06014940

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SurfControl plc

*CURRENT ADDRESS Riverside, Mountbatten Way,
Congleton, Chesire CW12 1DY
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2006
THOMSON
FINANCIAL

FILE NO. 82- 34985 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/6/06

Companies House
— for the record —

Company Name
SURFCONTROL PLC

363s Annual Return

RECEIVED
2006 JUN 28 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
1566321
Information extracted from Companies House records on 13th May 2006

Section 1: Company details

Ref: 1566321/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Riverside Mountbatten Way Congleton Cheshire CW12 1DY	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code / Description 7220 Software consultancy and supply	SIC CODE / Description

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 1566321

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Simon Baxter WILSON **Address** 624 Lassen Park Court Scotts Valley California Ca 95066 Usa	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Simon Baxter WILSON ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Anthony HAYTER **Address** The Old Vicarage Maisemore Gloucester GL12 8HU **Date of birth** 04/10/1938 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date George Anthony HAYTER ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 1566321

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Gregory Hugh LOCK **Address** The Old Rectory All Cannings Devizes Wiltshire SN10 3PF **Date of birth** 05/09/1947 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Gregory Hugh LOCK ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen PURDHAM **Address** Castle Cottage Manor Park North Rode Congleton Cheshire CW12 2PG **Date of birth** 14/04/1957 **Nationality** British **Occupation** Chief Executive Officer	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation COMPANY DIRECTOR. Date of change __ / __ / ____ Date Stephen PURDHAM ceased to be director (if applicable) __ / __ / ____

Company Number - 1566321 | Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Rene SCHUSTER **Address** Cheniston Compton Street Compton Winchester Hampshire SO21 2AS **Date of birth** 17/12/1961 **Nationality** German/America **Occupation** General Manager	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality COMPANY DIRECTOR Occupation Date of change __ / __ / ____ Date Rene SCHUSTER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Patricia SUELTZ **Address** 20055 Orchard Meadow Drive Saratoga California 95070 Usa **Date of birth** 02/10/1952 **Nationality** American **Occupation** Ceo	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation CHIEF EXECUTIVE OFFICER Date of change __ / __ / ____ Date Patricia SUELTZ ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jane Elizabeth TOZER MBE **Address** 10 Little Hill Herons Gate Chorleywood Hertfordshire WD3 5BX **Date of birth** 16/10/1947 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jane Elizabeth TOZER MBE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Simon Baxter WILSON **Address** 624 Lassen Park Court Scotts Valley California Ca 95066 Usa **Date of birth** 02/12/1961 **Nationality** British American **Occupation** Evp Global Finance	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation FINANCE DIRECTOR Date of change __ / __ / ____ Date Simon Baxter WILSON ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share
ORDINARY 10P

Number of shares issued
31, 418, 733

Aggregate Nominal Value of issued shares
£ 3, 141, 873

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued
31, 418, 733

Aggregate Nominal Value of issued shares
£3, 141, 873

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 31/05/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 1566321

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1566321

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 1566321

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30

Signature Andrew (~~Director / Secretary~~) FINANCIAL CONTROLLER

Date 08/06/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☑ This AR is made up to *31/5/2006*

If you are making this return up to an earlier date, please give the date here

__/__/____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st May 2007** please give the new date here:

__/__/____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Contact Name A. J. WALKER

Telephone number *inc code* 01260 296226

Address
C/O SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE

DX number *if applicable*

DX exchange

Postcode CW12 1DY

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	05	2006	08	05	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	150,000		
Nominal value of each share	£0-10		
Amount (if any) paid or due on each share (including any share premium)	£3-31		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) APPOLLO NOMINEES LIMITED	Class of shares allotted	Number allotted
Address 1 FINSBURY AVENUE, LONDON	ORDINARY	150,000
PARTICIPANT ID 002		
MEMBERSHIP ID: DEP UK Postcode EC M 2PP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] FINANCIAL CONTROLLER Date 9/5/06.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

Companies House
for the record

RECEIVED
2006 JUN 28 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	14 03 2006	14 03 2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.21		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APPOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE LONDON PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode: EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 3050
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: N/A

Signed: [signature] FINANCIAL CONTROLLER Date: 14/3/05

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / receiver / official ~~receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC RIVERSIDE
MOUNTBATTEN WAY, CONGLETON CHESHIRE
Tel (01260) 296 226
DX number DX exchange

6

Names and addresses of the allottees

RECEIVED
2006 JUN 29 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CITI ~~LONDON~~ BANK LONDON VIDACOS Address 336 THE STRAND, LONDON PARTICIPANT ID 33XKK DESIGNATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600 885 8594 UK Postcode	Class of shares allotted ORDINARY 10P	Number allotted 25,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] FINANCIAL CONTROLLER Date 7/2/06

** A ~~director / secretary / administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC, RIVERSIDE,
MOUNTBATTEN WAY, CONGLETON, CHESHIRE
CW12 1DY Tel (01260) 296226
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	02	2006	03	02	2006

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			77
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			£3.65

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CITI BANK LONDON VIDALOS Address 336 THE STRAND, LONDON PARTICIPANT ID: 33XKK DESIGNATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600885 8594 UK Postcode WC2R 1HP	Class of shares allotted: ORDINARY	Number allotted: 77
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Andrew FINANCIAL CONTROLLER Date 3/2/06

** A ~~director / secretary / administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE Tel (01260) 296 226
DX number DX exchange

1

RECEIVED
2006 JUN 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	02	2006
To	01	02	2006

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			2500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			£3.92

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CITI BANK LONDON WORLDS NOMINEES Address 336 THE STRAND, LONDON PARTICIPANT ID 33XKK DESIGNATION A/C 978 FF/C DEAN WITTER REYNOLDS 6008858594 UK Postcode WC2R 1HP	Class of shares allotted ORDINARY	Number allotted 2,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed AWalker Date 01/02/06.

** A ~~director / secretary / administrator / administrative receiver /~~ receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296226
DX number DX exchange

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2006	31	01	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	6,000	12,500	40,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.21	£3.65	£4.21

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

9/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CITI BANK LONDON VIDACOS NOMINEES Address 336 THE STRAND, LONDON PARTICIPANT ID 33XKK DESIGNATION A/C: 978 F/F/C DEAN WITTER REYNOLDS 6008858594 UK Postcode WC2R 1HP	Class of shares allotted ORDINARY	Number allotted 58,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed AWalker Date 31/1/06

** A ~~director / secretary / administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC, RIVERSIDE,
MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2006	31	01	2006

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			5,334
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

9/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APPOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON PARTICIPANT ID: 002 MEMERSHIP ID DEP UK Postcode EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 5334
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form N/A

Signed [signature] FINANCIAL CONTROLLER Date 31/1/06

** A ~~director / secretary / administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

SurfControl®

Principal Offices

SurfControl plc (United Kingdom)
Riverside, Mountbatten Way,
Congleton, Cheshire CW12 1DY
United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl Inc. (United States)
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl Pty Ltd (Australia)
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing SurfControl Network Security Co., Ltd., (China)
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

WWW.SURFCONTROL.COM

SurfControl®

SurfControl plc
Interim report 2006

■ 360° PROTECTION

The world leading provider of Internet content protection

"We have made significant progress in the second quarter on many fronts: We enhanced the health of the business and have started to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry. Six months ago I stated that the restructuring was not about 'cutting our way to growth'; rather, it was about the rebalancing of resources to be more focused and productive. To that end we plan to make further investment in infrastructure and people in the second half of the fiscal year."

Patricia Sueltz, CEO

Operational highlights

> Operational and structural restructuring completed on schedule
> Q2 billings growth of 3% to $30.3m (Q2 FY05: $29.4m)
> Key senior management appointments in OEM, Channel, and EMEA sales
> Enterprise Threat Shield awarded Software Security Product of the Year by CRN
> Q2 pro-forma operating profit of $4.1m (Q2 FY05: $4.7m)
> Free cash flow exceeds expectations at $10.3m for 1H (1H FY05: $8.2m)

Headline financial results (US$m)

Q2 and 1H FY2006	3m 31/12/05 $m	3m 31/12/04 $m	%	6m 31/12/05 $m	6m 31/12/04 $m	%
Revenue	**25.1**	24.7	2%	**49.2**	47.1	4%
Gross margin %	**97%**	98%		**97%**	98%	
Restructuring and onerous lease costs	**3.5**	–		**6.9**	1.7	
(Loss)/profit before tax	**(0.4)**	2.8		**(0.6)**	3.1	
Pro-forma operating profit	**4.1**	4.7		**7.5**	8.1	
Basic EPS (US cents)	**(1.0)**	7.9		**(1.6)**	8.7	
Indirect billings %	**68%**	65%		**68%**	63%	
Non-Americas revenue %	**39%**	38%		**39%**	38%	
Billings	**30.3**	29.4	3%	**49.9**	49.4	1%
Deferred revenue	**83.8**	78.9	6%			
Cash and liquid investments	**81.5**	89.9				
Cash generated from operations	**1.7**	4.0		**7.7**	10.1	
Cash generated from operations pre-restructuring and onerous leases	**3.8**	4.2		**10.8**	10.3	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this interim report are provided in the financial information following this interim report, as well as on SurfControl's website at www.surfcontrol.com/investors/financial_information.

Second quarter financial highlights

The results for the quarter fully reflect the costs of restructuring, announced on 6 September 2005, and completed on 31 December 2005. These costs amounted to $3.5m in the quarter and $6.9m overall in the six months to 31 December 2005. The restructuring charge relates to employee severance, onerous leases, and terminated third party vendor service contracts. The costs were approximately $2m higher than the previous guidance due to newly appointed senior management identifying more actions to restructure the business than were originally identified, particularly in the area of redundancies. The Company chose not to delay taking these additional actions.

Billings in the quarter grew 3% to $30.3m (Q2 FY05: $29.4m) and 1% to $49.9m for the six months to 31 December 2005 (1H FY05: $49.4m). The Americas grew billings 4% in the quarter (Q2 FY05: –1%) and 3% overall in the six months to 31 December 2005 (1H FY05: –9%). 919 new customers were won in the quarter (Q2 05: 1,166) and renewal rates remained in the target range of 70-80%. The value of three year contracts as a proportion of total billings was 44% (Q2 FY05: 47%). Deferred revenue increased 6% to $83.8m (Q2 05: $78.9m) of which 68% will be recognised in the next 12 months.

Revenue for the quarter increased by 2% to $25.1m (Q2 FY05: $24.7m). License revenue was 15% of total revenue in the quarter (Q2 FY05: 22%). The 2% growth rate and the lower proportion of license revenue compared to last year reflects the first quarter of the full impact of the recent move to a greater emphasis on subscription pricing. It also reflects an increase in sales of product suites or bundles, as well as sales into the customer base, both of which produce less immediately recognised license revenue and more subscription revenue which is deferred over the life of the customer contract. Americas' revenue for the quarter was 61% of the total (Q2 FY05: 62%).

Pro-forma operating profit for the quarter was $4.1m (Q2 FY05: $4.7m). Restructuring costs together with, among other things, share based payment costs, amortisation of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. After charging these costs, the loss before tax for the quarter was $0.4m (Q2 FY05: profit of $2.8m) and a loss of $0.6m for the six months to 31 December 2005 (1H FY 05: profit of $3.1m). The estimated effective tax rate for FY06 is 25%, and basic earnings per share for the quarter was a loss of 1.0 cents (Q2 FY05: profit of 7.9 cents) and a loss of 1.6 cents for the six months to 31 December 2005 (1H FY05: profit of 8.7 cents).

Pre-restructuring operating cash flow was ahead of management expectations at $3.8m (Q2 FY05: $4.2m). This performance was driven by strong pro-forma profit, improved linearity of billings and improved days sales outstanding, which ended the quarter at 44 days. Cash generated from operations under IFRS was also strong in the quarter at $1.7m (Q2 FY05: $4.0m) and $7.7m for the six months to 31 December 2005 (1H FY05: $10.1m). Free cash flow in the quarter was $2.7m (Q2 FY05: $2.9m) and $10.3m for the six months to 31 December 2005 (1H FY05: $8.2m). Cash and liquid investments ended the quarter at $81.5m. The slight reduction from Q1 of $2.9m reflects the $4.7m cost of shares purchased by the Company in the quarter and $2.1m of cash outflows relating to restructuring costs.

Second quarter financial highlights

At the Company AGM on 20 October 2005 SurfControl renewed its shareholder authority to make open market purchases of up to 10% of its issued share capital in the period to its 2006 AGM. Following the end of the close period, SurfControl will resume the purchase of its own shares.

FY 06 is the first financial year that the Company has issued IFRS financial information. An audited IFRS Transition Report giving a reconciliation of prior year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together with an unaudited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Company website.

Corporate highlights

Restructuring

The Company completed on schedule a comprehensive restructuring programme over the last six months. During this period SurfControl reduced several layers of management, re-assessed its employee and management skills-base, and reviewed its infrastructure requirements. The results are that the Company has four fewer sales offices, 108 employees and managers have left, and 86 seasoned and talented individuals have been recruited from the technology industry. All key operating functions are now globally run. FTE headcount at the end of the quarter was 511 compared to 533 six months ago and 508 at the end of the first quarter. During the second half of the year the Company plans to add people and infrastructure necessary to support planned growth as well as to complete the replacement of capacity removed during the restructuring.

Sales and Marketing

During the quarter the Company continued to develop and strengthen the sales and marketing function worldwide. Of the 86 new employees hired in the last six months, the majority were in sales. In addition, we have redesigned our sales compensation plan to drive productivity and to reward success at both the team and individual level. Personal quotas have been increased to match the industry standard associated with high performing companies in this sector, with greater emphasis on, and recognition of, over-performance. A similar approach has been adopted with key channel partners making it more attractive to sell higher volumes. Channel billings increased to 68% in the quarter (Q2 FY05: 65%).

By increasing the emphasis on face time with customers and partners, and adjusting the sales approach on the basis of the feedback, the Company is targeting significant continuous improvement in the sales process and marketing support.

The new pricing model has been in effect for its first full quarter and continues to be well received by the channel and customers alike. This is starting to become evident in the Company's billings key performance indicators ("KPIs"). For example, it is reflected in the sequential quarterly increases in both the average invoice value to $7,700 (Q1 FY06: $6,000) and bundled sales as a proportion of total billings to 25% (Q1 FY06: 20%). At the same time, the new pricing has also been a factor in the record number of large deals over $50,000 which was 77 in the quarter (Q1 FY06: 32).

Put simply, SurfControl products are now easier for customers to buy, and easier for sales teams and channel partners to sell. These factors are some of the reasons why SurfControl has delivered increased sales, particularly in the Americas, during a period of dramatic change. Americas' billings have increased sequentially from −11% in Q4 FY05 to +1% in Q1 FY06 to +4% in the second quarter.

Recruitment

The recruitment of highly talented individuals is essential to the achievement of the Company's growth plans. SurfControl has attracted successful individuals who bring experience from some of the world's leading technology companies including Symantec, Microsoft, McAfee, Sophos, IBM, SalesForce.com and Adobe. The influence of these new employees is already being felt within the organisation.

Corporate highlights

Awards

SurfControl's technological leadership has been recognised by a multitude of independent awards for its Enterprise Threat Protection products including SC Magazine's Best Buy award for the Web Filter when their reviewer Christopher Moody concluded that "for comprehensive web filtering, there aren't any better products." In December, SurfControl's recently launched Enterprise Threat Shield was named Test Center Product of the Year Winner in the Software Security category by CMP Media's CRN. Most recently, SurfControl's E-mail Filter was named a "Recommended Product" by SC Magazine, and SurfControl Web Filter has been named a finalist in the SC Magazine 2006 Awards to be announced in February 2006.

The market

During 2005 the Secure Content Market experienced continued momentum as threats to corporate security became more commonplace. Spyware, for example, became a significant problem during 2005 and according to IDC, more than three-quarters of all corporate machines are infected with various forms of spyware. Spam continues to be a significant hindrance to productivity and a source of malicious attacks on corporate networks. IDC believes the number of spam messages sent daily will almost double over the next few years, increasing from 23 billion in 2004 to 42 billion in 2008. This trend is driving demand for a solution that protects all organisations from the myriad of blended threats embedded in Internet content.

SurfControl's leadership in the provision of Enterprise Threat Protection ensures that it is well positioned to benefit from the forecast growth in this area. According to IDC the worldwide market for Secure Content Management is expected to grow at a CAGR of 18.7% between 2004 and 2009.

New customers

During the quarter, the Company won 919 new customers (Q2 FY05: 1,166). New customer sales represented 24% of billings, sales into the customer base 23%, renewals 51% and other sales 2% (Q2 FY05: 27%, 21%, 49% and 3% respectively).

New customers won around the world in the quarter included Ernst and Young, Reuters of America, Inc., Hanson Building Materials America, Hewlett Packard, City Colleges of Chicago, Museum of Modern Art, Juventus Football Club, Ducatti Motorcycles, Caterpillar, Healthcare Management Systems, Banque de France, MTV India, The Ministry of Health in Malaysia, Thompson Finance India, the National Library of New Zealand, the National Library of Australia, and Schenck Australia Pty Ltd.

Outlook

The Company has made significant progress in the second quarter on many fronts, enhancing the health of the business and starting to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry.

Following completion of the restructuring and achievement of 1% billings growth in the six months to 31 December 2005, and given the planned further investment in infrastructure and people in the second half of the year, management considers that the previous guidance range given for billings, revenue and pro-forma operating profit remains appropriate.

Independent review report by KPMG Audit Plc to SurfControl plc

Introduction
We have been engaged by the Company to review the financial information set out on pages 7 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs as adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs as adopted for use in the European Union.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.

KPMG Audit Plc
Chartered Accountants
St James' Square,
Manchester M2 6DS

30 January 2006

Consolidated income statement

for the six months ended 31 December 2005

	Notes	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Revenue	2	**49,223**	47,126	97,838
Cost of sales		**(1,251)**	(708)	(1,746)
Gross profit		**47,972**	46,418	96,092
Selling and distribution excluding restructuring		**(24,093)**	(23,422)	(48,797)
Restructuring	3	**(2,286)**	–	–
Total selling and distribution		**(26,379)**	(23,422)	(48,797)
Research and development excluding restructuring		**(8,816)**	(9,531)	(21,025)
Restructuring	3	**(1,366)**	–	–
Total research and development		**(10,182)**	(9,531)	(21,025)
General and administrative excluding onerous leases and restructuring		**(10,321)**	(9,896)	(19,741)
Onerous leases	3	**(1,374)**	(1,648)	(1,648)
Restructuring	3	**(1,825)**	–	–
Total general and administrative		**(13,520)**	(11,544)	(21,389)
Other operating (expenses)/income		**(113)**	71	(447)
Operating (loss)/profit		**(2,222)**	1,992	4,434
Financing income		**1,619**	1,151	2,510
Financing expense		**(10)**	(10)	(29)
(Loss)/profit before tax		**(613)**	3,133	6,915
Income tax credit/(expense)	4	**153**	(482)	(1,169)
(Loss)/profit for the period attributable to equity holders of the parent company		**(460)**	2,651	5,746
Basic (loss)/earnings per ordinary share (cents)	5	**(1.6)**	8.7	19.0
Diluted (loss)/earnings per ordinary share (cents)	5	**(1.6)**	8.6	18.6

Consolidated income statement

for the three months ended 31 December 2005

	Notes	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Revenue	2	**25,100**	24,664	97,838
Cost of sales		**(736)**	(403)	(1,746)
Gross profit		**24,364**	24,261	96,092
Selling and distribution excluding restructuring		**(12,603)**	(11,925)	(48,797)
Restructuring	3	**(1,371)**	–	–
Total selling and distribution		**(13,974)**	(11,925)	(48,797)
Research and development excluding restructuring		**(4,435)**	(4,992)	(21,025)
Restructuring	3	**(637)**	–	–
Total research and development		**(5,072)**	(4,992)	(21,025)
General and administrative excluding onerous leases and restructuring		**(4,959)**	(5,158)	(19,741)
Onerous leases	3	**(682)**	–	(1,648)
Restructuring	3	**(830)**	–	–
Total general and administrative		**(6,471)**	(5,158)	(21,389)
Other operating income/(expenses)		**9**	77	(447)
Operating (loss)/profit		**(1,144)**	2,263	4,434
Financing income		**770**	590	2,510
Financing expense		**(2)**	(8)	(29)
(Loss)/profit before tax		**(376)**	2,845	6,915
Income tax credit/(expense)	4	**94**	(445)	(1,169)
(Loss)/profit for the period attributable to equity holders of the parent company		**(282)**	2,400	5,746
Basic (loss)/earnings per ordinary share (cents)	5	**(1.0)**	7.9	19.0
Diluted (loss)/earnings per ordinary share (cents)	5	**(1.0)**	7.8	18.6

Group statement of recognised income and expense

for the six months ended 31 December 2005

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit for the period	**(460)**	2,651	5,746
Foreign exchange translation differences	**281**	472	(118)
Total recognised income and expense for the period attributable to equity holders of the parent company	**(179)**	3,123	5,628

Group statement of recognised income and expense

for the three months ended 31 December 2005

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit for the period	**(282)**	2,400	5,746
Foreign exchange translation differences	**261**	614	(118)
Total recognised income and expense for the period attributable to equity holders of the parent company	**(21)**	3,014	5,628

Consolidated balance sheet

as at 31 December 2005

	Notes	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Assets				
Plant and equipment		**3,164**	4,309	3,863
Intangible assets	6	**8,875**	9,643	10,050
Liquid investments		**4,322**	11,301	6,124
Deferred tax assets		**4,614**	7,254	4,528
Total non-current assets		**20,975**	32,507	24,565
Current tax receivable		**924**	2,133	2,223
Trade and other receivables	7	**21,753**	23,760	25,819
Cash and cash equivalents		**77,221**	78,608	82,951
Total current assets		**99,898**	104,501	110,993
Total assets		**120,873**	137,008	135,558
Equity				
Issued share capital	8	**5,041**	5,030	5,032
Share premium	8	**4,290**	3,905	3,987
Other reserves	8	**4,400**	4,709	4,119
Retained earnings	8	**2,684**	19,332	19,356
Total equity attributable to equity holders of the parent company		**16,415**	32,976	32,494
Liabilities				
Interest-bearing borrowings		**–**	14	3
Deferred tax liabilities		**73**	97	85
Provisions		**293**	368	161
Total non-current liabilities		**366**	479	249
Interest-bearing borrowings		**12**	20	19
Deferred revenue	9	**83,752**	78,902	84,872
Deferred consideration on acquisition of business undertakings		**364**	4,123	659
Trade and other payables	10	**16,054**	14,334	13,273
Current tax payable		**3,910**	6,174	3,992
Total current liabilities		**104,092**	103,553	102,815
Total liabilities		**104,458**	104,032	103,064
Total equity and liabilities		**120,873**	137,008	135,558

Consolidated cash flow statement

for the six months ended 31 December 2005

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(460)**	2,651	5,746
Adjustments for:			
Depreciation	**1,057**	1,123	2,308
Amortisation of intangible assets	**1,175**	3,330	7,405
Impairment	**–**	–	544
Loss on sale of plant and equipment	**87**	–	23
Financing income	**(1,619)**	(1,151)	(2,510)
Financing expense	**10**	10	29
Share based charges	**459**	197	719
Income tax (credit)/expense	**(153)**	482	1,169
Operating cash flow before changes in working capital and provisions	**556**	6,642	15,433
Decrease in working capital	**7,036**	3,530	8,025
Increase/(decrease) in provisions	**143**	(101)	(289)
Cash generated from operations	**7,735**	10,071	23,169
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Net cash inflow from operating activities	**9,040**	8,415	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Acquisition of business undertakings	**(295)**	(85)	(8,725)
Disposal of liquid investments	**1,591**	744	5,231
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Development expenditure	**–**	(49)	(49)
Net cash inflow/(outflow) from investing activities	**2,601**	487	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**312**	160	245
Purchase of own shares	**(16,671)**	(8,205)	(11,798)
Payment of finance lease liabilities	**(9)**	(9)	(19)
Net cash outflow from financing activities	**(16,368)**	(8,054)	(11,572)
Net (decrease)/increase in cash and cash equivalents	**(4,727)**	848	6,808
Cash and cash equivalents at beginning of the period	**82,951**	76,088	76,088
Effect of exchange rate fluctuations on cash held	**(1,003)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Consolidated cash flow statement

for the three months ended 31 December 2005

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(282)**	2,400	5,746
Adjustments for:			
Depreciation	**521**	590	2,308
Amortisation of intangible assets	**588**	1,669	7,405
Impairment	**–**	–	544
Loss on sale of plant and equipment	**87**	–	23
Financing income	**(770)**	(590)	(2,510)
Financing expense	**2**	8	29
Share based charges	**414**	186	719
Income tax (credit)/expense	**(94)**	445	1,169
Operating cash flow before changes in working capital and provisions	**466**	4,708	15,433
Decrease/(increase) in working capital	**1,121**	(643)	8,025
Increase/(decrease) in provisions	**151**	(39)	(289)
Cash generated from operations	**1,738**	4,026	23,169
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Net cash inflow from operating activities	**2,240**	2,796	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Acquisition of business undertakings	**(295)**	0	(8,725)
Disposal of liquid investments	**(17)**	644	5,231
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Development expenditure	**–**	–	(49)
Net cash inflow/(outflow) from investing activities	**164**	787	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**288**	64	245
Purchase of own shares	**(4,732)**	(4,147)	(11,798)
Payment of finance lease liabilities	**(4)**	(4)	(19)
Net cash outflow from financing activities	**(4,448)**	(4,087)	(11,572)
Net (decrease)/increase in cash and cash equivalents	**(2,044)**	(504)	6,808
Cash and cash equivalents at beginning of the period	**79,952**	77,440	76,088
Effect of exchange rate fluctuations on cash held	**(687)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Notes to the financial information

for the six months ended 31 December 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adopted for use in the EU ("IFRS").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 June 2006 or are expected to be endorsed and effective (or available for early adoption) at 30 June 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and unadopted IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for year ending 30 June 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that period will be finally determined when the annual financial statements are prepared for the year ending 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A detailed review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published in the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors, and delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 31 December 2005 and 31 December 2004 is unaudited.

The financial information for the year ended 30 June 2005 has been extracted from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

Notes to the financial information

for the six months ended 31 December 2005

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products.

Revenue by customer location for the six months ended 31 December 2005	**Six months ended 31 December 2005 $'000**	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**9,102**	9,348	19,305
Mainland Europe	**4,439**	4,113	8,920
Americas	**29,995**	29,131	59,845
Rest of the World	**5,687**	4,534	9,768
	49,223	47,126	97,838

Revenue by customer location for the three months ended 31 December 2005	**Three months ended 31 December 2005 $'000**	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**4,532**	5,015	19,305
Mainland Europe	**2,325**	2,401	8,920
Americas	**15,298**	15,177	59,845
Rest of the World	**2,945**	2,071	9,768
	25,100	24,664	97,838

Notes to the financial information

for the six months ended 31 December 2005

3. Restructuring and onerous lease charges

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Rent on vacant offices	**1,374**	1,648	1,648
Restructuring	**5,477**	–	–
	6,851	1,648	1,648

During the half year period the Group completed a restructuring programme involving the closure of certain sales offices, changes in management structure, and reorganisation of departmental functions. Vacant possession of relevant office leases has been retained until such time as they time expire or are assigned. Amounts equivalent to the rent, arising from the unexpired portion of these leases have been charged to the income statement in the period. Other restructuring charges relate to employee severance, recruitment of personnel, and terminated third party vendor service contracts.

4. Income tax expense

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
US Federal and state tax	**(67)**	(8)	(509)
Non US Corporation tax	**63**	(676)	1,047
Adjustments in respect of previous years	**–**	–	432
Total current tax expense	**(4)**	(684)	970
Deferred tax:			
Tax loss recognition/(de-recognition)	**50**	207	(3,076)
Origination and reversal of temporary differences	**107**	(5)	937
Income tax credit/(expense)	**153**	(482)	(1,169)

Notes to the financial information

for the six months ended 31 December 2005

5. Loss/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	**(460)**	2,651	5,746
Basic weighted average ordinary shares in issue	**28,822,094**	30,587,229	30,326,066
Dilutive effect of share options	**513,139**	318,602	448,147
Diluted weighted average ordinary shares in issue	**29,335,233**	30,905,831	30,774,213
Basic (loss)/earnings per ordinary share (cents)	**(1.6)**	8.7	19.0
Diluted (loss)/earnings per ordinary share (cents)	**(1.6)**	8.6	18.6

Own shares held by the Company, or by the Group employee benefit trust of 3,183,383 (31 December 2004: 856,000) (30 June 2005: 1,195,500) are treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Acquired intellectual property $'000	Internal development costs $'000	Total $'000
Cost:				
At 1 July 2005	–	18,386	391	18,777
Additions	–	–	–	–
At 31 December 2005	**–**	**18,386**	**391**	**18,777**
Amortisation:				
At 1 July 2005	–	8,618	109	8,727
Provided during the period	–	1,135	40	1,175
At 31 December 2005	**–**	**9,753**	**149**	**9,902**
Net book value at 31 December 2005	**–**	**8,633**	**242**	**8,875**
Net book value at 31 December 2004	711	8,612	320	9,643
Net book value at 30 June 2005	–	9,768	282	10,050

Notes to the financial information

for the six months ended 31 December 2005

6. Intangible assets continued

The acquired intellectual property at 31 December 2005 relates to the written down value of Linux based appliance technology acquired from SecureM, Inc in April 2004, and the written down value of Spyware technology acquired from Apreo Limited in February 2005.

Acquired intellectual property and internal development costs currently have an estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, which resulted in a change from the previous estimate of two years.

7. Trade and other receivables

	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Current:			
Trade receivables	**18,449**	19,668	22,299
Other receivables and prepayments	**3,304**	4,092	3,520
	21,753	23,760	25,819

8. Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	Capital redemption reserve $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2005	5,032	3,987	882	3,237	19,356	32,494
Total recognised income and expense	–	–	–	281	(460)	(179)
Purchase of own shares	–	–	–	–	(16,671)	(16,671)
Share options exercised by employees	9	303	–	–	–	312
Equity settled transactions	–	–	–	–	459	459
As at 31 December 2005	**5,041**	**4,290**	**882**	**3,518**	**2,684**	**16,415**
As at 31 December 2004	5,030	3,905	882	3,827	19,332	32,976
As at 30 June 2005	5,032	3,987	882	3,237	19,356	32,494

At 31 December 2005 the Company held 2,750,586 shares in treasury (31 December 2004: 856,000 shares) (30 June 2005: 1,195,500 shares). During the six month period the Company purchased 1,555,086 shares for treasury at an average price of $8.29 and at a total cost of $12,893,000. Transaction costs associated with these purchases was $96,000.

Notes to the financial information

for the six months ended 31 December 2005

8. Reconciliation of movement in capital and reserves continued

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust, also acquired 432,797 shares in the same period (31 December 2004: nil) (30 June 2005: nil) at an average price of $8.67 and at a total cost of $3,778,000. Transaction costs associated with these purchases was $27,000. The shares held by the EBT are listed on a recognised stock exchange, and their market value 31 December 2005 was $3,897,000 (31 December 2004: $nil) (30 June 2005: $nil). The nominal value held was $74,000 (31 December 2004: $nil) (30 June 2005: $nil). The EBT is a discretionary trust for the benefit of employees, and the shares held are used to satisfy certain Group liabilities in respect to share based emoluments that have been provided to them.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	**31 December 2005 $'000**	31 December 2004 $'000	30 June 2005 $'000
Current:			
In less than one year	**57,192**	52,322	57,040
In more than one year	**26,560**	26,580	27,832
	83,752	78,902	84,872

10. Trade and other payables

	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Current:			
Trade payables	**1,498**	3,060	2,284
Sales taxes and social security costs	**2,066**	2,176	2,268
Non trade payables and accrued expenses	**12,490**	9,098	8,721
	16,054	14,334	13,273

Supplementary financial information

Reconciliation of operating profits to pro-forma operating profit (unaudited)
for the six months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	**7,495**	8,144	16,726

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs;
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges.

Pro-forma profit operating for the six month period ended 31 December 2005 is calculated as follows:

Six months ended 31 December 2005	Operating costs per income statement $'000	(1) Share based payments and related employment taxes $'000	(2) Amortisation and impairment of intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	(4) Depreciation of plant and equipment $'000	(5) Onerous leases and other restructuring charges $'000	**Pro-forma operating profit $'000**
Selling and distribution	(26,379)	57	–	–	582	2,286	**(23,454)**
Research and development	(10,182)	88	1,135	40	318	1,366	**(7,235)**
General and administrative	(13,520)	489	–	–	157	3,199	**(9,675)**
Other operating expenses	(113)	–	–	–	–	–	**(113)**
Total operating costs	(50,194)	634	1,135	40	1,057	6,851	**(40,477)**
Gross profit							**47,972**
Pro-forma operating profit							**7,495**
Pro-forma operating profit for the six months ended 31 December 2004*							**8,144**
Pro-forma operating profit for the year ended 30 June 2005 (unaudited)*							**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary financial information

Supplementary cash flow information (unaudited)
Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the six month period ended 31 December 2005 is as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 Unaudited $'000
IFRS – cash generated from operations	**7,735**	10,071	23,169
Onerous lease charges and restructuring	**3,079**	275	673
Operating cash (restated)	**10,814**	10,346	23,842
Onerous lease charges and restructuring	**(3,079)**	(275)	(673)
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Development expenditure	**–**	(49)	(49)
Free cash	**10,345**	8,243	21,874

Supplementary financial information

Reconciliation of operating profits to pro-forma operating profit (unaudited)
for the three months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	4,081	4,669	16,726

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs;
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges.

Pro-forma profit operating for the three month period ended 31 December 2005 is calculated as follows:

Three months ended 31 December 2005	Operating costs per income statement $'000	(1) Share based payments and related employment taxed $'000	(2) Amortisation and impairment of intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	(4) Depreciation of plant and equipment $'000	(5) Onerous leases and other restructuring charges $'000	**Pro-forma operating profit $'000**
Selling and distribution	(13,974)	156	–	–	286	1,371	**(12,161)**
Research and development	(5,072)	111	568	20	157	637	**(3,579)**
General and administrative	(6,471)	329	–	–	78	1,512	**(4,552)**
Other operating income	9	–	–	–	–	–	**9**
Total operating costs	(25,508)	596	568	20	521	3,520	**(20,283)**
Gross profit							**24,364**
Pro-forma operating profit							**4,081**
Pro-forma operating profit for the three months ended 31 December 2004*							**4,669**
Pro-forma operating profit for the year ended 30 June 2005 (unaudited)*							**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary financial information

Supplementary cash flow information (unaudited)
Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the three month period ended 31 December 2005 is as follows:

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 Unaudited $'000
IFRS – cash generated from operations	**1,738**	4,026	23,169
Onerous lease charges and restructuring	**2,098**	198	673
Operating cash (restated)	**3,836**	4,224	23,842
Onerous lease charges and restructuring	**(2,098)**	(198)	(673)
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Development expenditure	**–**	–	(49)
Free cash	**2,716**	2,939	21,874

Contact details

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl +1 831 440 2722
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

Notes

Designed and produced by Emperor Design Consultants Ltd
Telephone 020 7729 9090 www.emperordesign.co.uk

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2006	07	02	2006

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	15 000	10,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£ 4.03	£ 5.43	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

RECEIVED
2005 JUN 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	15 12 2005	15 12 2005

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			50,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			£3.31

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

15

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APPOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode: EC2M 2PP	Class of shares allotted: ORDINARY	Number allotted: 50,000
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: N/A

Signed: Andrew FINANCIAL CONTROLLER Date: 15/12/05

** ~~A director / secretary / administrator / administrative receiver / receiver /~~ official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226.
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1566321

Company Name in full SURFCONTROL PLC

	Day	Month	Year
Date of termination of appointment	20	10	2005

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) PATRICK EDMUND

Surname JOLLY

	Day	Month	Year
†Date of Birth	29	09	1965

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/10/05

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	1566321
Company Name in full	SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	65 511	40 742	11,464
Date(s) shares delivered to the company	3/10/05	4/10/05	5/10/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.4999	£4.3831	£4.3366
Minimum price paid			

Note
This return must be delivered to the Registrar [within] a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was:	£ 523,084
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 2620 —

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/10/05

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J. WALKER C/O SURFCONTROL PLC
RIVERSIDE MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

CHFP000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	60 000	25000	75 000
Date(s) shares delivered to the company	16/9/05	19/9/05	20/9/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.59	£4.60	£4.65
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 739,150

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,700

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed [signature] **Date** 26/9/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc, RIVERSIDE
MOUNTBATTEN WAY CONGLETON CHESHIRE
Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

RECEIVED
2006 JUN 23 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	330,000	484 882	35000
Date(s) shares delivered to the company	21/9/05	22/9/05	26/9/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.65	£4.5826	£4.6951
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3920 849

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 19605

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] Date: 26/9/05

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC RIVERSIDE
MOUNTBATTEN WAY CONGLETON CHESHIRE
Tel (01260) 296 226.
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	16847	100 000	40640
Date(s) shares delivered to the company	27/9/05	28/9/05	29/9/05
For each share:			
Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.6379	£4.6498	£4.5227
Minimum price paid			

Note: This return must be delivered to the Registrar within 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 726,917

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3635

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] Date: 26/9/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

Please do not write in the space below. For Inland Revenue use only.

FIVE THOUSAND POUNDS
ONE THOUSAND POUNDS
ONE HUNDRED POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	100,000	100,000	70,000
Date(s) shares delivered to the company	13/9/05	14/9/05	15/9/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.435	£4.54	£4.60
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 1219500

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 6100 (R05)

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] Date: 13/9/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A J WALKER
c/o SURFCONTROL PLC, RIVERSIDE, MOUNTBATTEN WAY CONGLETON Tel (01260) 296226.
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

10/03

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	09	2005	08	09	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	321p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CITI BANK LONDON VIDALCS NOMINEES Address: 336 STRAND, LONDON, PARTICIPANT ID 33XKK DESIGNATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600885 8594 UK Postcode WC2R 1HP	Class of shares allotted 10P ORDINARY	Number allotted 4000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed: Awalker FINANCIAL CONTROLLER Date 8/9/05

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A J WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel 01260 296226
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 1566321

Company Name in full SURFCONTROL PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 28 Month 07 Year 2005

Name *Style / Title: MR — *Honours etc:

Forename(s): RENE

Surname: SCHUSTER

† Date of Birth — Day 17 Month 12 Year 1961

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: CHENISTON, COMPTON STREET, COMPTON

Post town: WINCHESTER

County / Region: HAMPSHIRE — Postcode: SO21 2AS

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17/8/05

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC RIVERSIDE
MOUNTBATTEN WAY CONGLETON CHESHIRE
CW12 1DY Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 1566321

Company Name in full SURFCONTROL PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars: Day 24 Month 07 Year 2005

Name *Style / Title: MR *Honours etc:

Forename(s): SIMON BAXTER

Surname: WILSON

† Date of Birth: Day 02 Month 12 Year 1961

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address ††
(enter new address)

624 LASSEN PARK COURT

Post town: SCOTTS VALLEY

County / Region: CALIFORNIA Postcode: CA 95066

Country: USA

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 24/7/05

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED 2005 JUN 28 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 1566321

Company Name in full SURFCONTROL PLC

	Day	Month	Year
Date of appointment	01	07	2005
†Date of Birth	02	10	1952

Appointment form

Notes on completion appear on reverse

Appointment as director ✓ as secretary [ ] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MRS *Honours etc:

Forename(s): PATRICIA

Surname: SUELTZ

Previous Forename(s): Previous Surname(s): CARY

†† Usual residential address: 20055 ORCHARD MEADOW DRIVE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: SARATOGA Postcode: 95070

County / Region: CALIFORNIA Country: USA

†Nationality: US †Business occupation: CEO

†Other directorships (additional space overleaf): NONE

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 1/7/05

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/7/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number | |

† Directors only.

†Other directorships

AMGEN, INC.
DELPHI SYSTEMS

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

RECEIVED
2005 JUN 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.


ONE THOUSAND POUNDS
15
6
05


TWO HUNDRED POUNDS
15
05


FIFTY POUNDS
15
05


TWENTY POUNDS
15
05

Company Number 1566321

Company Name in full SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	25000	12500	12500
Date(s) shares delivered to the company	2/6/05	6/6/05	7/6/05
For each share: Nominal value	£0.10	£0.10	£0-10
Maximum price paid	£5.02	£5.12	£5-15
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 253,875 —

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1270 —

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985 TR/POS

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] A.J. WALKER FINANCIAL CONTROLLER Date 7/6/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J. WALKER c/o SURFCONTROL PLC RIVERSIDE, MOUNTBATTEN WAY CONGLETON CHESHIRE
Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SurfControl PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number of shares	12500	15,000	15,000
Date(s) shares delivered to the company	8/6/05	9/6/05	10/6/05
For each share:			
Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£5.14	£5.12	£5.05
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 216,800

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1085

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] Financial Controller Date: 7/6/05

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J. Walker c/o SurfControl plc
Riverside, Moun

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	15000	25000	10 000
Date(s) shares delivered to the company	24/5/05	31/5/05	1/6/05
For each share: Nominal value	10p	10p	10p
Maximum price paid	490p	490p	500p
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 246 000

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1230

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: Andrew Date: 1/6/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	25,000	25,000	20,000
Date(s) shares delivered to the company	19/5/05	20/5/05	23/5/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£4.94	£4.90.	£4.94
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 344 800

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1725

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: AWalker Date: 23/5/05

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226.
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

Company Name
SURFCONTROL PLC

363s Annual Return

RECEIVED
2005 JUN 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
1566321
Information extracted from Companies House records on
8th May 2005

Section 1: Company details

Ref: 1566321/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Riverside Mountbatten Way Congleton Cheshire CW12 1DY**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**SIC Code** **Description** 7220 Software consultancy and supply	**SIC CODE** **Description**

Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Simon Baxter WILSON **Address** 61 Hollins Drive Pasatiempo Santa Cruz Ca 95060 Usa	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of change / / Date Simon Baxter WILSON ceased to be secretary (if applicable) / /
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Anthony HAYTER **Address** The Old Vicarage Maisemore Gloucester GL12 8HU **Date of birth** 04/10/1938 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date George Anthony HAYTER ceased to be director (if applicable) / /

Section 2: Details of Officers of the Company (continued)

/the details for this /i are wrong, strike / through and fill in the /rect details in the "Amended details" column.

Current details	Amended details
Name Patrick Edmund JOLLY	Name
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address Hill Top Farm Hill Top Lane Skipton Road, Earby Lancashire BB18 6JN	Address
Date of birth 20/09/1965	UK Postcode
Nationality British	Date of birth __ / __ / ____
Occupation President Emea Row	Nationality
	Occupation
	Date of change __ / __ / ____
	Date Patrick Edmund JOLLY ceased to be director (if applicable) __ / __ / ____

Particulars of a new Director must be notified on form 288a

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Current details	Amended details
Name Gregory Hugh LOCK	Name
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Old Rectory All Cannings Devizes Wiltshire SN10 3PF	Address
Date of birth 05/09/1947	UK Postcode
Nationality British	Date of birth __ / __ / ____
Occupation Company Director	Nationality
	Occupation
	Date of change __ / __ / ____
	Date Gregory Hugh LOCK ceased to be director (if applicable) __ / __ / ____

Particulars of a new Director must be notified on form 288a.

Company Number - 1566321

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen PURDHAM** **Address** **Castle Cottage** **Manor Park North Rode** **Congleton** **Cheshire** **CW12 2PG** **Date of birth** 14/04/1957 **Nationality** British **Occupation** Chief Executive Officer	Name ______ ☐ Tick this box if this address is a se[rvice] address for the beneficiary of a Confidentiality Order granted under section [723B] of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Stephen PURDHAM ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Rene SCHUSTER** **Address** **17 Sarum Close** **Winchester** **Hampshire** **SO22 5LY** **Date of birth** 17/12/1961 **Nationality** German/America **Occupation** General Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Rene SCHUSTER ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Section 2: Details of Officers of the Company (continued)

…/the details for this …n are wrong, strike …n through and fill in the …rect details in the "Amended details" column

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name: Jane Elizabeth TOZER MBE	Name
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address: 10 Little Hill, Herons Gate, Chorleywood, Hertfordshire, WD3 5BX	Address
	UK Postcode
Date of birth: 16/10/1947	Date of birth __ __ / __ __ / __ __ __ __
Nationality: British	Nationality
Occupation: Company Director	Occupation
	Date of change __ __ / __ __ / __ __ __ __
	Date Jane Elizabeth TOZER MBE ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column

Particulars of a new Director must be notified on form 288a

Current details	Amended details
Name: Simon Baxter WILSON	Name
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address: 61 Hollins Drive, Pasatiempo, Santa Cruz, Ca 95060, Usa	Address
	UK Postcode
Date of birth: 02/12/1961	Date of birth __ __ / __ __ / __ __ __ __
Nationality: British American	Nationality
Occupation: Finance Director	Occupation
	Date of change __ __ / __ __ / __ __ __ __
	Date Simon Baxter WILSON ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Company Number - 1566321

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	31, 114, 572	£ 3, 111, 457

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 31, 114, 572

Aggregate Nominal Value of issued shares: £ 3, 111, 457

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 31/05/2004

> **REMEMBER:**
>
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
>
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
>
> *List shareholders in alphabetical order or provide an index*
>
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

16

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2005 ... 28 A 11: ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	04	2005	26	04	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
minal value of each share	10P		
Amount (if any) paid or due on each share *(including any share premium)*	493p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

mpanies House receipt date barcode

Th rm has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

17

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name APPOLLO NOMINEES LTD Address 1 FINSBURY AVENUE, LONDON PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode EC2M 2PP	ORDINARY	1000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE. Tel (01260) 292226.
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	1526321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1500		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	331p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode
[illegible]n has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: CITI BANK LONDON VIPACOS NOMINEED Address: 336 STRAND, LONDON, PARTICIPANT ID: 33XKK DESTINATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600885 8594 UK Postcode WC2R 1HP	10P ORDINARY	1500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/3/05

A director ~~/ secretary / administrator /~~ administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A.J. WALKER c/o SURFCONTROL plc RIVERSIDE
MOUNTBATTEN WAY CONGLETON CHESHIRE
Tel (01260) 296 226

DX number DX exchange

Companies House — for the record —

RECEIVED 2005 JUN 28 A 11:24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	14,750	10,250	25000
Date(s) shares delivered to the company	16/3/05	18/3/05	22/3/05
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£6.50	£6.46	£6.75
Minimum price paid	95875	66215	168750

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 330 840

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1655

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

£1655 TR/POS

**Delete as appropriate

Signed: AnoWer Date: 22/3/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

0/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	7000	10000	30 000
Date(s) shares delivered to the company	4/3/05	9/3/05	10/3/05
For each share:			
Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£6.50	£6.48	£6.50
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 305300

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1530


ONE THOUSAND POUNDS
11 4 05


FIVE HUNDRED POUNDS
11 4 05


THIRTY POUNDS
11 4 05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

£1530 TR/pos

**Delete as appropriate

Signed: A. Walker FINANCIAL CONTROLLER Date: 11/3/05

(**~~a director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number	1566321
Company name in full	SURFCONTROL plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	03	2005	11	03	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2250		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	313p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

21

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name APOLLO NOMINEES LTD Address 1 FINSBURY AVENUE, LONDON PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode EC2M 2PP	Class of shares allotted ORDINARY	Number allotted 2250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [illegible signature] Date 11/3/05

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the rson Companies House should tact if there is any query.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

22

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	02	2005	03	02	2005

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6667		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	403p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

23

Shareholder details	Shares and share class allotted	
Name: APOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON. PARTICIPANT ID: 002 MEMBERSHIP ID: 0EP UK Postcode EC2M 2PP	Class of shares allotted: 10P ORDINARY	Number allotted: 6667
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3\2\05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226
DX number DX exchange

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	From Day	Month	Year	To Day	Month	Year
	01	02	2005	01	02	2005

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	1020		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (*including any share premium*)	29.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

25

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: DENISE. L. HENDSBEE Address: 119 COALINGA WAY, SANTA CRUZ, CALIFORINA, UNITED STATES 95060 ~~UK Postcode~~	Class of shares allotted 10P ORDINARY	Number allotted 1020
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Andrew FINANCIAL CONTROLLER Date 1/2/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226
DX number DX exchange

The world leading Internet Security Company providing enterprise Web and E-mail filtering

SurfControl®

Interim Report 2005

RECEIVED
2006 JUN 28 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SurfControl plc
Annual report 2005

■ ENTERPRISE THREAT PROTECTION

- The Internet is critical to organisations worldwide.
- It is also their biggest security threat.
- Malicious threats such as spam, phishing and spyware constantly and cumulatively assault companies – with new threats emerging almost daily.
- These threats impact employee productivity, drain network resources, create financial losses and increase liability risks.

SURFCONTROL STOPS THESE THREATS

SurfControl is the world's leading Internet security company stopping blended and malicious digital threats from assaulting companies. SurfControl's Enterprise Protection Suite™ is the only threat management system with Adaptive Threat Intelligence™ to continuously filter inbound and outbound Web, e-mail and IM-P2P traffic. Thus, SurfControl customers are protected against known, emerging, internal and customer-specific threats.

"This year has seen the attainment of a long standing goal of becoming a circa $100m revenue company occupying a leadership position within our target market. It is the culmination of years of work and an excellent platform from which to launch into the next stage of the Company's development. With the addition of Pat Sueltz to our management team we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future with confidence."
Steve Purdham, Chief Strategy Officer

2005 Highlights

- Group turnover increased by **12%** to **$97.8m** (2004: $87.3m)
- EBITDA increased by **6%** to **$16.7m** (2004: $15.7m)
- Group invoicing increased by **2%** to **$108.2m** (2004: $106.6m)
- Cash balances as at 30 June 2004 increased to **$89.0m** (2004: $87.5m)
- Gross profit margin of **98%**
- Increased contribution of indirect channel sales from **58%** to **65%** for the year
- Technology acquisitions and share repurchases funded during the year totalling **$26.5m**

Chairman's Statement Greg Lock

We are one of the world's leading IT security companies with revenues of close to $100m.

Your company grew revenue and EBITDA, and generated significant levels of cash flow during the year ending 30 June 2005. We have broadened our product line and enhanced its function and effectiveness, our products have won a number of awards and we have solidified our position as a global leader in Enterprise Threat Protection. With all this I am pleased but with one measure of our performance I am not satisfied; we grew our invoicing volumes by just 2%, a result which demands improvement.

Your Board began a thorough review of our activities in December 2004 and concluded that we needed to enhance the experience of the executive team. The most significant result of this is the appointment of Patricia C. Sueltz as CEO with effect from 1 July 2005. Pat brings years of experience in senior executive roles at IBM, Sun Microsystems where she led the global services business and most recently SalesForce.com where she was President of Global Operations. Pat has lived and worked in the UK as well as the USA and has begun the task of upgrading our capabilities and of putting in place the organisational structure, systems and processes which will allow us to realise our growth ambitions. We are delighted that an executive of Pat's calibre and experience has chosen to lead us at this exciting time.

We have a very strong platform from which to accelerate the growth in our market position. Our balance sheet is strong; we are a leader in a large and growing market and our product line has never been stronger. In addition our customers, partners and employees are valuable assets, for their support I thank them sincerely.

Great credit for this strength is due to the outstanding leadership of Steve Purdham whose passion, insight and entrepreneurial flair has driven our Company for the last five years. Steve's efforts and achievements have been a major factor in establishing our leadership in Unified Threat Management, his foresight in anticipating market needs and in driving our response in products and services have been invaluable.

We are determined to make the investments in our "go to market" capabilities which will fit us for future growth. Your Board and the executive team are committed to make the changes necessary to compete vigorously and delight our customers and partners; we shall be both relentless and rigorous in our execution as we strive to make your Company more valuable.

Greg Lock
Chairman of the Board
5 September 2005

Chief Executive's Review Patricia C. Sueltz

We've greeted this new year, driven by our passion for our customers, and an operational mantra of relentless execution across the entire company.

The team has the technological vision for all aspects of information security now and in the future.

Dear SurfControl Investor,

You've read our Chairman's letter describing SurfControl's FY05 results: Solid fundamentals – with more focus on growth needed. The team has the technological vision for all aspects of information security now and in the future. We've greeted this new year, driven by our passion for our customers, and an operational mantra of relentless execution across the entire company. Strong products, Customer Focus, Relentless Execution of our current plans and a keen technological Vision for the Future are the makings of a solid year to come. I'm delighted to be a part of the SurfControl team!

Pat Sueltz
Chief Executive Officer
5 September 2005

WHAT DRIVES US...

- **Our Customers** We are passionate about protecting our customers with inspired, award-winning solutions.
- **Our Results** We are driven to deliver superior returns for our investors now – and in the future.
- **Our People** We strive to create a stimulating, high-performing environment in which our employees thrive.
- **Our World Around Us** We recognize our responsibility to the world in which we operate and act accordingly.

Operational Review Steve Purdham

80%

By 2008, 80% of Firewall Appliances will be Unified Threat management Appliances *(Source: IDC 2004)*

We have significantly invested in increasing the quality, effectiveness and appeal of our products.

The Company's financial position is strong. We have no debt, are profitable and strongly cash generative, and in most areas of the business we made significant progress. However, the slow down in new business in the Americas has caused disapointingly low billings growth.

Growth is the main challenge and focus of our attention. With the convergence of the market towards Unified Threat Management, our market positioning and messaging, and the strength of our award winning technologies, we firmly believe that we have a solid foundation to attain and recapture growth.

We are very excited to have recruited Pat Sueltz as CEO, who brings a new level of experience and expertise to drive the business in a growing market where SurfControl enjoys a strong market position.

Changing Threat Landscape is driving Market Change – and enhances opportunity.

The Internet is critical to organisations worldwide. It is also their biggest security threat. Organisations are assaulted daily by an ever-increasing, complex host of threats targeting their computer networks. Yesterday it was porn, web abuse, viruses and spam. Today it's phishing and spyware. Tomorrow, it will be something else. Once spawned, these threats are cumulative and often morph into something new.

Once these threats were pests or distractions, now they are malicious hazards.

With inadequate protection, the success organisation is jeopardised by significant productivity and financial losses, hijacking of network resources and increased legal liability. With the proliferation of wireless technologies, the boundaries of the organisation disappear. It is now easier than ever for these malicious threats to enter an organisation, rendering traditional security technologies ineffective.

Regulatory compliance and information confidentiality are high on CEO agendas. Threats from "outbound" traffic such as sent e-mails, attachments, and instant messaging are as serious as traditional inbound threats. This has led to the development of a new approach so that organisations have maximum protection from the threats from the minimum number of vendors. This type of approach, and this market, is known as Unified Threat Management.

SurfControl has evolved into one of the leading Internet security companies, protecting enterprises from bi-directional threats with multiple layers of protection. We have invested in the quality, effectiveness and design of our products such that we can deliver more layers of threat protection to our customers. These layers continuously manage inbound, outbound and internal Internet-based traffic to stop known, emerging and customer-specific threats.

SurfControl has achieved industry recognition for its technology.

Over the years, organisations have had to deal with an ever increasing number of threats.

SurfControl's e-mail protection can be delivered as hardware.

SurfControl has redefined traditional filtering to encompass the ever-increasing and cumulative impact of Internet blended threats. We have merged our award winning products into our new Enterprise Protection Suite™, which continuously expands an organisation's layers of threat protection, eliminating the need to deploy and manage multiple products from multiple vendors.

SurfControl differs from and complements other Internet Security themes by focusing on both the content and protocols that are sent and received over web, e-mail, IM and P2P mechanisms – delivering higher quality "Best of Breed" protection in these areas. SurfControl's layered threat protection stops porn, viruses, phishing, spam, spyware and company specific threats from coming into the business. It also keeps confidential, non-compliant and legal liability items from going out of the business.

Another significant area of progress has been the strengthening of our Adaptive Threat Intelligence Service™. This is a combination of technology, people and historical databases which constantly monitors the Internet for existing and emerging threats. This service produces daily updates to protect our customers effectively and efficiently, and underpins our subscription model providing for our increasing financial forward visibility and strong cash generation.

SurfControl's Adaptive Threat Intelligence Service™ powers the SurfControl Enterprise Protection Suite™ to proactively identify and stop threats as they attempt to enter or exit an enterprise.

Centrally administered policies can be defined to ensure that the right level of protection is delivered at a company, group, or individual level, with relevant graphical reporting systems to identify risk areas, trends and overall usage. Protection is delivered at the perimeter, network and endpoint, even if that endpoint is a mobile PC. SurfControl customers avoid significant business downtime that might impact productivity and the bottom line, while also limiting their legal liability and ensuring regulatory compliance and confidentiality.

During the year we acquired SpyWare technology from Apreo Limited. This acquisition is part of our response to the changing nature of threats, and has already enabled the launch of a major new component, Enterprise Threat Shield which delivers end point security protecting companies from the impacts of spyware, games, IM and P2P.

Business development and new customers

We have added over 4,000 customers during the year with more penetration into larger enterprises than ever before.

New customers include Camelot, Royal Skandia, Arriva, Avis, the British Library, Hilton Group plc, Lovells, Roehampton University and Cable and Wireless.

Given our subscription model, each new customer delivers longevity and future revenue. The integration of our products into the Enterprise Protection Suite will also provide a strong platform to sell more product and services to the installed base.

Partnership has been a key part of our business development strategy. Today we partner with the world's major organisations as technology or OEM partners, including BlueCoat, Cisco, IBM, Juniper, Microsoft, Nokia, Finjan, GTA, Openwave and PowerNet.

›››

Operational Review *continued*

$100m

This year has represented an attainment of a long standing goal of becoming a circa $100m revenue company.

SurfControl is developed for Microsoft's Internet Security and Acceleration Server.

SurfControl's Enterprise Protection Suite protects organisations from multiple threats.

SurfControl customers avoid significant business downtime that can impact productivity.

Appointment of Pat Sueltz as Chief Executive Officer
In order to capitalise on our global position in the Internet Security arena, we decided some time ago that we required a world class executive with the relevant experience and knowledge to drive the Company forward to its next stage of development. I was therefore delighted that we were able to announce the appointment of Pat Sueltz as our new Chief Executive Officer effective from 30 June 2005. She has an excellent pedigree and I believe we are fortunate to attract someone of this calibre to SurfControl. I look forward to working with Pat in my new role where I can focus purely on strategy and technological direction.

Outlook
This year has seen the attainment of a long standing goal of becoming a circa $100m revenue company occupying a leadership position within our target market. It is the culmination of years of work and an excellent platform from which to launch into the next stage of the Company's development. Whilst we have not delivered the levels of growth we might have wished for this year, we are extremely well positioned to take advantage of the opportunities in this market and leverage our current position. With the addition of Pat Sueltz to our management team we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future with confidence.

Steve Purdham
Chief Strategy Officer
5 September 2005

Financial Review Simon Wilson

An attractive business model, leading to a sound balance sheet.

The financial results for 2005 reflect the underlying strength of SurfControl's annuity-based business model. The Group continues to have no debt, and generates profits with strong levels of operating and free cash flow. The deferred income position has continued to grow and provides a high visibility of future turnover.

At the same time the growth in invoicing (a more immediate measure of sales activity) has slowed and is currently below the industry growth rate as a whole. The low rate of growth in invoicing has primarily arisen from a slow down in the levels of new business growth in the Americas. The strength of SurfControl's business model and hence its balance sheet provides financial stability upon which to rebuild our invoicing growth rates in the future. It also provides financial resources to continue investing in new technology and capital projects, as well as returning cash to our investors through stock purchases.

During the year the Group has again strengthened its position in the Enterprise market and has steadily improved its renewal rates with its customers. It has also diversified its business mix both geographically outside of the Americas, and with products to complement Web filtering. Currently 39% of revenue is generated outside of the Americas and the Group sells a range of web, e-mail, and spyware products within its Enterprise Protection Suite.

The challenge of rebuilding invoicing growth rates is central to the Group's business strategy. The strength of the Group's financial position will underpin the actions necessary to meet that challenge.

Acquisitions

On 28 February 2005, the Group acquired spyware and extended threat technology from Apreo Limited. The technology controls file and application distribution in order to secure enterprise networks from threats arising from spyware, games, IM, P2P, music, games, etc.

The key terms and the accounting for the acquisition are set out on pages 47 and 48. The operational results relating to the acquired assets were consolidated from the effective date of the acquisition but were not significant to the results of the Group and have been included in continuing operations. Intangible assets arising on consolidation will be amortised over a 24 month period, and this started in the third quarter of the year under review. The purchase consideration was settled in cash.

Exchange rate fluctuations

The reporting currency of the Group is the US dollar, indicative of the principal trading region and hence currency of the Group. Several other currencies are used for trading areas outside of the Americas. The Group is therefore exposed to exchange differences arising from the translation of the underlying regional financial statements to the Group's reporting currency of the US dollar. The business has significantly expanded in non-US denominated currency regions over the period thereby increasing the potential exposure to translation differences. The Group however is not exposed to significant realised exchange differences arising from

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The Americas remain the Group's largest market and generated $59.8m or 61% of the overall Group turnover.

day to day transactions, as its policy is to conduct and settle the majority of trading transactions in the relevant currency of the geographic region.

It is also the Group's policy to seek to minimise the level of assets and/or liabilities held in currencies other than the trading currency of the entity to which such assets and liabilities relate. In this way the Group minimises its exposure to mark-to-market adjustments at any given balance sheet date.

The relative weakness of the US dollar has had a number of translation effects on the financial statements in 2005, none of which have been material.

Turnover

Group turnover increased by 12% to $97.8m (2004: $87.3m) (2003: $73.2m). All Group turnover arose from sales of the Group's Enterprise Protection Suite of products: A unified set of web, e-mail and messaging security solutions. Growth rates outside the Americas remained strong as did customer renewal rates throughout the world. However the rate of growth in Group turnover in financial year 2005 was less than in previous years because of slower new business growth rates in the Americas. Invoicing, and to a lesser degree turnover, continued to exhibit patterns of seasonality within the year, with Q2 and Q4 typically producing stronger sequential rates of growth than Q1 and Q3. The Enterprise sector is the key target market and customer segment of the Group and includes the licensing of technology via software developer kits to Original Equipment Manufacturers ("OEMs"). OEM turnover was $3.0m (2004: $4.0m) (2003: $4.0m). OEM turnover decreased by 25%, as the Group was in transition from historical OEM contracts to a combination of revenue share or "meet in the channel" business relationships.

The charts below show the percentage of turnover by destination for the Americas and non-Americas geographic areas for each of the three years under review. The Americas remains the Group's largest market and generated $59.8m or 61% of the overall Group turnover. Non-Americas however exhibited a high annual growth rate in turnover of 27%, compared to 4% for the Americas. This reflects investment in sales and marketing in the various regions around the world outside of the Americas, and the decline in rates of new business in the Americas.

Invoicing and deferred income

The Group invoiced $108.2m in the year, a 2% increase on invoicing of $106.6m for the financial year 2004 (2003: $92.1m).

A proportion of the Group's invoicing is not immediately recognised as turnover, and is deferred over the period of the contract to which it relates. Such deferred income typically relates to threat database subscriptions and software maintenance contracts. Full details of the Group's accounting policies, including those relating to turnover and deferred income, are given in note 1 to the financial statements. As at 30 June 2005, deferred income increased by

13% to $84.9m (2004: $75.0m) (2003: $54.3m). Of the carrying balance $57.0m, or 67%, (2004: $49.0m, or 65%) (2003: $37.5m, or 69%) is due to be released to turnover over the year to 30 June 2006. The volume and proportion of the Group's business generated via its indirect channel partners continued to increase in the year. The Company views this progress as key success factor in achieving scalable and profitable growth. The chart below shows the Group's invoicing profile by channel segment for each of financial years under review.

Selling and distribution

The Group's largest area of expenditure is that of selling and distribution. Costs in this section of the business amount to $47.4m (2004: $44.0m) (2003: $39.7m). The business became more efficient in 2005, with these costs declining to 48.4% of turnover (2004: 50.4%) (2003: 54.3%), reflecting growth economies of scale, as well as management of expenditure. It is management's intention to continue to seek economies of scale combined with more effective management and leverage of global sales and marketing costs through common global messaging, improved sales channel performance, and increased sales of multiple or bundled products within the Enterprise Protection Suite.

The main areas of increased spend compared to prior years were salaries and benefits for more experienced sales management and staff recruited in the period. Overall headcount was 309 at 30 June 2005 (2004: 309) (2003: 259).

Research and development ("R&D")

R&D expenditure increased to $13.0m (2004: $9.7m) (2003: $7.5m) being 13.3% of turnover (2004: 11.1%) (2003: 10.3%). Cost efficiencies continue to be achieved through location of staff in lower-cost employment areas within the Group relative to the US, and outsourcing of certain non-core activities, enabling this increased R&D investment to be targeted at key growth areas such as spyware and appliances. The associated increases in salary and benefit costs is the principal area of increased spend compared to prior years. Headcount increased by 13% to 153 employees at 30 June 2005 (2004:136) (2003:113).

Other administrative expenditure and intangible asset amortisation

Other administrative expenses were $19.0m (2004: $16.8m) (2003: $14.6m), holding steady at 19.5% (2004: 19.3%) (2003: 19.9%) of turnover. These expenses have kept pace with turnover growth in order to support the expansion of infrastructure necessary to support an expanded global organisation with a growing portfolio of products. Headcount increased 3% to 79 (2004: 77) (2003: 71). The acquisition of assets from both SecureM Inc in April 2004 and from Apreo Limited in February 2005 gave rise to an amortisation charge of $7.8m during the year (2004: $1.4m). The unamortised balance of these intangible assets as at 30 June 30 2005 was $9.8m.

Equity based compensation

Equity based compensation comprises an employment tax provision and costs in respect of long term incentive plan share grants ("LTIPs"). The equity employment tax provision relates to the potential tax liability that may crystallise on the exercise of outstanding options and LTIP shares held by directors and employees at 30 June 2005, based on the then closing middle market share price of £4.59 (2004: £6.10) (2003: £6.38). The LTIP share charge of $0.1m (2004: $nil) (2003: $nil) has been credited to profit and loss reserve. The balance sheet employment tax provision of $0.16m (2004: $0.45m) (2003: $0.54m) declined over the year, reflecting the reduction in the Company's share price.

Exceptional item – Onerous lease

Surfcontrol, Inc, the Company's principal subsidiary, vacated its office for alternative

›››

The Group continues to be highly cash generative with strong levels of both operating and free cash flow relative to its levels of profit.

accommodation during the year. As vacant possession was retained, rent accruing over the remaining lease term of $1,648,000 has been charged to the profit and loss account.

Profit on sale of a business
The Group sold its MultiView business unit in February 2001 and has in prior years received deferred payment of sale proceeds. Net proceeds recognised in the profit and loss account were $nil in 2005 (2004: $0.31m) (2003: $0.38m). Under the terms of the sale agreement, no further proceeds will be received.

Profit before taxation
Profit before taxation declined in the financial year 2005 to $7.6m (2004: $14.4m) (2003: $8.9m). This was a direct result of the increase in intangible asset amortisation charges arising from the SecureM and Apreo transactions.

Taxation
A net tax charge of $1.2m was recorded for the year (2004: $2.9m) (2003: $2.5m), and represents an effective rate of 15% of pre-tax profits. Note 8 to the financial statements on page 46 gives details of matters affecting the current tax charge, and how it reconciles to the charge predicted by applying the UK standard corporation tax rate to the Group profit on ordinary activities before taxation.

In accordance with tax authority requirements around the world and OECD guidelines, the Group follows documented arms-length transfer pricing methodologies to reflect both the domicile of its intellectual property and the various functions performed on behalf of other Group entities. The Group is currently generating corporation tax liabilities in the UK, Australia and certain US states. This regional pattern is expected to continue for the foreseeable future. Deferred tax assets of $4.5m (2004: $6.9m) (2003: $4.2m) have been recognised in the Group balance sheet. The reduction in the value of deferred tax assets principally reflects a prudent and therefore reduced assessment of the forecast rate at which US tax losses are expected to be utilised in the foreseeable future. This assessment reflects the reduced level of current year invoicing in the US.

Liquidity, capital resources and treasury management
The Group continues to be highly cash generative with strong levels of both operating and free cash flow relative to its levels of profits. Net cash inflow from operating activities (before cash flows from exceptional items) was $23.8m (2004: $32.4m) (2003: $24.1m). Net cash inflow from returns on investments and servicing of finance was $2.7m. (2004: $1.8m) (2003: $0.7m). The net inflow from returns on investments in all years came primarily from bank interest, which amounted to $2.7m (2004: $1.8m) (2003: $0.8m). The Group funded the purchase of all tangible fixed assets in the year from its own cash resources, and as in previous years has minimal finance lease commitments. Cash outflow from capital expenditure was relatively stable at $2.2m (2004: $2.3m) (2003: $1.6m). Overall free cash flow remained strong at $21.9m (2004: $26.6m) (2003: $22.1m) as set out in the table opposite.

Group Free Cash Flow

	2005 $m	2004 $m	2003 $m
Net cash flow from operating activities (before exceptional item)	**23.8**	32.6	24.1
Cash outflow from exceptional item	**(0.7)**	–	–
Returns on investments and servicing of finance	**2.7**	1.8	0.7
Taxation	**(1.7)**	(5.5)	(1.1)
Net cash outflow from capital expenditure and financial investment	**(2.2)**	(2.3)	(1.6)
Free cash flow	**21.9**	26.6	22.1

Net cash outflow from financing was $11.6m (2004: Inflow $2.9m) (2003: Inflow $1.2m). During the year the Company significantly increased its treasury share programme, spending $11.8m of cash in purchasing its own shares (2004: $0.8m) (2003: $nil). The Board believes that purchase of own shares is in the best interests of the Company's shareholders and plans to continue to do so. At 30 June 2005 the Group had total cash holdings of $89.0m (2004: $87.5m) (2003: $61.7m) earning a current weighted average rate of return on closing cash of 2.8% p.a (2004: 2.3%) (2004: 2.4%). Net interest receivable and similar items, primarily bank interest, was $2.5m (2004: $1.9m) (2003: $1.1m) reflecting yield enhancement from both rising interest rates in the US and improvements in treasury management.

Employee share-based incentive schemes

The potential dilution of equity from granted options varies to the extent that they are in-the-money or under water. As at 30 June 2005, there were 1,036,840 options with an exercise price at or below £4.59, which was the closing middle market price on that day. These options represent 3.3% of the issued share capital as at 30 June 2005. In addition there are a further 2,108,598 outstanding options with a grant price above £4.59 which will dilute equity if the share price rises. During the year the Company issued rights to 272,881 shares under its Long Term Incentive Plan.

Transition to International Financial Reporting Standards ("IFRS")

Listed companies in the UK are required to adopt IFRS for accounting periods commencing on or after 1 January 2005. The Board considers that it will be ready to adopt IFRS compliant accounting policies during the financial year 2006, and be in a position to prepare Group IFRS financial statements for that year. The Board intend to maintain the Group's voluntary practice of presenting a three year profile giving an IFRS transition date of 1 July 2003. Quarterly comparative re-stated financial statements will also be prepared for fiscal year 2005 to maintain the quarterly reporting profile for investors and analysts.

As at the date of this Report the expected effects of IFRS are as set out in the Group Annual Report for 2004.

In accordance with emerging best practice and the recommendations from the "100 Group of Finance Directors" a reconciliation of the 2004 and 2005 financial statements from UK GAAP to IFRS will be published prior to the release of the Group's first quarter 2006 IFRS financial statements in November 2005.

Summary

Rebuilding invoicing growth rates is central to the Group's business strategy. These financial statements demonstrate and explain the strength of the Group's financial position, which has been generated by its annuity-based business model. This strong financial position will underpin the actions necessary to achieve our goals.

Simon Wilson
Chief Financial Officer
5 September 2005

Board of Directors

Top row: Greg Lock, Pat Sueltz, Steve Purdham, Simon Wilson. Bottom row: Patrick Jolly, George Hayter, Rene Schuster and Jane Tozer.

Greg Lock
Non-executive Chairman
Greg Lock was appointed to Non-executive Chairman on 9 September 2003 after serving on the Board as Non-executive Director since 17 October 2000. Until April 2000, Greg lived and worked in the United States, France, Germany and the United Kingdom as IBM's Global General Manager, Industrial Sector. In this position, he had worldwide responsibility for IBM's business with companies in the Automotive, Aerospace, Electronics, Chemical, Petroleum and other manufacturing industries representing approximately 15% of the company's revenues. In addition to SurfControl, Greg serves as Director of Target Computer Group Limited, Chairman of Nexagent Limited and Director of Liberata Limited.

Pat Sueltz
Chief Executive Officer
Pat Sueltz joined SurfControl in 2005 from SalesForce.com where she was President, Global Operations. Prior to this Pat was Executive Vice President of Services and a Corporate Officer of Sun Microsystems, Inc for four years having previously held a number of senior positions at IBM, including Technical Assistant to the Chairman and CEO, and a two year assignment in the UK early in her career. Pat has also served as a board member of Delphi and Amgen, both Fortune 500 companies. Pat is based in SurfControl's US Headquarters in Scotts Valley, California.

Steve Purdham
Chief Strategic Officer
Steve Purdham co-founded the vision, architecture and development of SurfControl in 1996. It was this vision and opportunity that enabled the Company to enter the public arena in 1998 and experience rapid growth.

Since mid 90s he has strategically worked with major worldwide software organisations to understand, analyse and define the exploding Internet marketplace. He has been a frequent conference speaker on the subject of the Internet and has contributed to several books and papers on the subject.

As President and then CEO of SurfControl he was successful in building the operation, and driving the planning, development, marketing and execution of the significant growth of the business. As CSO and CTO, today Steve continues to drive SurfControl's products forward and provides the Company's future vision.

Simon Wilson
Chief Financial Officer
Simon Wilson joined SurfControl in 2000 and was appointed as Chief Financial Officer in September 2001. He has served on the Board of SurfControl since July 2001. Simon joined SurfControl from KPMG's US Corporate Finance Practice, where he specialised in advising software and IT services companies on all aspects of domestic and cross-border

acquisitions, sales, divestitures and financings. From 1989 to 1994, Simon held a variety of finance director roles at subsidiaries of Misys plc after having spent five years with Ernst & Young. Simon is a member of the Institute of Chartered Accountants in England & Wales, a member of the Chartered Institute of Marketing, and holds a Bcomm (Honours) from Birmingham University, England.

Patrick Jolly
Executive Vice President, Corporate Development
Patrick Jolly was appointed to the Board in July 2001. Patrick is responsible for global corporate development. Prior to joining SurfControl, he was a partner specialising in corporate finance in Hammonds, a UK based international law firm, where he had a particular focus on advising technology companies in relation to fundraisings, mergers and acquisitions.

George Hayter
Senior Non-executive Director
George Hayter was previously Managing Director of the Trading Markets Division of the London Stock Exchange where he was earlier responsible for the information and trading systems including implementation of TOPIC, SEAQ and SEAQ International. Since 1990 he has acted as an independent consultant to a number of overseas stock exchanges and other UK and overseas organisations. George is currently non-executive chairman of E*Trade Financial Inc. (a New York Stock Exchange listed Internet broker and bank).

Rene Schuster
Non-executive Director
Rene Schuster was appointed to the Board as Non-executive Director in November 2003. Rene is currently Global Director of Multi-National Corporates within the Vodafone Group. Previously Rene was Senior Vice President and General Manager of Hewlett-Packard Company where he led the Consulting and Integration unit of HP Services. Formerly, Rene joined Compaq in July 2000 as the Chief Executive of Compaq UK and Ireland (the second-largest Compaq subsidiary after North America) and Vice President of Compaq Computer Corporation. Rene joined Compaq from KPMG Management Consulting, where he served as Chief Operating Officer in the Europe Middle East and Africa region. Rene serves as Director of Hudson Highland Group, Inc.

Jane Tozer
Non-executive Director
Jane Tozer was appointed to the Board as Non-executive Director in November 2003. Jane's current non-executive directorships include: Retail Decisions plc, The Pensions Service, F&C Smaller Companies Investment Trust plc, JP Morgan Fleming Income & Growth plc. Jane is co-founder and head of the Information and TMT Non-Executives' Association (ITNEA) and is a Trustee of the Worshipful Company of Information Technologists' Charitable Trust. Jane began her career at IBM, spending 14 years there before moving to FI Group (now Xansa plc) as Business Development Manager. She then moved to Softwright Systems Ltd., where she held the position of Chief Executive until 1997 – taking the company from start-up through to a successful trade sale to a NASDAQ quoted company.

Directors' Report

The directors present their Annual Report for the year ended 30 June 2005.

Principal activities and offices

The Group's principal activity is the development and sale of Internet security products that provide enterprise threat protection, shielding organisations from known and emerging Internet dangers through Layered Threat Protection℠. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse. SurfControl provides Adaptive Threat Intelligence℠ from its Global Threat Experts℠ to respond quickly with automatic, proactive security updates to protect customers. "SurfControl" is the Group's primary brand for its Internet security products.

In the third quarter of the year the Group acquired enterprise spyware and extended threat technology from Apreo Limited, for a total estimated cost of $7.0m. In the fourth quarter the Group successfully launched its own enterprise threat protection product incorporating this technology.

The Group's principal go-to-market distribution channel is channel partnerships with resellers, distributors, and a range of OEM partners. These partners may sell the Company's products individually or incorporated into a broader unified threat management solution. The Group also sells its products directly via inside sales and via e-commerce from its website.

Financial results and review of developments

The results for the year are set out in the attached audited financial statements on pages 35 to 62. The directors do not recommend the payment of a dividend and the retained profit for the year of $6,445,000 is transferred to reserves.

A full review of the operations of the Group during the year, together with an indication of current and future developments can be found in the Chairman's and Operating Review statements on page 2 and pages 4 to 6, and in the Financial Review on pages 7 to 11.

Treasury share purchases

During the financial year the Company acquired a total of 1,089,500 of its own 10p ordinary shares for treasury at an aggregate cost of $11,525,000. The purchases were completed at an average price of £5.71 ($10.58) per share. Following these purchases the Company holds 1,195,500 shares in treasury representing 3.84% of issued share capital at 30 June 2005. At this date the Company has remaining authorisation up to the conclusion of the forthcoming Annual General Meeting to purchase 2,474,174 ordinary shares. The Board believes that the acquisition of treasury shares is an effective use of shareholder funds given the Company's current share price.

Research and development

The Group's activities in research and development are discussed in the Operating Review statement on pages 4 to 6. A charge of $12.96m has been recorded in the Group profit and loss account during the period for research and development.

Board structure

The directors who have held office during the year and their positions on the Board are as follows:

Greg Lock[3]	Non-executive Group Chairman and Chairman of the Nominations Committee
George Hayter[1,2,3]	Non-executive Director and the Senior Non-executive Director
Rene Schuster[1,2,3]	Non-executive Director and Chairman of the Remuneration Committee
Jane E Tozer MBE[1,2,3]	Non-executive Director and Chairman of the Audit Committee
Steve Purdham	Group Chief Executive (to 30 June 2005)
Pat Sueltz	Group Chief Executive (from 30 June 2005)
Simon Wilson	Group Chief Financial Officer and Company Secretary
Patrick Jolly	President EMEA (Europe Middle East Asia) and World Wide Operations outside of America
Kevin Blakeman	President Americas Operations (resigned 26 October 2004)

1 Member of the Remuneration Committee
2 Member of the Audit Committee
3 Member of the Nominations Committee

Pat Sueltz was appointed to the Board as Group Chief Executive on 30 June 2005. Steve Purdham became Chief Technical Officer and Chief Strategy Officer on the same date. Patrick Jolly became Executive Vice-President for Corporate Development and Legal Affairs on 6 July 2005.

The directors retiring by rotation are Greg Lock, George Hayter and Steve Purdham who, being eligible, offer themselves for re-election. In addition Pat Sueltz was appointed during the financial year offers herself for re-election at the forthcoming Annual General Meeting.

A brief description of the recent business experience of directors serving during the period is given on pages 12 to 13.

Directors' Report

Directors' interests
Details of directors' interests in the ordinary share capital of the Company, together with their option and long-term incentive plan holdings are given in the Directors' Remuneration Report on pages 23 to 33.

None of the directors had a material financial interest in any contract of significance, other than a service contract, with the Company or any of its direct and indirect subsidiaries at any time during the financial year.

Substantial shareholders
As at 5 September 2005 the Company had been notified under sections 198-202 Companies Act 1985 that the following shareholders had direct or indirect interests of 3% or more of the current issued ordinary share capital of the Company.

Shareholder	Ordinary shares held on date of notification	% of total ordinary shares[1]
Porter Orlin, LLC	2,783,420	8.95
Tiger Technology Performance, LLC	2,332,239	7.50
Fidelity International Limited	2,141,007	6.88
Merrill Lynch and Co, Inc	1,915,527	6.16
The Goldman Sachs Group, Inc	1,903,973	6.12
Wellington Management Company, LLP	1,765,683	5.67
Barclays Plc	1,409,946	4.53
Herald Investment Trust plc	1,094,200	3.52
JANA Partners LLC	1,047,141	3.37
Legal and General Investment Management Limited	957,526	3.08

1 Based on 31,114,572 ordinary shares in issue at 5 September 2005.

Employment policy and involvement
The Group believes in developing and maintaining a diverse, multi-talented and highly motivated workforce. The Group is therefore committed to providing equal employment opportunities by establishing discrimination-free recruitment and employment practices, and maintaining an environment that is free from any form of discrimination. The Group companies give full consideration to all employment applications from disabled persons. Disabled employees, and employees who may become disabled during the course of their employment with the Company or Group, are eligible to participate in all appropriate training and career development generally available to staff.

The directors acknowledge their responsibilities to consult staff and communicate relevant information to them. All employees have access to the internal corporate website. The Company also uses other methods of communication such as staff meetings, web casts, video conferencing, instant messaging, and e-mail, such that the views of employees can be taken into account in making decisions that may affect their interests.

Creditor payment policy
It is Group policy to pay suppliers in accordance with agreed terms and conditions of purchase, provided that the supplier complies with all relevant terms and conditions. The policy developed is specific to the Group's businesses and, consequently, adoption of an external code of payment to suppliers is considered unnecessary. The average time taken to pay purchase invoices by the Group is 28 days (2004: 28 days) (2003: 23 days). Company creditor days were 26 days (2004: 35 days) (2003: 28 days).

Political and charitable contributions
The Group and Company made no political contributions during the year (2004: $nil) (2003: $nil). Donations to UK charities amounted to $85,108 (2004: $97,849) (2003: $172,249). In addition the Group donated $9,553 to charities outside of the UK (2004: $10,173) (2003: $4,147).

Directors' Report

Corporate responsibility
The Group conducts its business having regard to its various stakeholders and the wider community. The directors are committed to a management culture that promotes the health, safety, and general welfare of employees. As mentioned above full and timely communication is maintained with employees. The Group aims to foster fair and transparent relations with all its customers, whilst maintaining a clear commercial basis to its business transactions. The Group ensures payment is made promptly to suppliers, irrespective of their size, unless there are sound business reasons to withhold payment. Group companies support their communities with involvement in local initiatives, and through charitable contributions. The Board recognises its responsibility to consider social and environmental issues as these arise and to ensure compliance with relevant local statutory regulations. The Board believes it has adequate information systems in place to assess any environmental and social concerns that may arise from time to time. These matters will, where relevant, form part of the Group's risk management strategy although as a software developer the Group has no manufacturing facilities that pose environmental issues. Waste products are recycled in all offices and management aim to ensure responsible use of energy as far as it is economic and practical to do so. The Group's website includes a section dedicated to corporate, ethical, employment and environmental issues.

Going concern
The directors have reviewed budgets and have a reasonable expectation that the Group has adequate resources to continue as an operational business for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Auditors
An ordinary resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be submitted to the forthcoming Annual General Meeting.

Statement of directors' responsibilities
Company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgements and estimates that are reasonable and prudent;
> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

Annual General Meeting
The Annual General Meeting will be held at Riverside, Mountbatten Way, Congleton, Cheshire CW12 1DY on 20 October 2005 at 11.30am.

Included in the ordinary business of the meeting are resolutions 3 and 4 to re-appoint Greg Lock and George Hayter respectively as Non-executive Directors. They each have agreements without a specified fixed term, which are terminable by the Company or the director with three months' notice. Greg Lock has a wide experience in the technology sector having previously worked in several countries as IBM's Global General Manager, Industrial Sector. George Hayter has a number of contacts in the technology sector through current and past directorships including most recently the E*Trade Group, Inc, which is quoted on NASDAQ. Neither director holds any executive position and is able to devote the time required of him as a Board director. Greg Lock is the Non-executive Chairman of the Group. George Hayter is the Senior Independent Non-executive Director.

The biographical details of the directors that are submitted for re-election may be found on pages 12 to 13.

As well as the ordinary business of the Meeting, resolutions will be proposed to renew for a further year the authority to allot un-issued shares in the Company, to allot shares for cash free from the pre-emption rights set out in the Companies Act 1985, and to give the Company authority to make market purchases of it shares.

Directors' Report

Resolution 8 will renew the directors' authority to allot un-issued shares in the Company in accordance with section 80 of the Companies Act 1985. The resolution authorises the directors to allot shares up to an aggregate nominal amount of £1,659,443 (being one-third of the issued ordinary share capital of the Company at one month prior to the date of this notice plus the maximum current options). The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). The directors have no immediate intention to exercise this authority other than in connection with the Group's employee share schemes.

Under Section 89 of the Companies Act 1985, equity securities in the Company may not be allotted for cash (otherwise than in respect of an employee share scheme) without first being offered pro rata to existing shareholders, unless the prior approval of the shareholders is given in a general meeting. The directors consider that it is in the best interests of the Company to renew the relevant authority given at the Annual General Meeting in 2004. Accordingly, a Special Resolution to this effect is proposed as Resolution 9 in the notice of the Annual General Meeting. The proposed authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier) and permits the directors during this period to issue up to an aggregate nominal amount of £155,572 (representing 5% of the issued share capital at one month prior to the date of this notice) without first offering them to existing shareholders.

Under the terms of the Companies Act 1985 and its Articles of Association, the Company has power to purchase its own shares provided that this power has first been sanctioned by shareholders. Resolution 10 authorises the Company to make purchases of up to 3,111,457 shares (representing 10% of the issued ordinary share capital of the Company at one month prior to the date of this notice) at a minimum price of 10p and a maximum price (exclusive of expenses) of not more than 5% above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the 5 business days prior to the purchase. The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). As at 5 September 2005 (being the last practicable date prior to publication of this Report) 3,145,438 options to subscribe for ordinary shares in the Company, pursuant to the SurfControl Executive Share Option Schemes were outstanding. If exercised as at the date of this document, those options would represent 9.18% of the total issued share capital of the Company inclusive of shares issued under option. If the full authority to buy back shares is invoked, the same options would represent 10.10% of the total issued share capital of the Company inclusive of shares issued under option. The fact that the directors are seeking this authority should not be taken as an indication that the Company will purchase its own shares at any particular price or indeed at all and the directors would only consider making purchases if they believed that such purchases would be in the best interests of shareholders generally, having regard to the effect on earnings per share.

All of the above resolutions are set out in the separate notice of Annual General Meeting.

By order of the Board

Simon Wilson
Company Secretary
5 September 2005

Corporate Governance

Introduction
The Board supports the principles of the 2003 Combined Code on Corporate Governance ("the Combined Code"). As required by the Listing Rules of the UK Listing Authority this report describes how the Group has applied the principles of section 1 of the Combined Code.

1. The Board of Directors
The Group is controlled by a Board of Directors that currently comprise the four executive directors and four independent non-executive directors (including the Non-executive Chairman). The Non-executive Chairman is Greg Lock. The other Non-executive Directors are George Hayter, Rene Schuster, and Jane Tozer.

The Board's responsibilities include setting overall business and market strategy for the Group as a whole. This involves approving significant strategic decisions such as acquisitions, product and market diversification, and capital structure. It also involves approving annual operating budgets and monitoring performance against budget, establishing a risk framework and setting risk tolerances, and monitoring executive and management performance. All operational decisions within this business and market framework are delegated to executive management.

George Hayter, Greg Lock, Rene Schuster and Jane Tozer are shareholders in the Company. All the non-executive directors are considered by the Board to be independent of the Company and Group, as defined in section A3.1 of the Combined Code. Each non-executive director possesses considerable outside expertise, and is able to exercise detached judgement in dealing with matters before the Board. The Senior Independent Director is George Hayter, who was appointed to the Board as a non-executive director on 15 June 1998. Although George Hayter holds vested share options from January 2000, the Board does not consider that this affects his ability to exercise independent judgement.

Board meetings were held on nine separate occasions during the year. In advance of each meeting, the Board is furnished with timely information to enable it to discharge its duties, including inter-alia reports covering local operating performance and activities, a Group operational summary, management accounts with budget variance analysis, most recent forecasts, and selected periodic status reports on taxation, working capital management, human resources, information systems, internal control reviews and changes, treasury and strategic matters. Newly introduced in April 2005, the Board also receives selected periodic in-depth presentations from departmental management as to the functional operations. The non-executive directors also meet from time to time, outside of Board and committee meetings, without the presence of executive directors.

The Board has adopted a Schedule of Matters reserved for its approval. Directors have access to the advice of the Company Secretary at all times, and may seek independent professional and legal advice. Although there is no formal training programme, training is provided to directors on induction and from time to time on request.

All Board directors are subject to re-election in accordance with the Company's Articles of Association, which require no less than one third of directors to be eligible for re-election in each calendar year. A director is also subject to re-election at the Annual General Meeting following their initial appointment to the Board.

Professional commitments of the Chairman of the Board
Greg Lock is also chairman of Nexagent Limited and held directorships in Target Group Limited and Liberata Limited throughout the year.

The biographies of all of the Board's directors, and their continuing outside directorships if any, are set out on pages 12 to 13.

Corporate Governance

Board Committees
There are three committees of the Board, which are:

(a) Remuneration Committee
The Remuneration Committee consists of the three Non-executive Directors: Rene Schuster (Chairman), George Hayter, and Jane Tozer. Other board directors and senior Human Resource managers are from time to time invited to attend remuneration committee meetings at the request of the chairman. The Committee's responsibilities are to set the remuneration for the executive directors, and to set the remuneration policy for the Group so as to enable the recruitment and retention of high calibre executives and senior management. The Directors' Remuneration Report on pages 23 to 33 provides further details of the Committee's responsibilities and work. The Committee meets no less than twice each year, and has met four times in the year under review. The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/corporategovernance.

(b) Audit Committee
The Audit Committee consists of the three Non-executive Directors: Jane Tozer (Chairman), George Hayter and Rene Schuster. In the Board's opinion, Jane Tozer has relevant up to date financial experience, and is suitably qualified to chair this committee. Other Board directors and senior accounting managers are invited to attend audit committee meetings at the request of the chairman.

The Committee is responsible for monitoring all accounting, reporting, control and financial aspects of the executive management's activities, and for ensuring that an appropriate risk management framework is in place for the Group. It is also responsible for ensuring that the financial performance of the Company and Group is properly reported with regard to compliance with UK Company law, accounting standards and best practice requirements of the Combined Code.

The Committee meets no less than four times a year, and meets with the external auditors each quarter to review their reports in relation to the Group's accounts and internal controls. The Committee also reviews significant areas of business and financial risk, and assumptions or judgements made by management in assessing these risks, and maintains a regular direct dialogue with the finance director. In addition the Committee and/or the chairman meet periodically with the external auditors without the presence of the finance director or other executive directors. In the year under review, the Committee met five times.

The Board reviews the need for an internal audit function annually. At present an internal audit function is not considered necessary for a number of reasons: the size of the Group, the relative simplicity of the nature and type of transactions entered into by the Group, significant executive involvement in the day to day business, the ongoing improvement of internal controls and the operation of key financial controls via peer review. As the Group increases in size, global reach, and complexity of business mix, the possible need for an internal audit function will continue to be reviewed at least annually.

The Company has always encouraged open communication between staff, HR, senior management and executive directors. In addition, the Audit Committee established written guidelines to encourage any employee or executive director to communicate matters of concern directly to the chairman or non-executive directors if they wish. These "whistleblowing" procedures were formally adopted on 2 September 2004 and will be reviewed annually to measure their effectiveness. During the year all contacts made by employees under the policy were recorded in a register and reviewed and discussed at Board meetings. Appropriate follow up action was taken and recorded in the register.

The Committee is responsible for making recommendations to the Board on the appointment, re-appointment and removal of the external auditors. The Committee keeps under review the cost effectiveness, independence and objectivity of the external auditors, as well as maintaining a policy governing the use of external auditors for non-audit services. The policy's objective is to avoid potential conflicts of interest or circumstances where the external auditor's judgement or independence may be compromised, and only to retain the external auditors where their knowledge and expertise provides service over and above other professional service providers of similar standing. In the year under review, the majority of non-audit services provided by the external auditors related to tax compliance and planning. Details of the non-audit services, together with their cost, are set out in note 6 on page 45.

The full text of the Committee's terms of reference, its policy on the use of external auditors for non-audit services, and the whistleblowing policy may be found on the Company's website at www.surfcontrol.com/company/investors/corporategovernance.

Corporate Governance

(c) Nominations Committee
The Nominations Committee consists of the Chairman and the three Non-executive Directors: Greg Lock (Chairman), George Hayter, Rene Schuster, and Jane Tozer. The Committee's responsibilities are to identify, evaluate and select candidates for Board positions, and to review annually the composition and size of the Board. It makes recommendations on appointments and changes to the composition of the Board.

During the year under review the Committee recommended one executive appointment to the Board: Patricia C Sueltz as Chief Executive Officer. The recommendation was accepted by the Board. In making this appointment the Board utilised the services of an external search firm. The prime qualities sought for the position were integrity, extensive experience in running mid- to large-cap organisations in the technology sector, US experience, and a demonstrable track record of success.

The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/investors/corporategovernance.

The attendance record at Board and committee meetings for the directors was as follows:

		Board		Audit		Remuneration		Nominations
Board Director	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Greg Lock	9	9	n/a	n/a	n/a	n/a	2	2
George Hayter	9	9	5	5	4	4	2	2
Rene Schuster	9	7	5	5	4	3	2	1
Jane Tozer	9	9	5	5	4	4	2	2
Pat Sueltz*	–	–	n/a	n/a	n/a	n/a	n/a	n/a
Steve Purdham	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Patrick Jolly	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Simon Wilson	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Kevin Blakeman**	2	2	n/a	n/a	n/a	n/a	n/a	n/a

Reasons for non-attendance were vacation and other business commitments. Where n/a appears the director was not a member of the relevant Board committee.

* Pat Sueltz was appointed a Director on 30 June 2005 and as a consequence did not attend any meetings in the year as a director.
** Kevin Blakeman resigned as a Director on 26 October 2004. He attended all Board meetings whilst a director.

Annual performance evaluations
The Combined Code requires that the Board conducts formal annual performance evaluations of the Board as a whole, the individual non-executive directors, the Chairman, and the Board committees. The Board conducted an evaluation of its effectiveness in a separate meeting with all members present. Attendance at Board and Committee meetings was reviewed and each Board member provided his or her assessment of the Board's performance. Input was obtained from the auditors on the performance of the Audit Committee.

Whilst the assessment results were broadly positive, select areas for improvement were identified, together with specific recommended actions. The Group is committed to continuous improvement in its business operations, and this same ethos applies to the Board.

Separately the Senior Independent Director conducted an assessment of the performance of the Chairman with input from each member of the Board. The Chairman was absent from the discussions. This assessment was shared with the Chairman and suggestions made for improvement were accepted by him.

For the year under review, as in prior years, the executive directors' performance is appraised by the Chairman (who also obtains input from the independent Non-executive Directors) in conjunction with the Chief Executive. This follows the Chief Executive's own evaluation of their performance and contribution to the Company. The Chairman also evaluates the performance against objectives of the Chief Executive. The Remuneration Committee considers these evaluations in their decisions of awards of bonuses for the year, and in the setting of future compensation for the executive directors.

Corporate Governance

2. Shareholder relations

The Group keeps in contact with investors through a regular communication programme involving a variety of analyst, institutional and retail shareholder meetings, recorded telephone conference calls, and technology bank conference presentations. On a pre-set schedule, the Group publishes unaudited results each quarter via Reuters News Service. The Group's annual and interim reports are circulated to shareholders, all known interested parties, and through the Financial Times/Daily Telegraph subscription service. The pre-set publication schedule, together with downloadable copies of all financial results and summaries of operating metrics is also published on the Group's website. The Group also publishes on the Company's website downloadable copies of all presentations made to investors or analysts. These activities are an integral part of the Company's policy of maintaining a high level of transparency with investors and complying with its obligations as a listed company. The Company also hosts an annual Analyst Day where non-financial aspects of the Group's operations and products are discussed. The CEO and Finance Director are the primary points of contact for shareholder relations, and the Chairman and Senior Independent Director are available on an ongoing basis to meet with major shareholders, and will promptly respond to any ad hoc requests for meetings. In addition, the Chairman extends an offer to meet all of the Company's top 10 major shareholders each year, together with the CEO. Regular feedback is given to the full Board on governance, strategy or any other significant issues that have been raised by institutional shareholders.

Save in exceptional circumstances, all Board directors attend the Annual General Meeting and shareholders are invited to ask questions concerning the formal business, or meet with the Board afterwards for more general questions. Notice of the meeting and any related documents are sent to shareholders at least 20 working days in advance of the meeting. The level of proxy votes lodged for each resolution is announced at the meeting and a copy of the related Stock Exchange announcement is available at www.surfcontrol.com/company/investors/RNS announcements.

3. Internal control

The directors acknowledge their responsibility for the Group's system of internal control. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed, and by their nature can provide only reasonable and not absolute assurance against material misstatement of financial information or safeguarding of assets.

Guidance for directors, "Internal Control: Guidance for Directors on the Combined Code" was published in September 1999. The Group considers that it complied with this guidance for the year ending 30 June 2005, and through to the date of the approval of the financial statements.

A review of the business risks faced by the Group and the effectiveness of its internal controls has been undertaken in the year and will be updated annually. Business risks and internal controls are assessed by a number of methods, including regular departmental management interviews, in-depth Board reviews of selected functional areas, and the periodic use of external consultants to independently assess areas of potential risk.

(i) Control environment

The Group's control environment is the responsibility of the Board, however the implementation and day to day monitoring of internal controls is delegated to the operational managers. Operational matters are communicated to the Board through operating unit or global function reports at each board meeting. The effectiveness of financial internal controls is assessed annually and reported to the Board by the Chief Financial Officer. Any change to effectiveness of the financial internal controls is reported at each board meeting. The Board also receives a quarterly review from the external auditors, in addition to the year end review, covering the scope of controls that they have sought to rely on in order to review, or form an opinion on, the financial statements.

(ii) Risk assessment

The Board has established a formal procedure to monitor the risk environment and reviews how controls are developed and adapted to minimise the Group's exposure.

(iii) Financial reporting

The monthly results of the operating units are reported monthly to the Board and compared to the current budget. In addition, key performance indicators ("KPIs") relevant to the Group are monitored more frequently; on a daily and weekly basis by senior management, for example invoicing levels and sales mix, cash flows and collections efficiency, and leads generated by marketing. Any trend in the KPIs away from budget is brought to the attention of the Board.

A comprehensive budget is produced once a year and is reviewed and approved by the Board. Rolling quarterly operating forecasts are completed and reported to the Board each month. Budgets are devolved to local and regional operational management who are responsible for managing their operating units within budgetary constraints. Individual department managers are aware of and accountable for their authorisation limits with regard to expenditure and staff recruitment.

Corporate Governance

(iv) Non-financial reporting
The executive directors meet twice monthly to discuss operational and strategic matters. Once per quarter these meetings cover strategic matters with a time-frame extending beyond the current operating plans and budgets.

Senior management meet monthly via telephone or video link to review and discuss short-term tactical and operational matters. These meetings are global in nature and bring all disciplines together at each meeting. Issues that affect multiple departments and communication are explicitly targeted as important agenda items.

Management in sales, marketing, product management, engineering, technical support, human resources and legal meet at least monthly as teams to monitor and assess progress against current operating plans, as well as opportunities to improve inter-operation.

(v) Treasury policy
The Board has a formal policy governing its treasury function, which is reviewed annually by the Board. The policy's objective is to produce a competitive yield on Group funds without exposing the Group to a significant level of risk, such that sufficient cash is preserved for working capital and investment needs. The following risks are explicitly addressed: liquidity, counterparty, product, interest, and foreign exchange.

4. Provisions of the Code
Throughout the financial year ended 30 June 2005, and through to the date of approval of these financial statements, the Board consider that the Group has complied with Section 1 of the Combined Code except to the extent described below:

Non-executive Director's share options
The Company has in the past granted options over ordinary shares to George Hayter and currently he holds 800 outstanding options at a price of £8.49. The Board believes that this interest in share options has not compromised his independence and George Hayter has subsequently been appointed the Senior Independent Director.

Directors' Remuneration Report

Introduction
This Report sets out the remuneration policy operated by the Company in respect of the Executive Directors, together with disclosures on Directors' remuneration required by the Directors' Remuneration Report Regulations 2002 ("the Regulations"). The auditors are required to report on the "auditable" part of this Report and to state whether, in their opinion, that part of the Report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The Report is therefore divided into separate sections for audited and unaudited information.

The Board have reviewed the Group's compliance with section 1 of the 2003 Combined Code on Corporate Governance ("the Combined Code") on remuneration related matters and it is the opinion of the Board that the Group complied with all remuneration related aspects of section 1 of the Combined Code during the year.

Unaudited information
1. Remuneration committee
The Remuneration Committee is responsible for developing policy on remuneration for executive directors and senior management below Board level and for determining specific remuneration packages for each of the executive directors.

The Remuneration Committee is chaired by Rene Schuster and its other members are George Hayter and Jane Tozer. The Remuneration Committee members have no material personal financial interest other than as shareholders in matters to be decided, no potential conflicts of interests arising from cross directorships and no day-to-day involvement in running the business.

During the year the Committee consulted Steve Purdham and Greg Lock about its proposals relating to the remuneration of other executive directors. The Committee also consults with other senior members of staff on an occasional basis. Where executive directors have attended a Remuneration Committee meeting there was no discussion relating to their own remuneration and benefits. No executive is involved in determining his or her own remuneration.

The Committee receives market data on competitive levels of compensation from New Bridge Street Consultants and Radford US. These firms, which were not appointed by the Committee, provide general remuneration information to the Human Resources department from time to time but are not retained to provide any other consulting services to the Committee or the Group generally.

The Committee has taken advice from Halliwell Consulting during the year in respect of the design, implementation and operation of the new Long Term Incentive Plan (LTIP). The Company also took advice from Halliwell Consulting in respect to accounting for share-based payments under IFRS 2. Halliwell Consulting was appointed by the Committee in respect to work on the LTIP.

2. Terms of reference
The Committee works within detailed terms of reference, which are set by the Board. Copies of the Committee's terms of reference are available from the Group's website, www.surfcontrol.com/company/corporategoverance and are summarised below:

› The scale and structure of all aspects of remuneration for the executive directors and the Non-executive Chairman.
› The Group's overall policy on senior management remuneration.
› The level and performance basis for share option or other share-based awards to executive directors, senior management and staff.
› The maintenance of service agreements with the Chairman and executive directors.

The fees for non-executive directors are a matter reserved for a Committee of the Board consisting of the Chairman and executive directors.

3. Remuneration policy overview
The Remuneration Committee's overall policy aim is to provide a remuneration package which supports the achievement of the Company's three year roadmap to success. Specifically this involves providing a performance based remuneration package through the operation of annual and long-term performance plans which are focused on motivating and encouraging executive directors and other senior management to achieve the relevant Group growth and financial performance targets set out in the roadmap to success.

In addition, the Remuneration Committee is mindful of the following requirements for the Company's remuneration policy; namely that the policy should:

› allow the Company to retain the talent needed to execute its business strategy;
› enable the Company to be competitive when recruiting appropriate skilled and experienced newcomers; and
› align rewards with the interests of shareholders.

Directors' Remuneration Report

When mapping out the levels of each element of the remuneration package for executives the Remuneration Committee looks at other comparable companies in the global software technology sector. The following table sets out the broad policy position for each element of the Company's remuneration package compared to these companies:

Base Salary	Bonus potential	Share incentives	Pension	Total package
Median	Upper Quartile	Upper Quartile	Lower Quartile	Median – Upper Quartile

The policy is designed only to provide an upper quartile total package if bonus is earned and share incentives vest. It should be noted that the real value received by the executives under the share incentive arrangements will be dependent upon the degree to which the associated performance conditions have been satisfied at the end of the three year performance period and the share price of the Company at this time.

The Committee, when setting remuneration for the executives, also takes into account practice applicable to other employees within the Group. The Remuneration Committee will continue to review the policy on an annual basis to ensure that it is in line with the Company's objectives and shareholders' interests.

Throughout the year under review the Committee has adopted the principle that the greater the potential award the more stretching the relevant performance target.

No specific information for Pat Sueltz or Kevin Blakeman is included in the unaudited section of this report, as neither director was on the Board for the full financial year.

The Company encourages executive directors to take one outside appointment to broaden their experience. Executive directors are allowed to keep the fees earned from these outside appointments. Steve Purdham was paid $5,575 for his non-executive position on the board of Manchester Technology Fund Limited. Patrick Jolly was paid $59,470 for his non-executive position on the board of Findel plc.

4. Remuneration

The Committee is of the view that a significant proportion of executive remuneration should be linked to corporate performance so that the interests of the executives are aligned as far as possible with those of shareholders. Performance related payments for the executive directors for the financial year ended 30 June 2005 consisted of a combination of cash bonuses and LTIP awards. The following pie charts show the elements of the total expected remuneration package set out in the table on page 28.

Directors' Remuneration Report

There were no significant changes in the structure of executive remuneration since the end of the financial year, and it is the current intention of the Committee to continue the same remuneration policy during the next and subsequent financial years.

Steve Purdham was Group Chief Executive up to 30 June 2005 when he took up the position of Chief Strategy Officer and Chief Technology Officer on the appointment of Pat Sueltz to the Board. Pat Sueltz received no remuneration for the financial year, however the main elements of her package for the next financial year are set out in the table below:

Salary	Bonus	Share Incentive Grant on Appointment	Pension
$450,000	$200,000 Paid after 12 months employment with no performance conditions. (Will then revert to normal bonus arrangements with performance criteria.)	A one off grant of 300,000 share options which will vest over three years in equal annual instalments. This grant is not subject to additional performance conditions. An LTIP award over 105,272 shares subject to the normal provisions of the rules of the LTIP set out later in this report. The Committee believes that these levels of grant, and the lack of performance criteria associated with the options, is appropriate in order to attract a high calibre chief executive who is based in the United States, where this is normal practice.	Up to 6% of earnings (requires equal executive contribution) subject to true applicable IRS cap which is currently $14,000

Basic salary
Policy: median
When determining the salary of the executive directors the Remuneration Committee takes into consideration:

- levels in pay and annual increases within other comparable companies in the global software sector;
- the performance of the individual executive director;
- the individual executive director's experience and responsibilities; and
- pay and conditions throughout the Group.

The following table sets out the salary information for the executive directors in the currency of the country in which the executive resides:

Name	Salary year ending 30 June 2004	Salary year ending 30 June 2005	Percentage rise 2004 to 2005
Steve Purdham	£195,000	£195,000	0
Simon Wilson	$285,000	$308,000	8
Patrick Jolly	£200,000	£208,000	4

Bonus
Policy: upper quartile
Annual bonus arrangements are intended to incentivise the executive directors to achieve the Group's pre-determined operational objectives for the year under review, which are stepping stones to the achievement of the three year roadmap for success.

Executive bonuses are based on a mix of financial objectives relating to regional or Group revenue and Group EBITDA. The minimum threshold achievement levels are that 75% of on-target bonuses become payable for achieving 90% of annual EBITDA targets and 95% of quarterly EBITDA targets. The use of EBITDA as a performance measure closely aligns the executives with corporate strategy and the attainment of these targets is considered important in attaining growth in shareholder value. The Remuneration Committee feels strongly that at this stage of the Company's development the bonus performance targets should also encourage growth in revenue, which will enhance the value of the Company in the medium- to long-term, and not act as a disincentive to acquisitions which, although revenue enhancing, may in the short-term have an impact on earnings per share or return on capital employed.

Directors' Remuneration Report

The following table shows the level of bonus performance achieved as a percentage of salary in respect of performance measures for the year ending 30 June 2005.

Performance measure	Steve Purdham Bonus earned (percentage of salary)	Simon Wilson Bonus earned (percentage of salary)	Patrick Jolly Bonus earned (percentage of salary)
Group or regional revenue	52	24	28
Group EBITDA	14	7	7
Total as percentage of salary	66	31	35

Bonus targets and measures are reviewed and agreed by the Remuneration Committee at the beginning of each financial year to ensure that they are appropriate to the current market conditions and position of the Company, so that they continue to remain challenging. The structure of the bonus targets for the year ending 30 June 2006 will be similar to those operated for 2005. The maximum bonus potential for the year ending 30 June 2006 is 100% of the relevant executive director's salary. Bonuses are not pensionable.

Share incentives
Policy: upper quartile
Overview
During the previous year the Remuneration Committee reviewed its share incentive policy and concluded that the interests of shareholders and executives would be better aligned through awarding whole shares under an LTIP (which was approved by shareholders at the 2004 Annual General Meeting) rather than using options. Share options will only be granted to executive directors on recruitment, although options may be granted to other senior management. This difference in policy between the executive directors and other senior management is mainly due to greater familiarity with options in the United States, although this policy will be kept under review as local practice changes over time.

The Company's share incentive schemes are operated without any significant cost.

Shareholding requirements
In order to further align the interests of shareholders with those of the executives, the Remuneration Committee has introduced minimum shareholding guidelines to encourage substantial long-term share ownership by the executive directors. By encouraging the executive directors to build up shareholdings it will demonstrate their ongoing commitment to, and confidence in, the Company. The guidelines will require that over a five year period executive directors build up and retain a holding of shares based on a percentage of salary as per the table below:

Position	Recommended shareholding requirement as percentage of salary (built up over five years)
CEO	200%
All other executive directors	100%

The Remuneration Committee expects this requirement to be built up through the retention of some shares acquired by the executive directors under the Company's share schemes or through individual market purchases. If the executive directors do not build up such percentages, the Remuneration Committee may take this into account when considering the level of future incentive awards.

Dilution
In common with a number of companies in the technology sector the Company sought an overall dilution limit greater than the standard ABI limits of 10% of issued share capital for its share schemes. A limit of 20% was approved by the Company's shareholders at an Extraordinary General Meeting on 14 July 2000. The Remuneration Committee recognises that practice has changed over the last three years and that this level of dilution is no longer seen as in line with corporate governance best practice. It is clearly impractical to reduce the Company's current level of dilution immediately. Therefore the Company intends to address the situation by granting fewer options over newly issued shares and using market purchased shares to satisfy awards under the LTIP. These changes, coupled with historical share incentives falling out of the dilution calculation, will move the Company closer to the 10% limit over time.

Directors' Remuneration Report

Option scheme

The following table summarises the main terms of the option scheme:

Term	Detail	Term	Detail
Participants	The current executive directors participating in the LTIP will not be granted further options. Options will be granted to other members of senior management. In addition options may still be used on recruitment.	**Maximum annual grant**	The rules of the Option Scheme were approved without an annual limit. However, the Remuneration Committee has determined in normal operation of the Scheme that the maximum annual grant to any employee during a financial year will be 100% of salary.
Performance condition 1999–2003	A mix of Group revenue and EBITDA targets for the relevant year of account. These measures were used because the Committee believed they were the most relevant measures to encourage growth at this stage of the Company's development.	**Performance condition 2004**	Two sets of performance criteria linked to Group target EBITDA performance for that year and Company Total Shareholder Return ("TSR") relative to that of the FTSE techMARK Index over a two year period July 2003 to July 2005. TSR was included by the Remuneration Committee to encourage executives to take into account the Company's comparative returns to shareholders.
Status of options 1999–2003	Options have either vested or lapsed.	**Status of options 2004**	All options, which were first exercise able in July 2005, have lapsed.

Long Term Incentive Plan

The main terms of the LTIP approved by shareholders at the Annual General Meeting in October 2004 are set out below, which have not been varied since the scheme was adopted. The LTIP will be the ongoing long-term equity arrangement for the executive directors:

Term	Detail	Term	Detail
Participants	Currently the executive directors.	**Maximum annual grant**	Initial awards on launch of the Plan were a maximum of 200% of salary. Ongoing awards a maximum of 100% of salary.
Primary performance condition	Comparative TSR performance. Release of awards starting at the median (25% of awards) with full release at the upper quartile. The Remuneration Committee believes that comparative TSR is the most appropriate measure to align shareholders' and executives' interests as it ensures that, before being entitled to receive any of their LTIP Awards, the executives outperform their peers over the measurement period in delivering shareholder value irrespective of general market conditions.	**Secondary performance condition**	The Remuneration Committee will ensure that the release of the award is consistent with the underlying financial performance of the Company. Indicators considered will include: › Operating and Free Cash Flow generated over the three year period. › Levels of Deferred Revenue recognised over the three year period. › The value of new versus renewals billings over the three year period.

Comparator group	Alphameric Plc	Dimension Data Holdings Plc	Internet Security Systems Inc	Safenet Inc
	Anite Group Plc	Emblaze Limited	Marlborough Stirling Plc*	Secure Computing Inc
	Autonomy Corporation Plc	F-Secure Oyj	Northgate Information Solutions Plc	SonicWall Inc
	Aveva Group Plc	Gresham Computing Plc	NSB Retail Systems Plc	Watchguard Technology Inc
	Dicom Group Plc	Intec Telecom Systems Plc	RoyalBlue Group Plc	Websense Inc

* Marlborough Stirling Plc was acquired by United Utilities Plc in May 2005.

LTIP performance will be assessed by the Committee on an independent basis, with the assistance of their remuneration advisers.

Directors' Remuneration Report

Benefits
Policy: market practice
The Company provides market practice benefits for executives of this level of seniority. Benefits in kind include a Company car (or allowance) for UK based directors, access to Group employee medical schemes and life assurance cover for all directors.

Pension
Policy: lower quartile
The Group operates defined contribution schemes for its executive directors, consistent with its policy for its employees. The parent company contributes up to 10% of basic salary into the UK based money purchase scheme in respect of Patrick Jolly and amounts as agreed by the Committee into a separate executive money purchase pension scheme for Steve Purdham.

During the year SurfControl Inc. provided 401k employer contributions for US based executives at the lower of 3% of annual salary or 50% of the personal contributions paid by the executive. For FY06, the contribution has been increased to the lower of 6% of annual salary or 100% of personal contributions. Personal contributions for all US employees are subject to a cap set annually by the IRS which is currently $14,000.

These schemes are administered independently of the Company or any group company. Details of contributions made by the Group on behalf of directors are given on page 31.

The Company does not anticipate the change in pension legislation in the UK on 6 April 2006 will affect its current pension provision. The Company would not, in any case, provide executives with compensation for loss of tax relief on pension contributions.

No director received any payment from Group pension arrangements in the year.

Total package value
Policy: median to upper quartile
The Company's remuneration policy is designed so that the total package value will only be upper quartile if stretching performance is achieved and bonuses are paid out and share incentives vest. The following table shows the total package value provided to the executive directors of the Company:

Name	Salary	Bonus paid during year ended 30 June 2005	Benefits in kind	Pension contribution	LTIP Award value*	Total package value
Steve Purdham	$362,000	$238,000	$25,000	$67,000	$195,138	$887,138
Simon Wilson	$308,000	$95,000	$14,000	$7,000	$139,385	$563,385
Patrick Jolly	$387,000	$137,000	$46,000	$27,000	$117,082	$714,082

* The LTIP award is an estimate of the potential intrinsic value of the award made in the year. This cost has been spread over a three-year vesting period in the profit and loss account as required by UITF 17 abstract, Employee Share Schemes. It should be noted that the value of LTIP awards is based on the profit and loss account charge, which includes an assessment of the likelihood of the performance conditions being satisfied. The actual benefit provided by the LTIP awards will only be determined three years after the date of grant, and will be based on the Company's comparative TSR performance at that point.

Directors' Remuneration Report

5. Other remuneration matters
Directors' contracts
The policy on termination is that the Company does not make payments beyond its contractual obligations. The only event where the Company may be liable to make a payment to any of the executive directors is on cessation of employment. No payment is due on either a Company takeover or liquidation. In addition, executive directors will be expected to mitigate their loss. Further, the Remuneration Committee ensures that there have been no unjustified payments for failure. None of the executive directors' contracts provides for liquidated damages. There are no special provisions contained in any of the executive directors' contracts which provide for longer periods of notice on a change of control of the Company. Further, there are no special provisions providing for additional compensation on an executive director's cessation of employment with the Company.

Director	Date of contract	Contract term	Minimum notice period	Provision for compensation over notice period
Pat Sueltz	30 June 2005	Rolling 12 months (after initial six months)	Six months by the Company in the first 12 months of employment or 12 months thereafter, and three months by the director.	Basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances for the relevant notice period.
Steve Purdham	1 March 1998	Rolling 12 months	12 months	
Simon Wilson	7 February 2000	Rolling 12 months	12 months by the Company or three months by the director.	
Patrick Jolly	28 August 2000	Rolling 12 months	12 months by the Company or six months by the director.	
Kevin Blakeman*	17 November 2000 (as varied 13 December 2001)	Rolling 12 months	12 months by the Company or three months by the director.	
Greg Lock	17 October 2000	Equivalent to the minimum notice period	Three months	Fees and all non-reimbursed expenses.
George Hayter	15 June 1998			
Jane Tozer	1 November 2003	Equivalent to the minimum notice period		
Rene Schuster	1 November 2003			

* Resigned 26 October 2004.

Non-executive directors
The Company pays the current non-executive directors, with the exception of Greg Lock, a fixed basic fee of £25,000 ($47,000). Rene Schuster and Jane Tozer also receive an additional £5,000 ($9,000) per annum for their services as Chairmen of the Remuneration and Audit Committee respectively. George Hayter receives an additional £5,000 per annum for his position as Senior Independent Director.

During the year Jane Tozer received additional fees of £5,000 in respect to her work on the LTIP and in recognition of her additional services to the Remuneration Committee. Rene Schuster agreed to forego £5,000 in fees.

Greg Lock receives a fixed basic fee of £75,000 per annum with effect from 1 January 2005, and earned fees of £67,500 ($125,000) in the financial year.

Non-executive fees are reviewed annually by a Committee of the Board consisting of the Chairman and executive directors and are set at levels, which are considered appropriate to attract and maintain individuals with requisite experience. The Chairman's fees are also reviewed annually by the Remuneration Committee without reference to the Chairman.

Directors' Remuneration Report

6. Performance graph

The graph below sets out the cumulative TSR of the Company and those companies comprising the FTSE techMARK All Share Index and the FTSE Software & Computer Services Index for the period of five years from July 2000 to June 2005. In the opinion of the Directors these are the principal equity indices used by the investment community as a benchmark for performance comparison with the Company. In addition, for information the Remuneration Committee has included the Company's performance against the comparator group used for the LTIP.



80
60
40
20
0
-20
-40
-60
-80
-100
Percentage
2000
2001
2002
2003
2004
2005
Year
SurfControl
FTSE All Share TechMark
FTSE Software and Computer Services
Comparator group

7. Interest in shares

The directors, who held office at the end of the financial year, and their immediate families, had the following interests in the shares of the Company:

	Ordinary 10p shares 30 June 2005	Ordinary 10p shares 30 June 2004
Steve Purdham	**95,000**	95,000
Pat Sueltz	–	–
Simon Wilson – beneficial	**2,320**	1,330
Simon Wilson – non beneficial	**1,000**	1,000
Patrick Jolly	**6,989**	3,489
Greg Lock	**17,500**	17,500
George Hayter	**9,450**	9,450
Jane Tozer	**1,936**	–
Rene Schuster	**10,000**	10,000

There were no changes in directors' interests between 30 June 2005 and the date of this report.

Directors' Remuneration Report

Audited information

1. Details of directors' emoluments

Total salary, fees, cash bonus and benefits paid to the directors in the financial year were as follows:

Name	Salary/fees 2005 $'000	Bonus 2005 $'000	Benefits in kind 2005 $'000	Total 2005 $'000	Total 2004 $'000	Total 2003 $'000
Steve Purdham*	**362**	**238**	**25**	**625**	527	454
Pat Sueltz (appointed 30 June 2005)	**–**	**–**	**–**	**–**	–	–
Simon Wilson	**308**	**95**	**14**	**417**	444	469
Patrick Jolly	**387**	**137**	**46**	**570**	519	459
Kevin Blakeman (resigned 26 October 2004)	**77**	**33**	**4**	**114**	368	373
Greg Lock	**125**	**–**	**–**	**125**	89	40
George Hayter	**56**	**–**	**–**	**56**	49	40
Jane Tozer	**65**	**–**	**–**	**65**	35	–
Rene Schuster	**47**	**–**	**–**	**47**	35	–
Rob Barrow (resigned 1 November 2003)	**–**	**–**	**–**	**–**	47	158
Simon Acland (resigned 1 November 2003)	**–**	**–**	**–**	**–**	14	40
	1,427	**503**	**89**	**2,019**	2,127	2,033

* Highest paid director

Included in benefits for Steve Purdham is $22,000 for a car allowance (2004: $21,000) which was chargeable to UK income tax. No other director received an expense allowance in the year.

The amounts shown in the above table of directors' emoluments for Simon Acland represent payments to Quester Services Limited who employed him as a director.

2. Pensions

Details of pension contributions made by the Group on behalf of directors are given below:

Executive	2005 $'000	2004 $'000	2003 $'000
Steve Purdham	**67**	63	54
Pat Sueltz	**–**	–	–
Simon Wilson	**7**	4	6
Patrick Jolly	**27**	17	16
Kevin Blakeman	**1**	7	7
	102	91	83

3. Share options

The following table shows the movement in the number of share options held by directors during the year under review.

Name	Exercise price	Exercise period	1 July 2004	Granted in the year	Lapsed in the year	Exercised in the year	30 June 2005
Steve Purdham	331p	15/7/00–15/7/09	150,000	–	–	–	**150,000**
	434p	30/11/00–29/11/09	150,000	–	–	–	**150,000**
	849p	14/6/01–13/6/10	160,000	–	–	–	**160,000**
	365p	30/6/02–29/6/11	150,000	–	–	–	**150,000**
	421p	3/7/03–2/7/12	160,000	–	–	–	**160,000**
	647.50p	2/7/05–1/7/13	100,000	–	(100,000)	–	**–**
Steve Purdham – non beneficial	321p	5/10/00–4/10/09	3,000	–	–	–	**3,000**
	849p	14/6/01–13/6/10	3,200	–	–	–	**3,200**
Pat Sueltz	475p	30/6/06–29/6/15	–	300,000	–	–	**300,000**
Simon Wilson	849p	21/2/01–20/2/10	180,000	–	–	–	**180,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	50,000	–	–	–	**50,000**
	647.50p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
Patrick Jolly	849p	10/9/01–9/9/10	260,000	–	–	–	**260,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	40,000	–	–	–	**40,000**
	647.50p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
Kevin Blakeman	321p	5/10/00–4/10/09	6,000	–	–	–	**6,000**
	849p	9/2/01–8/2/10	8,000	–	–	–	**8,000**
	849p	14/6/01–13/6/10	12,000	–	–	–	**12,000**
	738p	29/11/01–28/11/10	85,000	–	–	–	**85,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	40,000	–	–	–	**40,000**
	647.5p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
George Hayter	849p	9/2/01–8/2/10	800	–	–	–	**800**

The closing middle market price of the Company's shares at the end of the financial year was £4.59 and ranged between £4.59 and £6.75 during the year. The performance conditions applying to these options are described in the Share incentives section above.

Directors' Remuneration Report

4. LTIP

The maximum number of nil-cost shares that have currently been allocated to executive directors under the LTIP are as follows:

Name	1 July 2004	Granted in the year	Released in the year	Lapsed in the year	**30 June 2005**	First vesting dates 21 October 2007	30 June 2008
Steve Purdham	–	72,227	–	–	**72,227**	72,227	–
Pat Sueltz	–	105,727	–	–	**105,727**	–	105,727
Simon Wilson	–	51,591	–	–	**51,591**	51,591	–
Patrick Jolly	–	43,336	–	–	**43,336**	43,336	–

LTIP awards were granted to Steve Purdham, Simon Wilson and Patrick Jolly on 21 October 2004. The closing middle market price on the day immediately preceding the grant was £5.815. LTIP shares were granted to Pat Sueltz on 30 June 2005. The closing middle market price on the day immediately preceding the grant was £4.75.

The performance period is three years from the grant date in respect of all LTIP allocations and the performance conditions applying to these awards are described in the Share incentives section above.

Rene Schuster
Chairman of the Remuneration Committee
5 September 2005

Independent Auditors' Report to the Members of SurfControl Plc

We have audited the financial statements on pages 35 to 62. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 16, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement on pages 18 to 22 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

> The financial statements give a true and fair view of the state of affairs of the company and the group as at 30 June 2005 and of the profit of the group for the year then ended.

> The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
St James Square
Manchester M2 6DS
5 September 2005

Group Profit and Loss Account

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Turnover	2	**97,838**	87,335	73,232
Cost of sales		**(1,746)**	(1,393)	(723)
Gross profit		**96,092**	85,942	72,509
Selling and distribution		**(47,353)**	(44,025)	(39,740)
Research and development		**(12,964)**	(9,678)	(7,530)
General and administrative		**(19,049)**	(16,813)	(14,580)
Amortisation of intangible assets and depreciation	6,9,10	**(10,119)**	(3,148)	(2,779)
Equity based compensation	15,17	**181**	(49)	(487)
Exceptional item – onerous lease	3	**(1,648)**	–	–
Total administrative expenses		**(43,599)**	(29,688)	(25,376)
Operating profit		**5,140**	12,229	7,393
Proceeds from disposal of business		–	311	381
Profit on ordinary activities before interest and taxation		**5,140**	12,540	7,774
Net interest receivable and similar items	7	**2,481**	1,859	1,105
Profit on ordinary activities before taxation		**7,621**	14,399	8,879
Tax on profit on ordinary activities	8	**(1,176)**	(2,862)	(2,516)
Profit on ordinary activities after taxation and retained profit for the period	17,18	**6,445**	11,537	6,363
Basic earnings per ordinary share (cents)	4	**21.3**	37.3	20.9
Diluted earnings per share (cents)	4	**20.9**	36.0	20.8

There is no material difference between the reported results and the results calculated on an historical cost basis.
All results are from continuing activities except for proceeds from disposal of business.
An unaudited reconciliation between the Group profit on ordinary activities after taxation and EBITDA is shown on page 63.

Group Statement of Total Recognised Gains and Losses

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Profit for the year		**6,445**	11,537	6,363
Unrealised exchange difference on translation	17,18	**(118)**	3,355	1,095
Total recognised gains and losses relating to the financial year		**6,327**	14,892	7,458

The notes on pages 40 to 62 form part of these financial statements.

Group Balance Sheet

as at 30 June 2005

	Notes	2005 $'000	2004 $'000	2003 $'000
Fixed assets				
Intangible assets	9	**9,768**	12,554	–
Tangible assets	10	**3,863**	4,065	3,263
		13,631	16,619	3,263
Investments	11	**31**	31	29
		13,662	16,650	3,297
Current assets				
Stocks		**–**	69	–
Debtors	12	**32,570**	31,681	24,138
Cash at bank and in hand	23	**89,044**	87,477	61,707
		121,614	119,227	85,845
Creditors: amounts falling due within one year	13	**(74,983)**	(72,226)	(52,241)
Net current assets		**46,631**	47,001	33,604
Total assets less current liabilities		**60,293**	63,651	36,901
Creditors: amount falling due after more than one year	14	**(27,835)**	(26,001)	(16,742)
Provisions for liabilities and charges	15	**(161)**	(446)	(540)
		32,297	37,204	19,619
Capital and reserves				
Called up share capital	16,17	**5,032**	5,027	4,945
Share premium account	17	**3,987**	3,803	79
Capital redemption reserve	17	**882**	882	882
Profit and loss account	17	**22,396**	27,492	13,712
Shareholders' funds	18	**32,297**	37,204	19,619
Shareholders' funds comprise:				
Equity shareholders' funds		**32,297**	37,204	19,619

Approved by the Board of directors on 5 September 2005 and signed on its behalf by:

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 40 to 62 form part of these financial statements.

Company Balance Sheet

as at 30 June 2005

	Notes	2005 $'000	2004 $'000	2003 $'000
Fixed assets				
Intangible assets	9	**9,768**	11,911	–
Tangible assets	10	**1,438**	1,426	1,308
		11,206	13,337	1,308
Investments	11	**178,489**	199,754	187,208
		189,695	213,091	188,516
Current assets				
Debtors	12	**8,950**	15,993	5,714
Cash at bank and in hand		**58,358**	55,630	36,503
		67,308	71,623	42,217
Creditors: amounts falling due within one year	13	**(42,021)**	(38,462)	(14,222)
Net current assets		**25,287**	33,161	27,995
Total assets less current liabilities		**214,982**	246,252	216,511
Creditors: amount falling due after more than one year	14	**(12,949)**	(12,577)	(3,880)
Provisions for liabilities and charges	15	**(161)**	(446)	(540)
		201,872	233,229	212,091
Capital and reserves				
Called up share capital	16,17	**5,032**	5,027	4,946
Share premium account	17	**3,987**	3,803	79
Merger reserve	17	**130,407**	130,407	130,407
Capital redemption reserve	17	**882**	882	882
Profit and loss account	17	**61,564**	93,110	75,777
Shareholders' funds		**201,872**	233,229	212,091
Shareholders' funds comprise:				
Equity shareholders' funds		**201,872**	233,229	212,091

Approved by the Board of directors on 5 September 2005 and signed on its behalf by:

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 40 to 62 form part of these financial statements.

Group Statement of Cash Flows

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Net cash inflow from operating activities	21	**23,120**	32,637	24,093
Returns on investments and servicing of finance	22	**2,627**	1,792	741
Taxation		**(1,679)**	(5,536)	(1,048)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,194)**	(2,267)	(1,633)
Purchase of investments		**–**	–	(19)
Sale of tangible fixed assets		**–**	17	28
Net cash outflow from capital expenditure and financial investment		**(2,194)**	(2,250)	(1,624)
Acquisitions and disposals				
Business acquisitions		**(8,725)**	(8,910)	–
Cash acquired with subsidiary undertaking		**–**	120	–
Proceeds from disposal of business		**–**	311	381
Net cash (outflow)/inflow from acquisitions and disposals		**(8,725)**	(8,479)	381
Net cash inflow before management of liquid resources and financing		**13,149**	18,164	22,543
Management of liquid resources	23	**2,550**	(7,470)	(15,620)
Financing				
Proceeds from share issue		**245**	3,750	1,271
Purchase of own shares for treasury		**(11,798)**	(839)	–
Net repayment of capital element of finance leases	23	**(19)**	(38)	(45)
Net cash (outflow)/inflow from financing		**(11,572)**	2,873	1,226
Increase in cash in the period	23	**4,127**	13,567	8,149

The notes on pages 40 to 62 form part of these financial statements.

Reconciliation of Net Cash Flow to Movements in Net Funds

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Increase in cash in the period		**4,127**	13,567	8,149
Cash outflow from decrease in debt and lease financing	23	**19**	38	45
Net transfers from liquid resources	23	**(2,550)**	7,470	15,620
Change in net funds resulting from cash flows	23	**1,596**	21,075	23,814
Difference on translation	23	**(10)**	4,727	2,477
Movement in net funds in the period		**1,586**	25,802	26,291
Net funds at 1 July 2004/1 July 2003/1 July 2002	23	**87,436**	61,634	35,343
Net funds at 30 June 2005/30 June 2004/30 June 2003	23	**89,022**	87,436	61,634

The notes on pages 40 to 62 form part of these financial statements.

Notes to the Financial Statements

for the year ended 30 June 2005

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items considered material in relation to the Group's financial statements.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The functional currency of the Group is US dollars as the majority of the Group's business is conducted in the United States and accordingly amounts in the financial statements are denominated in that currency.

Basis of consolidation

The Group financial statements consolidate the financial statements of SurfControl plc and its subsidiary undertakings made up to 30 June 2005. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the Consolidated Profit and Loss Account from the date of acquisition.

Under section 230 (4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

Turnover and deferred income

Turnover represents the value of goods and services (net of VAT and other regional sales tax) delivered in the normal course of business. Turnover from software and appliance perpetual licence sales is recognised once the licence is delivered, all significant obligations in relation to the sale have been fulfilled, and where the sales price is fixed and determinable. Sales made via channel partners are neither invoiced, nor recognised as turnover, until the product or service is delivered to the end customer. Turnover from the following items are recognised over the relevant period of the contract on a straight-line basis: software/appliance support and maintenance, threat database subscriptions, Cyber Patrol home product subscriptions, and OEM contract licences. Turnover from services is recognised upon completion. Where the proportion of the total sale price attributable to different elements of the sale is not specifically identified, an estimate is made based upon the published list prices for each of the individual elements.

Deferred income represents the value of goods and services (net of VAT and other regional sales tax) that has been invoiced but not considered delivered or completed, plus the unrecognised portion of turnover from software/appliance support and maintenance, threat database subscriptions, Cyber Patrol home product subscriptions, and OEM contract licences. Deferred income is carried forward within creditors, and released to turnover in the Profit and Loss Account in future periods on a straight-line basis.

Research and development

All research and development expenditure is written off as incurred.

Technical support

All pre- and post-sales support expenditure is written off as incurred.

Taxation

The charge for taxation is based on the profit for the year, and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Group operates a number of defined contribution pension schemes, the assets of which are held separately from those of the Group in independently administered funds. Contributions are charged to the Profit and Loss Account as incurred.

Equity compensation

The employment tax charge arising on the future potential exercise of Inland Revenue unapproved options and LTIP shares is charged to the Profit and Loss Account over the period from the date of grant to the date the equity based benefits unconditionally vest. The charge is based upon the difference between the grant price and the closing middle market price at the balance sheet date. Provision is also made for the intrinsic value of LTIP shares, which is charged to the Profit and Loss Account over the vesting period (which is the same as the performance period) and credited to reserves.

Notes to the Financial Statements

for the year ended 30 June 2005

1. Accounting policies *continued*

Intangible assets and goodwill

Intangible assets include the fair value of acquired intellectual property and goodwill. Acquired goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Acquired intellectual property is also capitalised, where in the opinion of the directors it satisfies the recognition criteria given in FRS 10, Goodwill and Intangible Assets. Acquired intellectual property and positive goodwill is amortised to nil by equal annual instalments over its estimated useful economic life, unless impaired, in which case it is written down to its recoverable amount. For acquisitions to date, the estimated useful economic life of these assets has been two years.

On the subsequent disposal or termination of the business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Tangible fixed assets and depreciation

Tangible fixed assets are recorded at cost. The carrying value of such assets is written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs.

Included within tangible fixed assets are the project costs associated with the construction of various software and hardware systems for use within the Group's internal systems. Cost includes basic salary, related employer tax costs, and travel expenses for computer engineers, for the duration of the development stage of the application. Also included in the asset cost is any related external consultancy or engineering fees. All costs relating to initial planning or aborted projects are written off to Profit and Loss Account as incurred.

Assets in the course of construction are not depreciated until they are completed, at which time the final asset cost is transferred to Computer equipment and software or Fixtures and fittings.

Depreciation is provided at rates calculated to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Computer equipment and software	– over 3 years
Motor vehicles	– over 4 years
Fixtures and fittings	– over 5 years

Investments

Fixed asset investments, which principally relate to the Company's investment in subsidiary undertakings, are stated at cost less any provisions for impairment in value.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand, deposits repayable on demand and investments in instant access money market managed funds. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of one year or less and certificates of deposit.

Notes to the Financial Statements

for the year ended 30 June 2005

1. Accounting policies *continued*

Leasing and hire purchase commitments

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The corresponding liability for the capital element is recorded as borrowings, and the interest element of the rental obligations is charged to the Profit and Loss Account over the period of the lease on a straight-line basis.

Rentals paid under operating leases are charged to the Profit and Loss Account on a straight-line basis over the lease term.

Provision is made for onerous leases relating to vacant properties.

Foreign currencies

Monetary assets and liabilities of each entity denominated in currencies other than the functional currency of the Group are translated at the rates of exchange ruling at the balance sheet date. Transactions in such currencies are recorded at the average rate ruling during the period of the transaction.

Exchange differences arising from the translation of the opening net assets of entities which principally operate in currencies other than US dollars to the exchange rate ruling at the balance sheet date, and the difference between the profit and loss accounts of such entities translated at an average rate and at the closing rate, are recorded as movements on reserves.

All other differences are taken to the Profit and Loss Account.

Relevant rates of exchange were:

Balance sheet rate of exchange (US dollar to local currency)	2005	2004	2003
UK sterling	**1.79**	1.81	1.65
Euro	**1.21**	1.22	1.15
Australian dollar	**0.76**	0.70	0.67
Chinese yuan	**0.12**	0.12	n/a
Japanese yen	**0.009**	n/a	n/a
Israeli shekel	**0.22**	n/a	n/a

Profit and loss average rate of exchange (US dollar to local currency)	2005	2004	2003
UK sterling	**1.86**	1.74	1.58
Euro	**1.27**	1.19	1.05
Australian dollar	**0.75**	0.71	0.59
Chinese yuan	**0.12**	0.12	n/a
Japanese yen	**0.009**	n/a	n/a
Israeli shekel	**0.23**	n/a	n/a

Notes to the Financial Statements

for the year ended 30 June 2005

2. Segmental analysis

Analysis by geographical area

A geographical analysis of the Group's turnover, profit/ (loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**19,305**	15,778	11,792
Mainland Europe	**8,920**	7,357	4,493
North America	**59,845**	57,395	52,381
Rest of the world	**9,768**	6,805	4,566
	97,838	87,335	73,232

Turnover by origin	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**22,895**	19,108	14,572
Mainland Europe	**7,229**	5,553	3,384
North America	**59,777**	57,216	52,553
Rest of the world	**7,937**	5,458	2,723
	97,838	87,335	73,232

Profit /(loss) before interest and tax	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**(1,505)**	5,679	6,111
Mainland Europe	**814**	(87)	28
North America	**5,573**	9,332	51
Rest of the world	**258**	(2,384)	1,584
	5,140	12,540	7,774

Net assets/(liabilities)	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**(12,952)**	(27,485)	(10,396)
Mainland Europe	**(4,223)**	(4,508)	(2,517)
North America	**(34,014)**	(14,767)	(27,304)
Rest of the world	**(5,536)**	(3,472)	(1,798)
	(56,725)	(50,232)	(42,015)
Head office and central administration	**89,022**	87,436	61,634
	32,297	37,204	19,619

Profit/(loss) before interest and tax and net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $89,044,000 and finance lease obligations of $22,000 at 30 June 2005. (2004: Cash balances $87,477,000, Finance lease obligations $41,000) (2003: Cash balances $61,707,000, Finance lease obligations $73,000).

Notes to the Financial Statements

for the year ended 30 June 2005

2. Segmental analysis *continued*

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, the development and sale of Internet security products.

Analysis by continuing operations

The Company acquired technology and certain assets from Apreo Limited on 28 February 2005. It is not possible to separately identify the post acquisition profit before tax and interest relating to the acquired technology assets because they were immediately integrated with other like Group operations. Intangible asset amortisation of $1,173,000 has been charged to the UK segmental results shown above in respect of this acquisition.

3. Exceptional item – onerous lease charge

	2005 $'000	2004 $'000	2003 $'000
Rent on vacant offices	**1,648**	–	–

During the year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to the Profit and Loss Account in the year.

4. Earnings per share

Basic and diluted earnings per ordinary share are calculated as follows:

	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**6,445**	11,537	6,363
Basic weighted average ordinary shares in issue	**30,326,066**	30,974,588	30,426,265
Dilutive effect of share options and long-term incentive share rights	**448,147**	1,036,691	192,885
Diluted weighted average ordinary shares in issue	**30,774,213**	32,011,279	30,619,150
Basic earnings per ordinary share (cents)	**21.3**	37.3	20.9
Diluted earnings per ordinary share (cents)	**20.9**	36.0	20.8

Own shares held by the Company of 1,195,000 (2004: 106,000) (2003: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

Notes to the Financial Statements

for the year ended 30 June 2005

5. Staff costs

	2005 $'000	2004 $'000	2003 $'000
Wages and salaries	**40,579**	35,077	31,287
Social security costs	**3,561**	3,221	2,964
Other pension costs (note 20)	**1,055**	1,013	845
	45,195	39,311	35,096

Staff costs include directors' remuneration which is analysed further in the Directors' Remuneration report on page 23.

The average monthly number of employees during the year was:

	2005	2004	2003
Selling and distribution	**298**	270	245
Research and development	**141**	119	108
Administration	**79**	75	75
	518	464	428

6. Operating profit

	2005 $'000	2004 $'000	2003 $'000
Operating profit is arrived at after charging:			
Depreciation:			
Owned assets	**2,272**	1,754	1,580
Assets held under finance leases and hire purchase contracts	**36**	43	47
Loss on disposal of fixed assets	**23**	31	109
Amortisation of intangible assets	**7,811**	1,351	1,152
Auditors' remuneration	**324**	296	284
Other fees payable to the auditors and their associates:			
Further assurance services	**104**	77	67
Tax advisory services	**383**	547	419
Other non-audit services	**8**	2	9
Operating lease rentals:			
Equipment and vehicles	**63**	115	105
Land and buildings (including onerous lease charge – note 3)	**4,441**	2,703	2,572

Other fees payable to the auditors and their associates in the year include tax advisory fees which primarily relate to tax compliance, co-ordination and planning. Further assurance services in the year mainly relate to fees for review of the Group's unaudited interim and quarterly financial statements, together with advice in respect to transition to International Financial Reporting Standards. In addition, amounts paid to the auditors in connection with acquisition due diligence that have been capitalised was $28,000 (2004: $124,000) (2003: $nil).

Auditors' remuneration for audit services includes $111,000 (2004: $100,000) (2003: $93,000) in respect of the parent company.

Notes to the Financial Statements

for the year ended 30 June 2005

7. Net interest receivable and similar items

	2005 $'000	2004 $'000	2003 $'000
Bank and bank loan interest payable	**(2)**	(3)	(2)
Finance lease and hire purchase interest payable	**(4)**	(8)	(10)
Other interest payable	**(23)**	(9)	(40)
	(29)	(20)	(52)
Bank interest receivable	**2,510**	1,879	1,157
Net interest receivable	**2,481**	1,859	1,105

8. Taxation on ordinary activities

	2005 $'000	2004 $'000	2003 $'000
US Federal and state tax	**(509)**	(669)	(1,927)
Non US Corporation tax	**1,047**	(4,847)	(3,729)
Adjustments in respect of previous years	**432**	222	(136)
Total current tax credit/(charge)	**970**	(5,294)	(5,792)
Deferred tax	**(2,146)**	2,432	3,276
Total tax charge	**(1,176)**	(2,862)	(2,516)

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the foreseeable future and other timing differences existing at the financial year end. The total current tax charge in the year is lower than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

Reconciliation of total current tax charge	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities before taxation	**7,621**	14,399	8,879
Tax charge on profit on ordinary activities implied by the UK standard rate of 30%	**2,286**	4,320	2,664
Factors affecting the tax charge:			
Expenses not deductible for tax purposes on a permanent basis	**135**	(37)	778
Other short-term timing differences	**(3,464)**	(2,332)	3,941
Adjustment to tax charge in respect of prior years	**(432)**	(222)	136
Deferral of tax losses arising in the year	**1,135**	3,730	90
Utilisation of prior year tax losses in the year	**(630)**	(165)	(1,817)
Total current tax (credit)/charge	**(970)**	5,294	5,792

A reconciliation to the deferred tax assets balance carried in the Group balance sheet and shown in note 12 is given below:

	$'000
Deferred tax assets at 1 July 2004	6,680
Deferred tax charge from above	(2,146)
Exchange differences arising in the year	(6)
Deferred tax assets at 30 June 2005	**4,528**

Notes to the Financial Statements

for the year ended 30 June 2005

9. Intangible assets

Group	Goodwill $'000	Intellectual property $'000	Total $'000
Cost:			
At 1 July 2004	711	13,194	13,905
Arising from current year acquisitions (a)	7	7,000	7,007
Arising from prior year acquisitions (b)	(174)	(1,808)	(1,982)
At 30 June 2005	**544**	**18,386**	**18,930**
Amortisation:			
At 1 July 2004	(68)	(1,283)	(1,351)
Provided during the year	(476)	(7,335)	(7,811)
At 30 June 2005	**(544)**	**(8,618)**	**(9,162)**
Net book value at 30 June 2005	**–**	**9,768**	**9,768**
Net book value at 30 June 2004	643	11,911	12,554
Net book value at 30 June 2003	–	–	–

Further details of the consideration given for acquisitions and the provisional fair value of net assets acquired is given in (a) and (b) below.

The intellectual property relates to the written down value of the following acquired technologies:

	$'000
Spyware and extended threat protection technology (acquired February 2005 – see (a) on page 48)	5,834
Linux based appliance technology (acquired April 2004 – see (b) on page 48)	3,934
	9,768

Company	Intellectual property $'000
Cost:	
At 1 July 2004	13,194
Arising from current year acquisitions (a)	7,000
Arising from prior year acquisitions (b)	(1,808)
At 30 June 2005	**18,386**
Amortisation:	
At 1 July 2004	(1,283)
Provided during the year	(7,335)
At 30 June 2005	**(8,618)**
Net book value at 30 June 2005	**9,768**
Net book value at 30 June 2004	11,911
Net book value at 30 June 2003	–

9. Intangible assets *continued*

(a) Acquisition of Spyware and extended threat protection technology and software engineering unit

On 28 February 2005 the Group completed the purchase of Spyware and extended threat protection technology from Apreo Ltd, a company incorporated in Israel, together with assets relating to a software engineering unit based in Israel. The aggregate consideration was $7,017,000, comprising $6,902,000 purchase consideration and acquisition costs of $115,000. Included in the purchase consideration is deferred consideration of $70,000 in respect to a sales related earn-out that may be payable in February 2006.

An analysis of the book and provisional fair value of assets and liabilities is given below:

	Book value $'000	Fair value adjustment $'000	Provisional fair values $'000
Intellectual property	–	–	7,000
Net assets of Israeli based software engineering operation:			
Fixed assets	17	(7)	10
Net assets			10
Total provisional fair value of net assets of Israeli operation and intellectual property			7,010
Acquisition cost (1)			7,017
Goodwill (written off in the year)			7
(1) Acquisition cost was settled by:			
Cash consideration including costs			6,947
Deferred consideration (payable in cash or treasury shares)			70
			7,017

The software engineering operation in Israel had no reported profit or loss in current prior periods as it formed part of Apreo Limited.

(b) Adjustments to the carrying value of goodwill and appliance technology

During the fourth quarter the Group finalised the value of an earn-out in respect to the acquisition of appliance technology acquired from SecureM, Inc and its China based sales and distribution operation. The estimated earnout of $3,123,000 at 30 June 2004 was reduced by $1,808,000 to $1,315,000. As at 30 June 2005 the amount of the earn-out that remained payable was $589,000. During the fourth quarter the Group also made completion and hindsight period adjustments in respect to the provisional fair value of assets and liabilities of the sales and distribution operation. These adjustments amounted to a reduction in acquired net liabilities, and of acquired goodwill of $174,000. The adjustments related to payroll compensation and general accruals.

Notes to the Financial Statements

for the year ended 30 June 2005

10. Tangible fixed assets

Group	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2004	6,318	509	2,675	96	9,598
Exchange adjustment	(24)	1	(13)	(1)	(37)
Additions	1,352	47	726	–	2,125
Acquisition of business undertaking	10	–	–	–	10
Disposals	(872)	–	(226)	–	(1,098)
Reclassification	571	(534)	(37)	–	–
At 30 June 2005	**7,355**	**23**	**3,125**	**95**	**10,598**
Depreciation:					
At 1 July 2004	4,007	–	1,441	85	5,533
Exchange adjustment	(30)	–	(15)	(3)	(48)
Provided during the year	1,688	–	607	13	2,308
Disposals	(854)	–	(204)	–	(1,058)
At 30 June 2005	**4,811**	**–**	**1,829**	**95**	**6,735**
Net book value at 30 June 2005	**2,544**	**23**	**1,296**	**–**	**3,863**
Net book value at 30 June 2004	2,311	509	1,234	11	4,065
Net book value at 30 June 2003	1,904	333	996	35	3,268

Company	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2004	2,400	88	1,188	96	3,772
Exchange adjustment	(57)	1	(26)	(1)	(83)
Additions	765	22	235	–	1,022
Reclassification	74	(87)	13	–	–
At 30 June 2005	**3,182**	**24**	**1,410**	**95**	**4,711**
Depreciation:					
At 1 July 2004	1,424	–	837	85	2,346
Exchange adjustment	(42)	–	(19)	(3)	(64)
Provided during the year	733	–	245	13	991
Reclassification	(3)	–	3	–	–
At 30 June 2005	**2,112**	**–**	**1,066**	**95**	**3,273**
Net book value at 30 June 2005	**1,070**	**24**	**344**	**–**	**1,438**
Net book value at 30 June 2004	976	88	351	11	1,426
Net book value at 30 June 2003	744	–	535	29	1,308

Notes to the Financial Statements

for the year ended 30 June 2005

10. Tangible fixed assets *continued*

Assets held under finance lease agreements included within tangible assets were as follows:

Group	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2005	**–**	**25**
Net book value at 30 June 2004	11	48
Net book value at 30 June 2003	32	64

Depreciation charged on fixed assets held under finance lease arrangements was as follows: motor vehicles $13,000 (2004: $11,000) (2003: $29,000) and on fixtures and fittings $23,000 (2004: $22,000) (2003: $20,000).

Company	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2005	**–**	**25**
Net book value at 30 June 2004	11	48
Net book value at 30 June 2003	32	64

Depreciation charged on fixed assets held under finance leases was as for Group.

11. Investments

Group	2005 $'000	2004 $'000	2003 $'000
Equity investments:			
At 1 July 2004/1 July 2003/1 July 2002	**31**	29	7
Additions	**–**	–	22
Exchange adjustment	**–**	2	–
Equity investments at 30 June 2005/30 June 2004/30 June 2003	**31**	31	29

Notes to the Financial Statements

for the year ended 30 June 2005

11. Investments *continued*

Equity investments, which are stated at cost, wholly relate to bond holdings required by Austrian law to cover severance obligations towards employees based in that country, payable in the event of a compulsory winding up of SurfControl GmbH.

Company	2005 $'000	2004 $'000	2003 $'000
Investments in subsidiary undertakings:			
At 1 July 2004/1 July 2003/1 July 2002	**59,045**	59,045	55,032
Transfers	**116,211**	–	4,013
Share subscriptions	**326**	–	–
At 30 June 2005/30 June 2004/30 June 2003	**175,582**	59,045	59,045
Amounts owed by subsidiary undertakings:			
At 1 July 2004/1 July 2003/1 July 2002	**140,709**	128,163	131,427
Transfers	**(116,211)**	(3,291)	(4,013)
Net (reduction)/addition	**(21,591)**	15,837	749
At 30 June 2005/30 June 2004/30 June 2003	**2,907**	140,709	128,163
Total investments in subsidiaries	**178,489**	199,754	187,208

Amounts owed by subsidiary undertakings are included within investments where the subsidiary and the Company have agreed that the debt will not be settled in the foreseeable future. During the year $116,211,000 owed by SurfControl, Inc to the Company was converted into share equity and certain long-term amounts owed by subsidiary undertakings were settled by way of assignment of other inter-company debts around the Group.

The subsidiary undertakings, included in the Group accounts at 30 June 2005, are as shown below. All of these subsidiary undertakings with the exception of Beijing Messagesoft Technology Co,. Ltd,. ("MessageSoft") are directly and wholly owned. The Company, under the terms of its sale and purchase agreement with SecureM, Inc. has control over the operational and financial policies of MessageSoft, and accordingly MessageSoft has been accounted for as a subsidiary of the Group. All companies, including MessageSoft, are engaged in the Internet security market with the exception of SurfControl Share Scheme Trustees Limited which is dormant.

Subsidiary name	Country of incorporation
SurfControl Inc	United States
SurfControl GmbH[1]	Austria
SurfControl BV	Holland
SurfControl Pty Limited	Australia
SurfControl (Japan) Limited	United Kingdom
SurfControl (Israel) Limited	United Kingdom
SurfControl (China) Limited	United Kingdom
SurfControl Share Scheme Trustees Limited	United Kingdom
Beijing SurfControl Network Security Co.,Ltd.,	Peoples' Republic of China
Beijing Messagesoft Technology Co.,Ltd.,	Peoples' Republic of China

1 The results of SurfControl GmbH, a company incorporated in Austria, include those of its wholly owned subsidiary SurfControl GmbH, a company incorporated in Germany, engaged in the business of Internet security products.

Notes to the Financial Statements

for the year ended 30 June 2005

12. Debtors

Group	2005 $'000	2004 $'000	2003 $'000
Trade debtors	**22,299**	20,524	17,647
Other debtors	**92**	27	64
Taxation recoverable	**2,223**	1,475	–
Deferred tax assets	**4,528**	6,680	4,184
Prepayment and accrued income	**3,428**	2,975	2,243
	32,570	31,681	24,138

Deferred tax assets are analysed as follows:

	2005 $'000	2004 $'000	2003 $'000
Trading losses	**3,132**	6,212	3,204
Deferred income	**674**	–	555
Accelerated capital allowances	**353**	318	289
Short-term timing differences	**369**	150	136
	4,528	6,680	4,184

Company	2005 $'000	2004 $'000	2003 $'000
Trade debtors	**6,111**	4,652	4,201
Other debtors	**3**	6	14
Taxation recoverable	**867**	–	–
Deferred tax assets	**722**	395	425
Prepayment and accrued income	**1,247**	1,356	1,074
Amounts owed by subsidiary undertakings	**–**	9,584	–
	8,950	15,993	5,714

Deferred tax assets are analysed as follows:

	2005 $'000	2004 $'000	2003 $'000
Accelerated capital allowances	**353**	318	289
Short-term timing differences	**369**	77	136
	722	395	425

Notes to the Financial Statements

for the year ended 30 June 2005

13. Creditors: amounts falling due within one year:

Group	2005 $'000	2004 $'000	2003 $'000
Trade creditors	**2,284**	2,770	1,966
Corporation tax	**3,992**	5,971	4,709
Taxes and social security costs	**2,268**	2,004	1,527
Other creditors	**–**	308	–
Accruals	**8,721**	7,995	6,456
Deferred income	**57,040**	49,036	37,542
Obligations under finance leases and hire purchase contracts	**19**	19	41
Deferred consideration on acquisition of business undertakings	**659**	4,123	–
	74,983	72,226	52,241

Company	2005 $'000	2004 $'000	2003 $'000
Trade creditors	**852**	1,532	776
Corporation tax	**1,209**	4,147	1,989
Taxes and social security costs	**1,326**	1,172	1,069
Accruals	**1,967**	2,301	1,739
Amounts owed to subsidiary undertakings	**22,827**	14,490	1,162
Deferred income	**13,162**	10,678	7,446
Obligations under finance leases and hire purchase contracts	**19**	19	41
Deferred consideration on acquisition of business undertakings	**659**	4,123	–
	42,021	38,462	14,222

14. Creditors: amounts falling due after more than one year:

Group	2005 $'000	2004 $'000	2003 $'000
Deferred income:			
Due within one to two years	**20,292**	18,399	10,871
Due within two to five years	**7,540**	7,580	5,777
Due after five years	**–**	–	62
	27,832	25,979	16,710
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**3**	19	18
Due within two to five years	**–**	3	14
	3	22	32
	27,835	26,001	16,742

Notes to the Financial Statements

for the year ended 30 June 2005

14. Creditors: amounts falling due after more than one year *continued*:

Company	2005 $'000	2004 $'000	2003 $'000
Deferred income:			
Due within one to two years	**5,270**	4,573	2,425
Due within two to five years	**2,113**	2,157	1,361
Due after five years	**–**	–	62
	7,383	6,730	3,848
Amounts owed to subsidiary undertakings:			
Due within one to two years	**4,386**	4,660	–
Due within two to five years	**1,177**	1,165	–
	5,563	5,825	–
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**3**	19	18
Due within two to five years	**–**	3	14
	3	22	32
	12,949	12,577	3,880

The weighted average interest rate and period to maturity on finance lease obligations was 21% and 14 months respectively. There was no material difference between the book and fair values attributable to finance leases shown in this note.

15. Provisions for liabilities and charges

Group and Company	2005 $'000
As at 1 July 2004	446
Credited in the year	(283)
Paid in the year	(6)
Exchange difference arising in the year	4
As at 30 June 2005	**161**
At 30 June 2004	446
At 30 June 2003	540

The equity based compensation provision for UK Employer's National Insurance and other non UK employment taxes relates to amounts payable on the potential profit arising from the future exercise of unapproved options and long-term incentive share rights ("LTIPs") granted to directors and employees. The provision is charged to the Profit and Loss Account on a straight line basis over the relevant vesting period of the outstanding options and LTIPs. The provision is based upon the Company's closing share price on techMARK as at 30 June 2005 of £4.59. The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options/LTIP shares in issue.

Notes to the Financial Statements

for the year ended 30 June 2005

16. Share Capital

Group and Company	Number	2005 $'000	2004 $'000	2003 $'000
Authorised				
Equity ordinary shares of £0.10 each	54,000,000	**9,677**	9,793	8,806
Total authorised share capital		**9,677**	9,793	8,806
Issued and fully paid				
Equity ordinary shares of £0.10 each	31,114,572	**5,032**	5,027	4,946
	(2004: 31,086,737) (2003:30,605,856)			
Total called up share capital		**5,032**	5,027	4,946

The authorised share capital is denominated in UK sterling and consists of 54,000,000 10p ordinary shares with a nominal value of £5,400,000. Fluctuations in the reported US dollar value wholly arise from exchange rate fluctuations.

The issued ordinary share capital of the Company in UK sterling at 30 June 2005 was £3,111,457. The Company's share capital has been translated into US dollars on a cumulative basis, at exchange rates prevailing as and when capital flows occurred. Movements in issued share capital over the period wholly arose from the exercise of Company share options.

The ordinary shares of 10p each carry one vote and have no fixed rights to dividends. They are entitled to participate equally in the assets of the Company on a winding up.

Employee share schemes
The Group operated two share option schemes and a long-term share incentive plan ("LTIP") during the financial year.

On 2 April 1992 the "JSB Computer Systems Executive Share Option Scheme" was adopted by the Board of Directors. The scheme has not been approved by the Inland Revenue. No options were granted during the financial year and there is no intention to grant further options under this scheme.

On 11 September 1998 the Board adopted the "JSB Software Technologies 1998 Executive Share Option Scheme" ("the 1998 scheme"). The scheme is approved by the Inland Revenue although a schedule is incorporated into the rules allowing the grant of unapproved options. The scheme is administered by the Remuneration Committee.

On 14 July 2000 in an Extraordinary General Meeting of the Company shareholders approved minor amendments to the 1998 scheme including revision to the maximum limit on the number of shares for which options may be granted from 15% to 20% of the issued ordinary share capital.

On 21 October 2004 the Board adopted the "SurfControl long-term incentive plan." The LTIP is administered by the Remuneration Committee and is not approved for Inland Revenue purposes. The practical operation of the LTIP and Company share option schemes is described in the Directors' Remuneration Report on pages 23 to 33.

Notes to the Financial Statements

for the year ended 30 June 2005

16. Share Capital *continued*

Share Options

As at 30 June 2005, the following options to subscribe were outstanding in respect of ordinary shares of 10p each.

No of Shares	Exercise Price	Exercise Period
5,000	242p	1 June 2002 to 31 May 2009
200,000	331p	15 July 2000 to 15 July 2009
49,750	321p	5 October 2000 to 4 October 2009
205,900	434p	30 November 2000 to 29 November 2009
147,200	849p	9 February 2001 to 8 February 2010
2,000	1238p	9 February 2001 to 8 February 2010
189,600	849p	21 February 2001 to 20 February 2010
96,400	849p	15 March 2001 to 14 March 2010
1,000	1712p	22 March 2001 to 21 March 2010
5,600	849p	13 April 2001 to 12 April 2010
1,600	849p	17 April 2001 to 16 April 2010
402,800	849p	14 June 2001 to 13 June 2010
8,000	1425p	14 June 2001 to 13 June 2010
9,600	849p	29 June 2001 to 28 June 2010
45,203	849p	18 July 2001 to 17 July 2010
923	2025p	18 July 2001 to 17 July 2010
11,816	849p	30 July 2001 to 29 July 2010
39,408	849p	6 August 2001 to 5 August 2010
15,571	849p	30 August 2001 to 29 August 2010
18,155	849p	28 September 2001 to 27 September 2010
12,266	849p	30 October 2001 to 29 October 2010
260,000	849p	10 September 2001 to 9 September 2010
108,386	738p	29 November 2001 to 28 November 2010
15,077	875p	3 December 2001 to 2 December 2010
3,446	849p	30 December 2001 to 29 December 2010
15,530	849p	30 January 2002 to 29 January 2011
2,307	1243p	30 January 2002 to 29 January 2011
4,999	998p	27 February 2002 to 26 February 2011
3,488	448p	29 March 2002 to 28 March 2011
27,769	660p	29 April 2002 to 28 April 2011
4,052	545p	30 May 2002 to 29 May 2011
3,718	365p	29 June 2002 to 28 June 2011
187,500	365p	30 June 2002 to 29 June 2011
3,750	394p	15 July 2002 to 14 July 2011
2,500	392p	19 August 2002 to 18 August 2011
5,625	268p	23 September 2002 to 22 September 2011
5,000	384p	28 October 2002 to 27 October 2011
3,333	493p	1 January 2003 to 31 December 2012
83,916	403p	30 June 2003 to 29 June 2012
290,000	421p	3 July 2003 to 2 July 2012
10,000	543p	5 July 2003 to 4 July 2012
36,500	647.5p	2 July 2004 to 1 July 2013
13,750	762.5p	29 October 2004 to 28 October 2013
5,000	552.5p	5 April 2005 to 4 April 2014
5,000	576p	9 June 2005 to 8 June 2014
187,000	620p	28 June 2005 to 27 June 2014
75,000	508p	16 December 2005 to 15 December 2014
15,000	645p	1 March 2006 to 28 February 2015
300,000	475p	29 June 2006 to 29 June 2015
3,145,438		

Notes to the Financial Statements

for the year ended 30 June 2005

16. Share Capital *continued*

LTIP shares

As at 30 June 2005 the following rights to nil cost performance based LTIP shares were:

Number of shares	Vesting period
167,154	21 October 2004 to 21 October 2007
105,727	30 June 2005 to 30 June 2008
272,881	

The average share price (based on the Company's share price as shown in the Official List of the London Stock Exchange) during the year was £5.62, and the closing middle market price on 30 June 2005 was £4.59 (30 June 2004: £6.10) (30 June 2003: £6.38).

17. Shareholders' funds

Group	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Profit and loss account $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	5	–	184	–	189
Retained profit for the period	–	–	–	6,445	6,445
Purchase of own shares for treasury	–	–	–	(11,525)	(11,525)
Equity based compensation	–	–	–	102	102
Unrealised exchange difference on translation	–	–	–	(118)	(118)
As at 30 June 2005	**5,032**	**882**	**3,987**	**22,396**	**32,297**
As at 30 June 2004	5,027	882	3,803	27,492	37,204
As at 30 June 2003	4,946	882	79	13,712	19,619

During the year the Company purchased 1,089,500 of its own shares at a total cost of $11,525,000 including fees, and at an average price of £5.71 ($10.58).

An amount of $102,000 in respect of the intrinsic value of long-term incentive share rights, has been charged to the profit and loss account within the equity based compensation charge, and has been credited through profit and loss reserve.

Company	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	130,407	93,110	233,229
Exercise of options in the period	5	–	184	–	–	189
Retained profit for the period	–	–	–	–	3,669	3,669
Purchase of own shares for treasury	–	–	–	–	(11,525)	(11,525)
Equity based compensation (as noted above)					102	102
Unrealised exchange difference on translation	–	–	–	–	(23,792)	(23,792)
As at 30 June 2005	**5,032**	**882**	**3,987**	**130,407**	**61,564**	**201,872**
As at 30 June 2004	5,027	882	3,803	130,407	93,110	233,229
As at 30 June 2003	4,946	882	79	130,407	75,777	212,091

The purchase of own shares was as for Group.

SurfControl plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. A profit of $3,669,000 relating to the Company is dealt with in the consolidated financial statements of SurfControl plc (2004: profit $2,190,000) (2003: profit $4,349,000). The aggregate nominal value of ordinary shares allotted in the year was $5,000 (2004: $81,000) (2003: $42,000).

Notes to the Financial Statements

for the year ended 30 June 2005

18. Reconciliation of movement in shareholders' funds

Group	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation	**6,445**	11,537	6,363
New share capital subscribed	**189**	3,805	1,271
Purchase of own shares for treasury	**(11,525)**	(1,112)	–
Equity based compensation	**102**	–	–
Unrealised exchange difference on translation	**(118)**	3,355	1,095
Net (decrease)/increase in shareholders' funds	**(4,907)**	17,585	8,729
Opening shareholders' funds	**37,204**	19,619	10,890
Closing shareholders' funds	**32,297**	37,204	19,619

Company	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation	**3,669**	2,190	4,349
New share capital subscribed	**189**	3,805	1,271
Purchase of own shares for treasury	**(11,525)**	(1,112)	–
Equity based compensation	**102**	–	–
Unrealised exchange difference on translation	**(23,792)**	16,255	11,028
Net (decrease)/ increase in shareholders' funds	**(31,357)**	21,138	16,648
Opening shareholders' funds	**233,229**	212,091	195,443
Closing shareholders' funds	**201,872**	233,229	212,091

19. Other financial commitments

The Group's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

(a) Lease commitments

Group	Leasehold property 2005 $'000	Other 2005 $'000	Leasehold property 2004 $'000	Other 2004 $'000	Leasehold property 2003 $'000	Other 2003 $'000
In respect of leases expiring:						
Within one year	**462**	**2**	361	26	101	38
In one to two years	**1,723**	**8**	188	–	625	41
In two to five years	**97**	**29**	1,274	39	1,281	38
In more than five years	**1,298**	**–**	462	–	406	–
	3,580	**39**	2,285	65	2,413	117

Notes to the Financial Statements

for the year ended 30 June 2005

19. Other financial commitments *continued*

The Company's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Company	Leasehold property 2005 $'000	Other 2005 $'000	Leasehold property 2004 $'000	Other 2004 $'000	Leasehold property 2003 $'000	Other 2003 $'000
In respect of leases expiring:						
Within one year	**28**	**–**	21	–	34	–
In one to two years	**–**	**–**	53	–	–	–
In two to five years	**97**	**22**	–	22	–	28
In more than five years	**455**	**–**	462	–	406	–
	580	**22**	536	22	440	28

(b) Capital commitments

The Group and Company had the following capital commitments authorised by directors but not provided for in the accounts:

Group	2005 $'000	2004 $'000	2003 $'000
Contracted for	**74**	66	275
Authorised but not contracted for	**–**	–	54

Company	2005 $'000	2004 $'000	2003 $'000
Contracted for	**56**	3	–
Authorised but not contracted for	**–**	–	54

20. Pension costs

The Group operates defined contribution schemes. The assets of the schemes are held separately from those in the Group in independently administered funds. The pension charge included in staff costs in note 5, represents contributions payable by the Group to the funds and amounted to $1,055,000 (2004: $1,013,000) (2003: $845,000). The amount of pension cost accrued by the Group was $57,000 (2004: $23,000) (2003: $11,000).

21. Reconciliation of operating cash flows

	2005 $'000	2004 $'000	2003 $'000
Operating profit	**5,140**	12,229	7,393
Depreciation	**2,308**	1,797	1,627
Amortisation of intangible assets	**7,811**	1,351	1,152
Loss on sale of tangible fixed assets	**23**	31	109
Decrease in stocks	**69**	31	18
Increase in debtors	**(2,552)**	(2,973)	(5,430)
Increase in creditors	**10,610**	20,302	18,780
(Decrease)/increase in provisions for liabilities and charges	**(289)**	(131)	444
Net cash inflow from operating activities	**23,120**	32,637	24,093

Net cash flow from operating activities before cash flows for exceptional items was $23,793,000 (2004: $32,637,000) (2003: $24,093,000).

Notes to the Financial Statements

for the year ended 30 June 2005

22. Returns on investments and servicing of finance

	2005 $'000	2004 $'000	2003 $'000
Finance lease and hire purchase interest paid	**(4)**	(8)	(10)
Bank interest paid	**(2)**	(3)	(2)
Other interest paid	**(21)**	(9)	(29)
Bank interest received	**2,654**	1,812	782
Net cash inflow from returns on investment and servicing of finance	**2,627**	1,792	741

23. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 June 2005 $'000	At 30 June 2004 $'000	At 30 June 2003 $'000
Overnight cash balances and cash in hand	50,518	4,127	(6)	**54,639**	50,518	34,262
Term deposits	36,959	(2,550)	(4)	**34,405**	36,959	27,445
Cash at bank and in hand	87,477	1,577	(10)	**89,044**	87,477	61,707
Finance leases	(41)	19	–	**(22)**	(41)	(73)
Total	87,436	1,596	(10)	**89,022**	87,436	61,634

The principal financial risks faced by the Group are counterparty, exchange rate, interest rate and liquidity risks. Counterparty risk is managed by placing cash deposits with banks principally in the UK and US, which have satisfactory credit ratings. To balance interest rate and liquidity risk the Group places its cash balances in excess of immediate requirements on deposit with the intention of maximising income whilst ensuring funds are available to meet the Group's expenditure requirements. Exchange rate risk is managed by minimising balances in currencies other than those of local operations. The Group's policy is not to enter into forward exchange contracts.

Cash and other liquid resources consist of cash held in current/deposit accounts, money market funds, certificates of deposit, and money market term deposits. Liquid resources at 30 June 2005 had a weighted average period to maturity of eight weeks and earned interest at a weighted average rate of 3.08% per annum.

There was no significant differences between book value and fair value (determined by discounting future cash flows at current interest rates) for these funds. No details regarding financial exposure of the short-term debtors and creditors have been included. The Group does not engage in any hedging in respect of interest rate risks. There are no material committed undrawn facilities at year end.

Notes to the Financial Statements

for the year ended 30 June 2005

24. Financial instruments

As permitted by FRS 13 "Derivatives and other financial instruments: Disclosures", short-term debtors and creditors have been excluded from the the following analyses.

The interest rate risk profile of financial assets and liabilities were as follows:

Group 2005	**Non interest bearing $'000**	**Floating rate $'000**	**Fixed rate $'000**	**2005 Total $'000**
Financial assets:				
Currency				
US dollar	**590**	**35,683**	**20,254**	**56,527**
UK sterling	**1,918**	**1,841**	**23,554**	**27,313**
Euro	**846**	**1,810**	**306**	**2,962**
Australian dollar	**–**	**1,698**	**415**	**2,113**
Chinese yuan	**76**	**–**	**–**	**76**
Japanese yen	**59**	**–**	**–**	**59**
Singapore dollar	**25**	**–**	**–**	**25**
	3,514	**41,032**	**44,529**	**89,075**

Group 2004	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2004 Total $'000
Financial assets:				
Currency				
US dollar	951	23,541	20,755	45,247
UK sterling	1,502	4,401	32,414	38,317
Euro	827	1,826	304	2,957
Australian dollar	–	139	471	610
Chinese Yuan	346	–		346
	3,626	29,907	53,944	87,477

Notes to the Financial Statements

for the year ended 30 June 2005

24. Financial instruments *continued*

Group 2003	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2003 Total $'000
Financial assets:				
Currency				
US dollar	864	24,772	–	25,636
UK sterling	64	8,071	27,043	35,178
Euro	109	225	–	334
Australian dollar	–	154	403	557
Singapore dollar	–	2	–	2
	1,037	33,224	27,446	61,707

There were no financial liabilities except for finance lease and hire purchase obligations as at 30 June 2005 (2004: $nil) (2003: $nil). Floating and fixed rate financial assets comprise cash at bank and in hand and bear interest at prevailing market rates. The UK operations held cash balances at 30 June 2005 of $29,836,000 (2004: $16,300,000) (2003: $1,199,000) denominated in US dollars. Other than this and long-term intercompany loans, the operations within the Group had no significant monetary assets or liabilities denominated in currencies other than their own. There are no material unrecognised gains or losses at the beginning or end of the year.

25. Related party transactions

Transactions between companies within the Group are not disclosed as all such transactions are eliminated on consolidation. There were no other related party transactions for the financial periods under review.

Unaudited Group Profit and Loss Account

for the quarters ended 30 June 2005

	30 June 2005 $'000	31 March 2005 $'000	31 December 2004 $'000	30 September 2004 $'000	Full year 30 June 2005 $'000
Turnover	**26,075**	24,637	24,664	22,462	**97,838**
Cost of sales	**(635)**	(403)	(403)	(305)	**(1,746)**
Gross profit	**25,440**	24,234	24,261	22,157	**96,092**
Selling and distribution	**(12,751)**	(11,818)	(11,512)	(11,272)	**(47,353)**
Research and development	**(3,704)**	(3,318)	(3,158)	(2,784)	**(12,964)**
General and administrative	**(4,783)**	(4,718)	(4,922)	(4,626)	**(19,049)**
Amortisation of intangible assets and depreciation	**(2,879)**	(2,641)	(2,328)	(2,271)	**(10,119)**
Equity based compensation	**330**	(218)	11	58	**181**
Exceptional item – onerous lease	**–**	–	–	(1,648)	**(1,648)**
Total administrative expenses	**(11,036)**	(10,895)	(10,397)	(11,271)	**(43,599)**
Operating profit	**1,653**	1,521	2,352	(386)	**5,140**
Net interest receivable	**718**	622	582	559	**2,481**
Profit on ordinary activities before taxation	**2,371**	2,143	2,934	173	**7,621**
Tax on profit on ordinary activities	**(381)**	(318)	(451)	(26)	**(1,176)**
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Basic earnings per ordinary share (cents)	**6.6**	6.1	8.2	0.5	**21.3**

Reconciliation of profit on ordinary activities after taxation to pro-forma profit after taxation:					
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Amortisation of intangible assets	**2,298**	2,037	1,738	1,738	**7,811**
Equity based compensation charge	**(330)**	218	(11)	(58)	**(181)**
Exceptional item – onerous lease charge	**–**	–	–	1,648	**1,648**
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**
Reconciliation of pro-forma profit after taxation to EBITDA (Earnings before exceptional item, net interest, taxation,depreciation, amortisation of intangible assets, and equity based compensation charge):					
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**
Tax on profit on ordinary activities	**381**	318	451	26	**1,176**
Depreciation	**581**	604	590	533	**2,308**
Net interest receivable	**(718)**	(622)	(582)	(559)	**(2,481)**
EBITDA	**4,202**	4,380	4,669	3,475	**16,726**

Advisers

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Depository for ADS
Bankers Trust Company
4 Albany Street
New York
New York 10006
United States

Registered Office
Riverside
Mountbatten Way
Congleton
Cheshire CW12 1DY

Bankers
Royal Bank of Scotland plc
2 St Philip's Place
Birmingham B3 2RB

Solicitors
Hammonds Solicitors
Trinity Court
16 John Dalton Street
Manchester M60 8HS

Brokers
UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

Offices

SurfControl Inc
1900 West Park Drive,
Suite 180, Westborough,
Massachusetts 01581, USA
Tel: +1 (508) 621 3900
Fax: +1 (508) 621 3921
E-mail: sales.us@surfcontrol.com

5550 Scotts Valley Drive,
Scotts Valley, California 95066, USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl plc
Riverside, Mountbatten Way,
Congleton, Cheshire CW12 1DY
United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl plc – Singapore
Level 58 Republic Plaza,
9 Raffles Place,
Singapore 048619
Tel: +65 6823 1312
Fax: +65 6823 1481
E-mail: support.sg@surfcontrol.com

SurfControl plc – France
79 Avenue Francois Arago,
92017 Nanterre,
France
Tel: +33 1 46699181
Fax: +33 1 47859140
E-mail: info.fr@surfcontrol.com

SurfControl (Israel) Ltd – Israel
C12 Ramat Yam Street,
Herzeliya,
Israel
Tel: +972 9 957 9912
Fax: +972 9 957 9914

SurfControl (Japan) Ltd – Japan
Kamiyacho MT Building,
14/F, 4-3-20 Toranomon, Minato-Ku
Tokyo 105 001
Tel: +81 3 5404 3818

SurfControl GmbH
Dorotheergasse 7,
A-1010 Vienna, Austria
Tel: +43 1 513 44 15
Fax: +43 1 513 44 02
E-mail: sales.at@surfcontrol.com

SurfControl GmbH
Rüsterstraße 13,
D-60325 Frankfurt am Main,
Germany
Tel: +49 69 70 79 86 0
Fax: +49 69 70 79 86 20
E-mail: sales.de@surfcontrol.com

SurfControl BV
Schouwburgplein 30-34,
3012 CL Rotterdam,
The Netherlands
Tel: +31 (0) 10 402 0000
Fax: +31 (0) 10 402 0099
E-mail: sales.nl@surfcontrol.com

SurfControl Pty Ltd
Level 1, 19 Havilah Street,
Chatswood, NSW 2067
Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing SurfControl Network Security Co., Ltd
Office Tower C2, 3rd Floor,
Oriental Plaza, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

WWW.SURFCONTROL.COM

› vision
› leadership
› innovation
› evolution

The world leading Internet Security Company providing enterprise Web and E-mail filtering

"I am pleased to report good progress throughout SurfControl's business. Top line growth in our Americas operation is complemented by yet another strong performance from our Non-Americas operations. Our market-leading Web and E-mail filtering solutions continue to protect companies of all sizes from existing and emerging threats. Our E-mail appliance, RiskFilter, was launched during the quarter and has made excellent progress with good early sales and adoption from our channel partners. We are also seeing significant interest in our unique mobile web filtering solution. The increasing number of inbound and outbound Internet threats facing enterprises is fueling our growth. Our strategy of delivering multilayered security solutions to meet these threats has been recognized by leading industry analysts.

Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102m, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0m pre-exceptional EBITDA for the year."

Steve Purdham, CEO

Highlights

> Q2 annual invoicing growth of 10%

> Q2 annual revenue growth of 17%

> 28% annual growth in deferred revenue to $78.9m

> Revenues and pre-exceptional EBITDA earnings in line with expectations at $24.7m and $4.7m

> Successful first quarter launch of RiskFilter appliance

> Own share treasury purchases in Q2 total 295,000 – Ongoing program throughout FY 05 planned

> Positive progress from US restructuring and 33% growth from the Non-Americas regions

Headline financial results (US$m)

H1 and Q2 FY2005	**6 months to date 31/12/04 US $m**	6 months to date 31/12/03 US $m	% change	**3m 31/12/04 US $m**	3m 31/12/03 US $m	% change
Revenue	**47.1**	40.8	+15%	**24.7**	21.2	+17%
Gross margin %	**99%**	99%		**98%**	99%	
Pre-exceptional EBITDA	**8.1**	7.8	+4%	**4.7**	4.1	+14%
Profit before tax	**3.1**	7.5	(59%)	**2.9**	4.1	(29%)
Pro-forma EPS (US cents)	**25.1**	19.1	+31%	**13.9**	9.6	+45%
Basic EPS (US cents)	**8.6**	18.1	(53%)	**8.2**	9.9	(17%)
S&M spend as % of overall revenue	**48%**	50%		**47%**	50%	
Indirect invoicing %	**63%**	58%		**65%**	58%	
Non-Americas revenue %	**38%**	32%		**38%**	34%	
Invoicing	**49.4**	46.5	6%	**29.4**	26.8	10%
Deferred revenue	**78.9**	61.6	28%			
Cash balance	**89.9**	80.0	12%			
Pre-exceptional operating cash flow	**10.3**	14.1	(27%)	**4.2**	5.6	(25%)

Second quarter 2005 financial highlights

Revenues for the quarter increased 17% to $24.7m (Q2 FY 04: $21.2m). License revenue represented 22% of total revenue in the quarter (Q2 FY 04: 25%) reflecting a growing customer base and hence an overall higher proportion of renewal revenues. Revenues for the half year to December 31, 2004 increased 15% to $47.1m compared to $40.8m for the same period last year. Geographic expansion has continued with non-Americas revenues representing 38% of overall revenues in the quarter (Q2 FY 04: 34%). This change in mix has been driven by a very strong non-Americas year-on-year revenue growth rate of 33% and an Americas year-on-year revenue growth rate of 8%.

Pre-exceptional EBITDA for the quarter grew 14% to $4.7m (Q2 FY 04: $4.1m). For the half year to December 31, 2004, pre-exceptional EBITDA grew 4% to $8.1m compared to $7.8m for the same period last year. The improvements in this pro-forma measure of profit reflect continued achievement of cost efficiencies in sales and marketing, which more than offset the investment in product development and corporate infrastructure.

As a direct result of the amortization charge of intangible assets relating to the SecureM acquisition and the one-time accounting exceptional item in Q1 05, profit before tax for the quarter declined to $2.9m (Q2 FY 04: $4.1m), and for the half year to December 31, 2004 declined to $3.1m compared to $7.5m for the same period last year. Neither of these charges had a corresponding charge in the prior year periods.

Net interest income in the quarter was $0.6m (Q2 FY 04: $0.4m). The effective tax rate for Q2 was 15% and is expected to continue at this rate throughout FY 05.

Pro-forma basic EPS increased 45% to 13.9 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 increased 31% to 25.1 cents. Basic earnings per share was 8.2 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 was 8.6 cents compared to 18.1 cents for the same period last year. As is the case for profit before tax, the decline in basic earnings per share reflects the amortization charge and one-time accounting exceptional item.

Full-time Equivalent (FTE) headcount declined to 497, compared to 510 in the preceding quarter (Q2 FY 04: 441) following the previously announced US restructuring. We anticipate that headcount will return to previous levels as new hires are brought in to meet the focus of growth.

Overall Group invoicing in the quarter was $29.4m representing a 10% annual increase over the same period last year (Q2 FY 04: 26.8m). The principal Group invoicing statistics for the second quarter are as follows:

- The proportion of invoicing generated by the channel increased to 65% (Q2 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained very strong in the 70% – 80% range

- Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q2 FY 04: 24%)
- The average Corporate invoice value increased to $7,400 in the quarter (Q2 FY 04: $6,800)
- The value of 3-year contracts as a proportion of invoicing increased to 47% in the quarter (Q2 FY 04: 41%)
- In the quarter there were 56 deals over $50,000 (Q2 FY 04: 44)
- New customer sales represented 27% of invoicing, sales into the customer base 21%, renewals 49%, other sales 3% (Q2 04: 38%, 19%, 41%, and 2% respectively)
- New customer additions in the quarter were 1,166 (Q2 FY 04: 1,313)

Deferred revenue increased annually by 28% to $78.9m (Q2 FY 04: $61.6m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $4.2m in the quarter (Q2 FY 04: $5.6m) and for the half year to December 31,2004 was $10.3m compared to $14.1m for the same period last year. Free cash flow was $2.9m in the quarter (Q2 FY 04: $4.9m) and for the half year to December 31,2004 was $8.2m compared to $11.7m for the same period last year. The reduction in second quarter cash flow compared to the prior year reflects the rate of growth in invoicing during Q1 which was historically low.

Group DSO improved to 50 days, and total cash balances grew 12% over the last year to $89.9m (Q2 FY 04: $80.0m) after the cash outflows relating to purchase of own shares to the value of $3.1m in Q2, $4.9m in Q1 and a total of $9.0m since the start of its repurchase program in May 2004. To date, 856,000 own shares have been purchased, representing approximately 2.8% of the Company's current issued share capital. The Company intends to continue to purchase shares during FY 05 within the bounds of free cash flow and the authority given to the Board by the shareholders. For the foreseeable future, the Company intends to retain the purchased shares in Treasury.

Relative to our Group DSO, sales collection periods in China are proving to be longer than expected. As indicated in the previous quarter, we are now recognising revenue arising from sales in China as cash is received. This prudent acknowledgment of the risks associated with extended collection periods has therefore slowed down the rate of revenue recognition from China, and will continue to do so until shorter collection cycles and/or a history of low levels of bad debts have been established.

At the time of the acquisition of the assets of SecureM, the purchase price was estimated at $13.2m which included an earn-out component. The maximum actual purchase price has now been determined to be no more than $12.2m. The earn-out criteria will be established fully by March 31, 2005 and we will report the final actual purchase price at the time of our Q3 results. The modest reduction in purchase price will result in a similarly modest benefit to estimated total cash flow in Q4 05 and a reduction in the remaining amortization charge in Q3 05 through Q4 06.

Corporate highlights

Increased threats demand higher quality and multilayered Security Solutions and are driving the growth in the market
The Secure Content Market is expected to grow to $7.5bn by 2008 with the Web and E-mail Filtering Segments growing by 23% and 34% CAGR respectively. New threats evolve, for example, spyware is occupying much of the IT world at the moment. We believe that in order to secure against threats such as spyware, phishing, gambling and porn, the markets will merge and customers will demand the high-quality multilayered solutions offered by SurfControl, as opposed to point or single product offerings. Our product strategy has recently been awarded first prize in a review of the global market by Industry analysts Frost and Sullivan.

During the quarter, we have seen growth in demand for our software products following the Q1 launch of new versions across our complete product set. Of note in the quarter, the SurfControl Web filter was honoured as "Best Web Usage Monitor" category in Redmond Magazine's 2005 Reader Survey beating Websense and WebTrends. In addition, SurfControl E-mail Filter was recognized as a preferred product in the "Best Secure Messaging Tool or Service" category. Our Web and E-mail products are both finalists in the Secure Computing Awards to be announced later this coming quarter.

We are working with Microsoft on a series of global and regional promotions for our web product on Microsoft's ISA 2004 platform.

RiskFilter appliance gaining market traction
As stated in our last results, our focus is on launching new products and platforms for the delivery of layered Internet Security, such as the RiskFilter appliance. This quarter represents the first full quarter in which RiskFilter has been available. The market reaction has been extremely positive from both end customers and the reseller channel. Given the launch date of October 4th, the early sales achieved in the quarter prove that the right product can deliver results with a short sales cycle. Our growing pipeline therefore indicates good sequential growth in following quarters.

Our customers and channel partners tell us they have welcomed the RiskFilter for the following reasons:

- Ease of Deployment – RiskFilter has been proven by resellers, customers and independent analysts to be easy to install and has therefore delivered on its plug and play design promise
- Scalable – RiskFilter has also performed well in high volume conditions, and has proved to be extremely robust
- High Performance and Value – Given RiskFilter's features, Linux security and simplified administration, the market accepts the premium pricing model of RiskFilter in comparison with competitor offerings

- Expanded Range of Models – In addition to the E10 and E20 launched in October, for 500 and 2,000 user environments, the E30 is also now available for 5,000 user environments. In Q3 we intend to launch a small entry level SME version and a high-end Enterprise version providing a single unit capable of handling high volumes of messaging traffic
- Growing Reseller Channel – since the launch of RiskFilter we have increased the global number of authorized resellers for the appliance to 40, and we expect this to double by the end of the fiscal year

RiskFilter also has won its first public award. The China Electronic Development Institute recently named RiskFilter as one of the top ten Hottest Network Products.

High profile customers, larger deals, and improved renewal rates
During the quarter SurfControl added over 1,100 new customers. Of particular note was the addition of high profile customers in a wide range of territories around the world. We are beginning to see traction in recently entered territories, for example, in the Nordic regions, India and the Far East. The quarter also recorded our highest ever number of $50k+ sales; these 56 sales being further evidence of the robust and scalable nature of our product offerings. Reflecting this international Enterprise presence, new customers included Premier Medical, Oklahoma Department Of Labor, Brinks, Inc., Suzuki, Sri Lanka Telecom, China Southern Airlines Co. Ltd, United Broadcasting Corporation Thailand, Daimler Chrysler, British Olympic Association, British Nuclear Group, NSW Attorney Generals Department, Suncorp Metway, Fiji Government, National Telecommunications Authority of Hungary, CTC TV Moscow and TransCreditbank Moscow. Equally positive, our renewal rates in the quarter moved to the upper end of our 70-80% operating range, with Enterprise account renewals exceeding 80% for the first time since FY 03.

Mobile threats secured by SurfControl Mobile Filter
Following the launch of our mobile content security solution we have seen high levels of interest in SurfControl Mobile Filter, particularly in competitive situations. We are now seeing early traction with both existing and new customers. SurfControl Mobile Filter extends the industry-leading threat protection and flexible filtering of the SurfControl Web Filter to mobile and remote users. As the use of advanced PDAs increases and mobile working outside the office becomes more widespread, there is an increasing need for a mobile security solution. Customers such as Telewest Broadband, Nordic Lan AB, and Bunzl USA Distribution are already benefiting from the increased threat protection and security of the Mobile Filter.

US sales operation improved performance
In the US we have focused our sales and marketing operation in order to make it more effective and efficient in attacking the significant opportunity in this market. Following the reorganization reported at Q1, a number of positive steps have been taken including some significant key hires

Corporate highlights continued

such as a new VP of Marketing, several key marketing and sales professionals, and a new PR agency specializing in Internet Security. More aggressive Internet Security Market messaging programs, a re-focused communications plan, and a highly energized team are emerging. The results are beginning to show: the Americas' sales team corrected its negative year-on-year invoicing performance of Q1 to produce a positive year-on-year result, and Americas' revenue grew 8% year on year.

International operations
We continue to experience strong growth in our International operations with invoicing growth of 35% year-on-year for the first half of the year. Of particular note is recent recognition from IDC that SurfControl has in excess of 30% of the Content Security Market in Australia.

We will continue to focus our international investment on the development of our reseller channel as our primary route to market. Demand from the channel is high for security solutions that protect enterprises from the threats of the Internet, as exemplified by a European reseller roadshow we hosted in January in Austria that had in excess of 120 reseller representatives. The event was supported and attended by key Internet Security partners Microsoft, Juniper, GlobalCerts and Fujitsu Siemens.

Increased demand for Web Filtering appliances
As the market develops, customers increasingly want the choice of solution delivery between software, appliances and managed services. To that end, we have been researching the most appropriate way to offer a Web Filtering Appliance. We believe that the market is best served by leveraging our very strong heritage with Web solutions for the Microsoft ISA 2004 platform. We have therefore created an 'Appliance Version' of our Web Filter which will be available on a wide range of third party appliances supporting Microsoft's ISA 2004 platform. This creates a strong 'meet-in-the-channel' opportunity for SurfControl.

Early adopters of the ISA 2004/SurfControl Web Filter for Appliances are RimApp and Celestix, who will preload SurfControl's Web Filter technology on their very powerful range of MS ISA 2004-based appliances. Relationships with other such appliance vendors are being developed.

We believe that our own branded RiskFilter appliance for E-mail, combined with a range of SurfControl-powered Web Filter appliances delivered through our channel and technology partners, will most directly meet customer demand and therefore provide a strong base for future growth.

Outlook
Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the year.

Independent review report by KPMG Audit Plc to SurfControl Plc

for the six months ended 31 December 2004

Introduction

We have been engaged by the company to review the financial information set out on pages 8 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
Manchester

31 January 2005

Un-audited Group profit and loss account

for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Turnover	2	**47,126**	40,818
Cost of sales		**(708)**	(614)
Gross profit		**46,418**	40,204
Selling and distribution costs		**(22,784)**	(20,350)
Research and development		**(5,942)**	(4,391)
General and administrative costs		**(9,548)**	(7,824)
Exceptional item-onerous lease charge	3	**(1,648)**	–
Amortisation of intangible assets and depreciation		**(4,599)**	(849)
Movement in equity based compensation charge		**69**	(320)
Total administrative expenses		**(21,668)**	(13,384)
Operating profit		**1,966**	6,470
Proceeds from disposal of business		**–**	183
Net interest receivable		**1,141**	795
Profit on ordinary activities before taxation		**3,107**	7,448
Tax on profit on ordinary activities	5	**(477)**	(1,868)
Profit on ordinary activities after taxation		**2,630**	5,580
Basic earnings per ordinary share (cents)	4	**8.60**	18.11
Diluted earnings per ordinary share (cents)	4	**8.51**	17.62

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")			
Profit on ordinary activities after taxation		**2,630**	5,580
Movement in share option provision		**(69)**	320
Amortisation of intangible assets		**3,476**	–
Exceptional item-onerous lease charge		**1,648**	–
Pro-forma Profit		**7,685**	5,900
Basic pro-forma Profit per ordinary share (cents)	4	**25.12**	19.15

Reconciliation of Pro-forma Profit to EBITDA (Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):			
Pro-forma Profit		**7,685**	5,900
Tax on profit on ordinary activities		**477**	1,868
Depreciation		**1,123**	849
Net interest receivable		**(1,141)**	(795)
EBITDA		**8,144**	7,822

Un-audited Group profit and loss account

for the three months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Turnover	2	**24,664**	21,154
Cost of sales		**(403)**	(320)
Gross profit		**24,261**	20,834
Selling and distribution costs		**(11,512)**	(10,636)
Research and development		**(3,158)**	(2,242)
General and administrative costs		**(4,922)**	(3,993)
Exceptional item-onerous lease charge		**-**	-
Amortisation of intangible assets and depreciation		**(2,328)**	(438)
Movement in equity based compensation charge		**11**	(6)
Total administrative expenses		**(10,397)**	(6,679)
Operating profit		**2,352**	3,519
Proceeds from disposal of business		**-**	117
Net interest receivable		**582**	441
Profit on ordinary activities before taxation		**2,934**	4,077
Tax on profit on ordinary activities		**(451)**	(1,031)
Profit on ordinary activities after taxation		**2,483**	3,046
Basic earnings per ordinary share (cents)		**8.19**	9.86
Diluted earnings per ordinary share (cents)		**8.10**	9.66
Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")			
Profit on ordinary activities after taxation		**2,483**	3,046
Movement in share option provision		**(11)**	6
Amortisation of intangible assets		**1,738**	-
Exceptional item-onerous lease charge		**-**	-
Pro-forma Profit		**4,210**	3,052
Basic pro-forma Profit per ordinary share (cents)		**13.88**	9.64
Reconciliation of Pro-forma Profit to EBITDA (Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):			
Pro-forma Profit		**4,210**	3,052
Tax on profit on ordinary activities		**451**	1,031
Depreciation		**590**	438
Net interest receivable		**(582)**	(441)
EBITDA		**4,669**	4,080

Un-audited Group statement of total recognised gains and losses

for the six months ended 31 December 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,630**	5,580
Unrealised exchange difference on translation	**472**	2,507
Total recognised gains relating to the financial period	**3,102**	8,087

Un-audited Group statement of total recognised gains and losses

for the three months ended 31 December 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,483**	3,046
Unrealised exchange difference on translation	**614**	2,116
Total recognised gains relating to the financial period	**3,097**	5,162

Un-audited Group balance sheet

at 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Fixed assets			
Intangible assets	6	**9,077**	–
Tangible assets		**4,309**	3,446
		13,386	3,446
Investments		**35**	32
		13,421	3,478
Current assets			
Stocks		**4**	–
Debtors	7	**33,143**	22,971
Cash at bank and in hand	13	**89,874**	80,013
		123,021	102,984
Creditors: amounts falling due within one year	8	**(76,973)**	(55,278)
Net current assets		**46,048**	47,706
Total assets less current liabilities		**59,469**	51,184
Creditors: amount falling due after more than one year	9	**(26,962)**	(20,946)
Net assets		**32,507**	30,238
Capital and reserves			
Equity share capital		**5,030**	4,997
Called up share capital	10	**5,030**	4,997
Share premium account	10	**3,905**	2,560
Capital redemption reserve	10	**882**	882
Profit and loss account	10	**22,690**	21,799
Equity shareholders' funds		**32,507**	30,238

Un-audited Group statement of cash flows

for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Net cash inflow from operating activities before exceptional item	11	**10,297**	14,141
Exceptional cash outflow from operating activities		**(275)**	–
Net cash inflow from operating activities after exceptional item		**10,022**	14,141
Returns on investments and servicing of finance	12	**1,378**	859
Taxation		**(1,656)**	(2,577)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,501)**	(737)
Sale of tangible fixed assets		**–**	7
Net cash outflow from capital expenditure and financial investment		**(1,501)**	(730)
Acquisitions and disposals			
Purchase of subsidiary undertaking		**(85)**	–
Proceeds from disposal of business		**–**	183
Net cash inflow from acquisitions and disposals		**(85)**	183
Net cash inflow before management of liquid resources and financing		**8,158**	11,876
Management of liquid resources	13	**(11,938)**	(11,724)
Financing			
Proceeds from share issue		**160**	2,532
Purchase of own shares for treasury		**(8,205)**	–
Repayment of capital element of finance lease and hire purchase contracts	13	**(9)**	(21)
Net cash inflow from financing		**(8,054)**	2,511
(Decrease)/ increase in cash in the period	13	**(11,834)**	2,663

Reconciliation of net cash flow to movement in net funds

for the six months ended 31 December 2004

		31 December 2004 $'000	31 December 2003 $'000
(Decrease)/ increase in cash in the period		**(11,834)**	2,663
Cash outflow from decrease in debt and lease financing	13	**9**	21
Net transfers to liquid resources	13	**11,938**	11,724
Change in net funds resulting from cash flows	13	**113**	14,408
Difference on translation	13	**2,291**	3,915
Movement in net funds in the period		**2,404**	18,323
Net funds at the beginning of the period	13	**87,436**	61,634
Net funds at the end of the period	13	**89,840**	79,957

Notes to the un-audited financial statements

for the six months ended 31 December 2004

1. Basis of preparation

The financial statements have been prepared on the basis of accounting policies set out in the Group's audited financial statements for the year ended 30 June 2004.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the six months ended 31 December 2004 and 31 December 2003 are un-audited.

2. Turnover analysis

Turnover by product group

During the periods under review the Group had several products which constituted a single product group related to Internet content filtering for web, e-mail, instant messaging and peer-to-peer.

Turnover by destination	**6 months ended 31 December 2004 $'000**	6 months ended 31 December 2003 $'000
United Kingdom	**9,348**	7,135
Mainland Europe	**4,113**	3,239
Americas	**29,131**	27,665
Rest of the World	**4,534**	2,779
	47,126	40,818

Turnover by destination	**3 months ended 31 December 2004 $'000**	3 months ended 31 December 2003 $'000
United Kingdom	**5,015**	3,797
Mainland Europe	**2,401**	1,752
Americas	**15,177**	14,017
Rest of the World	**2,071**	1,588
	24,664	21,154

3. Exceptional item-onerous lease charge

	31 December 2004 $'000	31 December 2003 $'000
Rent on vacant offices	**1,648**	–

During the half year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to profit and loss account in the period.

4. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**2,630**	5,580
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Dilutive effect of share options	**318,602**	850,974
Diluted weighted average ordinary shares in issue	**30,905,831**	31,669,091
Basic eamings per ordinary share (cents)	**8.60**	18.11
Diluted earnings per ordinary share (cents)	**8.51**	17.62

Basic pro-forma profit per ordinary share is calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Pro-forma profit	**7,685**	5,900
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Basic pro-forma profit per ordinary share (cents)	**25.12**	19.15

Own shares held in treasury by the Company of 856,000 (31 December 2003:nil) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	31 December 2004 $'000	31 December 2003 $'000
US Federal and state tax	**(8)**	(950)
Non US Corporation tax	**(676)**	(1,703)
Adjustments in respect of previous years	**–**	5
Total current tax charge	**(684)**	(2,648)
Deferred tax	**207**	780
Total tax charge	**(477)**	(1,868)

6. Intangible assets

	Intellectual Property $'000	Goodwill $'000	Total $'000
Cost:			
At 1 July 2004	13,194	711	13,905
Additions	(1)	–	(1)
At 31 December 2004	13,193	711	13,904
Amortisation:			
At 1 July 2004	1,283	68	1,351
Provided during the period	3,298	178	3,476
At 30 December 2004	4,581	246	4,827
Net book value at 31 December 2004	**8,612**	**465**	**9,077**
Net book value at 31 December 2003	–	–	–

The intellectual property and goodwill at 31 December 2004 relates to the written down provisional value of Linux based appliance technology and a sales and distribution operation based in China respectively, which were acquired from SecureM, Inc in April 2004. The intangible assets are being amortised to profit and loss account over twenty-four months from April 2004.

7. Debtors

	31 December 2004 $'000	31 December 2003 $'000
Trade debtors	**19,668**	15,138
Other debtors	**194**	41
Taxation recoverable	**2,133**	–
Deferred tax assets	**7,254**	5,067
Prepayments and accrued income	**3,894**	2,725
	33,143	22,971

8. Creditors: amounts falling due within one year

	31 December 2004 $'000	31 December 2003 $'000
Trade creditors	**3,060**	1,904
Corporation tax	**6,174**	4,976
Taxes and social security costs	**2,176**	1,527
Accruals	**9,098**	5,356
Deferred income	**52,322**	41,490
Obligations under finance leases and hire purchase contracts	**20**	25
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–
	76,973	55,278

9. Creditors: amounts falling due after more than one year

	31 December 2004 $'000	31 December 2003 $'000
Deferred income	**26,580**	20,126
Obligations under finance leases and hire purchase contracts	**14**	31
Equity based compensation	**368**	789
	26,962	20,946

10. Share capital and reserves

	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Profit and loss reserve $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	3	–	102	–	105
Retained profit for the period	–	–	–	2,630	2,630
Purchase of own shares for treasury	–	–	–	(7,932)	(7,932)
Un-realised exchange difference on re-translation	–	–	–	472	472
Equity based compensation	–	–	–	28	28
As at 31 December 2004	**5,030**	**882**	**3,905**	**22,690**	**32,507**
As at 31 December 2003	4,997	882	2,560	21,799	30,238

The Company holds 856,000 of its own shares in treasury for the sum of $9,044,000, which were purchased at an average price of £5.77 ($10.57) including costs. During the half year 750,000 shares were purchased at a cost of $7,932,000 and at an average price of £5.75 ($10.58).

A charge of $28,000 in respect to the net of tax cost of long term incentive share rights has been charged to the profit and loss account within the equity based compensation provision, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows

	31 December 2004 $'000	31 December 2003 $'000
Operating profit	**1,966**	6,470
Exceptional item-onerous lease charge	**1,648**	–
Operating profit before exceptional item	**3,614**	6,470
Depreciation	**1,124**	849
Amortisation of intangible assets	**3,476**	–
Profit on sale of tangible fixed assets	**–**	(3)
Decrease in stocks	**65**	–
Decrease in debtors	**625**	2,483
Increase in creditors	**1,393**	4,342
Net cash inflow from operating activities before exceptional item	**10,297**	14,141

12. Returns on investments and servicing of finance

	31 December 2004 $'000	31 December 2003 $'000
Finance lease and hire purchase interest paid	**(2)**	(6)
Bank interest paid	**(1)**	(2)
Other interest paid	**(7)**	(8)
Bank interest received	**1,388**	875
Net cash inflow from returns on investments and servicing of finance	**1,378**	859

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 31 December 2004 $'000	At 31 December 2003 $'000
Overnight cash balances and cash in hand	50,518	(11,834)	1,167	**39,851**	38,949
Term deposits	36,959	11,938	1,126	**50,023**	41,064
Cash at bank and in hand	87,477	104	2,293	**89,874**	80,013
Finance leases	(41)	9	(2)	**(34)**	(56)
Total	87,436	113	2,291	**89,840**	79,957

For further information:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Caroline Evans-Jones carolineejones@icisnet.com
Tom Moriarty, UK Investor Relations tom.moriarty@icisnet.com

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

Principal Offices
SurfControl Inc.
United States – Massachusetts
1900 West Park Drive, Suite 180,
Westborough, MA 01581 USA
Tel: +1 (508) 621 3900
Fax: +1 (508) 621 3921
E-mail: sales.us@surfcontrol.com

United States – California
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl plc
United Kingdom – Congleton
Riverside, Mountbatten Way,
Congleton, Cheshire CW12 1DY
United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl plc – Singapore
Level 58 Republic Plaza,
9 Raffles Place, Singapore 048619
Tel: +65 6823 1312
Fax: +65 6823 1481
E-mail: support.sg@surfcontrol.com

SurfControl plc – France
Le Challenge 92,
124 bd François Arago
Nanterre, France

SurfControl GmbH
Austria
Dorotheergasse 7,
A-1010 Vienna, Austria
Tel: +43 1 513 44 15
Fax: +43 1 513 44 02
E-mail: sales.at@surfcontrol.com

SurfControl GmbH
Germany
Rüsterstraße 13,
D-60325 Frankfurt am Main,
Germany
Tel: +49 69 70 79 86 0
Fax: +49 69 70 79 86 20
E-mail: sales.de@surfcontrol.com

SurfControl BV
Netherlands
Schouwburgplein 30-34,
3012 CL Rotterdam,
The Netherlands
Tel: +31 (0) 10 402 0000
Fax: +31 (0) 10 402 0099
E-mail: sales.nl@surfcontrol.com

SurfControl Pty Ltd
Australia
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing Messagesoft Technology Co., Ltd.,
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

SurfControl®

www.surfcontrol.com

Companies House
— for the record —

RECEIVED
2005 JUN 21
OFFICE OF INTERNATIONAL FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	10,000	10 000	10 000
Date(s) shares delivered to the company	16/12/04	22/12/04	23/12/04
For each share: Nominal value	10p	10p	10p
Maximum price paid	515p	496p	512p
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 152 300

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 765

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: A Walker Date: 24/12/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON,
CHESHIRE Tel (01260) 296226.
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	1566321
Company Name in full	SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	25,000	25,000	25,000
Date(s) shares delivered to the company	8/12/04	9/12/04	10/12/04
For each share: Nominal value	10p	10p	10p
Maximum price paid	548p	551p	520p
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was:	£ 404,750
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 2025


ONE THOUSAND POUNDS
4 05
1B


ONE THOUSAND POUNDS
4 05
1B


TWENTY FIVE POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] FINANCIAL CONTROLLER Date 10/12/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 1566321

Company Name in full SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number of shares	25,000	25,000	
Date(s) shares delivered to the company	29/4/04	3/12/04	
For each share:			
Nominal value	10p	10p	
Maximum price paid	575p	559p	
Minimum price paid			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was:	£ 283,500
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 1,420

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] FINANCIAL CONTROLLER Date 1/12/04

(**~~a director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ONE THOUSAND POUNDS 20 12 04
TWO HUNDRED POUNDS 20 12 04
TWO HUNDRED POUNDS 20 12 04
TWENTY POUNDS 20 12 04

1/03

1/12 PD5 £1140

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	~~25000~~ ORDINARY	
Number of shares	15000	25000	
Date(s) shares delivered to the company	15/11/04	17/11/04	
For each share: Nominal value	10p	10p	
Maximum price paid	£5.60	£5.70	
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 227,068

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1135—

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] FINANCIAL CONTROLLER Date 15/11/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

24

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	01	2004	12	11	2004

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3250	3000	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	321p	434p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

27

Shareholder details	Class of shares allotted	Number allotted
Name: CITI BANK LONDON VIDACOS NOMINEES Address: 336 STRAND, LONDON, PARTICIPANT ID 33XKK DESIGNATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600885 8594 UK Postcode WC2R 1HP	10P ORDINARY	6250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed AWalker FINANCIAL CONTROLLER Date 15/11/01

A director / ~~secretary~~ / administrator / administrative ~~receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A.J. WALKER c/o SURFCONTROL PLC, RIVERSIDE, MOUNTBATTEN WAY, CONGLETON, CHESHIRE

Tel (01260) 296 226

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 1566321

Company Name in full SURFCONTROL PLC

	Day	Month	Year
Date of termination of appointment	26	10	2004

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) KEVIN

Surname BLAKEMAN

	Day	Month	Year
†Date of Birth	03	06	1955

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26/10/04

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A.J WALKER c/o SURFCONTROL PLC, RIVERSIDE, MOUNTBATTEN WAY, CONGLETON, CHESHIRE CW12 1DY Tel (01260) 296 226

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House — for the record

169(1B)

RECEIVED 2006 JUN 28 A 11:24

INTERNATIONAL CORPORATE FINANCE

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number of shares	25,000	100,000	
Date(s) shares delivered to the company	29/9/04	30/9/04	
For each share: Nominal value	£0-10	£0-10	
Maximum price paid	£5.82	£5.75	
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 720,500

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3605

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985 TR/POS

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] FINANCIAL CONTROLLER Date: 30/9/04

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226.
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

RECEIVED
2004 JUN 28 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

"qualifying shares" as defined by section 162(4) of the Companies Act 1985

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number of shares	57,500	50,000	30,000
Date(s) shares delivered to the company	23/9/04	24/9/04	28/9/04
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£5.815	£5.80	£5.771
Minimum price paid	—		

The aggregate amount paid by the company for the shares to which this return relates was: £797,437

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £3,990

£3,990
TR(P..)

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: [signature] Date: 27/9/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager~~ / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	24	09	2004	24	09	2004

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	898		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	403p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

21

Shareholder details	Shares and share class allotted	
Name: CITI BANK LONDON VIDACOS NOMINEES Address: 336 STRAND, LONDON, PARTICIPANT ID 33X KK DESIGNATION A/C 978 A/C DEAN WITTER REYNOLDS 6008858594 UK Postcode WC2R 1HP	Class of shares allotted 10 p ORDINARY	Number allotted 898
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed AWalker FINANCIAL CONTROLLER Date 24/9/04

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A.J. WALKER c/o SURFCONTROL PLC	
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON	
CHESHIRE CW12 1DY	Tel (01260) 296226
DX number	DX exchange

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number: 1566321

Company Name in full: SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	30,000	105,000	57,500
Date(s) shares delivered to the company	17/9/04	21/9/04	22/9/04
For each share: Nominal value	£0.10	£0.10	£0.10
Maximum price paid	£ 5.85	£5.85381	£ 5.875
Minimum price paid	—	—	—

The aggregate amount paid by the company for the shares to which this return relates was: £1,127,963 —

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 5645 —

TR(POS)

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: AWalker FINANCIAL CONTROLLER Date: 22/9/04

(**~~a director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel 01260 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

30

Companies House
— for the record —

88(2)
Return of Allotment of Shares

RECEIVED
2006 JUN 28 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 1566321

Company name in full SURFCONTROL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day 09 Month 09 Year 2004	Day 09 Month 09 Year 2004

Class of shares *(ordinary or preference etc)*	10P ORDINARY	10P ORDINARY	
Number allotted	7250	1000	
Nominal value of each share	10P	10P	
Amount (if any) paid or due on each share *(including any share premium)*	321P	434P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

31 -

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name: CITI BANK LONDON VIDACOS NOMINEES Address: 336 STRAND, LONDON, PARTICIPANT ID: 33XKK DESIGNATION A/C 978 F/F/C DEAN WITTER REYNOLDS 600885 8594 UK Postcode: WC2R 1HP	10P ORDINARY	8250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] FINANCIAL CONTROLLER Date 10/9/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A. J. WALKER C/O SURFCONTROL PLC
MOUNTBATTEN WAY, CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

SurfControl plc Annual report + accounts 2004

RECEIVED
2006 JUN 28 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The World's #1 Web and E-mail Filtering Company

Contents

Annual report + accounts 2004

Highlights

- Pre-tax profit increased by **62%** to **$14.4m** (2003: $8.9m)
- Group turnover increased by **19%** to **$87.3m** (2003: $73.2m)
- Group invoicing increased by **16%** to **$106.6m** (2003: $92.1m)
- Cash balances as at 30 June 2004 increased to **$87.5m** (2003: $61.7m)
- Gross profit margin of **98%**
- Increased contribution of indirect channel sales from 49% to 58% for the year

$87.3m
Turnover up **19%** from **$73.2m** in 2003

$87.5m
Cash balance **$61.7m** in 2003

SurfControl the world leader in enterprise Web and e-mail filtering.

SurfControl plc, the world leader in enterprise Web and e-mail filtering, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filtering products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet risk. SurfControl technology protects all points of entry, and every way employees use the Internet for business – Instant Messaging, Web, e-mail and peer-to-peer. It also works on every platform they work on – Blue Coat, Cisco, Check Point, Microsoft Exchange and ISA 2004, and many more.

The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs more than 500 people in offices across the United States, Europe and Asia/Pacific.

For further information and news on SurfControl, please visit http://www.surfcontrol.com/

Today we can fairly claim to be a world class software company

In this, my first report to shareholders as the Chairman of SurfControl, it gives me pleasure to report on a year of strong results and continued growth.

Greg Lock, Chairman

FACT: 30-40% OF INTERNET USE IN THE WORKPLACE IS NOT RELATED TO BUSINESS
(SOURCE: IDC, AUGUST 2004)

Invoicing for the year reached $106.6m, turnover grew 19% to $87.3m, this resulted in pre-tax profit of $14.4m and at the year end a cash balance of $87.5m. The last five years have seen a tremendous level of commitment and drive from all our employees led in an exemplary fashion by the executive management. At the end of this fiscal year the Group had 522 employees, and I take this opportunity to thank every one of them for all that they have achieved for SurfControl. During my first year as your Chairman I have had the chance to meet our teams in the UK, USA, Europe and in Australia, and I have found them facing the future with confidence and determination. Our results also reflect the strong and loyal support of our business partners, and I thank them for it. Most of all I thank our customers for choosing our web, e-mail and instant messaging products and services.

The vision set out by Rob Barrow and Steve Purdham some six years ago has borne great fruit and today we can fairly claim to be a world class software company. The Group's success has been built upon the enthusiasm and dedication shown by all the people at SurfControl. It is their skill and expertise which has allowed us to compete on the world stage.

Any more than a few moments spent on self congratulation would be foolish, the world is not static – and in a growing market such as ours the competition only ever gets stronger. During this past year we have put in place a future strategy based on our core capabilities and upon a thorough analysis of our chosen markets and our competition. We have created a platform for future growth. You will see details of our future roadmap in Steve's Chief Executive Strategic Review but already we have made significant moves in technology, geography and markets with the acquisition of a Linux-based filtering appliance and the establishment of a sales and distribution operation in the People's Republic of China.

Your Board has changed in composition to reflect our size and ambition. Rob Barrow decided a year ago that the time was right for him to step down as Chairman. We thank and applaud Rob for his tremendous contribution to our company over many years. Two new Non-Executive Directors have joined us: Jane Tozer and Rene Schuster, strengthening our corporate governance expertise and adding further breadth to our international software and services industry knowledge. We are now a significant company and your Board has also spent considerable time and effort on ensuring we have appropriate governance procedures in place. Throughout this report you will see examples of where we added new and enhanced information about the Group's corporate governance position and the requirements of the Revised Combined Code.

I thank you, our shareholders, for your confidence in our future and I hope you find this report informative and encouraging. I look forward to the opportunity of personally meeting with you, our shareholders, in the coming year.

Greg Lock
Chairman of the Board
6 September 2004

> vision
> leadership
> innovation
> evolution

Building on our success.

Steve Purdham, Chief Executive

In 1998, when we launched our first web filtering software we recognised that the market was due to change from 'protecting children from Pornography' into 'Protecting businesses from Unwanted Content' that would affect Productivity, Resources, Legal Liability and Security. This 'change' in mindset from Porn Blockers to Rich Content Web Filters was the driving force in our adoption by corporations across the globe.

This, together with the desire to produce the best technology available on the market at that time, gave us the ability to capture mindshare and market share, to become leaders in our field and create a growing, cash generative, profitable business

Stop Unwanted Content

By 2000, the adoption of the Internet as the main business communication tool highlighted that the need to 'Stop Unwanted Content' was about to go beyond the boundaries of Web Filtering. This gained further momentum as the issues of content became universal across Internet delivery mechanisms such as E-mail and then Instant messaging. Furthermore, the content challenges subtly widened to include pornography, sport, entertainment, gambling and eventually the scourge of SPAM. This led to the evolution and strengthening of our software family to include the SurfControl e-mail filter in 2001 followed closely by our Instant Message Filter.

E-mail Boxes (Business)

(Source: IDC AntiSpam Survey 2004)

But it wasn't just technology that was driving change; increased use of the Internet beyond the US was also a key point of flux, and accordingly we expanded our reach into other geographical regions giving us the global presence that we have today.

Since conception we have experienced a full range of emotions: excitement, frustration, fear, and pride as we have achieved all the objectives that we set ourselves. At the beginning many long term goals were 'set in stone' to drive our vision and actions. The most important ones were building a business which had sustainable growth, was both profitable and cash generative, and in particular generated $100m of annual sales.

With our increasing geographical reach and continued technological advancement to further increase revenues, cash generation and profits, it is with great pride that we can announce that we have achieved all of our original goals, mostly ahead of the original plan produced back in 1997/8.

With invoicing for the year ending 30 June 2004 reaching over $106m, turnover of $87.3m, cash of $87.5m and pre-tax profits of $14.4m, over 520 people and 13 offices around the world together with 'best of breed' products, our 2003/4 year has been another record year.

> vision
> leadership
> innovation
> evolution

Winning tomorrow and beyond is the focus.

Maintaining Momentum
1998-2007 & beyond

$87.3m

So after taking a few moments to reflect and enjoy SurfControl's significant achievements we must now focus all our attention on the future.

We have succeeded. We aim to continue: winning tomorrow and beyond is the focus.

In the last 12 months SurfControl has looked further into the future and defined the direction, objectives and technology that we need to evolve. This work culminated in the announcement in May 2004 of our Technology Roadmap.

Integrated Technology Roadmap

Our future continues with an aggressive focus on our core strength of Content Filtering. However the dynamics of our market are changing at an accelerated pace, presenting both a significantly bigger opportunity and increased challenges.

Our Roadmap has three key components – technology, geography and market.

To fully appreciate our direction we need to examine the dynamics of change in our market.

At SurfControl we are developing technologies that will enable us to offer a completely integrated content filtering solution.

Charles Darwin stated that *"It's not the strongest of the species that survives, nor the most intelligent. It is the one that is the most adaptable to CHANGE."*, and SurfControl's ability to adapt to change during its early growth is one of the keys to its success. This ability to adapt to change is also one of the key strengths as we move towards our next exciting level of growth and expansion.

we project. we deliver.

> vision
> leadership
> innovation
> evolution

The Market Dynamics – a great opportunity.

In 1996, when the decision was taken to target this market, it hardly existed – but we knew then it would be big. Eight years on, the true implications of internet access in the work place are only just being realised.

The use of e-mail and the web at work has been the most important business development in recent times. It has brought with it fundamental risks and challenges to the business community such as legal liability, risks to productivity, network capacity pressures, and increased security threats. There was an opportunity, the market demanded a solution and we provided it. We provided software that gave our customers the power to choose the type of content they received and the type of content they sent. We provided it on a multitude of platforms to fit within differing technological environments. We enabled companies to stop unwanted content.

This market, which also includes anti-virus solutions, has become known as the Secure Content Market. In 2003, it generated combined sales of $3.2 billion. In 2008, it is predicted to generate $7.2 billion (IDC) growing at a Compound Annual Growth Rate (CAGR) of 17%. The Secure Content Market contains three major segments: web filtering, message security and anti-virus.

Secure Content Market
2003-2008

The Secure Content Market is set to show consistent growth for years to come
(Source: IDC, 2004)

It has driven our success to date and the opportunity is continuing to expand. However, within this expansion in opportunity and market size the challenges and competition are also expanding. In particular they are evolving in terms of technology delivery and geography.

At a technology level our focus to date has been on high quality software delivery, but as the market has evolved so have the ways in which filtering is delivered. Filtering software is run on a company's server within the corporate network. However, in recent times we have seen an emerging market trend towards putting in place two other filtering solutions, firstly, a hardware solution with the installation of a task specific filtering appliance, and secondly a managed service solution, with content filtering being provided as a service by a third party.

Lyndon B Johnson stated *'Tomorrow is ours to win or lose'.* We succeeded by never resting on our laurels. We have succeeded by doing things better tomorrow that we did well today. We have succeeded by both driving and reacting to a dynamic and evolving market. We have succeeded because every step we have taken has put us in a position to take the next steps.

The following factors have encouraged the growth of demand for the security appliance:

- › **Reduced complexity.** The all-in-one approach simplifies product selection, product integration and ongoing support.
- › **An alternative to software installation with incremental servers.** Customers or, more often, value-added resellers (VARs), value-added dealers (VADs), or managed service providers (MSPs) can easily install and maintain the products. Increasingly, this process is handled remotely.
- › **Install and forget.** The appliances are generally "plug and play," with very little installation required.
- › **Synergy with high-end software solutions.** Appliances are used in remote sites at which an enterprise does not have security professionals on the ground. A plug-and-play appliance can be installed and then managed remotely. This management is synergistic with large, centralized, software-based firewalls and content security solutions.
- › **Less end user interaction.** The black box approach limits the "damage" users can do. This reduces support calls and improves security
- › **Troubleshooting ease.** When a box fails, it is easier to swap it out than to troubleshoot. The process gets the node back online more quickly, and it can be done by a non-technical person. This feature is especially important for remote offices without dedicated technical staff on site.

This is particularly the case with regard to the control of e-mail. Today, software remains the most favoured e-mail filtering tool accounting for 44% of the market. However the appliance approach now represents 28% as does the managed service solution.

Delivery Segmentation

Today, content filtering is based on three delivery mechanisms (Source: Ferris 2004)

The market opportunity for the Secure Content Appliance is expected to exhibit 70% CAGR between now and 2007 and will be worth $1.6bn.

SCM Appliance Market
(Prime function is content filtering)

Of the three content filtering delivery mechanisms, the appliance market is set to grow at the fastest rate (Source: IDC, 2003)

Beyond Appliances there is also the emerging opportunity from Managed Services which is set to show significant growth in the future.

we listen. we respond.

> vision
> leadership
> innovation
> evolution

Technology – our three year roadmap to success.

Going forward we are going to build upon our software heritage and our core focus of Rich Content Filtering and extend our offerings into Appliances and Managed Services to provide customers with the ability to manage content using one or a combination of methods that best suit their needs.

Technology Roadmap

Software
Currently we provide web and e-mail software and we will continue to offer this solution to new customers and our global customer base alike. During the year, we announced several upgrades and enhancements to our software solution, and added functionality and performance. These included the launch of SurfControl Web filter for Cisco CE and Blue Coat platforms and upgrades to our Web Filtering software for Microsoft Windows, Proxy server and ISA server, Check Point Firewall 1, Linux and Nokia IPSO offerings. For many organisations, software remains the solution of choice and our software is consistently viewed by the market as being the best of breed in its class.

Appliance
This year will mark the launch of the SurfControl filtering appliance and is the result of a year of planning and assessment of the market. SurfControl examined several ways in which to address the market and concluded that the acquisition of an existing appliance vendor would be the best way forward. Accordingly, on 19 April 2004, we announced the acquisition of the principle assets of SecureM, a provider of e-mail appliance technology. By combining our core filtering expertise with SecureM's specific Linux based appliance technology we will launch an e-mail filtering appliance in the second half of calendar year 2004 that is superior to existing competitive offerings.

This is a major new advance in the development of SurfControl. But of course, this is just the beginning and as part of our technology roadmap we will build our web filtering into new generations of SurfControl fully integrated appliances, offering both web and e-mail filtering.

Managed Services
In conjunction with the development of our appliance offering, we are designing a managed service offering enabling the remote filtering of e-mail and web content. This is a natural step for SurfControl. In fact, we have already built up a working knowledge of this area with the provision of our Content Portal Authority solution for OEMs. This technology enables ISPs to provide a centrally managed content filtering service based on our own core technology. The managed services approach completely removes the delivery of content filtering from within the corporate network and is becoming increasingly popular. By providing a managed service, we will provide customers with a third option for content filtering.

Integrated Offering
Having developed the various delivery mechanisms for enabling organisations to filter content, we will be positioned to offer a complete integrated offering. No matter which mechanism our customer wishes to employ we will provide them with the solution based on our trusted core filtering technology.

"SurfControl has always focused on providing its customers with the "total filtering solution." As we embark on our next stage of development, we will provide the market with the ultimate choice – multiple delivery on multiple platforms according to the customer's needs."

we understand. we go beyond.

> vision
> leadership
> innovation
> evolution

Geography – beyond the USA.

Historically, the USA has been the single dominant market for Filtering, however the importance of the rest of the world is starting to emerge with the market opportunity being as much as 57% outside the US by 2008.

This means that, in order to access the larger market opportunity and to provide a balanced risk for future growth, it is important to invest in global infrastructure and expansion. With that in mind we will be increasingly investing in further geographical regions, and in particular mainland Europe and China.

The world is changing, our market is changing and we are changing to meet the challenge and the opportunity.

Our current success, together with the investment in technological and geographical expansion, will continue to drive our long-term growth and profitability.

Steve Purdham
Chief Executive
6 September 2004

522 People, 13 Offices, Worldwide

SCM Software Market
$72 billion (2008)

(Source: IDC, 2003)

Global Content Security
Market Forecast 2003-2007

(Source: IDC, 2003)

we perform. we are the difference.

SurfControl at a Glance The Market Facts & Figures

FACT: THE AMOUNT OF SPAM MESSAGES BEING SENT ON AN AVERAGE DAY WORLDWIDE WILL REACH 17BN IN 2004
(SOURCE: IDC, AUGUST 2004)

FACT: SPAM REPRESENTS 60-80% OF TODAYS EMAIL
(SOURCE: GARTNER, 2004)

"Some form of IM is now used in 85 percent of enterprises, according to SurfControl's research, yet the IT staff are only managing the IM systems being used about ten percent of the time."

Delivery

Delivery Segmentation

(Source: Ferris 2004)

SCM Appliance Market
(Prime function is content filtering)

(Source: IDC, 2003)

Global Content Security Market Forecast 2003-2007

(Source: IDC, 2003)

Market

Secure Content Market 2003-2008

(Source: IDC, 2004)

The Market Explosion Worldwide - 2007

(Source: IDC, 2003)

E-mail Boxes (Business)

(Source: IDC AntiSpam Survey 2004)

FACT: 30-40% OF INTERNET USE IN THE WORKPLACE IS NOT RELATED TO BUSINESS
(SOURCE: IDC, AUGUST 2004)

FACT: 39% OF WORKERS HAVE RECEIVED CONFIDENTIAL INFORMATION VIA E-MAIL THAT WAS NOT INTENDED FOR THEM
(SOURCE: SURFCONTROL, SEPTEMBER 2004)

Technology

Integrated Technology Roadmap

Technology Roadmap
The Next 3 Years

- Enhance Core Competency of Filtering
- Enhance Software Functionality
  - Increased exploitation of MS Platforms
  - Linux
- Appliance Delivery
- Managed Service

Geography

522 People, 13 Offices, Worldwide

Beijing
Chertsey
Congleton
Frankfurt
Milan
Paris
Rotterdam
Scotts Valley
Shanghai
Singapore
Sydney
Vienna
Westborough

Finance Director's review

The financial results for 2004 reflect success at every level for the Group.

General
The financial results for 2004 reflect success at every level for the Group. Sales, profits, and cash flow all exhibited strong growth. As a direct consequence, the Group's balance sheet has benefited from higher cash balances and higher levels of deferred income, in turn providing a stronger platform for future investment and growth.

The Group has strengthened its position in the Enterprise market, and continued to achieve high rates of growth in its business outside of the Americas – both key success factors in securing future increases in market share in the Secure Content Market. 87% of the Group's business in 2004 was generated from Corporate customers and 35% from customers outside of the Americas.

This growth has allowed the Group to make investments for the future. In 2004 the Group laid the foundation for the launch of both appliance and managed service versions of our filtering solutions all under the single global brand of SurfControl. At the same time, the Group has established offices in The People's Republic of China and in Paris, expanding its presence in the non-Americas regions to better serve the high market growth rates in demand for Secure Content solutions.

In 2004 the Group laid the foundation for the launch of both appliance and managed service versions of our filtering solutions all under the single global brand of SurfControl.

Acquisitions
In April 2004, the Group acquired Linux-based e-mail filtering appliance technology from SecureM, together with their China-based sales and marketing operations. The key terms and the accounting for the acquisition are set out in note 9 on pages 54 and 55. The operational results relating to the acquired assets were consolidated from the effective date of the acquisition but were not significant to the turnover, costs, or net assets of the Group. Intangible assets arising on consolidation will be amortized over a 24 month period, starting in the fourth quarter of the year under review. The purchase consideration was cash, and the impact on the Group's liquidity position is set the Group cash flow statement on page 44.

Exchange rate fluctuations
The reporting currency of the Group is the US dollar, reflecting the principal trading currency of the Group. In addition, Sterling, the Euro, and the Australian dollar are also trading currencies for the majority of the trading areas outside of the Americas. It is the Group's policy to conduct and settle the majority of trading transactions in the relevant currency of the geographic region, and therefore the Group's profit and loss account is not exposed to significant realised exchange gains of losses arising from day to day transactions. The Group is however exposed to exchange differences arising from the translation of the underlying regional financial statements to the Group's reporting currency of the US dollar. The Group's sales and operations over the last three years have expanded significantly in non-US denominated currency regions, and at the same time the US dollar has experienced an increased level of volatility against other major trading currencies. The combination of these two factors has increased the Group's exposure to such translation differences. The recent weakness in the US dollar, through translation differences, has had a number of impacts on our financial statements in 2004. In the profit and loss statement, both the Group's non-US dollar denominated revenues and costs have increased, resulting in an immaterial net effect on reported profitability. In the balance sheet, all non-US dollar denominated asset and liability balances have increased. The principal accounts affected in 2004 were the Group's cash holdings and deferred income.

FACT: 39% OF WORKERS HAVE RECEIVED CONFIDENTIAL INFORMATION VIA E-MAIL THAT WAS NOT INTENDED FOR THEM
(SOURCE: SURFCONTROL, SEPTEMBER 2004)

Turnover

Group turnover increased by 19% to $87.34m (2003: $73.23m) (2002: $54.17m). All turnover in the financial year was organic other than a minor contribution in the fourth quarter of the fiscal year from the China operations acquired from SecureM. Details of trading from the acquisition are provided in Note 3 on page 50. All Group turnover arose from sales of the Group's Internet filtering product set: being Web filtering, e-mail filtering, and instant messaging filtering. The rate of growth in Group turnover in 2004 was less than in previous years primarily because of the slower new business growth rates in the Americas, and challenging market conditions in the US Education market. Growth rates across all areas of our business outside the Americas have been very strong in 2004.

Invoicing, and to a lesser degree turnover, continued to exhibit patterns of seasonality within the year, with Q2 and Q4 typically producing stronger sequential rates of growth than Q1 and Q3. The Corporate market is the key target market of the Group and its turnover grew by 23% to $75.59 (2003: $61.66m) (2002: $44.18m). This market includes the licensing of technology via software developer kits ("SDKs") to Original Equipment Manufacturers ("OEMs"). OEM turnover was $4.04m (2003: $4.01m) (2002: $3.19m). OEM turnover growth has slowed in 2004 as the Group has moved from an annual fee in advance to a royalty arrangement.

The Education market exhibits its own seasonality due to the timing of the school year. Compared to the prior year, Education market turnover fell slightly to $10.58m (2003: $10.83m) (2002: $9.06m) due to the difficult budgetary environment experienced by the majority of US state schools over the last two years.

Home turnover comprises sales of the CyberPatrol Web filter product into the home market. Compared to the prior year, Home market turnover has increased 57%, to $1.17m (2003: $0.74m) (2002: $0.93m) reversing the prior year decline of 20%.

The chart below shows the Group's turnover profile by customer segment for the last three years.

Group turnover profile %

The chart below shows the percentage of turnover by destination for the Americas and Non-Americas geographic areas for the last three years. The Americas remains the Group's principal market and generated $57.40m or 66% of the overall Group turnover of $87.34m. However, the market outside of the Americas exhibited a higher annual growth rate of 44%, compared to 10% for the Americas. This reflects both our investment in sales and marketing in the various regions around the world, as well as the emerging and rapid rate of adoption by corporations of content filtering in these regions.

Regional split – Americas & outside Americas %

Invoicing and deferred income

The Group invoiced $106.63m in the year, a 16% increase on invoicing of $92.10m for the financial year 2003 (2002: $65.19m).

FACT: THE AMOUNT OF SPAM MESSAGES BEING SENT ON AN AVERAGE DAY WORLDWIDE WILL REACH 17BN IN 2004
(SOURCE: IDC, AUGUST 2004)

A proportion of the Group's invoicing is not immediately recognised as turnover, and is instead deferred over the period of the contract to which it relates. Such deferred income typically relates to content list subscriptions and maintenance contracts. Full details of the Group's accounting policies, including those relating to turnover and deferred income, are given in Note 1 to the financial statements. As at 30 June 2004, deferred income increased by 38% to $75.02m (2003: $54.25m) (2002: $33.9m). Of the carrying balance $49.04m, or 65%, (2003: $37.54, or 69%) (2002: $26.85m, or 79%) is due to be released to turnover over the year to 30 June 2005.

The volume and proportion of the Group's business generated via its indirect channel partners continued to increase in the year. The Company views this progress as a key success factor in achieving scaleable and profitable growth. The chart below shows the Group's invoicing profile by channel segment for each of the financial years under review.

Indirect channel & Direct channel split %

Selling and distribution costs
The Group's main area of expenditure is that of selling and distribution. Costs in this section of the business amounted to $44.03m (2003: $39.74m) (2002: $32.85m). As a percentage of turnover, these costs declined to 50.4% (2003: 54.3%) (2002: 60.7%). The relative cost decline is a result of improving economies of scale, as well as effective management of expenditure. Examples of the economies of scale include utilisation of common global marketing messages for all of the Group's products, the use of existing sales skills and sales channels to sell incremental products, and increasing market recognition of the SurfControl brand. It is management's intention to continue to seek economies of scale combined with effective management of expenditure in the selling and distribution cost category. The main areas of increased spend compared to prior years have been sales commissions (reflecting the 16% increase in invoicing), marketing communication activities, and salary and benefit related costs associated with an expanded workforce. Headcount has increased by 19% to 309 at 30 June 2004 (2003: 259) (2002: 231).

Research and development
Research and development expenditure was $9.68m (2003: $7.53m) (2002: $6.36m). As a percentage of turnover these costs increased to 11.1% (2003: 10.3%) (2002: 11.7%). While cost efficiencies continue to be achieved through location of staff in lower-cost employment areas within the Group, and outsourcing of certain non-core activities, R&D investment has been increased and targeted at key growth areas such as appliances, Linux, and next generation products. Headcount increased by 20% to 136 employees at 30 June 2004 (2003:113) (2002:101). The associated increases in salary and benefit costs is the principal area of increased spend compared to prior years.

Other administrative expenditure and amortisation of intangible assets
Other administrative expenses were $16.81m (2003: $14.58m) (2002: $12.87m). As a percentage of turnover these costs declined to 19.3% (2003: 19.9%) (2002: 23.8%). The Group continues to concentrate on effective cost management and the attainment of economies of scale from this function, in order to offset the necessary increases in infrastructure to support a global organisation with a growing portfolio of products. Headcount increased 8% to 77 (2003: 71) (2002: 73). The main areas of increased spend compared to prior years have been outside services including IT services, legal, tax and other professional advice, together with office related costs, and increased salary and benefits associated with the increased headcount.

The acquisition of the e-mail filtering appliance technology from SecureM together with their Chinese based subsidiary in April 2004 gave rise to an amortization charge of $1.35m in the fourth quarter of the year. The unamortized balance of these intangible assets as at June 30, 2004 was $12.55m. The historical acquisitions completed prior to 2004 gave rise to a goodwill amortisation charge in 2003 of $1.15m (2002: $70.3m). All such goodwill has now been fully amortised.

Share option tax provision
The share option tax provision relates to the potential employer tax liability that may crystallise on the exercise of all outstanding options held by Directors and employees at 30 June 2004, based on the then closing middle market share price of £6.10 (2003: £6.375) (2002: £3.975). The balance sheet provision of $0.45m (2003: $0.54m) (2002: $0.07m) declined slightly over the year, in line with the slight reduction in the Company's share price.

Proceeds from disposal of business
The Group sold its MultiView business unit in February 2001 and has received deferred payment of sale proceeds on a retrospective quarterly basis since that date. Net proceeds recognised in the profit and loss account were $0.31m in 2004 (2003: $0.38m) (2002: $0.25m). In line with the terms of the transaction, no further sale proceeds will be received after the 2003/4 financial year.

Profit before taxation
The achievement of a profit before taxation for the first time in 2003 was an important milestone for the Group. In 2004 this position was consolidated, and pre-tax profit increased by 62% to $14.40m (2003: $8.88m) (2002: loss of $69.39m).

Taxation
A net tax charge of $2.86m was recorded for the year (2002: $2.52m) (2002: credit of $0.98m), and represents an effective rate of 20% of pre-tax profits. Note 8 to the financial statements on page 53 gives details of matters affecting the current tax charge, and how it reconciles to the charge predicted by applying the UK standard corporation tax rate to the Group profit on ordinary activities before taxation.

A deferred tax asset of $6.68m (2003: $4.18m) (2002: $0.81m) has been recognised in the Group balance sheet. The increase in the value of the deferred tax asset in 2004 primarily reflects the extent of US tax losses which are expected to be utilised in the next 18 months.

In accordance with the tax authority requirements around the world and OECD guidelines, the Group implements arm's-length transfer pricing methodologies to reflect the domicile of its intellectual property and the various functions performed within the Group. The Group expects to pay corporation tax in the UK and Australia, and certain US state taxes, in 2005.

The move to becoming self-financing during 2002 has been strongly maintained with net cash inflow from operating activities at $32.64m

Liquidity, capital resources and treasury management
The Group has been cash positive at the operational level throughout the year under review. This has been achieved by a combination of rises in invoicing and pre-tax profitability, combined with steady working capital management. The move to becoming self-financing during 2002 has been strongly maintained with net cash inflow from operating activities at $32.64m (2003: $24.09m) (2002: $11.69m). Net cash inflow from returns on investments and servicing of finance was $1.79m (2003: $0.74m) (2002: $0.63m). The net inflow from returns on investments in all years came primarily from bank interest amounting to $1.81m (2003: $0.78m) (2002: $0.66m). The Group funded the purchase of all tangible fixed assets in the year from its own cash resources, and as in previous years has minimal finance lease commitments. The scale of cash outflow from capital expenditure is increasing in line with the size of the Group and was $2.27m (2003: $1.63m) (2002: $1.06m).

Net cash inflow from financing was $2.87m (2003: $1.23m) (2002: $0.38m) principally in relation to $3.75m of proceeds from exercise of share options (2003: $1.27m) (2002: $0.52m). This was partially offset by a cash outlay of $0.84m (2003 and 2002: $nil) for the purchase of own shares. Further such cash outlays of $0.27m occurred after the year end in July 2004, due to settlement timing differences on share purchases in June 2004.

At 30 June 2004 the Group had total cash holdings of $87.48m (2003: $61.71m) (2002: $35.45m) earning a current weighted average rate of return on closing cash of 2.25% p.a (2003: 2.35%) (2002: 2.71%). Net interest receivable and similar items, primarily bank interest, was $1.86m (2003: $1.11m) (2002: $0.65m). The increase in net interest receivable directly reflects the Group's growing cash balances driven by strong operational cash flow.

FACT: SPAM REPRESENTS 60-80% OF TODAYS EMAIL
(SOURCE: GARTNER, 2004)

The Group will continue to apply its cash resource to fund its working capital requirement, capital expenditure, tax obligations, corporate investment acquisition opportunities, and purchases of own shares.

Employee share option schemes
Full details of the Group's employee share option schemes can be found on pages 61 to 63. The potential employer tax liability that may crystallise on the future exercise of options is estimated and charged to the profit and loss account over the vesting period of the option grant.

The potential dilution of equity from granted options varies to the extent that they are "in-the-money" or "underwater". As at June 30 2004, there were 1,090,815 options with an exercise price below £6.10, which was the closing middle market price on that day. These options represented 3.5% of the issued share capital as at June 30, 2004. In addition there are a further 2,390,679 outstanding options with a grant price above £6.10 which will further dilute equity if the share price rises.

In addition to share options, employees participated in a variety of incentive compensation schemes in the year, the total value of which is disclosed in note 5 on page 51.

Transition to International Accounting Standards
The Group is preparing to fully adopt International Accounting Standards ("IAS") which have an effective date for accounting periods beginning on or after January 1, 2005. The first annual IAS financial statements for the Group will be prepared for the year ending June 30, 2006, with comparatives for fiscal years 2004 and 2005 thereby maintaining the Group's current voluntary practice of providing a three year financial profile. Quarterly comparative re-stated financial statements will also be prepared for fiscal year 2005 to maintain our current quarterly reporting profile for investors and analysts. The Board considers that it is on schedule to adopt IAS in the prescribed time.

The Board considers that it is on schedule to adopt IAS in the prescribed time.

Having reviewed all relevant accounting standards, the potential areas of impact arising from IAS on the Group's financial statements will be accounting for Share-Based Compensation (IFRS 2), Business combinations and Goodwill (IFRS 3) and Intangible Assets (IAS 38). IFRS 2 applies to share-based payments including options granted on or after 7th November 2002 which have not fully vested on January 1, 2005. Since November 2002 the Group has issued 726,000 options, and therefore the majority of total options which have been granted by the Company pre-date 7th November 2002 and will not contribute to the charge to the profit and loss account. The resultant charge to the Group profit and loss account for the fair value of options when IAS is adopted is not expected to be significant.

IFRS 3 applies to all combinations arising on or after March 2004 and therefore the Group's recent acquisition of assets from SecureM will fall under the new standard. The restatement of the accounting for this acquisition is not expected to be significant when IAS is adopted.

The third area of potential impact is accounting for research and development expenditure under IAS 38. Like the majority of software companies in the UK and US, the Group currently expenses all such costs as they are incurred as the Board believes that it would not be a prudent accounting policy to capitalise such costs, given the short life and volatile market conditions surrounding software products. Under IAS, the Group may be required to capitalise a portion of its current development expenditure.

The presentation, terminology, and the nature and extent of disclosure of the Group's financial statements will also change under IAS.

This assessment is based upon the Group's current range of trading activities and current publications from the International Accounting Standards Board, and therefore the actual impact of IAS on the Group's results may differ from that outlined above. In anticipation of the adoption of IAS in 2006, the Group will include estimates of the financial impact in its 2005 Annual Report.

Summary

The financial results for 2004 reflect success at every level for the Group. Solid turnover growth of 19%, leveraged cost efficiencies resulting in 65% growth in operating profit, and a 81% increase in net profit after taxation (79% increase in basic earnings per share). Operating cash flow grew 36% and represented 2.7 times operating profit. The Group balance sheet gained further strength with no debt, over $87m of cash, and over $75m of deferred income giving the Group high levels of turnover visibility into 2005 and beyond. This was a record year by many measures, but the Group must always look beyond – to new opportunity, to challenge, and to change.

Cleary 2005 will be filled with new opportunity, challenge, and change

The Group's three year product roadmap published in May 2004 and presents further opportunities in the areas of appliance and managed service-based deliveries of our content filtering solutions. This will also present new financial and working capital challenges for the Group, for example in managing hardware related logistics with third party vendors and providing 'software as a service'. As the global market for content filtering continues to grow and evolve, so will our customer base grow in different regions around the world. As we enter fiscal 2005, the Group is also making final preparation for the change from UK GAAP to International Accounting Standards for financial year 2006 and comparative periods. Clearly 2005 will be filled with new opportunity, challenge, and change.

Simon Wilson
Chief Financial Officer
6 September, 2004

Board of Directors

1 2 3
4 5 6
7 8

1. Greg Lock
Non-Executive Chairman
Greg Lock was appointed to Non-Executive Chairman on 9 September 2003 after serving on the Board as Non-Executive Director since 17 October 2000. Until April 2000, Greg lived and worked in the United States, France, Germany and the United Kingdom as IBM's Global General Manager, Industrial Sector. In this position, he had worldwide responsibility for IBM's business with companies in the Automotive, Aerospace, Electronics, Chemical, Petroleum and other Manufacturing Industries representing approximately 15% of the company's revenues. He served as a member of the IBM Worldwide Management Council and as a Governor of the IBM Academy of Technology. In addition to SurfControl, Greg serves as Director of Target Computer Group Ltd, Chairman of Nexagent Ltd and Director of Liberata Ltd. He holds an MA in Natural Sciences from Churchill College Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

2. Stephen Purdham
Chief Executive Officer
Steve Purdham co-founded the vision, architecture and development of SurfControl in 1996. It was this vision and opportunity that enabled the Company to enter the public arena in 1998 and experience rapid growth.

His early experience was as a technical strategist for a major European computer OEM, with specific focus on the financial sector. During the early 80's, he was intimately involved with the emergence of the Open Systems market.

Since mid 90's he has strategically worked with major worldwide software organizations to understand, analyse and define the exploding Internet marketplace. He has been a frequent conference speaker on the subject of the Internet and has contributed to several books and papers on the subject.

As President and then CEO of SurfControl he has been specifically responsible for building the operation, driving the planning, development, marketing and execution of the significant growth of the business from its first appearance on the LSE AIM market, then EASDAQ to its current TechMARK status.

SurfControl has rapidly grown to a leading global operation with over 520 people in fifteen separate locations across the United States, Europe and Asia/Pacific. The company delivers on its promise to help 'Stop Unwanted Content' in the enterprise and has established itself as the world's number one Web and e-mail filtering company in the Content Security Market.

3. Simon Wilson
Chief Financial Officer
Simon Wilson joined SurfControl in 2000 and was appointed as Chief Financial Officer in September 2001. He has served on the Board of SurfControl since July 2001.

Simon joined SurfControl from KPMG's US Corporate Finance Practice, where he specialised in advising software and IT services companies on all aspects of domestic and cross-border acquisitions, sales, divestitures and financings. From 1989 to 1994, Simon held a variety of Finance Director roles at subsidiaries of Misys plc after having spent five years with Ernst & Young.

Simon is a member of the Institute of Chartered Accountants in England & Wales, a member of the Chartered Institute of Marketing, and holds a Bcomm (Honours) from Birmingham University, England.

4. Patrick Jolly
President, Europe, Middle East, Asia and worldwide operations outside America
Patrick Jolly was appointed to the Board in July 2001. Patrick is responsible for overall operations in UK, EMEA and rest of the world outside America, and is also responsible for Corporate Finance and UK legal matters including the structuring and implementation of transactions.

Prior to joining SurfControl, he was a partner specialising in Corporate Finance in Hammond Suddards Edge, a leading UK-based law firm, where he had a particular focus on advising technology companies in relation to fundraisings, and mergers and acquisitions.

5. George Hayter
Senior Non-Executive Director
George Hayter was previously Managing Director of the Trading Markets Division of the London Stock Exchange where he was earlier responsible for the information and trading systems including implementation of TOPIC, SEAQ and SEAQ International. Since 1990 he has acted as an independent consultant to a number of overseas stock exchanges and other UK and overseas organizations.

George was Non-Executive Deputy Chairman of Unipalm Group plc from 1993 until its acquisition by UUNET Technologies Inc in 1995. George is currently a Non-Executive Chairman of E*Trade Group Inc (a NASDAQ quoted Internet stockbroker) and of several other private and public companies.

Having been Non-Executive Chairman, George stood down from this position due to other commitments to take a senior Non-Executive Director position on the Board in June 2000.

6. Kevin Blakeman
President, the Americas
Kevin Blakeman was appointed to the Board in July 2001. Kevin is responsible for overall US operations. Kevin joined the Company in 1993 as a Product Manager in the UK office. He moved to the US in 1995, taking on the role of Marketing Director. In August 1998, he was named VP of Strategic Partners for the SurfControl division, where he was responsible for working with key partners such as Microsoft, IBM, HP, and Tivoli. He was named President of SurfControl USA in August 2000.

7. Rene Schuster
Non-Executive Director
Rene Schuster was appointed to the Board as Non-Executive Director in November 2003. Rene is currently Global Marketing Director for the Vodafone Group.

Previously Rene was Senior Vice President of Hewlett-Packard Company and provided services for IT technologies, including mission-critical infrastructure, application services, and extended enterprise services.

Formerly, Rene joined Compaq in July 2000 as the Chief Executive of Compaq UK and Ireland (the second-largest Compaq subsidiary after North America) and Vice President of Compaq Computer Corporation. Rene joined Compaq from KPMG Management Consulting, where he served as Senior Partner/Chief Operating Officer in the Europe, Middle East and Africa region.

8. Jane Tozer
Non-Executive Director
Jane Tozer was appointed to the Board as Non-Executive Director in November 2003. Jane's current appointments include Directorships of Retail Decisions plc; 3i European Technology Trust plc; and JP Morgan Fleming Income & Growth Unit Trust plc. Jane has a number of other appointments including a Non-Executive position at The Pensions Service, and she is a founder on the Information and TMT Non Executive's Association (ITNEA).

Jane began her career at IBM, spending 13 years there before moving to FI Group (now Xansa plc) as Business Development Manager. She then moved to Softwright Ltd., where she held the position of Chief Executive until 1997 – taking the company from start-up through to a successful trade sale to a NASDAQ quoted company.

Advisers

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Depository for ADS
Bankers Trust Company
4 Albany Street
New York
New York 10006
United States

Registered Office
Riverside
Mountbatten Way
Congleton
Cheshire CW12 1DY

Bankers
Royal Bank of Scotland plc
2 St Philip's Place
Birmingham B3 2RB

Solicitors
Hammonds Solicitors
Trinity Court
16 John Dalton Street
Manchester M60 8HS

Brokers
UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Directors' report

The Directors present their Annual Report for the year ended 30 June 2004.

Principal activities and offices
The Group's principal activity is the development and sale of Internet Web and E-mail Filtering solutions. The Group's products enable customers to manage unwanted Internet content that enters and leaves the business so as to significantly reduce the risks to productivity, network resources, legal liability and security. During the financial year the Group had two product brands, "SurfControl" and "Cyber Patrol". "SurfControl" is the Group's brand for server based web, e-mail, instant messaging and bundled filtering products and is sold into the corporate and education sectors. "Cyber Patrol" is designed for client-based products sold into the home market. Software development kits are also incorporated into product offerings provided by original equipment manufacturer ("OEM") partners.

In the fourth quarter of the year the Group acquired Linux based e-mail filter appliance technology from SecureM, Inc, together with its Chinese based distributor at an estimated cost of $13,194,000 in cash (including earn-out based consideration of $3,123,000 at 30 June 2004). This acquisition will strengthen the Group's filtering product portfolio and global distribution network. The Group has also announced its intention to offer filtering as a managed service in the future.

The Group's products are currently sold in four different ways:
(1) By direct sales after a potential customer downloads a trial copy from the Company's web site (www.surfcontrol.com);
(2) Indirectly through a reseller or partner who may incorporate the products into a broader secure content management solution;
(3) Indirectly through strategic alliances and OEM partners; and
(4) Direct e-commerce sales, without interaction of sales personnel.

Financial results and review of developments
The results for the year are set out in the attached audited financial statements on pages 41 to 67. The Directors do not recommend the payment of a dividend and the retained profit for the year of $11.54m is transferred to reserves.

A full review of the operations of the Group during the year, together with an indication of current and future developments can be found in the Chairman's and Chief Executive's Statements on pages 1 to 10 and the Finance Director's Review on pages 14 to 19.

Share purchases
During the final quarter of the financial year the Company acquired a total of 106,000 of its own 10p ordinary shares for treasury at an aggregate cost of $1,112,000. The purchases were completed at an average price of £5.83 ($10.41) per share and represented 0.34% of issued share capital at 30 June 2004. At this date the Company has remaining authorisation up to the conclusion of the forthcoming Annual General Meeting to purchase 2,984,000 ordinary shares. The shares were repurchased as the Board believes that it is a good use of shareholder funds given the share price and the Group's future market opportunities.

Research and Development
The Group's activities in research and development are discussed in the Chairman and Chief Executive's Review on pages 1 to 10. A charge of $9.68m has been recorded in the Group profit and loss account during the period for research and development.

Directors' report

Board structure

The Directors who have held office during the year and their positions on the Board are as follows:

Greg Lock[2][3]	(age 56) Group Chairman and Chairman of the Nominations Committee.
George Hayter[1][2][3]	(age 65) Non-Executive Director and Senior Non-Executive Director
Rene Schuster[1][2][3]	(age 42) Non-Executive Director and Chairman of the Remuneration Committee (appointed 1 November 2003)
Jane E Tozer MBE[1][2][3]	(age 56) Non-Executive Director and Chairman of the Audit Committee (appointed 1 November 2003)
Simon Acland	(age 46) Non-Executive Director (resigned 1 November 2003)
Rob Barrow	(age 54) Non-Executive Director (resigned 1 November 2003)
Steve Purdham	(age 47) Group Chief Executive.
Simon Wilson	(age 42) Group Chief Financial Officer and Company Secretary
Patrick Jolly	(age 38) President EMEA (Europe Middle East Asia) and World Wide Operations outside of America
Kevin Blakeman	(age 49) President Americas Operations.

[1] Member of the Remuneration Committee.
[2] Member of the Audit Committee.
[3] Member of the Nominations Committee

The Directors retiring by rotation are Simon Wilson and Patrick Jolly who, being eligible, offer themselves for re-election. In addition Jane Tozer and Rene Schuster who were appointed in the year offer themselves for re-election at the forthcoming Annual General Meeting.

A brief description of the recent business experience of Directors serving during the period is given on page 20.

Directors' interests

Details of Directors' interests in the ordinary share capital of the Company and details of their option holdings is given in the Remuneration Committee report on page 33 to 39.

None of the Directors had a material financial interest in any contract of significance, other than a service contract, with the Company or any of its direct and indirect subsidiaries at any time during the financial year.

Substantial shareholders

As at 6 September 2004 the Company had been notified under sections 198-202 Companies Act 1985 that the following shareholders had notifiable interests in the current issued ordinary share capital of the Company.

Shareholder	Ordinary shares held on date of notification	% of total ordinary shares
Fidelity International Limited (including interests of Fidelity Management Research Corporation)	4,261,608	13.71
Deutsche Bank AG	3,110,534	10.01
Tiger Technology Performance, LLC	2,021,108	6.50
Herald Investment Trust plc	1,094,200	3.52
Wellington Management Company, LLP	1,034,522	3.33
Legal and General Investment Management Limited	957,526	3.08
Goldman Sachs Group, Inc	951,541	3.06

[1] Based on 31,086,737 ordinary shares in issue at 6 September 2004.

Directors' report

Employment policy and involvement
The Group believes in developing and maintaining a diverse, multi-talented and highly motivated workforce. The Group is therefore committed to providing equal employment opportunities by establishing discrimination-free recruitment and employment practices, and maintaining an environment that is free from any form of discrimination. The Group companies give full consideration to all employment applications from disabled persons. Disabled employees, and employees who may become disabled during the course of their employment with the Company or Group, are eligible to participate in all appropriate training and career development generally available to staff.

The Directors acknowledge their responsibilities to consult staff and communicate relevant information to them. All employees have access to the internal corporate web site. The Company also uses other methods of communication such as staff meetings, web casts, video conferencing, instant messaging, and e-mail, such that the views of employees can be taken into account in making decisions which are likely to affect their interests.

Creditor payment policy
It is Group policy to pay suppliers in accordance with agreed terms and conditions of purchase, provided that the supplier complies with all relevant terms and conditions. The policy developed is specific to the Group's businesses and, consequently, adoption of an external code of payment to suppliers is considered unnecessary. The average time taken to pay purchase invoices by the Group is 28 days (Company: 35 days).

Political and charitable contributions
The Group made no political contributions during the year. Donations to UK charities amounted to $97,879 (2003: $172,249) (2002: $10,239). In addition to these charitable donations, the Group donated $10,173 to charities outside of the UK (2003:$4,147) (2002:$127,800).

Corporate responsibility
The Group conducts its business having regard to its various stakeholders and the wider community. The Directors are committed to a management culture that promotes the health, safety, and general welfare of employees. As mentioned above full and timely communication is maintained with employees. The Group aims to foster fair and transparent relations with all its customers, whilst maintaining a clear commercial basis to its business transactions. The Group ensures payment is made promptly to suppliers, irrespective of their size, unless there are sound business reasons to withhold payment. Group companies support their communities with involvement in local initiatives, and through charitable contributions. The Board recognises its responsibility to consider social and environmental issues as these arise and to ensure compliance with relevant local statutory regulations. The Board believes it has adequate information systems in place to assess any environmental and social concerns that may arise from time to time. These matters will, where relevant, form part of the Group's risk management strategy although as a software developer the Group has no manufacturing facilities that pose environmental issues. Waste products are recycled in all offices and management aim to ensure responsible use of energy as far as it is economic and practical to so.

The Group's website includes a section dedicated to corporate, ethical, employment and environmental issues. (www.surfcontrol.com/company/csr)

Going Concern
The Directors have reviewed budgets and have a reasonable expectation that the Group has adequate resources to continue as an operational business for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Auditors
An ordinary resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be submitted to the forthcoming Annual General Meeting.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

> Select suitable accounting policies and then apply them consistently;
> Make judgements and estimates that are reasonable and prudent;
> State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
> Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Directors' report

Annual General Meeting
At the Annual General Meeting of the Company, in addition to the ordinary business of the Meeting, resolutions will be proposed to renew for a further year the authority to allot un-issued shares in the Company, to allot shares for cash free from the pre-emption rights set out in the Companies Act 1985, to give the Company authority to make market purchases of it shares, and to put into place a long-term incentive programme for Executive Directors.

Resolution 8 will renew the Directors' authority to allot un-issued shares in the Company in accordance with section 80 of the Companies Act 1985. The resolution authorises the Directors to allot shares up to an aggregate nominal amount of £1,657,959 (being one-third of the issued ordinary share capital of the Company at the date of this notice plus the maximum current options). The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). The Directors have no immediate intention to exercise this authority other than in connection with the group's employee share schemes.

Under Section 89 of the Companies Act 1985, equity securities in the Company may not be allotted for cash (otherwise than in respect of an employee share scheme) without first being offered pro rata to existing shareholders, unless the prior approval of the shareholders is given in a general meeting. The Directors consider that it is in the best interests of the Company to renew the relevant authority given at the annual general meeting in 2003. Accordingly, a Special Resolution to this effect is proposed as Resolution 9 in the notice of the Annual General Meeting. The proposed authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier) and permits the Directors during this period to issue up to an aggregate nominal amount of £155,434 (representing 5% of the issued share capital at 30th June 2004) without first offering them to existing shareholders.

Under the terms of the Companies Act 1985 and its Articles of Association, the Company has power to purchase its own shares provided that this power has first been sanctioned by shareholders. Resolution 10 authorises the Company to make purchases of up to 3,108,674 shares (representing 10% of the issued ordinary share capital of the Company as at the date of this notice) at a minimum price of 10p and a maximum price (exclusive of expenses) of not more than 5 per cent above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the 5 business days prior to the purchase. The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). As at September 2004 (being the last practicable date prior to publication of this Report) 3,481,494 options to subscribe for ordinary shares in the Company, pursuant to the SurfControl Executive Share Option Schemes were outstanding. If exercised as at the date of this document, those options would represent 10.07% of the total issued share capital of the Company inclusive of shares issued under option. If the full authority to buy back shares being sought is used, the same options would represent 11.07% of the total issued share capital of the Company inclusive of shares issued under option. The fact that the Directors are seeking this authority should not be taken as an indication that the Company will purchase its own shares at any particular price or indeed at all and the Directors would only consider making purchases if they believed that such purchases would be in the best interests of shareholders generally, having regard to the effect on earnings per share.

Full details of the resolution in respect to a proposed long-term incentive programme for Executive Directors will be given in the notice of Annual General Meeting

By order of the Board

Company Secretary
6 September 2004

Corporate governance report

Introduction

The Board supports the principles of the June 1998 Combined Code on Corporate Governance ("the Combined Code") and has broadly complied with it throughout the year.

Reports by Sir Derek Higgs and Sir Robert Smith have prompted recent changes to the Combined Code. The Revised Code applies to reporting periods commencing on or after 1 November 2003 and therefore the Company has no obligation to report on "the Revised Code" this year. However, the Board takes the matter of corporate governance very seriously, and so this report also sets out the Group's compliance in relation to the Revised Code, and our plans to develop our corporate governance practices and procedures in the future. As a result, new or expanded areas addressed in this year's report include Board performance evaluation, details of the operation of Board committees, Non-Executive Directors' Board attendance records, whistle-blowing procedures, and shareholder communications.

Details of non compliance with the Combined Code and the Revised Code are given on page 32.

1. The Board of Directors

The Group is controlled by a Board of Directors that currently comprise four Executive and four Non-Executive Directors. The Non-Executive Directors are George Hayter, Greg Lock, Rene Schuster, and Jane Tozer.

The Board has adopted a Schedule of Matters reserved for its approval. The Board's responsibilities extend to setting overall business and market strategy for the Group as a whole. This involves approving significant strategic decisions such as acquisitions, product and market diversification, and capital structure. It also involves approving annual operating budgets and monitoring performance against budget, establishing a risk framework and setting tolerances for a risk profile, and monitoring executive and management performance. All operational decisions within this business and market framework are delegated to executive management.

George Hayter, Greg Lock and Rene Schuster are shareholders in the Company. All the Non-Executive Directors are considered by the Board to be independent of the Company and Group, as defined in section A3.1 of the Combined Code, as each Non-Executive Director possesses considerable outside expertise, and is able to exercise detached judgement in dealing with matters before the Board. The senior independent Non-Executive Director is George Hayter, who was appointed to the Board on 15 June 1998. Although the senior Non-Executive Director holds stock options in the Company which were granted in 2001, subject to performance criteria, the Board does not consider that this affects his ability to exercise independent judgement.

Board meetings were held on eight separate occasions during the year. In advance of each meeting, the Board is furnished with timely information to enable it to discharge its duties, including inter-alia reports covering local operating performance and activities, a Group operational summary, management accounts with budget variance analysis, most recent forecasts, and status reports on taxation, working capital management, human resources, information systems, internal control reviews and changes, treasury and strategic matters. The Non-Executive Directors also meet from time to time, outside of Board and committee meetings, without the presence of Executive Directors.

Directors have access to the advice of the Company Secretary at all times, and may seek independent professional and legal advice. Although there is no formal training programme, training is provided to Directors on induction and from time to time on request.

All Board Directors are subject to re-election in accordance with the Company's Articles of Association, which require up to one third of Directors to be eligible for re-election in each calendar year. A Director is also subject to re-election at the Annual General Meeting following their initial appointment to the Board.

Professional commitments of the Chairman of the Board

The Chairman of the Board is Greg Lock, who is also chairman of Nexagent Limited and held Directorships in Target Group Limited and Liberata Limited throughout the year.

The biographies of all of the Board's Directors, and their continuing outside Directorships if any, are set out on page 20 of this annual report.

Corporate governance report

Board Committees
There are three Committees of the Board, which are:

(a) Remuneration Committee
The Remuneration Committee consists of three Non-Executive Directors: Rene Schuster (Chairman), George Hayter, and Jane Tozer. Simon Adand was Chairman of the Committee prior to Rene Schuster's appointment on 1 November 2003. In accordance with the recommendations of the Higgs Report, Greg Lock resigned from his position on the Committee on 29 January 2004. Other Board Directors and senior Human Resource managers are from time to time invited to attend Remuneration Committee meetings at the request of the Chairman. The Committee's responsibilities are to set the remuneration for the Executive Directors, and to set the remuneration policy for the Group so as to enable the recruitment and retention of high calibre executives and senior management. The Board's Remuneration Report on pages 33 to 39 provides further details of the Committee's responsibilities and work. The Committee meets no less than twice each year, and it has met five times in the year under review. The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/cg.

(b) Audit Committee
The Audit Committee consists of four Non-Executive Directors: Jane Tozer (Chairman), George Hayter, Greg Lock, and Rene Schuster. In the Board's opinion, Jane Tozer has relevant up to date financial experience and is suitably qualified to chair this committee. Greg Lock acted as Chairman prior to Jane Tozer's appointment on 1 November 2003. Other Board Directors and senior accounting managers are from time to time invited to attend Audit Committee meetings at the request of the Chairman.

The Committee is responsible for monitoring all accounting, reporting, control and financial aspects of the executive management's activities, and for ensuring that an appropriate risk management framework is in place for the Group. It is also responsible for ensuring that the financial performance of the Company and Group is properly reported with regard to compliance with UK Company law, accounting standards and best practice requirements of the Combined Code.

The Committee meets no less than four times a year, and meets with the external auditors each quarter to review their reports in relation to the Group's accounts and internal controls. The Committee also reviews significant areas of business and financial risk, and assumptions or judgements made by management in assessing these risks. In addition the Committee and/or the Chairman meet periodically with the external auditors without the presence of the Finance Director or other Executive Directors. In the year under review, the Committee met four times.

The Board reviews the need for an internal audit function annually. At present an internal audit function is not considered necessary for a number of reasons: the small size of the Group, the relative simplicity of the nature and type of transactions entered into by the Group, significant executive involvement in the Group's day to day business, the ongoing improvement of internal controls and the operation of key financial controls via peer review. As the Group increases in size, global reach, and complexity of business mix, the possible need for an internal audit function will continue to be reviewed at least annually.

The Company has not historically adopted a formal 'whistle-blowing' procedure, although it has always encouraged open communication between staff, HR, senior management and Executive Directors. The Audit Committee is working to include the formality of written guidelines and to encourage any employee or Executive Director to communicate matters of concern directly to the Non-Executive Directors if they wish. The written guidelines will upon completion be published on the Company's website. These reporting procedures will be reviewed annually to measure their effectiveness and details will be disclosed in the 2005 Annual Report.

The Committee is responsible for making recommendations to the Board on the appointment, reappointment and removal of the external auditors. The Committee keeps under review the cost effectiveness, independence and objectivity of the external auditors, as well as maintaining a policy on the use of external auditors for non-audit services. The policy's objective is to avoid potential conflicts of interest or circumstances where the external auditor's judgement or independence may be compromised, and only to retain the external auditors where their knowledge and expertise provides service over and above other professional service providers of similar standing. In the year under review, the majority of non-audit services provided by the external auditors related to tax compliance and planning. Details of the non-audit services, together with their cost, are set out in Note 6 on page 52.

The full text of the Committee's terms of reference, and its policy on the use of external auditors for non-audit services, may be found on the Company's website at www.surfcontrol.com/company/cg.

(c) Nominations Committee
The Nominations Committee consists of four Non-Executive Directors: Greg Lock (Chairman), George Hayter, Rene Schuster, and Jane Tozer. The Committee's responsibilities are to identify, evaluate and select candidates for Board positions, and to review annually the composition and size of the Board. It makes recommendations on appointments and changes to the composition to the Board.

Corporate governance report

During the year under review the Committee (at the time consisting of Greg Lock (Chairman), George Hayter, Simon Adand and Rob Barrow), recommended two Non-Executive appointments to the Board: the Chairman of the Audit Committee and the Chairman of the Remuneration Committee. These recommendations were accepted. In making these appointments the Board considered, but did not utilise, the services of an external search firm. Instead, a list of twenty qualified candidates was drawn up from a variety of sources. Ten of these were interviewed and considered for the positions. The prime qualities sought for the Chairman of the Audit Committee were recent and relevant financial experience, and a passionate commitment to the principles of strong corporate governance. For the Chairman of the Remuneration Committee, the qualities were high levels of knowledge, experience and understanding of a global software and services business at a senior level.

The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/cg.

The attendance record at Board and committee meetings for Non-Executive Directors was as follows:

	Board		Audit		Remuneration		Nominations	
Board Director	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Greg Lock[1]	8	7	4	4	1	1	1	1
George Hayter	8	6	4	3	5	4	1	1
Rene Schuster[2]	6	5	2	2	4	4	n/a	n/a
Jane Tozer[2]	6	6	2	2	4	4	n/a	n/a
Simon Adand[3]	2	2	2	2	1	1	1	1
Rob Barrow[3]	2	1	2	1	1	1	1	1

(1) Greg Lock resigned from the Remuneration Committee 29, January 2004.
(2) Rene Schuster and Jane Tozer were appointed to the Board 1, November 2003
(3) Simon Adand and Rob Barrow resigned from the Board 1, November, 2003

Reasons for non-attendance were telephone system failure at a remote location, illness, and unavoidable travel delays.

The attendance record at Board meetings for the Executive Directors was 100% for each individual.

Annual performance evaluations

Previously the Board has not conducted formal annual performance evaluations of the Board as a whole, the individual Non-Executive Directors, the Chairman, or the Board Committees. Such evaluation to date has been informal and ad hoc. In response to the recommendations of the Revised Combined Code, the Board conducted an evaluation of its effectiveness in a separate meeting with all members present. Attendance at Board and Committee meetings was reviewed and each Board member provided his or her assessment of the Board's collective performance. The review considered committee terms of reference and the timeliness and efficacy of each committee's performance and output. Input was obtained from the auditors on the performance of the audit committee.

Whilst the assessment results were very encouraging there were nevertheless clear areas for improvement, and an agenda for implementation has been put in place. The Group is committed to continuous improvement in its business operations, and this same ethos applies to the Board.

Separately the Senior Independent Director conducted an assessment of the performance of the Chairman with input from each member of the Board. The Chairman was absent from the discussions. This assessment was shared with the Chairman and suggestions made for improvement were accepted by him.

The processes and improvement agenda described above will form an integral part of the Board's work and the formal assessment of performance will be conducted annually

For the year under review, as in prior years, the Executive Directors' performance is appraised by the Chairman (who also obtains feedback from the Non-Executive Directors) in conjunction with the Chief Executive. This follows the Chief Executive's own evaluation of their performance and contribution to the Company. The Chairman also evaluates the performance against objectives of the Chief Executive having obtained input from the Non Executive Directors. The Remuneration Committee considers these evaluations in their decisions on bonus awards for the year, and in the setting of future compensation for the Executive Directors.

Corporate governance report

2. Shareholder Relations

The Group keeps in contact with investors through a regular communication programme involving a variety of analyst and institutional meetings, recorded telephone conference calls, and technology bank conference presentations. On a pre-set schedule, the Group publishes un-audited results each quarter via Reuters News Service. The Group's annual and interim reports are circulated to shareholders, all known interested parties, and through the Financial Times/Daily Telegraph subscription service. The pre-set publication schedule, together with downloadable copies of all financial results, is also published on the Group's web site. The Group also publishes on the Company's web site downloadable copies of all presentations made to investors or analysts. These activities are an integral part of the Company's policy of maintaining a high level of transparency with investors and complying with its obligations as a fully listed company. The Company also hosts an annual Analyst Day where non-financial aspects of the Group's operations and products are discussed. The CEO and Finance Director are the primary points of contact for shareholder relations. The Chairman of the Board is available on an ongoing basis to meet with major shareholders, and promptly responds to any ad hoc requests for meetings. In addition, the Chairman extends an offer to meet with all of the Company's top 10 major shareholders each year, together with the CEO.

3. Internal control

The Directors acknowledge their responsibility for the Group's system of internal control. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed, and by their nature can provide only reasonable and not absolute assurance against material misstatement of financial information or safeguarding of assets.

Guidance for Directors, "Internal Control: Guidance for Directors on the Combined Code" was published in September 1999. The Group considers that it complied with this guidance for the year ending 30 June 2004, and through to the date of the approval of the financial statements.

A review of the business risks faced by the Group and the effectiveness of existing internal controls takes place at least annually. Discussed below are the four major business risks currently faced by the Group, together with the systems and initiatives in place to address these risks.

(a) Quality assured product development

Bringing products to market that meet and anticipate customer demand is critical in the software industry, as life cycles are short and competition is fierce. If not successful, new business growth will slow and customer retention will suffer.

To address the risks associated with product development, the Group operates a formal product development life cycle process, and the functions of Product Management and Engineering are separately managed and staffed. This ensures that product development is 'market-led' rather than 'engineering-pushed'. Close relationships are maintained with our resellers, the major security platform and Secure Content Management vendors, and of course our customers, in order to ensure timely market feedback within the overall development process. Quality Assurance (QA) extends beyond assuring feature-rich products and upgrades, to ease of installation, inter-operability with all the popular operating and network environments, and scalability. For example, the Group recently announced key inter-operability relationships for its Web filtering solution with Cisco and BlueCoat – two leading vendors of Content Caching Engines. To complement the formal QA process, the QA and Technical Support teams have a formalised escalation process that explicitly evaluates the potential risk to the wider customer base represented by each reported problem or bug. A global QA database tracks and evaluates problems captured by the Support teams, and weekly 'bug' meetings are held to ensure that problem resolution is timely. The Group's global resources support efficient QA and product development by having highly skilled teams in cost-effective regions of the world, such as China, Australia, and the UK.

To complement in-house development, and to reduce time to market, the Group outsources certain non-core projects. The Group also evaluates partnering, investment, and acquisition opportunities as a means to cost-effectively reduce time to market. For example, in the year under review the Group outsourced a number of product translation projects, and acquired the intellectual property of an e-mail filtering appliance.

(b) Acquisitions and new business areas

Historically and in the year under review the Company has acquired businesses and technology to accelerate time to market in executing its strategic plans with respect to technology, markets, and geographic reach. Acquisitions present a high risk/high reward profile to any company, and this is particularly true in the field of software and technology, due to the highly competitive nature of the market and rapidly changing market conditions. Risks arise in three broad categories: Candidate selection, valuation, and integration. The Group seeks to manage these risks in relation to the potential rewards of accelerated time to market for high quality and competitive product offerings, and the acquisition of teams and channels to deliver such products. If the rewards outweigh the costs and managed risks, a positive return to investors can be achieved. If the costs and risks outweigh the rewards, the Group's financial position could be harmed. The Group seeks to manage these risks by using multi-disciplinary teams to evaluate a wide range of acquisition candidates before completing any acquisition. Disciplines within the teams include product management, engineering, finance, and legal. Each team is led by two Executive Directors, being the Finance Director and the President of the region in which the candidate is located. Outside advisors are used where appropriate to assist in due diligence. The CEO has oversight of the due diligence, and the Board reviews due diligence

Corporate governance report

findings, approving valuation and the actual decision to acquire a company or technology. Integration risk is managed by involving Company management from HR, IS, and other support functions in the latter stages of due diligence to develop a detailed integration plan. Integration commences immediately upon completion of an acquisition and involves the same multi-disciplinary team that conducted the due diligence, in conjunction with the acquired entity's management.

In May 2004, the Company announced a three year product and technology roadmap, which included delivering its filtering solutions via appliance and managed service platforms, in addition to the current server software basis of delivery. The acquisition of Linux based e-mail filtering appliance technology in April 2004 has accelerated the Group's ability to execute against this product roadmap. Appliances and managed services represent new business areas of opportunity for the Group, in which the Group has little prior experience, and therefore present new areas of risk. The Group will seek to manage these new risks by outsourcing non-core activities, such as manufacturing, logistics, and hosting. Additional skills will be hired into the Group as appropriate.

In April 2004 as a result of the acquisition of the principal assets of SecureM, Inc., the Group acquired sales offices in China; for the first time directly penetrating this large and culturally different marketplace. New markets afford new opportunities for the Group. Lack of experience in new markets and cultures also present new areas of risk. The Group will seek to manage these new risks by retaining and hiring locally experienced employees and managers, utilising external expert advice with regard to local trading and regulatory conditions, and applying additional internal control procedures. Examples of internal controls include more senior levels of expenditure authorization, increased oversight by Group management, and more frequent and detailed financial controls relative to the size of the local operation.

(c) Intellectual property

The Group's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Group's products, services and brand. Effective intellectual property protection may not be available in every country in which the Group's products and services are distributed. Unauthorized use of the Group's intellectual property, or third party intellectual property claims, with or without merit, could be expensive to litigate or settle and could divert management resources and attention. The Group relies on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions to protect the Group's proprietary technology and intellectual property. The Group also controls access to proprietary technology, and enters into confidentiality and invention assignment agreements with the Group's employees and consultants, as well as other third parties.

(d) Internal communication and management information systems

The Group operates out of thirteen offices in eight countries, and has grown both organically and by acquisition. Rapid growth on a global basis presents risks associated with communication, while the use of various local information systems (which are often legacy applications from past acquisitions) may have a detrimental impact on the production of accurate, timely and relevant management information.

To address the risks associated with communication and management information flows, the Information Systems (IS) team operates as a global function to create and implement common systems that produce consistent data in standard reporting formats. IS has a formal Management Information Systems (MIS) development plan covering a rolling two year period. In addition, challenges associated with communication across the organisation are met through use of tools such as video, telephone, instant messaging and email. Management and executive meetings are also frequently held, examples of which are given in the Non-Financial Reporting paragraph below.

In addition to the four major business risks discussed above, there are a number of monitoring, reporting, and control risks which are common to many companies, irrespective of market sector, size, or rate of growth. The principal current control procedures operated by the Group to address such risks include:

i) Control environment

The Group's control environment is the responsibility of the Board, however senior management work hard to improve the level of risk awareness throughout the Group. Operational managers are delegated with the implementation and day to day monitoring of internal controls. Operational matters are communicated to the Board through operating unit or global function reports at each Board meeting, held eight times per year. The effectiveness of financial internal controls is reported to the Board by the Chief Financial Officer at each Board meeting. The Board also receives a quarterly review from the external auditors, in addition to the year end review, covering the scope of controls that they have sought to rely on in order to form an opinion on the financial statements.

ii) Risk assessment

As noted above the Board has established a formal procedure to monitor the risk environment and reviews how controls are developed and adapted to minimise the Group's exposure.

Corporate governance report

iii) Financial reporting
A comprehensive budget is produced once a year and is reviewed and approved by the Board. Rolling quarterly operating forecasts are completed monthly, and are reported to the Board monthly. Budgets are devolved to local and regional operational management who are responsible for managing their operating units within budgetary constraints. Individual department managers are aware of and accountable for their authorisation limits with regard to expenditure and staff recruitment.

The monthly results of the operating units are reported monthly to the Board and compared to the current budget. In addition, key performance indicators ("KPIs") relevant to the Group are monitored more frequently; on a daily and weekly basis by senior management, for example invoicing levels and sales mix, cash flows, and leads generated by marketing. Any trend in the KPIs away from budget is brought to the attention of the Board.

iv) Non-financial reporting
Management in sales, marketing, product management, engineering, technical support, human resources and legal meet at least monthly as teams to monitor and assess progress against current operating plans, as well as opportunities to improve inter-operation. These meetings occur separately in each major office within the Group.

Senior management meets monthly via telephone or video link to review and discuss short term tactical and operational matters. These meetings are global in nature and bring all disciplines together at each meeting. Issues that affect multiple departments, and communication are explicitly targeted as important agenda items.

The Executive Directors meet twice monthly to discuss operational and strategic matters. Once per quarter these meetings cover strategic matters with a time-frame extending beyond the current operating plans and budgets.

v) Treasury policy
The Board has a formal policy governing its treasury function, which is reviewed annually by the Board. The policy's objective is to produce a competitive yield on Group funds without exposing the Group to a significant level of risk, such that sufficient cash is preserved for working capital and investment needs. The following risks are explicitly addressed: liquidity, counterparty, product, interest, and exchange.

4. Provisions of the Code
Throughout the financial year ended 30 June 2004, and through to the date of approval of the financial statements, the Board consider that the Group has complied with Section 1 of the 1998 Combined Code except to the extent described below:

Non-Executive Directors' Service Contracts and Share Options
In accordance with the terms of their original appointments, Non-Executives currently serve under service contracts without a specified fixed term, but with notice periods of three months.

The Company has in the past granted options over ordinary shares to the senior Non-Executive Director. These grants occurred several years ago when the Company was a much smaller business than it is today, reflecting the very significant growth in the business over a short period of time. The senior Non-Executive Director is considered by the Board to be independent.

In addition, throughout the financial year ended 30 June 2004, and through to the date of approval of the financial statements, the Board considered that the Group has complied with Section1 of the Revised Combined Code except to the extent described below:

(a) Audit and Remuneration Committee Membership
The Audit and Remuneration Committees did not wholly comprise independent Non-Executive Directors throughout the financial year as required by provisions B.2.1 and C.3.1 of the Revised Combined Code. Following Greg Lock's appointment as Group Chairman he resigned from his position on the Remuneration Committee in Janurary 2004. Greg Lock remains a member of the Audit Committee because the Board believe him to be independent and highly value his input to the Committee's work.

(b) Board Performance Evaluations
The Company recently adopted a formal process for evaluating the performance of the Board as a whole, its committees, the individual Non-Executive Directors, and the Chairman as required by provision A.6 of the Revised Combined Code. As such this process has not been in place for the whole of the year under review.

(c) "Whistle-blowing" Procedures
The Company's current informal and unwritten procedures for reporting matters of employee concern have always encouraged open communications with all levels of staff including Executive Directors, but have not historically included encouraging employees or Executive Directors to communicate matters of concern to the Non-Executive Directors. These reporting procedures will be formalised and amended to encourage communication with any and all Board members, from the second quarter of fiscal year 2005.

Directors' remuneration report

Introduction

The purpose of this report is to inform shareholders of the Group's policy on Directors' remuneration as recommended by the Remuneration Committee and adopted by the full Board. The report details how the Board has complied with the Directors' Remuneration Report Regulations 2002 from the Department of Trade and Industry, and section B of the Combined Code.

Members of the Remuneration Committee and advisers

The Committee comprised of the following Non-Executive Directors during the year:
Rene Schuster (Chairman appointed 1 November 2003)
George Hayter
Jane Tozer
Simon Acland (Chairman resigned 1 November 2003)
Greg Lock (resigned 29 January 2004)

Simon Acland resigned from both the Committee and the Board. Greg Lock resigned from the Committee to comply with the revisions to the Combined Code, which state that the Chairman of the Board should not sit on the Remuneration Committee.

The Committee has received market data on competitive levels of compensation in the UK and US from New Bridge Street Consultants and Radford US during the year. The consulting firms provide information to the Human Resources department from time to time but are not retained to provide any specific consulting services for the Committee or the Group generally.

During the year the Committee has also consulted Steve Purdham and Greg Lock about its proposals relating to the remuneration of other Executive Directors. The Committee also consults with other senior members of staff on an occasional basis.

Terms of reference

The Committee works within detailed terms of reference, which are set by the Board. Copies of the Committee's terms of reference are available from the Group's web site, www.surfcontrol.com/company/cg and are summarised below:

> The scale and structure of all aspects of remuneration for the Executive Directors and the Non-Executive Chairman;
> The Group's overall policy on executive and senior management remuneration;
> The level and performance basis for share option or other share-based awards to Executive Directors, senior management and staff; and
> The maintenance of service agreements with the Chairman and Executive Directors.

The fees for Non-Executive Directors are a matter reserved for a Committee of the Board which does not include any Non-Executive Directors.

Remuneration policy

The Committee believes remuneration levels should be competitive, and based on individual contribution. The aim of its policy is to provide incentive structures which support the achievement of the Group's growth and financial performance goals. The current policy is to determine executive and senior management remuneration by reference to comparisons in the global software technology sector, whilst having regard to the relative performance and growth prospects for the Group, and the current and expected future performance of the individuals concerned. The Committee, when setting remuneration for the executives and senior management also takes into account practice applicable to other employees within the Group.

The Committee is of the view that a significant proportion of executive remuneration should be linked to corporate performance so that the interests of the executives are aligned as far as possible with those of shareholders. Performance related payments for the Executive Directors for the financial year ended June 2004 consisted of a combination of cash bonuses and share options.

There were no significant changes in the structure of executive cash-based remuneration since the end of the financial year, although the Committee is currently in the process of reviewing long-term incentive arrangements for the Executive Directors. There were no LTIP's in operation during the year under review. It is intended that neither Executive nor Non-Executive Directors will receive share options for the foreseeable future, but that Executive Directors will participate in a new long-term incentive scheme paying due regard to corporate governance best practice. Details of the proposed scheme will be presented to shareholders for approval as part of the notice of the 2004 Annual General Meeting. Other than the introduction of the new LTIP, the current intention of the Committee is to continue the same remuneration policy during the next and subsequent financial years.

Directors' remuneration report

Basic salary and benefits in kind
Basic salaries are subject to annual review and are fully pensionable. Salaries are designed to be competitive in order to recruit and retain excellent people.

Benefits in kind include a Company car (or allowance where appropriate) for UK based Directors, and access to Group employee medical schemes and life assurance cover for all Directors. These benefits are not pensionable.

Annual and monthly cash bonus scheme
Annual bonus arrangements are intended to provide incentives to the Executive Directors to achieve the Group's pre-determined operational objectives for the year under review. Executive bonuses are based on a mix of financial objectives relating to regional or Group revenue and Group EBITDA with minimum and threshold achievement levels. 75% of such bonus is payable if the Group attained 95% or more of the target EBITDA.

Cash bonus payments represented 48% of executive basic pay in the current year (2003: 53%) (2002: 40%). 70% of Executive Directors' cash bonus is uncapped. Bonuses are not pensionable.

Share options
The Remuneration Committee regards share options as an important component of total remuneration but intends to make only limited allocation of options in the future, for the benefit of senior management rather than Executive Directors as detailed above. The grant of options to senior management are subject to operational and individual targets, and are set in consultation with the CEO and the Executive team.

Up to now Executive Directors' entitlement to options under the Group scheme have been subject to the achievement of the following performance conditions:

For financial years 1999-2003 options were granted to executives based on a mix of Group revenue and EBITDA targets for the relevant year of account. Outstanding options arising from this period have been fully tested as to performance criteria and are eligible to vest in accordance with the terms of the original grant, or have otherwise lapsed.

For financial year 2004, 280,000 options were granted to the Executive Directors on 3 July 2003 at a price of £6.475, which was the closing middle market price on that day. Steve Purdham received 100,000 options and the other Executive Directors received 60,000 options each. The options were subject to the following performance and vesting conditions:

> 80% of options vest on 2 July 2004, subject to achievement of Group target EBITDA for the year ended 30 June 2004, with 75% of such options vesting if the Group attained 95% or more of target EBITDA;
> 10% of options vest on 2 July 2005, provided that the Company's total shareholder return (TSR) exceeds the median achieved by techMARK listed companies over the period July 2003-July 2005;
> 10% of options vest on 2 July 2005, provided that the Company's TSR is in the upper quartile achieved by techMARK listed companies over the period July 2003-July 2005.

Additionally, in the event that the Group EBITDA for the year ended 30 June 2004 performance condition is not achieved, or only partially achieved, the unvested options become eligible to vest on 2 July 2005 on the same TSR basis described in the paragraphs above. Fifty percent of the unvested options would then vest on the achievement of the median TSR and fifty percent on achieving a TSR in the upper quartile, but thereafter no further retesting of performance is permitted and the options lapse.

None of the above performance conditions have been varied during the financial year. Group EBITDA is assessed by reference to the published audited annual accounts of the Company. Following a review of the Group's full year 2004 management accounts, the Committee concluded that the Group EBITDA targets had not been achieved in all respects, and that accordingly all the relevant options would be re-tested under the above TSR criteria in July 2005.

Throughout the year under review the Committee has adopted the principle that the greater the potential award of options to participants, the more stretching shall be the relevant performance target. The Committee has not formally valued share options that it has approved.

There is no limit set on the number of options held by any individual participants in the Company's share option schemes, including Directors, as the allocation of options is wholly at the discretion of the Committee. The Group's current share option scheme is operated without significant external management cost.

Directors' remuneration report

Service Contracts

The Company has service agreements with its Directors. It is the Remuneration Committee's policy that such agreements should contain notice periods of not more than 12 months, and that provision for compensation for loss of office is limited in scope to the termination provisions as set in each Executive Director's contract. Details of agreements in place for the current Directors is as follows:

Director	Date of contract	Term	Notice period	Provision for compensation
Greg Lock	17 October 2000	Equivalent to the minimum notice period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance.
Steve Purdham	1 March 1998	Equivalent to the minimum notice period.	Not less than 12 months by either party.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee tax and national insurance.
Simon Wilson	7 February 2000	Equivalent to the minimum notice period.	12 months by the Company or 3 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee social security taxes.
Patrick Jolly	28 August 2000	Equivalent to the notice period given by the relevant party.	Not less than 12 months by the Company or 6 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee tax and national insurance.
Kevin Blakeman	17 November 2000 (as varied 13 December 2001)	Equivalent to the minimum notice period.	12 months by the Company or not less than 3 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and he cash tequivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee social security taxes.

Directors' remuneration report

Director	Date of contract	Term	Notice period	Provision for compensation
George Hayter	15 June 1998	Equivalent to the minimum period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant notice tax and national insurance.
Jane Tozer	1 November 2003	Equivalent to the minimum notice period with an initial term of three years.	Not less than 3 months by either party.	Fees for 3 months and all non-reimbursed expenses
Rene Schuster	1 November 2003	Equivalent to the minimum notice period with an initial term of three years.	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance.

Details of the service agreements in respect to the other Directors who have served during the year are as follows:

Rob Barrow	1 March 1998 (as varied on 11 June 2001)	Equivalent to the minimum notice period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance
(1) Quester Services Limited* (2) Simon Acland	15 June 1998	Equivalent to the minimum notice period	Not less than 3 months by either party.	Fees for 3 months and all non-reimbursed expenses.

*Quester Services Limited employed Simon Acland as a director.

Each agreement also contains post termination restrictive covenants, which place limitations on solicitation of customers or employees, and acting in competition with the business of the Group.

Performance graph
The graph below sets out the cumulative TSR of the Company and those companies comprising the FTSE techMARK All Share Index for the period of 5 years from July 1999 to June 2004. In the opinion of the Directors this is the principal index used by the investment community as a benchmark for performance comparison with the Company

Earnings from other Directorships held
Steve Purdham earned and retained fees of $3,479 from his Non-Executive position on the Board of the Manchester Technology Fund Limited. Patrick Jolly earned and retained fees of $52,185 from his Non-Executive position on the Board of Findel plc.

Directors' remuneration report

Audited Information

Share options

The following table shows the movement in interests in share option held by Directors during the year under review.

	Exercise price	Exercise period	1 July 2003	Granted in the year*	Lapsed in the year*	Exercised in the year*	30 June 2004
Steve Purdham	331p	15/7/00–15/7/09	150,000	–	–	–	150,000
	434p	30/11/00–29/11/09	150,000	–	–	–	150,000
	849p	14/6/01–13/6/10	160,000	–	–	–	160,000
	365p	30/6/02– 29/6/11	150,000	–	–	–	150,000
	421p	3/7/03–2/7/12	160,000	–	–	–	160,000
	647.50p	2/7/05–1/7/13	–	100,000	–	–	100,000
Steve Purdham – non beneficial	321p	5/10/00–4/10/09	3,000	–	–	–	3,000
	849p	14/6/01–13/6/10	3,200	–	–	–	3,200
Simon Wilson	849p	21/2/01–20/2/10	180,000	–	–	–	180,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	50,000	–	–	–	50,000
	647.50p	2/7/05–1/7/13	–	60,000	–	–	60,000
Patrick Jolly	849p	10/9/01–9/9/10	260,000	–	–	–	260,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	40,000	–	–	–	40,000
	647.50p	2/7/05–1/7/13	–	60,000	–	–	60,000
Kevin Blakeman	321p	5/10/00–4/10/09	6,000	–	–	–	6,000
	849p	9/2/01–8/2/10	8,000	–	–	–	8,000
	849p	14/6/01–13/6/10	12,000	–	–	–	12,000
	738p	29/11/01–28/11/10	85,000	–	–	–	85,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	40,000	–	–	–	40,000
	647.5p	2/7/05–1/7/13	–	60,000	–	–	60,000
George Hayter	186p	11/9/99–7/10/08	5,200	–	–	(5,200)	–
	849p	9/2/01–8/2/10	800	–	–	–	800
Rob Barrow	434p	30/11/00–29/11/09	150,000	–	–	(150,000)	–
	849p	14/6/01–13/6/10	80,000	–	(80,000)	–	–

Patrick Jolly and George Hayter exercised 25,000 and 5,200 options on 9 September 2003 at a market price of £8.75. They made gains of £125,700 and £35,828 respectively. Simon Wilson and Kevin Blakeman exercised 25,000 options each on the same date at a market price of £8.40, and made gains of £118,750 each. Following his retirement as a Director, Rob Barrow was eligible, under the terms of his severance agreement, to exercise outstanding options by 30 June 2004. He exercised 75,000 options with a grant price of £4.34 on 9 March 2004 at a market price of £5.75, and made a gain of £105,750. A further 75,000 options with a grant price of £4.34 were exercised on 28 April 2004 at a market price of £6.16, giving a gain of £136,500. Rob Barrow's remaining options lapsed on 30 June 2004, following his retirement from the Board.

The market price of the Company's shares at the end of the financial year was £6.10 and ranged between £5.10 and £10.675 during the year.

Directors' remuneration report

Details of Directors' emoluments

	Salary/fees 2004 $'000	Bonus 2004 $'000	Benefits in kind 2004 $'000	Total 2004 $'000	Total 2003 $'000	Total 2002 $'000
Steve Purdham*	**339**	**165**	**23**	**527**	454	365
Simon Wilson	**285**	**145**	**14**	**444**	469	336
Patrick Jolly	**348**	**128**	**43**	**519**	459	352
Kevin Blakeman	**223**	**136**	**9**	**368**	373	370
Greg Lock	**89**	**–**	**–**	**89**	40	36
George Hayter	**49**	**–**	**–**	**49**	40	36
Jane Tozer (appointed 1 November 2003)	**35**	**–**	**–**	**35**	–	–
Rene Schuster (appointed 1 November 2003)	**35**	**–**	**–**	**35**	–	–
Rob Barrow (resigned 1 November 2003)	**47**	**–**	**–**	**47**	158	144
Simon Acland (resigned 1 November 2003)	**14**	**–**	**–**	**14**	40	36
Shelagh Rogan (resigned 11 September 2001)	**–**	**–**	**–**	**–**	–	342
	1,464	**574**	**89**	**2,127**	2,033	2,017

* Highest paid Director

Included in benefits for Steve Purdham is $21,000 for a car expense allowance (2003:$19,000) (2002:$3,000). No other Director received an expense allowance in the year.

The amounts shown in the above table of Directors' emoluments for Simon Acland represent payments to Quester Services Limited who employed him as a Director. The Company pays the current Non-Executive Directors a fixed basic fee of £25,000 ($43,000) per annum. Rene Schuster and Jane Tozer also receive an additional £5,000 ($9,000) per annum for their services as Chairmen of the Remuneration and Audit Committees. George Hayter also receives an additional £5,000 ($9,000) per annum for his position as senior independent Non-Executive Director. Non-Executive fees are reviewed annually by the Chairman and Executive Board and are set at levels which are considered appropriate to attract and maintain individuals with requisite experience.

Retirement benefits

The Group operates defined contribution schemes for its Executive Directors, consistent with its policy for its employees. The Parent company contributes 5% of basic salary into the Company's UK based pension scheme and such further amounts as may be agreed by the Committee into an executive money purchase pension scheme for Steve Purdham. SurfControl Inc. provides 401k employer contributions for US based executives at the lower of 3% of annual salary or 50% of the personal contributions paid by the executive.

Directors' remuneration report

These schemes are administered independently of the Company. Details of contributions made by the Group on behalf of Directors are given below:

	2004 $'000	2003 $'000	2002 $'000
Steve Purdham	**63**	54	47
Simon Wilson	**4**	6	7
Patrick Jolly	**17**	16	16
Kevin Blakeman	**7**	7	5
Greg Lock	**–**	–	–
George Hayter	**–**	–	–
Jane Tozer	**–**	–	–
Rene Schuster	**–**	–	–
Rob Barrow	**–**	–	–
Simon Acland	**–**	–	–
Shelagh Rogan	**–**	–	34
	91	83	109

Interest in shares

The Directors who held office at the end of the financial year, and their immediate families, had the following interests in the shares of the Company:

	Ordinary 10p shares 30 June 2004	Ordinary 10p shares 30 June 2003
Steve Purdham	**95,000**	120,000
Simon Wilson – beneficial	**1,330**	430
Simon Wilson – non beneficial	**1,000**	–
Patrick Jolly	**3,489**	–
Kevin Blakeman	**8,500**	8,500
Greg Lock	**17,500**	19,500
George Hayter	**9,450**	9,450
Jane Tozer	**–**	–
Rene Schuster	**10,000**	–

There were no changes in Directors' interests between 30 June 2004 and the date of this report.

By order of the board

Rene Schuster
Chairman of the Remuneration Committee
6 September 2004

Independent auditors' report to the members of SurfControl plc

We have audited the financial statements on pages 41 to 67. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and the Directors' remuneration report. As described on page 25, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate governance report and the un-audited part of the Directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

> the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2004 and of the profit of the Group for the year then ended; and
> the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Manchester, England
6 September 2004

Group profit & loss account

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Turnover				
Continuing operations	3	**86,859**	73,232	54,167
Acquisitions	3	**476**	–	–
	2	**87,335**	73,232	54,167
Cost of sales		**(1,393)**	(723)	(643)
Gross profit		**85,942**	72,509	53,524
Selling and distribution costs	3	**(44,025)**	(39,740)	(32,854)
Research and development	3	**(9,678)**	(7,530)	(6,358)
General and administrative costs	3	**(16,813)**	(14,580)	(12,872)
Amortisation of intangible assets and depreciation	3,6	**(3,148)**	(2,779)	(71,709)
Movement in share option provision	3,16	**(49)**	(487)	(20)
Total administrative expenses		**(29,688)**	(25,376)	(90,959)
Operating profit/(loss)				
Continuing operations	3	**13,648**	7,393	(70,289)
Acquisitions	3	**(1,419)**	–	–
	6	**12,229**	7,393	(70,289)
Proceeds from disposal of business		**311**	381	253
Profit/(loss) on ordinary activities before interest and taxation	2	**12,540**	7,774	(70,036)
Net interest receivable and similar items	7	**1,859**	1,105	651
Profit/(loss) on ordinary activities before taxation		**14,399**	8,879	(69,385)
Tax on profit/loss on ordinary activities	8	**(2,862)**	(2,516)	980
Profit/(loss) on ordinary activities after taxation and retained profit/(loss) for the period	18,19	**11,537**	6,363	(68,405)
Basic earnings/(loss) per ordinary share (cents)	4	**37.3**	20.9	(225.9)
Diluted earnings/(loss) per share (cents)	4	**36.0**	20.8	(225.9)

There is no material difference between the reported results and the results calculated on an historical cost basis.

All results are from continuing activities except for proceeds from disposal of business.

An unaudited reconciliation between the Group profit on ordinary activities after taxation and EBITDA is shown on page 68.

Group statement of total recognised gains & losses

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) for the year		**11,537**	6,363	(68,405)
Unrealised exchange difference on translation	18,19	**3,355**	1,095	(105)
Total recognised gains and losses relating to the financial year		**14,892**	7,458	(68,510)

The notes on pages 46 to 67 form part of these financial statements.

Group balance sheet

as at 30 June 2004

	Notes	**2004 $'000**	2003 $'000	2002 $'000
Fixed assets				
Intangible assets	9	**12,554**	–	1,152
Tangible assets	10	**4,065**	3,268	2,950
		16,619	3,268	4,102
Investments	11	**31**	29	7
		16,650	3,297	4,109
Current assets				
Stocks	12	**69**	–	18
Debtors	13	**31,681**	24,138	14,149
Cash at bank and in hand	24,26	**87,477**	61,707	35,454
		119,227	85,845	49,621
Creditors: amounts falling due within one year	14	**(72,226)**	(52,241)	(35,642)
Net current assets		**47,001**	33,604	13,979
Total assets less current liabilities		**63,651**	36,901	18,088
Creditors: amount falling due after more than one year	15	**(26,001)**	(16,742)	(7,126)
Provisions for liabilities and charges	16	**(446)**	(540)	(72)
		37,204	19,619	10,890
Capital and reserves				
Called up share capital	17,18	**5,027**	4,946	4,904
Share premium account	18	**3,803**	79	63,724
Merger reserve	18	**–**	–	130,407
Capital redemption reserve	18	**882**	882	882
Profit and loss account	18	**27,492**	13,712	(189,027)
Shareholders' funds		**37,204**	19,619	10,890
Shareholders' funds comprise:				
Equity shareholders' funds	19	**37,204**	19,619	10,890

Approved by the Board of Directors on 6 September 2004 and signed on its behalf by;

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 46 to 67 form part of these financial statements.

Company balance sheet

as at 30 June 2004

	Notes	2004 $'000	2003 $'000	2002 $'000
Fixed assets				
Intangible assets	9	**11,911**	–	–
Tangible assets	10	**1,426**	1,308	1,395
		13,337	1,308	1,395
Investments	11	**199,754**	187,208	186,459
		213,091	188,516	187,854
Current assets				
Stocks	12	**–**	–	18
Debtors	13	**15,993**	5,714	3,700
Cash at bank and in hand		**55,630**	36,503	13,664
		71,623	42,217	17,382
Creditors: amounts falling due within one year	14	**(38,462)**	(14,222)	(7,799)
Net current assets		**33,161**	27,995	9,583
Total assets less current liabilities		**246,252**	216,511	197,437
Creditors: amount falling due after more than one year	15	**(12,577)**	(3,880)	(1,922)
Provisions for liabilities and charges	16	**(446)**	(540)	(72)
		233,229	212,091	195,443
Capital and reserves				
Called up share capital	17,18	**5,027**	4,946	4,904
Share premium account	18	**3,803**	79	63,724
Merger reserve	18	**130,407**	130,407	130,407
Capital redemption reserve	18	**882**	882	882
Profit and loss account	18	**93,110**	75,777	(4,474)
Shareholders' funds		**233,229**	212,091	195,443
Shareholders' funds comprise:				
Equity shareholders' funds	19	**233,229**	212,091	195,443

Approved by the Board of Directors on 6 September 2004 and signed on its behalf by;

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 46 to 67 form part of these financial statements.

Group statement of cash flow

for the years ended 30 June

	Notes	**2004 $'000**	2003 $'000	2002 $'000
Net cash inflow from operating activities	22	**32,637**	24,093	11,686
Returns on investments and servicing of finance	23	**1,792**	741	630
Taxation		**(5,536)**	(1,048)	150
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,267)**	(1,633)	(1,061)
Purchase of investments		**–**	(19)	(4)
Sale of tangible fixed assets		**17**	28	64
Net cash outflow from capital expenditure and financial investment		**(2,250)**	(1,624)	(1,001)
Acquisitions and disposals				
Purchase of subsidiary undertaking		**(8,910)**	–	–
Cash acquired with subsidiary undertaking		**120**	–	–
Proceeds from disposal of business		**311**	381	253
Net cash inflow from acquisitions and disposals		**(8,479)**	381	253
Net cash inflow before management of liquid resources and financing		**18,164**	22,543	11,718
Management of liquid resources	24	**(7,470)**	(15,620)	4,075
Financing				
Proceeds from share issue		**3,750**	1,271	523
Purchase of own shares for treasury		**(839)**	–	–
Issue costs		**–**	–	50
Repayment of amounts borrowed		**–**	–	(32)
Net repayment of capital element of finance	24	**(38)**	(45)	(160)
Net cash inflow from financing		**2,873**	1,226	381
Increase in cash in the period	24	**13,567**	8,149	16,174

The notes on pages 46 to 67 form part of these financial statements.

Reconciliation of net cash flow to movement in net funds

for the years ended 30 June

	Notes	**2004 $'000**	2003 $'000	2002 $'000
Increase in cash in the period		**13,567**	8,149	16,174
Cash outflow from decrease in debt and lease financing	24	**38**	45	192
Net transfers from liquid resources	24	**7,470**	15,620	(4,075)
Change in net funds resulting from cash flows	24	**21,075**	23,814	12,291
New finance leases	24	**–**	–	(64)
Difference on translation	24	**4,727**	2,477	591
Movement in net funds in the period		**25,802**	26,291	12,818
Net funds at 1 July 2003/1 July 2002/1 July 2001	24	**61,634**	35,343	22,525
Net funds at 30 June 2004/30 June 2003/30 June 2002	24	**87,436**	61,634	35,343

The notes on pages 46 to 67 form part of these financial statements.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items considered material in relation to the Group's financial statements.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards. The functional currency of the Group is US dollars as the majority of the Group's business is conducted in the United States and accordingly amounts in the financial statements are denominated in that currency.

Basis of Consolidation

The Group financial statements consolidate the financial statements of SurfControl plc and its subsidiary undertakings made up to 30 June 2004. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the consolidated profit and loss account from the date of acquisition.

Under section 230 (4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

Turnover and deferred income

Turnover represents the value of goods and services (net of VAT and other regional sales tax) delivered in the normal course of business. Turnover from perpetual software and appliance license sales is recognised once the license is delivered, all significant obligations in relation to the sale have been fulfilled, and where the sales price is fixed and determinable. Sales made via channel partners are neither invoiced, nor recognised as turnover, until the product or service is delivered to the end customer. Turnover from the following items are recognised over the relevant period of the contract on a straight-line basis: software/appliance support and maintenance, content list subscriptions, Cyber Patrol home product subscriptions, and OEM contract licenses. Turnover from services is recognised upon completion. Where the proportion of the total sale price attributable to different elements of the sale is not specifically identified, an estimate is made based upon the published list prices for each of the individual elements.

Deferred income represents the value of goods and services (net of VAT and other regional sales tax) that has been invoiced but not considered delivered or completed, plus the unrecognised portion of turnover from software/appliance support and maintenance, content list subscriptions, Cyber Patrol home product subscriptions, and OEM contract licenses. Deferred income is carried forward within creditors, and released to turnover in the profit and loss account in future periods.

Research and development

All research and development expenditure is written off as incurred.

Technical support

All pre-and post sales support expenditure is written off as incurred.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Group operates a number of defined contribution pension schemes, the assets of which are held separately from those of the Group in independently administered funds. Contributions are charged to the profit and loss account as incurred.

Share options

The tax charge arising on the future potential exercise of Inland Revenue unapproved options is charged to the profit and loss account over the period from the date of grant to the date options unconditionally vest with the employee. The charge is based upon the difference between the option exercise price and the closing market price at the balance sheet date.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies cont.

Intangible assets and goodwill

Intangible assets include the fair value of acquired intellectual property and goodwill. Acquired goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Acquired intellectual property is also capitalised, where in the opinion of the Directors it satisfies the recognition criteria given in FRS 10, Goodwill and Intangible Assets. Acquired intellectual property and positive goodwill is amortised to nil by equal annual instalments over its estimated useful economic life. For acquisitions to date, the estimated useful economic life of these assets has been two years.

On the subsequent disposal or termination of the business, the profit and loss on disposal or termination is calculated after charging the un-amortised amount of any related goodwill.

Tangible fixed assets and depreciation

Tangible fixed assets fixed are recorded at cost as and when they are delivered and available for use. The carrying value of such assets is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Included within tangible fixed assets are the project costs associated with the construction of various software and hardware systems for use within the Group's internal systems. Cost includes basic salary, related employer tax costs, and travel expenses for computer engineers, for the duration of the development stage of the application. Also included in the asset cost are any related external consultancy or engineering fees. All costs relating to initial planning or aborted projects are written off to profit and loss account as incurred.

Assets in the course of construction are not depreciated until they are completed, at which time the final asset cost is transferred to Computer equipment and software or Fixtures and fittings.

Depreciation is provided at rates calculated to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Computer equipment and software	– over 3 years
Motor vehicles	– over 4 years
Fixtures and fittings	– over 5 years

Investments

Fixed asset investments, which principally relate to the Company's investment in subsidiary undertakings, are stated at cost less any provisions for impairment in value.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost is determined on a "first in, first out" basis. Net realisable value is determined on the basis of expected selling price less any further anticipated costs that may be incurred prior to completion or disposal.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand, deposits repayable on demand and investments in instant access money market managed funds. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of one year or less and certificates of deposit.

Leasing and hire purchase commitments

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The corresponding liability for the capital element is recorded as borrowings, and the interest element of the rental obligations is charged to the profit and loss account over the period of the lease on a straight-line basis. Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies cont.

Foreign currencies

Monetary assets and liabilities of each entity denominated in currencies other than the functional currency of the Group are translated at the rates of exchange ruling at the balance sheet date. Transactions in such currencies are recorded at the average rate ruling during the period of the transaction. Exchange differences arising from the translation of the opening net assets of entities which principally operate in currencies other than US dollars to the exchange rate ruling at the balance sheet date, and the difference between the profit and loss accounts of such entities translated at an average rate and at the closing rate, are recorded as movements on reserves. All other differences are taken to the profit and loss account.

Relevant rates of exchange were:

Balance sheet rate of exchange (US Dollar to local currency)	**2004**	2003	2002
UK Sterling	**1.81**	1.65	1.53
Euro	**1.22**	1.15	0.99
Australian Dollar	**0.70**	0.67	0.56
Chinese Yuan	**0.12**	n/a	n/a

Profit and loss account average rate of exchange (US Dollar to local currency).	**2004**	2003	2002
UK Sterling	**1.74**	1.58	1.44
Euro	**1.19**	1.05	0.90
Australian Dollar	**0.71**	0.59	0.53
Chinese Yuan	**0.12**	n/a	n/a

2. Segmental analysis

Analysis by geographical area

A geographical analysis of the Group's turnover, profit/(loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**15,778**	11,792	7,865
Mainland Europe	**7,357**	4,493	3,282
North America	**57,395**	52,381	40,696
Rest of the world	**6,805**	4,566	2,324
	87,335	73,232	54,167

Turnover by origin	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**19,108**	14,572	9,635
Mainland Europe	**5,553**	3,384	2,352
North America	**57,216**	52,553	40,856
Rest of the world	**5,458**	2,723	1,324
	87,335	73,232	54,167

Notes to the financial statements

for the years ended 30 June

2. Segmental analysis cont.

Profit /(loss) before interest and tax	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**5,679**	6,111	(11,981)
Mainland Europe	**(87)**	28	(2,955)
North America	**9,332**	51	(55,155)
Rest of the world	**(2,384)**	1,584	55
	12,540	7,774	(70,036)

Net assets / (liabilities)	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**(27,485)**	(10,396)	(3,418)
Mainland Europe	**(4,508)**	(2,517)	(1,869)
North America	**(14,767)**	(27,304)	(18,609)
Rest of the world	**(3,472)**	(1,798)	(557)
	(50,232)	(42,015)	(24,453)
Head office and central administration	**87,436**	61,634	35,343
	37,204	19,619	10,890

Profit/(loss) before interest and tax and net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $87,477,000 and finance lease obligations of $41,000 at 30 June 2004. (2003: Cash balances: $61,707,000, Finance lease obligations: $73,000) (2002: Cash balances: $35,454,000,Finance lease obligations: $111,000).

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, development and sale of software.

Notes to the financial statements
for the years ended 30 June

3. Analysis of operations

	Continuing operations $'000 2004	Acquisitions $'000 2004	Total $'000 2004
Turnover	**86,859**	**476**	**87,335**
Cost of sales	(1,280)	(113)	(1,393)
Gross profit	**85,579**	**363**	**85,942**
Selling and distribution costs	(43,812)	(213)	(44,025)
Research and development	(9,622)	(56)	(9,678)
General and administrative costs	(16,660)	(153)	(16,813)
Amortisation of intangible assets	–	(1,351)	(1,351)
Depreciation	(1,788)	(9)	(1,797)
Movement in share option provision	(49)	–	(49)
Operating profit	**13,648**	**(1,419)**	**12,229**

4. Earnings/(Loss) per share

Basic and diluted earnings/(loss) per ordinary share are calculated as follows:

	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation (for basic and diluted earnings per share)	**11,537**	6,363	(68,405)
Basic weighted average ordinary shares in issue	**30,974,588**	30,426,265	30,275,479
Dilutive effect of share options	**1,036,691**	192,885	–
Diluted weighted average ordinary shares in issue	**32,011,279**	30,619,150	30,275,479
Basic earnings/(loss) per ordinary share (cents)	**37.25**	20.91	(225.90)
Diluted earnings/(loss) per ordinary share (cents)	**36.04**	20.78	(225.90)

Share options in issue and outstanding at 30 June 2002 had no dilutive effect as the Group made a loss on ordinary activities after taxation during that financial year.

Own shares held by the Company of 106,000 (2003: nil) (2002: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

Notes to the financial statements

for the years ended 30 June

5. Staff costs

	2004 $'000	2003 $'000	2002 $'000
Wages and salaries	**35,077**	31,287	24,439
Social security costs	**3,221**	2,964	2,162
Other pension costs (note 21)	**1,013**	845	567
	39,311	35,096	27,168

Staff costs include Directors' remuneration which is analysed further in the Directors' Remuneration report on pages 33 to 39.

Included in Wages and salaries was $977,000 (2003: $1,320,000) (2001: $1,020,000) arising from performance related bonuses earned during the year. These bonuses (which exclude Directors' bonuses and commission paid to sales staff) relate to the achievement of predetermined individual, regional, or global corporate targets.

The average monthly number of employees during the year was:

	2004	2003	2002
Selling and distribution	**270**	245	227
Research and development	**119**	108	97
Administration	**75**	75	69
	464	428	393

Notes to the financial statements

for the years ended 30 June

6. Operating profit/(loss)

	2004 $'000	2003 $'000	2002 $'000
Operating profit/(loss) is arrived at after charging:			
Depreciation:			
Owned assets	**1,754**	1,580	1,324
Assets held under finance leases and hire purchase contracts	**43**	47	85
Loss on disposal of fixed assets	**31**	109	28
Amortisation of intangible assets	**1,351**	1,152	70,300
Auditors' remuneration	**296**	284	147
Other fees payable to the auditors and their associates:			
Further assurance services	**77**	67	83
Tax advisory services	**547**	419	297
Other non-audit services	**2**	9	27
Operating lease rentals:			
Equipment and vehicles	**115**	105	152
Land and buildings	**2,703**	2,572	2,323

Other fees payable to the auditors and their associates in the year include tax advisory fees which primarily relate to tax compliance, co-ordination and planning. Further assurance services in the year mainly relate to fees for review of the Group's un-audited interim and quarterly financial statements, together with advice in respect of the transition to International Accounting Standards. In addition, amounts paid to the auditors in connection with acquisition due diligence that have been capitalised were $124,000 (2003: $nil) (2002: $nil).

Auditors' remuneration for audit services includes $100,000 (2003: $93,000) (2002: $70,000) in respect of the parent company.

7. Net interest receivable and similar items

	2004 $'000	2003 $'000	2002 $'000
Bank and bank loan interest payable	**(3)**	(2)	(4)
Finance lease and hire purchase interest payable	**(8)**	(10)	(18)
Other interest payable	**(9)**	(40)	(14)
	(20)	(52)	(36)
Bank interest receivable	**1,879**	1,157	687
Net interest receivable	**1,859**	1,105	651

Notes to the financial statements

for the years ended 30 June

8. Taxation on ordinary activities

	2004 $'000	2003 $'000	2002 $'000
US Federal and state tax	**(669)**	(1,927)	239
Non US Corporation tax	**(4,847)**	(3,729)	(24)
Adjustments in respect of previous years	**222**	(136)	–
Total current tax (charge)/credit	**(5,294)**	(5,792)	215
Deferred tax	**2,432**	3,276	765
Total tax (charge)/credit	**(2,862)**	(2,516)	980

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the near future and other timing differences existing at the financial year end.

The total current tax charge in the year is greater than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

Reconciliation of total current tax charge /(credit)	**2004 $'000**	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities before taxation	**14,399**	8,879	(69,385)
Tax charge/(credit) on profit/loss on ordinary activities implied by the UK standard rate of 30%	**4,320**	2,664	(20,816)
Factors affecting the tax charge/credit:			
Expenses not deductible for tax purposes on a permanent basis	**(37)**	778	6,732
Goodwill amortisation charged in the year, and deductible for tax purposes in future years	**–**	–	13,163
Other short term timing differences	**(2,332)**	3,941	742
Adjustment to tax charge/credit in respect of prior years	**(222)**	136	239
Deferral of tax losses arising in the year	**3,730**	90	932
Utilisation of prior year tax losses in the year	**(165)**	(1,817)	(1,207)
Total current tax charge/(credit)	**5,294**	5,792	(215)

A reconciliation to the deferred tax assets balance carried in the Group balance sheet and shown in note 13, is given below:

	$'000
Deferred tax assets at 1 July 2003	4,184
Deferred tax asset from above	2,432
Exchange differences arising in the year	64
Deferred tax assets at 30 June 2004	**6,680**

Notes to the financial statements

for the years ended 30 June

9. Intangible assets

Group	Goodwill $'000	Intellectual Property $'000	Total $'000
Cost:			
At 1 July 2003	–	–	–
Arising from acquisitions	711	13,194	13,905
At 30 June 2004	711	13,194	13905
Amortisation:			
At 1 July 2003	–	–	–
Provided during the year	(68)	(1,283)	(1,351)
At 30 June 2004	(68)	(1,283)	(1,351)
Net book value at 30 June 2004	**643**	**11,911**	**12,554**
Net book value at 30 June 2003	–	–	–
Net book value at 30 June 2002	1,152	–	1152

Further details of the consideration given for these acquisitions and the provisional fair value of net assets acquired is given below.

In the Company the acquisition has been dealt with as follows:

Company	Intellectual Property $'000
Cost:	
At 1 July 2003	–
Arising from acquisitions	13,194
At 30 June 2004	13,194
Amortisation:	
At 1 July 2003	–
Provided during the year	(1,283)
At 30 June 2004	(1,283)
Net book value at 30 June 2004	**11,911**
Net book value at 30 June 2003	–
Net book value at 30 June 2002	–

Acquisition of appliance technology and Chinese based sales distributor
On 19 April 2004 the Group completed the purchase of Linux based appliance technology from SecureM, Inc, together with operational control of its China based sales and distribution operation, Beijing Messagesoft Technology Co., Ltd., ("Messagesoft") a company incorporated in the People's Republic of China.

The aggregate consideration was $13,194,000 comprising purchase consideration of $12,808,000 and acquisition costs of $386,000.

Included in the purchase price is deferred consideration consisting of a retention provision of $1,000,000 payable in April 2005, and an estimated earnout of $3,123,000, payable over the period July 2004-January 2005 (see note 14).

Notes to the financial statements

for the years ended 30 June

9. Intangible assets cont.

An analysis of the book and provisional fair value of assets and liabilities acquired is given below:

	Book value $'000	Fair value adjustments[1] $'000	Provisional fair values $'000
Intellectual property	–	–	13,194
Net liabilities of Messagesoft structured as follows:			
Fixed assets	38	(26)	12
Stock	132	(32)	100
Debtors	64	–	64
Cash at bank and in hand	120	–	120
Creditors due within one year	(347)	(660)	(1,007)
Net liabilities of Messagesoft	7	(718)	(711)
Goodwill			711
Total cost was settled by:			
Cash consideration including costs			9,071
Deferred consideration			4,123
			13,194

[1] Fair value adjustments relate to depreciation of fixed assets, expensing of unidentified stock and incorporation of accruals for unrecorded payroll compensation and Chinese taxes.

Messagesoft recorded a loss on ordinary activities after taxation, under its accounting policies, of $28,000 for the period 1 January 2004 to the date of acquisition and a loss on ordinary activities after taxation of $20,000 in its preceding financial year ended 31 December 2003.

Notes to the financial statements

for the years ended 30 June

10. Tangible fixed assets

Group	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2003	4,592	333	1,947	87	6,959
Exchange adjustment	218	4	126	9	357
Additions	1,533	758	190	–	2,481
Acquisition of subsidiary undertaking	12	–	–	–	12
Disposals	(137)	–	(74)	–	(211)
Reclassification	100	(586)	486	–	–
At 30 June 2004	**6,318**	**509**	**2,675**	**96**	**9,598**
Depreciation:					
At 1 July 2003	2,688	–	951	52	3,691
Exchange adjustment	127	–	69	12	208
Provided during the year	1,297	–	479	21	1,797
Disposals	(105)	–	(58)	–	(163)
At 30 June 2004	**4,007**	**–**	**1,441**	**85**	**5,533**
Net book value at 30 June 2004	**2,311**	**509**	**1,234**	**11**	**4,065**
Net book value at 30 June 2003	1,904	333	996	35	3,268
Net book value at 30 June 2002	1,892	–	997	61	2,950

Company	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2003	1,616	–	1,122	87	2,825
Exchange adjustment	183	4	109	9	305
Additions	703	84	31	–	818
Disposals	(102)	–	(74)	–	(176)
At 30 June 2004	**2,400**	**88**	**1,188**	**96**	**3,772**
Depreciation:					
At 1 July 2003	872	–	587	58	1,517
Exchange adjustment	105	–	66	6	177
Provided during the year	542	–	242	21	805
Disposals	(95)	–	(58)	–	(153)
At 30 June 2004	**1424**	**–**	**837**	**85**	**2,346**
Net book value at 30 June 2004	**976**	**88**	**351**	**11**	**1,426**
Net book value at 30 June 2003	744	–	535	29	1,308
Net book value at 30 June 2002	725	–	615	55	1,395

Notes to the financial statements

for the years ended 30 June

10. Tangible fixed assets cont.

Assets held under hire purchase agreements included within tangible assets were as follows:

Group	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2004	**21**	**48**
Net book value at 30 June 2003	32	64
Net book value at 30 June 2002	56	78

Depreciation charged on fixed assets held under finance lease arrangements was: motor vehicles $21,000 (2003: $27,000) (2002: $69,000) and on fixtures and fittings $22,000 (2003: $20,000) (2002: $16,000).

Company	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2004	**11**	**48**
Net book value at 30 June 2003	32	64
Net book value at 30 June 2002	56	78

Depreciation charged on fixed assets held under finance leases was as for Group.

11. Investments

Group	**2004 $'000**	2003 $'000	2002 $'000
Fixed asset investments:			
At 1 July 2003/1 July 2002/1 July 2001	**29**	7	3
Additions	**–**	22	4
Exchange adjustment	**2**	–	–
Fixed asset investments at 30 June 2004/30 June 2003/30 June 2002	**31**	29	7

Fixed asset investments, which are stated at cost, wholly relate to bond holdings required by Austrian law to cover severance obligations towards employees based in that country, payable in the event of a compulsory winding up of SurfControl GmbH.

Company	**2004 $'000**	2003 $'000	2002 $'000
Investments in subsidiary undertakings:			
At 1 July 2003/1 July 2002/1 July 2001	**59,045**	55,032	55,016
Transfers	**–**	4,013	–
Share subscriptions	**–**	–	16
At 30 June 2004/30 June 2003/30 June 2002	**59,045**	59,045	55,032
Amounts owed by subsidiary undertakings:			
At 1 July 2003/1 July 2002/1 July 2001	**128,163**	131,427	112,176
Transfers	**(3,291)**	(4,013)	–
Net additions	**15,837**	749	19,251
At 30 June 2004/30 June 2003/30 June 2002	**140,709**	128,163	131,427
Total unquoted investments	**199,754**	187,208	186,459

Amounts owed by subsidiary undertakings are included within investments where the the subsidiary and the Company have agreed that the debt will not be settled in the foreseeable future.

Principal trading subsidary undertakings, included in the Group accounts at 30 June 2004, are as shown below. All of these subsidiary undertakings with the exception of Beijing Messagesoft Technology Co., Ltd., ("Messagesoft") are directly and wholly owned.

Notes to the financial statements

for the years ended 30 June

11. Investments cont.

The Company, under the terms of its sale and purchase agreement with SecureM, Inc. has control over the operational and financial policies of Messagesoft, and accordingly Messagesoft has been accounted for as a subsidiary of the Group. All companies, including Messagesoft are engaged in the internet filtering and secure content management market. A full list of companies will be included in the Company's next annual return.

Subsidiary name	Country of incorporation
SurfControl Inc	United States
SurfControl GmbH[1]	Austria
SurfControl BV	Holland
SurfControl Pty Limited	Australia
Beijing Messagesoft Technology Co., Ltd.,	People's Republic of China

[1] The results of SurfControl GmbH, a company incorporated in Austria, include those of its wholly owned subsidiary SurfControl GmbH, a company incorporated in Germany, engaged in the business of internet filtering and secure management software.

12. Stocks

Group	**2004 $'000**	2003 $'000	2002 $'000
Goods for resale	**69**	–	18

Company	**2004 $'000**	2003 $'000	2002 $'000
Goods for resale	**–**	–	18

13. Debtors

Group	**2004 $'000**	2003 $'000	2002 $'000
Trade debtors	**20,524**	17,647	12,077
Other debtors	**27**	64	49
Taxation recoverable	**1,475**	–	–
Deferred tax assets	**6,680**	4,184	812
Prepayment and accrued income	**2,975**	2,243	1,211
	31,681	24,138	14,149

Deferred tax assets are analysed as follows:

	2004 $'000	2003 $'000	2002 $'000
Unutilised trading losses	**6,212**	3,204	429
Deferred income	**–**	555	272
Accelerated capital allowances	**318**	289	92
Short term timing differences	**150**	136	19
	6,680	4,184	812

Notes to the financial statements

for the years ended 30 June

13. Debtors cont.

Company	**2004 $'000**	2003 $'000	2002 $'000
Trade debtors	**4,652**	4,201	2,698
Other debtors	**6**	14	8
Deferred tax assets	**395**	425	540
Prepayment and accrued income	**1,356**	1,074	454
Amounts owed to subsidiary undertakings	**9,584**	–	–
	15,993	5,714	3,700

Deferred tax assets are analysed as follows:

	2004 $'000	2003 $'000	2002 $'000
Unutilised trading losses	**–**	–	429
Accelerated capital allowances	**318**	289	92
Short term timing differences	**77**	136	19
	395	425	540

There were no debtors due after more than one year in all periods at Group or in the Company.

14. Creditors: amounts falling due within one year:

Group	**2004 $'000**	2003 $'000	2002 $'000
Trade creditors	**2,770**	1,966	1,775
Corporation tax	**5,971**	4,709	11
Taxes & social security costs	**2,004**	1,527	1,000
Other creditors	**308**	–	–
Accruals	**7,995**	6,456	5,967
Deferred income	**49,036**	37,542	26,848
Obligations under finance leases and hire purchase contracts	**19**	41	41
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–	–
	72,226	52,241	35,642

Company	**2004 $'000**	2003 $'000	2002 $'000
Trade creditors	**1,532**	776	1,160
Corporation tax	**4,147**	1,989	–
Taxes & social security costs	**1,172**	1,069	681
Accruals	**2,301**	1,739	1,285
Amounts owed to subsidiary undertakings	**14,490**	1,162	–
Deferred income	**10,678**	7,446	4,632
Obligations under finance leases and hire purchase contracts	**19**	41	41
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–	–
	38,462	14,222	7,799

Notes to the financial statements

for the years ended 30 June 2004, 30 June 2003 and 30 June 2002

15. Creditors: amounts falling due after more than one year:

Group	**2004 $'000**	2003 $'000	2002 $'000
Deferred income:			
Due within one to two years	**18,399**	10,871	5,734
Due within two to five years	**7,580**	5,777	1,322
Due after five years	**–**	62	–
	25,979	16,710	7,056
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**19**	18	70
Due within two to five years	**3**	14	–
	22	32	70
	26,001	16,742	7,126

Company	**2004 $'000**	2003 $'000	2002 $'000
Deferred income:			
Due within one to two years	**4,573**	2,425	1,348
Due within two to five years	**2,157**	1,361	504
Due after five years	**–**	62	–
	6,730	3,848	1,852
Amounts owed to subsidiary undertakings:			
Due within one to two years	**4,660**	–	–
Due within two to five years	**1,165**	–	–
	5,825	–	–
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**19**	18	70
Due within two to five years	**3**	14	–
	22	32	70
	12,577	3,880	1,922

The weighted average interest rate and period to maturity on finance lease obligations was 21% and 26 months respectively. There was no material difference between the book and fair values attributable to finance leases shown in this note.

16. Provisions for liabilities and charges

Group and Company	**2004 $'000**
Provision for option charges as at 1 July 2003	540
Charged in the year	49
Paid in the year	(179)
Exchange difference arising in the year	36
Provision for option charges at 30 June 2004	**446**
Provision for option charges at 30 June 2003	540
Provision for option charges at 30 June 2002	72

The tax option charge for UK Employer's National Insurance and Non UK Employment tax relates to amounts payable on the potential profit arising from the future exercise of unapproved options granted to Directors and employees (for UK personnel on options granted after 6 April 1999). The provision is charged to the profit and loss account on a straight line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 June 2004 of £6.10.

The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options in issue.

Notes to the financial statements

for the years ended 30 June

17. Share Capital

Group and Company	Number	**2004 $'000**	2003 $'000	2002 $'000
Authorised				
Equity ordinary shares of £0.10 each	54,000,000	**9,793**	8,806	7,749
Non-equity deferred Shares of £0.50 each	1,001,991	**–**	–	882
Total authorised share capital		**9,793**	8,806	8,631
Issued and fully paid				
Equity ordinary shares of £0.10 each	31,086,737 (2003: 30,605,856 2002: 30,343,825)	**5,027**	4,946	4,904
Total called up share capital		**5,027**	4,946	4,904

The authorised share capital is denominated in UK£ and consists of 54,000,000 10p ordinary shares with a nominal value of £5,400,000. Fluctuations in US$ value arise on exchange translation.

The issued ordinary share capital of the Company in UK £ at 30 June 2004 was £3,109,000. The Company's share capital has been translated into US dollars on a cumulative basis, at exchange rates prevailing as and when capital flows occurred. Movements in issued share capital over the period wholly arose from the exercise of Company share options.

The Ordinary Shares of 10p each carry one vote and have no fixed rights to dividends. They are entitled to participate equally in the assets of the Company on a winding up.

Share Options

As at 30 June 2004, the following options to subscribe were outstanding in respect of Ordinary Shares of 10p each.

No of Shares	Exercise Price	Exercise Period
1,020	29.4p	15 June 1998 to 29 January 2005
5,000	242p	1 June 2002 to 31 May 2009
200,000	331p	15 July 2000 to 15 July 2009
58,500	321p	5 October 2000 to 4 October 2009
209,900	434p	30 November 2000 to 29 November 2009
174,400	849p	9 February 2001 to 8 February 2010
2,000	1238p	9 February 2001 to 8 February 2010
189,600	849p	21 February 2001 to 20 February 2010
96,400	849p	15 March 2001 to 14 March 2010
45,600	849p	22 March 2001 to 21 March 2010
1,000	1712p	22 March 2001 to 21 March 2010
6,400	849p	13 April 2001 to 12 April 2010
1,600	849p	17 April 2001 to 16 April 2010
2,400	849p	15 May 2001 to 14 May 2010

Notes to the financial statements

for the years ended 30 June

17. Share Capital cont.

Share Options cont.

No of Shares	Exercise Price	Exercise Period
3,200	849p	30 May 2001 to 29 May 2010
463,600	849p	14 June 2001 to 13 June 2010
8,000	1425p	14 June 2001 to 13 June 2010
9,600	849p	29 June 2001 to 28 June 2010
67,830	849p	18 July 2001 to 17 July 2010
923	2025p	18 July 2001 to 17 July 2010
11,816	849p	30 July 2001 to 29 July 2010
64,456	849p	6 August 2001 to 5 August 2010
18,279	849p	30 August 2001 to 29 August 2010
18,155	849p	28 September 2001 to 27 September 2010
14,481	849p	30 October 2001 to 29 October 2010
260,000	849p	10 September 2001 to 9 September 2010
109,386	738p	29 November 2001 to 28 November 2010
15,077	875p	3 December 2001 to 2 December 2010
3,876	849p	30 December 2001 to 29 December 2010
22,607	849p	30 January 2002 to 29 January 2011
2,307	1243p	30 January 2002 to 29 January 2011
2,584	849p	27 February 2002 to 26 February 2011
8,075	998p	27 February 2002 to 26 February 2011
5,950	448p	29 March 2002 to 28 March 2011
33,769	660p	29 April 2002 to 28 April 2011
4,052	545p	30 May 2002 to 29 May 2011
4,026	365p	29 June 2002 to 28 June 2011
187,500	365p	30 June 2002 to 29 June 2011
3,750	394p	15 July 2002 to 14 July 2011
2,500	392p	19 August 2002 to 18 August 2011
5,625	268p	23 September 2002 to 22 September 2011
2,250	313p	27 September 2002 to 26 September 2011
5,000	384p	28 October 2002 to 27 October 2011
4,333	493p	1 January 2003 to 31 December 2012
98,667	403p	30 June 2003 to 29 June 2012
290,000	421p	3 July 2003 to 2 July 2012
10,000	543p	5 July 2003 to 4 July 2012
184,000	647.5p	2 July 2004 to 1 July 2013
30,000	762.5p	29 October 2004 to 28 October 2013
10,000	552.5p	5 April 2005 to 4 April 2014
5,000	576p	9 June 2005 to 8 June 2014
217,000	620p	28 June 2005 to 27 June 2014
280,000	647.5p	2 July 2005 to 1 July 2013
3,481,494		

The average share price (based on the Company's share price as shown in the Official List of the London Stock Exchange) during the year was £7.05 and at 30 June 2003 was £6.10 (30 June 2003: £6.375) (30 June 2002: £3.975).

Employee share option schemes

The Group operated two share option schemes for the benefit of Group employees and Directors during the year.

On 2 April 1992 the "JSB Computer Systems Executive Share Option Scheme" was adopted by the Board of Directors. The scheme has not been approved by the Inland Revenue. No options were granted during the financial year and there is no intention to grant further options under this scheme.

Notes to the financial statements

for the years ended 30 June

17. Share Capital cont.

On 11 September 1998 the Board adopted the "JSB Software Technologies 1998 Executive Share Option Scheme" ("the 1998 scheme"). The scheme is approved by the Inland Revenue although a schedule is incorporated into the rules allowing the grant of unapproved options. The scheme is administered by the Remuneration Committee. Options may be granted at any time the committee considers appropriate, subject to compliance with the Model Code on Directors' dealings. Options may be granted subject to such performance targets as the committee in its discretion may decide and with approval of the Inland Revenue where appropriate.

On 14 July 2000 in an Extraordinary General Meeting of the Company shareholders approved minor amendments to the 1998 scheme including revision to the maximum limit on the number of shares for which options may be granted from 15% to 20% of the issued ordinary share capital.

On 31 October 2002 in Annual General Meeting, shareholders approved the adoption of a second schedule to the Scheme to facilitate the granting of options from November 1 2002 to Californian residents staff in a manner consistent with Section 25102(o) of the Californian Corporations Code.

18. Reserves

Group	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2003	4,946	882	79	–	13,712	19,619
Exercise of options in the period	81	–	3,724	–	–	3,805
Retained profit for the period	–	–	–	–	11,537	11,537
Purchase of own shares for treasury	–	–	–	–	(1,112)	(1,112)
Unrealised exchange difference on translation	–	–	–	–	3,355	3,355
As at 30 June 2004	**5,027**	**882**	**3,803**	**–**	**27,492**	**37,204**
As at 30 June 2003	4,946	882	79	–	13,712	19,619
As at 30 June 2002	4,904	882	63,724	130,407	(189,027)	10,890

During the year the Company purchased 106,000 of its own shares at a cost of $1,112,000 and at an average price of £5.83 ($10.41).

Company	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2003	4,946	882	79	130,407	75,777	212,091
Exercise of options in the period	81	–	3,724	–	–	3,805
Retained profit for the period	–	–	–	–	2,190	2,190
Purchase of own shares for treasury	–	–	–	–	(1,112)	(1,112)
Unrealised exchange difference on translation	–	–	–	–	16,255	16,255
As at 30 June 2004	**5,027**	**882**	**3,803**	**130,407**	**93,110**	**233,229**
As at 30 June 2003	4,946	882	79	130,407	75,777	212,091
As at 30 June 2002	4,904	882	63,724	130,407	(4,474)	195,443

The purchase of own shares was as for Group.

SurfControl plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. A profit of $2,190,000 relating to the Company is dealt with in the consolidated financial statements of SurfControl plc (2003: profit $4,349,000) (2002: profit $1,731,000). The aggregate nominal value of ordinary shares allotted in the year was $81,000 (2003:$42,000) (2002:$19,000).

Notes to the financial statements

for the years ended 30 June

19. Reconciliations of movement in shareholders' funds

Group	**2004 $'000**	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation	**11,537**	6,363	(68,405)
New share capital subscribed	**3,805**	1,271	536
Purchase of own shares for treasury	**(1,112)**	–	–
Unrealised exchange difference on translation	**3,355**	1,095	(105)
Net increase/ (decrease) in shareholders' funds	**17,585**	8,729	(67,974)
Opening shareholders' funds	**19,619**	10,890	78,864
Closing shareholders' funds	**37,204**	19,619	10,890

Company	**2004 $'000**	2003 $'000	2002 $'000
Profit on ordinary activities after taxation	**2,190**	4,349	1,731
New share capital subscribed	**3,805**	1,271	536
Purchase of own shares for treasury	**(1,112)**	–	–
Unrealised exchange difference on translation	**16,255**	11,028	9,922
Net increase in shareholders' funds	**21,138**	16,648	12,189
Opening shareholders' funds	**212,091**	195,443	183,254
Closing shareholders' funds	**233,229**	212,091	195,443

20. Other financial commitments

(a) Lease commitments

The Group's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Group	**Leasehold property 2004 $'000**	**Other 2004 $'000**	Leasehold property 2003 $'000	Other 2003 $'000	Leasehold property 2002 $'000	Other 2002 $'000
In respect of leases expiring:						
Within one year	**361**	**26**	101	38	6	107
In one to two years	**188**	**–**	625	41	183	51
In two to five years	**1,274**	**39**	1,281	38	1,859	7
In more than five years	**462**	**–**	406	–	429	–
	2,285	**65**	2,413	117	2,477	165

The Company's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Company	**Leasehold property 2004 $'000**	**Other 2004 $'000**	Leasehold property 2003 $'000	Other 2003 $'000	Leasehold property 2002 $'000	Other 2002 $'000
In respect of leases expiring:						
Within one year	**21**	**–**	34	–	–	4
In one to two years	**53**	**–**	–	–	–	–
In two to five years	**–**	**22**	–	28	–	20
In more than five years	**462**	**–**	406	–	429	–
	536	**22**	440	28	429	24

Notes to the financial statements

for the years ended 30 June

20. Other financial commitments cont.

(b) Capital commitments

The Group and Company had the following capital commitments authorised by Directors but not provided for in the accounts:

Group	**2004 $'000**	2003 $'000	2002 $'000
Contracted for	**66**	275	–
Authorised but not contracted for	**–**	54	–

Company	**2004 $'000**	2003 $'000	2002 $'000
Contracted for	**3**	–	–
Authorised but not contracted for	**–**	54	–

21. Pension Costs

The Group operates defined contribution schemes. The assets of the schemes are held separately from those in the Group in independently administered funds. The pension charge included in staff costs in note 5, represents contributions payable by the Group to the funds and amounted to $1,013,000 (2003: $845,000) (2002: $567,000).

The amount of pension cost accrued by the Group was $23,000 (2003: $11,000) (2002: $122,000).

22. Reconciliation of operating cash flows

	2004 $'000	2003 $'000	2002 $'000
Operating profit/(loss)	**12,229**	7,393	(70,289)
Depreciation	**1,797**	1,627	1,409
Amortisation of intangible assets	**1,351**	1,152	70,300
Loss on sale of tangible fixed assets	**31**	109	28
Decrease in stocks	**31**	18	84
Increase in debtors	**(2,973)**	(5,430)	(763)
Increase in creditors	**20,302**	18,780	10,932
(Decrease)/increase in provisions for liabilities and charges	**(131)**	444	(15)
Net cash inflow from operating activities	**32,637**	24,093	11,686

23. Returns on investments and servicing of finance

	2004 $'000	2003 $'000	2002 $'000
Finance lease and hire purchase interest paid	**(8)**	(10)	(17)
Bank interest paid	**(3)**	(2)	(4)
Other interest paid	**(9)**	(29)	(6)
Bank interest received	**1,812**	782	657
Net cash inflow from returns on investment and servicing of finance	**1,792**	741	630

Notes to the financial statements

for the years ended 30 June

24. Analysis of net funds

	At 1 July 2003 $'000	Cash flow $'000	Foreign exchange differences $'000	**At 30 June 2004 $'000**	At 30 June 2003 $'000	At 30 June 2002 $'000
Overnight cash balances and cash in hand	34,262	13,567	2,689	**50,518**	34,262	24,608
Term deposits	27,445	7,470	2,044	**36,959**	27,445	10,846
Cash at bank and in hand	61,707	21,037	4,733	**87,477**	61,707	35,454
Finance leases	(73)	38	(6)	**(41)**	(73)	(111)
Total	61,634	21,075	4,727	**87,436**	61,634	35,343

The principal financial risks faced by the Group are counterparty, exchange rate, interest rate and liquidity risks. Counterparty risk is managed by placing cash deposits with banks principally in the UK and US, which have satisfactory credit ratings. To balance interest rate and liquidity risk the Group places its cash balances in excess of immediate requirements on deposit with the intention of maximising income whilst ensuring funds are available to meet the Group's expenditure requirements. Exchange rate risk is managed by minimising balances in currencies other than those of local operations. The Group's policy is not to enter into forward exchange contracts

Cash and other liquid resources consist of cash held in current/deposit accounts, money market funds, certificates of deposit, and money market term deposits. Liquid resources at 30 June 2004 had a weighted average period to maturity of 12 weeks and earned interest at a weighted average rate of 2.25% per annum.

There was no significant differences between book value and fair value (determined by discounting future cash flows at current interest rates) for these funds. No details regarding financial exposure of the short term debtors and creditors have been included. The Group does not engage in any hedging in respect of interest rate risks.

There are no material committed undrawn facilities at year end.

25. Analysis of net cash inflow in respect of acquisitions

A summary of the net cash outflow in respect of Beijing Messagesoft Technology Co., Ltd., is given below:

	2004 $'000
Cash outflow from operating activities	**(146)**
Contribution to operating activities by Parent	**500**
Capital expenditure and financial investment	**(128)**
Increase in cash in the period	**226**

26. Financial instruments

As permitted by FRS 13 "Derivatives and other financial instruments: Disclosures", short term debtors and creditors have been excluded from the following analyses.

The interest rate risk profile of financial assets and liabilities were as follows:

Group 2004	**Non interest bearing $'000**	**Floating rate $'000**	**Fixed rate $'000**	**2004 Total $'000**
Financial assets:				
Currency				
US dollar	**951**	**23,541**	**20,755**	**45,247**
UK sterling	**1,502**	**4,401**	**32,414**	**38,317**
Euro	**827**	**1,826**	**304**	**2,957**
Australian dollar	**–**	**139**	**471**	**610**
Chinese Yuan	**346**	**–**	**–**	**346**
	3,626	**29,907**	**53,944**	**87,477**

Notes to the financial statements

for the years ended 30 June

26. Financial instruments cont.

Group 2003	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2003 Total $'000
Financial assets:				
Currency				
US dollar	864	24,772	–	25,636
UK sterling	64	8,071	27,043	35,178
Euro	109	225	–	334
Australian dollar	–	154	403	557
Singapore dollar	–	2	–	2
	1,037	33,224	27,446	61,707

Group 2002	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2002 Total $'000
Financial assets:				
Currency				
US dollar	(46)	22,381	4,987	27,322
UK sterling	214	948	5,859	7,021
Euro	294	525	–	819
Australian dollar	–	93	199	292
	462	23,947	11,045	35,454

There were no financial liabilities except for finance lease and hire purchase obligations as at 30 June 2004. (2003: $nil) (2002: $nil). Floating and fixed rate financial assets comprise cash at bank and in hand and bear interest at prevailing market rates.

The UK operations held cash balances of $16,300,000 (2003: $1,199,000) (2002: $13,664,000). Denominated in US dollars. Other than this and long term intercompany loans, the operations within the Group had no significant monetary assets or liabilities denominated in currencies other than their own.

There are no material unrecognised gains or losses at the beginning or end of the year as the Group did not trade in financial instruments.

27. Related party transactions

Transactions within companies within the Group are not disclosed as all such transactions are eliminated on consolidation. Payments were also made to Quester Services Limited for the services of Simon Acland as a Non-Executive Director for the period to October 2003, which are referred to in the Directors' Remuneration Report on page 38. There were no other related party transactions for the financial periods under review.

Un-audited Group profit & loss accounts

for the quarters ended 30 June 2004

	30 June 2004 $'000	31 March 2004 $'000	30 December 2003 $'000	30 September 2003 $'000	**Full year 30 June 2004 $'000**
Turnover	**24,490**	22,027	21,154	19,664	**87,335**
Cost of sales	**(461)**	(318)	(320)	(294)	**(1,393)**
Gross profit	**24,029**	21,709	20,834	19,370	**85,942**
Selling and distribution costs	**(12,377)**	(11,298)	(10,636)	(9,714)	**(44,025)**
Research and development	**(2,788)**	(2,499)	(2,242)	(2,149)	**(9,678)**
General and administrative costs	**(4,804)**	(4,185)	(3,993)	(3,831)	**(16,813)**
Amortisation of intangible assets and depreciation	**(1,827)**	(472)	(438)	(411)	**(3,148)**
Movement in share option provision	**(162)**	433	(6)	(314)	**(49)**
Total administrative expenses	**(9,581)**	(6,723)	(6,679)	(6,705)	**(29,688)**
Operating profit	**2,071**	3,688	3,519	2,951	**12,229**
Proceeds from disposal of business	**(2)**	130	117	66	**311**
Net interest receivable	**498**	566	441	354	**1,859**
Profit on ordinary activities before taxation	**2,567**	4,384	4,077	3,371	**14,399**
Tax on profit on ordinary activities	**114**	(1,108)	(1,031)	(837)	**(2,862)**
Profit on ordinary activities after taxation	**2,681**	3,276	3,046	2,534	**11,537**
Basic earnings per ordinary share (cents)	**8.5**	10.6	9.9	8.3	**37.3**
Reconciliation of Profit on ordinary activities after taxation to Pro-forma Profit after taxation:					
Profit on ordinary activities after taxation	**2,681**	3,276	3,046	2,534	**11,537**
Movement in share option provision	**162**	(433)	6	314	**49**
Amortisation of intangible assets	**1,351**	–	–	–	**1,351**
Pro-forma Profit on ordinary activities after taxation	**4,194**	2,843	3,052	2,848	**12,937**
Reconciliation of Pro-forma Profit after taxation to EBITDA (Earnings before net interest, taxation,depreciation, amortisation of goodwill, share option provision and after proceeds from disposal of business):					
Pro-forma profit on ordinary activities after taxation	**4,194**	2,843	3,052	2,848	**12,937**
Tax on profit on ordinary activities	**(114)**	1,108	1,031	837	**2,862**
Depreciation	**476**	472	438	411	**1,797**
Net interest receivable	**(498)**	(566)	(441)	(354)	**(1,859)**
EBITDA	**4,058**	3,857	4,080	3,742	**15,737**

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperor.uk.com**

Principal Offices
SurfControl Inc.
United States – Massachusetts
1900 West Park Drive, Suite 180,
Westborough, MA 01581 USA
Tel: +1 (508) 621 3900
Fax: +1 (508) 621 3921
E-mail: sales.us@surfcontrol.com

United States – California
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl plc
United Kingdom – Congleton
Riverside, Mountbatten Way, Congleton,
Cheshire CW12 1DY United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl plc – Singapore
Level 58 Republic Plaza,
9 Raffles Place, Singapore 048619
Tel: +65 6823 1312
Fax: +65 6823 1481
E-mail: support.sg@surfcontrol.com

SurfControl plc – France
Le Challenge 92, 124 bd François Arago
Nanterre, France

SurfControl GmbH
Austria
Dorotheergasse 7, A-1010 Vienna, Austria
Tel: +43 1 513 44 15
Fax: +43 1 513 44 02
E-mail: sales.at@surfcontrol.com

SurfControl GmbH
Germany
Rüsterstraße 13,
D-60325 Frankfurt am Main, Germany
Tel: +49 69 70 79 86 0
Fax: +49 69 70 79 86 20
E-mail: sales.de@surfcontrol.com

SurfControl BV
Netherlands
Schouwburgplein 30-34, 3012 CL Rotterdam,
The Netherlands
Tel: +31 (0) 10 402 0000
Fax: +31 (0) 10 402 0099
E-mail: sales.nl@surfcontrol.com

SurfControl Pty Ltd
Australia
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing Messagesoft Technology Co., Ltd.,
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

www.surfcontrol.com

Companies House
— for the record —

RECEIVED
2004 JUN 28 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 1566321

Company Name in full SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	25,000		
Date(s) shares delivered to the company	5/7/04		
For each share:			
Nominal value	£0-10		
Maximum price paid	£6-06		
Minimum price paid	—		

The aggregate amount paid by the company for the shares to which this return relates was: £ 151 592 —

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 760 —

16/7/04

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 5/7/04

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER, FINANCIAL CONTROLLER
SURFCONTROL PLC, RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

0/03

21

169(1B)

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

FIVE HUNDRED POUNDS
TWO HUNDRED POUNDS
FIFTY POUNDS

Company Number	1566321
Company Name in full	SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	25,000		
Date(s) shares delivered to the company	18/6/04		
For each share:			
Nominal value	£0-10		
Maximum price paid	£6-00		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 150,000 —

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 750 —

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed AWalker Date 18/6/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER, FINANCIAL CONTROLLER
c/o SURFCONTROL plc RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE Tel (01260) 296 226.

DX number	DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House — for the record —

RECEIVED 2006 JUN 28 A 11:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 1566321

Company Name in full SURFCONTROL plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	5000		
Date(s) shares delivered to the company	16/6/04		
For each share:			
Nominal value	£0-10		
Maximum price paid	£5-87		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £29350 —

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £150 —


ONE HUNDRED POUNDS


FIFTY POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed AWalker **Date** 16/6/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc
RIVERSIDE, MOUNTBATTEN WAY, CONGLETON
CHESHIRE CW12 1DY Tel (01260) 296 226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold black lettering

Please do not write in the space below. For Inland Revenue use only.

£30

FIFTEEN POUNDS

FIFTEEN POUNDS

Company Number	1566321
Company Name in full	SURFCONTROL PLC.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	1000		
Date(s) shares delivered to the company	14/6/04		
For each share: Nominal value	£0-10		
Maximum price paid	£5-75		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5750-
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 30-

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed	Andrew	Date	14/6/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL plc	
RIVERSIDE, MOUNTBATTEN WAY CONGLETON	
CHESHIRE	Tel (01260) 296 226
DX number	DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

RECEIVED
2006 JUN 28 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	1566321
Company Name in full	SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	25000		
Date(s) shares delivered to the company	9/6/04		
For each share: Nominal value	£0-10		
Maximum price paid	£5-5303		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was:	£ 138,263 —
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 695 —

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Awalker Date 9/6/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER, FINANCIAL CONTROLLER
c/o SURFCONTROL plc, RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE Tel (01260) 296226
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

25

Companies House
— for the record —

RECEIVED
2006 JUN 28 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHFP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

FIVE HUNDRED POUNDS 8 06 04
TWO HUNDRED POUNDS 8 06 04
TWENTY POUNDS 8 06 04

Company Number	1566321
Company Name in full	SURFCONTROL PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	25,000		
Date(s) shares delivered to the company	2/6/04		

For each share:

Nominal value	£0.10		
Maximum price paid	£5.7■36		
Minimum price paid	—		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 143 404.95
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 720—

TR/POS £720

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 2/6/04

(**a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J. WALKER, FINANCIAL CONTROLLER
c/o SURFCONTROL plc, RIVERSIDE, MOUNTBATTEN WAY
CONGLETON CHESHIRE Tel 01260 296 226
DX number CW12 4HN DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

Company Name
SURFCONTROL PLC

363s Annual Return

RECEIVED
2006 JUN 28 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

> Please check the details printed in blue on this statement
> If any details are wrong, strike them through and write the correct details in the "Amended details" column
> Please use black pen and write in capitals

Company Type
Public Limited Company

Company Number
1566321

Information extracted from Companies House records on
8th May 2004

Section 1: Company details

Ref: 1566321/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Riverside Mountbatten Way Congleton Cheshire CW12 1DY**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**SIC Code** / **Description** 7220 Software consultancy and supply	**SIC CODE** / **Description**

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes

Company Number - 1566321

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	Name **Simon Baxter WILSON** Address **61 Hollins Drive** **Pasatiempo** **Santa Cruz** **Ca 95060** **Usa**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Simon Baxter WILSON ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name **Kevin Mark BLAKEMAN** Address **14600 Golf Links Drive** **Los Gatos** **California CA95032** **America** Date of birth **03/06/1955** Nationality **British** Occupation **President Usa Operations**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____________ Occupation ____________ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Kevin Mark BLAKEMAN ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Company Number - 1566321

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name George Anthony HAYTER Address The Old Vicarage Maisemore Gloucester GL12 8HU Date of birth 04/10/1938 Nationality British Occupation Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date George Anthony HAYTER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	Name Patrick Edmund JOLLY Address Hill Top Farm Hill Top Lane Skipton Road, Earby Lancashire BB18 6JN Date of birth 20/09/1965 Nationality British Occupation President Emea Row	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Patrick Edmund JOLLY ceased to be director (if applicable) __ / __ / ____

Company Number - 1566321 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Gregory Hugh LOCK** **Address** **The Old Rectory** **All Cannings** **Devizes** **Wiltshire** **SN10 3PF** **Date of birth** **05/09/1947** **Nationality** **British** **Occupation** **Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Gregory Hugh LOCK ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen PURDHAM** **Address** **Castle Cottage** **Manor Park North Rode** **Congleton** **Cheshire** **CW12 2PG** **Date of birth** **14/04/1957** **Nationality** **British** **Occupation** **Chief Executive Officer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Stephen PURDHAM ceased to be director (if applicable) __ / __ / ____

Company Number - 1566321

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a.*	**Name** Rene SCHUSTER **Address** 17 Sarum Close Winchester Hampshire SO22 5LY **Date of birth** 17/12/1961 **Nationality** German **Occupation** General Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Rene SCHUSTER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a*	**Name** Jane Elizabeth TOZER MBE **Address** 10 Little Hill Herons Gate Chorleywood Hertfordshire WD3 5BX **Date of birth** 16/10/1947 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jane Elizabeth TOZER MBE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Simon Baxter WILSON	Name ______
	Address 61 Hollins Drive Pasatiempo Santa Cruz Ca 95060 Usa	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 02/12/1961	UK Postcode ____ ___
	Nationality British American	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	Occupation Evp Global Finance	Nationality ______ Occupation FINANCE DIRECTOR Date of change __/__/____ Date Simon Baxter WILSON ceased to be director (if applicable) __/__/____

Company Number - 1566321

Section 3: Share Capital

(C)

Issued share capital details

> Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	31,076,237	£0.10

> Please fill in the total number of issued shares and their total nominal value

Number of shares issued: 31,076,237

Aggregate Nominal Value of issued shares: 3,107,623.70

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 31/05/2003

> REMEMBER:

Changes** to shareholder particulars or details of shares transferred to be **completed each year
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Company Number - 1566321

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a *first return, since the incorporation of the company*

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1566321

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
me Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 1566321

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director / Secretary~~) FINANCIAL CONTROLLER

Date 25 / 06 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *31/5/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st May 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: A. J. WALKER

Telephone number *inc code*: 01260 296226

Address:
C/O SURFCONTROL PLC,
RIVERSIDE, MOUNTBATTEN WAY
CONGLETON, CHESHIRE

DX number *if applicable*

DX exchange

Postcode: CW12 1DY

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8778E
Surfcontrol PLC
20 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 455.4p per share on Monday 19th June 2 The lowest price paid was 451.5p, the highest price paid was 461.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUUACQUPQGGU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7997E
Surfcontrol PLC
19 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr
Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł
in the Company at an average price of 474.9p per share on Friday 16th June ž
The lowest price paid was 471.0p, the highest price paid was 478.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUMAQUPQGGB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7157E
Surfcontrol PLC
16 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 482.1p per share on Thursday 15th June 2006. The lowest price paid was 478.5p, the highest price paid was 483.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUUPCQUPQGGQ

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6399E
Surfcontrol PLC
15 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 471.2p per share on Wednesday 14th Jur 2006. The lowest price paid was 471.0p, the highest price paid was 472.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUURAQUPQGGA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5619E
Surfcontrol PLC
14 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 474.7p per share on Tuesday 13th June 2006. The lowest price paid was 471.0p, the highest price paid was 478.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUAWQUPQGGC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4842E
Surfcontrol PLC
13 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 489.8p per share on Monday 12th June 2 The lowest price paid was 485.0p, the highest price paid was 490.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUUAWQUPQGGW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4156E
Surfcontrol PLC
12 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,733 10p ordinary sh in the Company at an average price of 482.3p per share on Friday 9th June 2(The lowest price paid was 470.5p, the highest price paid was 493.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUPAQUPQGGP

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3743E
Surfcontrol PLC
09 June 2006

Letter to: SurfControl plc
Dated: 09 June 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 20: of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 07 June 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street New York, NY 10004, U was interested, by attribution only, in a total of 1,949,692 shares.

Of these 1,949,692 shares:

- The interest in 1,843,545 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited;
- The interest in 106,147 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBLGDLBBGGGLC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3425E
Surfcontrol PLC
09 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 6,267 10p ordinary sh in the Company at an average price of 472.5p per share on Thursday 8th June 2006. The lowest price paid was 468.0p, the highest price paid was 474.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUUPAQUPQGGB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2627E
Surfcontrol PLC
08 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 482.7p per share on Wednesday 7th June 2006. The lowest price paid was 477.0p, the highest price paid was 483.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUAAQUPQGUR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1847E
Surfcontrol PLC
07 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 484.0p per share on Tuesday 6th June 2 The lowest price paid was 478.0p, the highest price paid was 487.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUMUQUPQGGM

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1072E
Surfcontrol PLC
06 June 2006

LETTER TO: SURFCONTROL PLC
DATED: 5 JUNE 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed b the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) "Act"), that:

(a) As of June 2, 2006, Artisan Partners Limited Partnership, was intere in aggregate, for the purposes of the Act, in 1,707,689 ordinary sha ("APLP shares") comprised in the relevant share capital, as defined section 198(2) of the Act, of SurfControl Plc (the "Company"). Of th APLP Shares, Artisan International Value Fund was interested in 921, ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 6.02% of t total issued share capital of the Company as of June 2, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	1,024,130
The Bank of New York Nominees Limited	461,945
Mellon Trust	112,367
Brown Brothers Harriman	79,232
Chase Nominees Limited	30,015

Of the 1,024,130 shares held by State Street Nominees Limited, 921,52 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the AI Shares comprise an interest falling within Section 208(5) of the Act

(f) This notification is given in fulfilment of the obligations of each Artisan Partners Limited Partnership, Artisan Investment Corporatior Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Fur under the requirements of the Act and their addresses are as stated

the foot of this letter. This notice constitutes separate notificat that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entitie act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

LETTER FROM:

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Janet D.Olsen*

ANDREW A. ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

By: Janet D.Olsen*

*By:

Janet D. Olson
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc.

END

HOLGCGDLSUGGGLL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1079E
Surfcontrol PLC
06 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 485.7p per share on Monday 5th June 2(The lowest price paid was 483.0p, the highest price paid was 488.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUAGQUPQGUQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0834E
Surfcontrol PLC
05 June 2006

DISCLOSURE OF MATERIAL INTEREST IN SHARES

COMPANIES ACT 1985 SECTION 198

Disclosure by BriTel Fund Trustees Limited for Trustees of BT Pension Scheme
(See Note 1)

Holdings in: SurfControl plc Issued Capital: 30,82

As at 2nd June 2006 Previously 30,83

Registered Holders:	Held on behalf of	Number of Shares	% of is cap
Direct Holdings:	(See Note 2)		
BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	828,471	
	Total Direct Holdings:	828,471	2
Subsidiary Holdings:	(See Note 3)		
Chase Nominees Ltd	Hermes Assured Limited	247,568	
	Total Subsidiary Holdings:	247,568	(
Total interest		1,076,039	3
Stock on Loan		21,730	(
Previous loan amount 271,730			

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited, Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by various investment managers on its beha

Note 3: These shares are held directly by Hermes Assured Limited, a subsid

of Hermes Pensions Management Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBRGDLXGGGGLU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0514E
Surfcontrol PLC
05 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerı Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 485.3p per share on Friday 2nd June 2(The lowest price paid was 485.0p, the highest price paid was 488.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of thє Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUUUGCQUPQGGA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9699D
Surfcontrol PLC
02 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 476.8p per share on Thursday 1st June 2006. The lowest price paid was 473.0p, the highest price paid was 478.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUCCQUPQGGP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9029D
Surfcontrol PLC
01 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 478.2p per share on Wednesday 31st May 2006. The lowest price paid was 472.5p, the highest price paid was 483.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUWWQUPQGGG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8351D
Surfcontrol PLC
31 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 488.7p per share on Tuesday 30th May 2 The lowest price paid was 487.0p, the highest price paid was 490.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSWUUPGAUPQGWG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7438D
Surfcontrol PLC
30 May 2006

Letter to: SurfControl plc
Dated 26 May 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 20[illegible] of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 23 May 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street New York, NY 10004, [illegible] was interested, by attribution only, in a total of 2,047,193 shares.

Of these 2,047,193 shares:

- The interest in 1,943,426 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited;

- The interest in 103,767 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

END

HOLBBGDUCSXGGLG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7425D
Surfcontrol PLC
30 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 492p per share on Friday 26th May 200 The lowest price paid was 490p, the highest price paid was 493p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSWUUQWAUPQGGU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6572D
Surfcontrol PLC
26 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 496.8p per share on Thursday 25th May 2006. The lowest price paid was 494.5p, the highest price paid was 500.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
MSCPUURWAUPQGGQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6094D
Surfcontrol PLC
25 May 2006

DISCLOSURE OF MATERIAL INTEREST IN SHARES

COMPANIES ACT 1985 SECTION 198

Disclosure by BriTel Fund Trustees Limited for Trustees of BT Pension Scheme (See Note 1)

Holdings in: SurfControl plc — Issued Capital: 30,835,471

As at 24 May 2006 — Previously 31,003,277

Registered Holders:	Held on behalf of	Number of Shares	% of issued capital
Direct Holdings:	(See Note 2)		
BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	828,471	
	Total Direct Holdings:	828,471	2.687
Subsidiary Holdings:	(See Note 3)		
Chase Nominees Ltd	Hermes Assured Limited	247,568	
	Total Subsidiary Holdings:	247,568	0.803
Total interest		1,076,039	3.490
Stock on Loan		271,730	0.881

Previous loan amount 21,730

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited, Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by various investment managers on its behalf.

Note 3: These shares are held directly by Hermes Assured Limited, a subsidiary of Hermes Pensions Management Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDUUDDGGLU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6016D
Surfcontrol PLC
25 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 500.0p per share on Wednesday 24th May 2006. The lowest price paid was 497.0p, the highest price paid was 504.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUBWAUPQGCA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4969D
Surfcontrol PLC
24 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 502.2p per share on Tuesday 23rd May 2006. The lowest price paid was 487.0p, the highest price paid was 518.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUURPAUPQGGC

Financial Announcements

RECEIVED
2006 JUN 28 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:4169D
Surfcontrol PLC
23 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 489.2p per share on Monday 22nd May 2006. The lowest price paid was 482.0p, the highest price paid was 496.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUWWAUPQGGW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3426D
Surfcontrol PLC
22 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 499.5p per share on Friday 19th May 2006. The lowest price paid was 498.0p, the highest price paid was 501.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUQCAUPQGGP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2696D
Surfcontrol PLC
19 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 507.4p per share on Thursday 18th May 2006. The lowest price paid was 505.5p, the highest price paid was 510.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGUUCAAUPQGGB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1999D
Surfcontrol PLC
18 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 513.3p per share on Wednesday 17th May 2006. The lowest price paid was 510.5p, the highest price paid was 514.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUURGAUPQGPR

Financial Announcements

REG-Surfcontrol PLC Analyst Briefing

RNS Number:1692D
Surfcontrol PLC
18 May 2006

SurfControl plc
("SurfControl" or the "Company")

Analyst Briefing

London, England (May 18, 2006) - SurfControl plc (London: SRF.L), the global leader in Internet Protection, announces that it is hosting an analyst briefing on Friday 19th May 2006 in London, which will be repeated in New York on Tuesday 23rd May 2006. The briefing by senior management will provide insight into the Company's strategy, positioning and product roadmap and will include customer and reseller presentations. The management will not be commenting on current trading. The Company also provides updates today on the following:

Appointment of Executive Vice President, Human Resources

SurfControl is delighted to announce the appointment of Michele Patton as Executive Vice President, Human Resources, with immediate effect. Michele brings over 20 years of human resource leadership and experience to SurfControl, having run her own human capital consultancy practice. Clients included Apple Computer, Network Appliance, TiVo, Bell Sports, Roche Molecular Systems, Prudential Insurance and BEA Systems. Michele has also held executive level roles at several Fortune 500 companies. She served as Vice President of Human Resources at Sun Microsystems for 6 years.

Prior to her work at Sun, Michele was the Director, Global Rewards, Leadership Development and Employee Services for Storage Technology Corporation and held senior positions in HR, Client Services and Finance with Sony Corporation, JP Morgan, and Prudential. Michele is on the board of Callidus Software, Inc., a publicly traded company based in San Jose, California which provides enterprise incentive compensation management solutions to global clients.

Launch of SurfControl Web Protection for Small Business

SurfControl also announces today the launch of its Web protection solutions for small businesses with fewer than 50 employees. SurfControl Web Protection for Small Business is available in desktop and server versions, providing customers with a filtering solution to meet both their needs and chosen IT strategy. The desktop solution provides remote management capabilities that make it easy to deploy and manage multiple desktop installs in situations where a server-based solution is not practical. SurfControl Web Protection for Small Business is distributed and resold through specialist partners around the world that specialize in servicing this sector of the marketplace.

Increased support for the Child Exploitation and Online Protection Agency (CEOP)

SurfControl today announces its intention to become an official partner of the Child Exploitation and Online Protection (CEOP) Centre in the next stage of what has been a long and fruitful relationship between the Company and the fight against child sex abuse.

Consultancy, engineering and marketing support will be key aspects of the services being offered by SurfControl building on the technological assistance it is already providing.

The CEOP Centre will also become a regular feature on the SurfControl website including access to the CEOP Centre's one-click online facility for children, young people and parents to report instances of online abuse.

Copies of the presentations will be available from the investor section of the Company website at http://www.surfcontrol.com/company/investors from 7am on 19th May 2006.

UK Briefing: Friday 19th May 9am. ICIS, Aldermary House 10-15 Queen Street, London, EC4N 1TX.

US Briefing: Tuesday 23rd May 1pm. The Barclay's Inter-Continental, 111 E 48th Street, New York.

For further information and to confirm attendance at one of these two events, please contact the appropriate in-country person below.

ICIS Financial PR — +44 (0) 207 651 8688
Tom Moriarty — tom@icisnet.com
Caroline Evans-Jones — caroline@icisnet.com

SurfControl, US — +1 831 440 2722
Pat Sueltz, CEO — pat.sueltz@surfcontrol.com
Simon Wilson, CFO — simon.wilson@surfcontrol.com
Tina Hunt, Investor Relations — Tina.hunt@surfcontrol.com

About SurfControl
SurfControl makes Internet communication a business advantage - and not a threat. The SurfControl Enterprise Protection Suite gives customers 360 degree Internet protection and covers every point of Internet vulnerability -- including inbound and outbound communication and employees on or off the network. All products in the Enterprise Protection Suite are backed by industry-leading threat detection, delivered by SurfControl's Global Threat Experts working 24/7 to provide customers with dynamic protection against emerging threats. The company has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com.

END
MSCUBSWRNURVAAR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1147D
Surfcontrol PLC
17 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 508p per share on Tuesday 16th May 2006. The lowest price paid was 505p, the highest price paid was 517p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

IS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUUAGAUPQGGM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0493D
Surfcontrol PLC
16 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 509.8p per share on Monday 15th May 2(The lowest price paid was 501.0p, the highest price paid was 516.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGUUPWAUPQGPQ

Financial Announcements

RECEIVED
2006 JUN 28 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0350D
Surfcontrol PLC
16 May 2006

Letter to: SurfControl plc
Dated 12 May 2006

UK COMPANIES ACT 1985: SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 20[illegible] of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 10 May 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street New York, NY 10004, [illegible] was interested, by attribution only, in a total of 2,539,813 shares.

Of these 2,539,813 shares:

- The interest in 2,433,033 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc. acting as custodian for its customers. These shares are, or will be, registered i[illegible] the name of Goldman Sachs Securities (Nominees) Limited;

- The interest in 106,780 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS In[illegible] These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDULXBGGLL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9694C
Surfcontrol PLC
15 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 527.1p per share on Friday 12th May 2(The lowest price paid was 525.0p, the highest price paid was 530.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGUUWGAUPQGPA

Financial Announcements

RECEIVED
2006 JUN 28 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:8857C
Surfcontrol PLC
12 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 537.9p per share on Thursday 11th May 2006. The lowest price paid was 534.0p, the highest price paid was 540.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUBPAUPQGGP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8170C
Surfcontrol PLC
11 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerı Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 541.5p per share on Wednesday 10th Maỵ 2006. The lowest price paid was 539.0p, the highest price paid was 543.0p.

Following this purchase the general employee benefit trust holds a total of 1,253,512 ordinary shares, representing 4.01% of the Company's issued share capital.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSGUUQUAUPQGPG

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:7560C
Surfcontrol PLC
10 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Director's shareholding

The Company announces today details of the following Director's dealings in shares and options in the Company on 8 May 2006.

	Number of shares sold	Market price (p)	Number of options exercised	Number of options sold
Steve Purdham-beneficial	-	544	150,000	150,000
As a percentage of issued shared capital				

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSURSSRNBRVAAR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6610C
Surfcontrol PLC
09 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerı Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sł in the Company at an average price of 553.0p per share on Monday 8th May 20(The lowest price paid was 549.0p, the highest price paid was 555.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUUUWAUPQGGB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5866C
Surfcontrol PLC
08 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 555.5p per share on Friday 5th May 20(The lowest price paid was 550.5p, the highest price paid was 561.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSUUUCUAUPQGGR

Financial Announcements

RECEIVED
2006 JUN 28 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:5149C
Surfcontrol PLC
05 May 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary sh in the Company at an average price of 555.5p per share on Thursday 4th May 2 The lowest price paid was 553.0p, the highest price paid was 557.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUUPWAUPQGGA

Financial Announcements

REG-Surfcontrol PLC 3rd Quarter Results - Part 1

RNS Number:3190C
Surfcontrol PLC
03 May 2006

SurfControl - The Filtering Company

SurfControl plc ("SurfControl" or "the Company")
FY 2006 Third Quarter Earnings

SurfControl plc announces a return to positive profit before tax follow:
completion of its restructuring

Scotts Valley, CA (May 3, 2006) - SurfControl plc (London: SRF.L) a the glol leader in Internet Protection, today reported financial results for the thi: quarter FY 2006.

Third Quarter Highlights

- -Q3 billings growth of 3% to $26.4m (Q3 FY05: $25.8m)
- -Q3 pro-forma operating profit of $1.9m (Q3 FY05: $4.4m)
- -Pre-restructuring operating cash flow of $7.6m (Q3 FY 05: $6.9m)
- -Solid post-restructuring operational progress
- -Over 100 new resellers added in the quarter

Third Quarter Financial Highlights (US$m)

	3m 31/03/06 $m	3m 31/03/05 $m	%	9m 31/03/06 $m	9m 31/03/05 $m
Revenue	25.0	24.6	2%	74.3	71.8
Gross margin %	98%	98%		98%	98%
Restructuring and onerous lease costs	0	0		6.9	1.6
Profit before tax	0.9	2.0		0.3	5.1
Pro-forma operating profit	1.9	4.4		9.4	12.5
Basic EPS (US cents)	2.4	5.6		0.8	14.3
Indirect billings %	67%	64%		68%	64%
Non-Americas revenue %	39%	39%		39%	38%

Billings	26.4	25.8	3%	76.3	75.2
Deferred revenue	84.7	79.5	7%		
Cash and liquid investments	79.9	87.1			
Cash generated from operations	5.1	6.7		12.8	16.8
Cash generated from operations pre-restructuring and onerous leases	7.6	6.9		18.4	17.2

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS statement are provided in the financial information following this RNS, as well as at SurfControl's web site at www.surfcontrol. investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "The improved results a reflection of the changes that have been made throughout the organisation, with the overriding goal being to re-ignite billings growth. We are now operating more efficiently and in a more focused and effective manner. This starting to generate positive results. We will continue to focus on the furt development of our product set, stronger relationships with our customers ar partners and the continued execution of our growth strategy."

For further information:

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl +1 831 440 2722
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

Third Quarter Financial Commentary

The results for the quarter reflect the estimates published in the Company's third quarter trading update issued on April 11, 2006

Billings in the quarter grew 3% to $26.4m (Q3 FY05: $25.8m) and 1% to $76.3r the nine months to March 31, 2006 (FY05: $75.2m). 794 new customers were wor the quarter (Q3 05: 897) and renewal rates improved to be in the range of 75-80%. The value of three year contracts as a proportion of total billings 33% (Q3 FY05: 34%). Average invoice value in the quarter was $6500 (Q3 FY05: $6500) and the number of deals over $50,000 was 38 (Q3 FY05: 54).

Revenue for the quarter increased by 2% to $25.0m (Q3 FY05: $24.6m). License revenue was 12% of total revenue in the quarter (Q3 FY05: 18%). The 2% growt

rate and the lower proportion of license revenue compared to last year refle the impact of a greater emphasis on subscription pricing initiated in August 2005. It also reflects third quarter increases in sales of product suites, c bundles, to 29% of billings (Q3 FY05: 26%), and increases of sales of new product to the customer base to 26% billings (Q3 FY05: 22%). Both these fact produce less immediately recognised license revenue and more subscription revenue which is deferred over the life of the customer contract. Deferred revenue increased 7% to $84.7m (Q3 05: $79.5m) of which 70% will be recogni: as revenue in the next 12 months. Americas' revenue for the quarter was 61% the total (Q3 FY05: 61%). Revenue for the nine months to March 31, 2006 was $74.3m (FY 05: $71.8m).

Pro-forma operating profit for the quarter was $1.9m (Q3 FY05: $4.4m) and $! for the nine months to March 31, 2006 (FY 05: $12.5m). The lower levels of pro-forma profit reflect the revenue shifts noted above and an element of accelerated costs in the third quarter following slower spending during the restructuring period. The Company completed its restructuring in the second quarter and restructuring costs in the third quarter were therefore nil. Restructuring costs for the nine months to March 31, 2006 were $6.9m (FY 05: $1.6m). Closing FTE headcount was 510 (Q3 FY05: 526).

Following completion of its restructuring during the first half of the year, Company has returned to positive profit before tax for the quarter of $0.9m FY05: $2.0m) and $0.3m for the nine months to March 31, 2005 (FY 05: $5.1m). estimated effective tax rate for FY 06 is 25%, and basic earnings per share the quarter was 2.4 cents (Q3 FY05: 5.6 cents) and 0.8 cents for the nine mc to March 31, 2005 (FY05: 14.3 cents).

Pre-restructuring operating cash flow for the quarter was $7.6m (Q3 FY05: $6 and was $18.4m for the nine months to March 31, 2006 (FY05: $17.2m). This performance was driven by improved billings growth and days sales outstandir which ended the quarter at 41 days. Cash generated from operations was also strong in the quarter at $5.1m (Q3 FY05: $6.7m) and $12.8m for the nine mont to March 31, 2006 (FY05: $16.8m). Free cash flow in the quarter was $5.3m ((FY05: $6.1m) and $15.6m for the nine months to March 31, 2006 (FY05: $14.3m) Cash and liquid investments ended the quarter at $79.9m, representing a slic reduction from Q2 of $1.6m. This reflects strong free cash flow generation largely offset by $2.5m of cash outflows relating to restructuring and $7.9r relating to the cost of shares purchased by the Company in the quarter. Following the end of the close period, SurfControl will resume the purchase its own shares in the open market.

FY 06 is the first financial year that the Company has issued IFRS financia: information. An audited IFRS Transition Report giving a reconciliation of pı year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together wit un-audited reconciliation of the four financial quarters of FY 2005, was published in October 2005 and is available on the Company website.

Corporate Highlights

During the quarter the management has made solid progress in the reorganisat of the Company, and we are now seeing early signs that measures taken in the

first half of the year are taking effect. This has led to some positive trer over the first three quarters of the year, such as increasing sales of new product to existing customers, improving renewal rates and the increasing proportion of product suite sales.

Enhanced market position
SurfControl is an industry leader managing more than one billion filtering requests each day from customers using our Internet content protection databases. The Company is setting the pace in the daily tracking of the thre that emerge on a daily basis around the world, and is increasingly the first detect and therefore protect organisations from these threats. For example, Company recently issued several industry-wide alerts concerning malicious "e-greetings", dangerous rogue anti-spyware applications, and a potentially damaging security download spoof against Symantec. The latter was an example the latest trend in malicious attacks. Increasingly we are seen as the trust provider of choice for protection against internet threats.

Business integrity and compliance
The market is rapidly evolving with the threats faced by organisations mutat into more complex and insidious forms. These can seriously compromise busine integrity, and in particular reduce an organisation's ability to comply wit increasingly regulated market environment. Business integrity is vitally important and organisations invest significant resources in compliance to er it is protected.

Enhanced reseller relations
The reseller community has responded positively to the Company's new subscription-based pricing, better marketing support and the positioning of Enterprise Protection Suite. Consequently, a greater number of our resellers wish to sell increasing volumes of SurfControl products. The Company has add over 100 new resellers in the quarter including Gotham Technology Group and EnPointe Technologies in the US, ASAP and Siemens Health Systems in France, Insight Direct in the UK. Among several new initiatives to strengthen our relationship with the reseller community, we recently held a US reseller leadership conference which was attended by our leading business partners fi across the Americas. We will be holding similar events for EMEA starting in and repeating both events of a regular basis. The proportion of sales throuc the channel in the quarter was 67% of total billings (Q3 FY05: 64%).

New product launch
The Company's new generation of products is designed with business integrity compliance in mind. This theme is an integral part of our spring product lau announced at Infosec in London on 25th April 2006. Specific launch elements include enhancements to SurfControl E-mail Filter, Risk Filter, Mobile Filte Enterprise Threat Shield, and support services, which now make it easier fo organisations to put in implement value-enhancing compliance systems and processes.

More acute sales and marketing
As with product development, we have focused our sales and marketing activit on being more attuned to current market demands. For example product manager and marketing are now part of the sales and marketing function as opposed to

engineering. In addition the centralization of sales and marketing has led t more globally consistent marketing message, making it more efficient and effective. One of these messages has been the importance for organisations t have layered protection against blended threats. This has encouraged existir SurfControl customers to add additional layers of protection by subscribing second or third product within the enterprise protection suite. Accordingly, proportion of billings to the customer base has increased to 26% of total billings in the quarter (Q3 FY05: 22%). Furthermore, it has also helped to c an increase in bundled sales to 29% of total billings in the quarter, in comparison to 25% in Q2 and 20% in Q1.

The combination of more effective sales and marketing and a superior product offering has been key to strengthening the Company's competitive position, v has driven an increase of competitive take-outs amongst our new customers.

In general, our more focused marketing is leading to greater recognition of SurfControl as a market leader in its field. Senior executives from the Comp are now regularly invited to speak at conferences around the world, such as World Congress on Information Technology in May of this year, and several investment bank technology conferences.

New customers

Organizations around the world are putting their trust in SurfControl to prc them from the growing threats of the Internet. During the quarter we won 79‹ FY05: 897) new customers including the Department of Employment and Learninc Ireland, Queensland Institute of Medical Research, design house Pininfarina in Italy, the Lebanese University, the Municipality of Dubai, the South Afr: Department of Justice, Sovereign Bank in the US, NTT Communications CO., LTI Japan and PricewaterhouseCoopers Poland. New customer sales represented 21% billings, sales into the customer base 26%, renewals 51% and other sales 2% FY05: 24%, 22%, 51% and 3% respectively).

Outlook

The improved results are a reflection of the changes that have been made throughout the organisation, with the overriding goal being to re-ignite billings growth. The Company is now operating more efficiently and in a more focused and effective manner, and this is starting to generate positive resu SurfControl will continue to focus on the further development of its product set, stronger relationships with its customers and partners, and the contint execution of our growth strategy. Based on this quarter's performance and current trading the Company reiterates the guidance given in its trading upc of 11 April 2006.

About SurfControl

SurfControl makes Internet communication a business advantage - and not a threat. The SurfControl Enterprise Protection Suite gives customers 360(o) Internet protection and covers every point of Internet vulnerability -- including inbound and outbound communication and employees on or off the network. All products in the Enterprise Protection Suite are backed by industry-leading threat detection, delivered by SurfControl's Global Threat

Experts working 24/7 to provide customers with dynamic protection against emerging threats. The company has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe anc Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak onl of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc
Consolidated income statement
for the nine months ended 31 March 2006

	Notes	9 months ended 31 March 2006	9 months 3:
		$'000	
Revenue	2	74,258	
Cost of sales		(1,758)	
Gross profit		72,500	
Selling and distribution excluding restructuring		(38,269)	
Restructuring	3	(2,286)	
Total selling and distribution		(40,555)	
Research and development excluding restructuring		(13,251)	
Restructuring	3	(1,366)	
Total research and development		(14,617)	
General and administrative excluding onerous leases and restructuring		(16,061)	
Onerous leases	3	(1,374)	
Restructuring	3	(1,825)	
Total general and			

administrative		(19,260)	
Other operating (expenses)/income		(182)	
		----------	---
Operating (loss)/ profit		(2,114)	
Financing income		2,408	
Financing expense		(12)	
		----------	---
Profit before tax		282	
Income tax expense	4	(70)	
		----------	---
Profit for the period attributable to equity holders of the Parent Company		212	
Basic earnings per ordinary share (cents)	5	0.8	
Diluted earnings per ordinary share (cents)	5	0.7	

Group statement of recognised income and expense
for the nine months ended 31 March 2006

	9 months ended 31 March 2006	9 r
	$'000	
Profit for the period	212	
Foreign exchange translation differences	434	

Total recognised income and expense for the period attributable to equity holders of the Parent Company	646	

Consolidated income statement
for the three months ended 31 March 2006

	Notes	3 months ended 31 March 2006	3 montl
		$'000	
Revenue	2	25,035	
Cost of sales		(507)	
		-----------	--
Gross profit		24,528	
Selling and distribution		(14,176)	
Research and development		(4,435)	
		-----------	-
General and administrative excluding onerous leases		(5,740)	
Onerous leases	3	-	
		-----------	-
Total general and administrative		(5,740)	
Other operating expenses		(69)	

Operating profit	108	
Financing income	789	
Financing expense	(2)	
Profit before tax	895	
Income tax expense	(223)	
Profit for the period attributable to equity holders of the Parent Company	672	
Basic earnings per ordinary share (cents)	2.4	
Diluted earnings per ordinary share (cents)	2.3	

Group statement of recognised income and expense for the three months ended 31 March 2006	3 months ended 31 March 2006	3 mor
	$'000	
Profit for the period	672	
Foreign exchange translation differences	153	
Total recognised income and expense for the period attributable to equity holders of the Parent Company	825	

Consolidated balance sheet as at 31 March 2006	Notes	31 March 2006	31 March 2005	30
		$'000	$'000	[illegible]
Assets				
Plant and equipment		3,473	4,216	[illegible]
Intangible assets	6	8,288	14,688	1(
Liquid investments		4,368	11,106	[illegible]
Deferred tax assets		6,480	7,775	[illegible]
Total non-current assets		22,609	37,785	2[illegible]
Current tax receivable		899	2,345	[illegible]
Trade and other receivables	7	19,062	21,203	2[illegible]
Cash and cash equivalents		75,484	75,959	8[illegible]
Total current assets		95,445	99,507	11(
Total assets		118,054	137,292	13[illegible]

	Note			
Equity				
Issued share capital	8	5,059	5,031	[illegible]
Share premium	8	4,997	3,977	[illegible]
Other reserves	8	4,553	4,412	[illegible]
Retained earnings	8	(3,959)	19,673	1[illegible]
Total equity attributable to equity holders of the Parent Company		10,650	33,093	32[illegible]
Liabilities				
Interest-bearing borrowings		-	8	
Deferred tax liabilities		67	91	
Provisions		371	544	
Total non-current liabilities		438	643	
Interest-bearing borrowings		8	20	
Deferred revenue	9	84,748	79,511	8[illegible]
Deferred consideration on acquisition of business undertakings		364	4,193	
Trade and other payables	10	16,130	13,446	1[illegible]
Current tax payable		5,716	6,386	[illegible]
Total current liabilities		106,966	103,556	10[illegible]
Total liabilities		107,404	104,199	10[illegible]
Total equity and liabilities		118,054	137,292	135,

Consolidated Cash flow statement
for the nine months ended 31 March 2006

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000	Ye
Cash flows from operating activities			
Profit for the period	212	4,333	
Adjustments for:			
Depreciation	1,553	1,727	
Amortisation of intangible assets	1,762	5,290	
Impairment	-	-	
Loss on sale of plant and equipment	81	12	
Financing income	(2,408)	(1,788)	
Financing expense	12	25	
Share based charges	1,089	461	

Income tax expense	70	794
Operating cash flow before changes in working capital and provisions	2,371	10,854
Decrease in working capital	10,228	5,841
Increase/(decrease) in provisions	218	80
Cash generated from operations	12,817	16,775
Income taxes received/(paid)	1,008	(2,439)
Net cash inflow from operating activities	13,825	14,336
Cash flows from investing activities		
Acquisition of plant and equipment	(652)	(1,812)
Sale of plant and equipment	6	-
Acquisition of business undertakings	(295)	(6,847)
Disposal of liquid investments	1,585	706
Bank and other interest received	2,463	1,875
Bank and other interest paid	(11)	(25)
Development expenditure	-	(49)
Net cash inflow/(outflow) from investing activities	3,096	(6,152)
Cash flows from financing activities		
Proceeds from the issue of share capital	1,037	233
Purchase of own shares	(24,616)	(9,808)
Payment of finance lease liabilities	(14)	(15)
Net cash outflow from financing activities	(23,593)	(9,590)
Net (decrease)/ increase in cash and cash equivalents	(6,672)	(1,406)
Cash and cash equivalents at beginning of the period	82,951	76,088
Effect of exchange rate fluctuations on cash held	(795)	1,277
Cash and cash equivalents at end of the period	75,484	75,959

Consolidated Cash flow statement
for the three months ended 31 March 2006 3 months ended 3 months ended

	31 March 2006 $'000	31 March 2005 $'000
Cash flows from operating activities		
Profit for the period	672	1,682
Adjustments for:		
Depreciation	496	604
Amortisation of intangible assets	587	1,960
Impairment	-	-
(Profit)/loss on sale of plant and equipment	(6)	12
Financing income	(789)	(637)
Financing expense	2	15
Share based charges	630	264
Income tax expense	223	312
Operating cash flow before changes in working capital and provisions	1,815	4,212
Decrease in working capital	3,192	2,311
Increase in provisions	75	181
Cash generated from operations	5,082	6,704
Income taxes paid	(297)	(783)
Net cash inflow from operating activities	4,785	5,921
Cash flows from investing activities		
Acquisition of plant and equipment	(242)	(311)
Sale of plant and equipment	6	-
Acquisition of business undertakings	-	(6,762)
Disposal of liquid investments	(6)	(38)
Bank and other interest received	738	487
Bank and other interest paid	(1)	(15)
Development expenditure	-	-
Net cash inflow/(outflow) from investing activities	495	(6,639)
Cash flows from financing activities		
Proceeds from the issue of share capital	725	73
Purchase of own shares	(7,945)	(1,603)
Payment of finance lease liabilities	(5)	(6)
Net cash outflow from financing activities	(7,225)	(1,536)
Net (decrease)/ increase in		

cash and cash equivalents	(1,945)	(2,254)
Cash and cash equivalents at beginning of the period	77,221	78,608
Effect of exchange rate fluctuations on cash held	208	(395)
	----------	----------
Cash and cash equivalents at end of the period	75,484	75,959

Notes to the un-audited financial information
for the nine months ended 31 March 2006

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolid financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adop for use in the EU ("IFRS").

This financial information has been prepared on the basis of the recognitior measurement requirements of IFRS in issue that either are endorsed by the E effective (or available for early adoption) at 30 June 2006 or are expected be endorsed and effective (or available for early adoption) at 30 June 2006, Group's first annual reporting date at which it is required to use adopted Based on these adopted and un-adopted IFRS, the directors have made assumpt about the accounting policies expected to be applied when the first annual financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in annual financial statements for year ending 30 June 2006 are still subject change and to additional interpretations and therefore cannot be determined certainty. Accordingly, the accounting policies for that period will be fina determined when the annual financial statements are prepared for the year en 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial stater prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A deta review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1

The comparative figures for the year ended 30 June 2005 are not the company' statutory accounts for that financial year. Those accounts, which were prepa under UK GAAP, have been reported on by the Company's auditors, and delivere the Registrar of Companies. The auditors report on these accounts was

unqualified and did not contain any statement under Section 237 of the Compa
Act 1985.

The financial information for periods ended 31 March 2006 and 31 March 2005
un-audited.

The financial information for the year ended 30 June 2005 has been extractec
from a restatement of the financial information taken from the Company's
statutory accounts for that financial year and the auditors have issued a
special purpose audit report on that financial information.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a
geographical basis, reflecting the Group's management and internal reportinc
structure. Geography is therefore the primary basis of segment reporting in
current and preceding financial periods.

The Group had one business segment during the current and preceding financiꞔ
periods, being the development and sale of Internet content security product

More to follow, for following part double-click [nRN1C3190C]

Financial Announcements

RECEIVED
2006 JUN 28 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC 3rd Quarter Results - Part 2

RNS Number:3190C
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSC3190C]

Revenue by customer location for the nine months ended 31 March 2006	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000
United Kingdom	13,676	14,176
Mainland Europe	6,846	6,401
Americas	45,306	44,151
Rest of the World	8,430	7,035
	74,258	71,763

Revenue by customer location for the three months ended 31 March 2006	3 months ended 31 March 2006 $'000	3 months ended 31 March 2005 $'000
United Kingdom	4,574	4,828
Mainland Europe	2,407	2,288
Americas	15,311	15,020
Rest of the World	2,743	2,501
	25,035	24,637

3. Restructuring and onerous lease charges

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2004 $'000
Rent on vacant offices	1,374	1,648
Restructuring	5,477	-
	6,851	1,648

During the first half of the financial year period the Group completed a restructuring programme involving the closure certain sales offices, change:

management structure, and re-organisation of departmental functions. Vacant possession of relevant office leases has been retained until such tir they time expire or are assigned.

Amounts equivalent to the rent arising from the unexpired portion of these : have been charged to the income statement in the period.

Other restructuring charges relate to employee severance, recruitment of pe) and terminated third party vendor service contracts.

4. Income tax expense

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000	Year ε 30 ξ
US Federal and state tax	(232)	(152)	
Non US Corporation tax	(1,875)	(1,284)	:
Adjustments in respect of previous years	-	(99)	
Total current tax (expense)/credit	(2,107)	(1,535)	
Deferred tax:			
Tax loss recognition/(de-recognition)	914	740	(:
Origination and reversal of temporary differences	1,123	1	
Income tax expense	(70)	(794)	(:

5. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follov

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000	Year ε 30 ξ
Profit after taxation (for basic and diluted earnings per share)	212	4,333	!
Basic weighted average ordinary shares in issue	28,461,082	30,444,251	30,32ι
Dilutive effect of share based instruments	655,580	350,608	44ε
Diluted weighted average ordinary shares in issue	29,116,662	30,794,859	30,77ι

Basic earnings per ordinary share (cents)	0.8	14.3	
Diluted earnings per ordinary share (cents)	0.7	14.1	

Own shares held by the Company, or by the Group employee benefit trust of 3,969,098 (31 March 2005: 983,000) (30 June 2005; 1,195,000) are treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Acquired Intellectual Property $'000	Internal Development Costs $'000
Cost:			
At 1 July 2005 and at 31 March 2006	-	18,386	391
Amortisation:			
At 1 July 2005	-	8,618	109
Provided during the period	-	1,702	60
At 31 March 2006	-	10,320	169
Net book value at 31 March 2006	-	8,066	222
Net book value at 31 March 2005	718	13,669	301
Net book value at 30 June 2005	-	9,768	282

The acquired intellectual property at 31 March 2006 relates to the written (value of Linux based appliance technology acquired from SecureM, Inc in Apr: 2004, and the written down value of Spyware technology acquired from Apreo Limited in February 2005.

Acquired intellectual property and internal development costs currently have estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, whic resulted in a change from the previous estimate of two years.

7. Trade and other receivables	31 March 2006	31 March 2005	30
	$'000	$'000	$
Current:			
Trade receivables	15,615	17,194	2:
Other receivables and prepayments	3,447	4,009	:
	19,062	21,203	2!

8.Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	re
As at 1 July 2005	5,032	3,987	
Total recognised income and expense	-	-	
Purchase of own shares	-	-	
Share options exercised by employees	27	1,010	
Equity settled transactions	-	-	
As at 31 March 2006	5,059	4,997	
As at 31 March 2006	5,031	3,977	
As at 30 June 2005	5,032	3,987	

At 31 March 2006 the Company held 2,750,586 shares in treasury (31 March 20(983,000 shares) (30 June 2005: 1,195,500 shares). During the nine month per: the Company purchased 1,555,086 shares for treasury at an average price of $ and at a total cost of $ 12,893,000. Transaction costs associated with these purchases was $96,000.

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust also acquired 1,218,512 shares in the same period (31 March 2(nil) (30 June 2005: nil) at an average price of $9.56, and at a total cost c $11,723,000. Transaction costs associated with these purchases was $87,000. shares held by the EBT are listed on a recognised stock exchange, and their market value 31 March 2006 was $11,752,000 (31 March 2005: $nil) (30 June 2($nil). The nominal value held was $211,000 (31 March 2005: $nil) (30 June 2($nil). The EBT is a discretionary trust for the benefit of employees, and tl shares held are used to satisfy certain Group's liabilities in respect to sl based emoluments that have been provided to them.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	31 March 2006 $'000	31 Marcl 200! $'00(
Current:		

In less than one year	59,023	53,94[illegible]
In more than one year	25,725	25,56[illegible]
	84,748	79,51[illegible]

10. Trade and other payables

Current:	31 March 2006 $'000	31 March 2005 $'000
Trade payables	2,441	2,855
Sales taxes & social security costs	1,826	1,775
Non trade payables and accrued expenses	11,863	8,816
	16,130	13,446

Reconciliation of Operating profits to Pro-forma operating profit- Un-audite
for the nine months ended 31 March 2006

Pro-forma operating profit for the period is as follows:

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000	Year enc 30 Ju 2(Un-audit $'(
Pro-forma operating profit	9,402	12,524	16,[illegible]

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;

	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of intangible assets	Ass recognit: a amortisat: of interr developme co:
9 months ended	$'000	$'000	$'000	$'(

31 March 2006				
Selling and distribution	(40,555)	315	-	
Research and development	(14,617)	183	1,702	
General and administrative	(19,260)	852	-	-
Other operating expenses	(182)	-	-	-
Total operating costs	(74,614)	1,350	1,702	60
Gross profit				
Pro-forma operating profit				

Pro-forma operating profit- for the nine months ended 31 March 2005*
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases ε restructuring charges, and Group free cash for the nine month period ended : March 2006 is as follows:

	9 months ended 31 March 2006 $'000	9 months ended 31 March 2005 $'000	Year ε 30 Un-auc ፥
Cash generated from operations	12,817	16,775	2:
Onerous lease charges and restructuring	5,596	474	
Operating cash (restated)	18,413	17,249	2:
Onerous lease charges and restructuring	(5,596)	(474)	
Bank and other interest received	2,463	1,875	፡
Bank and other interest paid	(11)	(25)	
Income taxes received/(paid)	1,008	(2,439)	(:
Acquisition of plant and equipment	(652)	(1,812)	(፡

Sale of plant and equipment	6	-	
Development expenditure	-	(49)	
Free cash	15,631	14,325	2:

Reconciliation of Operating profits to Pro-forma operating profit- Un-audite for the three months ended 31 March 2006

Pro-forma operating profit for the period is as follows:

	3 months ended 31 March 2006 $'000	3 months ended 31 March 2005 $'000	Year enc 30 Ju 2($'(
Pro-forma operating profit	1,907	4,380	16,'

Management define pro-forma operating profit as operating profit before the

(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the three month period ended 31 March 2006 is

	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of intangible assets	Ass recogniti a amortisati of interr developme cos
3 months ended 31 March 2006	$'000	$'000	$'000	$'0(
Selling and distribution	(14,176)	258	-	-
Research and development	(4,435)	95	567	2(
General and administrative	(5,740)	363	-	-
Other operating income	(69)	-	-	

Total operating costs	(24,420)	716	567	[illegible]
Gross profit				
Pro-forma operating profit				

Pro-forma operating profit- for the three months ended 31 March 2005*
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases a and Group free cash for the three month period ended 31 March 2006 is as fo

	3 months ended 31 March 2006	3 months ended 31 March 2005	Year e 30
			Un-auc
	$'000	$'000	$
Cash generated from operations	5,082	6,704	2:
Onerous lease charges and restructuring	2,517	199	
	-----------	-------------	--------
Operating cash (restated)	7,599	6,903	2:
Onerous lease charges and restructuring	(2,517)	(199)	
Bank and other interest received	738	487	2
Bank and other interest paid	(1)	(15)	
Income taxes paid	(297)	(783)	(:
Acquisition of plant and equipment	(242)	(311)	(2
Sale of plant and equipment	6	-	
Development expenditure	-	-	
	-----------	-------------	--------
Free cash	5,286	6,082	2:

END
QRTILFSDELIFIIR

Financial Announcements

-Surfcontrol PLC Holding(s) in Company

RNS Number:1048C
Surfcontrol PLC
27 April 2006

Letter to Surfcontrol Plc
Dated April 26, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of April 24, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 1,524,274 ordinary shares ("APLP shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 880,926 ordinary shares ("Fund Shares"), (collectively the APLP Shares and the Fund Shares are the "Relevant Shares").

We believe that the Relevant Shares represented approximately 5 37% of the total issued share capital of the Company as of April 24, 2006,

c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	938,933
The Bank of New York Nominees Limited	370,303
Mellon Bank	112,367
Brown Brothers Harriman	72,656
Chase Nominees Limited	30,015

Of the 938,933 shares held by State Street Nominees Limited, 880,926 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the Relevant Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the Relevant

Shares comprise an interest falling within Section 208(5) of the Act.

This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act and their addresses are as stated at the foot of this letter. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

Letter from ARTISAN INVESTMENT CORPORATION

END

HOLBDGDSCGDGGLR

Financial Announcements

-Surfcontrol PLC Holding(s) in Company

RNS Number:0877C
Surfcontrol PLC
27 April 2006

Letter to: SurfControl plc
Dated 26 April 2006

UK COMPANIES ACT 1985: SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 24 April 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street New York, NY 10004, USA, was interested, by attribution only, in a total of 2,831,821 shares.

Of these 2,831,821 shares:

- The interest in 2,713,452 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc. acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited;
- The interest in 118,369 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGCGDSCSDGGLR

Financial Announcements

-Surfcontrol PLC Holding(s) in Company

RNS Number:9420B
Surfcontrol PLC
25 April 2006

Letter to: Surfcontrol PLC
Dated: 21 April, 2006

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 914945	12,825	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	87,367	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	851,827	
HSBC Global Custody Nominee (UK) Ltd A/c 747381	57,020	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	72,514	
HSBC Global Custody Nominee (UK) Ltd A/c 916681	1,600	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	75,157	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	44,791	
	1,203,101	3.89%

We currently have a notifiable interest in 1,203,101 Ordinary 10p shares which we understand represents 3.89% of that class of your share capital calculated on an issued share capital of 30,849,471 Ordinary 10p shares.

Letter from: Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDSSXDGGLU

Financial Announcements

-Surfcontrol PLC Holding(s) in Company

RNS Number:8890B
Surfcontrol PLC
24 April 2006

Letter to Surfcontrol Plc
Dated April 20 2006

This letter is to inform you that investment funds managed by Porter, Orlin, LLC. currently hold 3,119,302 shares of SurfControl, Plc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 10.03% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed by us have increased their shareholding by 1% since our last notification on August 2, 2005.

Please contact our Chief Financial Officer Bill Verdi (212-484-5008) should you have any questions.

Letter from Geoffrey Hulme
Member of the General Partner
Porter, Orlin LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBSGDSUXDGGLS

Financial Announcements

REG-Surfcontrol PLC Trading Statement

RNS Number:3291B
Surfcontrol PLC
11 April 2006

SurfControl plc ("SurfControl" or "the Company")
FY 2006 Trading Update

SurfControl Pre-announces Positive Q3 Results and Increases Financial Guidance for the Full Year FY 2006

Scotts Valley, Calif. (April 11, 2006) - SurfControl plc (London: SRF.L), the global leader in Internet Content Protection, today announces that it achieved continued progress in billings growth for the third quarter, and revenues and pro-forma operating profit ahead of market expectations. As a result the Company has increased its full year financial guidance for the year to June 2006.

Third Quarter Highlights

- -Q3 billings growth of 3 percent to $26.4m (Q3 FY 05: $25.8m)
- -Q3 revenues expected to be in the range of $24.8m to $25.0m
- -Q3 pro-forma operating profit expected to be in the range of $1.7m to $1.9m
- -Q3 closing cash and investments of $79.8m and pre-restructuring cash flows expected to be in the range of $7.2m to $7.4m

With billings growth continuing to track towards the upper end of the full year guidance, solid new customer acquisitions and improving sales of bundled products, revenue in the third quarter has exceeded our earlier expectations. Re-balancing of costs, following the aggressive restructuring undertaken in the first half of the fiscal year, is taking longer than anticipated largely because we are determined to be very selective in our hiring. The combination of these factors is leading to profitability being ahead of earlier guidance. The strength of the third quarter cash flows continues to demonstrate the attractiveness of SurfControl's business model, and provides strong support for future share repurchases and investments.

As a result of the more encouraging trading performance in Q3, the Company has increased its full year 12 month FY 2006 guidance as follows: billings growth of between 2% and 3% which in turn means an improved year-on-year growth rate of between 3% and 5% in the fourth quarter, revenue slightly in excess of $100m and pro-forma operating profit in the range of $10m to $11m.

Commenting on the recent progress, Patricia Sueltz, CEO, said, "Our third quarter results reflect the efforts of our dedicated employees around the world to re-ignite billings growth. Our customers and channel partners are responding favourably to the improvements we are making in product and service delivery, as well as in marketing. By focusing on delivering superior solutions to customers through long term trusted relationships with our channel partners, we are

confident we will further strengthen our competitive position in the market."

These third quarter operational highlights are preliminary. Final results will be subject to regular management, Board of Directors and audit firm review procedures. Full details of the final third quarter financial results will be provided via SurfControl's regularly scheduled earnings release on Tuesday, May 3, 2006. Management will host conference calls on that day for both UK and US analysts and investors, details of which will be published ahead of that date.

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl +1 831 440 2722
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

About SurfControl

SurfControl plc is the global leader in Internet Content Protection: shielding organizations from known and emerging Internet dangers through Layered Threat ProtectionSM. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and [illegible] and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impacts productivity and the bottom line while limiting legal liability and enforcing regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
TSTAKKKQOBKDFQD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1886B
Surfcontrol PLC
07 April 2006

Letter to SurfControl Plc
Dated April 6, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed b the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act' that:

(a) As of April 5, 2006, Artisan Partners Limited Partnership was intereste for the purposes of the Act in 1,470,692 ordinary shares comprised in t relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc, (the "Relevant Shares").

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	885,351
The Bank of New York Nominees Limited	370,303
Mellon Bank	112,367
Brown Brothers Harriman	72,656
Chase Nominees Limited	30,015

(c) Artisan Partners Limited Partnership is interested in the Relevant Shar by virtue of Section 208(4)(b)of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is as stated at the foot of this letter.

Letter from ARTISAN PARTNERS LIMITED PARTNERSHIP

This information is provided by RNS

END

HOLBGGDSBUGGGLR

Financial Announcements

RECEIVED
2006 JUN 28 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:8530A
Surfcontrol PLC
03 April 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 25,750 10p ordinary shares in the Company at an average price of 559.3p per share on Friday 31st March 2006. The lowest price paid was 556.0p, the highest price paid was 56:

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
MSCUUUUGCUPQGGW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7599A
Surfcontrol PLC
31 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 17,096 10p ordinary shares in the Company at an average price of 552.4p per share on Thursday 3(March 2006. The lowest price paid was 550.5p, the highest price paid was 55!

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSWUUQPWUPQGGG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7599A
Surfcontrol PLC
31 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 17,096 10p ordinary shares in the Company at an average price of 552.4p per share on Thursday 30th March 2006. The lowest price paid was 550.5p, the highest price paid was 555.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ISIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSWUUQPWUPQGGG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6535A
Surfcontrol PLC
30 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 17,154 10p ordinary shares in the Company at an average price of 554.9p per share on Wednesday 2 March 2006. The lowest price paid was 550.5p, the highest price paid was 556

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSWUUPUWUPQGUU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6096A
Surfcontrol PLC
29 March 2006

Letter to SurfControl Plc
Dated 28 March 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203-SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 24 March 2006, The Golc
Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 1004, USA, was
interested, by attribution only, in a total of 2,956,465 shares.

Of these 2,956,465 shares:

- The interest in 2,840,147 shares arose from the interest held by Goldmar Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custc for its customers. These shares are, or will be, registered in the name Goldman Sachs Securities (Nominees), Limited;

- The interest in 116,318 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Ir These shares are, or will be, registered at CREST in account CREPTEMP.

From: The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBSGDXUSDGGLC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5838A
Surfcontrol PLC
29 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 20,000 10p ordinary shares in the Company at an average price of 553.6p per share on Tuesday 28t March 2006. The lowest price paid was 550.5p, the highest price paid was 55(

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
RDSPUUMUWUPQGGB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5159A
Surfcontrol PLC
28 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 20,000 10p ordinary shares in the Company at an average price of 554.7p per share on Monday 27th March 2006. The lowest price paid was 553.5p, the highest price paid was 55(

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUMAWUPQGGR

Financial Announcements

RECEIVED
2006 JUN 28 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:4189A
Surfcontrol PLC
27 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 24,028 10p ordinary shares in the Company at an average price of 562.9p per share on Friday 24th March 2006. The lowest price paid was 562.5p, the highest price paid was 563

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
RDSPUUBPWUPQGUM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3368A
Surfcontrol PLC
24 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerı Trust Fiduciary Services (Guernsey) Limited) purchased 35,884 10p ordinary shares in the Company at an average price of 564.7p per share on Thursday 2: March 2006. The lowest price paid was 559.5p, the highest price paid was 56!

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUAGWUPQGUC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2697A
Surfcontrol PLC
23 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 13,850 10p ordinary shares in the Company at an average price of 560.8p per share on Wednesday 2 March 2006. The lowest price paid was 560.0p, the highest price paid was 56

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUUCUWUPQGGW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1813A
Surfcontrol PLC
22 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 26,328 10p ordinary shares in the Company at an average price of 568.8p per share on Tuesday 21s March 2006. The lowest price paid was 563.0p, the highest price paid was 57:

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSPUUWAWUPQUBP

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1158A
Surfcontrol PLC
21 March 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 SurfControl plc (the "Company")

This notification relates to issued common stock of the Company (Shares") ar given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 16 March 2006, The Gold Sachs Group, Inc. ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, wa interested, by attribution only, in a total of 2,987,861 shares.

Of these 2,987,861 shares:

- The interest in 2,871,543 shares arose from the interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of GS Inc. acting as custodian its customers. These shares are, or will be, registered in the name of Goldr Sachs Securities (Nominees), Limited;

- The interest in 116,318 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. T shares are, or will be, registered at CREST in account CREPTEMP.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDXCUDGGLB

Financial Announcements

RECEIVED
2006 JUN 28 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:0358A
Surfcontrol PLC
20 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 35,310 10p ordinary shares in the Company at an average price of 578.52p per share on Friday 17th March 2006. The lowest price paid was 568.5p, the highest price paid was 580.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
RDSPUURUWUPQGUU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9797Z
Surfcontrol PLC
17 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 11,785 10p ordinary shares in the Company at an average price of 572.75p per share on Thursday 1 March 2006. The lowest price paid was 569.0p, the highest price paid was 57

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUWCWUPQGGM

Financial Announcements

RECEIVED
2006 JUN 28 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:9122Z
Surfcontrol PLC
16 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 15,405 10p ordinary shares in the Company at an average price of 567.12p per share on Wednesday March 2006. The lowest price paid was 560.8p, the highest price paid was 57(Following this purchase the general employee benefit trust holds a total of 971,327 ordinary shares, representing 3.11% of the Company's issued share capital.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
POSGUUUCWUPQGGQ

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:8484Z
Surfcontrol PLC
15 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Director's shareholding

The Company announces today details of the following Director's dealings in 15th March 2006.

	Number of shares sold	Market price (pence)	Number of options exercised	Number of options sold
Steve Purdham-beneficial	-	-	-	-
Steve Purdham-non-beneficial	-	556.50	(3000)	(3000)
Total beneficial and non-beneficial options and shares				
As a percentage of issued shared capital				

For further information,

ICIS

Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUVRSRNVROAAR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8276Z
Surfcontrol PLC
15 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 27,264 10p ordinary shares in the Company at an average price of 566.2p per share on Tuesday 14th March 2006. The lowest price paid was 560.8p, the highest price paid was 57(

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUUPPWUPQGUA

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7624Z
Surfcontrol PLC
14 March 2006

Letter to Surfcontrol PLC
Dated 10th March, 2006

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following an increase in the issued share capital of the Company, the notifiable interest held within the AEGON UK plc Group of Companies is varied from over 3% to 2.96%

Current Holding: 926,628

Held as follows: 926,628 Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scot Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish, Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Un: Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addres

From AEGON Asset Management UK

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDXGXBGGLS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7625Z
Surfcontrol PLC
14 March 2006

Letter to Surfcontrol Plc
Dated 10 March 2006

UK COMPANIES ACT 1985. SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
the Companies Act 1985 (the "Act")

We hereby notify you that as at close of business on 08 March 2006, The Gold
Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was
interested, by attribution only, in a total of 3,030,366 shares

Of these 3,030,366 shares;

" The interest in 2,914,128 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned direct subsidiary of GS Inc. acting as custodian for its customers. These shares are, or will be, registerec the name of Goldman Sachs Securities (Nominees), Limited;

" The interest in 116,238 shares arose from a beneficial interest held k Goldman Sachs International, a wholly-owned indirect subsidiary of GS These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDXBXBGGLS

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7520Z
Surfcontrol PLC
14 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 10,236 10p ordinary shares in the Company at an average price of 567.70p per share on Monday 13t March 2006. The lowest price paid was 566.0p, the highest price paid was 56

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCGUURGWUPQGUC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6900Z
Surfcontrol PLC
13 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 30,137 10p ordinary shares in the Company at an average price of 567.6p per share on Friday 10th March 2006. The lowest price paid was 560.0p, the highest price paid was 57

The Company announced on Thursday 9th March 2006 that the trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) had purchased 15,997 10p ordinary shares in the Company. The Company had in fact purchased 15,992 on that day.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
RDSGUURWWUPQGGW

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6187Z
Surfcontrol PLC
10 March 2006

Letter to: Surfcontrol Plc
Dated 9 March 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 07 March 2006, The Gold
Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was
interested, by attribution only, in a total of 3,346,217 shares.

Of these 3,346,217 shares;

" The interest in 3,229,979 shares arose from the interest held by Goldman,
Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodi
for its customers. These shares are, or will be, registered in the name
Goldman Sachs Securities (Nominees) Limited;

" The interest in 116,238 shares arose from a beneficial interest held by
Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc
These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDXUUBGGLG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5936Z
Surfcontrol PLC
09 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern
Trust Fiduciary Services (Guernsey) Limited) today purchased 15,997 10p ordi
shares in the Company at an average price of 577.69p per share. The lowest p
paid was 572p, the highest price paid was 580p.

The SurfControl plc general employee benefit trust is a discretionary trust
established by SurfControl for the benefit of the executive directors of the
Company, and eligible employees of SurfControl or its subsidiaries. The trus
was established pursuant to the passing of an ordinary resolution at the
Company's AGM on 21 October 2004, which approved the terms of Company's
long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUUBCWUPQGMB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5476Z
Surfcontrol PLC
09 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 13,871 10p ordinary shares in the Company at an average price of 576.85p per share on Wednesday March 2006. The lowest price paid was 572p, the highest price paid was 583p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUMUWUPQGGB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4705Z
Surfcontrol PLC
08 March 2006

DISCLOSURE OF MATERIAL INTEREST IN SHARES

COMPANIES ACT 1985 SECTION 198

Disclosure by BriTel Fund Trustees Limited for Trustees of BT Pension Scheme
(See Note 1)

Holdings In: SurfControl plc Issued Capital: 31,003

As at 6 March 2006

Registered Holders:	Held on behalf of	Number of Shares	% of Is capit
Direct Holdings:	(See Note 2)		
BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	832,234	
	Total Direct Holdings:	832,234	2.
Subsidiary Holdings:	(See Note 3)		
Chase Nominees Ltd	Hermes Assured Limited	258,210	
	Total Subsidiary Holdings:	258,210	0.
Total interest		1,090,444	3.
Stock on Loan		55,788	0.
Previous loan amount 214,696			

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited, Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by various investment managers on its beha

Note 3: These shares are held directly by Hermes Assured Limited, a subsidi of Hermes Pensions Management Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGCGDXIGGGGLI

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4549Z
Surfcontrol PLC
07 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 11,164 10p ordi shares in the Company at an average price of 580.56p per share. The lowest p paid was 576.25p, the highest price paid was 583.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUCCWUPQGMM

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3858Z
Surfcontrol PLC
06 March 2006

Letter to Surfcontrol Plc

Re: Notification concerning interests in shares of SurfControl plc (the "Company")

1
Wellington Management Company, LLP ("Wellington Management"), is registered an investment adviser with the United States Securities and Exchange Commiss under section 203 of the Investment Advisors Act of 1940, as amended and act discretionary investment manager on behalf of various separate accounts (the "Accounts"), that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is menti in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not as a group nor do they act in concert with respect to the interests in share Wellington Management acquired the interests in shares for the Accounts in i capacity as discretionary investment manager to, and solely for the benefit the Accounts, and the interests were acquired solely for investment purposes The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.

2
Wellington Management as discretionary investment manager on behalf of the Accounts, ceases to hold, in the aggregate, an interest, within the meaning Sections 203 and 208 of the Act. Wellington Management currently holds 688,' ordinary shares, or 2.20% of the shares outstanding, of the Company.

3
This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

Julie A. Jenkins
Vice President and Counsel
Wellington Management Company, LLP

END

HOLBRGDXUXGGGLL

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3786Z
Surfcontrol PLC
06 March 2006

Letter to: Surfcontrol PLC
Dated: 6 March 2006

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give Intimation that, following a purchase of shares in the Compa
the notifiable interest held within the AEGON UK plc Group of Companies is
3%

No of Ordinary Shares purchased:	448,713	
Resultant Total:	926,628	
Held as follows:	926,628	Chase Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK lt AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited. Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinbu Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in thi notification shall, unless the context otherwise requires, have the sam meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addre

Letter from: AEGON Asset Management UK

END

HOLBLGDXISGGGLL

Financial Announcements

RECEIVED
2006 JUN 28 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:3866Z
Surfcontrol PLC
06 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 15,767 10p ord: shares in the Company at an average price of 582.73p per share. The lowest p paid was 578.50p, the highest price paid was 584.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
POSUUUPCWUPQGMQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3276Z
Surfcontrol PLC
06 March 2006

Letter to Surfcontrol
dated March 3, 2006

We hereby notify you in accordance with Part VI of the Companies Act 1985 (t Act), that as at March 3, 2006 JANA Partners LLC no longer has a notifiable interest, as defined in section 198(2) of the Act, for the purposes of the A in the relevant share capital of surfControl plc.

From JANA Partners LLC

END

HOLGCGDXGUGGGLL

Financial Announcements

RECEIVED
2006 JUN 28 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:3078Z
Surfcontrol PLC
03 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 13,834 10p ordi shares in the Company at an average price of 579.6p per share. The lowest pr paid was 569p, the highest price paid was 585p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
MSCUUUUWWUPQGMW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2948Z
Surfcontrol PLC
03 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The Company announced on 1st March 2006 that the trustee of the SurfControl general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey Limited) had purchased 20,000 10p ordinary shares in the Company. Subsequent an additional 11,917 10p ordinary shares were also purchased on that day.

Therefore, the total number of shares purchased by the trustee on the 1st Ma 2006, was 31,917 10p ordinary shares at an average price of 558.7p per share The lowest price paid was 556.5p, the highest price paid was 562.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUUUWAWUPQGAW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2427Z
Surfcontrol PLC
02 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 10,851 10p ordi shares in the Company at an average price of 569.9p per share. The lowest pı paid was 563p, the highest price paid was 572p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUBAWUPQGMP

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2021Z
Surfcontrol PLC
02 March 2006

Letter to Surfcontrol PLC
Dated 1 March 2006

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section : of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter anc additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter; please contac Alasdair Coutts-Britton on 020-7996-3565. Facsimile 020-7996-1174

Duly authorised for and on behalf
of the notifying companies

Letter from Merrill Lynch & Co. Inc

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc,	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co, Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: SurfControl Plc Date: 24th February, 2006

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limitec
1,175,181 (3.78%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated)	578,889		No
Other Name(s)	596,292		No
TOTAL	1,175,181		

Company SURFCONTROL PLC as of: February 21, 2006

Class of shares Ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette certain further details are also set out below.

Requisite details in respect of shares additiona
those shown in the first attachment

Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5)Companies Act 1
Merrill Lynch & Co., Inc	2,486,087	1,310,906	0
Merrill Lynch Group Inc	2,386,381	1,211,200	0

END

HOLBDGDXGUGGGLD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2023Z
Surfcontrol PLC
02 March 2006

Letter to SurfControl plc
Letter dated 1 March 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act")

We hereby notify you that as at close of business on 27 February 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 U was interested, by attribution only, in a total of 3,845,947 shares.

Of these 3,845,947 shares:

- The interest in 3,729,153 shares arose from the interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodi for its customers. These shares are, or will be, registered in the name c Goldman Sachs Securities (Nominees), Limited;
- The interest in 116,794 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBDGDXBUGGGLD

Financial Announcements

RECEIVED
2006 JUN 28 A 11:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:1619Z
Surfcontrol PLC
01 March 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 20,000 10p ordi shares in the Company at an average price of 558.7p per share. The lowest pı paid was 556.5p, the highest price paid was 562.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUAWWUPQGMG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1145Z
Surfcontrol PLC
01 March 2006

Letter to SurfControl plc
Dated 28 February 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act")

We hereby notify you that as at close of business on 24 February 2006, The
Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004 U
was interested, by attribution only, in a total of 3,867,020 shares.

Of these 3,867,020 shares:

" The interest in 3,750,226 shares arose from the interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodi for its customers. These shares are, or will be, registered in the name c Goldman Sachs Securities (Nominees), Limited;

" The interest in 116,794 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDXGGGGGLB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0918Z
Surfcontrol PLC
28 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 8,390 10p ordin shares in the Company at an average price of 558.06p per share. The lowest p paid was 557.0p, the highest price paid was 565.25p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUBWPUPQGMR

Financial Announcements

RECEIVED
2006 JUN 23 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0169Z
Surfcontrol PLC
27 February 2006

Letter to SurfControl plc

February 27, 2

Dear Sirs,

We hereby notify you in accordance with Part VI of the Companies Act 1985 (t Act), that:

(a) as at February 27, 2006 JANA Partners LLC was interested for the purpose the Act in 1,023,022 ordinary shares of £0.1 nominal value each comprised in relevant share capital, as defined in section 198(2) of the Act, of SurfCont plc (the Relevant Shares);

(b) JANA Master Fund, Ltd, and JANA Piranha Master Fund, Ltd, are the registered holders of all of the Relevant Shares. JANA Partners LLC is the investment manager of JANA Master Fund Ltd, and JANA Piranha Master Fund Ltd and beneficially owns all of the Relevant Shares;

(c) All of the Relevant Shares are shares in which JANA Partners LLC is interested by virtue of section 208(5) of the Act.

From: JANA Partners LLC

END

HOLBRGDDDUDGGLR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0144Z
Surfcontrol PLC
27 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 19,693 10p ordi shares in the Company at an average price of 558.38p per share. The lowest p paid was 556.0p, the highest price paid was 560.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUAWPUPQGMM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9484Y
Surfcontrol PLC
24 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 18,232 10p ord: shares in the Company at an average price of 564.6 per share. The lowest pr: paid was 560.0p, the highest price paid was 568.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
POSPUURAPUPQGMC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8937Y
Surfcontrol PLC
24 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 20,000 10p ordinary shares in the Company at an average price of 568.86 per share on Thursday 23 February 2006. The lowest price paid was 559.25p, the highest price paid was 570.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSPUUPAPUPQUBC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8352Y
Surfcontrol PLC
23 February 2006

DISCLOSURE OF MATERIAL INTEREST IN SHARES
COMPANIES ACT 1985 SECTION 198

Disclosure by BriTel Fund Trustees Limited for Trustees of BT Pension Scheme
(See Note 1)

Holdings in: Surfcontrol plc Issued Capital: 31 139,57

As at 21 February 2006

Registered Holders:	Held on behalf of	Number of Shares	% c iss cap
Direct Holdings:	(See Note 2)		
BriTel Fund Nominees Ltd	Trustees of BT Pension Scheme	832,234	
	Total Direct Holdings:	832,234	:
Subsidiary Holdings:	(See Note 3)		
Chase Nominees Ltd	Hermes Assured Limited	258,210	
	Total Subsidiary Holdings:	258,210	(
Total interest		1,090,444	:
Stock on Loan		241,730	(

Note 1: The Trustees of the BT Pension Scheme control Britel Fund Trustees Limited, which is the owner of Hermes Pensions Management Limited. Hermes Focus Asset Management Limited, Hermes Investment Management Limited, Hermes Assured Limited and Hermes SLP Limited are all subsidiaries of Hermes Pensions Management Limited.

Note 2: These shares are held on behalf of the Trustees of the BT Pension Scheme in funds managed by various investment managers on its beha

Note 3: These shares are held directly by Hermes Assured Limited, a subsid: of Hermes Pensions Management Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDDRUDGGLX

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8121Y
Surfcontrol PLC
22 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 20,000 10p ordi shares in the Company at an average price of 573.56 per share. The lowest pr paid was 572p, the highest price paid was 575p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUGAPUPQGMP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7419Y
Surfcontrol PLC
21 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 21,500 10p ordi shares in the Company at an average price of 581.37p per share. The lowest p paid was 575.5p, the highest price paid was 585.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSPUUQGPUPQGMG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6816Y
Surfcontrol PLC
20 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 18,791 10p ord: shares in the Company at an average price of 582.47p per share. The lowest p paid was 579.25p, the highest price paid was 585.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
POSPUUGWPUPQGMU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6177Y
Surfcontrol PLC
17 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 15,500 10p ord: shares in the Company at an average price of 569.20p per share. The lowest p paid was 566.5p, the highest price paid was 570.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUUCPPUPQGMM

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:6120Y
Surfcontrol PLC
17 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised that on 16 February 2006 the following directoı purchased ordinary shares in SurfControl:

Name of director	Number of shares purchased	Price (p)	Beneficial and non beneficial holdings following purchase	Beneficial holding as % of issued sh capital
Simon Wilson (Executive Director)	623	568	4,863	0.016%

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUBONRNVRUAAR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5740Y
Surfcontrol PLC
17 February 2006

To SurfControl plc
Dated 16 February 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203
of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 14 February 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 4,184,734 shares.

Of these 4,184,734 shares:

- The interest in 4,068,491 shares arose from the interest held by Goldma Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered : the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 116,243 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of (Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

From The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDDCSBGGLR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5593Y
Surfcontrol PLC
16 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 8,481 10p ordir shares in the Company at an average price of 557.44p per share. The lowest p paid was 553.25p, the highest price paid was 561.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUURPPUPQGMQ

Financial Announcements

RECEIVED
2006 JUN 28 A 11:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:5159Y
Surfcontrol PLC
16 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 14,700 10p ordinary shares in the Company at an average price of 562.09p per share on Wednesday February 2006. The lowest price paid was 552.25p, the highest price paid was 569.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
MSCGUUCUPUPQGGQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4640Y
Surfcontrol PLC
15 February 2006

To SurfControl plc
Dated 14 February 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 10 February 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 4,422,734 shares.

Of these 4,422,734 shares:

- The interest in 4,306,491 shares arose from the interest held by Goldma Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered i the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 116,243 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of (Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

From The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBSGDDLGBGGLU

Financial Announcements

RECEIVED
2006 JUN 28 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4397Y
Surfcontrol PLC
15 February 2006

Letter to Surfcontrol PLC
Dated 13 February, 2006

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter anc additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter; please contac Alasdair Coutts-Britton on 020-7996-3565. Facsimile 020-7996-1174

Duly authorised for and on behalf
of the notifying companies

Letter from Merrill Lynch & Co. Inc

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc, — World Financial Center, North Tower, 250 Vesey Street, New York, NY 10281-1332

Merrill Lynch & Co, Inc. — World Financial Center, North Tower, 250 Vesey Street, New York, NY 10281-1332

Company Name: SurfControl Plc Date: 7th February, 2006

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limitec
1,412,845 (4.53%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated)	711,557		No
Other Name(s)	701,288		No
TOTAL	1,412,845		

Company SURFCONTROL PLC as of: February 7, 2006

Class of shares Ordinary

Each company named below is interested in the aggregate number of the share: identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lettei certain further details are also set out below.

Requisite details in respect of shares additiona
those shown in the first attachment

Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5) Companies Act :
Merrill Lynch & Co., Inc	2,639,122	1,226,277	0
Merrill Lynch Group Inc	2,624,045	1,211,200	0

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDDXDBGGLU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4206Y
Surfcontrol PLC
14 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 13,500 10p ord: shares in the Company at an average price of 561.2p per share. The lowest p paid was 559.3p, the highest price paid was 564.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
MSCGUUMPPUPQGMC

Financial Announcements

RECEIVED
2006 JUN 28 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:4048Y
Surfcontrol PLC
14 February 2006

SURFCONTROL PLC ("SurfControl" or "the Company")

Director's Interest in Shares of the Company

The Company has been advised that on 14 February 2006 the following directoı gifted ordinary shares in SurfControl to a UK registered charity:

Name of director	Number of shares gifted	Price (£) (mean average)	Beneficial holding following purchase	Beneficial holding as % of issued shaı capital
Steve Purdham (Non-executive)	6,000	N/a	91,000	0.291%

For further information,

ICIS

Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUSAVRNARUAAR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3530Y
Surfcontrol PLC
13 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 38,305 10p ordi shares in the Company at an average price of 570.06p per share. The lowest p paid was 555.25p, the highest price paid was 582.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
MSCGUUPPPUPQGMW

Financial Announcements

RECEIVED
2006 JUN 28 A 11:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3066Y
Surfcontrol PLC
13 February 2006

Amendment 4

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fide Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investr International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limitec

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fide International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act,

namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control t exercise of such rights, or under section 203 of the Act respectively.

Schedule A Amendment

Security: SURFCONTROL PLC

Current ownership percentage: 5.74%

Total Shares Held 1,718,038

Shares in issue: 29,919,072

Change in holdings since last filing: (290,161) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
198,000	FPM	NORTHERN TRUST LONDON
61,700	FPM	MELLON BANK
55,923	FPM	BANK OF NEW YORK BRUSSELS
32,966	FPM	STATE STR BK AND TR CO LNDN
17,000	FPM	CLYDESDALE BANK PLC
1,002,641	FISL	JP MORGAN, BOURNEMOUTH
233,400	FIL	BROWN BROS HARRIMN LTD LUX
78,100	FIL	JP MORGAN, BOURNEMOUTH
22,008	FIL	STATE STR BK AND TR CO LNDN
16,300	FIL	BANK OF NEW YORK BRUSSELS

END

HOLBGGDDDUBGGLX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2355Y
Surfcontrol PLC
10 February 2006

Letter to SURFCONTROL PLC
Dated 9 February, 2006

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter anc additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter; please contac Alasdair Coutts-Britton on 020-7996-3565. Facsimile 020-7996-1174

Duly authorised for and on behalf
of the notifying companies

Letter from Merrill Lynch & Co. Inc

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd,	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc,
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

Merrill Lynch & Co, Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

Company Name: SurfControl Plc Date: 6th February, 2006

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limitec
1,433,945 (4.60%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated)	723,257		No
Other Name(s)	710,688		No
TOTAL	1,433,945		

Company SURFCONTROL PLC as of: February 6, 2006

Class of shares Ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette certain further details are also set out below.

Requisite details in respect of shares additiona
those shown in the first attachment

Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5)Companies Act
Merrill Lynch & Co., Inc	2,763,022	1,329,077	0
Merrill Lynch Group Inc	2,645,145	1,211,200	0

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDDIDBGGLG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2346Y
Surfcontrol PLC
10 February 2006

Letter to SurfControl plc dated 9 February 2006

February 9, 2006

Dear Sirs,

We hereby notify you in accordance with Part VI of the Companies Act 1985 (t Act), that:

(a) as at February 8, 2006 JANA Partners LLC was interested for the purposes the Act in 1,634,309 ordinary shares of £0.1 nominal value each comprised ir relevant share capital, as defined in section 198(2) of the Act, of SurfCont plc (the Relevant Shares);

(b) JANA Master Fund, Ltd, and JANA Piranha Master fund, Ltd, art the registered holders of all of the Relevant Shares. JANA Partners LLC is the investment manager of JANA Master Fund Ltd, and JANA Piranha Master Fund Ltc and beneficially owns all of the Relevant Shares;

(c) All of the Relevant Shares are shares in which JANA Partners LLC is interested by virtue of section 208(5) of the Act.

From: JANA Partners LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDDLDBGGLG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2142Y
Surfcontrol PLC
09 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 30,244 10p ord: shares in the Company at an average price of 588.18p per share. The lowest p paid was 581.25p, the highest price paid was 590.25p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUUGWPUPQGMB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1745Y
Surfcontrol PLC
09 February 2006

Letter to Surfcontrol Plc
Dated 7 February 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 6 February 2006 Barclays PLC, through the leg entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.91%.

Details of this interest, together with a breakdown between registered holde (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 31,168,572 is the latest figure available to us.

Letter from Barclays PLC

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 06 February 2006 Barclays PLC, through the legal entities listed belov had a notifiable interest in 1,217,855 ORD GBP0.10 representing 3.91 % of tl issued share capital of 31,168,572 units.

Legal Entity	Holding	Percentage Held
Gerrard Ltd	19,038	.0611
Barclays Global Investors Ltd	918,244	2.9461
Barclays Capital Securities Ltd	239,850	.7695
Barclays Life Assurance Co Ltd	40,723	.1307
Group Holding	1,217,855	3.9074

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 06 February 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 1,217,855 ORD GBP0.10 representing 3.91 of the issued share capital of 31,168,572 units.

Registered Holder	Account Designation	Hold
BARCLAYS CAPITAL NOMINEES LIMITED		239,8
CHASE NOMINEES LTD	16376	12,9
CHASE NOMINEES LTD	28270	8,9
JP MORGAN (BGI CUSTODY)	16331	12,2
JP MORGAN (BGI CUSTODY)	16341	19,5
JP MORGAN (BGI CUSTODY)	16400	283,2
JP MORGAN (BGI CUSTODY)	16480	465,9
JP MORGAN (BGI CUSTODY)	16482	137,2
JP MORGAN (BGI CUSTODY)	18409	18,7
R C Greig Nominees Limited		15,1
R C Greig Nominees Limited GP1		1,8
R C Greig Nominees Limited SA1		2,0
	Total	1,217,8

END

HOLBBGDDGSGGGLC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1436Y
Surfcontrol PLC
08 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 28,500 10p ordi shares in the Company at an average price of 584.81p per share. The lowest p paid was 583.3p, the highest price paid was 585.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUUUAWPUPQGMR

Financial Announcements

RECEIVED
2006 JUN 28 A 11: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:1207Y
Surfcontrol PLC
08 February 2006

8 February

SURFCONTROL PLC ("SurfControl" or "the Company")

Directors' Interest in Shares of the Company

The Company has been advised that on 8 February 2006 the following director purchased ordinary shares in SurfControl:

Name of director	Number of shares purchased	Price (£) (mean average)	Beneficial holding following purchase	Beneficial holding as % of issued sh capital
George Hayter (Non-executive)	18,663	5.85	28,113	0.090%

For further information:

ICIS
Tom Moriarty Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUWSSRNSRURAR

Financial Announcements

RECEIVED
2006 JUN 28 A 11:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:0754Y
Surfcontrol PLC
07 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 17,000 10p ordi shares in the Company at an average price of 588.12p per share. The lowest p paid was 583.0p, the highest price paid was 590.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUCWPUPQGMM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0325Y
Surfcontrol PLC
07 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 24,256 10p ordinary shares in the Company at an average price of 590.17p per share on Monday 6th February 2006. The lowest price paid was 585.25p, the highest price paid was 591.75p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

END
POSUUURUPUPQGGM

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9858X
Surfcontrol PLC
06 February 2006

Letter to SurfControl Plc
Dated 3 February 2006

Re: Notification concerning interests in shares of SurfControl plc (the "Company")

1
Wellington Management Company, LLP ("Wellington Management") is registered a investment adviser with the United States Securities and Exchange Commissior under section 203 of the Investment Advisors Act of 1940, as amended and act discretionary investment manager on behalf of various separate accounts (the "Accounts") that hold an interest in shares of the Company, Wellington Management's interest in the shares is as an investment manager, as is ment: in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not as a group nor do they act in concert with respect to the interests in share Wellington Management acquired the interests in shares for the Accounts in : capacity as discretionary investment manager to, and solely for the benefit the Accounts, and the interests were acquired solely for investment purposes The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.

2
Wellington Management as discretionary investment manager on behalf of the Accounts currently holds, in the aggregate, an interest within the meaning ‹ Sections 203 and 208 of the Act, in 1,171,902 ordinary shares, or 3.99% of t shares outstanding of the Company. This represents a decrease of 0.72% since last notification on 13 December 2005. Therefore, Wellington Management here gives notice to the Company of such interest in shares, pursuant to the provisions of Sections 198(1) and 208(4)(B) of the Act.

3
This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

If you have any questions or comments, please do not hesitate to contact me (617) 790-7745.

Letter from: Julie A Jenkins

Vice President and Counsel
Wellington Management Company, LLP

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBSGDDISGGGLL

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9757X
Surfcontrol PLC
06 February 2006

LETTER TO: SURFCONTROL PLC
DATED: 3 FEBRUARY 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act")

We hereby notify you that as at close of business on 01 February 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by amibution only, in a total of 4,687,392 shares

Of these 4,687,392 shares:

- The interest in 4,531,566 shares arose from the interest held by Goldman, Sachs & Co, a wholly-owned direct subsidiary of GS Inc. acting as custodian its customers. These shares are, or will be, registered in the name of Gold Sachs Securities (Nominees), Limited;

- The interest in 155,826 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

LETTER FROM:

for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBXGDDLBGGGLL

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9360X
Surfcontrol PLC
03 February 2006

Letter to Surfcontrol Plc
Dated 01 February 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act")

We hereby notify you that as at close of business on 30 January 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,017,392 shares.

Of these 5,017,392 shares:

- The interest in 4,861,566 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custoc
for its customers. These shares are, or will be, registered in the name c
Goldman Sachs Securities (Nominees), Limited;

- The interest in 155,826 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc
These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBRGDDGGGGGLX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9310X
Surfcontrol PLC
03 February 2006

Letter to SURFCONTROL PLC
Dated 1 February, 2006

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2
of the above Act, that the companies the names and addresses of which are
set out in the Schedule to this letter have the interests in relevant share
capital of your company disclosed in the first attachment to this letter anc
additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter; please contac
Alasdair Coutts-Britton on 020-7996-3565. Facsimile 020-7996-1174

Duly authorised for and on behalf
of the notifying companies

Letter from Merrill Lynch & Co. Inc

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd,	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc,	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co, Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: SurfControl Plc Date: 27th January, 2006

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limitec
1,776,965 (5.70%)

Made up as follows:

Registered Holder (if know)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated)	914,829		No
Other Name(s)	862,136		No
TOTAL	1,776,965		

Company SURFCONTROL PLC as of: January 27, 2006

Class of shares Ordinary

Each company named below is interested in the aggregate number of the share: identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette: certain further details are also set out below.

Requisite details in respect of shares additiona
those shown in the first attachment

Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5) Companies Act
Merrill Lynch & Co., Inc	2,988,165	1,211,200	0
Merrill Lynch Group Inc	2,988,165	1,211,200	0

END

HOLBLGDDCXGGGLX

Financial Announcements

RECEIVED
2006 JUN 28 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:9348X
Surfcontrol PLC
03 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 16,257 10p ordinary shares in the Company at an average price of 589.44p per share on Friday 3rd February 2006. The lowest price paid was 585.25p, the highest price paid was 593.25p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUUUWUPUPQGMW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8914X
Surfcontrol PLC
03 February 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 8,743 10p ordinary sh in the Company at an average price of 582.6p per share on Thursday 2nd Febru 2006. The lowest price paid was 581.5p, the highest price paid was 583.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS

Caroline Evans-Jones

Tel: +44 207 651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUUUPUPQGGW

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:8388X
Surfcontrol PLC
02 February 2006

2 February 2006

SURFCONTROL PLC

("SurfControl" or "the Company")

Directors' Interest in Shares of the Company

The Company has been advised that on 2 February 2006 the following directors purchased ordinary shares in SurfControl:

Name of director	Number of shares purchased	Price (p) (mean average)	Beneficial holding following purchase	Beneficial holding as % of issued sha capital
Greg Lock (Chairman)	67,429	588.785438	107,429	0.344%
Jane Tozer MBE (Non-executive)	842	588.785438	5,005	0.016%

The Company has been advised today, that on 1 February 2006 the following director purchased ordinary shares in SurfControl:

Name of director	Number of shares purchased	Price (p) (mean average)	Beneficial holding following purchase	Beneficial holding as % of issued sh capital
Pat Sueltz (Chief Executive)	9,850	569.75	25,450	0.082%

For further information,

ICIS

Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUAORNARURAR

SurfControl plc announces results for the second quarter of its year ending June 30, 2006: Billings growth, completion of re-structuring, and confidence in achieving FY 2006 market expectations

View Financials

Scotts Valley, CA (January 31, 2006) – SurfControl plc (London: SRF.L) a world leading Internet Security company providing Enterprise Threat Protection, today reported financial results for the second quarter FY 2006.

Operational Highlights

- Operational and structural restructuring completed on schedule
- Q2 billings growth of 3% to $30.3m (Q2 FY05: $29.4m)
- Key senior management appointments in OEM, Channel, and EMEA sales
- Enterprise Threat Shield awarded Software Security Product of the Year by CRN
- Q2 pro-forma operating profit of $4.1m (Q2 FY05: $4.7m)
- Free cash flow exceeds expectations at $10.3m for 1H (1H FY05: $8.2m)

Second Quarter Financial Highlights (US$m)

Q2 and 1H FY2006	3m 31/12/05 $m	3m 31/12/04 $m	%	6m 31/12/05 $m	6m 31/12/04 $m	%
Revenue	25.1	24.7	2%	49.2	47.1	4%
Gross margin %	97%	98%		97%	98%	
Restructuring and onerous lease costs	3.5	-		6.9	1.7	
(Loss)/profit before tax	(0.4)	2.8		(0.6)	3.1	
Pro-forma operating profit	4.1	4.7		7.5	8.1	
Basic EPS (US cents)	(1.0)	7.9		(1.6)	8.7	
Indirect billings %	68%	65%		68%	63%	
Non-Americas revenue %	39%	38%		39%	38%	
Billings	30.3	29.4	3%	49.9	49.4	1%
Deferred revenue	83.8	78.9	6%			
Cash and liquid investments	81.5	89.9				
Cash generated from operations	1.7	4.0		7.7	10.1	
Cash generated from operations pre-restructuring and onerous leases	3.8	4.2		10.8	10.3	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS statement are provided in the financial information following this RNS, as well as on SurfControl's web site at www.surfcontrol.com/Default.aspx?id=129&mnuid=6.5.2

Commenting on the results, Patricia Sueltz, CEO said, "We have made significant progress in the second quarter on many fronts: We enhanced the health of the business and have started to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry. Six months ago I stated that the restructuring was not about 'cutting our way to growth'; rather, it was about the rebalancing of resources to be more focused and productive. To that end we plan to make further investment in infrastructure and people in the second half of the fiscal year"

For further information:

ICIS Financial PR	**+44 (0) 207 651 8688**
Tom Moriarty, UK Investor Relations	*tom@icisnet.com*
Caroline Evans-Jones	*caroline@icisnet.com*
SurfControl	**+1 831 440 2621**
Pat Sueltz, CEO	*pat.sueltz@surfcontrol.com*
Simon Wilson, CFO	*simon.wilson@surfcontrol.com*

Second Quarter 2006 Financial Highlights

The results for the quarter fully reflect the costs of restructuring, announced on September 6, 2005, and completed on December 31, 2005. These costs amounted to $3.5m in the quarter and $6.9m overall in the six months to December 31, 2005. The restructuring charge relates to employee severance, onerous leases, and terminated third party vendor service contracts. The costs were approximately $2m higher than the previous guidance due to newly appointed senior management identifying more actions to restructure the business than were originally identified, particularly in the area of redundancies. The Company chose not to delay taking these additional actions.

Billings in the quarter grew 3% to $30.3m (Q2 FY05: $29.4m) and 1% to $49.9m for the six months to December 31, 2005 (1H FY05: $49.4m). The Americas grew billings 4% in the quarter (Q2 FY05: -1%) and 3% overall in the six months to December 31, 2005 (1H FY05: -9%). 919 new customers were won in the quarter (Q2 05: 1,166) and renewal rates remained in the target range of 70-80%. The value of three year contracts as a proportion of total billings was 44% (Q2 FY05: 47%). Deferred revenue increased 6% to $83.8m (Q2 05: $78.9m) of which 68% will be recognized in the next 12 months.

Revenue for the quarter increased by 2% to $25.1m (Q2 FY05: $24.7m). License revenue was 15% of total revenue in the quarter (Q2 FY05: 22%). The 2% growth rate and the lower proportion of license revenue compared to last year reflects the first quarter of the full impact of the recent move to a greater emphasis on subscription pricing. It also reflects an increase in sales of product suites or bundles, as well as sales into the customer base: Both of which produce less immediately recognised license revenue and more subscription revenue which is deferred over the life of the customer contract. Americas' revenue for the quarter was 61% of the total (Q2 FY05: 62%).

Pro-forma operating profit for the quarter was $4.1m (Q2 FY05: $4.7m). Restructuring costs together with, among other things, share based payment costs, amortization of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. After charging these costs, the loss before tax for the quarter was $0.4m (Q2 FY05: profit of $2.8m) and a loss of $0.6m for the six months to December 31, 2005 (1H FY 05: profit of $3.1m). The estimated effective tax rate for FY 06 is 25%, and basic earnings per share for the quarter was a loss of 1.0 cents (Q2 FY05: profit of 7.9 cents) and a loss of 1.6 cents for the six months to December 31, 2005 (1H FY05: profit of 8.7 cents).

Pre-restructuring operating cash flow was ahead of management expectations at $3.8m (Q2 FY05: $4.2m). This performance was driven by strong pro-forma profit, improved linearity of billings and improved days sales outstanding, which ended the quarter at 44 days. Cash generated from operations under IFRS was also strong in the quarter at $1.7m (Q2 FY05: $4.0m) and $7.7m for the six months to December 31, 2005 (1H FY05: $10.1m). Free cash flow in the quarter was $2.7m (Q2 FY05: $2.9m) and $10.3m for the six months to December 31, 2005 (1H FY05: $8.2m). Cash and liquid investments ended the quarter at $81.5m. The slight reduction from Q1 of $2.9m reflects the $4.7m cost of shares purchased by the Company in the quarter and $2.1m of cash outflows relating to restructuring costs.

At the Company AGM on October 20, 2005 SurfControl renewed its shareholder authority to make open market

purchases of up to 10% of its issued share capital in the period to its 2006 AGM. Following the end of the close period, SurfControl will resume the purchase of its own shares.

FY 06 is the first financial year that the Company has issued IFRS financial information. An audited IFRS Transition Report giving a reconciliation of prior year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together with an un-audited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Company website.

Corporate Highlights

Restructuring
The Company completed on schedule a comprehensive restructuring programme over the last six months. During this period SurfControl reduced several layers of management, re-assessed its employee and management skills-base, and reviewed its infrastructure requirements. The results are that the Company has four fewer sales offices, 108 employees and managers have left, and 86 seasoned and talented individuals have been recruited from the technology industry. All key operating functions are now globally run. FTE headcount at the end of the quarter was 511 compared to 533 six months ago and 508 at the end of the first quarter. During the second half of the year the Company plans to add people and infrastructure necessary to support planned growth as well as to complete the replacement of capacity removed during the restructuring.

Sales and Marketing
During the quarter the Company continued to develop and strengthen the sales and marketing function worldwide. Of the 86 new employees hired in the last 6 months, the majority were in sales. In addition, we have redesigned our sales compensation plan to drive productivity and to reward success at both the team and individual level. Personal quotas have been increased to match the industry standard associated with high performing companies in this sector, with greater emphasis on, and recognition of, over-performance. A similar approach has been adopted with key channel partners making it more attractive to sell higher volumes. Channel billings increased to 68% in the quarter (Q2 FY05: 65%).

By increasing the emphasis on face time with customers and partners, and adjusting the sales approach on the basis of the feedback, the Company is targeting significant continuous improvement in the sales process and marketing support.

The new pricing model has been in effect for its first full quarter and continues to be well received by the channel and customers alike. This is starting to become evident in the Company's billings key performance indicators ("KPIs"). For example, it is reflected in the sequential quarterly increases in both the average invoice value to $7,700 (Q1 FY06: $6,000) and bundled sales as a proportion of total billings to 25% (Q1 FY06: 20%). At the same time, the new pricing has also been a factor in the record number of large deals over $50,000 which was 77 in the quarter (Q1 FY06: 32).

Put simply, SurfControl products are now easier for customers to buy, and easier for sales teams and channel partners to sell. These factors are some of the reasons why SurfControl has delivered increased sales, particularly in the Americas, during a period of dramatic change. Americas billings have increased sequentially from -11% in Q4 FY05 to +1% in Q1 FY06 to +4% in the second quarter.

Recruitment
The recruitment of highly talented individuals is essential to the achievement of the Company's growth plans. SurfControl has attracted successful individuals who bring experience from some of the world's leading technology companies including Symantec, Microsoft, McAfee, Sophos, IBM, SalesForce.com and Adobe. The influence of these new employees is already being felt within the organisation.

Awards

SurfControl's technological leadership has been recognised by a multitude of independent awards for its Enterprise Threat Protection products including SC Magazine's Best Buy award for the Web Filter when their reviewer Christopher Moody concluded that "for comprehensive web filtering, there aren't any better products." In December, SurfControl's recently launched Enterprise Threat Shield was named Test Center Product of the Year Winner in the Software Security category by CMP Media's CRN. Most recently, SurfControl's E-mail Filter was named a "Recommended Product" by SC Magazine, and SurfControl Web Filter has been named a finalist in the SC Magazine 2006 Awards to be announced in February 2006.

The market

During 2005 the Secure Content Market experienced continued momentum as threats to corporate security became more commonplace. Spyware, for example, became a significant problem during 2005 and according to IDC, more than three-quarters of all corporate machines are infected with various forms of spyware. Spam continues to be a significant hindrance to productivity and a source of malicious attacks on corporate networks. IDC believes the number of spam messages sent daily will almost double over the next few years, increasing from 23 billion in 2004 to 42 billion in 2008. This trend is driving demand for a solution that protects all organizations from the myriad of blended threats embedded in Internet content.

SurfControl's leadership in the provision of Enterprise Threat Protection ensures that it is well positioned to benefit from the forecast growth in this area. According to IDC the worldwide market for Secure Content Management is expected to grow at a CAGR of 18.7% between 2004 and 2009.

New customers

During the quarter, the Company won 919 new customers (Q2 FY05: 1,166). New customer sales represented 24% of billings, sales into the customer base 23%, renewals 51% and other sales 2% (Q2 FY05: 27%, 21%, 49%, and 3% respectively).

New customers won around the world in the quarter included Ernst and Young, Reuters of America, Inc., Hanson Building Materials America, Hewlett Packard, City Colleges of Chicago, Museum of Modern Art, Juventus Football Club, Ducatti Motorcycles, Caterpillar, Healthcare Management Systems, Banque de France, MTV India, The Ministry of Health in Malaysia, Thompson Finance India, the National Library of New Zealand, the National Library of Australia, and Schenck Australia Pty Ltd.

Outlook

The Company has made significant progress in the second quarter on many fronts, enhancing the health of the business and starting to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry.

Following completion of the restructuring and achievement of 1% billings growth in the six months to December 31, 2005, and given the planned further investment in infrastructure and people in the second half of the year, management considers that the previous guidance range given for billings, revenue and pro-forma operating profit remains appropriate.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layered Threat Protection℠. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence℠ from its Global Threat Experts℠ to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impacts productivity and the bottom line while limiting legal liability and enforcing regulatory compliance and

confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc
Consolidated income statement
for the six months ended 31 December 2005

	Notes	**6 months ended 31 December 2005 $'000**	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Revenue	2	**49,223**	47,126	97,838
Cost of sales		**(1,251)**	(708)	(1,746)
Gross profit		**47,972**	46,418	96,092
Selling and distribution excluding restructuring		**(24,093)**	(23,422)	(48,797)
Restructuring	3	**(2,286)**	-	-
Total selling and distribution		**(26,379)**	(23,422)	(48,797)
Research and development excluding restructuring		**(8,816)**	(9,531)	(21,025)
Restructuring	3	**(1,366)**	-	-
Total research and development		**(10,182)**	(9,531)	(21,025)
General and administrative excluding onerous leases and restructuring		**(10,321)**	(9,896)	(19,741)
Onerous leases	3	**(1,374)**	(1,648)	(1,648)
Restructuring	3	**(1,825)**	-	-
Total general and administrative		**(13,520)**	(11,544)	(21,389)
Other operating (expenses)/income		**(113)**	71	(447)
Operating (loss)/ profit		**(2,222)**	1,992	4,434
Financing income		**1,619**	1,151	2,510
Financing expense		**(10)**	(10)	(29)
(Loss)/ profit before tax		**(613)**	3,133	6,915
Income tax credit/(expense)	4	**153**	(482)	(1,169)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		**(460)**	2,651	5,746
Basic (loss)/ earnings per ordinary share (cents)	5	**(1.6)**	8.7	19.0
Diluted (loss)/ earnings per ordinary share (cents)	5	**(1.6)**	8.6	18.6

Group statement of recognised income and expense
for the six months ended 31 December 2005

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/ profit for the period	**(460)**	2,651	5,746
Foreign exchange translation differences	**281**	472	(118)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	**(179)**	3,123	5,628

Consolidated income statement
for the three months ended 31 December 2005

	Notes	**3 months ended 31 December 2005**	3 months ended 31 December 2004	Year ended 30 June 2005
		$'000	$'000	$'000
Revenue	2	**25,100**	24,664	97,838
Cost of sales		**(736)**	(403)	(1,746)
Gross profit		**24,364**	24,261	96,092
Selling and distribution excluding restructuring		**(12,603)**	(11,925)	(48,797)
Restructuring	3	**(1,371)**	-	-
Total selling and distribution		**(13,974)**	(11,925)	(48,797)
Research and development excluding restructuring		**(4,435)**	(4,992)	(21,025)
Restructuring	3	**(637)**	-	-
Total research and development		**(5,072)**	(4,992)	(21,025)
General and administrative excluding onerous leases and restructuring		**(4,959)**	(5,158)	(19,741)
Onerous leases	3	**(682)**	-	(1,648)
Restructuring	3	**(830)**	-	-
Total general and administrative		**(6,471)**	(5,158)	(21,389)
Other operating income/ (expenses)		**9**	77	(447)
Operating (loss)/ profit		**(1,144)**	2,263	4,434
Financing income		**770**	590	2,510
Financing expense		**(2)**	(8)	(29)
(Loss)/ profit before tax		**(376)**	2,845	6,915
Income tax credit/(expense)	4	**94**	(445)	(1,169)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		**(282)**	2,400	5,746
Basic (loss)/ earnings per ordinary share (cents)	5	**(1.0)**	7.9	19.0
Diluted (loss)/ earnings per ordinary share (cents)	5	**(1.0)**	7.8	18.6

Group statement of recognised income and expense
for the three months ended 31 December 2005

	3 months ended 31 December 2005	3 months ended 31 December 2004	Year ended 30 June 2005
	$'000	$'000	$'000
(Loss)/ profit for the period	**(282)**	2,400	5,746
Foreign exchange translation differences	**261**	614	(118)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	**(21)**	3,014	5,628

Consolidated balance sheet
as at 31 December 2005

	Notes	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Assets				
Plant and equipment		**3,164**	4,309	3,863
Intangible assets	6	**8,875**	9,643	10,050
Liquid investments		**4,322**	11,301	6,124
Deferred tax assets		**4,614**	7,254	4,528
Total non-current assets		**20,975**	32,507	24,565
Current tax receivable		**924**	2,133	2,223
Trade and other receivables	7	**21,753**	23,760	25,819
Cash and cash equivalents		**77,221**	78,608	82,951
Total current assets		**99,898**	104,501	110,993
Total assets		**120,873**	137,008	135,558
Equity				
Issued share capital	8	**5,041**	5,030	5,032
Share premium	8	**4,290**	3,905	3,987
Other reserves	8	**4,400**	4,709	4,119
Retained earnings	8	**2,684**	19,332	19,356
Total equity attributable to equity holders of the Parent Company		**16,415**	32,976	32,494
Liabilities				
Interest-bearing borrowings		**-**	14	3
Deferred tax liabilities		**73**	97	85
Provisions		**293**	368	161
Total non-current liabilities		**366**	479	249
Interest-bearing borrowings		**12**	20	19
Deferred revenue	9	**83,752**	78,902	84,872
Deferred consideration on acquisition of business undertakings		**364**	4,123	659
Trade and other payables	10	**16,054**	14,334	13,273
Current tax payable		**3,910**	6,174	3,992
Total current liabilities		**104,092**	103,553	102,815
Total liabilities		**104,458**	104,032	103,064
Total equity and liabilities		**120,873**	137,008	135,558

Consolidated Cash flow statement
for the six months ended 31 December 2005

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(460)**	2,651	5,746
Adjustments for:			
Depreciation	**1,057**	1,123	2,308
Amortisation of intangible assets	**1,175**	3,330	7,405
Impairment	**-**	-	544
Loss on sale of plant and equipment	**87**	-	23
Financing income	**(1,619)**	(1,151)	(2,510)
Financing expense	**10**	10	29
Share based charges	**459**	197	719
Income tax (credit)/ expense	**(153)**	482	1,169
Operating cash flow before changes in working capital and provisions	**556**	6,642	15,433
Decrease in working capital	**7,036**	3,530	8,025
Increase/(decrease) in provisions	**143**	(101)	(289)
Cash generated from operations	**7,735**	10,071	23,169
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Net cash inflow from operating activities	**9,040**	8,415	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Acquisition of business undertakings	**(295)**	(85)	(8,725)
Disposal of liquid investments	**1,591**	744	5,231
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Development expenditure	**-**	(49)	(49)
Net cash inflow/(outflow) from investing activities	**2,601**	487	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**312**	160	245
Purchase of own shares	**(16,671)**	(8,205)	(11,798)
Payment of finance lease liabilities	**(9)**	(9)	(19)
Net cash outflow from financing activities	**(16,368)**	(8,054)	(11,572)
Net (decrease)/ increase in cash and cash equivalents	**(4,727)**	848	6,808
Cash and cash equivalents at beginning of the period	**82,951**	76,088	76,088
Effect of exchange rate fluctuations on cash held	**(1,003)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Consolidated Cash flow statement
for the three months ended 31 December 2005

	3 months ended 31 December 2005 $'000	3 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(282)**	2,400	5,746
Adjustments for:			
Depreciation	**521**	590	2,308
Amortisation of intangible assets	**588**	1,669	7,405
Impairment	**-**	-	544
Loss on sale of plant and equipment	**87**	-	23
Financing income	**(770)**	(590)	(2,510)
Financing expense	**2**	8	29
Share based charges	**414**	186	719
Income tax (credit)/ expense	**(94)**	445	1,169
Operating cash flow before changes in working capital and provisions	**466**	4,708	15,433
Decrease/(increase) in working capital	**1,121**	(643)	8,025
Increase/(decrease) in provisions	**151**	(39)	(289)
Cash generated from operations	**1,738**	4,026	23,169
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Net cash inflow from operating activities	**2,240**	2,796	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Acquisition of business undertakings	**(295)**	0	(8,725)
Disposal of liquid investments	**(17)**	644	5,231
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Development expenditure	**-**	-	(49)
Net cash inflow/(outflow) from investing activities	**164**	787	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**288**	64	245
Purchase of own shares	**(4,732)**	(4,147)	(11,798)
Payment of finance lease liabilities	**(4)**	(4)	(19)
Net cash outflow from financing activities	**(4,448)**	(4,087)	(11,572)
Net (decrease)/ increase in cash and cash equivalents	**(2,044)**	(504)	6,808
Cash and cash equivalents at beginning of the period	**79,952**	77,440	76,088
Effect of exchange rate fluctuations on cash held	**(687)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Notes to the un-audited financial information for the six months ended 31 December 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adopted for use in the EU ("IFRS").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 June 2006 or are expected to be endorsed and effective (or available for early adoption) at 30 June 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and un-adopted IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for year ending 30 June 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that period will be finally determined when the annual financial statements are prepared for the year ending 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A detailed review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published in the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors, and delivered to the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 31 December 2005 and 31 December 2004 is un-audited.

The financial information for the year ended 30 June 2005 has been extracted from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products.

Revenue by customer location for the six months ended 31 December 2005	**6 months ended 31 December 2005 $'000**	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**9,102**	9,348	19,305
Mainland Europe	**4,439**	4,113	8,920
Americas	**29,995**	29,131	59,845
Rest of the World	**5,687**	4,534	9,768
	49,223	47,126	97,838

Revenue by customer location for the three months ended 31 December 2005	**3 months ended 31 December 2005 $'000**	3 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**4,532**	5,015	19,305
Mainland Europe	**2,325**	2,401	8,920
Americas	**15,298**	15,177	59,845
Rest of the World	**2,945**	2,071	9,768
	25,100	24,664	97,838

3. Restructuring and onerous lease charges

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Rent on vacant offices	**1,374**	1,648	1,648
Restructuring	**5,477**	-	-
	6,851	1,648	1,648

During the half year period the Group completed a restructuring programme involving the closure of certain sales offices, changes in management structure, and re-organisation of departmental functions. Vacant possession of relevant office leases has been retained until such time as they time expire or are assigned. Amounts equivalent to the rent, arising from the unexpired portion of these leases have been charged to the income statement in the period. Other restructuring charges relate to employee severance, recruitment of personnel, and terminated third party vendor service contracts.

4. Income tax expense

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
US Federal and state tax	**(67)**	(8)	(509)
Non US Corporation tax	**63**	(676)	1,047
Adjustments in respect of previous years		-	432
Total current tax expense	**(4)**	(684)	970
Deferred tax:			
Tax loss recognition/(de-recognition)	**50**	207	(3,076)
Origination and reversal of temporary differences	**107**	(5)	937
Income tax credit/(expense)	**153**	(482)	(1,169)

5. Loss/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	**(460)**	2,651	5,746
Basic weighted average ordinary shares in issue	**28,822,094**	30,587,229	30,326,066
Dilutive effect of share options	**513,139**	318,602	448,147
Diluted weighted average ordinary shares in issue	**29,335,233**	30,905,831	30,774,213
Basic (loss)/ earnings per ordinary share (cents)	**(1.6)**	8.7	19.0
Diluted (loss)/ earnings per ordinary share (cents)	**(1.6)**	8.6	18.6

Own shares held by the Company, or by the Group employee benefit trust of 3,183,383 (31 December 2004: 856,000) (30 June 2005: 1,195,500) are treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Acquired Intellectual Property $'000	Internal Development Costs $'000	Total $'000
Cost:				
At 1 July 2005	-	18,386	391	18,777
Additions	-	-	-	-
At 31 December 2005	-	**18,386**	**391**	**18,777**
Amortisation:				
At 1 July 2005	-	8,618	109	8,727
Provided during the period	-	1,135	40	1,175
At 31 December 2005	-	**9,753**	**149**	**9,902**
Net book value at 31 December 2005	-	**8,633**	**242**	**8,875**
Net book value at 31 December 2004	711	8,612	320	9,643
Net book value at 30 June 2005	-	9,768	282	10,050

The acquired intellectual property at 31 December 2005 relates to the written down value of Linux based appliance technology acquired from SecureM, Inc in April 2004, and the written down value of Spyware technology acquired from Apreo Limited in February 2005.

Acquired intellectual property and internal development costs currently have an estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, which resulted in a change from the previous estimate of two years.

7. Trade and other receivables

	31 December 2005	31 December 2004	30 June 2005
	$'000	$'000	$'000
Current:			
Trade receivables	**18,449**	19,668	22,299
Other receivables and prepayments	**3,304**	4,092	3,520
	21,753	23,760	25,819

8. Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	Capital redemption reserve $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2005	5,032	3,987	882	3,237	19,356	32,494
Total recognised income and expense	-	-	-	281	(460)	(179)
Purchase of own shares	-	-	-	-	(16,671)	(16,671)
Share options exercised by employees	9	303	-	-	-	312
Equity settled transactions	-	-	-	-	459	459
As at 31 December 2005	**5,041**	**4,290**	**882**	**3,518**	**2,684**	**16,415**
As at 31 December 2004	5,030	3,905	882	3,827	19,332	32,976
As at 30 June 2005	5,032	3,987	882	3,237	19,356	32,494

At 31 December 2005 the Company held 2,750,586 shares in treasury (31 December 2004: 856,000 shares) (30 June 2005: 1,195,500 shares). During the six month period the Company purchased 1,555,086 shares for treasury at an average price of $8.29 and at a total cost of $ 12,893,000. Transaction costs associated with these purchases was $96,000.

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust, also acquired 432,797 shares in the same period (31 December 2004: nil) (30 June 2005: nil) at an average price of $8.67 and at a total cost of $3,778,000. Transaction costs associated with these purchases was $27,000. The shares held by the EBT are listed on a recognised stock exchange, and their market value 31 December 2005 was $3,897,000 (31 December 2004: $nil) (30 June 2005: $nil). The nominal value held was $74,000 (31 December 2004: $nil) (30 June 2005: $nil). The EBT is a discretionary trust for the benefit of employees, and the shares held are used to satisfy certain Group's liabilities in respect to share based emoluments that have been provided to them.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	**31 December 2005 $'000**	31 December 2004 $'000	30 June 2005 $'000
Current:			
In less than one year	**57,192**	52,322	57,040
In more than one year	**26,560**	26,580	27,832
	83,752	78,902	84,872

10. Trade and other payables

	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Current:			
Trade payables	**1,498**	3,060	2,284
Sales taxes & social security costs	**2,066**	2,176	2,268
Other trade payables and accrued expenses	**12,490**	9,098	8,721
	16,054	14,334	13,273

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited
for the six months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	**7,495**	8,144	16,726

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs

(4) Depreciation of plant and equipment;

(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the six month period ended 31 December 2005 is calculated as follows:

		(1)	(2)	(3)	(4)	(5)	
	Operating costs per income statement	Share based payments and related employment taxes	Amortisation and impairment of intangible assets	Asset recognition and amortisation of internal development costs	Depreciation of plant and equipment	Onerous leases and other restructuring charges	**Pro-forma Operating Profit**
6 months ended 31 December 2005	$'000	$'000	$'000	$'000	$'000	$'000	**$'000**
Selling and distribution	(26,379)	57	-	-	582	2,286	**(23,454)**
Research and development	(10,182)	88	1,135	40	318	1,366	**(7,235)**
General and administrative	(13,520)	489	-	-	157	3,199	**(9,675)**
Other operating expenses	(113)	-	-	-	-	-	**(113)**
Total operating costs	(50,194)	634	1,135	40	1,057	6,851	**(40,477)**
Gross profit							**47,972**
Pro-forma operating profit							**7,495**

Pro-forma operating profit- for the six months ended 31 December 2004*	**8,144**
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*	**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the six month period ended 31 December 2005 is as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year ended 30 June 2005 Un-audited $'000
IFRS -Cash generated from operations	**7,735**	10,071	23,169
Onerous lease charges and restructuring	**3,079**	275	673
Operating cash (restated)	**10,814**	10,346	23,842
Onerous lease charges and restructuring	**(3,079)**	(275)	(673)
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Development expenditure	**-**	(49)	(49)
Free cash	**10,345**	8,243	21,874

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited
for the three months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	3 months ended 31 December 2005 $'000	3 months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	**4,081**	4,669	16,726

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs

(4) Depreciation of plant and equipment;

(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the three month period ended 31 December 2005 is calculated as follows:

	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of intangible assets	(3) Asset recognition and amortisation of internal	(4) Depreciation of plant and equipment	(5) Onerous leases and other	**Pro-forma Operating Profit**

				development costs		restructuring charges	
3 months ended 31 December 2005	$'000	$'000	$'000	$'000	$'000	$'000	**$'000**
Selling and distribution	(13,974)	156	-	-	286	1,371	**(12,161)**
Research and development	(5,072)	111	568	20	157	637	**(3,579)**
General and administrative	(6,471)	329	-	-	78	1,512	**(4,552)**
Other operating income	9	-	-	-	-	-	**9**
Total operating costs	(25,508)	596	568	20	521	3,520	**(20,283)**
Gross profit							**24,364**
Pro-forma operating profit							**4,081**

Pro-forma operating profit- for the three months ended 31 December 2004*	**4,669**
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*	**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the three month period ended 31 December 2005 is as follows:

	3 months ended 31 December 2005	3 months ended 31 December 2004	Year ended 30 June 2005 Un-audited
	$'000	$'000	$'000
IFRS -Cash generated from operations	**1,738**	4,026	23,169
Onerous lease charges and restructuring	**2,098**	198	673
Operating cash (restated)	**3,836**	4,224	23,842
Onerous lease charges and restructuring	**(2,098)**	(198)	(673)
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Development expenditure	**-**	-	(49)
Free cash	**2,716**	2,939	21,874

SurfControl®

Enterprise Threat Protection

FY 2006
Q2
Earnings Announcement


Enterprise Threat
Web Filter

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest IFRS measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

SurfControl®
Enterprise Threat Protection

Greg Lock
Chairman of the Board

Simon Wilson

Chief Financial Officer

SurfControl®
Enterprise Threat Protection

Pro-forma Income Statement – 3m to Dec 31st 2005

$000	3m Q2 06	% of Rev	3m Q2 05	% of Rev	% change
Total revenue	25,100		24,664		2%
Gross profit	24,364	97%	24,261	98%	
Selling & distribution	(12,161)	48%	(11,512)	47%	6%
Research & development	(3,579)	14%	(3,158)	13%	13%
General & administrative	(4,552)	18%	(4,999)	20%	-9%
Other operating expenses	9		77		
Pro-forma operating profit	4,081	16%	4,669	19%	
Restructuring costs	(3,520)		0		
Amortisation of IP and development	(588)		(1,669)		
Depreciation	(521)		(590)		
Equity based compensation charge	(596)		(147)		
Operating (loss)/profit	(1,144)	-5%	2,263	9%	
Financing income	768		582		
(Loss)/Profit before tax	(376)	-1%	2,845	12%	
Income tax	94		-445		
IFRS (Los)/Profit after tax	(282)	-1%	2,400	10%	
Basic earnings per ordinary share (cents)	(1.0)		7.9		

Highlights
* Revenues up 2% year-on-year: new pricing model starting to take effect
* Pro-forma operating profit of $4.1m (Q2 FY 05: $4.7m)
* Restructuring complete: $3.5m charged in Q2
* Estimated effective tax rate of 25%

SurfControl®
Enterprise Threat Protection

Revenue Analysis Q2 FY 06



Revenue by Type
15%
85%
License
Subscription



Revenue Visibility
9%
15%
76%
License
Deferred Revenue From Q1
Deferred Revenue Arising in Q2



Revenue by Product
3%
97%
Software
Appliance



Revenue by Geography
12%
9%
18%
61%
Americas
UK
Mainland Europe
Rest of World

SurfControl®
Enterprise Threat Protection

Summary Balance Sheet – Dec 31st 2005

$000	12/31/2005	12/31/2004
Intangible assets	8,875	9,643
Fixed assets	3,164	4,309
Cash & investments	81,543	89,909
Trade debtors	18,449	19,668
Other assets	8,842	13,479
TOTAL ASSETS	120,873	137,008
Equity & capital reserves	13,731	13,644
Retained earnings	2,684	19,332
Total Equity	16,415	32,976
Deferred revenue	83,752	78,902
Trade & other payables	16,054	14,334
Other creditors	4,652	10,796
Total liabilities	104,458	104,032
TOTAL EQUITY & LIABILITIES	120,873	137,008

Summary Highlights:

- Total cash & liquid investments of $81.5m
- Pre-restructuring cash from operations for 1H of $10.8m
- Free Cash flow for 1H of $10.3m
- Decrease in Trade Debtors due decrease in DSO of approx 4 days
- Decrease in Other Assets due to collection of tax refunds receivable and reduced deferred tax asset
- Decrease in Other Creditors due to settlement of acquisition payments and reduction in tax payable

Deferred Revenue:

- Year-on-year growth in deferred revenue of 6%
- Long-term portion of deferred revenue at 32%

SurfControl®
Enterprise Threat Protection

Pro-forma Income Statement – 6m to Dec 31st 2005

$000	6m Q1 06	% of Rev	6m Q1 05	% of Rev	% change
Total revenue	49,223		47,126		4%
Gross profit	47,972	97%	46,418	98%	
Selling & distribution	(23,454)	48%	(22,784)	48%	3%
Research & development	(7,235)	15%	(5,942)	13%	22%
General & administrative	(9,675)	20%	(9,619)	20%	1%
Other operating expenses	(113)		71		
Pro-forma operating profit	7,495	15%	8,144	17%	
Restructuring costs	(6,851)		(1,648)		
Amortisation of IP and development	(1,175)		(3,281)		
Depreciation	(1,057)		(1,123)		
Equity based compensation charge	(634)		(100)		
Operating profit	(2,222)	-5%	1,992	4%	
Financing income	1,609		1,141		
Profit before tax	(613)	-1%	3,133	7%	
Income tax	153		-482		
IFRS Profit after tax	(460)	-1%	2,651	6%	
Basic earnings per ordinary share (cents)	(1.6)		8.7		

Highlights

* Revenues up 4% year-on-year
* Pro-forma operating profit of $7.5m (1H FY 05: $8.1m)
* Restructuring complete: total 1H charge of $6.9m
* Estimated effective tax rate of 25%

Pat Sueltz

Chief Executive Officer

Highlights Q2 FY06

- Restructuring completed on time
- Improved billings performance, particularly in the US
- Improvement in KPIs
- Building on product superiority
- Market showing continued strength
- Promising outlook but challenges remain

Restructuring

- Completed on time
- Simplified management structure
- Key executives recruited
- Reduced office locations
- Globally lead business functions
- Recruitment will continue in second half

Operations

- Institutionalised cross department process
- Inspection and accountability
- Technical vitality
- Infrastructure: systems, processes, and talent

Sales and Marketing

- Making SurfControl easier to sell and easier to buy
- Skills training
- New compensation plan
- Increased quotas in line with industry performance criteria
- Channel pricing more weighted towards higher volumes
- Channel sales up to 68% vs 65%

Sales and Marketing

- Marketing tightly integrated with Sales
- Knowing our customer better
- More targeted and more effective marketing
- Product management moved from engineering
- New pricing gaining traction
- Evident in key KPIs
  - Average Invoice Value up from $6,000 to $7,700
  - Bundled sales increased from 20% to 25%
  - Billings growth of 4% in the US market

Further business highlights

- Extremely successful recruitment programme attracting industry leaders from industry leaders

- A string of product awards as evidence of our continued technological superiority

- Market showing continued strong demand and growth opportunity

- Encouraging performance on new customer wins but still behind our capabilities

SurfControl®
Enterprise Threat Protection

Summary

- The business is looking healthier
- Market has momentum
- Focused sales force
- Encouraging KPIs
- Continued investment in talent and infrastructure
- Confidence in previous guidance

SurfControl®

Enterprise Threat Protection

Q&A

FY 2006

Q2

Earnings Announcement


RiskFilter
Enterprise Threat Shield
Web Filter

Appendix: Additional Financial Analysis for Q2 FY 2006

SurfControl®
Enterprise Threat Protection

Pro-forma Summary Q2
Cash Flow Reconciliation

3 month period:	to 12/31/2005	to 12/31/2004
	$'000	$'000
IFRS Cash Generated From Operations	1,738	4,026
Restructuring cash outflows	2,098	198
Pre-restructuring Cash Generated From Operations	*3,836*	*4,224*
Restructuring cash outflows	*(2,098)*	*(198)*
Net interest received	*726*	718
Net capital expenditure	(250)	(575)
Development expenditure	0	0
(Net tax paid)/recovered	502	(1,230)
Free Cash Flow	***2,716***	***2,939***
Share issues	288	64
Purchase of own shares	(4,732)	(4,147)
Cash paid for acquisitions and related costs	(295)	0
Repayments of loans and leases	(4)	(8)
Foreign exchange difference (unrealised)	(835)	2,322
Total Q 1 Movement in Cash & Liquid Investments	***(2,862)***	***1,170***

SurfControl®
Enterprise Threat Protection

Pro-forma Summary 1H
Cash Flow Reconciliation

6 month period:	to 12/30/2005	to 12/30/2004
	$'000	$'000
IFRS Cash Generated From Operations	7,735	10,071
Restructuring cash outflows	3,079	275
Pre-restructuring Cash Generated From Operations	*10,814*	*10,346*
Restructuring cash outflows	*(3,079)*	*(275)*
Net interest received	*1,715*	1,378
Net capital expenditure	(410)	(1,501)
Development expenditure	0	(49)
(Net tax paid)/recovered	1,305	(1,656)
Free Cash Flow	***10,345***	***8,243***
Share issues	312	160
Purchase of own shares	(16,671)	(8,205)
Cash paid for acquisitions and related costs	(295)	(85)
Repayments of loans and leases	(9)	(13)
Foreign exchange difference (unrealised)	(1,214)	2,301
Total Q 1 Movement in Cash & Liquid Investments	***(7,532)***	***2,401***

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7122X
Surfcontrol PLC
31 January 2006

Letter to: SurfControl plc dated: January 30, 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued ordinary shares of the Company ("shares' and is given in fulfilment of the obligations imposed by sections 198 to 20: the Companies Act 1985 (the "Act").

It has now come to our attention that at the close of business 10 January 2(The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, notifiable interest in the shares of the Company had not changec since its previous notification, and our letter dated 12 January 2006, copy enclosed, should not have been issued. For reference, we have also enclosed copy of our notification dated 11 January 2006. We regret any inconvenience which the notification of 12 January 2006 may have caused.

Letter from: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

Letter to: SurfControl plc dated: January 12, 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") ε is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 10 January 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 7,287,812 shares.

Of these 7,287,812 shares:

- The interest in 7,118,918 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registerec the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 168,894 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account

CREPTEMP.

Letter from: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

Letter to: SurfControl plc dated: January 11, 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 09 January 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,177,172 shares.

Of these 5,177,172 shares:

- The interest in 5,008,278 shares arose from the interest held by Goldr
  Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as
  custodian for its customers. These shares are, or will be, registerec
  the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 168,894 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

END

HOLBUGDBLGXGGLB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7117X
Surfcontrol PLC
31 January 2006

Letter to SURFCONTROL PLC
Dated 30 January 2006

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2
of the above Act, that the companies the names and addresses of which are
set out in the Schedule to this letter have the interests in relevant share
capital of your company disclosed in the first attachment to this letter anc
additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter; please contac
Alasdair Coutts-Britton on 020-7996-3565. Facsimile 020-7996-1174

Duly authorised for and on behalf
of the notifying companies

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd,	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group	World Financial Center

Inc,	North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co, Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Company Name: SurfControl Plc Date: 24th January, 2006

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limitec
1,709,318 (5.48%)

Made up as follows:

Registered Holder (if know)	Number of Shares	Investment Management Company (if separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated)	887,611		No
Other Name(s)	821,707		No
TOTAL	1,709,318		

Company SURFCONTROL PLC as of: January 24, 2006

Class of shares Ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lettei certain further details are also set out below.

Requisite details in respect of shares additiona

those shown in the first attachment

Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest within section 208 (5)Companies Act
Merrill Lynch & Co., Inc	2,957,135	1,247,817	0
Merrill Lynch Group Inc	2,920,518	1,211,200	0

END

HOLBUGDBUGXGGLB

Financial Announcements

REG-Surfcontrol PLC Interim Results - Part 1

RNS Number:6626X
Surfcontrol PLC
31 January 2006

SurfControl plc ("SurfControl" or "the Company")
FY 2006 Second Quarter Earnings

SurfControl plc announces results for the second quarter of its year ending 30, 2006: Billings growth, completion of re-structuring, and confidence : achieving FY 2006 market expectations

Scotts Valley, CA (January 31, 2006) - SurfControl plc (London: SRF.L) a wo1 leading Internet Security company providing Enterprise Threat Protection, tc reported financial results for the second quarter FY 2006.

Operational Highlights

-Operational and structural restructuring completed on schedule
-Q2 billings growth of 3% to $30.3m (Q2 FY05: $29.4m)
-Key senior management appointments in OEM, Channel, and EMEA sales
-Enterprise Threat Shield awarded Software Security Product of the Year b
-Q2 pro-forma operating profit of $4.1m (Q2 FY05: $4.7m)
-Free cash flow exceeds expectations at $10.3m for 1H (1H FY05: $8.2m)

Second Quarter Financial Highlights (US$m)

Q2 and H1 FY2006	3m 31/12/05 $m	3m 31/12/04 $m	%	6m 31/12/05 $m	6m 31/12/04 $m
Revenue	25.1	24.7	2%	49.2	47.1
Gross margin %	97%	98%		97%	98%
Restructuring and onerous lease costs	3.5	-		6.9	1.7
(Loss)/profit before tax	(0.4)	2.8		(0.6)	3.1
Pro-forma operating profit	4.1	4.7		7.5	8.1
Basic EPS (US cents)	(1.0)	7.9		(1.6)	8.7
Indirect billings %	68%	65%		68%	63%
Non-Americas revenue %	39%	38%		39%	38%
Billings	30.3	29.4	3%	49.9	49.4
Deferred revenue	83.8	78.9	6%		
Cash and liquid investments	81.5	89.9			
Cash generated from operations	1.7	4.0		7.7	10.1
Cash generated from operations pre-restructuring and onerous leases	3.8	4.2		10.8	10.3

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS statement are provided in the financial information following this RNS, as well as on SurfControl's web site at www.surfcontrol. investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "We have made signific progress in the second quarter on many fronts: We enhanced the health of the business and have started to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, billings growth is still well below the growth rates of the industry. Six mo ago I stated that the restructuring was not about 'cutting our way to growtl rather, it was about the rebalancing of resources to be more focused and productive. To that end we plan to make further investment in infrastructure people in the second half of the fiscal year."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2722
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Second Quarter Financial Highlights

The results for the quarter fully reflect the costs of restructuring, annour on September 6, 2005, and completed on December 31, 2005. These costs amount to $3.5m in the quarter and $6.9m overall in the six months to December 31, . The restructuring charge relates to employee severance, onerous leases, ar terminated third party vendor service contracts. The costs were approximate: $2m higher than the previous guidance due to newly appointed senior manageme identifying more actions to restructure the business than were originally identified, particularly in the area of redundancies. The Company chose not delay taking these additional actions.

Billings in the quarter grew 3% to $30.3m (Q2 FY05: $29.4m) and 1% to $49.9r the six months to December 31, 2005 (1H FY05: $49.4m). The Americas grew billings 4% in the quarter (Q2 FY05: -1%) and 3% overall in the six months t December 31, 2005 (1H FY05: -9%). 919 new customers were won in the quarter 05: 1,166) and renewal rates remained in the target range of 70-80%. The va: of three year contracts as a proportion of total billings was 44% (Q2 FY05: 47%). Deferred revenue increased 6% to $83.8m (Q2 05: $78.9m) of which 68% v be recognized in the next 12 months.

Revenue for the quarter increased by 2% to $25.1m (Q2 FY05: $24.7m). License revenue was 15% of total revenue in the quarter (Q2 FY05: 22%). The 2% growt rate and the lower proportion of license revenue compared to last year refle the first quarter of the full impact of the recent move to a greater emphas: subscription pricing. It also reflects an increase in sales of product suite bundles, as well as sales into the customer base: Both of which produce les:

immediately recognised license revenue and more subscription revenue which :
deferred over the life of the customer contract. Americas' revenue for the quarter was 61% of the total (Q2 FY05: 62%).

Pro-forma operating profit for the quarter was $4.1m (Q2 FY05: $4.7m). Restructuring costs together with, among other things, share based payment costs, amortization of intangible assets, and depreciation are required und(IFRS to be included in the principal operating cost categories of selling ar distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end (the financial information contained in this RNS. After charging these costs, loss before tax for the quarter was $0.4m (Q2 FY05: profit of $2.8m) and a : of $0.6m for the six months to December 31, 2005 (1H FY 05: profit of $3.1m) The estimated effective tax rate for FY 06 is 25%, and basic earnings per sl for the quarter was a loss of 1.0 cents (Q2 FY05: profit of 7.9 cents) and ε loss of 1.6 cents for the six months to December 31, 2005 (1H FY05: profit (8.7 cents).

Pre-restructuring operating cash flow was ahead of management expectations ε $3.8m (Q2 FY05: $4.2m). This performance was driven by strong pro-forma proi improved linearity of billings and improved days sales outstanding, which ei the quarter at 44 days. Cash generated from operations under IFRS was also strong in the quarter at $1.7m (Q2 FY05: $4.0m) and $7.7m for the six months December 31, 2005 (1H FY05: $10.1m). Free cash flow in the quarter was $2.7r FY05: $2.9m) and $10.3m for the six months to December 31, 2005 (1H FY05: $8.2m). Cash and liquid investments ended the quarter at $81.5m. The slight reduction from Q1 of $2.9m reflects the $4.7m cost of shares purchased by tl Company in the quarter and $2.1m of cash outflows relating to restructuring costs.

At the Company AGM on October 20, 2005 SurfControl renewed its shareholder authority to make open market purchases of up to 10% of its issued share cap in the period to its 2006 AGM. Following the end of the close period, SurfControl will resume the purchase of its own shares.

FY 06 is the first financial year that the Company has issued IFRS financia: information. An audited IFRS Transition Report giving a reconciliation of p1 year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together wit un-audited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Company website.

Corporate Highlights

Restructuring

The Company completed on schedule a comprehensive restructuring programme o\ the last six months. During this period SurfControl reduced several layers (management, re-assessed its employee and management skills-base, and reviewe its infrastructure requirements. The results are that the Company has four 1 sales offices, 108 employees and managers have left, and 86 seasoned and talented individuals have been recruited from the technology industry. All } operating functions are now globally run. FTE headcount at the end of the quarter was 511 compared to 533 six months ago and 508 at the end of the fi1 quarter. During the second half of the year the Company plans to add people

infrastructure necessary to support planned growth as well as to complete tl
replacement of capacity removed during the restructuring.

Sales and Marketing

During the quarter the Company continued to develop and strengthen the sale: marketing function worldwide. Of the 86 new employees hired in the last 6 months, the majority were in sales. In addition, we have redesigned our sal‹ compensation plan to drive productivity and to reward success at both the t‹ and individual level. Personal quotas have been increased to match the indu: standard associated with high performing companies in this sector, with gre‹ emphasis on, and recognition of, over-performance. A similar approach has b‹ adopted with key channel partners making it more attractive to sell higher volumes. Channel billings increased to 68% in the quarter (Q2 FY05: 65%).

By increasing the emphasis on face time with customers and partners, and adjusting the sales approach on the basis of the feedback, the Company is targeting significant continuous improvement in the sales process and market support.

The new pricing model has been in effect for its first full quarter and continues to be well received by the channel and customers alike. This is starting to become evident in the Company's billings key performance indicat ("KPIs"). For example, it is reflected in the sequential quarterly increase: both the average invoice value to $7,700 (Q1 FY06: $6,000) and bundled sale: a proportion of total billings to 25% (Q1 FY06: 20%). At the same time, the pricing has also been a factor in the record number of large deals over $50, which was 77 in the quarter (Q1 FY06: 32).

Put simply, SurfControl products are now easier for customers to buy, and e‹ for sales teams and channel partners to sell. These factors are some of the reasons why SurfControl has delivered increased sales, particularly in the Americas, during a period of dramatic change. Americas billings have increa: sequentially from -11% in Q4 FY05 to +1% in Q1 FY06 to +4% in the second quarter.

Recruitment

The recruitment of highly talented individuals is essential to the achievem‹ of the Company's growth plans. SurfControl has attracted successful individ‹ who bring experience from some of the world's leading technology companies including Symantec, Microsoft, McAfee, Sophos, IBM, SalesForce.com and Adob‹ The influence of these new employees is already being felt within the organisation.

Awards

SurfControl's technological leadership has been recognised by a multitude o: independent awards for its Enterprise Threat Protection products including : Magazine's Best Buy award for the Web Filter when their reviewer Christophe: Moody concluded that "for comprehensive web filtering, there aren't any bett products." In December, SurfControl's recently launched Enterprise Threat Sl was named Test Center Product of the Year Winner in the Software Security category by CMP Media's CRN. Most recently, SurfControl's E-mail Filter was named a "Recommended Product" by SC Magazine, and SurfControl Web Filter ha: been named a finalist in the SC Magazine 2006 Awards to be announced in Feb:

2006.

The market
During 2005 the Secure Content Market experienced continued momentum as thre to corporate security became more commonplace. Spyware, for example, became significant problem during 2005 and according to IDC, more than three-quarte of all corporate machines are infected with various forms of spyware. Spam continues to be a significant hindrance to productivity and a source of malicious attacks on corporate networks. IDC believes the number of spam messages sent daily will almost double over the next few years, increasing 1 23 billion in 2004 to 42 billion in 2008. This trend is driving demand for a solution that protects all organizations from the myriad of blended threats embedded in Internet content.

SurfControl's leadership in the provision of Enterprise Threat Protection ensures that it is well positioned to benefit from the forecast growth in th area. According to IDC the worldwide market for Secure Content Management is expected to grow at a CAGR of 18.7% between 2004 and 2009.

New customers
During the quarter, the Company won 919 new customers (Q2 FY05: 1,166). New customer sales represented 24% of billings, sales into the customer base 23% renewals 51% and other sales 2% (Q2 FY05: 27%, 21%, 49%, and 3% respectively

New customers won around the world in the quarter included Ernst and Young, Reuters of America, Inc., Hanson Building Materials America, Hewlett Packard City Colleges of Chicago, Museum of Modern Art, Juventus Football Club, Duca Motorcycles, Caterpillar, Healthcare Management Systems, Banque de France, M India, The Ministry of Health in Malaysia, Thompson Finance India, the Natio Library of New Zealand, the National Library of Australia, and Schenck Austr Pty Ltd.

Outlook
The Company has made significant progress in the second quarter on many fron enhancing the health of the business and starting to become a more effective market-oriented organisation. While the key performance indicators are broad encouraging, 3% billings growth is still well below the growth rates of the industry.

Following completion of the restructuring and achievement of 1% billings gro in the six months to December 31, 2005, and given the planned further invest in infrastructure and people in the second half of the year, management considers that the previous guidance range given for billings, revenue and pro-forma operating profit remains appropriate.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layer Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuousl filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcii regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Independent review report by KPMG Audit Plc to SurfControl plc

Introduction

We have been engaged by the company to review the financial information set on pages 7 to 16 and we have read the other information contained in the int report and considered whether it contains any apparent misstatements or mate inconsistencies with the financial information.
This report is made solely to the company in accordance with the terms of ou engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken sc that we might state to the company those matters we are required to state tc in this report and for no other purpose. To the fullest extent permitted by we do not accept or assume responsibility to anyone other than the company i our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, : the responsibility of and has been approved by the directors. The directors responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied tc interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reas for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financi statements of the group will be prepared in accordance with IFRSs as adoptec use in the European Union.

The accounting policies that have been adopted in preparing the financial

information are consistent with those that the directors currently intend tc in the next annual financial statements. There is, however, a possibility tl the directors may determine that some changes to these policies are necessaı when preparing the full annual financial statements for the first time in accordance with those IFRSs as adopted for use in the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1! Review of interim financial information issued by the Auditing Practices Boa for use in the United Kingdom. A review consists principally of making enqu: of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whet the accounting policies and presentation have been consistently applied unle otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lov level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications tl should be made to the financial information as presented for the six months ended 31 December 2005.

KPMG Audit Plc
Chartered Accountants
St James' Square
Manchester
M2 6DS

30th January 2006

More to follow, for following part double-click [nRN1e6626X]

Financial Announcements

REG-Surfcontrol PLC Interim Results - Part 2

RNS Number:6626X
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSe6626X]

SurfControl plc
Consolidated income statement
for the six months ended 31 December 2005

	Notes	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year e 30 Jur 20($'0(
Revenue	2	49,223	47,126	97,8:
Cost of sales		(1,251)	(708)	(1,74
Gross profit		47,972	46,418	96,0(
Selling and distribution excluding restructuring		(24,093)	(23,422)	(48,7(
Restructuring	3	(2,286)	-	
Total selling and distribution		(26,379)	(23,422)	(48,7(
Research and development excluding restructuring		(8,816)	(9,531)	(21,0:
Restructuring	3	(1,366)	-	
Total research and development		(10,182)	(9,531)	(21,0:
General and administrative excluding onerous leases and restructuring		(10,321)	(9,896)	(19,74
Onerous leases	3	(1,374)	(1,648)	(1,64
Restructuring	3	(1,825)	-	
Total general and administrative		(13,520)	(11,544)	(21,3(
Other operating (expenses)/income		(113)	71	(44
Operating (loss)/ profit		(2,222)	1,992	4,4:
Financing income		1,619	1,151	2,5:

Financing expense		(10)	(10)	(:
(Loss)/ profit before tax		(613)	3,133	6,9:
Income tax credit/(expense)	4	153	(482)	(1,16
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(460)	2,651	5,74
Basic (loss)/ earnings per ordinary share (cents)	5	(1.6)	8.7	19.
Diluted (loss)/ earnings per ordinary share (cents)	5	(1.6)	8.6	18.

Group statement of recognised income and expense for the six months ended 31 December 2005	6 months ended 31 December	6 months ended 31 December	Year er 30 Jur
	2005	2004	2(
	$'000	$'000	$'(
(Loss)/ profit for the period	(460)	2,651	5,:
Foreign exchange translation differences	281	472	(:
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(179)	3,123	5,6

Consolidated income statement for the three months ended 31 December 2005		3 months ended 31 December	3 months ended 31 December	Year e 30 Jur
		2005	2004	2(
	Notes	$'000	$'000	$'(
Revenue	2	25,100	24,664	97,8
Cost of sales		(736)	(403)	(1,:
Gross profit		24,364	24,261	96,(
Selling and distribution excluding restructuring		(12,603)	(11,925)	(48,:
Restructuring	3	(1,371)	-	
Total selling and distribution		(13,974)	(11,925)	(48,:

Research and development excluding restructuring		(4,435)	(4,992)	(21,(
Restructuring	3	(637)	-	
Total research and development		(5,072)	(4,992)	(21,(
General and administrative excluding onerous leases and restructuring		(4,959)	(5,158)	(19,:
Onerous leases	3	(682)	-	(1,(
Restructuring	3	(830)	-	
Total general and administrative		(6,471)	(5,158)	(21,:
Other operating income/ (expenses)		9	77	(4
Operating (loss)/ profit		(1,144)	2,263	4,4
Financing income		770	590	2,5
Financing expense		(2)	(8)	
(Loss)/ profit before tax		(376)	2,845	6,9
Income tax credit/(expense)	4	94	(445)	(1,:
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(282)	2,400	5,:
Basic (loss)/ earnings per ordinary share (cents)	5	(1.0)	7.9	19
Diluted (loss)/ earnings per ordinary share (cents)	5	(1.0)	7.8	18

Group statement of recognised income and expense for the three months ended 31 December 2005	3 months ended 31 December 2005	3 months ended 31 December 2004	Year e 30 Jun 2(
	$'000	$'000	$'(
(Loss)/ profit for the period	(282)	2,400	5,:
Foreign exchange translation differences	261	614	(:
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(21)	3,014	5,(

Consolidated balance sheet
as at 31 December 2005

	Notes	31 December 2005 $'000	31 December 2004 $'000	30 Ju 20($'(
Assets				
Plant and equipment		3,164	4,309	3,8
Intangible assets	6	8,875	9,643	10,0
Liquid investments		4,322	11,301	6,1
Deferred tax assets		4,614	7,254	4,5
Total non-current assets		20,975	32,507	24,5
Current tax receivable		924	2,133	2,2
Trade and other receivables	7	21,753	23,760	25,8
Cash and cash equivalents		77,221	78,608	82,9
Total current assets		99,898	104,501	110,9
Total assets		120,873	137,008	135,5
Equity				
Issued share capital	8	5,041	5,030	5,0
Share premium	8	4,290	3,905	3,9
Other reserves	8	4,400	4,709	4,1
Retained earnings	8	2,684	19,332	19,3
Total equity attributable to equity holders of the Parent Company		16,415	32,976	32,4
Liabilities				
Interest-bearing borrowings		-	14	
Deferred tax liabilities		73	97	
Provisions		293	368	
Total non-current liabilities		366	479	
Interest-bearing borrowings		12	20	
Deferred revenue	9	83,752	78,902	84,
Deferred consideration on acquisition of business undertakings		364	4,123	
Trade and other payables	10	16,054	14,334	13,
Current tax payable		3,910	6,174	3,
Total current liabilities		104,092	103,553	102,
Total liabilities		104,458	104,032	103,
Total equity and liabilities		120,873	137,008	135,

Consolidated Cash flow statement
for the six months ended 31 December
2005

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year en 30 J 2 $'
Cash flows from operating activities			
(Loss)/profit for the period	(460)	2,651	5,
Adjustments for:			
Depreciation	1,057	1,123	2,
Amortisation of intangible assets	1,175	3,330	7,
Impairment	-	-	
Loss on sale of plant and equipment	87	-	
Financing income	(1,619)	(1,151)	(2,
Financing expense	10	10	
Share based charges	459	197	
Income tax (credit)/ expense	(153)	482	1,
Operating cash flow before changes in working capital and provisions	556	6,642	15,
Decrease in working capital	7,036	3,530	8,
Increase/(decrease) in provisions	143	(101)	(
Cash generated from operations	7,735	10,071	23,
Income taxes received/(paid)	1,305	(1,656)	(1,
Net cash inflow from operating activities	9,040	8,415	21,
Cash flows from investing activities			
Acquisition of plant and equipment	(410)	(1,501)	(2,
Acquisition of business undertakings	(295)	(85)	(8,
Disposal of liquid investments	1,591	744	5,
Bank and other interest received	1,725	1,388	2,
Bank and other interest paid	(10)	(10)	
Development expenditure	-	(49)	
Net cash inflow/(outflow) from investing activities	2,601	487	(3,
Cash flows from financing activities			
Proceeds from the issue of share capital	312	160	

Purchase of own shares	(16,671)	(8,205)	(11,[illegible]
Payment of finance lease liabilities	(9)	(9)	
Net cash outflow from financing activities	(16,368)	(8,054)	(11,[illegible]
Net (decrease)/ increase in cash and cash equivalents	(4,727)	848	6,[illegible]
Cash and cash equivalents at beginning of the period	82,951	76,088	76,[illegible]
Effect of exchange rate fluctuations on cash held	(1,003)	1,672	
Cash and cash equivalents at end of the period	77,221	78,608	82,[illegible]

Consolidated Cash flow statement
for the three months ended 31 December
2005

	3 months ended 31 December 2005 $'000	3 months ended 31 December 2004 $'000	Year e[illegible] 30 Ju[illegible] 20[illegible] $'0[illegible]
Cash flows from operating activities			
(Loss)/profit for the period	(282)	2,400	5,7[illegible]
Adjustments for:			
Depreciation	521	590	2,3[illegible]
Amortisation of intangible assets	588	1,669	7,4[illegible]
Impairment	-	-	5[illegible]
Loss on sale of plant and equipment	87	-	[illegible]
Financing income	(770)	(590)	(2,5[illegible]
Financing expense	2	8	[illegible]
Share based charges	414	186	7[illegible]
Income tax (credit)/ expense	(94)	445	1,1[illegible]
Operating cash flow before changes in working capital and provisions	466	4,708	15,4[illegible]
Decrease/(increase) in working capital	1,121	(643)	8,0[illegible]
Increase/(decrease) in provisions	151	(39)	(2[illegible]
Cash generated from operations	1,738	4,026	23,1[illegible]
Income taxes received/(paid)	502	(1,230)	(1,6[illegible]

Net cash inflow from operating

activities	2,240	2,796	21,4[illegible]
Cash flows from investing activities			
Acquisition of plant and equipment	(250)	(575)	(2,1[illegible]
Acquisition of business undertakings	(295)	0	(8,7[illegible]
Disposal of liquid investments	(17)	644	5,2[illegible]
Bank and other interest received	727	726	2,6[illegible]
Bank and other interest paid	(1)	(8)	([illegible]
Development expenditure	-	-	([illegible]
Net cash inflow/(outflow) from investing activities	164	787	(3,1[illegible]
Cash flows from financing activities			
Proceeds from the issue of share capital	288	64	2[illegible]
Purchase of own shares	(4,732)	(4,147)	(11,7[illegible]
Payment of finance lease liabilities	(4)	(4)	([illegible]
Net cash outflow from financing activities	(4,448)	(4,087)	(11,5[illegible]
Net (decrease)/ increase in cash and cash equivalents	(2,044)	(504)	6,8[illegible]
Cash and cash equivalents at beginning of the period	79,952	77,440	76,0[illegible]
Effect of exchange rate fluctuations on cash held	(687)	1,672	[illegible]
Cash and cash equivalents at end of the period	77,221	78,608	82,9[illegible]

Notes to the un-audited financial information
for the six months ended 31 December 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolid[illegible] financial statements of SurfControl Plc, for the year ended 30 June 2006, b[illegible] prepared in accordance with International Financial Reporting Standards ado[illegible] for use in the EU ("IFRS").

This financial information has been prepared on the basis of the recognitio[illegible] measurement requirements of IFRS in issue that either are endorsed by the E[illegible] effective (or available for early adoption) at 30 June 2006 or are expected be endorsed and effective (or available for early adoption) at 30 June 2006, Group's first annual reporting date at which it is required to use adopted [illegible] Based on these adopted and un-adopted IFRS, the directors have made assumpt[illegible]

about the accounting policies expected to be applied when the first annual :
financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) ir annual financial statements for year ending 30 June 2006 are still subject t change and to additional interpretations and therefore cannot be determined certainty. Accordingly, the accounting policies for that period will be fin determined when the annual financial statements are prepared for the year er 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial stater prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A deta: review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published : the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the company' statutory accounts for that financial year. Those accounts, which were prep under UK GAAP, have been reported on by the Company's auditors, and delivere the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain any statement under Section 237 of the Comp Act 1985.

The financial information for periods ended 31 December 2005 and 31 Decembe 2004 is un-audited.

The financial information for the year ended 30 June 2005 has been extracte from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reportin structure. Geography is therefore the primary basis of segment reporting in current and preceding financial periods.

The Group had one business segment during the current and preceding financi periods, being the development and sale of Internet security products.

Revenue by customer location	6 months ended	6 months ended	Year e
for the six months ended 31 December 2005	31 December	31 December	30 Jur
	2005	2004	20(

	$'000	$'000	$'0(
United Kingdom	9,102	9,348	19,3(
Mainland Europe	4,439	4,113	8,9:
Americas	29,995	29,131	59,8‹
Rest of the World	5,687	4,534	9,7(
	49,223	47,126	97,8:

Revenue by customer location for the three months ended 31 December 2005	3 months ended 31 December 2005	3 months ended 31 December 2004	Year ende 30 Jur 20(
	$'000	$'000	$'0(
United Kingdom	4,532	5,015	19,3(
Mainland Europe	2,325	2,401	8,9:
Americas	15,298	15,177	59,8‹
Rest of the World	2,945	2,071	9,7(
	25,100	24,664	97,8:

3. Restructuring and onerous lease charges

	6 months ended 31 December 2005	6 months ended 31 December 2004	Year enc 30 Ju 2(
	$'000	$'000	$'(
Rent on vacant offices	1,374	1,648	1,(
Restructuring	5,477	-	
	6,851	1,648	1,(

During the half year period the Group completed a restructuring programme involving the closure of certain sales offices, changes in management struct and re-organisation of departmental functions. Vacant possession of relevant office leases has been retained until such time as they time expire or are assigned. Amounts equivalent to the rent, arising from the unexpired portioi these leases have been charged to the income statement in the period. Other restructuring charges relate to employee severance, recruitment of personne: and terminated third party vendor service contracts.

4. Income tax expense

	6 months ended 31 December 2005	6 months ended 31 December 2004	Year e1 30 Ju 2(
	$'000	$'000	$'(
US Federal and state tax	(67)	(8)	(!

Non US Corporation tax	63	(676)	1,(
Adjustments in respect of previous years		-	4
Total current tax expense	(4)	(684)	9
Deferred tax:			
Tax loss recognition/(de-recognition)	50	207	(3,(
Origination and reversal of temporary differences	107	(5)	9
Income tax credit/(expense)	153	(482)	(1,:

5. Loss/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year er 30 Jur 2($'(
(Loss)/profit after taxation (for basic and diluted earnings per share)	(460)	2,651	5,'
Basic weighted average ordinary shares in issue	28,822,094	30,587,229	30,326,(
Dilutive effect of share options	513,139	318,602	448,:
Diluted weighted average ordinary shares in issue	29,335,233	30,905,831	30,774,:
Basic (loss)/ earnings per ordinary share (cents)	(1.6)	8.7	19
Diluted (loss)/ earnings per ordinary share (cents)	(1.6)	8.6	18

Own shares held by the Company, or by the Group employee benefit trust of 3,183,383 (31 December 2004: 856,000) (30 June 2005: 1,195,500) are treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Acquired Intellectual	Internal Development

	Goodwill $'000	Property $'000	C $'000
Cost:			
At 1 July 2005	-	18,386	391
Additions	-	-	-
At 31 December 2005	-	18,386	391
Amortisation:			
At 1 July 2005	-	8,618	109
Provided during the period	-	1,135	40
At 31 December 2005	-	9,753	149
Net book value at 31 December 2005	-	8,633	242
Net book value at 31 December 2004	711	8,612	320
Net book value at 30 June 2005	-	9,768	282

The acquired intellectual property at 31 December 2005 relates to the writte value of Linux based appliance technology acquired from SecureM, Inc in Apr: 2004, and the written down value of Spyware technology acquired from Apreo I in February 2005.

Acquired intellectual property and internal development costs currently have estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, whic resulted in a change from the previous estimate of two years.

7. Trade and other receivables	31 December 2005 $'000	31 December 2004 $'000	30 Jι 2($'(
Current:			
Trade receivables	18,449	19,668	22,:
Other receivables and prepayments	3,304	4,092	3,!
	21,753	23,760	25,ε

8.Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	Capital redemption reserve $'000	Translation reserve $'000	Retained earnings $'000
As at 1 July 2005	5,032	3,987	882	3,237	19,356
Total recognised income and expense	-	-	-	281	(460)
Purchase of own shares	-	-	-	-	(16,671)

Share options exercised by employees	9	303	-	-	-
Equity settled transactions	-	-	-	-	459
As at 31 December 2005	5,041	4,290	882	3,518	2,684
As at 31 December 2004	5,030	3,905	882	3,827	19,332
As at 30 June 2005	5,032	3,987	882	3,237	19,356

At 31 December 2005 the Company held 2,750,586 shares in treasury (31 Decemb 2004: 856,000 shares) (30 June 2005: 1,195,500 shares). During the six montl period the Company purchased 1,555,086 shares for treasury at an average pr: of $8.29 and at a total cost of $ 12,893,000. Transaction costs associated v these purchases was $96,000.

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust, also acquired 432,797 shares in the same period (31 December 2004: nil) (30 June 2005: nil) at an average price of $8.67 and at a total c of $3,778,000. Transaction costs associated with these purchases was $27,00(The shares held by the EBT are listed on a recognised stock exchange, and tl market value 31 December 2005 was $3,897,000 (31 December 2004: $nil) (30 Ju 2005: $nil). The nominal value held was $74,000 (31 December 2004: $nil) (3(June 2005: $nil). The EBT is a discretionary trust for the benefit of emplo and the shares held are used to satisfy certain Group's liabilities in respe to share based emoluments that have been provided to them.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	31 December 2005 $'000	31 December 2004 $'000	30 Ju 2($'(
Current:			
In less than one year	57,192	52,322	57,(
In more than one year	26,560	26,580	27,8
	83,752	78,902	84,8

10. Trade and other payables

Current:	31 December 2005 $'000	31 December 2004 $'000	30 Ju 2($'(
Trade payables	1,498	3,060	2,:
Sales taxes & social security costs	2,066	2,176	2,:
Non trade payables and accrued expenses	12,490	9,098	8,'

	16,054	14,334	13,:

Reconciliation of Operating profits to Pro-forma operating profit- Un-audit€ for the six months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year eı 30 (2($'(
Pro-forma operating profit	7,495	8,144	16,˜

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;
Pro-forma profit operating for the six month period ended 31 December 2005 is calculated as follows:

6 months ended 31 December 2005	Operating costs per income statement $'000	(1) Share based payments and related employment taxes $'000	(2) Amortisation and impairment of intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	Depreciat of plant equipr $'(
Selling and distribution	(26,379)	57	-	-	!
Research and development	(10,182)	88	1,135	40	:
General and administrative	(13,520)	489	-	-	:
Other operating expenses	(113)	-	-	-	
Total operating costs	(50,194)	634	1,135	40	1,(
Gross profit					

Pro-forma
operating
profit

Pro-forma operating profit- for the six months ended 31 December 2004*
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases a restructuring charges, and Group free cash for the six month period ended 3: December 2005 is as follows:

	6 months ended 31 December 2005 $'000	6 months ended 31 December 2004 $'000	Year enc 30 Ju 2(Un-audit $'(
IFRS -Cash generated from operations	7,735	10,071	23,:
Onerous lease charges and restructuring	3,079	275	(
Operating cash (restated)	10,814	10,346	23,8
Onerous lease charges and restructuring	(3,079)	(275)	((
Bank and other interest received	1,725	1,388	2,(
Bank and other interest paid	(10)	(10)	
Income taxes received/(paid)	1,305	(1,656)	(1,(
Acquisition of plant and equipment	(410)	(1,501)	(2,:
Development expenditure	-	(49)	
Free cash	10,345	8,243	21,8

Reconciliation of Operating profits to Pro-forma operating profit- Un-audite for the three months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	3 months ended 31 December 2005 $'000	3 months ended 31 December 2004 $'000	Year enc 30 Ju 2($'(
Pro-forma operating profit	4,081	4,669	16,'

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the three month period ended 31 December 200! is calculated as follows:

		(1)	(2)	(3)	(⁴
	Operating costs per income statement	Share based payments and related employment taxes	Amortisation and impairment of intangible assets	Asset recognition and amortisation of internal development costs	Depreciat of plant equipr
3 months ended 31 December 2005	$'000	$'000	$'000	$'000	$'
Selling and distribution	(13,974)	156	-	-	
Research and development	(5,072)	111	568	20	
General and administrative	(6,471)	329	-	-	
Other operating income	9	-	-	-	
	-------	---------	---------	--------	---
Total operating costs	(25,508)	596	568	20	
Gross profit					
Pro-forma operating profit					

Pro-forma operating profit- for the three months ended 31 December 2004*

Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases ɛ restructuring charges, and Group free cash for the three month period ended

December 2005 is as follows:

	3 months ended 31 December 2005 $'000	3 months ended 31 December 2004 $'000	Year enc 30 Ju 2(Un-audit $'(
IFRS -Cash generated from operations	1,738	4,026	23,:
Onerous lease charges and restructuring	2,098	198	(
Operating cash (restated)	3,836	4,224	23,{
Onerous lease charges and restructuring	(2,098)	(198)	((
Bank and other interest received	727	726	2,(
Bank and other interest paid	(1)	(8)	
Income taxes received/(paid)	502	(1,230)	(1,(
Acquisition of plant and equipment	(250)	(575)	(2,:
Development expenditure	-	-	
Free cash	2,716	2,939	21,{

This information is provided by RNS
The company news service from the London Stock Exchange

END
IR BMMLTMMMJBLF

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3794X
Surfcontrol PLC
24 January 2006

Letter to Surfcontrol
Dated 23 January 2006

Companies Act 1985 ss 198-202 (as amended)

We wish to notify you, by reason of the provisions of section 203 of the abc Act, that the companies, the names and addresses of which are set out in the Schedule to this letter (which are holding companies of Merrill Lynch Invest Managers Ltd) no longer have a notifiable interest as previously disclosed l and we should be grateful if you would treat this letter as making such disclosure on its behalf.

If you have any queries regarding the contents of this letter, please contac Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Letter from: Merrill Lynch & Co., Inc

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc	World Financial Center North Tower 250 Vesey Street New York

NY 10281-1332

Merrill Lynch & Co., Inc.

World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

Company Name: Surfcontrol Plc Date: 19th January, 2

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited
1,653,818 (5.31%)

Made up as follows:

Registered Holder (if know:)	Number of Shares	Investment Management Company (If separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated	865,311		No
Other Name(s)	788,507		No
TOTAL	1,653,818		

Attachment

Company: SURFCONTROL PLC as of: January 19,2

Class of names ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter certain further details are also set out below

		Requisite details in respect of sh additional to those shown in the 1 attachment	
Company	Aggregate number of shares interested in	Number and (If known) registered holder	Interest wi section 2((5) Compani 1985?

Merrill Lynch & Co Inc	2,869,644	1,215,826	0
Merrill Lynch Group, Inc	2,865,318	1,211,500	0

END

HOLBUGDBGGDGGLS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3799X
Surfcontrol PLC
24 January 2006

Letter to Surfcontrol
Letter dated 23 January, 2006

Disclosure of interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your comp

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	12,825	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	96,978	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	1,074,152	
HSBC Global Custody Nominee (UK) Ltd A/c 747381	57,020	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	72,514	
HSBC Global Custody Nominee (UK) Ltd A/c 916681	1,600	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	70,227	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	44,791	
	1,430,107	4.58%

Although the number of shares in which we have an interest has not material changed since our last notification, we believe our percentage has decrease from 5.03% to 4.58% following an apparent increase in this class of your is share capital from 28,383,690 to 31,168,572 shares.

Letter from Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDBXGDGGLS

Financial Announcements

RECEIVED
2006 JUN 28 A 11:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3141X
Surfcontrol PLC
23 January 2006

Letter to Surfcontrol Plc
Dated 16 January 2006

Companies Act 1985 ss 198-202 (as amended)

We are writing to notify you with regard to a change of circumstances affect Merrill Lynch & Co., Inc's interest under the above legislation.

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that:

a) the companies the names and addresses of which are set out in the first p of the Schedule to this letter (being certain holding companies of Merril Lynch Investment Managers Ltd. (MLIM), have the interests in relevant sha capital of your company disclosed in the first attachment to this letter;

b) the companies the names and addresses of which are set out in the second part of the Schedule to this letter, which are holding companies of MLIM of certain other companies, have the interests in relevant share capital your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter,

If you have any queries regarding the contents of this letter, please contac Alasdair Coutts-Britton on 020 7996-3565, Facsimile 020-7996-1174

Duly authorised for on behalf
of the notifying companies.

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS

ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 260 Vesey Street New York NY 10281-1332

Company Name: Surfcontrol Plc Date: 16th January, 2

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited
1,634,418 (5.75%)

Made up as follows:

Registered Holder (if know:)	Number of Shares	Investment Management Company (If separately disclosable)	Beneficial Interests? (Yes/No)
Nutraco Nominees Limited (Designated & Undesignated	853,909		No
Other Name(s)	780,509		No
TOTAL	1,634,418		

Attachment

Company: SURFCONTROL PLC as of: January 16,2

Class of names ordinary

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares

additional to those shown in the first attachment to the accompanying letteı certain further details are also set out below

		Requisite details in respect of sł additional to those shown in the ı attachment	
Company	Aggregate number of shares interested in	Number and (If known) registered holder	Interest w: section 2((5) Compan: 1985?
Merrill Lynch & Co Inc	2,845,918	1,211,500	0
Merrill Lynch Group, Inc	2,845,918	1,211,500	0

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDBXGDGGLX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3135X
Surfcontrol PLC
23 January 2006

TO SURFCONTROL PLC DATED 20 JANUARY 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed b the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act' that:

(a) As of January 19, 2006, Artisan Partners Limited Partnership was interested for the purposes of the Act in 1,197,709 ordinary shares comprised in the relevant share capital, as defined in section 198(2) c the Act, of SurfControl plc, (the "Relevant Shares").

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	763,913
The Bank of New York Nominees Limited	223,691
Mellon Bank	112,367
Brown Brothers Harriman	67,723
Chase Nominees Limited	30,015

(c) Artisan Partners Limited Partnership is interested in the Relevant Sha by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is as stated at the foot of this letter.

FROM ARTISAN PARTNERS LIMITED PARTNERSHIP
875 EAST WISCONSIN AVENUE
SUITE 800
MILWAUKEE
WI 53202

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBUGDBGGDGGLX

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:9462W
Surfcontrol PLC
16 January 2006

16 January 2006

SURFCONTROL PLC

Notice of Results

SurfControl plc (London: SRF) the leading provider of enterprise threat protection, will be announcing its Q2 and Interim results for the period enc 31 December 2005 on Tuesday, 31 January 2006.

An analyst briefing will be held on the day at 9.30am in the offices of UBS, Finsbury Avenue, London. Analysts who wish to attend should contact Laura Cc at ICIS on +44 (0) 20 7651 8688 or email Laura.Cocker@icisnet.com to registe

There will be a conference call at 12pm Eastern Standard Time for US analyst Analysts wishing to register for the call should contact Tina Hunt of SurfControl on +1 831.440.2722, or email tina.hunt@surfcontrol.com.

An instant replay of the call will be available through to 1 March 2006, by dialing +44 (0) 1296 618 700, passcode: 500394. A copy of the Results presentation also will be available on the "Financial Information" page in t Investor section of SurfControl's Website at: www.SurfControl.com.

About SurfControl

SurfControl plc is the leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layer Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impac productivity and the bottom line while limiting legal liability and enforcir regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http:// www.surfcontrol.com/.

END
NORAKNKNOBKDKDD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9317W
Surfcontrol PLC
13 January 2006

Letter to Surfcontrol PLC
12 January 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sole for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere:

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. Fc disclosure purposes, holdings should be represented as FMR Corp. and its di1 and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From: Fidelity International

Amendment 3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRC(investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedul€ for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries,

including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fide Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investr International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limitec

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fide International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control t exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Rc by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A Amendment

Security: SURFCONTROL PLC

Current ownership percentage:	6.71%
Total Shares Held	2,008,199
Shares in Issue:	29,919,072

Change in holdings since last filing: +474,069 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
278,800	FPM	NORTHERN TRUST LONDON
82,700	FPM	MELLON BANK
63,023	FPM	BANK OF NEW YORK BRUSSELS
26,566	FPM	STATE STR BK AND TR CO LNDN
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN AND
1,174,410	FISL	JP MORGAN, BOURNEMOUTH
233,400	FIL	BROWN BROS HARRIMN LTD LUX
54,000	FIL	STATE STR BK AND TR CO LNDN
40,000	FIL	BANK OF NEW YORK BRUSSELS
34,500	FIL	JP MORGAN, BOURNEMOUTH

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDBBXBGGLX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9283W
Surfcontrol PLC
13 January 2006

Letter to: SurfControl plc dated: January 12, 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 10 January 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 7,287,812 shares.

Of these 7,287,812 shares:

- The interest in 7,118,918 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registerec the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 168,894 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDBGGBGGLX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7685W
Surfcontrol PLC
11 January 2006

SurfControl plc (the "Company")

The Company has received notification from FMR Corp. and its direct and ind: subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, confirming details of notifications of disclosable interests under the UK Companies Act 1985.

Schedule A Amendment 2

Security: SURFCONTROL PLC

Current ownership percentage: 5.13%

Total Shares Held 1,534,130

Shares in issue; 29,919,072

Change in holdings since last filing: +252,265 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAMI
278,800	FPM	NORTHERN TRUST LONDON
82,100	FPM	MELLON BANK
62,323	FPM	BANK OF NEW YORK BRUSSELS
26,566	FPM	STATE STR BK AND TR CO LNI
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN AI
739,341	FISL	JP MORGAN, BOURNEMOUTH
227,300	FIL	BROWN BROS HARRIMN LTD LU)
54,000	FIL	STATE STR BK AND TR CO LNI
40,000	FIL	BANK OF NEW YORK BRUSSELS
2,900	FIL	JP MORGAN, BOURNEMOUTH

END

HOLBBGDBXBBGGLB

Financial Announcements

REG-Surfcontrol PLC Trading Update

RNS Number:5385W
Surfcontrol PLC
06 January 2006

SurfControl plc ("SurfControl" or "the Company")
FY 2006 Trading Update

SurfControl Announces Billings Growth, Completion of Restructuring, Key Appointments and Industry Recognition

Scotts Valley, Calif. (January 6, 2006) - SurfControl plc (London: SRF.L), t world leader in Enterprise Threat Protection, today announces that it achie\ second quarter billings growth, has completed its restructuring and has won additional industry recognition for product excellence.

Second Quarter Operational Highlights

- -Q2 billings growth of 3 percent to $30.3m (Q2 FY 05: $29.4m)
- -Operational and organizational restructuring completed on schedule
- -Senior management appointments in OEM, Channel and EMEA sales bringing experience from Adobe, IBM, Sybari (acquired by Microsoft), and Sun Microsystems
- -Enterprise Threat Shield awarded Security Software Product of the Year ł CRN, the source of news, information and analysis for over 100,000 chanı professionals in North America

Second quarter billings grew three percent year-over-year to $30.3m, bringiı half-year billings to a total of $49.9m (1H FY 05: $49.4m). Billings in the Americas grew one percent in the first quarter and four percent in the secoı quarter, reversing the year-over-year decline seen throughout the last fiscǝ year in this region.

SurfControl completed its operational restructuring as planned by December : 2005, the charge for which will be fully reflected in its second quarter inc statement. The Company's key functions are now globally-led by seasoned indı veterans at executive and management levels. In Sales, SurfControl recently appointed Rocco Donnino as vice president of worldwide business development, David Harris as vice president of worldwide channel sales and Harnish Patel senior vice president of sales for the Europe, Middle East and Asia (EMEA) region. Messrs. Donnino, Harris and Patel bring consistent track records of sales success from leading technology companies and will work with our chanı partners to meet the growing demand in the Secure Content market with SurfControl's award-winning products. In December, SurfControl's Enterprise Threat Shield was named CRN Test Center Product of the Year Winner in the security software category.

Commenting on the recent progress, Patricia Sueltz, CEO, said, "The first hǝ of fiscal year 2006 was a period of significant change for SurfControl. We

completed the restructuring on schedule, attracted new management talent anc
arrested the decline in billings growth. Three percent billings growth in tl
second quarter is a small but significant step and provides early-stage evic
of the positive effects of the restructuring. This progress is a testament t
our customers, partners and employees, the robust nature of the Content Secı
market and the innovative nature of our products and technology. This progre
underscores our confidence of achieving the financial guidance range previoı
given for FY 06."

Full details of the second quarter financial results will be provided via
SurfControl's regularly scheduled earnings release on Tuesday, January 31, :

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2722
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

END
TSTEAXFSEFSKEFE

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3529W
Surfcontrol PLC
03 January 2006

To: SurfControl plc
Dated: December 28, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (t
Act), that:

(a) as at December 27, 2005 JANA Partners LLC was interested for the purp of the Act in 2,079,340 ordinary shares of £0.1 nominal value each comprised in the relevant share capital, as defined in section 198(2) the Act, of SurfControl plc (the Relevant Shares);

(b) JANA Master Fund, Ltd and JANA Piranha Master Fund, Ltd are the registered holders of all of the Relevant Shares. JANA Partners LLC the investment manager of JANA Master Fund Ltd. and JANA Piranha Mast Fund, Ltd. and beneficially owns all of the Relevant Shares;

(c) All of the Relevant Shares are shares in which JANA Partner LLC is interested by virtue of section 208(5) of the Act.

From: JANA Partners LLC

Name: Charles Penner
Title: General Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDBXUGGGLX

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:3024W
Surfcontrol PLC
30 December 2005

SURFCONTROL PLC ('SurfControl' or 'the Company')
Director's Interest in Shares of the Company

The Company has been advised that on 28 December Mr Lock, Non-Executive Cha:
bought 10,000 ordinary shares in the Company at a price of 512p.
Following this purchase, Mr Lock has a beneficial share interest of 40,000
shares representing 0.128334% of the Company's issued share capital.

For further information,

ICIS
Tom Moriarty, Tel: 07769937626

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSURRKRVRRUORA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2747W
Surfcontrol PLC
29 December 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerr Trust Fiduciary Services (Guernsey) Limited) purchased 8,218 10p ordinary sł in the Company at a price of 505.38p per share on Wednesday 28 December 200!

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Tom Moriarty
Tel: 07769937626

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSPUGBPPUPAGWB

Financial Announcements

RECEIVED
2006 JUN 28 A 11:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9077V
Surfcontrol PLC
19 December 2005

Letter to Surfcontrol
Dated 16 December, 2005

Disclosure of interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your comp

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	12,825	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	96,978	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	1,051,812	
HSBC Global Custody Nominee (UK) Ltd A/c 747381	57,020	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	92,514	
HSBC Global Custody Nominee (UK) Ltd A/c 916681	1,600	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	70,227	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	44,791	
	1,427,767	5 02%

We currently have a notifiable interest in 1,427,767 Ordinary 10p shares wh: we understand represents 5 02% of that class of your share capital calculate an issued share capital of 28,391,908 Ordinary 10p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742

Letter from Legal & General Investment Management

END

HOLBLBDDDDBGGUC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8659V
Surfcontrol PLC
19 December 2005

Letter to Surfcontrol PLC
16 December 2005

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. F disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact James Foster on email fil-regulatoryreporting@uk.fid-intl.com or via Fax on 01737 837 450.

From: James Foster
Regulatory Reporting Analyst
Fidelity

Amendment 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: SurfControl Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRC investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or

investment manager of various pension and trust accounts. (See Schedul€ for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fid€ Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investr International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limite‹

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for th€ purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fide: International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control t exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. R‹
by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and
Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A Amendment

Security: SURFCONTROL PLC

Current ownership percentage: 4.28%

Total Shares Held 1,281,865

Shares in Issue; 29,919,072

Change in holdings since last filing: +356,639 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
2,900	N/A	N/A
301,400	FPM	NORTHERN TRUST LONDON
85,200	FPM	MELLON BANK
65,723	FPM	BANK OF NEW YORK BRUSSELS
26,566	FPM	STATE STR BK AND TR CO LNDN
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARR1MAN AND
442,776	FISL	JP MORGAN, BOURNEMOUTH
242,500	FIL	BROWN BROS HARRIMN LTD LUX
54,000	FIL	STATE STR BK. AND TR CO LNDN
40,000	FIL	BANK OF NEW YORK BRUSSELS

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGBDDCUBGGUC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7935V
Surfcontrol PLC
16 December 2005

To Surfcontrol plc dated 15 December 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 13 December 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 3,035,225 shares.

Of these 3,035,225 shares;

- The interest in 2,896,056 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 139,169 shares arose from a beneficial interest held k Goldman Sachs International, a wholly-owned indirect subsidiary of GS These shares are, or will be, registered at CREST in account CREPTEMP.

From The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBBDDCXBGGUL

Financial Announcements

RECEIVED
2006 JUN 28 A 11:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6690V
Surfcontrol PLC
14 December 2005

Letter to: Surfcontrol PLC
Dated: 13 December 2005

Re: Notification concerning interests in shares of SurfControl plc (the "Company")

1
Wellington Management Company, LLP ("Wellington Management") is registered a investment adviser with the United States Securities and Exchange Commissior under section 203 of the Investment Advisors Act of 1940, as amended and act discretionary investment manager on behalf of various separate accounts (the "Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is menti in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not as a group nor do they act in concert with respect to the interests in share Wellington Management acquired the interests in shares for the Accounts in i capacity as discretionary investment manager to, and solely for the benefit the Accounts, and the interests were acquired solely for investment purposes The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.

2
Wellington Management as discretionary investment manager on behalf of the Accounts currently holds, in the aggregate, an interest, within the meaning Sections 203 and 208 of the Act, in 1,466,150 ordinary shares, or 4.71% of t shares outstanding of the Company. This represents a decrease of 0.50% since last notification on 14 November 2005. Therefore, Wellington Management here gives notice to the Company of such interest in shares, pursuant to the provisions of Sections 198(1) and 208(4)(B) of the Act.

3
This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

From: Wellington Management Company, LLP

END

HOLBSBDDBSBGGUS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4260U
Surfcontrol PLC
21 November 2005

Letter to Surfcontrol PLC dated 14 November 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 10 November 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 2.662,631 shares.

Of these 2,662,631 shares;

- The interest in 2,585,056 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 77,575 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS These shares are, or will be, registered at CREST in account CREPTEMP.

From The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBDBDBCBDGGUB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1407U
Surfcontrol PLC
15 November 2005

FAX TO: SURFCONTROL PLC
DATED: 14 NOVEMBER 2005

Re: Notification concerning interests in shares of SurfControl PLC (the "Company")

1
Wellington Management Company, LLP ("Wellington Management") is registered a investment adviser with the United States Securities and Exchange Commissio under section 203 of the Investment Advisors Act of 1940, as amended and act discretionary investment manager on behalf of various separate accounts (the "Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is ment in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not as a group nor do they act in concert with respect to the interests in share Wellington Management acquired the interests in shares for the Accounts in capacity as discretionary investment manager to, and solely for the benefit the Accounts, and the interests were acquired solely for investment purposes The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.

2
Wellington Management as discretionary investment manager on behalf of the Accounts currently holds, in the aggregate, an interest, within the meaning Sections 203 and 208 of the Act, in 1,547,975 ordinary shares, or 5.21% of t shares outstanding of the Company. This represents a decrease of 1.18% since last notification on 10 November 2005. Therefore, Wellington Management here gives notice to the Company of such interest in shares, pursuant to the provisions of Sections 198(1) and 208(4)(B) of the Act.

3
This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

FROM: WELLINGTON MANAGEMENT COMPANY, LLP

END

HOLBBBDBXGBGGUU

Financial Announcements

RECEIVED
2006 JUN 28 A 11:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RCS-Surfcontrol PLC Appointment of CMO

RNS Number:1146U
Surfcontrol PLC
15 November 2005

SurfControl plc
("SurfControl" or "the Company")

Appointment of John Dillon as Chief Marketing Officer

SCOTTS VALLEY, Calif., November 15, 2005 - SurfControl (London: SRF), a worl leader in Enterprise Threat Protection, today announced that John Dillon has been appointed to the role of Chief Marketing Officer (CMO). As CMO, Dillon responsible for SurfControl's global field marketing, corporate communicatic product marketing and product management efforts.

"John Dillon brings a breadth of experience in aligning sales and marketing initiatives on a global scale," said Pat Sueltz, CEO of SurfControl. "John's international business acumen will be invaluable in driving SurfControl's overall marketing strategy and revenue growth."

Dillon brings nearly 20 years of enterprise software experience to the role CMO. He joins SurfControl from webMethods, where he served as vice president marketing for Europe, the Middle East and Africa. Prior to his tenure at webMethods, Dillon guided marketing efforts for Volantis Systems and Extric Dillon has also held global marketing roles at IBM and Hewlett-Packard.

"In the role of CMO, I will be focused on SurfControl's ongoing business generation - translating the company's brand value across borders for global success," said Dillon. "I look forward to leveraging SurfControl's strong customer base, outstanding technology and talented worldwide team to tell tl company's story with the confidence befitting a leader."

Dillon will be based in SurfControl's Scotts Valley, Calif. office, reportir the main board of SurfControl. His role is effective immediately.

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl plc	+1 831 440 2722
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

About SurfControl
SurfControl plc (LSE: SRF) is a world leading Internet Security company

delivering multiple layers of threat protection to shield organizations aga:
complex blended threats. SurfControl's Enterprise Protection Suite has redei
traditional "filtering" by offering a unified threat management solution thɛ
eliminates spam, spyware and phishing attacks, as well as Web and e-mail abı
The SurfControl Adaptive Threat Intelligence(TM)Service provides continuous
proactive threat detection and protection from emerging threats, known blenc
threats, and customer-specific threats. Customers avoid significant business
downtime that impacts productivity and the bottom line, while limiting lega:
liability and enforcing regulatory compliance and confidentiality. SurfContı
has 14 offices worldwide serving more than 20,000 enterprise customers. For
further information and news on SurfControl, visit http://www.surfcontrol.cc

END
NRAFFFFWLSISESF

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:1152U
Surfcontrol PLC
15 November 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Grant of Long-term incentive shares ("LTIP's") and share options to a Persor
Discharging Managerial Responsibility ("PDMR")

On 14 November 2005, LTIP's and options over 10p ordinary shares of the Company were awarded to the following PDMR, who is not a director of the Company. The awards are set out below:

Name	Position	Options (number)	Nil-cost L' (numb
John Dillon	Chief Marketing Officer	60,000	30,8

The LTIP awards were calculated at a price of 485.5p, being the closing mid market price on 11 November 2005, and were issued pursuant to the rules of t SurfControl 2004 Long Term Incentive Share Scheme.

The share options were also granted at 485.5p, and were issued pursuant to t rules of the SurfControl 1998 Executive Share Option Scheme (the unapproved schedule).

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUSRBRVNRAAAA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6304T
Surfcontrol PLC
03 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 27,138 10p ord: shares in the Company at a price of 435.0p per share.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUGCPGUPAGMW

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0885U
Surfcontrol PLC
14 November 2005

FAX TO: SURFCONTROL PLC
DATED: NOVEMBER 11, 2005

We hereby notify you in fulfilment of the obligation of disclosure imposed l the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act' that:

(a) As of November 10, 2005, Artisan Partners Limited Partnership was interested for the purposes of the Act in 1,033,401 ordinary shares comprised in the relevant share capital, as defined in section 198(2) ‹ the Act, of SurfControl plc, (the "Relevant Shares").

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	749,053
Boston Safe	112,367
The Bank of New York Nominees Limited	78,169
Brown Brothers Harriman	63,797
Chase Nominees Limited	30,015

(c) Artisan Partners Limited Partnership is interested in the Relevant Shai by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is as stated at the foot of thi: letter.

FROM: ARTISAN PARTNERS LIMITED PARTNERSHIP
875 EAST WISCONSIN AVENUE
SUITE 800
MILWAUKEE
WI 53202

END

HOLBDBDBDSBGGUS

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0494U
Surfcontrol PLC
11 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 19,405 10p ord: shares in the Company at an average price of 493.75p per share. The lowest p paid was 490.75p, the highest price paid was 495.00p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSGUGWPGUPAGMG

Financial Announcements

RECEIVED
2006 JUN 28 A 11:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:0348U
Surfcontrol PLC
11 November 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Grant of Long-term incentive shares ("LTIP's") and share options to a Direc
and Persons Discharging Managerial Responsibility ("PDMR's")

On 10 November 2005 a number of senior management including the following Director and PDMR's of SurfControl were granted LTIP's and share options ove the 10p ordinary shares of the Company under the schemes referred to below. Details of these awards are as follows:

Name	Position	Options (number)	Nil-cost LTII (numbe1
Simon Wilson*	Group Chief Financial Officer	57,500	
Glen Cross	EVP Global Sales	150,000	32,5
Max Rayner	Company Information Officer and EVP of Product and Service Delivery	150,000	29,6
Matt Horsley	EVP Legal and General Counsel	59,667	41,7(
Brian Spang	SVP Finance, World Wide Corporate Controller	39,875	24,4
Julian Llewellyn	VP Finance and Operations UK/EMEA and General Manager UK/EMEA	10,000	-

* Company director

The LTIP awards were calculated at a price of 485p, being the closing mid ma price on 9 November 2005, and were issued pursuant to the rules of the SurfControl 2004 Long Term Incentive Share Scheme.

The share options were also granted at 485p, and were issued pursuant to the rules of the SurfControl 1998 Executive Share Option Scheme (the unapproved schedule).

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:7849S
Surfcontrol PLC
18 October 2005

SURFCONTROL PLC
Notice of Results

London, England (October 18, 2005) - SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, w: be reporting Q1 results for the period ended 30 September 2005 on Tuesday 1 November 2005.

The management will be hosting a conference call for UK analysts on the day 8.30am UK time. Analysts wishing to register should contact Laura Cocker at ICIS, on +44 (0) 207 651 8688, or send an email to laura.cocker@icisnet.com.

A conference call for US analysts will take place at 6pm UK time/ 1pm New Yo time. Analysts wishing to register should contact Tina Hunt at SurfControl, +1 (831) 440-2722, or send an email to tina.hunt@surfcontrol.com.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Laye Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcin regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.co

END

RDSUASVRVURAAAA

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0046U
Surfcontrol PLC
11 November 2005

FAX TO: SURFCONTROL PLC
DATED: 10 NOVEMBER 2005

Re: Notification concerning interests in shares of SurfControl plc (the "Company")

1
Wellington Management Company, LLP ("Wellington Management") is registered a investment adviser with the United States Securities and Exchange Commissio under section 203 of the Investment Advisors Act of 1940, as amended and act discretionary investment manager on behalf of various separate accounts (the "Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is ment in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not as a group nor do they act in concert with respect to the interests in share Wellington Management acquired the interests in shares for the Accounts in capacity as discretionary investment manager to, and solely for the benefit the Accounts, and the interests were acquired solely for investment purposes The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.

2
Wellington Management as discretionary investment manager on behalf of the Accounts currently holds, in the aggregate, an interest, within the meaning Sections 203 and 208 of the Act, in 1,899,640 ordinary shares, or 6.39% of t shares outstanding of the Company. This represents a decrease of 1.67% since last notification on 12 September 2005. Therefore, Wellington Management he gives notice to the Company of such interest in shares, pursuant to the provisions of Sections 198(1) and 208(4)(B) of the Act.

3
This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

FROM: WELLINGTON MANAGEMENT COMPANY, LLP

END

HOLBBBDBLGBGGUB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9815T
Surfcontrol PLC
10 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northerı Trust Fiduciary Services (Guernsey) Limited) today purchased 3,216 10p ordiı shares in the Company at an average price of 484.00p per share. The lowest ı paid was 484.00p, the highest price paid was 485.25p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
RDSGUGUGGUPAGMU

Financial Announcements

RECEIVED
2006 JUN 28 A 11:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:9092T
Surfcontrol PLC
09 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 17,532 10p ordi shares in the Company at an average price of 485.09p per share. The lowest p paid was 481.00p, the highest price paid was 486.50p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUGUGGUPAGMB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8517T
Surfcontrol PLC
09 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 144,270 10p ordinary shares in the Company at an average price of 494.36p per share on Tuesday 8t November 2005. The lowest price paid was 485.00p, the highest price paid was 500.50p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trus was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUGMWGUPAUBB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7695T
Surfcontrol PLC
07 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) today purchased 203,018 10p ordinary shares in the Company at an average price of 498.22p per share. The lowest price paid was 470.00p, the highest price paid was 505.50p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUGMWGUPAGMM

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7264T
Surfcontrol PLC
07 November 2005

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 2 November 2005 Barclays PLC, through the leg entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.98%.

Details of this interest, together with a breakdown between registered holde (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 28,367,986 is the latest figure available to us.

From Geoff Smith

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 02

As at 02 November 2005 Barclays PLC, through the legal entities listed belov had a notifiable interest in 1,413,748 ORD GBP0.10 representing 4.98% of the issued share capital of 28,367,986 units.

Legal Entity	Holding	Percentage I
Barclays Capital Securities Ltd	327,832	1.15
Gerrard Ltd	20,238	.07
Barclays Life Assurance Co Ltd	40,723	.14
Barclays Global Investors Ltd	1,024,955	3.61
Group Holding	1,413,748	4.98

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBBDBUBGGGUR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7146T
Surfcontrol PLC
07 November 2005

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 10,000 10p ordinary shares in the Company at a price of 457.0p per share on Friday 4th November 2005.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries. The trust was established pursuant to the passing of an ordinary resolution at the Company's AGM on 21 October 2004, which approved the terms of Company's long-term share incentive plan.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688

END
POSUUGRGGUPAUBM

SurfControl plc announces results for the first quarter of its year ending 30 June 2006 and positive progress with its restructuring plan

View Financials

London, England (November 1, 2005) – SurfControl plc (London: SRF.L) a world leading Internet Security company providing Enterprise Threat Protection, today reported financial results for the first quarter FY 2006.

First Quarter Operational Highlights

- FY 06 operational restructuring on plan
- Key senior management appointments in sales, marketing and service delivery
- Web Filter awarded Best Buy by SC Magazine – beating all competition
- Pro-forma operating profit of $3.4m (Q1 05: $3.5m)

First Quarter Financial Highlights (US$m)

Q1 FY2006	3m 30/9/05 $m	3m 30/9/04 $m	% change
Revenue	**24.1**	22.5	7%
Gross margin %	**98%**	99%	
Restructuring and onerous lease costs	**3.3**	1.6	
(Loss)/profit before tax	**(0.2)**	0.3	
Pro-forma operating profit	**3.4**	3.5	
Basic EPS (US cents)	**(0.6)**	0.8	
Indirect billings %	**68%**	62%	
Non-Americas revenue %	**39%**	38%	
Billings	**19.6**	20.0	(2%)
Deferred revenue	**79.8**	72.5	10%
Cash and liquid investments	**84.4**	88.7	
Cash generated from operations	**6.0**	6.0	
Cash generated from operations before restructuring and onerous leases	**7.0**	6.1	

Reconciliations from the nearest IFRSmeasure to all pro-forma measures contained in this RNS statement are provided in the financial statements following this RNS, as well as on SurfControl's web site at www.surfcontrol.com/investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "Our main objective right now at SurfControl is to increase sales, and Q1 has been dominated by far reaching structural, organisational and cultural changes that have been made with that goal in mind. I am pleased with the results so far within the Company and the encouraging feedback from our customers and resellers. With continued focus on our primary goal I believe we are becoming more aligned with the needs of our customers and our partners, which will be crucial to achieving

long-term success".

For further information:	
ICIS Financial PR	**+44 (0) 207 651 8688**
Tom Moriarty	*tom@icisnet.com*
Caroline Evans-Jones	*caroline@icisnet.com*
SurfControl	**+1 831 440 2722**
Pat Sueltz, CEO	*pat.sueltz@surfcontrol.com*
Simon Wilson, CFO	*simon.wilson@surfcontrol.com*

First Quarter Financial Highlights

The first quarter results are the first set of IFRS-compliant financial information issued by the Company. An audited IFRS Transition Report giving a reconciliation of prior year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together with an un-audited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Company website.

The results for the quarter reflect substantial progress in the FY 06 restructuring, announced on Sept 6, 2005, while at the same time maintaining a relatively flat year over year billings profile. The strength of SurfControl's business model and its deferred revenue produced revenue growth of 7% to $24.1m (Q1 05: $22.5m). License revenue was 13% of total revenue in the quarter (Q1 05: 17%). The lower proportion of license revenue compared to last year reflects both a lower proportion of new business and the recent move to a greater emphasis on subscription pricing. Americas revenue for the quarter was 61% of the total (Q1 05: 62%), growing 5% year over year compared to an 11% growth rate outside of the Americas.

Billings in the quarter was $19.6m representing a 2% year-on-year decline (Q1 05: $20.0m). 767 new customers were won in the quarter (Q1 05: 860). Renewal rates remained in the target range of 70-80%. The value of three year contracts as a proportion of total invoicing was 31% (Q1 05: 35%). Deferred revenue increased 10% to $79.8m (Q1 05: $72.5m) of which 69% will be recognized in the next 12 months.

Pro-forma operating profit for the quarter was $3.4m (Q1 05: $3.5m). Restructuring charges incurred in Q1 were $3.3m and principally related to employee severance and satellite office closures. Full-time equivalent (FTE) headcount as at Sept 30 was 508 compared to 533 in the preceding quarter (Q1 FY 05: 510). These restructuring costs together with, among other things, share based payment costs, amortization of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial statements contained in this RNS. After charging these costs, the loss before tax for the quarter was $0.2m (Q1 05: profit $0.3m). The estimated effective tax rate for FY 05 is 25%, and basic earnings per share for the quarter was a loss of 0.6 cents (Q1 05: profit 0.8 cents).

Operating cash flow before restructuring, and free cash flow, were strong in the quarter at $7.0m and $7.6m respectively (Q1 05: $6.1m and $5.3m respectively). DSO at the end of the quarter was 46 days. Cash generated from operations was also strong at $6.0m (Q1 05: $6.0m).

At the Company AGM on October 20, 2005 SurfControl renewed its shareholder authority to make open market purchases of up to 10% of its issued share capital in the period to its 2006 AGM. Following the end of the closed

period, SurfControl will resume the purchase of its own shares within the constraints of free cash flow and the terms of its shareholder authority.

Corporate Highlights

Pricing

Our pricing model was simplified on August 15th, with the intent of making our products easier to sell. Customers now pay one licence fee for the complete product offering and a subscription for individual product updates. This simplification has been welcomed both by our customers, and importantly by our resellers, who are now finding it easier to demonstrate value for multiple product sales. The new pricing model is also designed to encourage follow-on sales by making it easier for customers to add a subscription to their "product package".

Product

We have continued to invest in our product set during the quarter, and are delighted to report that an independent test by SC Magazine rated our web filtering software number 1 over all other competitors; a strong endorsement of our product superiority.

Channels

We have recently established Value Added Distributors (VADs) and a two tier structure in selected geographies and market segments. This makes for a more efficient channel structure where we can focus resources on our leading channel partners rather than multiple smaller resellers. During the first quarter we have appointed Alternative Technologies in the US and Digital China in China.

Technology partnerships are also important in achieving market penetration. Citrix is a market-leading solution for centralizing the deployment and management of enterprise applications and providing internet users with secure, on-demand access to business applications from any location, device or connection. Previously, it was difficult for organizations to enforce internet usage policies down to the individual user. We have solved this issue and are now able to provide web security with user name based granularity for SurfControl customers with Citrix servers. Alternative Technologies is the largest distributor of Citrix products.

New Customer Wins

During the quarter the Company won 767 new customers (Q1 05: 860). Deals valued in excess of $50,000 increased to 32 (Q1 05: 30). New customers won around the world in the quarter included Queensland Rail, National Library of New Zealand, Fiji Ministry of Fisheries and Forest, MA Department of Environmental Protection, Coast Casinos, Newton Memorial Hospital, Yamaha, Bank of Tokyo and Mitsubishi, Inter Group Insurance Services, the Consortium of Universities in Kyoto and Kyoto University, Honeywell India and Semico Thailand. Sales of bundled threat protection products in the quarter were 20% of billings (Q1 05: 23%). New customer sales represented 25% of invoicing, sales into the customer base 23%, renewals 49% and other sales 3% (Q1 05: 27%, 16%, 52%, and 5% respectively).

Restructuring

As we announced on Sept 6th at the time of the release of FY 05 earnings, the Company has begun a comprehensive restructuring programme. This programme is progressing well and is expected to be completed as scheduled by the end of the calendar year.

Initially the restructuring has focused on a functional reorganization of the Company and its operating

departments, flattening the management structure, assessing the employee skills and experience needed, and re-assessing office space requirements. Today the Company is more streamlined with globally-led and coordinated functions, four fewer sales offices, and 60 fewer employees and managers.

While the steps necessary to achieve the restructuring are not yet complete, the focus is starting to shift towards the re-balancing and re-allocation of the savings arising from these actions. New and experienced management have been recruited, and 35 new employees have joined the Company bringing additional skills and experience to drive the business forward. Process and systems investments and enhancements are starting to be made. We are already seeing increased consistency of message and marketing efforts across our operations.

During the second quarter the Company will complete the restructuring steps and accelerate actions to become more focused on the market, efficient in its operations, and effective in growing billings.

Outlook

The Company is on track to complete the restructuring steps outlined to shareholders on September 6th by the end of the calendar year. The Company believes that the total costs of restructuring will be at the upper end of the previously estimated range of $3-5m. There is no change to guidance previously issued by the Company for FY 06 revenue and pro-forma operating profit.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layered Threat Protection℠. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence℠ from its Global Threat Experts℠ to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impacts productivity and the bottom line while limiting legal liability and enforcing regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europeand Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Consolidated income statement
For the three months ended 30 September 2005

	Notes	3 months ended 30 September 2005	3 months ended 30 September 2004	Year ended 30 June 2005
		$'000	$'000	$'000
Revenue	2	**24,123**	22,462	97,838
Cost of sales		**(515)**	(305)	(1,746)
Gross profit		**23,608**	22,157	96,092
Selling and distribution excluding restructuring		**(11,490)**	(11,497)	(48,797)
Restructuring	3	**(915)**	-	-
Total selling and distribution		**(12,405)**	(11,497)	(48,797)
Research and development excluding restructuring		**(4,381)**	(4,539)	(21,025)
Restructuring	3	**(729)**	-	-
Total research and development		**(5,110)**	(4,539)	(21,025)
General and administrative excluding onerous leases and restructuring		**(5,362)**	(4,738)	(19,741)
Onerous leases	3	**(692)**	(1,648)	(1,648)
Restructuring	3	**(995)**	-	-
Total general and administrative		**(7,049)**	(6,386)	(21,389)
Other operating expenses		**(122)**	(6)	(447)
Operating (loss)/ profit		**(1,078)**	(271)	4,434
Financing income		**849**	561	2,510
Financing expense		**(8)**	(2)	(29)
(Loss)/ profit before tax		**(237)**	288	6,915
Income tax credit/(expense)	4	**59**	(37)	(1,169)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		**(178)**	251	5,746
Basic (loss)/ earnings per ordinary share (cents)	5	**(0.6)**	0.8	19.0
Diluted (loss)/ earnings per ordinary share (cents)	5	**(0.6)**	0.8	18.6

Group statement of recognised income and expense
For the three months ended 30 September 2005

	3 months ended 30 September 2005	3 months ended 30 September 2004	Year ended 30 June 2005
	$'000	$'000	$'000
(Loss)/ profit for the period	**(178)**	251	5,746
Foreign exchange translation differences	**20**	(142)	(118)
Total recognised income and expense for the year	**(158)**	109	5,628

Consolidated balance sheet
as at 30 September 2005

	Notes	**30 September 2005**	30 September 2004	30 June 2005
		$'000	$'000	$'000
Assets				
Plant and equipment		**3,572**	4,181	3,863
Intangible assets	6	**9,463**	11,321	10,050
Liquid investments		**4,453**	11,299	6,124
Deferred tax assets		**4,525**	6,730	4,528
Total non-current assets		**22,013**	33,531	24,565
Current tax receivable		**961**	1,475	2,223
Trade and other receivables	7	**15,775**	17,107	25,819
Cash and cash equivalents		**79,952**	77,440	82,951
Total current assets		**96,688**	96,022	110,993
Total assets		**118,701**	129,553	135,558
Equity				
Issued share capital	8	**5,033**	5,029	5,032
Share premium	8	**4,010**	3,863	3,987
Other reserves	8	**4,139**	4,095	4,119
Retained earnings	8	**6,339**	19,819	19,356
Total equity attributable to equity holders of the Parent Company		**19,521**	32,806	32,494
Liabilities				
Interest-bearing borrowings		**-**	17	3
Deferred tax liabilities		**79**	103	85
Provisions		**152**	384	161
Total non-current liabilities		**231**	504	249
Interest-bearing borrowings		**17**	19	19
Deferred revenue	9	**79,817**	72,483	84,872
Deferred consideration on acquisition of subsidiary undertaking		**659**	4,123	659
Trade and other payables	10	**15,019**	14,035	13,273
Current tax payable		**3,437**	5,583	3,992
Total current liabilities		**98,949**	96,243	102,815
Total liabilities		**99,180**	96,747	103,064
Total equity and liabilities		**118,701**	129,553	135,558

Consolidated Cash flow statement
For the three months ended 30 September 2005

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(178)**	251	5,746
Adjustments for:			
Depreciation	**536**	533	2,308
Amortisation of intangible assets	**587**	1,661	7,405
Impairment	**-**	-	544
Loss on sale of plant and equipment	**-**	-	23
Financing income	**(849)**	(561)	(2,510)
Financing expense	**8**	2	29
Share based charges	**45**	11	719
Income tax (credit)/ expense	**(59)**	37	1,169
Operating cash flow before changes in working capital and provisions	**90**	1,934	15,433
Decrease in working capital	**5,915**	4,173	8,025
Decrease in provisions	**(8)**	(62)	(289)
Cash generated from operations	**5,997**	6,045	23,169
Income taxes received/(paid)	**803**	(426)	(1,679)
Net cash inflow from operating activities	**6,800**	5,619	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(160)**	(926)	(2,194)
Acquisition of business undertakings	**-**	(85)	(8,725)
Disposal of liquid investments	**1,608**	100	5,231
Bank and other interest received	**998**	662	2,654
Bank and other interest paid	**(9)**	(2)	(27)
Development expenditure	**-**	(49)	(49)
Net cash inflow/(outflow) from investing activities	**2,437**	(300)	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**24**	96	245
Purchase of own shares for treasury	**(11,939)**	(4,058)	(11,798)
Payment of finance lease liabilities	**(5)**	(5)	(19)
Net cash outflow from financing activities	**(11,920)**	(3,967)	(11,572)
Net (decrease)/ increase in cash and cash equivalents	**(2,683)**	1,352	6,808
Cash and cash equivalents at beginning of the quarter	**82,951**	76,088	76,088
Effect of exchange rate fluctuations on cash held	**(316)**	-	55
Cash and cash equivalents at end of the quarter	**79,952**	77,440	82,951

Notes to the un-audited financial information for the three months ended 30 September 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adopted for use in the EU ("IFRS").

This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 June 2006 or are expected to be endorsed and effective (or available for early adoption) at 30 June 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and un-adopted IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for year ending 30 June 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that period will be finally determined when the annual financial statements are prepared for the year ending 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A detailed review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published in the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors, and delivered to the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 30 September 2005 and 30 September 2004 is un-audited.

The financial information for the year ended 30 June 2005 has been extracted from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products.

Revenue by customer location	**3 months ended 30 September 2005 $'000**	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**4,570**	4,333	19,305
Mainland Europe	**2,114**	1,712	8,920
Americas	**14,697**	13,954	59,845
Rest of the World	**2,742**	2,463	9,768
	24,123	22,462	97,838

3. Restructuring and onerous lease charges

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
Rent on vacant offices	**692**	1,648	1,648
Restructuring	**2,639**	-	-
	3,331	1,648	1,648

During the quarter the Group commenced a restructuring programme involving the closure of certain sales offices, changes in management structure, and re-organisation of the sales, marketing and technical support functions. Vacant possession of relevant office leases has been retained until such time as they expire or are assigned. Amounts equivalent to the rent arising from the unexpired portion of these leases have been charged to the income statement in the period. Other restructuring charges relate to severance, recruitment of personnel, and related costs.

4. Income tax expense

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
US Federal and state tax	**(19)**	-	(509)
Non US Corporation tax	**67**	(43)	1,047
Adjustments in respect of previous years	**-**	-	432
Total current tax credit/(charge)	**48**	(43)	970
Deferred tax:			
Tax loss recognition/(de-recognition)	**5**	17	(3,076)
Origination and reversal of temporary differences	**6**	(11)	937
Income tax credit/(expense)	**59**	(37)	(1,169)

5. Loss/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	**(178)**	251	5,746
Basic weighted average ordinary shares in issue	**29,599,572**	30,855,750	30,326,066
Dilutive effect of share options	**432,943**	315,422	448,147
Diluted weighted average ordinary shares in issue	**30,032,515**	31,171,172	30,774,213
Basic earnings per ordinary share (cents)	**(0.6)**	0.8	19.0
Diluted earnings per ordinary share (cents)	**(0.6)**	0.8	18.6

Own shares held by the Company of 2,750,586 (30 September 2004: 561,000) (30 June 2005: 1,195,500) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	**Acquired Intellectual Property $'000**	**Internal Development Costs $'000**	**Total $'000**
Cost:				
At 1 July 2005	-	18,386	391	18,777
Additions	-	-	-	-
At 30 September 2005	-	**18,386**	**391**	**18,777**
Amortisation:				
At 1 July 2005	-	8,618	109	8,727
Provided during the period	-	567	20	587
At 30 September 2005	-	**9,185**	**129**	**9,314**
Net book value at 30 September 2005	-	**9,201**	**262**	**9,463**
Net book value at 30 September 2004	711	10,270	340	11,321
Net book value at 30 June 2005	-	9,768	282	10,050

The acquired intellectual property at 30 September 2005 relates to the written down value of Linux based appliance technology acquired from SecureM, Inc in April 2004, and the written down value of Spyware technology acquired from Apreo Limited in February 2005.

Acquired intellectual property and internal development costs currently have an estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, which resulted in a change from the previous estimate of two years.

7. Trade and other receivables

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
Current:			
Trade receivables	**11,904**	13,095	22,299
Other receivables and prepayments	**3,871**	4,012	3,520
	15,775	17,107	25,819

8.Reconciliation of movement in capital and reserves

	Issued share capital $'000	**Share premium account $'000**	**Capital redemption reserve $'000**	**Translation reserve $'000**	**Retained earnings $'000**	**Total $'000**
As at 1 July 2005	5,032	3,987	882	3,237	19,356	32,494
Total recognised income and expense	-	-	-	20	(178)	(158)
Purchase of own shares for treasury	-	-	-	-	(12,884)	(12,884)
Share options exercised by employees	1	23	-	-	-	24
Equity settled transactions	-	-	-	-	45	45
As at 30 September 2005	**5,033**	**4,010**	**882**	**3,257**	**6,339**	**19,521**
As at 30 September 2004	5,029	3,863	882	3,213	19,819	32,806
As at 30 June 2005	5,032	3,987	882	3,237	19,356	32,494

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	**3 months ended 30 September 2005 $'000**	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
Current:			
In less than one year	**54,886**	48,168	57,040
In more than one year	**24,931**	24,315	27,832
	79,817	72,483	84,872

10. Trade and other payables

Current:	**3 months ended 30 September 2005 $'000**	3 months ended 30 September 2004 $'000	Year ended 30 June 2005 $'000
Trade payables	**1,966**	2,674	2,284
Sales taxes & social security costs	**1,623**	1,653	2,268
Non trade payables and accrued expenses	**11,430**	9,708	8,721
	15,019	14,035	13,273

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited

Pro-forma operating profit for the period is as follows:

	3 months ended 30 September 2005	3 months ended 30 September 2004	Year ended 30 June 2005 Un-audited
	$'000	$'000	$'000
Pro-forma operating profit	**3,414**	3,475	16,726

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the three months ended 30 September 2005 is calculated as follows:

3 months ended 30 September 2005	Operating costs per income statement	(1) Share based payments and related employm ent taxes	(2) Amortisation and impairment of intangible assets	(3) Asset recognition and amortisation of internal development costs	(4) Depreciation of plant and equipment	(5) Onerous leases and other restructuring charges	**Pro-forma operating profit**
	$'000	$'000	$'000	$'000	$'000	$'000	**$'000**
Selling and distribution	(12,405)	(99)	-	-	296	915	**(11,293)**
Research and development	(5,110)	(23)	567	20	161	729	**(3,656)**
General and administrative	(7,049)	160	-	-	79	1,687	**(5,123)**
Other operating (expenses)/income	(122)	-	-	-	-	-	**(122)**
Total operating costs	(24,686)	38	567	20	536	3,331	**(20,194)**
Gross profit							**23,608**
Pro-forma operating profit							**3,414**

Pro-forma operating profit- for three months ended 30 September 2004*	**3,475**
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*	**16,726**

*A full reconciliation of operating profit to pro-forma operating profit for the three months ended 30 September 2004, and full year ended 30 June 2005, is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other restructuring charges, and Group free cash is as follows:

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	2005 Year ended Un-audited $'000
IFRS -Cash generated from operations	**5,997**	6,045	23,169
Onerous lease charges and restructuring	**981**	77	673
Operating cash (restated)	**6,978**	6,122	23,842
Onerous lease charges and restructuring	**(981)**	(77)	(673)
Bank and other interest received	**998**	662	2,654
Bank and other interest paid	**(9)**	(2)	(27)
Income taxes received/(paid)	**803**	(426)	(1,679)
Acquisition of plant and equipment	**(160)**	(926)	(2,194)
Development expenditure	**-**	(49)	(49)
Free cash	**7,629**	5,304	21,874

SurfControl®

Enterprise Threat Protection

FY 2006

Q1

Earnings Announcement


RiskFilter
Enterprise Threat Shield
Web Filter

SurfControl®
Enterprise Threat Protection

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest IFRS measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

Simon Wilson

Chief Financial Officer

SurfControl®
Enterprise Threat Protection

Pro-forma Income Statement – 3m to Sept 30th 2005

$000	3m Q1 06	% of Rev	3m Q1 05	% of Rev	% change
Total revenue	24,123		22,462		7%
Gross profit	23,608	98%	22,157	99%	
Selling & distribution	(11,293)	47%	(11,272)	50%	0%
Research & development	(3,656)	15%	(2,784)	12%	31%
General & administrative	(5,123)	21%	(4,620)	21%	11%
Other operating expenses	(122)		(6)		
Pro-forma operating profit	3,414	14%	3,475	15%	
Restructuring costs	(3,331)		(1,648)		
Amortisation of IP and development	(587)		(1,612)		
Depreciation	(536)		(533)		
Equity based compensation charge	(38)		47		
Operating profit	(1,078)	-4%	(271)	-1%	
Financing income	841		559		
Profit before tax	(237)	-1%	288	1%	
Income tax	59		-37		
IFRS Profit after tax	(178)	-1%	251	1%	
Basic earnings per ordinary share (cents)	(0.6)		0.8		

Highlights
* Revenues up 7% year-on-year
* Pro-forma operating profit of $3.4m (Q1 FY 05: $3.5m)
* Estimated effective tax rate of 25%

SurfControl®
Enterprise Threat Protection

Revenue Analysis Q1 FY 06



Revenue by Type
13%
87%
License
Subscription



Revenue by Product
2%
98%
Software
Appliance



Revenue by Geography
11%
9%
19%
61%
Americas
UK
Mainland Europe
Rest of World



Revenue Visibility
7%
13%
80%
License
Deferred Revenue From Q4
Deferred Revenue Arising in Q1

Summary Balance Sheet – Sept 30th 2006

$000	30/09/2005	30/09/2004
Intangible assets	9,463	11,321
Fixed assets	3,572	4,181
Liquid investments	4,453	11,299
Trade debtors	11,904	13,095
Other assets	9,357	12,217
Cash	79,952	77,440
TOTAL ASSETS	118,701	129,553
Equity & capital reserves	13,182	12,987
Retained earnings	6,339	19,819
Total Equity	19,521	32,806
Deferred revenue	79,817	72,483
Trade payables	1,966	2,674
Other creditors	17,397	21,590
Total liabilities	99,180	96,747
TOTAL EQUITY & LIABILITIES	118,701	129,553

Summary Highlights:

- Total cash & liquid investments of $84.4m
- Pre-restructuring cash from operations of $7.0m
- Free Cash flow $7.6m
- Decrease in Trade Debtors due decrease in DSO of approx 4 days
- Decrease in Other Assets due to collection of tax refunds receivable
- Decrease in Other Creditors due to settlement of acquisition payments and reduction in tax payable

Deferred Revenue:

- Year-on-year growth in deferred revenue of 10%
- Long-term portion of deferred revenue at 31%

Pat Sueltz

Chief Executive Officer

Highlights Q1 FY06

- Implementation of comprehensive restructuring
- Progressing to plan
- Encouraging early indicators
- Steady performance in Q1
- FY 06 still contains many challenges
- Improved long-term outlook

SurfControl®
Enterprise Threat Protection

Focus on sales growth

- Primary goal is to re-ignite billings growth
- New pricing model effective August 15th
- Positive reaction from customers and resellers
- New sales structure and incentive programs
- Website being enhanced as a sales tool
- Better positioned to leverage award winning products

Partnership leverage

- Leveraging technology partnerships
  - Citrix
  - Microsoft Secure IT alliance

- Improved reseller programme
  - Greater recognition for good performers
  - Increased support and contact

- Adoption of two-tier model
  - Alternative Technologies
  - Digital China

People

- Max Rayner, CIO and EVP Service Delivery
- Glenn Cross, EVP Global Sales
- New CMO to join November
- Combined with internal promotions
- New structure best utilising our talents

Summary

- Focus on operational restructuring
- Progressing to plan
- Encouraging early feedback from key customers and partners
- Better placed to leverage our position and deliver long term success
- No change to current guidance for FY 06

SurfControl®

Enterprise Threat Protection

Q&A

FY 2006

Q1

Earnings Announcement


RiskFilter
Enterprise Threat Shield

Appendix: Additional Financial Analysis

SurfControl®
Enterprise Threat Protection

Pro-forma Summary Q1
Cash Flow

3 month period:	to 9/30/2005	to 9/30/2004
	$'000	$'000
IFRS Cash Generated From Operations	5,997	6,045
Restructuring cash outflows	981	77
Pre-restructuring Cash Generated From Operations	*6,978*	*6,122*
Restructuring cash outflows	*(981)*	*(77)*
Net interest received	*989*	660
Net capital expenditure	(160)	(926)
Development expenditure	0	(49)
(Net tax paid)/recovered	803	(426)
Free Cash Flow	*7,629*	*5,304*
Share issues	24	96
Purchase of own shares	(11,939)	(4,058)
Cash paid for acquisitions and related costs	0	(85)
Repayments of loans and leases	(5)	(5)
Foreign exchange difference (unrealised)	(379)	(21)
Total Q 1 Movement in Cash & Liquid Investments	*(4,670)*	*1,231*

Financial Announcements

RECEIVED
2006 JUN 28 A 11: 10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC 1st Quarter Results

Surfcontrol PLC
01 November 2005

SurfControl plc ('SurfControl' or 'the Company')
FY 2006 First Quarter Earnings

SurfControl plc announces results for the first quarter of its year ending 3
June 2006 and positive progress with its restructuring plan

London, England (November 1, 2005) - SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, to reported financial results for the first quarter FY 2006.

First Quarter Operational Highlights

- FY 06 operational restructuring on plan
- Key senior management appointments in sales, marketing and service delivery
- Web Filter awarded Best Buy by SC Magazine - beating all competition
- Pro-forma operating profit of $3.4m (Q1 05: $3.5m)

First Quarter Financial Highlights (US$m)

Q1 FY2006	3m 30/09/05 $m	3m 30/09/04 $m
Revenue	24.1	22.5
Gross margin %	98%	99%
Restructuring and onerous lease costs	3.3	1.6
(Loss)/profit before tax	(0.2)	0.3
Pro-forma operating profit	3.4	3.5
Basic EPS (US cents)	(0.6)	0.8
Indirect billings %	68%	62%
Non-Americas revenue %	39%	38%
Billings	19.6	20.0
Deferred revenue	79.8	72.5
Cash and liquid investments	84.4	88.7
Cash generated from operations	6.0	6.0
Cash generated from operations before restructuring and onerous leases	7.0	6.1

Reconciliations from the nearest IFRS measure to all pro-forma measures

contained in this RNS statement are provided in the financial statements following this RNS, as well as on SurfControl's web site at

www.surfcontrol.com/

investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, 'Our main objective r: now at SurfControl is to increase sales, and Q1 has been dominated by far reaching structural, organisational and cultural changes that have been made with that goal in mind. I am pleased with the results so far within the Cor and the encouraging feedback from our customers and resellers. With contint focus on our primary goal I believe we are becoming more aligned with the ne of our customers and our partners, which will be crucial to achieving long-t success'.

For further information:

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty

tom@icisnet.com

Caroline Evans-Jones

caroline@icisnet.com

SurfControl +1 831 440 2722
Pat Sueltz, CEO

pat.sueltz@surfcontrol.com

Simon Wilson, CFO

simon.wilson@surfcontrol.com

First Quarter Financial Highlights

The first quarter results are the first set of IFRS-compliant financial information issued by the Company. An audited IFRS Transition Report giving reconciliation of prior year comparatives from UK GAAP to IFRS for FY 2004 a FY 2005, together with an un-audited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Compar website.

The results for the quarter reflect substantial progress in the FY 06 restructuring, announced on Sept 6, 2005, while at the same time maintaining relatively flat year over year billings profile. The strength of SurfContro business model and its deferred revenue produced revenue growth of 7% to $2

(Q1 05: $22.5m). License revenue was 13% of total revenue in the quarter (Q1 17%). The lower proportion of license revenue compared to last year reflects both a lower proportion of new business and the recent move to a greater emphasis on subscription pricing. Americas revenue for the quarter was 61% c the total (Q1 05: 62%), growing 5% year over year compared to an 11% growth outside of the Americas.

Billings in the quarter was $19.6m representing a 2% year-on-year decline (Q 05: $20.0m). 767 new customers were won in the quarter (Q1 05: 860). Renewal rates remained in the target range of 70-80%. The value of three year contra as a proportion of total invoicing was 31% (Q1 05: 35%). Deferred revenue increased 10% to $79.8m (Q1 05: $72.5m) of which 69% will be recognized in t next 12 months.

Pro-forma operating profit for the quarter was $3.4m (Q1 05: $3.5m). Restructuring charges incurred in Q1 were $3.3m and principally related to employee severance and satellite office closures. Full-time equivalent (FTE) headcount as at Sept 30 was 508 compared to 533 in the preceding quarter (Q1 05: 510). These restructuring costs together with, among other things, share based payment costs, amortization of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categorie selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial statements contained in this RNS. Afte charging these costs, the loss before tax for the quarter was $0.2m (Q1 05: profit $0.3m). The estimated effective tax rate for FY 05 is 25%, and basic earnings per share for the quarter was a loss of 0.6 cents (Q1 05: profit 0. cents).

Operating cash flow before restructuring, and free cash flow, were strong in quarter at $7.0m and $7.6m respectively (Q1 05: $6.1m and $5.3m respectively DSO at the end of the quarter was 46 days. Cash generated from operations wa also strong at $6.0m (Q1 05: $6.0m).

At the Company AGM on October 20, 2005 SurfControl renewed its shareholder authority to make open market purchases of up to 10% of its issued share cap in the period to its 2006 AGM. Following the end of the closed period, SurfControl will resume the purchase of its own shares within the constraint free cash flow and the terms of its shareholder authority.

Corporate Highlights

Pricing

Our pricing model was simplified on August 15th, with the intent of making c products easier to sell. Customers now pay one licence fee for the complete product offering and a subscription for individual product updates. This simplification has been welcomed both by our customers, and importantly by c resellers, who are now finding it easier to demonstrate value for multiple product sales. The new pricing model is also designed to encourage follow-on sales by making it easier for customers to add a subscription to their 'proc package'.

Product
We have continued to invest in our product set during the quarter, and are delighted to report that an independent test by SC Magazine rated our web filtering software number 1 over all other competitors; a strong endorsement our product superiority.

Channels
We have recently established Value Added Distributors (VADs) and a two tier structure in selected geographies and market segments. This makes for a more efficient channel structure where we can focus resources on our leading char partners rather than multiple smaller resellers. During the first quarter we have appointed Alternative Technologies in the US and Digital China in China

Technology partnerships are also important in achieving market penetration. Citrix is a market-leading solution for centralizing the deployment and management of enterprise applications and providing internet users with secu on-demand access to business applications from any location, device or connection. Previously, it was difficult for organizations to enforce interr usage policies down to the individual user. We have solved this issue and ar now able to provide web security with user name based granularity for SurfControl customers with Citrix servers. Alternative Technologies is the largest distributor of Citrix products.

New Customer Wins
During the quarter the Company won 767 new customers (Q1 05: 860). Deals val in excess of $50,000 increased to 32 (Q1 05: 30). New customers won around t world in the quarter included Queensland Rail, National Library of New Zeala Fiji Ministry of Fisheries and Forest, MA Department of Environmental Protection, Coast Casinos, Newton Memorial Hospital, Yamaha, Bank of Tokyo a Mitsubishi, Inter Group Insurance Services, the Consortium of Universities i Kyoto and Kyoto University, Honeywell India and Semico Thailand. Sales of bundled threat protection products in the quarter were 20% of billings (Q1 (23%). New customer sales represented 25% of invoicing, sales into the custor base 23%, renewals 49% and other sales 3% (Q1 05: 27%, 16%, 52%, and 5% respectively).

Restructuring
As we announced on Sept 6th at the time of the release of FY 05 earnings, tl Company has begun a comprehensive restructuring programme. This programme is progressing well and is expected to be completed as scheduled by the end of calendar year.

Initially the restructuring has focused on a functional reorganization of tl Company and its operating departments, flattening the management structure, assessing the employee skills and experience needed, and re-assessing office space requirements. Today the Company is more streamlined with globally-led coordinated functions, four fewer sales offices, and 60 fewer employees and managers.

While the steps necessary to achieve the restructuring are not yet complete, focus is starting to shift towards the re-balancing and re-allocation of the savings arising from these actions. New and experienced management have beer recruited, and 35 new employees have joined the Company bringing additional

skills and experience to drive the business forward. Process and systems investments and enhancements are starting to be made. We are already seeing increased consistency of message and marketing efforts across our operation‹

During the second quarter the Company will complete the restructuring steps accelerate actions to become more focused on the market, efficient in its operations, and effective in growing billings.

Outlook

The Company is on track to complete the restructuring steps outlined to shareholders on September 6th by the end of the calendar year. The Company believes that the total costs of restructuring will be at the upper end of t previously estimated range of $3-5m. There is no change to guidance previou‹ issued by the Company for FY 06 revenue and pro-forma operating profit.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Laye‹ Threat ProtectionSM. The Company has redefined traditional 'filtering' into unified set of Web, e-mail and messaging security solutions that continuous‹ filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforci‹ regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu‹ information and news on SurfControl, please visit

http://www.surfcontrol.com/

.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements ar‹ reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak onl‹ of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Consolidated income statement

For the three months ended 30 September 2005

	Notes	3 months ended 30 September 2005	3 months ended 30 September 2004	6 30 2
		$'000	$'000	$
Revenue	2	24,123	22,462	9
Cost of sales		(515)	(305)	(
Gross profit		23,608	22,157	9
Selling and distribution excluding restructuring		(11,490)	(11,497)	(4
Restructuring	3	(915)	-	
Total selling and distribution		(12,405)	(11,497)	(4
Research and development excluding restructuring		(4,381)	(4,539)	(2
Restructuring	3	(729)	-	
Total research and development		(5,110)	(4,539)	(2
General and administrative excluding onerous leases and restructuring		(5,362)	(4,738)	(1
Onerous leases	3	(692)	(1,648)	(
Restructuring	3	(995)	-	
Total general and administrative		(7,049)	(6,386)	(2
Other operating expenses		(122)	(6)	
Operating (loss)/ profit		(1,078)	(271)	4
Financing income		849	561	2
Financing expense		(8)	(2)	
(Loss)/ profit before tax		(237)	288	6
Income tax credit/(expense)	4	59	(37)	(
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(178)	251	5
Basic (loss)/ earnings per ordinary share (cents)	5	(0.6)	0.8	
Diluted (loss)/ earnings per ordinary share (cents)	5	(0.6)	0.8	

Group statement of recognised income and expense	3 months ended	3 months ended	6

For the three months ended 30 September 2005	30 September 2005 $'000	30 September 2004 $'000	30 $
(Loss)/ profit for the period	(178)	251	5
Foreign exchange translation differences	20	(142)	
Total recognised income and expense for the year	(158)	109	5

Consolidated balance sheet as at 30 September 2005	Notes	30 September 2005 $'000	30 September 2004 $'000	30 $
Assets				
Plant and equipment		3,572	4,181	3
Intangible assets	6	9,463	11,321	1(
Liquid investments		4,453	11,299	6
Deferred tax assets		4,525	6,730	4
Total non-current assets		22,013	33,531	24
Current tax receivable		961	1,475	2
Trade and other receivables	7	15,775	17,107	2!
Cash and cash equivalents		79,952	77,440	8:
Total current assets		96,688	96,022	11(
Total assets		118,701	129,553	13!
Equity				
Issued share capital	8	5,033	5,029	5
Share premium	8	4,010	3,863	3
Other reserves	8	4,139	4,095	4
Retained earnings	8	6,339	19,819	1!
Total equity attributable to equity holders of the Parent Company		19,521	32,806	3:
Liabilities				
Interest-bearing borrowings		-	17	
Deferred tax liabilities		79	103	
Provisions		152	384	
Total non-current liabilities		231	504	
Interest-bearing borrowings		17	19	
Deferred revenue	9	79,817	72,483	84

Deferred consideration on acquisition of subsidiary undertaking		659	4,123	
Trade and other payables	10	15,019	14,035	1:
Current tax payable		3,437	5,583	:
Total current liabilities		98,949	96,243	10:
Total liabilities		99,180	96,747	10:
Total equity and liabilities		118,701	129,553	13!

Consolidated Cash flow statement
For the three months ended 30 September 2005

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ϵ 30 !
Cash flows from operating activities			
(Loss)/profit for the period	(178)	251	!
Adjustments for:			
Depreciation	536	533	:
Amortisation of intangible assets	587	1,661	˙
Impairment	-	-	
Loss on sale of plant and equipment	-	-	
Financing income	(849)	(561)	(:
Financing expense	8	2	
Share based charges	45	11	
Income tax (credit)/ expense	(59)	37	:
Operating cash flow before changes in working capital and provisions	90	1,934	1!
Decrease in working capital	5,915	4,173	{
Decrease in provisions	(8)	(62)	
Cash generated from operations	5,997	6,045	2:
Income taxes received/(paid)	803	(426)	(:
Net cash inflow from operating activities	6,800	5,619	2:
Cash flows from investing activities			
Acquisition of plant and equipment	(160)	(926)	(:
Acquisition of business undertakings	-	(85)	({

certainty. Accordingly, the accounting policies for that period will be finε determined when the annual financial statements are prepared for the year eı 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial stateı prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A deta: review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published : the Company's transition report, and is available at

www.surfcontrol.com

.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the company' statutory accounts for that financial year. Those accounts, which were prepε under UK GAAP, have been reported on by the Company's auditors, and delivere the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain any statement under Section 237 of the Compε Act 1985.

The financial information for periods ended 30 September 2005 and 30 Septeml 2004 is un-audited.

The financial information for the year ended 30 June 2005 has been extractec from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reportinç structure. Geography is therefore the primary basis of segment reporting in current and preceding financial periods.

The Group had one business segment during the current and preceding financiε periods, being the development and sale of Internet security products.

Revenue by customer location	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year ∈ 30 June ؛
United Kingdom	4,570	4,333	1؛
Mainland Europe	2,114	1,712	؏
Americas	14,697	13,954	5؛
Rest of the World	2,742	2,463	؛

Disposal of liquid investments	1,608	100	5
Bank and other interest received	998	662	2
Bank and other interest paid	(9)	(2)	
Development expenditure	-	(49)	
Net cash inflow/(outflow) from investing activities	2,437	(300)	(3
Cash flows from financing activities			
Proceeds from the issue of share capital	24	96	
Purchase of own shares for treasury	(11,939)	(4,058)	(1
Payment of finance lease liabilities	(5)	(5)	
Net cash outflow from financing activities	(11,920)	(3,967)	(1
Net (decrease)/ increase in cash and cash equivalents	(2,683)	1,352	6
Cash and cash equivalents at beginning of the quarter	82,951	76,088	76
Effect of exchange rate fluctuations on cash held	(316)	-	
Cash and cash equivalents at end of the quarter	79,952	77,440	8

Notes to the un-audited financial information
for the three months ended 30 September 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolida financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adop for use in the EU ('IFRS').

This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 Jun 2006 or are expected to be endorsed and effective (or available for early adoption) at 30 June 2006, the Group's first annual reporting date at which is required to use adopted IFRS. Based on these adopted and un-adopted IFRS, directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in annual financial statements for year ending 30 June 2006 are still subject t change and to additional interpretations and therefore cannot be determined

	24,123	22,462	9[illegible]

3. Restructuring and onerous lease charges

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year e 30 $
Rent on vacant offices	692	1,648	
Restructuring	2,639	-	
	3,331	1,648	[illegible]

During the quarter the Group commenced a restructuring programme involving t
closure of certain sales offices, changes in management structure, and re-o
of the sales, marketing and technical support functions. Vacant possession c
relevant office leases has been retained until such time as they expire or a
assigned. Amounts equivalent to the rent arising from the unexpired portion
these leases have been charged to the income statement in the period. Other
restructuring charges relate to severance, recruitment of personnel, and re

4. Income tax expense

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year e 30 June $
US Federal and state tax	(19)	-	
Non US Corporation tax	67	(43)	1,
Adjustments in respect of previous years	-	-	
Total current tax credit/(charge)	48	(43)	
Deferred tax:			
Tax loss recognition/(de-recognition)	5	17	(3,
Origination and reversal of temporary differences	6	(11)	
Income tax credit/(expense)	59	(37)	(1,

5. Loss/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year e 30 June $
(Loss)/profit after taxation (for basic and diluted earnings per share)	(178)	251	5
Basic weighted average ordinary shares in issue	29,599,572	30,855,750	30,32
Dilutive effect of share options	432,943	315,422	44
Diluted weighted average ordinary shares in issue	30,032,515	31,171,172	30,77
Basic earnings per ordinary share (cents)	(0.6)	0.8	
Diluted earnings per ordinary share (cents)	(0.6)	0.8	

Own shares held by the Company of 2,750,586 (30 September 2004: 561,000) (30 June 2005: 1,195,500) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Acquired Intellectual Property $'000	Internal Development Costs $'000
Cost:			
At 1 July 2005	-	18,386	391
Additions	-	-	-
At 30 September 2005	-	18,386	391
Amortisation:			
At 1 July 2005	-	8,618	109
Provided during the period	-	567	20
At 30 September 2005	-	9,185	129
Net book value at 30 September 2005	-	9,201	262
Net book value at 30 September 2004	711	10,270	340
Net book value at 30 June 2005	-	9,768	282

The acquired intellectual property at 30 September 2005 relates to the writt down value of Linux based appliance technology acquired from SecureM, Inc ir April 2004, and the written down value of Spyware technology acquired from I Limited in February 2005.

Acquired intellectual property and internal development costs currently have estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, whic resulted in a change from the previous estimate of two years.

7. Trade and other receivables	3 months ended 30 September 2005	3 months ended 30 September 2004	Year e 30 June
	$'000	$'000	$'0(
Current:			
Trade receivables	11,904	13,095	22,:
Other receivables and prepayments	3,871	4,012	3,!
	15,775	17,107	25,{

8.Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	Capital redemption reserve $'000	Translation reserve $'000	Retained earnings $'000
As at 1 July 2005	5,032	3,987	882	3,237	19,356
Total recognised income and expense	-	-	-	20	(178)
Purchase of own shares for treasury	-	-	-	-	(12,884)
Share options exercised by employees	1	23	-	-	-
Equity settled transactions	-	-	-	-	45
As at 30 September 2005	5,033	4,010	882	3,257	6,339
As at 30 September 2004	5,029	3,863	882	3,213	19,819
As at 30 June 2005	5,032	3,987	882	3,237	19,356

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	3 months ended 30 September 2005	3 months ended 30 September 2004	Yea
	$'000	$'000	
Current:			
In less than one year	54,886	48,168	
In more than one year	24,931	24,315	
	79,817	72,483	

10. Trade and other payables

	3 months ended 30 September 2005	3 months ended 30 September 2004	Year ende 30 June 2
Current:	$'000	$'000	$'(
Trade payables	1,966	2,674	2,:
Sales taxes & social security costs	1,623	1,653	2,:
Non trade payables and accrued expenses	11,430	9,708	8,'
	15,019	14,035	13,:

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited

Pro-forma operating profit for the period is as follows:

	3 months ended 30 September 2005	3 months ended 30 September 2004	Year e 30 June Un-auc
	$'000	$'000	$
Pro-forma operating profit	3,414	3,475	16

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges;

Pro-forma profit operating for the three months ended 30 September 2005 is calculated as follows:

3 months ended 30 September 2005	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of intangible assets	(3) Asset recognition and amortisation of internal development costs	(4 Depreciatio of plant anc equipment
	$'000	$'000	$'000	$'000	$'00
Selling and distribution	(12,405)	(99)	-	-	29
Research and development	(5,110)	(23)	567	20	16
General and administrative	(7,049)	160	-	-	7
Other operating (expenses)/income	(122)	-	-	-	-
	-------	------	--------	--------	-------
Total operating costs	(24,686)	38	567	20	53
Gross profit					
Pro-forma operating profit					

Pro-forma operating profit- for three months ended 30 September 2004*
Pro-forma operating profit -Year ended 30 June 2005 (un-audited)*

*A full reconciliation of operating profit to pro-forma operating profit fo
three months ended 30 September 2004, and full year ended 30 June 2005, is
in appendix 10 to the IFRS transition statement, available in the investors
at

www.surfcontrol.com

.

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases a
other restructuring charges,
and Group free cash is as
follows:

	3 months ended 30 September 2005 $'000	3 months ended 30 September 2004 $'000	Year e Un-auc $
IFRS -Cash generated from operations	5,997	6,045	2:
Onerous lease charges and restructuring	981	77	
Operating cash (restated)	6,978	6,122	2:
Onerous lease charges and restructuring	(981)	(77)	
Bank and other interest received	998	662	[illegible]
Bank and other interest paid	(9)	(2)	
Income taxes received/(paid)	803	(426)	(
Acquisition of plant and equipment	(160)	(926)	(
Development expenditure	-	(49)	
Free cash	7,629	5,304	2:

This information is provided by RNS
The company news service from the London Stock Exchange

Financial Announcements

REG-Surfcontrol PLC IFRS Update

RNS Number:0294T
Surfcontrol PLC
24 October 2005

SurfControl Plc
24 October 2005

Audited re-statement of FY 2004 and FY 2005 accounts under IFRS

SurfControl Plc ("the Company") announces the release of the audited re-statement of its consolidated accounts for financial years 2004 & 2005 fı UK Generally Accepted Accounting Practice ("UK GAAP") to International Accounting Standards and International Financial Reporting Standards ("IFRS' Full details of the Company's IFRS audited re-statement report may be found the investor section of the Company's web site at www.surfcontrol.com.

The IFRS adjustments are in line with those that were outlined in the Compar 2004 annual report.
The Company will prepare its first quarterly accounts using IFRS for the thı months ended 30 September 2005. The first quarter results will be published November 2005. The adoption of IFRS does not change the financial guidance ç to investors on 6 September 2005.

The Board approved the IFRS transition report on 20 October 2005. The reconciliations of the full year financial information have been audited.

SurfControl UK +44 (0) 1260 296 200
Andrew Walker Andrew.walker@surfcontrol.com

SurfControl US +1 831 440 2722
Simon Wilson, CFO Simon.Wilson@SurfControl.com
Tina Hunt, US Investor Relations Tina.hunt@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

END
MSCBLBDGSSDGGUB

Financial Announcements

REG-Surfcontrol PLC Results of AGM

RNS Number:9593S
Surfcontrol PLC
20 October 2005

SurfControl plc

Result of AGM

London, England (October 20, 2005) - SurfControl plc (London:SRF), a world leading Internet security company providing Enterprise Threat Protection, is pleased to announce that all resolutions proposed at the Annual General Meet held today in Congleton, Cheshire, were duly passed.

The voting in relation to the resolutions proposed at the AGM was as follows

Resolution	For	Aga
Ordinary Business		
1. To adopt the Report and Financial Statements for year ended 30 June 2005.	15,281,277	6,4
2. To approve the Report to Shareholders on Directors' Remuneration and related matters for year ended 30 June 2005.	11,417,780	3,382,(
3. To re-elect Greg Lock as a Director.	13,345,786	1,941,9
4. To re-elect George Hayter as a Director.	13,149,836	2,101,1
5. To re-elect Steve Purdham as a Director.	13,252,370	1,997,3
6. To re-elect Pat Sueltz as a Director.	13,253,271	1,996,4
7. To re-appoint KPMG Audit Plc as Auditor.	13,301,028	1,986,6
Special Business		
8. Ordinary resolution to authorise the Directors to allot relevant securities.	13,403,070	1,882,6
9. Special resolution to authorise the Directors to allot equity securities for cash without first offering them to existing members.	15,275,665	12,(
10. Special resolution to give the Company authority to make market purchases of its ordinary shares.	15,286,501	1,1

A copy of the full text of resolutions passed as Special Business has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority document viewing facility situated at following address: The UK Listing Authority, 25 The North Colonade, Canary Wharf, London. E14 5HS.

For further information:

SurfControl UK Andrew Walker	+44 (0) 1260 296 200 Andrew.walker@surfcontrol.com
SurfControl US Tina Hunt, US Investor Relations	+1 831 440 2722 Tina.hunt@surfcontrol.com
ICIS Financial PR Tom Moriarty, UK Investor Relations Caroline Evans-Jones	+44 (0) 207 651 8688 tom@icisnet.com caroline@icisnet.com

END
RAGEASEEASESFFE

Financial Announcements

REG-Surfcontrol PLC AGM Statement

RNS Number:9122S
Surfcontrol PLC
20 October 2005

SurfControl plc ("SurfControl" or "the Company")
AGM announcement
Board changes and new executive appointments

London, England (20th October, 2005) - At the Company's Annual General Meet today at 11.30am the Company will announce the following:

Board changes
The Company announces today that Steve Purdham, currently Chief Strategy Off and former Chief Executive Officer has decided to step down from an executiv role in the Company effective 31st December 2005. Steve will remain on the Board of SurfControl as a non-executive Director providing technology and security advice to the Board and the Company's senior management team.

Steve co-founded SurfControl in 1998 and was the chief architect of its succ for over six years to a point where the Company is now a world leading secu software company.

Steve Purdham commented, "With Pat at the helm I know that SurfControl is in good hands and trust that she will be able to take the Company forward on t next part of its journey, taking full advantage of the opportunities that currently exist in our fast growing market." Steve added, "For my part, it been an honour and a challenge to take SurfControl from start up to world leader. I have learned a lot and look forward to assisting other companies with their own challenges and successes. I would like to thank all those w whom I have worked at SurfControl and beyond for their personal support, enthusiasm and dedication to the cause. We have great products, channels a people and a significant market opportunity. I wish the current team the greatest success and look forward to SurfControl's continued success on the world security stage."

The Company also announces that Patrick Jolly, Executive Vice President Corporate Development will be leaving SurfControl today. Patrick was appoi to the Board in July 2001 and was formerly responsible for operations outsi of the Americas. Patrick also played a significant role in the integratio acquired companies into SurfControl, thereby helping accelerate the Company development.

Patrick Jolly commented, "I have thoroughly enjoyed my time with SurfContro helping it grow from inception to a leader in the Enterprise Threat Protect market. I believe that now is a good time for me to move on to further dev my own career. I have no doubt that, under Pat Sueltz's leadership, SurfCont will become even more successful in the future."

Executive appointments
The Company also announces today the appointment of key personnel to the SurfControl executive team.

Glenn Cross, EVP Global Sales
Glenn Cross has been appointed as the Company's Executive Vice President of Global Sales. Glenn brings more than 25 years of experience in sales, servic business development and marketing to SurfControl's executive management tea In his position, Glenn will manage SurfControl's global sales force and be responsible for driving billings growth.

Glenn has led the sales and service organizations for a broad range of technology companies. Before coming to SurfControl, Glenn served as senior v president of sales and professional services at Nuance Communications. Prior Nuance Inc., he was senior vice president of sales and service at ActivCard, Inc., where he focused on turning around the enterprise software security an authentication company. In his position as senior vice president of sales, service and business development at Palm Inc., Glenn rebuilt the entire sale organization of the $1.2bn provider of handheld computers and software. Glen has also held a number of sales management positions at Sun Microsystems.

Max Rayner, Chief Information Officer and EVP Service Delivery
The Company announces the recent appointment of Max Rayner to the combined position of Chief Information Officer and Executive Vice President of Servic Delivery. Max reports to SurfControl's CEO Patricia Sueltz, and is responsi for SurfControl's worldwide Adaptive Threat Intelligence(TM) Service - the integrated threat analysis and research service that serves as the backbone the company's Enterprise Protection Suite. Max will also oversee SurfContrc Information Technology (IT), customer Technical Support and Internet Service teams.

Max joins SurfControl from Salesforce.com, where he was responsible for the architecture and service delivery of the company's on-demand service to more than 16,900 organizations and 308,000 subscribers. Prior to Salesforce.com, directed Sun Microsystems' global datacenters and infrastructure, internet engineering and e-commerce application delivery.

Pat Sueltz, CEO, commented, "Steve is a visionary in this industry and it is entrepreneurial vision and determination that has taken SurfControl from bei an idea to being a world leading IT security Company. SurfControl has significant revenues, no debt, is highly cash generative and profitable anc a reputation for excellent technology and products, all of which has been b and delivered under Steve's leadership. I look forward to Steve's continue valuable contribution to the Company's future as non-executive Director. Patrick has also made a significant contribution to the Company's success, particular, establishing a sales operation outside of the Americas that has delivered significant growth.

I would like to take this opportunity to thank Steve and Patrick for their contributions to the Company and wish them well in their future endeavours.

Turning to our new appointments, I am delighted to welcome on board two seni executives of such high calibre. In Max and Glenn, I believe we have gainec

experience, ability and focus on execution to reinvigorate our company. Toge they bring the skills necessary to drive the company forward. I look forwa SurfControl being the beneficiary of the kind of success they achieved elsev and I welcome them to the team."

For Further Information:

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, Investor Relations tom@icisnet.com

SurfControl US +1 831 440-2722
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

About SurfControl: SurfControl plc is a leading provider of enterprise threa protection that shields organizations from known and emerging Internet dange through Layered Threat ProtectionSM. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutic that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforci regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
AGMGUGWPUUPAGRB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8518S
Surfcontrol PLC
18 October 2005

Letter to Surfcontrol plc
Dated 17 October 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 14 October 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 2,703,948 shares

Of these 2,703,948 shares:

- The interest in 2,577,295 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc. acting as custoc for its customers. These shares are, or will be, registered in the name c Goldman Sachs Securities (Nominees), Limited;
- The interest in 126,653 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from Joanna Bates
for and on behalf of
The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBRBDGUXBGGUI

NORPKOKQABDDCKD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1272S
Surfcontrol PLC
03 October 2005

Letter to Surfcontrol Plc
Dated 28 September 2005

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that the companies the names and addresses of which are se out in the Schedule to this letter have the interests in relevant share capi of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this let

If you have any queries regarding the contents of this letter, please contac Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Letter from Merrill Lynch & Co Inc.

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Stree London EC4R 9AS
ML Invest Holdings Limited	33 King William Stree London EC4R 9AS
ML Invest, Inc	World Financial Cente North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Cente North Tower 250 Vesey Street

New York
NY 10281-1332

Merrill Lynch & Co., Inc.

World Financial Cente
North Tower
250 Vesey Street
New York
NY 10281-1332

Attachment

Company: SURFCONTROL PLC as of: September 21, 2005

Class of shares Ordinary

Each company named below is interested in the aggregate number of the share identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette certain further details are also set out below.

		Requisite details in respect of shares additiona those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	interest w: section 2((5) Compan: Act 1985:
Merrill Lynch & Co., Inc	2,691,364	1,148,600	0
Merrill Lynch Group, Inc	2,691,364	1,148,600	0

Company Name: Surfcontrol Plc Date: 22nd September,

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited 1,542,764 (5.

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Benef: Intere (Yes/N

Nutraco Nominees Limited (Designated & Undesignated)	808,624	N(
Other Name(s)	734,140	N(
TOTAL	1,542,764	

END

HOLBLBDGDGGGGUX

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0560S
Surfcontrol PLC
30 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 30th September 2005, it made market purcha
for treasury purposes of 11,464 of its 10p ordinary shares, at an average pı
of 433.7p per share. The lowest price paid was 430.3p , the highest price pa
was 434.0p.

The total number of ordinary shares held in treasury following these purchas
is 2,750,586 The total number of ordinary shares in issue, net of shares hel
treasury is 28,367,986.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSWUUBCBUPAGQU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9867R
Surfcontrol PLC
29 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 29th September 2005, it made market purcha
for treasury purposes of 40,742 of its 10p ordinary shares, at an average p
of 438.3p per share. The lowest price paid was 432.8p , the highest price pa
was 445.0p.

The total number of ordinary shares held in treasury following these purcha
is 2,739,122 The total number of ordinary shares in issue, net of shares he
treasury is 28,379,450

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUAWBUPAGMB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9083R
Surfcontrol PLC
28 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 28th September 2005, it made market purcha
for treasury purposes of 65,511 of its 10p ordinary shares, at an average p
of 449.99p per share. The lowest price paid was 449.0p , the highest price
was 450.0p.

The total number of ordinary shares held in treasury following these purcha
is 2,698,380 The total number of ordinary shares in issue, net of shares he
treasury is 28,420,192.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUGUBUPAGMR

Financial Announcements

RECEIVED
2005 JUN 28 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8290R
Surfcontrol PLC
27 September 2005

SurfControl plc("the "Company")

The Company has received notification from FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries confirming details of notifications of interests under the UK Companies Act 1985.

LETTER TO: SURFCONTROL PLC
DATED: 23 SEPTEMBER 2005

Enclosed are closing amended notifications of disclosable interests under tl U.K. Companies Act 1985. Please note that while this information details th‹ disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol‹ for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere‹

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein were acquired solely for investment purposes. I disclosure purposes, holdings should be represented as FMR Corp. and its di] and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Contact:
Shaun Jackson
email: fil-regulatoryreporting@uk.fid-intl.com
Fax: 01737 837 450

FROM: FIDELITY INTERNATIONAL LTD

Closing Amendment

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest: ORDINARY SHARES

(A) FMR Corp.

82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and tı accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

(B) Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiar: including Fidelity Investment Services Ltd. (FISL), Fidelity Gest (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L) Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (F: and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized uı trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr Edwa C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, name: where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise (such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: SURFCONTROL PLC Closing Amenc

CURRENT OWNERSHIP PERCENTAGE: 2.99%

TOTAL SHARES HELD 893,129

SHARES IN ISSUE: 29,919,072

CHANGE IN HOLDINGS SINCE
LAST FILING: (14,100) ORDINARY SHARES

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
26,566	FPM	STATE STR BK AND TR CO LNDN (S TC
157,000	FPM	NORTHERN TRUST LONDON TOTAL
71,400	FPM	MELLON BANK TOTAL
14,700	FPM	CLYDESDALE BANK PLC TOTAL
72,123	FPM	BANK OF NEW YORK BRUSSELS TOTAL
6,100	FMRCO	BROWN BROTHERS HARRIMAN AND CO TC
173,040	FISL	JP MORGAN, BOURNEMOUTH TOTAL
54,000	FIL	STATE STR BK AND TR CO LNDN(S TO'
278,200	FIL	BROWN BROS HARRIMN LTD LUX TOTAL
40,000	FIL	BANK OF NEW YORK BRUSSELS TOTAL

END

HOLBUGDCXBDGGUR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7755R
Surfcontrol PLC
26 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 26th September 2005, it made market purcha
for treasury purposes of 40,640 of its 10p ordinary shares, at an average pr
of 452.3p per share. The lowest price paid was 451.0p, the highest price pa
was 453.0p.

The total number of ordinary shares held in treasury following these purcha
is 2,632,869 The total number of ordinary shares in issue, net of shares he
treasury is 28,485,703.

This follows the passing of a Special Resolution on 21st October 2004 at th
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUGUBUPAGMQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7438R
Surfcontrol PLC
26 September 2005

Letter to SurfControl Plc
Dated 19 September 2005

UK COMPANIES ACT 1985-SECTIONS 198-203-SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 15 September 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 2,415,302 shares.

Of these 2,415,302 shares:

- The interest in 2,107,110 shares arose from the interest held by Goldmar Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custo for its customers. These shares are, or will be, registered in the name Goldman Sachs Securities (Nominees), Limited;
- The interest in 308,192 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS In These shares are, or will be, registered at CREST in account CREPTEMP.

For and on behalf of
Goldman Sachs Group Inc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDCGSDGGUL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7098R
Surfcontrol PLC
23 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 23rd September 2005, it made market purcha
for treasury purposes of 100,000 of its 10p ordinary shares, at an average p
of 464.98p per share. The lowest price paid was 463.0p, the highest price pa
was 465.0p.

The total number of ordinary shares held in treasury following these purchas
is 2,592,229 The total number of ordinary shares in issue, net of shares hel
treasury is 28,526,343.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUAWBUPAGQW

Financial Announcements

RECEIVED
2006 JUN 28 A 11: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:6523R
Surfcontrol PLC
22 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 22nd September 2005, it made market purcha for treasury purposes of 16,847 of its 10p ordinary shares, at an average pr of 463.8p per share. The lowest price paid was 460.0p, the highest price pai was 467.8p.

The total number of ordinary shares held in treasury following these purchas is 2,492,229 The total number of ordinary shares in issue, net of shares hel treasury is 28,626 343.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUURUBUPAGMP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5930R
Surfcontrol PLC
21 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 21st September 2005, it made market purcha
for treasury purposes of 35,000 of its 10p ordinary shares, at an average pı
of 469.5p per share. The lowest price paid was 467.8p, the highest price pa
was 470.0p.

The total number of ordinary shares held in treasury following these purchas
is 2,475,382. The total number of ordinary shares in issue, net of shares he
in treasury is 28,643,190.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUBGBUPAGMG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5724R
Surfcontrol PLC
21 September 2005

LETTER TO: SURFCONTROL PLC
DATED: 20 SEPTEMBER 2005

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol‹ for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere‹

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. F‹ disclosure purposes, holdings should be represented as FMR Corp. and its di‹ and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

FROM: FIDELITY INTERNATIONAL LTD

Amendment 29

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest: ORDINARY SHARES

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and t‹ accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

(B) Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiar:
including Fidelity Investment Services Ltd. (FISL), Fidelity Gest
(FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L)
Fidelity Investments Management (Hong Kong) Limited (FIMHK),
Fidelity Pension Management (FPM), Fidelity Investments Japan (F:
and Fidelity Investments International (FII), investment managers
for various non-US investment companies and institutional clients

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr Edwa C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, name: where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise (such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: SURFCONTROL PLC Amendment 29

CURRENT OWNERSHIP PERCENTAGE: 3.05%

TOTAL SHARES HELD 907,229

SHARES IN ISSUE: 29,723,072

CHANGE IN HOLDINGS SINCE
LAST FILING: (322,070) ORDINARY SHARES

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
119,000	FPM	NORTHERN TRUST LONDON
68,823	FPM	BANK OF NEW YORK BRUSSELS
60,800	FPM	MELLON BANK
26,566	FPM	STATE STR BK AND TR CO LNDI
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN ANI
187,107	FISL	JP MORGAN, BOURNEMOUTH
355,133	FIL	BROWN BROS HARRIMN LTD LUX
39,800	FIL	STATE STR BK AND TR CO LNDI
29,200	FIL	BANK OF NEW YORK BRUSSELS

END

HOLBSGDCDBDGGUB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5578R
Surfcontrol PLC
21 September 2005

LETTER TO: SURFCONTROL PLC
DATED: 20 SEPTEMBER 2005

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. Fc disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

FROM: FIDELITY INTERNATIONAL LTD

Amendment 28

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest: ORDINARY SHARES

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and t accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

   (B) Fidelity International Limited (FIL)
   P.O. BOX HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiar: including Fidelity Investment Services Ltd. (FISL), Fidelity Gest (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L) Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (F: and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder and Chairman of FMR Corp. and Fidelity Internatic Limited.

4. The notifiable interests include interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr Edwa C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, name: where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise c such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: SURFCONTROL PLC Amendment 28

CURRENT OWNERSHIP PERCENTAGE: 4.14%

TOTAL SHARES HELD 1,229,299

SHARES IN ISSUE: 29,723,072

CHANGE IN HOLDINGS SINCE
LAST FILING: (430,000) ORDINARY SHARES

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
119,000	FPM	NORTHERN TRUST LONDON
66,823	FPM	BANK OF NEW YORK BRUSSELS
60,800	FPM	MELLON BANK
28,566	FPM	STATE STR BK AND TR CO LNDI
22,323	FPM	JP MORGAN, BOURNEMOUTH
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN ANI
224,007	FISL	JP MORGAN, BOURNEMOUTH
579,441	FIL	BROWN BROS HARRIMN LTD LUX
39,800	FIL	STATE STR BK AND TR CO LNDI
29,200	FIL	BANK OF NEW YORK BRUSSELS
14,700	FIL	JP MORGAN, BOURNEMOUTH
23,839	FII	BANK OF NEW YORK EUROPE LDI

END

HOLBBGDCIXDGGUB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4650R
Surfcontrol PLC
19 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 19th September 2005, it made market purcha
for treasury purposes of 484,882 of its 10p ordinary shares, at an average p
of 458.3p per share. The lowest price paid was 458p, the highest price paid
459.5p.

The total number of ordinary shares held in treasury following these purchas
is 2,440,382. The total number of ordinary shares in issue, net of shares he
in treasury is 28,678,190.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUQGBUPAGMB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4013R
Surfcontrol PLC
16 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today,16th September 2005, it made market purchas
for treasury purposes of 330,000 of its 10p ordinary shares, at a price of 4
per share.

The total number of ordinary shares held in treasury following these purchas
is 1,955,500 The total number of ordinary shares in issue, net of shares he
treasury is 29,163,072.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUGCBUPAGQQ

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3471R
Surfcontrol PLC
15 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 15th September 2005, it made market purcha for treasury purposes of 75,000 of its 10p ordinary shares, at a price of 4(per share.

The total number of ordinary shares held in treasury following these purchas is 1,625,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,493,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUPGBUPAGMA

Financial Announcements

RECEIVED
2006 JUN 28 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3132R
Surfcontrol PLC
15 September 2005

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and tı accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiar: including Fidelity Investment Services Ltd (FISL), Fidelity Gest: (FIGEST), Fidelity Investments Advisory (Korea)Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK). Fidelity Pension Management (FPM), Fidelity Investments Japan (F: and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorize unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be tal to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiar: or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: SURFCONTROL PLC Amendment No 26

CURRENT OWNERSHIP PERCENTAGE: 6.64%

TOTAL SHARES HELD 1,987,573

SHARES IN ISSUE: 29,919,072

CHANGE IN HOLDINGS SINCE LAST FILING: (153,434) ORDINARY SHARES

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
119,000	FPM	NORTHERN TRUST LONDON
68,823	FPM	BANK OF NEW YORK BRUSSELS
63,123	FPM	JP MORGAN, BOURNEMOUTH
60,800	FPM	MELLON BANK
26,566	FPM	STATE STR BK AND TR CO LNDI
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN ANI
317,407	FISL	JP MORGAN, BOURNEMOUTH
1,130,685	FIL	BROWN BROS HARRIMN LTD LUX
41,300	FIL	JP MORGAN, BOURNEMOUTH
39,800	FIL	STATE STR BK AND TR CO LNDI
29,200	FIL	BANK OF NEW YORK BRUSSELS
2,730	FIL	NORTHERN TRUST LONDON
67,339	FII	BANK OF NEW YORK EUROPE LDI

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDCCSBGGUU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RECEIVED
2006 JUN 28 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:3126R
Surfcontrol PLC
15 September 2005

LETTER TO: SURFCONTROL PLC
DATED: SEPTEMBER 13, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (t
Act), that:

(a) as at September 12, 2005 JANA Partners LLC was interested for the purpc of the Act in 1,612,187 ordinary shares of £0.1 nominal value each comprised in the relevant share capital, as defined in section 198(2) c the Act, of SurfControl plc (the Relevant Shares);

(b) JANA Master Fund Ltd. and JANA Piranha Master Fund Ltd. are the registe holders of all of the Relevant Shares. JANA Partners LLC is the invest manager of JANA Master Fund Ltd. and JANA Piranha Master Fund Ltd. and beneficially owns all of the Relevant Shares;

(c) All of the Relevant Shares are shares in which JANA Partners LLC is interested by virtue of section 208(5) of the Act.

FROM: JANA PARTNERS LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDCUSBGGUU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2870R
Surfcontrol PLC
14 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 14th September 2005, it made market purcha for treasury purposes of 25,000 of its 10p ordinary shares, at a price of 46 per share.

The total number of ordinary shares held in treasury following these purchas is 1,550,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,568,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUBPBUPAGMC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2236R
Surfcontrol PLC
13 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 13th September 2005, it made market purcha for treasury purposes of 60,000 of its 10p ordinary shares, at an average p of 458.8p per share. The lowest price paid was 458p, the highest price paid 460p.

The total number of ordinary shares held in treasury following these purcha is 1,525,500. The total number of ordinary shares in issue, net of shares h in treasury is 29,593,072

This follows the passing of a Special Resolution on 21st October 2004 at th Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUQWBUPAGQW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1652R
Surfcontrol PLC
12 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 12th September 2005, it made market purcha for treasury purposes of 70,000 of its 10p ordinary shares, at a price of 46 per share.

The total number of ordinary shares held in treasury following these purchas is 1,465,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,653,072

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUCCBUPAGQP

Financial Announcements

RECEIVED
2006 JUN 28 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:1251R
Surfcontrol PLC
12 September 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Director's Interest in Shares of the Company

The Company has been advised that on 9 September Pat Sueltz, an Executive Director bought 15,600 ordinary shares in the Company at a price of 441.7p. Following this purchase, Pat has a beneficial share interest of 15,600 share representing 0.0501% of the Company's issued share capital.

The Company also has been advised that on 9 September Simon Wilson, an Execu Director, bought 920 ordinary shares in the Company at a mean average price 457.4p. Following this purchase, Simon has a share interest of 4,240 (incluc a non-beneficial interest of 1,455 shares) representing 0.0136% of the Compa issued share capital.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUUVKRVKRKARR

Financial Announcements

RECEIVED
2005 JUN 28 A 11: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:1061R
Surfcontrol PLC
09 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 9th September 2005, it made market purchas for treasury purposes of 100,000 of its 10p ordinary shares, at a price of 4 per share.

The total number of ordinary shares held in treasury following these purchas is 1,395,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,723,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUGCBUPAGQB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0409R
Surfcontrol PLC
08 September 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 8th September 2005, it made market purchas
for treasury purposes of 100,000 of its 10p ordinary shares, at a price of
443.5p per share.

The total number of ordinary shares held in treasury following these purchas
is 1,295,500. The total number of ordinary shares in issue, net of shares he
in treasury is 29,819,072.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUURWEUPAGQR

Financial Announcements

RECEIVED
2006 JUN 28 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0296R
Surfcontrol PLC
08 September 2005

Letter to: SurfControl plc
Dated: 07 September 2005

UK COMPANIES ACT 1985 SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 06 September 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 2,094,435 shares.

Of these 2,094,435 shares:

- The interest in 1,878,269 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc. acting as custodian. These shares are, or will be, registered in t name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 216,166 shares arose from a beneficial interest he by Goldman Sachs International, a wholly-owned indirect subsidiary GS Inc. These shares are, or will be, registered at CREST in acco CREPTEMP.

From: Goldman Sachs International

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBSGDCSDGGGUI

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:0225R
Surfcontrol PLC
08 September 2005

SURFCONTROL PLC ("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised on 8 September that Steve Purdham, an Executive Director, bought 2,000 ordinary shares in the Company at a price of 444p on same day. Following this purchase, Steve has a total beneficial share intere of 97,000, being 0.312% of the Company's issued share capital.

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUWSURVWRKRAR

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:9781Q
Surfcontrol PLC
07 September 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Directors' Interests in Shares of the Company

SurfControl announces that the following equity based incentive was granted
September 2005:

An award of 40,619 shares pursuant to the Company's Long Term Incentive Plai
Simon Wilson, CFO/EVP Global operations in his capacity as a director. The s
award was calculated at a price per share of 435.5p being the closing mid ma
share price prior to the date of grant. In accordance with institutional
guidelines, and as stated in the appendix 1 to the notice of the 2004 AGM, c
20th September 2004 ("the Circular") the award will be subject to total
shareholder return performance against a comparator group of companies over
three year period from the date of grant. In addition, before release of the
award, the Remuneration Committee will ensure that there has been an improve
in the underlying financial performance of the Company, as more fully detai
in the Circular.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUBSNRVRRKRAR

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:9776Q
Surfcontrol PLC
07 September 2005

SURFCONTROL PLC ("SurfControl" or "the Company")
Director's Interest in Shares of the Company

The Company has been advised on 7 September that Greg Lock, the Non-executi Chairman of SurfControl, bought 12,500 ordinary shares in the Company at a p of 444p on the same day. Following this purchase, Greg has a total benefici share interest of 30,000, being 0.01% of the Company's issued share capital.

The Company has also been advised on 7 September that Patrick Jolly, an Executive Director, bought 5,568 ordinary shares in the Company at a price o 446p on the same day. Following this purchase, Patrick has a total benefici share interest of 12,557, being 0.0404% of the Company's issued share capit

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

EN
RDSUBONRVORKRAR

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:9633Q
Surfcontrol PLC
07 September 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Director's Interest in Shares

The Company has been advised on 7 September that Jane Tozer MBE, a Non-execu Director, bought 2,227 ordinary shares in the Company at a price of 445p on same day. Following this purchase, Jane has a total beneficial share interes 4,163, being 0.01337% of the Company's issued share capital.

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUBASRVARKRAR

SurfControl plc announces results for the fourth quarter and full year ended 30 June 2005 and confirms achievement of full year guidance with 12% increase in revenue and 6% increase in pre-exceptional EBITDA

View Financials

London, England (September 6, 2005) – SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, today reported financial results for the fourth quarter and full year ended 30 June 2005.

Full Year Highlights

- Appointment of Patricia Sueltz as CEO
- FY 06 operational restructuring announced
- Turnover increased by 12% to $97.8m (2004:$87.3m)
- Pre-exceptional EBITDA increased by 6% to $16.7m (2004: $15.7m)
- Invoicing increased by 2% to $108.2m (2004:$106.6m)
- Deferred revenues increased by 13% to $84.9m (2004: $75.0m)
- Operating cash flow of $23.1m and closing cash of $89.0m
- Fast integration of Apreo acquisition and launch of Enterprise Protection Suite
- New channel-focused pricing model for FY 06: greater emphasis on subscriptions

Headline Financial Results (US$m)

12 months and Q4 FY2005	Year to 30/6/05 $m	Year to 30/6/04 $m	% change	3m 30/6/05 $m	3m 30/6/04 $m	% change
Revenue	**97.8**	87.3	12%	**26.1**	24.5	7%
Gross margin %	**98%**	98%		**98%**	98%	
Pre-exceptional EBITDA	**16.7**	15.7	6%	**4.2**	4.1	4%
Profit before tax	**7.6**	14.4	(47%)	**2.4**	2.6	(8%)
Pro-forma EPS (US cents)	**51.9**	41.8	24%	**13.2**	13.5	(2%)
Basic EPS (US cents)	**21.3**	37.3	(43%)	**6.6**	8.5	(22%)
Indirect invoicing %	**65%**	58%		**67%**	57%	
Non-Americas revenue %	**39%**	34%		**40%**	37%	
Invoicing	**108.2**	106.6	2%	**33.0**	34.3	(4%)
Deferred revenue	**84.9**	75.0	13%			
Cash balance	**89.0**	87.5				
Pre-exceptional operating cash flow	**23.8**	32.6		**6.6**	9.6	

Reconciliations from the nearest UK GAAP measure to all pro-forma measures contained in this RNS statement are provided in the financial statements following this RNS, as well as on SurfControl's web site at www.surfcontrol.com/investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "SurfControl has solid fundamentals - but with more focus on growth needed. The team has the technological vision for all aspects of information security now and in the future. We've greeted this new fiscal year, driven by our passion for our customers, and an operational mantra of "relentless execution" across the entire company. Strong products, customer focus, relentless execution of our current plans and a keen technological vision for the future are the makings of a solid year to come. I'm delighted to be leading the SurfControl team."

Also commenting on the results, Steve Purdham, CSO and CTO said, "This year has seen the attainment of

a long standing goal of becoming a circa $100m revenue company occupying a leadership position within our target market. It is the culmination of years of work and an excellent platform from which to launch into the next stage of the Company's development. Whilst we have not delivered the levels of invoicing growth we might have wished for this year, we are extremely well positioned to take advantage of the opportunities in this market and leverage our current position. With the addition of Pat to our management team we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future with confidence."

For further information:	
SurfControl UK	**+44 (0) 1260 296 200**
Steve Purdham, CSO and CTO	*steve.purdham@surfcontrol.com*
ICIS Financial PR	**+44 (0) 207 651 8688**
Tom Moriarty, UK Investor Relations	*tom@icisnet.com*
Caroline Evans-Jones	*caroline@icisnet.com*
SurfControl US	**+1 831 440 2621**
Pat Sueltz, CEO	*pat.sueltz@surfcontrol.com*
Simon Wilson, CFO	*simon.wilson@surfcontrol.com*

Fourth Quarter and Full Year Financial Highlights

The results for the year reflect a solid performance in terms of revenue, profits, and cash flow but a disappointing result with regards to invoicing growth. The low rate of growth in invoicing has primarily arisen from the slow down in the levels of new business growth in the Americas.

Revenues for the quarter increased 7% to $26.1m (Q4 04: $24.5m). Revenues for the year increased 12% to $97.8m (FY 04: $87.3m). License revenue represented 20% of total revenue in the quarter (Q4 FY 04: 26%). Americas revenue for the quarter was 60% of the total (Q4 FY 04: 63%). Revenue derived from RiskFilter appliance sales amounted to $1.3m during the year and gross margin on these appliance sales was approximately 75%.

Invoicing in the quarter was $33.0m representing a 4% year-on-year decline (Q4 FY 04: 34.3m). Invoicing for the year increased 2% to $108.2m (FY 03: $106.6m). 1,112 new customers were won in the quarter (Q4 FY 04: 1,291) bringing the total won for the year to 4,035 (FY 04: 4,776). Renewal rates continued to improve in the quarter, averaging in the range of 75-80%. The value of three year contracts as a proportion of total invoicing was 51% (Q4 FY 04: 48%). Deferred revenue increased 13% to $84.9m (FY 05: $75m) of which 67% will be recognized in the next 12 months.

EBITDA for the quarter increased 4% year-on-year to $4.2m (Q4 04: $4.1m). EBITDA for the year increased 6% to $16.7m (FY 04: $15.7m).

As a result of an increase in intangible asset amortization net profit after tax for the quarter declined to $2.0m (Q4 FY 04: $2.7m). Full-year net profit after tax declined to $6.5m (FY 04: $11.5m) due to the effect of intangible asset amortization and an exceptional cost of $1.6m for an onerous lease charge in Q1. Pro-forma EPS for the quarter declined 2% to 13.2 cents (Q4 FY 04: 13.5 cents) and for the year increased 24% to 51.9 cents (FY 04: 41.8 cents). The effective tax rate for FY 05 is 15% and is expected to increase to approximately 25% in FY 06.

Pre-exceptional operating cash flow remained strong at $6.6m in the fourth quarter (Q4 04: $9.6m) and for the year was $23.8m (FY 04: $32.6m). Free cash flow was $7.6m in the fourth quarter (Q4 04: $8.0m) and was $21.9m in the year (FY 04: $26.6m). DSO at the end of the quarter was 46 days. Full-time Equivalent (FTE) headcount as at June 30 was 533 compared to 526 in the preceding quarter (Q4 FY 04: 516).

Following the end of the closed period, SurfControl will resume the purchase of its own shares. The Board believes that at current levels of valuation such purchases represent an excellent use of cash. Share purchases will take place within the bounds of the Company's authority given by shareholders.

Business Development and New Customers

We have won over 4,000 new customers during the year with further penetration into larger enterprises. Deals valued in excess of $50,000 increased 34% to 211 during the year (FY 04: 157). New customers won around the world in the fourth quarter included Camelot, Royal Skandia, Arriva, Avis, Barnes & Noble, the British Library, Security Service Federal Credit Union, Nevada Power Company, Florida Light & Power Company, Hilton Group plc, Lovells, Securitas, Roehampton University, and Cable & Wireless. Sales of bundled threat protection products in the quarter were 22% of invoicing (Q4 FY04: 26%). New customer sales represented 26% of invoicing, sales into the customer base 23%, renewals 49% and other sales 2% (Q4 FY 04: 31%, 19%, 48%, and 2% respectively).

The integration of the Apreo technology and engineering team was quick and successful, enabling the launch of the Enterprise Threat Shield (ETS) in April. This facilitated the branding and launch of the Enterprise Protection Suite. ETS contributed $0.7m to Q4 invoicing.

With our subscription model each new customer delivers longevity and future revenue. The integration of our products into the Enterprise Protection Suite, and the new channel-focused pricing launched August 15, 2005, will also provide a strong platform to sell more product to the installed base.

Partnership has been a key part of our business development strategy. Today we partner with the world's major organizations as technology or OEM partners, including BlueCoat, Cisco, IBM, Juniper, Microsoft, Nokia, Finjan, GTA, Openwave and PowerNet.

Appointment of Patricia Sueltz as Chief Executive Officer

In order to capitalize on our global position in the Internet Security arena, we decided some time ago that we required a world class executive with the relevant experience and knowledge to drive the Company forward to its next stage of development. We were therefore delighted to announce on 1 July 2005 the appointment of Patricia Sueltz as our new Chief Executive Officer on 30 June 2005. She has an excellent pedigree and we believe we are fortunate to attract someone of this calibre to SurfControl.

Commenting on her first two months as CEO, Patricia Sueltz said, "SurfControl has a reputation of technological excellence, a broad product offering and global critical mass. We have migrated from being a predominantly direct sales model to indirect. We have made some significant investments.

However, we recognize that some of these investments have been slower to provide the returns that we had initially anticipated. We failed to fully communicate the value proposition and breadth of our capabilities to address the increasingly security-aware market. Our regionalized operating structures have made it difficult to take full advantage of our global talent and resources. We haven't sufficiently enabled our channel partners to be successful in selling our products.

We are now taking the actions necessary to remove these obstacles to SurfControl's success, and have begun to operationally restructure the business. The restructuring will allow us to be more focused on execution so that we continue to achieve profitable growth. Future expansion investments will be carefully monitored to ensure appropriate returns and alignment with SurfControl's strategic objectives. The restructuring will also afford us the opportunity, among other things, to augment our global team with highly-experienced leaders from across the IT security industry. We will further invest in education and marketing to provide our channel, technology partners and employees with the tools and training to be more effective.

With market focus, operational excellence and invigorated partnerships I know that we will be successful."

Operational Restructuring and FY 06 Outlook

In order to facilitate the action plan to improve the Company's growth performance, the Board has approved a plan to restructure the operations of the business. The restructuring has been underway since the beginning of the new fiscal year and will be completed during the first half of FY 06 and will give rise to an estimated restructuring charge of between $3m and $5m which will be incurred during Q1 and Q2. The restructuring will primarily involve the rationalization of satellite sales offices, flattening of the management structure, and globalization of the sales, marketing and technical support functions. With effect from September 6, 2005, Simon Wilson, CFO, will assume the additional responsibility of EVP Global operations. Most importantly there will be a reinvigorated operational and marketing focus on indirect channels to market, and the recruitment of highly skilled people in various parts of the business particularly within sales and marketing.

The restructuring is not a cost reduction exercise - it is a realignment of both operations and spending to focus upon effective execution against the clear market growth opportunity. Effectiveness, efficiency, and focus of spend will be the result. It is therefore expected that the FY 06 total of selling and distribution, research and development, and administrative costs, before the costs associated with the restructuring plan, will be similar to the fourth quarter FY 05 run rate of $21.2m, i.e. operating costs for the full year of approximately $85m before costs of amortization of intangibles, depreciation, and equity compensation charges.

The positive effects of the restructuring plan and re-energized focus on the channel will take time to take hold, and the rate of invoicing growth is not likely to show improvement until later in FY 06. Excluding the positive impacts of the restructuring plan we expect a modest annual rate of invoicing growth similar to last year of approximately 2%.

In May 2005 we announced new pricing for our Enterprise Threat Protection products which was implemented August 15th. This new pricing is simpler to understand, more attractive to our resellers, aligned with the value of our Enterprise Protection Suite, and hence we believe will encourage our customers to take up multiple subscriptions to our products. The pricing places a greater emphasis on the subscription component rather than the license component of our pricing and will generate a higher proportion of deferred revenue in the near term. With that in mind, a 2% annual invoicing growth rate would lead to revenue in the range of $95-$97m in FY 06, and EBITDA in the range of $7-9m before taking into account the restructuring costs outlined above. However, given the strength of our business model and the high levels of revenue visibility associated with increasing deferred revenue, increases in invoicing will quickly lead to a significant improvement in cash flow, followed by revenue and EBITDA.

We will report on our progress against this plan of restructure at the time of our Q1 FY 06 earnings announcement.

FY 05 Operating Review

The Company's financial position is strong. We have no debt, are profitable and strongly cash generative, and in most areas of the business we made significant progress. However, a slow down in new business in the Americas has caused a disappointingly low level of invoicing growth.

Growth is the main challenge and focus of our attention. With the convergence of the market towards Unified Threat Management, our market positioning and messaging, and the strength of our award wining technologies, we firmly believe that we have a solid foundation to attain and recapture growth.

We are very excited to have recruited Patricia C. Sueltz as CEO, who brings a new level of experience and expertise to drive the business in a growing market where SurfControl enjoys a strong market position.

The Internet is critical to organizations worldwide. It is also their biggest security threat. Organizations are assaulted daily by an ever-increasing, complex host of threats targeting their computer networks. Yesterday it was porn, Web abuse, viruses and spam. Today it's phishing and spyware. Tomorrow, it will be something else. Once spawned, these threats are cumulative and often morph into something new. Once these threats were pests or distractions, now they are malicious hazards.

With inadequate protection, organizations are jeopardized by significant productivity and financial losses, hijacking of network resources and increased legal liability. With the proliferation of wireless technologies, the boundaries of the organization disappear. It is now easier than ever for these malicious threats to enter an organization, rendering traditional security technologies ineffective.

Regulatory compliance and information confidentiality are high on CEO agendas. Threats from 'outbound" traffic such as sent e-mails, attachments, and instant messaging are as serious as traditional inbound threats. This has lead to the development of a new approach so that organizations have maximum protection from threats from the minimum number of vendors. This type of approach, and this market, is known as Unified Threat Management.

SurfControl has evolved into one of the leading Internet security companies, protecting enterprises from bi-directional threats with multiple layers of protection.

We have invested in the quality, effectiveness and design of our products so that we can deliver more layers of threat protection to our customers. These layers continuously manage inbound, outbound and internal Internet-based traffic to stop known, emerging and customer-specific threats.

SurfControl has redefined traditional filtering to encompass the ever-increasing and cumulative impact of Internet blended threats. We have merged our award winning products into our new Enterprise Protection Suite which expands an organization's layers of threat protection, eliminating the need to deploy and manage multiple products from multiple vendors.

SurfControl differs from and complements other Internet Security themes by focusing on both the content and protocols that are sent and received over Web, e-mail, IM and P2P mechanisms - delivering higher quality 'Best of Breed' protection in these areas. SurfControl's layered threat protection stops porn, viruses, phishing, spam, spyware and company specific threats from coming into the business. It also keeps confidential, non-compliant and legal liability items from going out of the business.

Another significant area of progress has been the strengthening of our 'Adaptive Threat Intelligence Service'. This is a combination of technology, people and historical databases which constantly monitors the Internet for existing and emerging threats. This service produces daily updates to protect our customers effectively and efficiently, and underpins our subscription model providing increasing financial forward visibility and strong cash generation.

SurfControl's Adaptive Threat Intelligence ServiceTM powers the SurfControl Enterprise Protection Suite to proactively identify and stop threats as they attempt to enter or exit an enterprise.

Centrally administered policies can be defined to ensure that the right level of protection is delivered at a company, group, or individual level, with relevant graphical reporting systems to identify risk areas, trends and overall usage. Protection is delivered at the perimeter, network and endpoint even, if that endpoint is a mobile PC. SurfControl customers avoid significant business downtime that might impact productivity and the bottom line, while also limiting their legal liability and ensuring regulatory compliance and confidentiality.

During the year we acquired SpyWare technology from Apreo. This acquisition is part of our response to the changing nature of threats, and has already enabled the launch of a major new component, Enterprise Threat Shield, being launched into the market, which delivers end point security protecting companies from the impacts

of Spyware, Games, IM and P2P networks.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layered Threat ProtectionSM. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence^{SM} from its Global Threat Experts^{SM} to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impacts productivity and the bottom line while limiting legal liability and enforcing regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UKGAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information.

SurfControl plc

Un-audited Group profit and loss account

for the quarters ended 30 June 2005

	30 June 2005 $'000	31 March 2005 $'000	31 December 2004 $'000	30 September 2004 $'000	**Full year 30 June 2005 $'000**
Turnover	**26,075**	24,637	24,664	22,462	**97,838**
Cost of sales	**(635)**	(403)	(403)	(305)	**(1,746)**
Gross profit	**25,440**	24,234	24,261	22,157	**96,092**
Selling and distribution	**(12,751)**	(11,818)	(11,512)	(11,272)	**(47,353)**
Research and development	**(3,704)**	(3,318)	(3,158)	(2,784)	**(12,964)**
General and administrative	**(4,783)**	(4,718)	(4,922)	(4,626)	**(19,049)**
Amortisation of intangible assets and depreciation	**(2,879)**	(2,641)	(2,328)	(2,271)	**(10,119)**
Equity based compensation	**330**	(218)	11	58	**181**
Exceptional item-onerous lease	**-**	-	-	(1,648)	**(1,648)**
Total administrative expenses	**(11,036)**	**(10,895)**	**(10,397)**	**(11,271)**	**(43,599)**
Operating profit	**1,653**	1,521	2,352	(386)	**5,140**
Net interest receivable	**718**	622	582	559	**2,481**
Profit on ordinary activities before taxation	**2,371**	2,143	2,934	173	**7,621**
Tax on profit on ordinary activities	**(381)**	(318)	(451)	(26)	**(1,176)**
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Basic earnings per ordinary share (cents)	**6.6**	6.1	8.2	0.5	**21.3**
Reconciliation of profit on ordinary activities after taxation					
to pro-forma profit after taxation:					
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Amortisation of intangible assets	**2,298**	2,037	1,738	1,738	**7,811**
Equity based compensation charge	**(330)**	218	(11)	(58)	**(181)**
Exceptional itern-onerous lease charge	**-**	-	-	1,648	**1,648**
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**

Reconciliation of pro-forma profit after taxation to EBITDA*:

	30 June 2005	31 March 2005	31 December 2004	30 September 2004	**Full year 30 June 2005**
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**
Tax on profit on ordinary activities	**381**	318	451	26	**1,176**
Depreciation	**581**	604	590	533	**2,308**
Net interest receivable	**(718)**	(622)	(582)	(559)	**(2,481)**
EBITDA*	**4,202**	4,380	4,669	3,475	**16,726**

*(Earnings before exceptional item, net interest, taxation, depreciation, amortisation intangible assets, and equity based compensation charge)

SurfControl plc
Group profit and loss account
for the years ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Turnover	1	**97,838**	87,335	73,232
Cost of sales		**(1,746)**	(1,393)	(723)
Gross profit		**96,092**	85,942	72,509
Selling and distribution		**(47,353)**	(44,025)	(39,740)
Research and development		**(12,964)**	(9,678)	(7,530)
General and administrative		**(19,049)**	(16,813)	(14,580)
Amortisation of intangible assets and depreciation		**(10,119)**	(3,148)	(2,779)
Equity based compensation		**181**	(49)	(487)
Exceptional item-onerous lease	2	**(1,648)**	-	-
Total administrative expenses		**(43,599)**	(29,688)	(25,376)
Operating profit		**5,140**	12,229	7,393
Proceeds from disposal of business		**-**	311	381
Profit on ordinary activities before interest and taxation		**5,140**	12,540	7,774
Net interest receivable and similar items		**2,481**	1,859	1,105
Profit on ordinary activities before taxation		**7,621**	14,399	8,879
Tax on profit on ordinary activities	4	**(1,176)**	(2,862)	(2,516)
Profit on ordinary activities after taxation and retained profit for the period	10	**6,445**	11,537	6,363
Basic earnings per ordinary share (cents)	3	**21.3**	37.3	20.9
Diluted earnings per share (cents)	3	**20.9**	36.0	20.8

There is no material difference between the reported results and the results calculated on an historical cost basis.

All results are from continuing activities except for proceeds from disposal of business.

Group statement of total recognised gains and losses
for the years ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Profit for the year		**6,445**	11,537	6,363
Unrealised exchange difference on translation	9,10	**(118)**	3,355	1,095
Total recognised gains and losses relating to the financial year		**6,327**	14,892	7,458

Group balance sheet
as at 30 June 2005

	Notes	2005 $'000	2004 $'000	2003 $'000
Fixed assets				
Intangible assets	5	**9,768**	12,554	-
Tangible assets		**3,863**	4,065	3,268
		13,631	16,619	3,268
Investments		**31**	31	29
		13,662	16,650	3,297
Current assets				
Stocks		**-**	69	-
Debtors	6	**32,570**	31,681	24,138
Cash at bank and in hand	13	**89,044**	87,477	61,707
		121,614	119,227	85,845
Creditors: amounts falling due within one year	7	**(74,983)**	(72,226)	(52,241)
Net current assets		**46,631**	47,001	33,604
Total assets less current liabilities		**60,293**	63,651	36,901
Creditors: amount falling due after more than one year	8	**(27,835)**	(26,001)	(16,742)
Provisions for liabilities and charges		**(161)**	(446)	(540)
		32,297	37,204	19,619
Capital and reserves				
Called up share capital	9	**5,032**	5,027	4,946
Share premium account	9	**3,987**	3,803	79
Capital redemption reserve	9	**882**	882	882
Profit and loss account	9	**22,396**	27,492	13,712
Shareholders' funds	10	**32,297**	37,204	19,619
Shareholders' funds comprise:				
Equity shareholders' funds		**32,297**	37,204	19,619

Group statement of cash flows
for the years ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Net cash inflow from operating activities	11	**23,120**	32,637	24,093
Returns on investments and servicing of finance	12	**2,627**	1,792	741
Taxation		**(1,679)**	(5,536)	(1,048)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,194)**	(2,267)	(1,633)
Purchase of investments		-	-	(19)
Sale of tangible fixed assets		-	17	28
Net cash outflow from capital expenditure and financial investment		**(2,194)**	(2,250)	(1,624)
Acquisitions and disposals				
Business acquisitions		**(8,725)**	(8,910)	-
Cash acquired with subsidiary undertaking		-	120	-
Proceeds from disposal of business		-	311	381
Net cash (outflow)/ inflow from acquisitions and disposals		**(8,725)**	(8,479)	381
Net cash inflow before management of liquid resources and financing		**13,149**	18,164	22,543
Management of liquid resources	13	**2,550**	(7,470)	(15,620)
Financing				
Proceeds from share issue		**245**	3,750	1,271
Purchase of own shares for treasury		**(11,798)**	(839)	-
Net repayment of capital element of finance leases	13	**(19)**	(38)	(45)
Net cash (outflow)/inflow from financing		**(11,572)**	2,873	1,226
Increase in cash in the period	13	**4,127**	13,567	8,149

Reconciliation of net cash flow to movement in net funds		**2005**	2004	2003
for the years ended 30 June	Notes	**$'000**	$'000	$'000
Increase in cash in the period		**4,127**	13,567	8,149
Cash outflow from decrease in debt and lease financing	13	**19**	38	45
Net transfers from liquid resources	13	**(2,550)**	7,470	15,620
Change in net funds resulting from cash flows	13	**1,596**	21,075	23,814
Difference on translation	13	**(10)**	4,727	2,477
Movement in net funds in the period		**1,586**	25,802	26,291
Net funds at 1 July 2004 /1 July 2003 /1 July 2002	13	**87,436**	61,634	35,343
Net funds at 30 June 2005 /30 June 2004 /30 June 2003	13	**89,022**	87,436	61,634

Notes to the financial statements
for the years ended 30 June

1.Segmental analysis

Analysis by geographical area
A geographical analysis of the Group's turnover, profit/(loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	**2005**	2004	2003
	$'000	$'000	$'000
United Kingdom	**19,305**	15,778	11,792
Mainland Europe	**8,920**	7,357	4,493
North America	**59,845**	57,395	52,381
Rest of the world	**9,768**	6,805	4,566
	97,838	87,335	73,232

Turnover by origin	**2005**	2004	2003
	$'000	$'000	$'000
United Kingdom	**22,895**	19,108	14,572
Mainland Europe	**7,229**	5,553	3,384
North America	**59,777**	57,216	52,553
Rest of the world	**7,937**	5,458	2,723
	97,838	87,335	73,232

Profit /(loss) before interest and tax	**2005**	2004	2003
	$'000	$'000	$'000
United Kingdom	**(1,505)**	5,679	6,111
Mainland Europe	**814**	(87)	28
North America	**5,573**	9,332	51
Rest of the world	**258**	(2,384)	1,584
	5,140	12,540	7,774

Net assets/(liabilities)	**2005**	2004	2003
	$'000	$'000	$'000
United Kingdom	**(12,952)**	(27,485)	(10,396)
Mainland Europe	**(4,223)**	(4,508)	(2,517)
North America	**(34,014)**	(14,767)	(27,304)
Rest of the world	**(5,536)**	(3,472)	(1,798)
	(56,725)	(50,232)	(42,015)
Head office and central administration	**89,022**	87,436	61,634
	32,297	37,204	19,619

Profit/(loss) before interest and tax and net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $89,044,000 and finance lease obligations of $22,000 at 30 June 2005. (2004: Cash balances: $87,477,000, Finance lease obligations: $41,000) (2003:Cash balances:$61,707,000, Finance lease obligations:$73,000).

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, development and sale of Internet security products.

Analysis by continuing operations

The Company acquired technology and certain assets from Apreo Limited on 28 February 2005. It is not possible to separately identify the post acquisition profit before tax and interest relating to the acquired technology assets because they were immediately integrated with other like Group operations. Intangible asset amortisation of $1,173,000 has been charged to the UK segmental results shown above in respect to this acquisition.

2. Exceptional item-onerous lease charge

	2005	2004	2003
	$'000	$'000	$'000
Rent on vacant offices	**1,648**	-	-

During the year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006 or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to the profit and loss account in the year.

Earnings per share

Basic and diluted earnings per ordinary share are calculated as follows:

	2005	2004	2003
	$'000	$'000	$'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**6,445**	11,537	6,363
Basic weighted average ordinary shares in issue	**30,326,066**	30,974,588	30,426,265
Dilutive effect of share options and long term incentive share rights	**448,147**	1,036,691	192,885
Diluted weighted average ordinary shares in issue	**30,774,213**	32,011,279	30,619,150
Basic earnings per ordinary share (cents)	**21.3**	37.3	20.9
Diluted earnings per ordinary share (cents)	**20.9**	36.0	20.8

Own shares held by the Company of 1,195,000 (2004:106,000) (2003: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

Taxation on ordinary activities

	2005	2004	2003
	$'000	$'000	$'000
US Federal and state tax	**(509)**	(669)	(1,927)
Non US Corporation tax	**1,047**	(4,847)	(3,729)
Adjustments in respect of previous years	**432**	222	(136)
Total current tax credit/(charge)	**970**	(5,294)	(5,792)
Deferred tax	**(2,146)**	2,432	3,276
Total tax charge	**(1,176)**	(2,862)	(2,516)

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the near future and other timing differences existing at the financial year end.

The total current tax charge in the year is lower than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

	2005	2004	2003
Reconciliation of total current tax charge	**$'000**	$'000	$'000
Profit on ordinary activities before taxation	**7,621**	14,399	8,879
Tax charge on profit on ordinary activities implied by the UK standard rate of 30%	**2,286**	4,320	2,664
Factors affecting the tax charge:			
Expenses not deductible for tax purposes on a permanent basis	**135**	(37)	778
Other short term timing differences	**(3,464)**	(2,332)	3,941
Adjustment to tax charge in respect of prior years	**(432)**	(222)	136
Deferral of tax losses arising in the year	**1,135**	3,730	90
Utilisation of prior year tax losses in the year	**(630)**	(165)	(1,817)
Total current tax credit/(charge)	**(970)**	5,294	5,792

A reconciliation to the deferred tax assets balance carried in the Group balance sheet and shown in note 6 given below:

Deferred tax assets at 1 July 2004	6,680
Deferred tax charge from above	(2,146)
Exchange differences arising in the year	(6)
Deferred tax assets at 30 June 2005	**4,528**

5. Intangible assets

	Goodwill	Intellectual Property	Total
Cost:	**$'000**	**$'000**	**$'000**
At 1 July 2004	711	13,194	13,905
Arising from current year acquisitions (a)	7	7,000	7,007
Arising from prior year acquisitions (b)	(174)	(1,808)	(1,982)
At 30 June 2005	544	18,386	18,930
Amortisation:			
At 1 July 2004	(68)	(1,283)	(1,351)
Provided during the year	(476)	(7,335)	(7,811)
At 30 June 2005	(544)	(8,618)	(9,162)
Net book value at 30 June 2005	**-**	**9,768**	**9,768**
Net book value at 30 June 2004	643	11,911	12,554
Net book value at 30 June 2003	-	-	-

The intellectual property relates to the written down value of the following acquired technologies:

	$'000
Spyware and extended threat protection technology (acquired February 2005-see (a) below)	5,834
Linux based appliance technology (acquired April 2004-see (b) below)	3,934
	9,768

Further details of the consideration given for acquisitions and the provisional fair value of net assets acquired is given in (a) and (b) below:

(a) Acquisition of Spyware and extended threat protection technology and software engineering unit
On 28 February 2005 the Group completed the purchase of Spyware and extended threat protection technology from Apreo Ltd, a company incorporated in Israel, together with assets relating to a software engineering unit based in Israel. The aggregate consideration was $7,017,000, comprising $6,902,000 purchase consideration and acquisition costs of $115,000. Included in the purchase consideration is deferred consideration of $70,000 in respect to a sales related earn-out that may'be payable in February 2006.

An analysis of the book and provisional fair value of assets and liabilities is given below:

	Book value $'000	Fair value adjustment $'000	Provisional fair values $'000
Intellectual property	-	-	7,000
Net assets of Israeli based software engineering operation:			
Fixed assets	17	(7)	10
Net assets			10
Total provisional fair value of net assets of Israeli operation and intellectual property			7,010
Acquisition cost (1)			7,017
Goodwill (written off in the year)			7

(1) Acquisition cost was settled by:	
Cash consideration including costs	6,947
Deferred consideration (payable in cash or treasury shares)	70
	7,017

The software engineering operation in Israel had no reported profit or loss in current prior periods as it formed part of Apreo Limited.

(b) Adjustments to the carrying value of goodwill and appliance technology

During the fourth quarter the Group finalised the value of an earn-out in respect to the acquisition of appliance technology acquired from SecureM, Inc and its China based sales and distribution operation. The estimated earn-out of $3,123,000 at 30 June 2004 was reduced by $1,808,000 to $1,315,000. As at 30 June 2005 the amount of the earn-out that remained payable was $589,000.

During the fourth quarter the Group also made completion and hindsight period adjustments in respect to the provisional fair value of assets and liabilities of the sales and distribution operation. These adjustments amounted to a reduction in acquired net liabilities, and of acquired goodwill of $174,000. These adjustments related to payroll compensation and general accruals.

6. Debtors

	2005	2004	2003
	$'000	$'000	$'000
Trade debtors	**22,299**	20,524	17,647
Other debtors	**92**	27	64
Taxation recoverable	**2,223**	1,475	-
Deferred tax assets	**4,528**	6,680	4,184
Prepayment and accrued income	**3,428**	2,975	2,243
	32,570	31,681	24,138

Deferred tax assets are analysed as follows:	2005	2004	2003
	$'000	$'000	$'000
Trading losses	**3,132**	6,212	3,204
Deferred income	**674**	-	555
Accelerated capital allowances	**353**	318	289
Short term timing differences	**369**	150	136
	4,528	6,680	4,184

7. Creditors: amounts falling due within one year:

	2005	2004	2003
	$'000	$'000	$'000
Trade creditors	**2,284**	2,770	1,966
Corporation tax	**3,992**	5,971	4,709
Taxes & social security costs	**2,268**	2,004	1,527
Other creditors	-	308	-
Accruals	**8,721**	7,995	6,456
Deferred income	**57,040**	49,036	37,542
Obligations under finance leases and hire purchase contracts	**19**	19	41
Deferred consideration on acquisition of business undertakings	**659**	4,123	-
	74,983	72,226	52,241

8. Creditors: amounts falling due after more than one year:

	2005	2004	2003
	$'000	$'000	$'000
Deferred income:			
Due within one to two years	**20,292**	18,399	10,871
Due within two to five years	**7,540**	7,580	5,777
Due after five years	-	-	62
	27,832	25,979	16,710
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**3**	19	18
Due within two to five years	-	3	14
	3	22	32
	27,835	26,001	16,742

9.Shareholders' funds

	Share capital	Capital redemption reserve	Share premium account	Profit and loss account	Total
	$'000	$'000	$'000	$'000	$'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	5	-	184	-	189
Retained profit for the period	-	-	-	6,445	6,445
Purchase of own shares for treasury	-	-	-	(11,525)	(11,525)
Equity based compensation	-	-	-	102	102
Unrealised exchange difference on translation	-	-	-	(118)	(118)
As at 30 June 2005	**5,032**	**882**	**3,987**	**22,396**	**32,297**
As at 30 June 2004	5,027	882	3,803	27,492	37,204
As at 30 June 2003	4,946	882	79	13,712	19,619

During the year the Company purchased 1,089,500 of its own shares at a total cost of $11,525,000 including fees and at an average price of £5.71 ($10.58).

An amount of $102,000 in respect of the intrinsic value of long term incentive share rights, has been charged to the profit and loss account within the equity based compensation charge, and has been credited through profit and loss reserve.

10. Reconciliation of movement in shareholders' funds

	2005	2004	2003
	$'000	$'000	$'000
Profit on ordinary activities after taxation	**6,445**	11,537	6,363
New share capital subscribed	**189**	3,805	1,271
Purchase of own shares for treasury	**(11,525)**	(1,112)	-
Equity based compensation	**102**	-	-
Unrealised exchange difference on translation	**(118)**	3,355	1,095
Net (decrease)/increase in shareholders' funds	**(4,907)**	17,585	8,729
Opening shareholders' funds	**37,204**	19,619	10,890
Closing shareholders' funds	**32,297**	37,204	19,619

11. Reconciliation of operating cash flows

	2005	2004	2003
	$'000	$'000	$'000
Operating profit	**5,140**	12,229	7,393
Depreciation	**2,308**	1,797	1,627
Amortisation of intangible assets	**7,811**	1,351	1,152
Loss on sale of tangible fixed assets	**23**	31	109
Decrease in stocks	**69**	31	18
Increase in debtors	**(2,552)**	(2,973)	(5,430)
Increase in creditors	**10,610**	20,302	18,780
(Decrease)/increase in provisions for liabilities and charges	**(289)**	(131)	444
Net cash inflow from operating activities	**23,120**	32,637	24,093

Net cash flow from operating activities before cash flows for exceptional items was $23,793,000 (2004: $32,637,000) (2003: $24,093,000).

12. Returns on investments and servicing of finance

	2005	2004	2003
	$'000	$'000	$'000
Finance lease and hire purchase interest paid	**(4)**	(8)	(10)
Bank interest paid	**(2)**	(3)	(2)
Other interest paid	**(21)**	(9)	(29)
Bank interest received	**2,654**	1,812	782
Net cash inflow from returns on investment and servicing of finance	**2,627**	1,792	741

13. Analysis of net funds

	At 1 July 2004	**Cash flow**	**Foreign exchange differences**	**At 30 June 2005**	At 30 June 2004	At 30 June 2003
	$'000	**$'000**	**$'000**	**$'000**	$'000	$'000
Overnight cash balances and cash in hand	50,518	4,127	(6)	**54,639**	50,518	34,262
Term deposits	36,959	(2,550)	(4)	**34,405**	36,959	27,445
Cash at bank and in hand	87,477	1,577	(10)	**89,044**	87,477	61,707
Finance leases	(41)	19	-	**(22)**	(41)	(73)
Total	87,436	1,596	(10)	**89,022**	87,436	61,634

The financial information set out above does not constitute the company's statutory accounts for the years ended 30 June 2005, 2004 or 2003 but is derived from those accounts. Statutory accounts for 2004 and 2003 have been delivered to the Registrar of Companies, and those for 2005 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

SurfContr l®

Enterprise Threat Protection

FY 2005

and

Q4

Earnings Announcement


Web Filter

SurfControl®
Enterprise Threat Protection

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

SurfControl®
Enterprise Threat Protection

Greg Lock
Chairman of the Board



SurfControl®
Enterprise Threat Protection

Simon Wilson

Chief Financial Officer



SurfControl®
Enterprise Threat Protection

Summary P&L – 12m to June 30th 2005

$000	12m Q4 05	% of Rev	12m Q4 04	% of Rev	% change
Total revenue	97,838		87,335		12%
Gross profit	96,092	98%	85,942	98%	
Selling & distribution costs	(47,353)	48%	(44,025)	50%	8%
Research & development costs	(12,964)	13%	(9,678)	11%	34%
General & administrative expenses	(19,049)	19%	(16,813)	19%	13%
Exceptional item: onerous lease charge	(1,648)		0		
Amortisation of intangible assets	(7,811)		(1,351)		
Depreciation	(2,308)		(1,797)		
Equity based compensation	181		(49)		
Total expenses	(90,952)		(73,713)		
Operating profit	5,140	5%	12,229	14%	
Profit on disposal of business	0		311		
Net interest receivable	2,481		1,859		
Profit before taxation	7,621	8%	14,399	16%	
Taxation	(1,176)		-2,862		
Profit after tax	6,445	7%	11,537	13%	
Basic earnings per ordinary share (cents)	21.3		37.3		

Highlights

* Revenues up 12% year-on-year
* Pre-exceptional EBITDA up 6% to $16.7m or 17% of revenue (FY 04: $15.7m, 18%)
* Pro-forma EPS up 36% to 51.9 cents (FY 04: 41.8 cents)
* Final FY 05 effective tax rate of 15%

SurfControl®
Enterprise Threat Protection

Revenue Analysis FY 05


Revenue by Type
19%
81%
License
Subscription


Revenue by Product
1%
99%
Softw are
Appliance


Revenue by Geography
9%
10%
20%
61%
Americas
UK
Mainland Europe
Rest of World


Revenue Visibility
19%
31%
50%
License
Deferred Revenue From FY 04
Deferred Revenue Arising in FY 05

SurfControl®
Enterprise Threat Protection

Summary Balance Sheet: June 30th 2005

$000	6/30/2005	6/30/2004
Intangibles	9,768	12,554
Fixed assets	3,894	4,096
Current assets:-		
Trade debtors	22,299	20,524
Other assets	10,271	11,226
Cash	89,044	87,477
Creditors less than 1 year	(75,144)	(72,672)
Creditors more than 1 year	(27,835)	(26,001)
NET ASSETS	32,297	37,204
Equity & Capital Reserves	9,901	9,712
Profit & Loss	22,396	27,492
SHAREHOLDERS' FUNDS	32,297	37,204

Highlights:

- Pre-exceptional Operating Cash flow $6.6m
- Q4 Free Cash flow $7.6m
- Increase in Trade Debtors due increase in DSO of approx 5 days
- Decrease in Other Assets due to deferred tax assets
- Increase in Creditors due to deferred revenue - see below

	6/30/2005	6/30/2004
Deferred revenue		
within one year	57,040	49,036
more than one year	27,832	25,979
Total deferred revenue	84,872	75,015

Highlights:

- Year-on-year growth in deferred revenue of 13%, sequential 2%
- Long-term portion of deferred revenue at 33%

SurfControl®
Enterprise Threat Protection

Summary P&L Results for Q4 FY 2005

$000	Q4 05	% of Rev	Q4 04	% of Rev	% change
Total revenue	26,075		24,490		6%
Gross profit	25,440	98%	24,029	98%	
Selling & distribution costs	(12,751)	49%	(12,377)	51%	3%
Research & development costs	(3,704)	14%	(2,788)	11%	33%
General & administrative expenses	(4,783)	18%	(4,804)	20%	0%
Amortisation of intangible assets	(2,298)		(1,351)		
Depreciation	(581)		(476)		
Equity based compensation	330		(162)		
Total expenses	(23,787)		(21,958)		
Operating profit	1,653	6%	2,071	8%	
Profit on disposal of business	0		(2)		
Net interest receivable	718		498		
Profit before taxation	2,371	9%	2,567	10%	
Taxation	(381)		114		
Profit after tax	1,990	8%	2,681	11%	
Basic earnings per ordinary share (cents)	6.6		8.5		

Highlights

* Revenues up 6% year-on-year
* License revenue is 20% of total revenue (Q4 04: 26%)
* Pre-exceptional EBITDA up 3% y-on-y to $4.2m or 16% of revenue (Q4 04: $4.1m, 17%)
* Pro-forma EPS declined 2% to 13.2 cents (Q4 04: 13.5 cents)
* Effective tax rate of 16%

SurfControl®
Enterprise Threat Protection

Pat Sueltz

Chief Executive Officer



SurfControl®
Enterprise Threat Protection

What I found

- Need more operational cohesion
- Undervalued partner relationships
- Products & Technology - excellent
- Marketing - field marketing focused
- Sales - incentive structure ineffective

SurfControl®
Enterprise Threat Protection

Rebalance & Refocus

- Restructure company in first half of FY06
- Balance investments with EBITDA
- Optimize organization to remove inefficiency
- Focus investment in productive & profitable teams & projects

SurfControl®
Enterprise Threat Protection

FY06 Implications

- Restructuring costs: Nature & timing
- New pricing
- Costs and benefits

Strategic Tenets

- Market-driven
- Customer-focused
- Enable our partners
- Create a stimulating, high performing environment in which our employees thrive
- Manage as a team-based global company

SurfControl®
Enterprise Threat Protection

Focused Execution

- Secure Enterprise Success™
- Partner Success Programs
- Employee & Organizational Development
- Operational Excellence

SurfControl®
Enterprise Threat Protection

Change is Underway

In the last 60 days, we have:

• Held FY06 Worldwide Kickoff Meetings	Jul	1-16
• Met with top Chinese Resellers	Jul	14
• Started search for EVP of Global Sales	Jul	5
• Started search for CIO/EVP of Service Delivery	Jul	5
• Established an Executive Management Team (EMT)	Jul	15
• Led an Exec Management WW Strategy Meeting	Aug	2
• Set the expectation of operational excellence	Aug	2
• Met with top US Resellers	Aug	3
• Made Key personnel changes	Aug	5
• Established monthly Operational Reviews for FY06	Aug	8
• Established weekly Flash Reviews with the EMT	Aug	8
• Held 1st Global All Company Meeting (2x)	Aug	9
• Set FY06 Corporate Calendar & Planning Schedule	Aug	15
• Started Search for EVP of Global Marketing	Aug	30

Increasing Sales

• Establish sales performance culture	Sep 30
• Add more inputs to market analysis & competitive positioning	Sep 30
• Start new sales & channel education	Nov 30
• Start to improve the website experience	Dec 31
• Change leadership where necessary	Dec 31
• Hire class A sales, channel & marketing personnel	Dec 31 & Ongoing
• Augment Secure Partner Success™ programs	Dec 31
• Provide co-marketing for top Resellers	Ongoing
• Rebuild Marketing Machine	Dec 31
• Add New CRM Lifecycle tools & management	Jan 31
• Establish Customer Advisory Summit	Mar 1
• Establish SurfControl University	Mar 1

SurfControl®
Enterprise Threat Protection

Summary

- ‘Hard work ahead of us’
- Great Technology
- Valuable Customers
- World Class Partners
- Platform for Growth

SurfControl®
Enterprise Threat Protection

FY06 implications

- Restructuring costs: Nature & timing
- Magnitude, cash flow, accounting treatment
- Deferred revenue: FY 06, Q1
- New pricing: commercial and accounting impacts

SurfControl®
Enterprise Threat Protection

New Pricing:
Worked Example For 500-999 User Band

FY 05 Pricing Model: 1,000 Users

License (inc. free 1 year subsc. $9,500)	$19,000
Maintenance (20% of license)	$ 3,800
Total	$22,800

FY 06 Pricing Model: 1,000 Users

License	$11,400
Subscription	$13,970
Total	$25,370

FY 05 Accounting

	Recog. Rev.	Deferred Rev.
Imputed List Value (33%)		$6,333
License (67%)	$12,667	
Maintenance		$3,800
1 month of list value	$ 528	($ 528)
1 month of maintenance	$ 317	($ 317)
Total	$13,512	$9,288
	59%	*41%*

FY 06 Accounting

	Recog. Rev.	Deferred Rev.
Subscription		$13,970
License	$11,400	
1 month of subscription	$ 1,164	($ 1,164)
Total	$12,564	$12,806
	49%	*51%*

SurfControl®
Enterprise Threat Protection

FY06 Outlook

- Restructuring implications for FY 06
- Adoption of IFRS

SurfContr l®

Enterprise Threat Protection

Q&A

FY 2005

and

Q4

Earnings Announcement


RiskFilter
Enterprise Threat Shield
Web Filter

SurfControl®
Enterprise Threat Protection

Appendix: Financial Detail

SurfControl®
Enterprise Threat Protection

12 month Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

12 month period	to 6/30/2005		to 6/30/2004	
	$'000		$'000	
UK GAAP Profit After Tax	6,445		11,537	
UK GAAP Basic EPS (cents)		21.3		37.3
Equity based compensation	(181)		49	
Amortisation of intangible assets	7,811		1,351	
Exceptional item: onerous lease charge	1,648			
Pro Forma Profit After Tax	15,723		12,937	
Pro Forma Basic EPS (cents)		51.9		41.8
Taxation	1,176		2,862	
Depreciation	2,308		1,797	
Interest receivable	(2,481)		(1,859)	
Pre-exceptional EBITDA	*16,726*		15,737	

SurfControl®
Enterprise Threat Protection

Q4 Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

3 month period	to 6/30/2005		to 6/30/2004	
	$'000		$'000	
UK GAAP Profit After Tax	1,990		2,681	
UK GAAP Basic EPS (cents)		6.6		8.5
Equity based compensation	(330)		162	
Amortisation of intangible assets	2,298		1,351	
Pro Forma Profit After Tax	3,958		4,194	
Pro Forma Basic EPS (cents)		13.2		13.5
Taxation	381		(114)	
Depreciation	581		476	
Interest receivable	(718)		(498)	
Pre-exceptional EBITDA	*4,202*		4,058	

SurfControl®
Enterprise Threat Protection

Summary 12 month Cash Flow

12 month period:	to 6/30/2005	to 6/30/2004
	$'000	$'000
Operating Profit	5,140	12,229
Amortization and depreciation	10,119	3,148
Accounting exceptional item: onerous lease charge	1,648	0
Working capital movement	6,886	17,260
Pre-exceptional Operating Cash Flow	***23,793***	***32,637***
Exceptional item net cash outflow	*(673)*	0
Operating Cash Flow	***23,120***	***32,637***
Net interest received	2,627	1,792
Net capital expenditure	(2,194)	(2,250)
(Tax paid)/recovered	(1,679)	(5,536)
Free Cash Flow	***21,874***	***26,643***
Share issues	245	3,750
Purchase of own shares	(11,798)	(839)
Net proceeds from disposal of business	0	311
Cash paid for acquisitions and related costs	(8,725)	(8,910)
Cash acquired from acquisitions	0	120
Repayments of loans and leases	(19)	(38)
Foreign exchange difference (unrealised)	(10)	4,733
Total Movement in Cash	***1,567***	***25,770***

Highlights:

- Operating cash flow of $23.8m - less than last year due to lower rate of growth of invoicing
- DSO's in the 50-55 range, based on billings
- Free cash flow of $21.9m

SurfControl®
Enterprise Threat Protection

Summary Q4 Cash Flow

3 month period:	to 6/30/2005	to 6/30/2004
	$'000	$'000
Operating Profit	**1,653**	**2,071**
Amortization and depreciation	2,879	1,827
Working capital movement	2,061	5,656
Pre-exceptional Operating Cash Flow	***6,593***	***9,554***
Exceptional item net cash outflow	*(199)*	0
Operating Cash Flow	***6,394***	***9,554***
Net interest received	*778*	387
Net capital expenditure	(382)	(725)
(Tax paid)/recovered	760	(1,231)
Free Cash Flow	***7,550***	***7,985***
Share issues	12	601
Purchase of own shares	(1,990)	(839)
Cash paid for acquisitions and related costs	(1,878)	(8,910)
Cash acquired from acquisitions	0	120
Net proceeds from disposal of business	0	(2)
Repayments of loans and leases	(4)	(5)
Foreign exchange difference (unrealised)	(1,678)	(486)
Total Movement in Cash	***2,012***	***(1,536)***

Highlights:

- Operating cash flow of $6.6m - less than last year due to lower rate of growth of invoicing
- DSO's in the 45-50 range, based on billings
- Free cash flow of $7.6m

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 1

RNS Number:8700Q
Surfcontrol PLC
06 September 2005

SurfControl plc ("SurfControl" or "the Company")
FY 2005 Preliminary Results

SurfControl plc announces results for the fourth quarter and full year endec June 2005 and confirms achievement of full year guidance with 12% increase revenue and 6% increase in pre-exceptional EBITDA

London, England (September 6, 2005) - SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, tc reported financial results for the fourth quarter and full year ended 30 Jur 2005.

Full Year Highlights

- -Appointment of Patricia Sueltz as CEO
- -FY 06 operational restructuring announced
- -Turnover increased by 12% to $97.8m (2004:$87.3m)
- -Pre-exceptional EBITDA increased by 6% to $16.7m (2004: $15.7m)
- -Invoicing increased by 2% to $108.2m (2004:$106.6m)
- -Deferred revenues increased by 13% to $84.9m (2004: $75.0m)
- -Operating cash flow of $23.1m and closing cash of $89.0m
- -Fast integration of Apreo acquisition and launch of Enterprise Protectic Suite
- -New channel-focused pricing model for FY 06: greater emphasis on subscriptions

Headline Financial Results (US$m)

12 months and Q4 FY2005	Year to 30/06/05 $m	Year to 30/06/05 $m	% Change	30/
Revenue	97.8	87.3	12%	
Gross margin %	98%	98%		
Pre-exceptional EBITDA	16.7	15.7	6%	
Profit before tax	7.6	14.4	(47%)	
Pro-forma EPS(US cents)	51.9	41.8	24%	
Basic EPS (US cents)	21.3	37.3	(43%)	
Indirect invoicing %	65%	58%		
Non-Americas revenue %	39%	34%		

Invoicing	108.2	106.6	2%
Deferred revenue	84.9	75.0	13%
Cash balance	89.0	87.5	
Pre-exceptional operating cash flow	23.8	32.6	

Reconciliations from the nearest UK GAAP measure to all pro-forma measures contained in this RNS statement are provided in the financial statements following this RNS, as well as on SurfControl's web site at www.surfcontrol. investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "SurfControl has solic fundamentals - but with more focus on growth needed. The team has the technological vision for all aspects of information security now and in the future. We've greeted this new fiscal year, driven by our passion for ou customers, and an operational mantra of "relentless execution" across the e company. Strong products, customer focus, relentless execution of our curre plans and a keen technological vision for the future are the makings of a s year to come. I'm delighted to be leading the SurfControl team."

Also commenting on the results, Steve Purdham, CSO and CTO said, "This year seen the attainment of a long standing goal of becoming a circa $100m reven company occupying a leadership position within our target market. It is the culmination of years of work and an excellent platform from which to launch the next stage of the Company's development. Whilst we have not delivered t levels of invoicing growth we might have wished for this year, we are extre well positioned to take advantage of the opportunities in this market and leverage our current position. With the addition of Pat to our management te we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future wit confidence."

For further information:

SurfControl UK	+44 (0) 1260 296 200
Steve Purdham, CSO and CTO	steve.purdham@surfcontrol.com
ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl US	+1 831 440 2530
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Fourth Quarter and Full Year Financial Highlights

The results for the year reflect a solid performance in terms of revenue, profits, and cash flow but a disappointing result with regards to invoicing growth. The low rate of growth in invoicing has primarily arisen from the s down in the levels of new business growth in the Americas.

Revenues for the quarter increased 7% to $26.1m (Q4 04: $24.5m). Revenues f

the year increased 12% to $97.8m (FY 04: $87.3m). License revenue representε 20% of total revenue in the quarter (Q4 FY 04: 26%). Americas revenue for tl quarter was 60% of the total (Q4 FY 04: 63%). Revenue derived from RiskFiltε appliance sales amounted to $1.3m during the year and gross margin on these appliance sales was approximately 75%.

Invoicing in the quarter was $33.0m representing a 4% year-on-year decline FY 04: 34.3m). Invoicing for the year increased 2% to $108.2m (FY 03: $106.ε 1,112 new customers were won in the quarter (Q4 FY 04: 1,291) bringing the t won for the year to 4,035 (FY 04: 4,776). Renewal rates continued to improvε the quarter, averaging in the range of 75-80%. The value of three year contı as a proportion of total invoicing was 51% (Q4 FY 04: 48%). Deferred revenuε increased 13% to $84.9m (FY 05: $75m) of which 67% will be recognized in thε next 12 months.

EBITDA for the quarter increased 4% year-on-year to $4.2m (Q4 04: $4.1m). EI for the year increased 6% to $16.7m (FY 04: $15.7m).

As a result of an increase in intangible asset amortization net profit afteı for the quarter declined to $2.0m (Q4 FY 04: $2.7m). Full-year net profit aí tax declined to $6.5m (FY 04: $11.5m) due to the effect of intangible asset amortization and an exceptional cost of $1.6m for an onerous lease charge iı Pro-forma EPS for the quarter declined 2% to 13.2 cents (Q4 FY 04: 13.5 cent and for the year increased 24% to 51.9 cents (FY 04: 41.8 cents). The effect tax rate for FY 05 is 15% and is expected to increase to approximately 25% : 06.

Pre-exceptional operating cash flow remained strong at $6.6m in the fourth quarter (Q4 04: $9.6m) and for the year was $23.8m (FY 04: $32.6m). Free cas flow was $7.6m in the fourth quarter (Q4 04: $8.0m) and was $21.9m in the yε (FY 04: $26.6m). DSO at the end of the quarter was 46 days. Full-time Equivε (FTE) headcount as at June 30 was 533 compared to 526 in the preceding quart (Q4 FY 04: 516).

Following the end of the closed period, SurfControl will resume the purchasε its own shares. The Board believes that at current levels of valuation such purchases represent an excellent use of cash. Share purchases will take plaα within the bounds of the Company's authority given by shareholders.

Business Development and New Customers

We have won over 4,000 new customers during the year with further penetratiα into larger enterprises. Deals valued in excess of $50,000 increased 34% to during the year (FY 04: 157). New customers won around the world in the fouı quarter included Camelot, Royal Skandia, Arriva, Avis, Barnes & Noble, the British Library, Security Service Federal Credit Union, Nevada Power Company Florida Light & Power Company, Hilton Group plc, Lovells, Securitas, Roehamı University, and Cable & Wireless. Sales of bundled threat protection product the quarter were 22% of invoicing (Q4 FY04: 26%). New customer sales represε 26% of invoicing, sales into the customer base 23%, renewals 49% and other s 2% (Q4 FY 04: 31%, 19%, 48%, and 2% respectively).

The integration of the Apreo technology and engineering team was quick and

successful, enabling the launch of the Enterprise Threat Shield (ETS) in Ap
This facilitated the branding and launch of the Enterprise Protection Suite.
contributed $0.7m to Q4 invoicing.

With our subscription model each new customer delivers longevity and future revenue. The integration of our products into the Enterprise Protection Suit and the new channel-focused pricing launched August 15, 2005, will also pro a strong platform to sell more product to the installed base.

Partnership has been a key part of our business development strategy. Today partner with the world's major organizations as technology or OEM partners, including BlueCoat, Cisco, IBM, Juniper, Microsoft, Nokia, Finjan, GTA, Ope and PowerNet.

Appointment of Patricia Sueltz as Chief Executive Officer

In order to capitalize on our global position in the Internet Security aren decided some time ago that we required a world class executive with the rel experience and knowledge to drive the Company forward to its next stage of development. We were therefore delighted to announce on 1 July 2005 the appointment of Patricia Sueltz as our new Chief Executive Officer on 30 June 2005. She has an excellent pedigree and we believe we are fortunate to attr someone of this calibre to SurfControl.

Commenting on her first two months as CEO, Patricia Sueltz said, "SurfContr has a reputation of technological excellence, a broad product offering and global critical mass. We have migrated from being a predominantly direct sa model to indirect. We have made some significant investments.

"However, we recognize that some of these investments have been slower to p the returns that we had initially anticipated. We failed to fully communicat the value proposition and breadth of our capabilities to address the increasingly security-aware market. Our regionalized operating structures h made it difficult to take full advantage of our global talent and resources. haven't sufficiently enabled our channel partners to be successful in selli our products.

"We are now taking the actions necessary to remove these obstacles to SurfControl's success, and have begun to operationally restructure the busi The restructuring will allow us to be more focused on execution so that we continue to achieve profitable growth. Future expansion investments will be carefully monitored to ensure appropriate returns and alignment with SurfControl's strategic objectives. The restructuring will also afford us t opportunity, among other things, to augment our global team with highly-experienced leaders from across the IT security industry. We will fu invest in education and marketing to provide our channel, technology partne and employees with the tools and training to be more effective.

With market focus, operational excellence and invigorated partnerships I kn that we will be successful."

Operational Restructuring and FY 06 Outlook

In order to facilitate the action plan to improve the Company's growth performance, the Board has approved a plan to restructure the operations of business. The restructuring has been underway since the beginning of the nev fiscal year and will be completed during the first half of FY 06 and will g: rise to an estimated restructuring charge of between $3m and $5m which will incurred during Q1 and Q2. The restructuring will primarily involve the rationalization of satellite sales offices, flattening of the management structure, and globalization of the sales, marketing and technical support functions. With effect from September 6, 2005, Simon Wilson, CFO, will assur the additional responsibility of EVP Global operations. Most importantly the will be a reinvigorated operational and marketing focus on indirect channels market, and the recruitment of highly skilled people in various parts of the business particularly within sales and marketing.

The restructuring is not a cost reduction exercise - it is a realignment of operations and spending to focus upon effective execution against the clear market growth opportunity. Effectiveness, efficiency, and focus of spend wi: the result. It is therefore expected that the FY 06 total of selling and distribution, research and development, and administrative costs, before the costs associated with the restructuring plan, will be similar to the fourth quarter FY 05 run rate of $21.2m, i.e. operating costs for the full year of approximately $85m before costs of amortization of intangibles, depreciatio and equity compensation charges.

The positive effects of the restructuring plan and re-energized focus on the channel will take time to take hold, and the rate of invoicing growth is not likely to show improvement until later in FY 06. Excluding the positive impa of the restructuring plan we expect a modest annual rate of invoicing growtl similar to last year of approximately 2%.

In May 2005 we announced new pricing for our Enterprise Threat Protection products which was implemented August 15th. This new pricing is simpler to understand, more attractive to our resellers, aligned with the value of our Enterprise Protection Suite, and hence we believe will encourage our custome to take up multiple subscriptions to our products. The pricing places a grea emphasis on the subscription component rather than the license component of pricing and will generate a higher proportion of deferred revenue in the nea term. With that in mind, a 2% annual invoicing growth rate would lead to rev in the range of $95-$97m in FY 06, and EBITDA in the range of $7-9m before taking into account the restructuring costs outlined above. However, given t strength of our business model and the high levels of revenue visibility associated with increasing deferred revenue, increases in invoicing will qu: lead to a significant improvement in cash flow, followed by revenue and EBI

We will report on our progress against this plan of restructure at the time our Q1 FY 06 earnings announcement.

FY 05 Operating Review

The Company's financial position is strong. We have no debt, are profitable strongly cash generative, and in most areas of the business we made signific progress. However, a slow down in new business in the Americas has caused a disappointingly low level of invoicing growth.

Growth is the main challenge and focus of our attention. With the convergenc the market towards Unified Threat Management, our market positioning and messaging, and the strength of our award wining technologies, we firmly bel: that we have a solid foundation to attain and recapture growth.

We are very excited to have recruited Patricia C. Sueltz as CEO, who brings new level of experience and expertise to drive the business in a growing ma] where SurfControl enjoys a strong market position.

The Internet is critical to organizations worldwide. It is also their bigges security threat. Organizations are assaulted daily by an ever-increasing, complex host of threats targeting their computer networks. Yesterday it was porn, Web abuse, viruses and spam. Today it's phishing and spyware. Tomorrov will be something else. Once spawned, these threats are cumulative and ofter morph into something new. Once these threats were pests or distractions, nov they are malicious hazards.

More to follow, for following part double-click [nRN1F8700Q]

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 2

RNS Number:8700Q
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSF8700Q]

With inadequate protection, organizations are jeopardized by significant productivity and financial losses, hijacking of network resources and increa legal liability. With the proliferation of wireless technologies, the bounda of the organization disappear. It is now easier than ever for these maliciou threats to enter an organization, rendering traditional security technologie ineffective.

Regulatory compliance and information confidentiality are high on CEO agenda Threats from 'outbound' traffic such as sent e-mails, attachments, and insta messaging are as serious as traditional inbound threats. This has lead to th development of a new approach so that organizations have maximum protection threats from the minimum number of vendors. This type of approach, and this market, is known as Unified Threat Management.

SurfControl has evolved into one of the leading Internet security companies, protecting enterprises from bi-directional threats with multiple layers of protection.

We have invested in the quality, effectiveness and design of our products so that we can deliver more layers of threat protection to our customers. These layers continuously manage inbound, outbound and internal Internet-based tra to stop known, emerging and customer-specific threats.

SurfControl has redefined traditional filtering to encompass the ever-increa and cumulative impact of Internet blended threats. We have merged our award winning products into our new Enterprise Protection SuiteTM which expands an organization's layers of threat protection, eliminating the need to deploy a manage multiple products from multiple vendors.

SurfControl differs from and complements other Internet Security themes by focusing on both the content and protocols that are sent and received over W e-mail, IM and P2P mechanisms - delivering higher quality 'Best of Breed' protection in these areas. SurfControl's layered threat protection stops po viruses, phishing, spam, spyware and company specific threats from coming in the business. It also keeps confidential, non-compliant and legal liability items from going out of the business.

Another significant area of progress has been the strengthening of our 'Adap Threat Intelligence Service'. This is a combination of technology, people an historical databases which constantly monitors the Internet for existing and emerging threats. This service produces daily updates to protect our custome effectively and efficiently, and underpins our subscription model providing

increasing financial forward visibility and strong cash generation.

SurfControl's Adaptive Threat Intelligence ServiceTM powers the SurfControl Enterprise Protection SuiteTM to proactively identify and stop threats as tl attempt to enter or exit an enterprise.

Centrally administered policies can be defined to ensure that the right leve protection is delivered at a company, group, or individual level, with rele graphical reporting systems to identify risk areas, trends and overall usage Protection is delivered at the perimeter, network and endpoint even, if that endpoint is a mobile PC. SurfControl customers avoid significant business downtime that might impact productivity and the bottom line, while also lim: their legal liability and ensuring regulatory compliance and confidentiality

During the year we acquired SpyWare technology from Apreo. This acquisition part of our response to the changing nature of threats, and has already enal the launch of a major new component, Enterprise Threat Shield, being launche into the market, which delivers end point security protecting companies fror impacts of Spyware, Games, IM and P2P networks.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layer Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous: filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcir regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc
Un-audited Group profit and loss account

for the quarters ended 30 June 2005

	30 June 2005 $'000	31 Marc 20($'0(
Turnover	26,075	24,6:
Cost of sales	(635)	(4(
Gross profit	25,440	24,2:
Selling and distribution	(12,751)	(11,8:
Research and development	(3,704)	(3,3:
General and administrative	(4,783)	(4,7:
Amortisation of intangible assets and depreciation	(2,879)	(2,6‹
Equity based compensation	330	(2:
Exceptional item-onerous lease	-	
Total administrative expenses	(11,036)	(10,8!
Operating profit	1,653	1,5:
Net interest receivable	718	6:
Profit on ordinary activities before taxation	2,371	2,1‹
Tax on profit on ordinary activities	(381)	(3:
Profit on ordinary activities after taxation	1,990	1,8:
Basic earnings per ordinary share (cents)	6.6	6.
Reconciliation of profit on ordinary activities after taxation		
to pro-forma profit after taxation:		
Profit on ordinary activities after taxation	1,990	1,8:
Amortisation of intangible assets	2,298	2,0:
Equity based compensation charge	(330)	2:
Exceptional item-onerous lease charge	-	
Pro-forma profit on ordinary activities after taxation	3,958	4,0ε

Reconciliation of pro-forma profit after taxation to EBITDA*:

	30 June 2005	31 Marc 20(
Pro-forma profit on ordinary activities after taxation	3,958	4,0ε
Tax on profit on ordinary activities	381	3:
Depreciation	581	6(
Net interest receivable	(718)	(6:

EBITDA*	4,202	4,3(

*(Earnings before exceptional item, net interest, taxation, depreciation, amortisation intangible assets, and equity based compensation charge)

SurfControl plc
Group profit and loss account
for the years ended 30 June

	Notes	2005 $'000
Turnover	1	97,838
Cost of sales		(1,746)
Gross profit		96,092
Selling and distribution		(47,353)
Research and development		(12,964)
General and administrative		(19,049)
Amortisation of intangible assets and depreciation		(10,119)
Equity based compensation		181
Exceptional item-onerous lease	2	(1,648)
Total administrative expenses		(43,599)
Operating profit		5,140
Proceeds from disposal of business		-
Profit on ordinary activities before interest and taxation		5,140
Net interest receivable and similar items		2,481
Profit on ordinary activities before taxation		7,621
Tax on profit on ordinary activities	4	(1,176)
Profit on ordinary activities after taxation and retained profit for the period	10	6,445
Basic earnings per ordinary share (cents)	3	21.3
Diluted earnings per share (cents)	3	20.9

There is no material difference between the reported results and the result:
All results are from continuing activities except for proceeds from disposa:

Group statement of total recognised gains and losses
for the years ended 30 June

	Notes
Profit for the year	
Unrealised exchange difference on translation	9,10

Total recognised gains and losses relating to the financial year

Group balance sheet
as at 30 June 2005

	Notes
Fixed assets	
Intangible assets	5
Tangible assets	
Investments	
Current assets	
Stocks	
Debtors	6
Cash at bank and in hand	13
Creditors: amounts falling due within one year	7
Net current assets	
Total assets less current liabilities	
Creditors: amount falling due after more than one year	8
Provisions for liabilities and charges	
Capital and reserves	
Called up share capital	9
Share premium account	9
Capital redemption reserve	9
Profit and loss account	9
Shareholders' funds	10
Shareholders' funds comprise:	
Equity shareholders' funds	

Group statement of cash flows
for the years ended 30 June

	Notes
Net cash inflow from operating activities	11
Returns on investments and servicing of finance	12
Taxation	

Capital expenditure and financial investment
Purchase of tangible fixed assets
Purchase of investments
Sale of tangible fixed assets

Net cash outflow from capital expenditure and financial investment
Acquisitions and disposals
Business acquisitions
Cash acquired with subsidiary undertaking
Proceeds from disposal of business

Net cash (outflow)/ inflow from acquisitions and disposals

Net cash inflow before management of liquid resources and financing	
Management of liquid resources	13
Financing	
Proceeds from share issue	
Purchase of own shares for treasury	
Net repayment of capital element of finance leases	13
Net cash (outflow)/inflow from financing	
Increase in cash in the period	13

Reconciliation of net cash flow to movement in net funds
for the years ended 30 June

	Notes
Increase in cash in the period	
Cash outflow from decrease in debt and lease financing	13
Net transfers from liquid resources	13
Change in net funds resulting from cash flows	13
Difference on translation	13
Movement in net funds in the period	
Net funds at 1 July 2004 /1 July 2003 /1 July 2002	13
Net funds at 30 June 2005 /30 June 2004/30 June 2003	13

Notes to the financial statements
for the years ended 30 June

1.Segmental analysis

Analysis by geographical area
A geographical analysis of the Group's turnover, profit/(loss) before intere
net assets/(liabilities) is as follows:

Turnover by destination	2005	2004	2(
	$'000	$'000	$'(
United Kingdom	19,305	15,778	11,
Mainland Europe	8,920	7,357	4,
North America	59,845	57,395	52,
Rest of the world	9,768	6,805	4,
	97,838	87,335	73,

Turnover by origin	2005	2004	2(
	$'000	$'000	$'(
United Kingdom	22,895	19,108	14,
Mainland Europe	7,229	5,553	3,
North America	59,777	57,216	52,
Rest of the world	7,937	5,458	2,
	97,838	87,335	73,

Profit /(loss) before interest and tax	2005	2004	2(
	$'000	$'000	$'(
United Kingdom	(1,505)	5,679	6,
Mainland Europe	814	(87)	
North America	5,573	9,332	
Rest of the world	258	(2,384)	1,
	5,140	12,540	7,

Net assets/(liabilities)	2005	2004	2(
	$'000	$'000	$'(
United Kingdom	(12,952)	(27,485)	(10,
Mainland Europe	(4,223)	(4,508)	(2,
North America	(34,014)	(14,767)	(27,
Rest of the world	(5,536)	(3,472)	(1,
	(56,725)	(50,232)	(42,
Head office and central administration	89,022	87,436	61,
	32,297	37,204	19,

Profit/(loss) before interest and tax and net assets/(liabilities)incorporat transfer pricing arrangements. These adjustments primarily consist of intra- from the location of intellectual property.

Head office and central administration net assets comprise cash balances of of $22,000 at 30 June 2005. (2004: Cash balances: $87,477,000, Finance lease $41,000) (2003:Cash balances:$61,707,000, Finance lease obligations:$73,000)

Analysis by product group
During the current and preceding financial years the Group had one product

development and sale of Internet security products.

Analysis by continuing operations
The Company acquired technology and certain assets from Apreo Limited on 28
It is not possible to separately identify the post acquisition profit before
to the acquired technology assets because they were immediately integrated w
Intangible asset amortisation of $1,173,000 has been charged to the UK segme
in respect to this acquisition.

2. Exceptional item-onerous lease charge

	2005 $'000	2004 $'000	2($'(
Rent on vacant offices	1,648	-	

During the year SurfControl, Inc, the Company's principal subsidiary, vacate
accommodation in Scott's Valley, California. Vacant possession of the premis
September 2006 or until such time as the remaining unexpired lease is assig
the rent accruing over the remaining lease term, together with related costs
profit and loss account in the year.

3. Earnings per share
Basic and diluted earnings per ordinary share are calculated as follows:

	2005 $'00(
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	6,44!
Basic weighted average ordinary shares in issue	30,326,06(
Dilutive effect of share options and long term incentive share rights	448,14'
Diluted weighted average ordinary shares in issue	30,774,21:
Basic earnings per ordinary share (cents)	21.:
Diluted earnings per ordinary share(cents)	20.!

Own shares held by the Company of 1,195,000 (2004:106,000) (2003: nil) have
the purpose of the earnings per share calculation.

4. Taxation on ordinary activities	2005 $'000	2004 $'000	2($'(
US Federal and state tax	(509)	(669)	(1,!
Non US Corporation tax	1,047	(4,847)	(3,'
Adjustments in respect of previous years	432	222	(:

Total current tax credit/(charge)	970	(5,294)	(5,
Deferred tax	(2,146)	2,432	3,
Total tax charge	(1,176)	(2,862)	(2,

Deferred tax assets have been recognised in respect of tax losses that are r
utilised in the near future and other timing differences existing at the fi

The total current tax charge in the year is lower than that implied by the s
in the United Kingdom of 30%. The differences are explained below:

	2005	
Reconciliation of total current tax charge	$'000	$
Profit on ordinary activities before taxation	7,621	14
Tax charge on profit on ordinary activities implied by the UK standard rate of 30%	2,286	4
Factors affecting the tax charge:		
Expenses not deductible for tax purposes on a permanent basis	135	
Other short term timing differences	(3,464)	(2,
Adjustment to tax charge in respect of prior years	(432)	
Deferral of tax losses arising in the year	1,135	3,
Utilisation of prior year tax losses in the year	(630)	
Total current tax credit/(charge)	(970)	5,

A reconciliation to the deferred tax assets balance carried in the Group bal
is given below:

Deferred tax assets at 1 July 2004	6,680
Deferred tax charge from above	(2,146)
Exchange differences arising in the year	(6)
Deferred tax assets at 30 June 2005	4,528

5. Intangible assets

	Goodwill	Intellectual Property	Tot
Cost:	$'000	$'000	$'(
At 1 July 2004	711	13,194	13,
Arising from current year acquisitions (a)	7	7,000	7,(
Arising from prior year acquisitions (b)	(174)	(1,808)	(1,
At 30 June 2005	544	18,386	18,
Amortisation:			
At 1 July 2004	(68)	(1,283)	(1,
Provided during the year	(476)	(7,335)	(7,
At 30 June 2005	(544)	(8,618)	(9,
Net book value at 30 June 2005	-	9,768	9,
Net book value at 30 June 2004	643	11,911	12,

Net book value at 30 June 2003	-	-

The intellectual property relates to the written down value of the followinç acquired technologies:

Spyware and extended threat protection technology (acquired February 2005-see (a) below)
Linux based appliance technology (acquired April 2004-see (b) below)

Further details of the consideration given for acquisitions and the provisic given in (a) and (b) below:

(a) Acquisition of Spyware and extended threat protection technology and soi
On 28 February 2005 the Group completed the purchase of Spyware and extendec Apreo Ltd, a company incorporated in Israel, together with assets relating t engineering unit based in Israel. The aggregate consideration was $7,017,00(purchase consideration and acquisition costs of $115,000. Included in thepu1 consideration of $70,000 in respect to a sales related earn-out that may'be

An analysis of the book and provisional fair value of assets and liabilitie: given below:

	Book value $'000	Fair v adjust $
Intellectual property	-	
Net assets of Israeli based software engineering operation:		
Fixed assets	17	
Net assets		
Total provisional fair value of net assets of Israeli operation and intellectual property		
Acquisition cost (1)		
Goodwill (written off in the year)		
(1) Acquisition cost was settled by:		
Cash consideration including costs		
Deferred consideration (payable in cash or treasury shares)		

The software engineering operation in Israel had no reported profit or loss of Apreo Limited.

(b) Adjustments to the carrying value of goodwill and appliance technology

During the fourth quarter the Group finalised the value of an earn-out in re
technology acquired from SecureM, Inc and its China based sales and distribu
earn-out of $3,123,000 at 30 June 2004 was reduced by $1,808,000 to $1,315,(
the amount of the earn-out that remained payable was $589,000.
During the fourth quarter the Group also made completion and hindsight peri(
in respect to the provisional fair value of assets and liabilities of the sa
These adjustments amounted to a reduction in acquired net liabilities, and (
of $174,000. These adjustments related to payroll compensation and general a

6. Debtors

	2005	2004	2(
	$'000	$'000	$'(
Trade debtors	22,299	20,524	17,(
Other debtors	92	27	
Taxation recoverable	2,223	1,475	
Deferred tax assets	4,528	6,680	4,:
Prepayment and accrued income	3,428	2,975	2,:
	32,570	31,681	24,:

Deferred tax assets are analysed as follows:	2005	2004	2(
	$'000	$'000	$'(
Trading losses	3,132	6,212	3,:
Deferred income	674	-	:
Accelerated capital allowances	353	318	:
Short term timing differences	369	150	:
	4,528	6,680	4,:

7. Creditors: amounts falling due within one year:

	2005
	$'000
Trade creditors	2,284
Corporation tax	3,992
Taxes & social security costs	2,268
Other creditors	-
Accruals	8,721
Deferred income	57,040
Obligations under finance leases and hire purchase contracts	19
Deferred consideration on acquisition of business undertakings	659
	74,983

8. Creditors: amounts falling due after more than one year:

	2005
	$'000

Deferred income:	
Due within one to two years	20,292
Due within two to five years	7,540
Due after five years	-
	27,832
Obligations under finance leases and hire purchase contracts:	
Due within one to two years	3
Due within two to five years	-
	3
	27,835

9.Shareholders' funds

	Share capital $'000	Capital redemption reserve $'000	Shai premiu accour $'0(
As at 1 July 2004	5,027	882	3,8(
Exercise of options in the period	5	-	1ε
Retained profit for the period	-	-	
Purchase of own shares for treasury	-	-	
Equity based compensation	-	-	
Unrealised exchange difference on translation	-	-	
As at 30 June 2005	5,032	882	3,9ε
As at 30 June 2004	5,027	882	3,8(
As at 30 June 2003	4,946	882	'

During the year the Company purchased 1,089,500 of its own shares at a tota: including fees and at an average price of £5.71 ($10.58).
An amount of $102,000 in respect of the intrinsic value of long term incent: charged to the profit and loss account within the equity based compensation(credited through profit and loss reserve.

10. Reconciliation of movement in shareholders'funds

	2005 $'000	2004 $'000
Profit on ordinary activities after taxation	6,445	11,537
New share capital subscribed	189	3,805
Purchase of own shares for treasury	(11,525)	(1,112)
Equity based compensation	102	-
Unrealised exchange difference on translation	(118)	3,355
Net (decrease)/increase in shareholders' funds	(4,907)	17,585
Opening shareholders' funds	37,204	19,619
Closing shareholders' funds	32,297	37,204

11. Reconciliation of operating cash flows

	20
	$'0
Operating profit	5,
Depreciation	2,
Amortisation of intangible assets	7,
Loss on sale of tangible fixed assets	
Decrease in stocks	
Increase in debtors	(2,
Increase in creditors	10,
(Decrease)/increase in provisions for liabilities and charges	(
Net cash inflow from operating activities	23,

Net cash flow from operating activities before cash flows for exceptional it
(2004: $32,637,000) (2003: $24,093,000).

12. Returns on investments and servicing of finance

	20
	$'0
Finance lease and hire purchase interest paid	
Bank interest paid	
Other interest paid	(
Bank interest received	2,65
Net cash inflow from returns on investment and servicing of finance	2,62

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 June 2005 $'000	At 30 Jun 200 $'00
Overnight cash balances and cash in hand	50,518	4,127	(6)	54,639	50,51
Term deposits	36,959	(2,550)	(4)	34,405	36,95
Cash at bank and in hand	87,477	1,577	(10)	89,044	87,47
Finance leases	(41)	19	-	(22)	(4
Total	87,436	1,596	(10)	89,022	87,43

The financial information set out above does not constitute the company's st
30 June 2005, 2004 or 2003 but is derived from those accounts. Statutory ac
delivered to the Registrar of Companies, and those for 2005 will be deliver
general meeting. The auditors have reported on those accounts;their reports
statements under section 237(2) or (3) of the Companies Act 1985.

END
FR UUUGWBUPAGBA

Financial Announcements

RECEIVED
2006 JUN 28 A 11:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8401Q
Surfcontrol PLC
05 September 2005

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiar: including Fidelity Investment Services Ltd (FISL), Fidelity Gest: (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L) Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fide Pension Management (FPM), Fidelity Investments Japan (FIJ) and and Fidelity Investments International (FII), investment managers various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorize unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate

notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be tak to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiar: or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: SURFCONTROL PLC Amendment No 25

CURRENT OWNERSHIP PERCENTAGE: 7.16%

TOTAL SHARES HELD 2,141,007

SHARES IN ISSUE: 29,919,072

CHANGE IN HOLDINGS SINCE
LAST FILING: +332,634 ORDINARY SHARES

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
73,534	FPM	NORTHERN TRUST LONDON
71,723	FPM	JP MORGAN, BOURNEMOUTH
60,800	FPM	MELLON BANK
57,623	FPM	BANK OF NEW YORK BRUSSELS
26,566	FPM	STATE STR BK AND TR CO LNDI
14,700	FPM	CLYDESDALE BANK PLC
6,100	FMRCO	BROWN BROTHERS HARRIMAN ANI
377,607	FISL	JP MORGAN, BOURNEMOUTH
1,247,185	FIL	BROWN BROS HARRIMN LTD LUX
61,300	FIL	JP MORGAN, BOURNEMOUTH
23,300	FIL	BANK OF NEW YORK BRUSSELS
17,400	FIL	STATE STR BK AND TR CO LNDI
3,130	FIL	NORTHERN TRUST LONDON
100,039	FII	BANK OF NEW YORK EUROPE LDI

END

HOLBXGDCGUGGGUU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7516Q
Surfcontrol PLC
02 September 2005

To: SurfControl plc
Dated: September 1, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the Act), that:

(a) as at August 30 JANA Partners LLC was interested for the purposes of th Act in 1,047,141 ordinary shares of £0.1 nominal value each comprised : the relevant share capital, as defined in section 198(2) of the Act, of SurfControl plc (the Relevant Shares);

(b) JANA Master Fund Ltd. and JANA Piranha Master Fund Ltd. are the registered holders of all of the Relevant Shares. JANA Partners LLC is investment manager of JANA Master Fund Ltd. and JANA Piranha Master Fun Ltd. and beneficially owns all of the Relevant Shares;

(c) All of the Relevant Shares are shares in which JANA Partners LLC is interested by virtue of section 208(5) of the Act.

From: JANA Partners LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGCGDCBUGGGUD

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:3206Q
Surfcontrol PLC
22 August 2005

SURFCONTROL PLC
Notice of Results

London, England (August 22, 2005) - SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, wi be reporting financial results for the fourth quarter and full year ended 3(June 2005 on Tuesday 6 September 2005.

An analyst briefing will be held on the day at 9.30am in London. Analysts wh wish to attend should contact Caroline Evans-Jones at ICIS at caroline@icisnet.com or on +44 (0) 20 7651 8688.

There will be a conference call at 1pm Eastern Standard Time for US analysts Analysts wishing to register for the call should contact Amy Savage of SurfControl at amy.savage@surfcontrol.com or on +1 831.440.2621.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layer Threat Protection(SM). The Company has redefined traditional "filtering" int unified set of Web, e-mail and messaging security solutions that continuous filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence(SM) from its Global Threat Experts(SM) to respond quickly with automatic, proactive security updates tc protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcir regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fur information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such

forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
NORPKCKKOBKDPFD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1292Q
Surfcontrol PLC
15 August 2005

Letter to: SurfControl plc
Dated: 10 August 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 08 August 2005, The Gol Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,903,973 shares.

Of these 1,903,973 shares:

- The interest in 1,825,713 shares arose from the interest held by Goldma Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian. These shares are, or will be, registered in the name of Gold Sachs Securities (Nominees), Limited;
- The interest in 78,260 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS I These shares are, or will be, registered at CREST in account CREPTEMP.

From: The Goldman Sachs Group, Inc.

END

HOLBIGDIRGBGGUU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9574P
Surfcontrol PLC
10 August 2005

LETTER TO: SURFCONRTOL PLC
DATED: 5 AUGUST 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SURFCONTROL PLC (THE "COMPANY")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 04 August 2005, The Gol
Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was
interested by attribution only, in a total of 1,634,101 shares.

Of these 1,634,101 shares:

- The interest in 1,565,518 shares arose from the interest held by Goldr Sachs & Co., a wholly-owned subsidiary of GS Inc, acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities Nominees), Limited;

- The interest in 68,583 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS These shares are, or will be, registered at CREST in account CREPTEMP.

LETTER FROM: GOLDMAN SACHS GROUP, INC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBDGDICSBGGUG

Financial Announcements

RECEIVED
2006 JUN 28 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6691P
Surfcontrol PLC
03 August 2005

To: SurfControl PLC
Dated: August 2, 2005

This letter is to inform you that investment funds managed by Porter, Orlin, LLC. currently hold 2,783,420 shares of SurfControl, Plc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 8.95% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed b have increased their shareholding by 1% since our last notification on Febru 10, 2005.

Please contact our Chief Financial Officer Bill Verdi (212-484-5008) should have any questions.

From: Geoffrey Hulme
Porter, Orlin LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGGDISDGGGUX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0008P
Surfcontrol PLC
18 July 2005

Amendment 24

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Compai (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank whi(acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISI Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Kore Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment compai and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized ui trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edv C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise c such rights, or under section 203 of the Act respectively.

Schedule A

Security: Surfcontrol Plc Amendmer

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
100,039	FII	BANK OF NEW YORK EUROPE LDN Tota
1,175,585	FIL	BROWN BROS HARRIMN LTD LUX Total
61,300	FIL	JP MORGAN, BOURNEMOUTH Total
3,130	FIL	NORTHERN TRUST LONDON Total
316,307	FISL	JP MORGAN, BOURNEMOUTH Total
28,123	FPM	BANK OF NEW YORK BRUSSELS Total
8,800	FPM	CLYDESDALE BANK PLC Total
71,723	FPM	JP MORGAN, BOURNEMOUTH Total
17,900	FPM	MELLON BANK Total
9,600	FPM	NORTHERN TRUST LONDON Total
15,866	FPM	STATE STR BK AND TR CO LNDN (S Tc
1,808,373		Grand Total Ordinary Shares

Current ownership: 6.04%

Shares In Issue: 29,919,072

Change in holdings since last filing +13,747 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

HOLBUGDRBSBGGUI

Financial Announcements

REG-Surfcontrol PLC Trading Update

RNS Number:7103O
Surfcontrol PLC
11 July 2005

SurfControl plc ("SurfControl" or "the Company")
Trading Update

SurfControl consolidates its solid financial position with revenues, prof:
and cash meeting FY 05 expectations

London, England (July 11th, 2005) - SurfControl plc (London: SRF) a world leading Internet Security company providing Enterprise Threat Protection, tc issued a trading update for the year ended 30 June 2005.

Highlights

- -FY 05 revenue expected to be above the lower end of the previously guide range of $97m to $102m
- -FY 05 pre-exceptional EBITDA expected to be at the lower end of the previously guided range of $16.7m to $17.7m
- -FY 05 billings of $108.2m, compared to $106.6m in FY 04
- -Closing cash at June 30 of $89m, driven by free cash flow in excess of $21m during FY 05

Commenting on the FY 05 trading update, Steve Purdham, CSO and CTO said, "We have met guidance for FY 05, and with the exception of billings growth, all financial metrics of the business continue to be solid: We are cash generat: profitable and have no debt. With the addition of Pat Sueltz to the team we demonstrating that we are serious about growth in the Internet Security marl and in particular in the US market. With our award winning products and appropriate branding and messaging, I am confident about the prospect of fut growth for SurfControl."

Also commenting upon the announcement, Pat Sueltz, CEO said, "I'm delighted have joined SurfControl. Steve and the management team have delivered a significant level of achievement in terms of a global customer base, market leading products and technology, and partnerships with industry leaders. The achievements are underpinned by a solid financial position. SurfControl has exciting prospects because the Internet Security market, and in particular t Unified Threat Management market, is in a dynamic growth period. This is a t of great opportunity for our customers, our stakeholders, and for the globa: SurfControl team."

This trading update contains unaudited financial information. SurfControl's full year audited results will be published on the regularly scheduled date Tuesday September 6th, 2005.

For further information:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CSO and CTO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2530
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layei Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcir regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak onl of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END

TSTEAKXFFLLSEEE

Financial Announcements

RECEIVED
2006 JUN 28 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Executive Responsibilities

RNS Number:5581O
Surfcontrol PLC
06 July 2005

SurfControl plc ("SurfControl" or "the Company")
Change in Executive Responsibilities

London, England (July 6, 2005) - SurfControl plc (London:SRF), today announc that Patrick Jolly, an executive director, has been appointed Executive Vice President, Corporate Development & Legal Affairs, reporting to Patricia Suel Chief Executive Officer, SurfControl, plc. In this new role, Patrick will be responsible for global corporate development and legal affairs. SurfContro Compliance Office will also report to Mr. Jolly.

Patricia Sueltz, CEO of SurfControl commented: "SurfControl has always pursu parallel policy of organic growth and expansion through corporate transactic This change to Patrick's role has been planned for several months. We belie that there are an increasing number of opportunities for SurfControl within Unified Threat Management market and this change is a reflection of the importance we attach to those opportunities. Patrick's background as a lawye and his experience with mergers & acquisitions make him a natural fit for th important new position."

SurfControl UK	+44 (0) 1260 296 200
Steve Purdham, CSO, CTO	steve.purdham@surfcontrol.com
Patrick Jolly, EVP Corporate Development	patrick.jolly@surfcontrol.com
ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl US	+1 831 297 2866
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

About SurfControl : SurfControl plc is a leading provider of enterprise thre protection that shields organizations from known and emerging Internet dange through Layered Threat ProtectionSM. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutic that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcir

regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.co

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements ar reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak onl of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
BOAUNUARVWRBRAR

Financial Announcements

REG-Surfcontrol PLC Director's Interest

RNS Number:3698O
Surfcontrol PLC
01 July 2005

SURFCONTROL PLC ("SurfControl" or "the Company")

Director's Interest in Shares of the Company

SurfControl Plc announces that following her appointment as CEO and a Direct of the Company, the Remuneration Committee of the Board of SurfControl have confirmed that the following equity based incentives have been made to Pat Sueltz :

1. An award of 105,727 shares pursuant to the Company's Long Term Incentive Plan. The share award was calculated at a price per share of £4.75 (the clos mid market share price prior to the date of grant). In accordance with institutional guidelines and as stated in the circular to shareholders datec 20th September 2004 regarding the Long Term Incentive Plan, the award will l released based upon the Total Shareholder Return of the company against that a comparator group measured over a three year period. In addition the Remuneration Committee will ensure that there has been an improvement in the underlying financial performance of the Company before any award is releasec detailed in the circular).

2. A grant of options over 300,000 ordinary shares pursuant to the Company's share option scheme The options were granted at a price of £4.75 (the closir mid market share price prior to the date of grant). The options vest over a three year period in accordance with the scheme rules but are otherwise not subject to any performance criteria.

Simon Wilson

Company Secretary
SurfControl Plc
1 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSILFVSDFILIIE

Financial Announcements

REG-Surfcontrol PLC Board Appointment

RNS Number:3292O
Surfcontrol PLC
01 July 2005

SurfControl plc ("SurfControl" or "the Company")
Board Appointment

SurfControl announces the appointment of Patricia C Sueltz as new CEO.
Steve Purdham to focus on strategy and technology.

London, England (July 1st, 2005) - SurfControl plc (London:SRF), a world lea in Enterprise Internet Threat Protection, today announced the appointment o1 Patricia C Sueltz as CEO and her election to the Board of Directors, with immediate effect.

Patricia Sueltz joins SurfControl from SalesForce.com where she was Presider Global Operations. Prior to this Pat headed up Sun Services, was Executive \ President of Sun Software and a Corporate Officer of Sun Microsystems, Inc 1 four years, having previously held a number of senior positions at IBM, including Technical Assistant to the Chairman and CEO, and a two year assigı in the UK early in her career. Pat has also served as a Board member of Delp and Amgen, both Fortune 500 companies. Pat does not currently hold any othei directorates, nor does she have anything to declare in relation to paragrapł 6.F.2 (b) to (g) of the Listing Rules.

Pat will be based in SurfControl's US Headquarters in Scotts Valley, Califoı

The appointment of Pat Sueltz will allow Steve Purdham to focus on SurfContı strategy and technology as Chief Strategy Officer and Chief Technology Offic In this role Steve will report to Pat Sueltz. Steve will continue to be an executive member of the Board.

Commenting on the new appointment, Steve Purdham, Co-Founder, CSO and CTO o1 SurfControl said: "I am delighted that Pat Sueltz will join SurfControl to l drive our business to the next level of success. I strongly believe that SurfControl has the ability and the ingredients to become a significant glol player in Internet Security. To achieve this we decided to look for a world class executive with the relevant experience and knowledge to drive the bus: to the next stage. I am extremely excited that after an extensive search we attracted someone of Pat's calibre. This is the start of another exciting chapter in the development of SurfControl and I look forward to the future v enthusiasm and confidence".

Greg Lock, Chairman of SurfControl added: "Steve has done a great job in tal SurfControl from inception to being a world leader in the Unified Threat Management market. This is a tremendous achievement for a European based technology company. In order to capitalise fully on this success, Steve and Board agreed that we should boost our management expertise by the appointmeı

an executive who has experience of running and building operations with reve
of billions rather than millions of dollars. Pat Sueltz is recognized as a leading industry player and she has the experience and positioning to lead SurfControl. I am delighted she is joining us as CEO. We are well aware we h
a number of challenges to face. The combination of Pat's software and field experience and drive together with Steve's entrepreneurial flair will significantly strengthen the ability of SurfControl to capture the opportuni
available to us."

Pat Sueltz, CEO of SurfControl commented: "I am very pleased to be joining SurfControl at this time. SurfControl has a strong financial position togetl
with great products, people, partners and customers. It is well placed to ta
advantage of the opportunity in the Unified Threat Management market. This i
exciting time in Internet Security and I believe that we can build on the considerable achievements to date, deliver significant growth and profitabil
for our shareholders, and confirm SurfControl as a market leader. I am looki
forward to this great opportunity."

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CSO, CTO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 297 2866
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

About SurfControl : SurfControl plc is a leading provider of enterprise thre
protection that shields organizations from known and emerging Internet dange
through Layered Threat Protection(SM). The Company has redefined traditiona
"filtering" into a unified set of Web, e-mail and messaging security solutic
that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence(SM) from its Global Threat Experts(SM) to respond quickly with automatic, proactive security updates tc
protect customers. Customers avoid significant business downtime that impact
productivity and the bottom line while limiting legal liability and enforcir
regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu
information and news on SurfControl, please visit http://www.surfcontrol.cor

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans,

intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
BOAPKKKQCBKDAAN

Financial Announcements

REG-Surfcontrol PLC Stmnt re Share Price Movement

RNS Number:2869O
Surfcontrol PLC
30 June 2005

SurfControl plc ("SurfControl or "the Company")
Share price movement

London, England (June 30, 2005) - SurfControl plc (London:SRF), notes the decline in its share price today. The Company is currently in its busiest pe of its business cycle in the run up to the end of its financial year today. Normal volumes of business for this time of year are being experienced. In t normal course, the Company will have visibility of billings for the Quarter the next few days and preliminary indications of revenue and resultant profitability within the next 10 days. The Company will give a further updat if appropriate, at that time.

For further information:

SurfControl UK Steve Purdham, CEO	+44 (0) 1260 296 200 steve.purdham@surfcontrol.com
ICIS Financial PR Tom Moriarty, UK Investor Relations Caroline Evans-Jones	+44 (0) 207 651 8688 tom@icisnet.com caroline@icisnet.com
SurfControl US Simon Wilson, CFO	+1 831 297 2866 simon.wilson@surfcontrol.com

About SurfControl: SurfControl plc is a leading provider of enterprise threa protection that shields organizations from known and emerging Internet dange through Layered Threat ProtectionSM. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security soluti that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcir regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fu information and news on SurfControl, please visit http://www.surfcontrol.co

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

END
SPMILFIVRRIIVIE

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0190O
Surfcontrol PLC
24 June 2005

Amendment 23

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Compai (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank whic acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISI Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), and Fidelit Investments International (FII), investment managers for variou non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelit) International Limited and its direct and indirect subsidiaries or Mr. Edv C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise (such rights, or under section 203 of the Act respectively.

Schedule A

Security: Surfcontrol Plc Amendmer

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
100,039	FII	BANK OF NEW YORK EUROPE LDN Tota
1,179,018	FIL	BROWN BROS HARRIMN LTD LUX Tota
61,300	FIL	JP MORGAN, BOURNEMOUTH Total
3,130	FIL	NORTHERN TRUST LONDON Total
307,427	FISL	JP MORGAN, BOURNEMOUTH Total
15,823	FPM	BANK OF NEW YORK BRUSSELS Total
12,800	FPM	CLYDESDALE BANK PLC Total
71,723	FPM	JP MORGAN, BOURNEMOUTH Total
17,900	FPM	MELLON BANK Total
9,600	FPM	NORTHERN TRUST LONDON Total
15,866	FPM	STATE STR BK AND TR CO LNDN (S
1,794,626		Grand Total Ordinary Shares

Current ownership: 5.99%

Shares In Issue: 29,919,072

Change in holdings since last filing (311,488) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBGDLCDDGGUS

Financial Announcements

RECEIVED
2006 JUN 29 A 10:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3889N
Surfcontrol PLC
9 June 2005

LETTER TO: SURFCONTROL PLC
DATED: 01 JUNE 2005

Below are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the disclosure below constitutes separate notifications of interest which have been combined sol for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. Fo disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

FROM: FIDELITY INVESTMENTS

Amendment 22

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Compa (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank whic acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect

subsidiaries, including Fidelity Investment Services Ltd. (FISI
Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Koreε
Limited (FIA(K)L), Fidelity Investments Management (Hong Kong)
Limited (FIMHK), Fidelity Pension Management (FPM), and Fidelit
Investments International (FII), investment managers for varioι
non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized uı trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelit) International Limited and its direct and indirect subsidiaries or Mr. Edι C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise ‹ such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25th, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiarie and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Surfcontrol Plc Amendment 22

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/
119,339	FII	BANK OF
1,394,087	FIL	BROWN BI

	73,300	FIL	JP MORGA
	3,830	FIL	NORTHERN
	344,050	FISL	JP MORGA
	15,823	FPM	BANK OF
	12,800	FPM	CLYDESDA
	99,519	FPM	JP MORGA
	17,900	FPM	MELLON I
	9,600	FPM	NORTHERN
	15,866	FPM	STATE ST
	2,106,114		Grand To
Current ownership:	6.99%		
Shares In Issue:	30,129,072		
Change in holdings since last filing	(302,495) ordinary shares		

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBLGDLUXGGGUC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RECEIVED
2005 JUN 28 A 10: 5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:2708N
Surfcontrol PLC
07 June 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 7th June 2005, it made market purchases fo treasury purposes of 15,000 of its 10p ordinary shares, at a price of 505p p share.

The total number of ordinary shares held in treasury following these purchas is 1,195,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,919,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUBAQUPAGQM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2127N
Surfcontrol PLC
06 June 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 6th June 2005, it made market purchases fc treasury purposes of 15,000 of its 10p ordinary shares, at a price of 512p p share.

The total number of ordinary shares held in treasury following these purchas is 1,180,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,934,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUGPQUPAGMQ

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1591N
Surfcontrol PLC
03 June 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 3rd June 2005, it made market purchases fc treasury purposes of 12,500 of its 10p ordinary shares, at a price of 514p ɪ share.

The total number of ordinary shares held in treasury following these purchas is 1,165,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,949,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUUWQUPAGMW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1034N
Surfcontrol PLC
02 June 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 2nd June 2005, it made market purchases fc treasury purposes of 12,500 of its 10p ordinary shares, at a price of 515p p share.

The total number of ordinary shares held in treasury following these purchas is 1,153,000. The total number of ordinary shares in issue, net of shares he in treasury is 29,961,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUURWQUPAGMP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0293N
Surfcontrol PLC
01 June 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 1st June 2005, it made market purchases fo treasury purposes of 12,500 of its 10p ordinary shares, at a price of 512p p share.

The total number of ordinary shares held in treasury following these purchas is 1,140,500. The total number of ordinary shares in issue, net of shares he in treasury is 29,974,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUMPQUPAGMG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8966M
Surfcontrol PLC
27 May 2005

Letter to Surfcontrol Plc
Letter dated 26 May 2005

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that the companies the names and addresses of which are se out in the Schedule to this letter have the interests in relevant share capi of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this let

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center

North Tower
250 Vesey Street
New York
NY 10281-1332

Second attachment

Company: SURFCONTROL PLC as of: May 24, 2005

Class of shares: GBp 10 - Common Stock

Each company named below is interested in the aggregate number of the share: identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette: certain further details are also set out below.

		Requisite details in respect of shares addit: to those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest w: section 2(Companies 1985?
Merrill Lynch & Co., Inc	1,915,527	921,490	0
Merrill Lynch Group, Inc	1,890,537	896,500	0

Company Name: Surfcontrol Plc Date: 24th May, 2(

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited
994,037 (3.31%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Benef: Intere (Yes/
Nutraco Nominees Limited (Designated & Undesignated)	485,133		No
Merrill Lynch Pension Nominees	3,171		Yes

Limited A/C NONCERT		
Other Name(s)	505,733	No
TOTAL	994,037	

Letter from Merrill Lynch & Co., Inc

END

HOLBRGDUBXDGGUR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8930M
Surfcontrol PLC
27 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 27th May 2005, it made market purchases fc treasury purposes of 25,000 of its 10p ordinary shares, at a price of 502p p share.

The total number of ordinary shares held in treasury following these purchas is 1,128,000. The total number of ordinary shares in issue, net of shares he in treasury is 29,986,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUBUAUPAGMM

Financial Announcements

RECEIVED
2006 JUN 28 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:8300M
Surfcontrol PLC
26 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 26th May 2005, it made market purchases fc treasury purposes of 10,000 of its 10p ordinary shares, at a price of 500p ı share.

The total number of ordinary shares held in treasury following these purchas is 1,103,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,011,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUURCAUPAGQQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8100M
Surfcontrol PLC
26 May 2005

SurfControl plc (the "Company")

The Company has received notification from Merrill Lynch, and its direct and indirect subsidiaries.

Letter to SurfControl plc dated 25 May 2005

Companies Act 1985 ss 198-202 (as amended)

We wish to notify you, by reason of the provisions of section 203 of the abc Act, that the companies, the names and addresses of which are set out in the Schedule to this letter no longer have a notifiable interest as previously disclosed by us and we should be grateful if you would treat this letter as making such disclosure on its behalf.

If you have any queries regarding the contents of this letter, please contac Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Duly authorised for and on behalf of the notifying companies

Letter from Merrill Lynch & Co. Inc.

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

END
HOLBDGDUXXDGGUL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7756M
Surfcontrol PLC
25 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 25th May 2005, it made market purchases fc treasury purposes of 25,000 of its 10p ordinary shares, at a price of 490p I share.

The total number of ordinary shares held in treasury following these purchas is 1,093,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,021,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUURWAUPAGMA

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7302M
Surfcontrol PLC
25 May 2005

Letter to Surfcontrol Plc
Letter dated 23 May 2005

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section : of the above Act, that the companies the names and addresses of which are s€ out in the Schedule to this letter have the interests in relevant share cap: of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this let

Company Name: Surfcontrol Plc Date: 19 May, 200!

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited
995,337 (3.31%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Benef: Intere (Yes,
Nutraco Nominees Limited (Designated & Undesignated)	485,133		No
Merrill Lynch Pension Nominees Limited A/C NONCERT	4,471		Yes
Other Name(s)	505,733		No
TOTAL	995,337		

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Second attachment

Company: SURFCONTROL PLC as of: May 19, 2005

Class of shares: GBp 10 - Common Stock

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter certain further details are also set out below.

		Requisite details in respect of shares additi to those shown in the first attachment	
Company	Aggregate number of shares	Number and (if known) registered	Interest w section 2(

	interested in	holder	Companies 1985?
Merrill Lynch & Co., Inc	1,898,447	903,110	0
Merrill Lynch Group, Inc	1,891,637	896,500	0

Letter from Merrill Lynch & Co., Inc

END

HOLBGGDUUDDGGUU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5983M
Surfcontrol PLC
20 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 20th May 2005, it made market purchases fo treasury purposes of 15,000 of its 10p ordinary shares, at a price of 490p p share.

The total number of ordinary shares held in treasury following these purchas is 1,068,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,046,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUCUAUPAGMU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4811M
Surfcontrol PLC
18 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 18th May 2005, it made market purchases fc treasury purposes of 20,000 of its 10p ordinary shares, at a price of 494p ғ share.

The total number of ordinary shares held in treasury following these purchas is 1,053,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,061,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUGAAUPAGQR

Financial Announcements

RECEIVED
2006 JUN 28 A 10: 02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:4263M
Surfcontrol PLC
17 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 17th May 2005, it made market purchases fo treasury purposes of 25,000 of its 10p ordinary shares, at a price of 490p p share.

The total number of ordinary shares held in treasury following these purchas is 1,033,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,081,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUCGAUPAGMM

Financial Announcements

REG-Surfcontrol PLC Analyst Briefing

RNS Number:3829M
Surfcontrol PLC
17 May 2005

SurfControl plc ("SurfControl" or the "Company")

Analyst Briefing

London, England (May 17, 2005) - SurfControl plc (London: SRF), a world leac Internet Security company delivering multiple layers of threat protection tc shield organizations from known and emerging Internet threats, announces thi is hosting an analyst briefing on Wednesday 18 May 2005 in Redwood City, CA, which will be repeated in London on Friday 20 May 2005. The briefings will provide insight into the Company's view of the developing trends in Enterpr: Threat Protection and its own technology roadmap, with particular reference the Unified Threat Management market and the Company's recently launched Enterprise Protection SuiteTM. A demonstration of the Company's new Enterpr: Threat ShieldTM will also be given. The management will not be commenting or current trading.

Copies of the presentations will be available from the investor section of t Company website at http://www.surfcontrol.com/company/investors from 10am (I Wednesday 18.

US Briefing: Wednesday 18 May, 10am. Hotel Sofitel, 223 Twin Dolphin Drive, Redwood City, CA 94065.

UK Briefing: Friday 20 May, 10.15am. ICIS, Aldermary House 10-15 Queen Stree London, EC4N 1TX.

For further information and to confirm attendance at one of these two events please contact the appropriate in-country person below.

SurfControl UK	+44 (0) 1260 296 200
Steve Purdham, CEO	steve.purdham@surfcontrol.com
ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl US	+1 831 440 2621
Simon Wilson, CFO	simon.wilson@surfcontrol.com
Loree Mackie, US Investor Relations	loree.mackie@surfcontrol.com

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layei Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcii regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fui information and news on SurfControl, please visit http://www.surfcontrol.coi

END
MSCUBRKRVORVARR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:3586M
Surfcontrol PLC
16 May 2005

LETTER TO: SURFCONTROL PLC
13 MAY 2005

Below are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the disclosure below constitutes separate notifications of interest which have been combined sol for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere

These disclosures are made in the interest of conformity with the Companies The Interest detailed herein was acquired solely for investment purposes. F disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

FROM: FIDELITY INVESTMENTS

Amendment 21

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Compa (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank whi acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect

subsidiaries, including Fidelity Investment Services Ltd. (FISI
Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Koreа
Limited (FIA(K)L), Fidelity Investments Management (Hong Kong)
Limited (FIMHK), Fidelity Pension Management (FPM), and Fidelit
Investments International (FII), investment managers for variou
non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edv C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise c such rights, or under section 203 of the Act respectively.

Catherine Chau
Senior Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25th, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiarie and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Surfcontrol Plc Amendment 21

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/
142,279	FII	BANK OF
1,602,011	FIL	BROWN BI

86,000	FIL	JP MORG/
5,630	FIL	NORTHERI
395,901	FISL	JP MORG/
8,723	FPM	BANK OF
12,800	FPM	CLYDESD/
108,899	FPM	JP MORG/
17,900	FPM	MELLON I
12,600	FPM	NORTHERI
15,866	FPM	STATE S
2,408,609		Grand T

Current ownership: 7.99%

Shares In Issue: 30,129,072

Change in holdings since last filing (180,581) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBUGDUCUBGGUL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3630M
Surfcontrol PLC
16 May 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 16th May 2005, it made market purchases fc treasury purposes of 25,000 of its 10p ordinary shares, at a price of 494p ɪ share.

The total number of ordinary shares held in treasury following these purchas is 1,008,000. The total number of ordinary shares in issue, net of shares he in treasury is 30,106,572.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUURWAUPAGQQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0156M
Surfcontrol PLC
6 May 2005

Letter to Surfcontrol Plc
Dated 5 May 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 -SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 03 May 2005, The Goldma
Sachs Group, Inc. ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, w
interested, by attribution only, in a total of 1,532,123 shares.

Of these 1,532,123 shares:

- The interest in 1,424,792 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custoc These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 107,331 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBRGDUGBGGGUL

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9258L
Surfcontrol PLC
5 May 2005

Letter to Surfcontrol Plc
Letter dated 3 May 2005

Companies Act 1985 ss 198-210 (as amended)

This letter serves as notification, by reason of the provisions of section 2 of the above Act, that the companies the names and addresses of which are se out in the Schedule to this letter have the interests in relevant share capi of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this let

SCHEDULE

Part 1

Name	Address
Merrill Lynch Investment Managers Ltd.	33 King William Street London EC4R 9AS
ML Invest Holdings Limited	33 King William Street London EC4R 9AS
ML Invest, Inc	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332

Part 2

Merrill Lynch Group Inc.	World Financial Center North Tower 250 Vesey Street New York NY 10281-1332
Merrill Lynch & Co., Inc.	World Financial Center

North Tower
250 Vesey Street
New York
NY 10281-1332

Company Name: Surfcontrol Plc Date: 29th April,

Class of Shares: 10p Ordinary Shares

Total Interest held by: Merrill Lynch Investment Managers Group Limited
995,337 (3.30%)

Made up as follows:

Registered Holder (if known)	Number of Shares	Investment Management Company (if separately disclosable)	Benef: Intere (Yes,
Nutraco Nominees Limited (Designated & Undesignated)	485,133		No
Merrill Lynch Pension Nominees Limited A/C NONCERT	4,471		Yes
Other Name(s)	505,733		No
TOTAL	995,337		

Second attachment

Company: SURFCONTROL PLC as of: April 29, 2005

Class of shares: GBp 10 - Common Stock

Each company named below is interested in the aggregate number of the share: identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying lette certain further details are also set out below.

		Requisite details in respect of shares addit: to those shown in the first attachment	
Company	Aggregate number of shares interested in	Number and (if known) registered holder	Interest w: section 2(Companies 1985?

Merrill Lynch & Co., Inc	1,999,089	1,003,752	0
Merrill Lynch Group, Inc	1,993,137	997,800	0

Letter from Merrill Lynch & Co., Inc

END

HOLBDGDUGGGGGUU

SurfControl plc announces results for the FY 05 third quarter ending March 31, 2005 View Financials

London, England (April 26, 2005) – SurfControl plc (London: SRF) a world leading Internet Security company delivering multiple layers of threat protection to shield organizations from known and emerging Internet threats, today reported financial results for the third quarter ending March 31, 2005.

Highlights

- Q3 revenue increases 12% year over year to $24.6m
- Deferred revenue increases 21% year over year to $79.5m
- Q3 operating cash flow of $6.9m and DSO of 50 days
- Q3 EBITDA increases 14% year over year to $4.4m
- 30% year over year increase in large deals over $50,000
- 36% sequential growth in RiskFilter appliance shipments
- SurfControl Enterprise Threat Shield launched today at Infosecurity Europe 2005
- New Branding and Messaging developed ready for Q4 launch
- Significant Quarter for Product Awards

Headline Financial Results (US$m)

9 months and Q3 FY2005	Year to Date 31/3/05 $m	Year to Date 31/3/04 $m	% change	3m 31/3/05 $m	3m 31/3/04 $m	% change
Revenue	**71.8**	62.8	+14%	**24.6**	22.0	+12%
Gross margin %	**98%**	99%		**98%**	99%	
Pre-exceptional EBITDA	**12.5**	11.7	+7%	**4.4**	3.9	+14%
Profit before tax	**5.3**	11.8	(55%)	**2.1**	4.4	(52%)
Pro-forma EPS (US cents)	**38.6**	28.3	+36%	**13.5**	9.2	+47%
Basic EPS (US cents)	**14.6**	28.7	(49%)	**6.1**	10.6	(43%)
S&M spend as % of overall revenue	**48%**	50%		**48%**	51%	
Indirect invoicing %	**64%**	58%		**64%**	58%	
Non-Americas revenue %	**38%**	33%		**39%**	35%	
Invoicing	**75.2**	72.4	+4%	**25.8**	25.8	-
Deferred revenue	**79.5**	65.7	+21%			
Cash balance	**87.0**	89.0	(2%)			
Pre-exceptional operating cash flow	**17.2**	23.1	(26%)	**6.9**	8.9	(22%)

Commenting on the results, Steve Purdham, CEO said, "Our Q3 financial results, together with significant operational activity, represent a solid outcome in what is always a seasonally quiet quarter for SurfControl. During the quarter we have made strong progress with new product releases and related messaging. Growth remains our single focus as we invest to enhance products and messaging to address the emerging Unified Threat Management market. We expect to deliver full year results consistent with previous guidance, with EBITDA being towards the lower end of expectations in the range of $16.7m to $17.7m.

This is a very exciting time for SurfControl as we develop and gain value from our leading position in the Unified Threat Management market."

For further information:	
SurfControl UK	**+44 (0) 1260 296 200**
Steve Purdham, CEO	*steve.purdham@surfcontrol.com*

ICIS Financial PR	**+44 (0) 207 651 8688**
Tom Moriarty, UK Investor Relations	*tom@icisnet.com*
Caroline Evans-Jones	*caroline@icisnet.com*
SurfControl US	**+1 831 440 2621**
Simon Wilson, CFO	*simon.wilson@surfcontrol.com*
Lisa Beatty, US Investor Relations	*lisa.beatty@surfcontrol.com*

Third Quarter 2005 Financial Highlights

Revenues for the quarter increased 12% to $24.6m (Q3 04: $22.0m). License revenue represented 18% of total revenue in the quarter (Q3 FY 04: 20%) reflecting a growing customer base and hence a higher proportion of renewal revenues. Revenue for the nine months to March 31, 2005 increased 14% to $71.8m compared to $62.8m for the same period last year. Geographic expansion has continued with non-Americas revenues representing 39% of overall revenues in the quarter (Q3 FY 04: 35%). This change in mix is being driven by a higher rate of growth in revenue in the Non-Americas regions of 24%, compared with 5% in the Americas.

Pre-exceptional EBITDA for the quarter grew 14% to $4.4m (Q3 04: $3.9m). For the nine months to March 31, 2005, pre-exceptional EBITDA grew 7% to $12.5m compared to $11.7m for the same period last year. The improvement in this pro-forma measure of profit reflects continued cost efficiencies in sales and marketing, which more than offset the increased investment in product development.

Amortization of intangibles increased in Q3 as the asset acquisition of Apreo added $0.3m resulting in a total amortization charge of $2.0m (Q3 04: Nil). Intangible assets are amortized over a period of two years and the Apreo acquisition will increase the quarterly charge by $0.9m from Q4 onwards.

As a direct result of the amortization charge of intangible assets and the one-time accounting exceptional item in Q1 05 relating to the onerous lease charge, profit before tax for the quarter declined to $2.1m (Q3 04: $4.4m), and for the nine months to March 31, 2005 declined to $5.3m compared to $11.8m for the same period last year. There were no such corresponding charges in the prior year periods.

Net interest income in the quarter was $0.6m (Q3 FY 04: $0.6m). The effective tax rate for Q3 is 15% and is expected to continue at this rate for the remainder of FY 05.

Pro-forma basic EPS increased 47% to 13.5 cents in the quarter (Q3 FY 04: 9.2 cents) and for the nine months to March 31, 2005 increased 36% to 38.6 cents compared to 28.3 cents for the same period last year. Basic earnings per share was 6.1 cents in the quarter (Q3 FY 04: 10.6 cents) and for the nine months to March 31, 2005 was 14.6 cents compared to 28.7 cents for the same period last year. As is the case for profit before tax, the decline in earnings per share reflects the amortization charge and one-time accounting exceptional item. Full-time Equivalent (FTE) headcount increased to 526, compared to 497 in the preceding quarter (Q3 FY04: 448).

Overall Group invoicing in the quarter was $25.8m (Q3 FY 04: $25.8m). The principal Group invoicing statistics for the third quarter are as follows:

- The proportion of invoicing generated by the channel increased to 64% (Q3 FY 04: 58)
- Customer renewal rates across all the areas of the business remained very strong at the upper end of the targeted range of 70% - 80%
- Sales of bundled threat protection products increased to 26% of total invoicing (Q3 FY 04: 24%)
- The average Corporate invoice value increased to $6,500 (Q3 FY 04: $6,300)
- The value of 3-year contracts as a proportion of invoicing was 34% (Q3 FY 04: 35%)
- There were 54 deals over $50,000 (Q3 04: 41)

- New customer sales represented 24% of invoicing, sales into the customer base 22%, renewals 51%, other sales 3% (Q3 04: 30%, 19%, 47%, and 4% respectively)
- New customer additions were 897 (Q3 04: 1,070)
- RiskFilter sales expanded to 30 units in Q3, a sequential growth of 36% over Q2

Deferred revenue increased annually by 21% to $79.5 (Q2 FY 04: $65.7m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 68% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $6.9m (Q3 04: $8.9m) and for the nine months to March 31, 2005 was $17.2m compared to $23.1m for the same period last year. Free cash flow was $6.1m (Q3 04: $7.0m) and for the nine months to March 31, 2004 was $14.3m compared to $18.7m for the same period last year.

Group DSO was steady at 50 days, and total cash balances ended the quarter at $87.0m (Q3 04: $89.0m), even after the cash outflows relating to the Apreo acquisition of $6.8m and the purchase of own shares. Share purchases totaled $1.6m in Q3, $3.1m in Q2, $4.9m in Q1, and a total of $10.7m since the start of its repurchase program in May 2004. To date, 983,000 shares have been purchased, representing approximately 3.2% of the Company's current issued share capital. The Company intends to continue to purchase shares during FY 05 within the bounds of free cash flow and the authority given to the Board by shareholders. For the foreseeable future, the Company intends to retain the purchased shares in Treasury.

Corporate Highlights

We are pleased with the results for the seasonally quiet third quarter. This steady progress reflects historical trends and is in line with our expectations. Within the quarter we have seen some significant market developments that strengthen our competitive position. In addition, there has been much activity in product development, branding and corporate messaging leading to the launch of the SurfControl Enterprise Threat Shield today at Infosecurity Europe 2005 at Olympia in London.

The IT Sector – Increased focus on security

The Internet is critical to organizations worldwide. It is also their biggest security threat. Malicious threats such as spam, phishing and spyware constantly and cumulatively assault companies - with new threats emerging almost daily. These threats impact employee productivity, drain network resources, create financial losses and increase liability and risks.

In response to this phenomenon, the world's leading software developers and major corporations have placed security as a number one priority. Our original vision is becoming a reality in the market, strengthening our competitive position where others are being left behind.

Redefining Traditional Filtering – Introducing Unified Threat Protection

The change in the market is being driven by the changes in the 'threat landscape' and the desire of more customers to achieve maximum protection from existing and emerging threats with the minimum number of vendors. Customers want what is becoming known as Unified Threat Protection (UTP) or Unified Threat Management (UTM).

Recognising this change in the market, SurfControl has redefined traditional "filtering". We offer a unified set of Web, e-mail and messaging security solutions that deliver multiple layers of threat protection. This best of breed suite of products can be used both independently and with Strategic Partners to create a new generation of appliance and software solutions. For example, we have just signed an agreement with Network Engines Inc to preload SurfControl Web Filter for Microsoft ISA2004 on their new high performance 'NS-Series' Microsoft

ISA2004 appliances providing extended channel opportunities.

The impact of these changes is significant, and development and marketing spend is being directed towards addressing these shifts in market demand. For example the Firewall appliance market is expected to grow from $1.5bn to $2bn by 2008. However the definition of a Firewall appliance is shifting – IDC expect that by 2008, 80% of Firewall Appliances will be Unified Threat Management Appliances.

We have anticipated these changes. Our investment in products and reach has broadened our portfolio of products and widened our capabilities, especially in relation to strategic partnerships. We are well positioned to deliver what the market is increasingly demanding.

An example of this will be the launch this week of our SurfControl Enterprise Threat Shield, which will stop endpoint threats such as Spyware, Games, IP, P2P and specific custom threats. The underlying technology of our Enterprise Threat Shield is the technology acquired from Apreo in March.

The SurfControl Solution – the EnterpriseProtection Suite

Over the last two quarters, we have been integrating our products into the SurfControl Enterprise Protection Suite, and in parallel, building and refining our messaging at the Product, Company and Market level.

SurfControl's Enterprise Protection Suite has redefined traditional "filtering" by offering a unified set of Web, e-mail and messaging security solutions that deliver multiple layers of threat protection. As the culmination of years of product development and expansion of our product set, the Enterprise Protection Suite will provide the following components:

- Web filter
- E-mail filter
- Enterprise Threat Shield
- Mobile filter
- RiskFilter.

These components can be sold as individual components or as groups of components to form the core of Unified Threat Protection systems. Further details of our new branding and positioning will be released in the coming quarters.

Adaptive Threat Intelligence Service – Central to Annuity Revenue Streams

SurfControl shields customers against emerging threats with its Adaptive Threat Intelligence Service™ delivered via its Global Threat Experts℠ who respond quickly and accurately with automatic security updates. This subscription update service is a major feature of the Enterprise Protection Suite.

SurfControl's Adaptive Threat Intelligence Service™ powers the SurfControl Enterprise Protection Suite to proactively identify and stop threats as they attempt to enter or exit an enterprise. The Adaptive Threat Intelligence Service™ combines AI technologies, industry leading databases and a global team of threat detection experts to provide automatic security updates against emerging threats before they impact the enterprise.

SurfControl customers avoid significant business downtime that can impact productivity and the bottom line, while also limiting their legal liability and enforcing regulatory compliance and confidentiality. It is this critical customer service that provides significant competitive differentiation, annuity billing streams and forward revenue visibility

New Business and Awards

During the quarter, SurfControl added over 897 new customers. Reflecting our international presence, new customers included Thales Telecommunications, Volkswagen UK, Skandia, Telewest, Homebase Ltd, Caradon, Queensland Department of Tourism Fair Trading & Wine, Gold Coast City Council, New Zealand Ministry of Foreign Affairs and Trade.

During the quarter, we have increased the effectiveness of the reseller channel, recruited new resellers such as Cable and Wireless and Digital China, and completed a review of all gold and platinum resellers. We have won significant new customers through the channel including Cadbury Schwepps, Sempra Energy and Iowa Health System. Also, SurfControl was named a 2005 CRN Channel Champion in the Anti-Spam category. The channel represented 64% of invoicing in the quarter compared with 54% in the same quarter last year.

As testament to the quality of our products, we won the following awards during the quarter, once again beating all our relevant competitors: SC Magazine for Best Anti-spam solution, a Five Star review from the CRN Test Center, MS Exchange Five Star Gold Award, the CRN Channel Champion Award, and Product Line Strategy Leadership of the Total Content Filtering Market from Frost & Sullivan.

Analyst Teach-in

On May 20, 2005 SurfControl will be hosting its yearly analyst teach-in in London. The teach-in will cover the Company's view of the developing trends in the IT security market and our technology roadmap.

Outlook

Our Q3 financial results, together with significant operational activity, represent a solid outcome in what is always a seasonally quiet quarter for SurfControl. During the quarter we have made strong progress with new product releases and related messaging. Growth remains our single focus as we invest to enhance products and messaging to address the emerging Unified Threat Management market. We expect to deliver full year results consistent with previous guidance, with EBITDA being towards the lower end of expectations in the range of $16.7m to $17.7m.

This is a very exciting time for SurfControl as we develop and gain value from our leading position in the Unified Threat Management market.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layered Threat Protection℠. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat Intelligence℠ from its Global Threat Experts℠ to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impacts productivity and the bottom line while limiting legal liability and enforcing regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UKGAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information.

SurfControl plc

Un-audited Group profit and loss account for the nine months ended 31 March 2005	**Notes**	**31 March 2005**	31 March 2004
		$'000	$'000
Turnover	2	**71,763**	62,845
Cost of sales		**(1,111)**	(932)
Gross profit		**70,652**	61,913
Selling and distribution costs		**(34,602)**	(31,648)
Research and development		**(9,260)**	(6,890)
General and administrative costs		**(14,266)**	(12,009)
Exceptional item-onerous lease charge	3	**(1,648)**	-
Amortisation of intangible assets and depreciation		**(7,240)**	(1,321)
Equity based compensation charge		**(149)**	113
Total administrative expenses		**(32,563)**	(20,107)
Operating profit		**3,487**	10,158
Proceeds from disposal of business		**-**	313
Net interest receivable		**1,763**	1,361
Profit on ordinary activities before taxation		**5,250**	11,832
Tax on profit on ordinary activities	5	**(795)**	(2,976)
Profit on ordinary activities after taxation		**4,455**	8,856
Basic earnings per ordinary share (cents)	4	**14.63**	28.70
Diluted earnings per ordinary share (cents)	4	**14.47**	28.07

Reconciliation of profit on ordinary activities after taxation to
Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

Profit on ordinary activities after taxation		**4,455**	8,856
Equity based compensation charge		**149**	(113)
Amortisation of intangible assets		**5,513**	-
Exceptional item-onerous lease charge		**1,648**	-
Pro-forma Profit		**11,765**	8,743
Basic pro-forma Profit per ordinary share (cents)	4	**38.64**	28.33

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, equity based compensation provision, and after proceeds from disposal of business):

Pro-forma Profit	**11,765**	8,743
Tax on profit on ordinary activities	**795**	2,976
Depreciation	**1,727**	1,321
Net interest receivable	**(1,763)**	(1,361)
EBITDA	**12,524**	11,679

SurfControl plc
Results for the FY 05 third quarter ending March 31, 2005

Un-audited Group profit and loss account for the three months ended 31 March 2005	Notes	31 March 2005	31 March 2004
		$'000	$'000
Turnover	2	**24,637**	22,027
Cost of sales		**(403)**	(318)
Gross profit		**24,234**	21,709
Selling and distribution costs		**(11,818)**	(11,298)
Research and development		**(3,318)**	(2,499)
General and administrative costs		**(4,718)**	(4,185)
Amortisation of intangible assets and depreciation		**(2,641)**	(472)
Equity based compensation charge		**(218)**	433
Total administrative expenses		**(10,895)**	(6,723)
Operating profit		**1,521**	3,688
Proceeds from disposal of business		**-**	130
Net interest receivable		**622**	566
Profit on ordinary activities before taxation		**2,143**	4,384
Tax on profit on ordinary activities		**(318)**	(1,108)
Profit on ordinary activities after taxation		**1,825**	3,276
Basic earnings per ordinary share (cents)		**6.05**	10.59
Diluted earnings per ordinary share (cents)		**5.97**	10.45

Reconciliation of profit on ordinary activities after taxation to
Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

Profit on ordinary activities after taxation	**1,825**	3,276
Equity based compensation charge	**218**	(433)
Amortisation of intangible assets	**2,037**	-
Pro-forma Profit	**4,080**	2,843
Basic pro-forma Profit per ordinary share (cents)	**13.53**	9.19

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, equity based compensation provision
and after proceeds from disposal of business):

Pro-forma Profit	**4,080**	2,843
Tax on profit on ordinary activities	**318**	1,108
Depreciation	**604**	472
Net interest receivable	**(622)**	(566)
EBITDA	**4,380**	3,857

Un-audited Group statement of total recognised gains and losses for the nine months ended 31 March 2005

	31 March 2005 $'000	31 March 2004 $'000
Profit on ordinary activities after taxation	**4,455**	8,856
Unrealised exchange difference on translation	**175**	3,686
Total recognised gains relating to the financial period	**4,630**	12,542

Un-audited Group statement of total recognised gains and losses for the three months ended 31 March 2005

	31 March 2005 $'000	31 March 2004 $'000
Profit on ordinary activities after taxation	**1,825**	3,276
Unrealised exchange difference on translation	**(297)**	1,179
Total recognised gains relating to the financial period	**1,528**	4,455

Un-audited Group balance sheet
at 31 March 2005

	Notes	31 March 2005 $'000	31 March 2004 $'000
Fixed assets			
Intangible assets	6	**14,045**	-
Tangible assets		**4,216**	3,820
		18,261	3,820
Investments		**33**	31
		18,294	3,851
Current assets			
Stocks		**1**	-
Debtors	7	**31,322**	22,276
Cash at bank and in hand	13	**87,032**	89,013
		118,355	111,289
Creditors: amounts falling due within one year	8	**(77,993)**	(58,120)
Net current assets		**40,362**	53,169
Total assets less current liabilities		**58,656**	57,020
Creditors: amount falling due after more than one year	9	**(26,115)**	(21,710)
Net assets		**32,541**	35,310
Capital and reserves			
Equity share capital		**5,031**	5,012
Called up share capital	10	**5,031**	5,012
Share premium account	10	**3,977**	3,162
Capital redemption reserve	10	**882**	882
Profit and loss account	10	**22,651**	26,254
Equity shareholders' funds		**32,541**	35,310

SurfControl plc
Un-audited Group statement of cash flows
for the nine months ended 31 March 2005

	Notes	31 March 2005 $'000	31 March 2004 $'000
Net cash inflow from operating activities before exceptional item	11	**17,200**	23,083
Exceptional cash outflow from operating activities		**(474)**	-
Net cash inflow from operating activities after exceptional item		**16,726**	23,083
Returns on investments and servicing of finance	12	**1,850**	1,406
Taxation		**(2,439)**	(4,305)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,812)**	(1,532)
Sale of tangible fixed assets		**-**	7
Net cash outflow from capital expenditure and financial investment		**(1,812)**	(1,525)
Acquisitions and disposals			
Purchase of subsidiary undertaking		**(6,847)**	-
Proceeds from disposal of business		**-**	313
Net cash inflow from acquisitions and disposals		**(6,847)**	313
Net cash inflow before management of liquid resources and financing		**7,478**	18,972
Management of liquid resources	13	**6,937**	(18,236)
Financing			
Proceeds from share issue		**233**	3,149
Purchase of own shares for treasury		**(9,808)**	-
Re-payment of capital element of finance lease and hire purchase contracts	13	**(15)**	(33)
Net cash inflow from financing		**(9,590)**	3,116
Increase in cash in the period	13	**4,825**	3,852

Notes to the un-audited financial statements for the nine months ended 31 March 2005

1. Basis of preparation
The financial statements have been prepared on the basis of accounting policies set out in the Group's audited financial statements for the year ended 30 June 2004.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the nine months ended 31 March 2004 and 31 March 2005 are un-audited.

2. Turnover analysis

Turnover by product group
During the periods under review the Group had several products that protect companies from Internet threats arising from the use of the Web, E-mail, instant messaging and peer-to-peer, and which constitute a single product group.

Turnover by destination	9 months ended 31 March 2005	9 months ended 31 March 2004
	$'000	$'000
United Kingdom	14,176	11,493
Mainland Europe	6,401	5,163
Americas	44,151	41,927
Rest of the World	7,035	4,262
	71,763	62,845

Turnover by destination	3 months ended 31 March 2005	3 months ended 31 March 2004
	$'000	$'000
United Kingdom	4,828	4,358
Mainland Europe	2,288	1,924
Americas	15,020	14,262
Rest of the World	2,501	1,483
	24,637	22,027

3 Exceptional item-onerous lease charge	31 March 2005	31 March 2004
	$'000	$'000
Rent on vacant offices	1,648	-

During the period SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to profit and loss account in the period.

4. Earnings per share
Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 March 2005 $'000	31 March 2004 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**4,455**	8,856
Basic weighted average ordinary shares in issue	**30,444,251**	30,860,108
Dilutive effect of share options	**350,608**	694,952
Diluted weighted average ordinary shares in issue	**30,794,859**	31,555,060
Basic earnings per ordinary share (cents)	**14.63**	28.70
Diluted earnings per ordinary share (cents)	**14.47**	28.07

Basic pro-forma profit per ordinary share is calculated as follows:

	31 March 2005 $'000	31 March 2004 $'000
Pro-forma profit	**11,765**	8,743
Basic weighted average ordinary shares in issue	**30,444,251**	30,860,108
Basic pro-forma profit per ordinary share (cents)	**38.64**	28.33

Own shares held in treasury by the Company of 983,000 (31 March 2004:nil) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities	31 March 2005 $'000	31 March 2004 $'000
US Federal and state tax	**(152)**	(536)
Non US Corporation tax	**(1,284)**	(2,767)
Adjustments in respect of previous years	**(99)**	5
Total current tax charge	**(1,535)**	(3,298)
Deferred tax	**740**	322
Total tax charge	**(795)**	(2,976)

6. Intangible assets	**Intellectual Property $'000**	**Goodwill $'000**	**Total $'000**
Cost:			
At 1 July 2004	13,194	711	13,905
Additions	6,997	7	7,004
At 31 March 2005	20,191	718	20,909
Amortisation:			
At 1 July 2004	1,283	68	1,351
Provided during the period	5,239	274	5,513
At 31 March 2005	6,522	342	6,864
Net book value at 31 March 2005	**13,669**	**376**	**14,045**
Net book value at 31 March 2004	-	-	-

The intellectual property relates to the written down provisional value of the following acquired technologies:

	$'000
Linux based appliance technology (acquired April 2004)	6,963
Spyware and extended threat protection technology (acquired February 2005-see below)	6,706

The provisional written down value of goodwill at 31 March 2005 relates to a sales and distribution operation based in China, which was acquired with the appliance technology. The intangible assets are being amortised to profit and loss account over twenty four months from the acquisition date, with the exception of the provisional value of goodwill arising on the acquisition of assets relating to the software engineering operation in Israel which were acquired with the Spyware technology. This goodwill was immediately written off to profit and loss account in the period on the basis that the amount involved was insignificant.

Acquisition of Spyware and extended threat protection technology and software engineering operation in Israel

On 28 February 2005 the Group completed the purchase of Spyware and extended threat protection technology from Apreo Ltd, together with assets relating to a software engineering operation in Israel. The aggregate consideration was $7,014,000, comprising $6,820,000 purchase consideration and acquisition costs of $194,000. Included in the purchase price is deferred consideration of $70,000 in respect to a sales related earn-out payable in February 2006.

An analysis of the book and provisional fair value of assets and liabilities is given below:

	Book value	Fair value adjustment	Provisional fair values
	$'000	$'000	$'000
Intellectual property	-	-	6,997
Net assets of Israeli based software engineering operation:			
Fixed assets	17	(7)	10
Goodwill (written off in the period)			7
			7,014
Total cost was settled by:			
Cash consideration including costs			6,944
Deferred consideration (payable in cash or treasury shares)			70
			7,014

7. Debtors	**31 March 2005 $'000**	31 March 2004 $'000
Trade debtors	**17,194**	14,986
Other debtors	**102**	50
Taxation recoverable	**2,345**	-
Deferred tax assets	**7,775**	4,630
Prepayments and accrued income	**3,906**	2,610
	31,322	22,276

8. Creditors: amounts falling due within one year	**31 March 2005 $'000**	31 March 2004 $'000
Trade creditors	**2,855**	1,991
Corporation tax	**6,386**	3,824
Taxes and social security costs	**1,775**	1,543
Accruals	**8,816**	6,405
Deferred income	**53,948**	44,338
Obligations under finance leases and hire purchase contracts	**20**	19
Deferred consideration on acquisition of subsidiary undertaking	**4,193**	-
	77,993	58,120

9. Creditors: amounts falling due after more than one year	31 March 2005 $'000	31 March 2004 $'000
Deferred income	**25,563**	21,372
Obligations under finance leases and hire purchase contracts	**8**	27
Equity based compensation provision (employment tax)	**544**	311
	26,115	21,710

10. Share capital and reserves	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Profit and loss reserve $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	4	-	174	-	178
Retained profit for the period	-	-	-	4,455	4,455
Purchase of own shares for treasury	-	-	-	(9,537)	(9,537)
Un-realised exchange difference on re-translation	-	-	-	175	175
Equity based compensation	-	-	-	66	66
As at 31 March 2005	**5,031**	**882**	**3,977**	**22,651**	**32,541**
As at 31 March 2004	5,012	882	3,162	26,254	35,310

The Company holds 983,000 of its own shares in treasury for the sum of $10,649,000, which were purchased at an average price of £5.87 ($10.83) including costs. During the period 877,000 shares were purchased at a cost of $9,537,000, and at an average price of £5.87 ($10.87).
An amount of $66,000 in respect to the net of tax cost of long term incentive share rights, has been charged to the profit and loss account within the equity based compensation charge, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows	31 March 2005 $'000	31 March 2004 $'000
Operating profit	**3,487**	10,158
Exceptional item-onerous lease charge	**1,648**	-
Operating profit before exceptional item	**5,135**	10,158
Depreciation	**1,727**	1,321
Amortisation of intangible assets	**5,513**	-
Loss on sale of tangible fixed assets	**12**	4
Decrease in stocks	**68**	-
Decrease in debtors	**2,839**	2,733
Increase in creditors	**1,906**	8,867
Net cash inflow from operating activities before exceptional item	**17,200**	23,083

12. Returns on investments and servicing of finance	31 March 2005 $'000	31 March 2004 $'000
Finance lease and hire purchase interest paid	(3)	(8)
Bank interest paid	(1)	(2)
Other interest paid	(21)	(8)
Bank interest received	1,875	1,424
Net cash inflow from returns on investment and servicing of finance	**1,850**	1,406

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 31 March 2005 $'000	At 31 March 2004 $'000
Overnight cash balances and cash in hand	50,518	(6,937)	907	**44,488**	40,709
Term deposits	36,959	4,825	760	**42,544**	48,304
Cash at bank and in hand	87,477	(2,112)	1,667	**87,032**	89,013
Finance leases	(41)	15	(2)	**(28)**	(46)
Net funds	87,436	(2,097)	1,665	**87,004**	88,967

SurfControl®

Enterprise Threat Protection


Enterprise Threat Shield
RiskFilter
daptive Threat Intelligence
E-mail Filte
Web Filter

SurfControl®

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

SurfControl®

Highlights Q3 FY05

- Q3 revenue increases 12% year over year to $24.6m
- Deferred revenue increases 21% year over year to $79.5m
- Q3 EBITDA increases 14% year over year to $4.4m
- Q3 operating cash flow of $6.9m and DSO of 50 days
- 30% year over year increase in large deals over $50,000
- 36% sequential growth in RiskFilter appliance shipments
- Significant Quarter for Product Awards
- SurfControl Enterprise Threat Shield launched today at InfoSec UK
- New Branding and Messaging developed ready for Q4 launch

SurfControl®

Simon Wilson
Chief Financial Officer

SurfControl®

Summary P&L Results for Q3 FY 2005

$000	Q3 05	% of Rev	Q3 04	% of Rev	% change
Total revenue	24,637		22,027		12%
Gross profit	24,234	98%	21,709	99%	
Selling & distribution costs	(11,818)	48%	(11,298)	51%	5%
Research & development costs	(3,318)	13%	(2,499)	11%	33%
General & administrative expenses	(4,718)	19%	(4,185)	19%	13%
Amortisation of intangible assets	(2,037)		0		
Depreciation	(604)		(472)		
Equity based compensation charge	(218)		433		
Total expenses	(22,713)		(18,021)		
Operating profit	1,521	6%	3,688	17%	
Profit on disposal of business	0		130		
Net interest receivable	622		566		
Profit before taxation	2,143	9%	4,384	20%	
Taxation	(318)		(1,108)		
Profit after tax	1,825	7%	3,276	15%	
Basic earnings per ordinary share (cents)	6.1		10.6		

Highlights

* Revenues up 12% year-on-year
* License revenue is 18% of total revenue (Q3 04: 20%)
* Pre-exceptional EBITDA up 14% y-on-y to $4.4m or 18% of revenue (Q3 04: $3.9m, 18%)
* Pro-forma EPS up 47% to 13.5 cents (Q3 04: 9.2 cents)
* Estimated effective tax rate of 15%

SurfControl®

Revenue Analysis Q3 FY 05


Revenue by Type
18%
82%
License
Subscription


Revenue by Geography
10%
9%
20%
61%
Americas
UK
Mainland Europe
Rest of World


Revenue Visibility
11%
18%
71%
License
Deferred Brought Forward From Q2
Deferred Arising in Q3

www.surfcontrol.com

SurfControl®

Summary Balance Sheet – March 31st 2005

$000	3/31/2005	3/31/2004
Intangibles	14,045	0
Fixed assets	4,249	3,851
Current assets:-		
Trade debtors	17,194	14,986
Other assets	14,129	7,290
Cash	87,032	89,013
Creditors less than 1 year	(77,993)	(58,431)
Creditors more than 1 year	(26,115)	(21,399)
NET ASSETS	32,541	35,310
Equity & Capital Reserves	9,890	9,056
Profit & Loss	22,651	26,254
SHAREHOLDERS' FUNDS	32,541	35,310

Highlights:

- Pre-exceptional Operating Cash flow $6.9m
- Q3 Free Cash flow $6.1m
- Increase in Trade Debtors due increase in DSO to 50
- Increase in Other Assets due to deferred tax assets
- Increase in Creditors due to deferred revenue - see below

	3/31/2005	3/31/2004
Deferred revenue		
within one year	53,948	44,338
more than one year	25,563	21,372
Total deferred revenue	79,511	65,710

Highlights:

- Year-on-year growth in deferred revenue of 21%, sequential 1%
- Long-term portion of deferred revenue at 32%

SurfControl®

Summary P&L – 9m to Q3 2005

$000	9m Q3 05	% of Rev	9m Q3 04	% of Rev	% change
Total revenue	71,763		62,845		14%
Gross profit	70,652	98%	61,913	99%	
Selling & distribution costs	(34,602)	48%	(31,648)	50%	9%
Research & development costs	(9,260)	13%	(6,890)	11%	34%
General & administrative expenses	(14,266)	20%	(12,009)	19%	19%
Exceptional item: onerous lease charge	(1,648)		0		
Amortisation of intangible assets	(5,513)		0		
Depreciation	(1,727)		(1,321)		
Equity based compensation charge	(149)		113		
Total expenses	(67,165)		(51,755)		
Operating profit	3,487	5%	10,158	16%	
Profit on disposal of business	0		313		
Net interest receivable	1,763		1,361		
Profit before taxation	5,250	7%	11,832	19%	
Taxation	(795)		(2,976)		
Profit after tax	4,455	6%	8,856	14%	
Basic earnings per ordinary share (cents)	14.6		28.7		

Highlights

* Revenues up 14% year-on-year
* Pre-exceptional EBITDA up 7% to $12.5m or 17% of revenue (Q3 04: $11.7m, 17%)
* Pro-forma EPS up 36% to 38.6 cents (Q3 04: 28.3 cents)
* Estimated effective tax rate of 15%

SurfControl®

Steve Purdham

Chief Executive Officer

www.surfcontrol.com

SurfControl®

Our Focus



Growth

www.surfcontrol.com

Fundamental Shifts in the Market

Software → Appliance

Point Products → Unified Threat Management

Filtering → MultiLayered Threat Protection

SurfControl®

Unified Threat Management


Firewall
VPN
Cache
URL Filter
Intrusion Protection
AV
AntiSPAM

- 80% of Firewall Appliances by 2008 will be Unified Threat Management Appliances !!!!!

www.surfcontrol.com

SurfControl®

Products

Enterprise Protection Suite

Web Filter

E-mail Filter

Enterprise
Threat Shield

Mobile Filter

RiskFilter

www.surfcontrol.com

SurfControl®


Service
Adaptive Threat Intelligence
Real-Time Threat Intelligence
Dynamic Threat Database
Global Threat Experts

www.surfcontrol.com

SurfControl®

Products

Enterprise Protection Suite

Web Filter

E-mail Filter

Enterprise Threat Shield

Mobile Filter

RiskFilter

Powered By

Service

Adaptive Threat Intelligence

www.surfcontrol.com

Powered by Adaptive Threat Intelligence, SurfControl's *Enterprise Protection Suite* Delivers Continuous Protection



Phishing
Confidential Leakage
Enterprise/ Internet Interface
Spyware
Web Browsers
Viruses
SurfControl Web Filter
Games
E-mail
Spam
SurfControl E-mail Filter
Blended Threats
IM P2P Games
P2P Downloads
Enterprise Threat Shield
Instant Message
Front Door
Spoofed E-mail
XXX
File Attachments
Adult Material

SurfControl®

Awards

Web and E-mail Filter

Awarded The Frost & Sullivan Market Award for Product Line Strategy. Frost & Sullivan concluded, "We believe that SurfControl is the vendor with the most complete vision of the content filtering market and fully understands the changing market dynamics."

DECEMBER 2004

SurfControl Web Filter

ISAServer.org outlined the reasons SurfControl Web Filter was awarded 5 stars and a Gold Award in their latest review:

- Easy to install and use
- Spyware and Phishing categories help protect against emerging threats
- Protects mobile users outside the organisation's network

MARCH 2005

SurfControl E-mail Filter

SurfControl has been named as the 2005 CRN Channel Champion in the Anti-Spam category. CRN commented on the winners of this award, "They have demonstrated that they deliver high quality solutions and have many satisfied business partners."

MARCH 2005

SurfControl E-mail Filter

Awarded 4 stars in SC Magazine's latest review, SurfControl E-mail Filter has been recommended for the new features in this product. The review highlighted that the product was easy to use and install and non-English e-mails were identified as spam, which other products often fail to do.

MARCH 2005

SurfControl E-mail Filter

Winners of the 2005 Reader's Trust Award for "Best Anti-Spam Solution".

"By stopping spam, often a carrier of other hazards, SurfControl E-mail Filter also helps enterprises to control broader risks from blended threats, network resource depletion and confidential data loss."

FEBRUARY 2005

SurfControl E-mail Filter

Awarded a 5 star rating from MSExchange.org, SurfControl E-mail Filter is awarded industry product of choice.

"SurfControl E-mail Filter for Exchange 2000/2003 is very comprehensive, it's an advanced, accurate, and scalable e-mail content filtering product."

FEBRUARY 2005

SurfControl E-mail Filter

CRN commended SurfControl E-mail Filter for its ease of use and installation and the strength of its return on investment proposition.

"The product demonstrates incredible flexibility, allowing administrators to combine rules and actions as needed to create a completely customized filtering solution."

FEBRUARY 2005

SurfControl Web Filter

More than 2,000 readers voted for their favourite products in Redmond Magazine's annual reader survey. SurfControl Web Filter took the top honour in the "Best Web Usage Monitor" category.

JANUARY 2005

SurfControl E-mail Filter

In Redmond's latest survey, SurfControl E-mail Filter was recognised as a preferred product in the "Best Secure Messaging Tool, or Service" category.

JANUARY 2005


SurfControl
Threats:
- Known
- Zero Day
- Future
- Custom
Music
Spyware
Key Loggers
IM
P2P
Games
Video
Protection
- Scan - Discover - Terminate - Remove -
IM Shield
P2P Shield
Spyware Shield
Games Shield
Custom Shield
Write Watch
.exe Watch
File Watch
SurfControl Enterprise Threat Shield
Latest P2P Protection
Latest Spyware Protection
Latest Games Protection
Latest IM Protection
Threat Update Service
www.surfcontrol.com

SurfControl®

FY05 Outlook

- 05 results consistent with market expectations
- EBITDA range $16.7-17.7m
- Continued Investment
  in Technology and Geography

SurfControl®

Appendix: Financial Detail

www.surfcontrol.com

SurfControl®

Q3 Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

3 month period	to 3/31/2005		to 3/31/2004	
	$'000		$'000	
UK GAAP Profit After Tax	1,825		3,276	
UK GAAP Basic EPS (cents)		6.1		10.6
Equitybased compensation charge	218		(433)	
Amortisation of intangible assets	2,037		0	
Pro Forma Profit After Tax	4,080		2,843	
Pro Forma Basic EPS (cents)		10.6		9.2
Taxation	318		1,108	
Depreciation	604		472	
Interest receivable	(622)		(566)	
Pre-exceptional EBITDA	*4,380*		3,857	

SurfControl®

9 month Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

9 month period	to 3/31/2005		to 3/31/2004	
	$'000		$'000	
UK GAAP Profit After Tax	4,455		8,856	
UK GAAP Basic EPS (cents)		14.6		28.7
Equity based compensation charge	149		(113)	
Amortisation of intangible assets	5,513		0	
Exceptional item: onerous lease charge	1,648		0	
Pro Forma Profit After Tax	11,765		8,743	
Pro Forma Basic EPS (cents)		38.6		28.3
Taxation	795		2,974	
Depreciation	1,727		1,321	
Interest receivable	(1,763)		(1,361)	
Pre-exceptional EBITDA	*12,524*		11,677	

SurfControl®

Summary Q3 Cash Flow

3 month period:	to 3/31/2005	to 3/31/2004
	$'000	$'000
Operating Profit	**1,521**	**3,688**
Amortization and depreciation	2,641	472
Working capital movement	2,741	4,782
Pre-exceptional Operating Cash Flow	***6,903***	***8,942***
Exceptional item net cash outflow	*(199)*	0
Operating Cash Flow	***6,704***	***8,942***
Net interest received	*472*	547
Net capital expenditure	(311)	(795)
(Tax paid)/recovered	(783)	(1,728)
Free Cash Flow	***6,082***	***6,966***
Share issues	73	616
Purchase of own shares	(1,603)	0
Cash paid for acquisitions and related costs	(6,762)	0
Net proceeds from disposal of business	0	130
Repayments of loans and leases	(6)	(12)
Foreign exchange difference (unrealised)	(626)	1,300
Total Movement in Cash	***(2,842)***	***9,000***

Highlights:

- Operating cash flow of $6.9m - less than last year due to lower rate of growth of invoicing
- DSO's in the 50-55 range
- Free cash flow of $6.1m

SurfControl®

Summary 9 month Cash Flow

9 month period:	to 3/31/2005	to 3/31/2004
	$'000	$'000
Operating Profit	**3,487**	**10,158**
Amortization and depreciation	7,240	1,321
Accounting exceptional item: onerous lease charge	1,648	11,604
Working capital movement	4,825	
Pre-exceptional Operating Cash Flow	***17,200***	***23,083***
Exceptional item net cash outflow	*(474)*	0
Operating Cash Flow	***16,726***	***23,083***
Net interest received	*1,850*	1,406
Net capital expenditure	(1,812)	(1,525)
(Tax paid)/recovered	(2,439)	(4,305)
Free Cash Flow	***14,325***	***18,659***
Share issues	233	3,149
Purchase of own shares	(9,808)	0
Net proceeds from disposal of business	0	313
Cash paid for acquisitions and related costs	(6,847)	0
Repayments of loans and leases	(15)	(33)
Foreign exchange difference (unrealised)	1,667	5,218
Total Movement in Cash	***(445)***	***27,306***

Highlights:

- Operating cash flow of $17.2m - less than last year due to lower rate of growth of invoicing
- DSO's in the 50-55 range
- Free cash flow of $14.3m

Financial Announcements

REG-Surfcontrol PLC 3rd Quarter Results

RNS Number:5020L
Surfcontrol PLC
26 April 2005

SurfControl plc announces results for the FY 05 third quarter ending March 31, 2005

London, England (April 26, 2005) - SurfControl plc (London: SRF) a world lea Internet Security company delivering multiple layers of threat protection tc shield organizations from known and emerging Internet threats, today reporte financial results for the third quarter ending March 31, 2005.

Highlights

- -Q3 revenue increases 12% year over year to $24.6m
- -Deferred revenue increases 21% year over year to $79.5m
- -Q3 operating cash flow of $6.9m and DSO of 50 days
- -Q3 EBITDA increases 14% year over year to $4.4m
- -30% year over year increase in large deals over $50,000
- -36% sequential growth in RiskFilter appliance shipments
- -SurfControl Enterprise Threat Shield launched today at Infosecurity Europe 2005
- -New Branding and Messaging developed ready for Q4 launch
- -Significant Quarter for Product Awards

Headline Financial Results (US$m)

9 months and Q3 FY2005	Year to date 31/3/05	Year to date 31/3/04	% Change	3m 31/3/05	3m 31/3/05
Revenue	71.8	62.8	+14%	24.6	22.0
Gross margin %	98%	99%		98%	99%
Pre-exceptional EBITDA	12.5	11.7	+7%	4.4	3.9
Profit before tax	5.3	11.8	(55%)	2.1	4.4
Pro-forma EPS (US cents)	38.6	28.3	+36%	13.5	9.2
Basic EPS (US cents)	14.6	28.7	(49%)	6.1	10.6
S&M spend as % of overall revenue	48%	50%		48%	51%
Indirect invoicing %	64%	58%		64%	58%
Non-Americas revenue %	38%	33%		39%	35%
Invoicing	75.2	72.4	+4%	25.8	25.8
Deferred revenue	79.5	65.7	+21%		
Cash balance	87.0	89.0	(2%)		

Pre-exceptional operating cash flow	17.2	23.1	(26%)	6.9	8.9

Commenting on the results, Steve Purdham, CEO said, "Our Q3 financial result together with significant operational activity, represent a solid outcome ir what is always a seasonally quiet quarter for SurfControl. During the quarte have made strong progress with new product releases and related messaging. Growth remains our single focus as we invest to enhance products and messagi to address the emerging Unified Threat Management market. We expect to deliv full year results consistent with previous guidance, with EBITDA being towa the lower end of expectations in the range of $16.7m to $17.7m.

This is a very exciting time for SurfControl as we develop and gain value fi our leading position in the Unified Threat Management market. "

For further information:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

Third Quarter 2005 Financial Highlights

Revenues for the quarter increased 12% to $24.6m (Q3 04: $22.0m). License revenue represented 18% of total revenue in the quarter (Q3 FY 04: 20%) reflecting a growing customer base and hence a higher proportion of renewal revenues. Revenue for the nine months to March 31, 2005 increased 14% to $7 compared to $62.8m for the same period last year. Geographic expansion has continued with non-Americas revenues representing 39% of overall revenues ir quarter (Q3 FY 04: 35%). This change in mix is being driven by a higher rate growth in revenue in the Non-Americas regions of 24%, compared with 5% in tl Americas.

Pre-exceptional EBITDA for the quarter grew 14% to $4.4m (Q3 04: $3.9m). Foi nine months to March 31, 2005, pre-exceptional EBITDA grew 7% to $12.5m comp to $11.7m for the same period last year. The improvement in this pro-forma measure of profit reflects continued cost efficiencies in sales and marketi which more than offset the increased investment in product development.

Amortization of intangibles increased in Q3 as the asset acquisition of Apre added $0.3m resulting in a total amortization charge of $2.0m (Q3 04: Nil). Intangible assets are amortized over a period of two years and the Apreo acquisition will increase the quarterly charge by $0.9m from Q4 onwards.

As a direct result of the amortization charge of intangible assets and the

one-time accounting exceptional item in Q1 05 relating to the onerous lease charge, profit before tax for the quarter declined to $2.1m (Q3 04: $4.4m), for the nine months to March 31, 2005 declined to $5.3m compared to $11.8m i the same period last year. There were no such corresponding charges in the p year periods.

Net interest income in the quarter was $0.6m (Q3 FY 04: $0.6m). The effectiv tax rate for Q3 is 15% and is expected to continue at this rate for the remainder of FY 05.

Pro-forma basic EPS increased 47% to 13.5 cents in the quarter (Q3 FY 04: 9. cents) and for the nine months to March 31, 2005 increased 36% to 38.6 cents compared to 28.3 cents for the same period last year. Basic earnings per sha was 6.1 cents in the quarter (Q3 FY 04: 10.6 cents) and for the nine months March 31, 2005 was 14.6 cents compared to 28.7 cents for the same period las year. As is the case for profit before tax, the decline in earnings per shai reflects the amortization charge and one-time accounting exceptional item. Full-time Equivalent (FTE) headcount increased to 526, compared to 497 in th preceding quarter (Q3 FY04: 448).

Overall Group invoicing in the quarter was $25.8m (Q3 FY 04: $25.8m). The principal Group invoicing statistics for the third quarter are as follows:

- The proportion of invoicing generated by the channel increased to 64% (Q3 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained very strong at the upper end of the targeted range of 70% - 80%
- Sales of bundled threat protection products increased to 26% of total invoicing (Q3 FY 04: 24%)
- The average Corporate invoice value increased to $6,500 (Q3 FY 04: $6,30(
- The value of 3-year contracts as a proportion of invoicing was 34% (Q3 FY
- There were 54 deals over $50,000 (Q3 04: 41)
- New customer sales represented 24% of invoicing, sales into the customer 22%, renewals 51%, other sales 3% (Q3 04: 30%, 19%, 47%, and 4% respectiv
- New customer additions were 897 (Q3 04: 1,070)
- RiskFilter sales expanded to 30 units in Q3, a sequential growth of 36% c

Deferred revenue increased annually by 21% to $79.5 (Q2 FY 04: $65.7m) addir the Company's forward revenue visibility. Of the total deferred revenue bala 68% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $6.9m (Q3 04: $8.9m) and for the nir months to March 31, 2005 was $17.2m compared to $23.1m for the same period l year. Free cash flow was $6.1m (Q3 04: $7.0m) and for the nine months to Mar 31, 2004 was $14.3m compared to $18.7m for the same period last year.

Group DSO was steady at 50 days, and total cash balances ended the quarter a $87.0m (Q3 04: $89.0m), even after the cash outflows relating to the Apreo acquisition of $6.8m and the purchase of own shares. Share purchases totalec $1.6m in Q3, $3.1m in Q2, $4.9m in Q1, and a total of $10.7m since the start its repurchase program in May 2004. To date, 983,000 shares have been purcha representing approximately 3.2% of the Company's current issued share capita The Company intends to continue to purchase shares during FY 05 within the

bounds of free cash flow and the authority given to the Board by shareholdei
For the foreseeable future, the Company intends to retain the purchased shai
in Treasury.

Corporate Highlights

We are pleased with the results for the seasonally quiet third quarter. This steady progress reflects historical trends and is in line with our expectat: Within the quarter we have seen some significant market developments that strengthen our competitive position. In addition, there has been much activ: in product development, branding and corporate messaging leading to the laui of the SurfControl Enterprise Threat Shield today at Infosecurity Europe 20(Olympia in London.

The IT Sector - Increased focus on security
The Internet is critical to organizations worldwide. It is also their bigges security threat. Malicious threats such as spam, phishing and spyware constε and cumulatively assault companies - with new threats emerging almost daily. These threats impact employee productivity, drain network resources, create financial losses and increase liability and risks.

In response to this phenomenon, the world's leading software developers and major corporations have placed security as a number one priority. Our origii vision is becoming a reality in the market, strengthening our competitive position where others are being left behind.
Redefining Traditional Filtering - Introducing Unified Threat Protection
The change in the market is being driven by the changes in the 'threat landscape' and the desire of more customers to achieve maximum protection fi existing and emerging threats with the minimum number of vendors. Customers what is becoming known as Unified Threat Protection (UTP) or Unified Threat Management (UTM).

Recognising this change in the market, SurfControl has redefined traditiona: "filtering". We offer a unified set of Web, e-mail and messaging security solutions that deliver multiple layers of threat protection. This best of bi suite of products can be used both independently and with Strategic Partners create a new generation of appliance and software solutions. For example, we just signed an agreement with Network Engines Inc to preload SurfControl Wel for Microsoft ISA2004 on their new high performance 'NS-Series' Microsoft I£ appliances providing extended channel opportunities.

The impact of these changes is significant, and development and marketing sı is being directed towards addressing these shifts in market demand. For exar the Firewall appliance market is expected to grow from $1.5bn to $2bn by 20(However the definition of a Firewall appliance is shifting - IDC expect that 2008, 80% of Firewall Appliances will be Unified Threat Management Appliance

We have anticipated these changes. Our investment in products and reach has broadened our portfolio of products and widened our capabilities, especiall} relation to strategic partnerships. We are well positioned to deliver what t market is increasingly demanding.

An example of this will be the launch this week of our SurfControl Enterpris Threat Shield, which will stop endpoint threats such as Spyware, Games, IP, and specific custom threats. The underlying technology of our Enterprise Thı Shield is the technology acquired from Apreo in March.

The SurfControl Solution - the Enterprise Protection Suite
Over the last two quarters, we have been integrating our products into the SurfControl Enterprise Protection Suite, and in parallel, building and refiı our messaging at the Product, Company and Market level.

SurfControl's Enterprise Protection SuiteTM has redefined traditional "filtering" by offering a unified set of Web, e-mail and messaging security solutions that deliver multiple layers of threat protection. As the culminat of years of product development and expansion of our product set, the Enterp Protection Suite will provide the following components:

-Web filter
-E-mail filter
-Enterprise Threat Shield
-Mobile filter
-RiskFilter.

These components can be sold as individual components or as groups of compoı to form the core of Unified Threat Protection systems. Further details of oı new branding and positioning will be released in the coming quarters.

Adaptive Threat Intelligence Service - Central to Annuity Revenue Streams
SurfControl shields customers against emerging threats with its Adaptive Thı Intelligence ServiceTM delivered via its Global Threat ExpertsSM who responc quickly and accurately with automatic security updates. This subscription up service is a major feature of the Enterprise Protection Suite.

SurfControl's Adaptive Threat Intelligence ServiceTM powers the SurfControl Enterprise Protection SuiteTM to proactively identify and stop threats as tl attempt to enter or exit an enterprise. The Adaptive Threat Intelligence ServiceTM combines AI technologies, industry leading databases and a global of threat detection experts to provide automatic security updates against emerging threats before they impact the enterprise.

SurfControl customers avoid significant business downtime that can impact productivity and the bottom line, while also limiting their legal liability enforcing regulatory compliance and confidentiality. It is this critical customer service that provides significant competitive differentiation, annı billing streams and forward revenue visibility

New Business and Awards
During the quarter, SurfControl added over 897 new customers. Reflecting ouı international presence, new customers included Thales Telecommunications, Volkswagen UK, Skandia, Telewest, Homebase Ltd, Caradon, Queensland Departme of Tourism Fair Trading & Wine, Gold Coast City Council, New Zealand Ministı Foreign Affairs and Trade.

During the quarter, we have increased the effectiveness of the reseller chai recruited new resellers such as Cable and Wireless and Digital China, and completed a review of all gold and platinum resellers. We have won significa new customers through the channel including Cadbury Schwepps, Sempra Energy Iowa Health System. Also, SurfControl was named a 2005 CRN Channel Champion the Anti-Spam category. The channel represented 64% of invoicing in the quai compared with 54% in the same quarter last year.

As testament to the quality of our products, we won the following awards dui the quarter, once again beating all our relevant competitors: SC Magazine fc Best Anti-spam solution, a Five Star review from the CRN Test Center, MS Exchange Five Star Gold Award, the CRN Channel Champion Award, and Product I Strategy Leadership of the Total Content Filtering Market from Frost & Sull:

Analyst Teach-in

On May 20, 2005 SurfControl will be hosting its yearly analyst teach-in in London. The teach-in will cover the Company's view of the developing trends the IT security market and our technology roadmap.

Outlook

Our Q3 financial results, together with significant operational activity, represent a solid outcome in what is always a seasonally quiet quarter for SurfControl. During the quarter we have made strong progress with new produc releases and related messaging. Growth remains our single focus as we invest enhance products and messaging to address the emerging Unified Threat Manage market. We expect to deliver full year results consistent with previous guidance, with EBITDA being towards the lower end of expectations in the rai of $16.7m to $17.7m.

This is a very exciting time for SurfControl as we develop and gain value fi our leading position in the Unified Threat Management market.

About SurfControl

SurfControl plc is a leading provider of enterprise threat protection that shields organizations from known and emerging Internet dangers through Layei Threat ProtectionSM. The Company has redefined traditional "filtering" into unified set of Web, e-mail and messaging security solutions that continuous: filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse.

SurfControl provides Adaptive Threat IntelligenceSM from its Global Threat ExpertsSM to respond quickly with automatic, proactive security updates to protect customers. Customers avoid significant business downtime that impact productivity and the bottom line while limiting legal liability and enforcii regulatory compliance and confidentiality.

SurfControl has more than 20,000 customers worldwide, and employs more than people in offices across the United States, Europe and Asia/Pacific. For fui information and news on SurfControl, please visit http://www.surfcontrol.coi

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction w the accompanying reconciliation to the nearest UK GAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/ financial_information.

SurfControl plc
Un-audited Group profit and loss account for the nine months ended 31 March 2005

	Notes	31 March 2005 $'000	31 Ma 2($'(
Turnover	2	71,763	62,8
Cost of sales		(1,111)	(9
Gross profit		70,652	61,9
Selling and distribution costs		(34,602)	(31,6
Research and development		(9,260)	(6,8
General and administrative costs		(14,266)	(12,(
Exceptional item-onerous lease charge	3	(1,648)	
Amortisation of intangible assets and depreciation		(7,240)	(1,3
Equity based compensation charge		(149)	1
Total administrative expenses		(32,563)	(20,1
Operating profit		3,487	10,1
Proceeds from disposal of business		-	3
Net interest receivable		1,763	1,3
Profit on ordinary activities before taxation		5,250	11,8
Tax on profit on ordinary activities	5	(795)	(2,9
Profit on ordinary activities after taxation		4,455	8,8
Basic earnings per ordinary share (cents)	4	14.63	28.
Diluted earnings per ordinary share (cents)	4	14.47	28.

Reconciliation of profit on ordinary activities after taxation to
Pro-forma Profit on ordinary activities after taxation
("Pro-Forma Profit")

Profit on ordinary activities after taxation	4,455	8,8
Equity based compensation charge	149	(1

Amortisation of intangible assets		5,513	
Exceptional item-onerous lease charge		1,648	
Pro-forma Profit		11,765	8,[illegible]
Basic pro-forma Profit per ordinary share (cents)	4	38.64	28.

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, equity based compensation provision, and after proceeds from disposal of business):

Pro-forma Profit	11,765	8,[illegible]
Tax on profit on ordinary activities	795	2,[illegible]
Depreciation	1,727	1,[illegible]
Net interest receivable	(1,763)	(1,[illegible]
EBITDA	12,524	11,[illegible]

Un-audited Group profit and loss account for the three months ended 31 March 2005	Notes	31 March 2005 $'000	31 Ma[illegible] 2[illegible] $'[illegible]
Turnover	2	24,637	22,[illegible]
Cost of sales		(403)	([illegible]
Gross profit		24,234	21,[illegible]
Selling and distribution costs		(11,818)	(11,[illegible]
Research and development		(3,318)	(2,[illegible]
General and administrative costs		(4,718)	(4,[illegible]
Amortisation of intangible assets and depreciation		(2,641)	([illegible]
Equity based compensation charge		(218)	[illegible]
Total administrative expenses		(10,895)	(6,[illegible]
Operating profit		1,521	3,[illegible]
Proceeds from disposal of business		-	[illegible]
Net interest receivable		622	[illegible]
Profit on ordinary activities before taxation		2,143	4,[illegible]
Tax on profit on ordinary activities		(318)	(1,[illegible]
Profit on ordinary activities after taxation		1,825	3,[illegible]
Basic earnings per ordinary share (cents)		6.05	10.
Diluted earnings per ordinary share (cents)		5.97	10.

Reconciliation of profit on ordinary activities after taxation to

Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")		
Profit on ordinary activities after taxation	1,825	3,:
Equity based compensation charge	218	(4
Amortisation of intangible assets	2,037	
Pro-forma Profit	4,080	2,8
Basic pro-forma Profit per ordinary share (cents)	13.53	9.

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, equity based compensation provision and after proceeds from disposal of business):

Pro-forma Profit	4,080	2,8
Tax on profit on ordinary activities	318	1,:
Depreciation	604	4
Net interest receivable	(622)	(5
EBITDA	4,380	3,8

Un-audited Group statement of total recognised gains and losses for the nine months ended 31 March 2005	31 March 2005 $'000	31 Marc 20 $'0
Profit on ordinary activities after taxation	4,455	8,8
Unrealised exchange difference on translation	175	3,6
Total recognised gains relating to the financial period	4,630	12,5

Un-audited Group statement of total recognised gains and losses for the three months ended 31 March 2005	31 March 2005 $'000	31 Marc 20 $'0
Profit on ordinary activities after taxation	1,825	3,2
Unrealised exchange difference on translation	(297)	1,:
Total recognised gains relating to the financial period	1,528	4,4

SurfControl plc
Un-audited Group balance sheet
at 31 March 2005

	Notes	31 March 2005	31 March 20

		$'000	$'(
Fixed assets			
Intangible assets	6	14,045	
Tangible assets		4,216	3,8
		----------	-------
		18,261	3,8
Investments		33	
		----------	-------
		18,294	3,8
Current assets			
Stocks		1	
Debtors	7	31,322	22,2
Cash at bank and in hand	13	87,032	89,(
		----------	-------
		118,355	111,2
Creditors: amounts falling due within one year	8	(77,993)	(58,1
		----------	-------
Net current assets		40,362	53,1
		----------	-------
Total assets less current liabilities		58,656	57,(
Creditors: amount falling due after more than one year	9	(26,115)	(21,7
		----------	-------
Net assets		32,541	35,3
		----------	-------
Capital and reserves			
Equity share capital		5,031	5,(
		----------	-------
Called up share capital	10	5,031	5,(
		----------	-------
Share premium account	10	3,977	3,1
Capital redemption reserve	10	882	8
Profit and loss account	10	22,651	26,2
		----------	-------
Equity shareholders' funds		32,541	35,3
		----------	-------

SurfControl plc
Un-audited Group statement of cash flows
for the nine months ended 31 March 2005

	Notes	31 March 2005 $'000	31 Marc 2($'(

Net cash inflow from operating activities before exceptional item	11	17,200	23,(
Exceptional cash outflow from operating activities		(474)	
Net cash inflow from operating activities after exceptional item		16,726	23,(
Returns on investments and servicing of finance	12	1,850	1,[illegible]
Taxation		(2,439)	(4,[illegible]
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,812)	(1,[illegible]
Sale of tangible fixed assets		-	
Net cash outflow from capital expenditure and financial investment		(1,812)	(1,[illegible]
Acquisitions and disposals			
Purchase of subsidiary undertaking		(6,847)	
Proceeds from disposal of business		-	
Net cash inflow from acquisitions and disposals		(6,847)	
Net cash inflow before management of liquid resources and financing		7,478	18,
Management of liquid resources	13	6,937	(18,
Financing			
Proceeds from share issue		233	3,
Purchase of own shares for treasury		(9,808)	
Re-payment of capital element of finance lease and hire purchase contracts	13	(15)	
Net cash inflow from financing		(9,590)	3,
Increase in cash in the period	13	4,825	3,

Notes to the un-audited financial statements
for the nine months ended 31 March 2005

1. Basis of preparation
   The financial statements have been prepared on the basis of accounting p(
   set out in the Group's audited financial statements for the year ended 3(

   The financial information contained in this statement does not constitute
   statutory accounts within the meaning

of section 240 of the Companies Act 1985. The results for the nine month$ 31 March 2004 and 31 March 2005 are un-audited.

2. Turnover analysis

Turnover by product group
During the periods under review the Group had several products that prote companies from Internet threats arising from the use of the Web, E-mail, instant messaging and peer-to-peer, and which constitute a single product

Turnover by destination	9 months ended 31 March 2005	9 months enc 31 March 2(
	$'000	$'(
United Kingdom	14,176	11,4
Mainland Europe	6,401	5,:
Americas	44,151	41,9
Rest of the World	7,035	4,2
	71,763	62,8

Turnover by destination	3 months ended 31 March 2005	3 months enc 31 March 2(
	$'000	$'(
United Kingdom	4,828	4,3
Mainland Europe	2,288	1,9
Americas	15,020	14,2
Rest of the World	2,501	1,4
	24,637	22,(

3 Exceptional item-onerous lease charge	31 March 2005	31 March 2
	$'000	$'
Rent on vacant offices	1,648	

During the period SurfControl, Inc, the Company's principal subsidiary, vaca its offices for alternative accommodation in Scott's Valley, California. Vac possession of the premises has been retained until September 2006, or until time as the remaining unexpired lease is assigned. An amount equivalent to t rent accruing over the remaining lease term, together with related costs, wa written off to profit and loss account in the period.

4. Earnings per share
Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 March 2005	31 Marct

	$'000	
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	4,455	
Basic weighted average ordinary shares in issue	30,444,251	30,86
Dilutive effect of share options	350,608	69
Diluted weighted average ordinary shares in issue	30,794,859	31,59
Basic earnings per ordinary share (cents)	14.63	
Diluted earnings per ordinary share (cents)	14.47	

Basic pro-forma profit per ordinary share is calculated as follows:

	31 March 2005	31 March
	$'000	
Pro-forma profit	11,765	
Basic weighted average ordinary shares in issue	30,444,251	30,86
Basic pro-forma profit per ordinary share (cents)	38.64	

Own shares held in treasury by the Company of 983,000 (31 March 2004:nil)hav treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities	31 March 2005	31 March 2(
	$'000	$'(
US Federal and state tax	(152)	(5
Non US Corporation tax	(1,284)	(2,7
Adjustments in respect of previous years	(99)	
Total current tax charge	(1,535)	(3,2
Deferred tax	740	3
Total tax charge	(795)	(2,9

6. Intangible assets	Intellectual Property	Goodwill	Tot
	$'000	$'000	$'(
Cost:			
At 1 July 2004	13,194	711	13,9
Additions	6,997	7	7,(

At 31 March 2005	20,191	718	20,?
Amortisation:			
At 1 July 2004	1,283	68	1,?
Provided during the period	5,239	274	5,?
At 31 March 2005	6,522	342	6,?
Net book value at 31 March 2005	13,669	376	14,?
Net book value at 31 March 2004	-	-	

The intellectual property relates to the written down provisional value of t following acquired technologies:

	$'
Linux based appliance technology (acquired April 2004)	6,
Spyware and extended threat protection technology (acquired February 2005-see below)	6,

The provisional written down value of goodwill at 31 March 2005 relates to a sales and distribution operation based in China, which was acquired with the appliance technology. The intangible assets are being amortised to profit ar loss account over twenty four months from the acquisition date, with the exception of the provisional value of goodwill arising on the acquisition of assets relating to the software engineering operation in Israel which were acquired with the Spyware technology. This goodwill was immediately wr: off to profit and loss account
in the period on the basis that the amount involved was insignificant.

Acquisition of Spyware and extended threat protection technology and softwa engineering operation in Israel

On 28 February 2005 the Group completed the purchase of Spyware and extende threat protection technology
from Apreo Ltd, together with assets relating to a software engineering operation in Israel. The aggregate
consideration was $7,014,000, comprising $6,820,000 purchase consideration a acquisition costs of $194,000.
Included in the purchase price is deferred consideration of $70,000 in respe to a sales related earn-out
payable in February 2006.

An analysis of the book and provisional fair value of assets and liabilitie given below:

	Book value	Fair value adjustment	Provisio fair valu
	$'000	$'000	$'(
Intellectual property	-	-	6,?
Net assets of Israeli based software engineering operation:			

Fixed assets	17	(7)	
Goodwill (written off in the period)			

			7,(
Total cost was settled by:			
Cash consideration including costs			6,9
Deferred consideration (payable in cash or treasury shares)			

			7,(

7. Debtors	31 March 2005 $'000	31 Mar 2($'(
Trade debtors	17,194	14,9
Other debtors	102	
Taxation recoverable	2,345	
Deferred tax assets	7,775	4,(
Prepayments and accrued income	3,906	2,(
	31,322	22,2

8. Creditors: amounts falling due within one year	31 March 2005 $'000	31 Mar 2($'(
Trade creditors	2,855	1,9
Corporation tax	6,386	3,8
Taxes and social security costs	1,775	1,5
Accruals	8,816	6,4
Deferred income	53,948	44,3
Obligations under finance leases and hire purchase contracts	20	
Deferred consideration on acquisition of subsidiary undertaking	4,193	
	77,993	58,1

9. Creditors: amounts falling due after more than one year	31 March 2005 $'000	31 Mar 2($'(
Deferred income	25,563	21,3
Obligations under finance leases and hire purchase contracts	8	
Equity based compensation provision (employment tax)	544	3
	26,115	21,7

10. Share capital and reserves	Capital	Share	Prc

	Share capital $'000	redemption reserve $'000	premium account $'000	and [illegible] rese[illegible] $'
As at 1 July 2004	5,027	882	3,803	27,
Exercise of options in the period	4	-	174	
Retained profit for the period	-	-	-	4,[illegible]
Purchase of own shares for treasury	-	-	-	(9,[illegible]
Un-realised exchange difference on re-translation	-	-	-	[illegible]
Equity based compensation	-	-	-	
As at 31 March 2005	5,031	882	3,977	22,[illegible]
As at 31 March 2004	5,012	882	3,162	26,[illegible]

The Company holds 983,000 of its own shares in treasury for the sum of $10,649,000, which were purchased at an average price of £5.87 ($10.83) including costs. During the period 877,000 shares were purchased at a cost [illegible] $9,537,000, and at an average price of £5.87 ($10.87).
An amount of $66,000 in respect to the net of tax cost of long term incenti[illegible] share rights, has been charged to the profit and loss account within the eq[illegible] based compensation charge, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows

	31 March 2005 $'000	31 Ma[illegible] 2[illegible] $'[illegible]
Operating profit	3,487	10,[illegible]
Exceptional item-onerous lease charge	1,648	
Operating profit before exceptional item	5,135	10,[illegible]
Depreciation	1,727	1,[illegible]
Amortisation of intangible assets	5,513	
Loss on sale of tangible fixed assets	12	
Decrease in stocks	68	
Decrease in debtors	2,839	2,[illegible]
Increase in creditors	1,906	8,[illegible]
Net cash inflow from operating activities before exceptional item	17,200	23,[illegible]

12. Returns on investments and servicing of finance

	31 March 2005 $'000	31 [illegible]
Finance lease and hire purchase interest paid	(3)	
Bank interest paid	(1)	
Other interest paid	(21)	
Bank interest received	1,875	[illegible]

Net cash inflow from returns on investment and servicing of finance	1,850	:

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 31 March 2005 $'000	31
Overnight cash balances and cash in hand	50,518	(6,937)	907	44,488	4
Term deposits	36,959	4,825	760	42,544	4
Cash at bank and in hand	87,477	(2,112)	1,667	87,032	8
Finance leases	(41)	15	(2)	(28)	
Net funds	87,436	(2,097)	1,665	87,004	8

END
QRTILFVTSFIEFIE

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:9767K
Surfcontrol PLC
13 April 2005

SURFCONTROL PLC

Notice of Results

London, England (April 13, 2005) - SurfControl plc (London: SRF), a world leading Internet Security Company providing multiple layers of enterprise tl protection, will be announcing its Q3 results for the period ended 31 March on Tuesday, 26 April 2005.

The management will be hosting a conference call to discuss the results at ! British Summer Time on Tuesday, 26 April 2005. Analysts wishing to register the call should contact Caroline Evans-Jones at ICIS on +44 (0) 20 7651 868 send an e-mail to caroline@icisnet.com

There will be a conference call at 1pm Eastern Standard Time for US analysts Analysts wishing to register for the call should contact Lisa Beatty of SurfControl on +1 831.440.2621, or send an e-mail to: investor-relationsus@surfcontrol.com

An instant replay of both calls will be available through to 26 May 2005, o (UK) +44 (0) 20 7031 4064, pass code: 655451; or (US) +1 888 222 0364, pass code: 655454. A copy of the results presentation also will be available on t "Financial Information" page in the Investor section of SurfControl's Websit at: www.SurfControl.com.

About SurfControl

SurfControl plc (LSE: SRF) is a world leading Internet Security company delivering multiple layers of threat protection to shield organizations fro known, emerging and customer-specific Internet threats.

The Company has redefined traditional "filtering" by offering a unified Enterprise Protection SuiteTM that continuously filters inbound and outboun Internet traffic to eliminate spam, spyware and phishing attacks, as well a and e-mail abuse. SurfControl provides an Adaptive Threat Intelligence TM service from its Global Threat Experts SM to respond quickly with automatic, proactive security updates to protect customers.

Customers avoid significant business downtime that impacts productivity and bottom line, while limiting legal liability and enforcing regulatory compli and confidentiality. SurfControl has more than 20,000 enterprise customers worldwide, and employs more than 550 people in 14 offices across the globe. further information and news on SurfControl, please visit: www.surfcontrol.

END
NORPKBKDCBKDPQD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RECEIVED
2006 JUN 28 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:4588K
Surfcontrol PLC
1 April 2005

LETTER TO: SURFCONTROL PLC
30 March 2005

Amendment No 20

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Compa (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank whic acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISI and Fidelity Pension Management (FPM), Investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and the: holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C, Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized u trust schemes in the U.K., notwithstanding the exemption from reporting

pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edw C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

Schedule A

Security: Surfcontrol Plc Amendment No 20

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/
	182,226	FII	BANK OF
	1,700,045	FIL	BROWN BI
	122,500	FIL	JP MORGI
	4,000	FIL	NATIONAI
	7,430	FIL	NORTHERI
	414,001	FISL	JP MORGI
	4,900	FMTC	BROWN BI
	3,800	FMTC	JPMORGAI
	6,123	FPM	BANK OF
	7,600	FPM	CLYDESDI
	123,699	FPM	JP MORGI
	11,000	FPM	MELLON I
	10,800	FPM	NORTHERI
	11,066	FPM	STATE ST
	2,589,190		Grand To
Current ownership:	8.57%		
Shares In Issue:	30,206,822		

Change in holdings since last filing	(471,504) ordinary shares

END
HOLGIGDSGUGGGUB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2294K
Surfcontrol PLC
24 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 24th March 2005, it made market purchases treasury purposes of 15,000 of its 10p ordinary shares, at a price of 635p I share.

The total number of ordinary shares held in treasury following these purchas is 983,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,129,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUPUWUPAGMC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0331K
Surfcontrol PLC
21 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 21st March 2005, it made market purchases treasury purposes of 15,000 of its 10p ordinary shares, at an average price 670p per share.

The total number of ordinary shares held in treasury following these purchas is 968,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,144,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUURUWUPAGMG

Financial Announcements

REG-Surfcontrol PLC Director Shareholding

RNS Number:9270J
Surfcontrol PLC
18 March 2005

18 March 2004

SurfControl plc (the "Company")

Director Shareholding

The Company was informed today that Mr. Greg Lock, the non-executive Chairma
the Company, has transferred 7500 ordinary shares in the Company held in Mr.
SIPP into a personal trading account by way of a share sale and immediate re
Following the sale and repurchase, Greg Lock will continue to hold 17,500 o
shares in the Company, representing 0.06% of the issued share capital of the

For further information, please contact:

ICIS Tel: +44 207 651 8688
Tom Moriarty

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBGGDXCSBGGUI

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9106J
Surfcontrol PLC
17 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 17th March 2005, it made market purchases treasury purposes of 25,000 of its 10p ordinary shares, at an average price 674.504p per share. The lowest price paid was 665p, the highest price paid v 675p.

The total number of ordinary shares held in treasury following these purcha: is 953,000. The total number of ordinary shares in issue, net of shares hel(treasury is 30,156,822.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUGPWUPAGMM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:7932J
Surfcontrol PLC
15 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 15h March 2005, it made market purchases i
treasury purposes of 10,250 of its 10p ordinary shares, at an average price
645.8049p per share. The lowest price paid was 645p, the highest price paid
648p.

The total number of ordinary shares held in treasury following these purchas
is 928,000. The total number of ordinary shares in issue, net of shares helc
treasury is 30,181,822.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUUUWUPAGMA

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6762J
Surfcontrol PLC
11 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 11th March 2005, it made market purchases treasury purposes of 14,750 of its 10p ordinary shares, at a price of 650p p share.

The total number of ordinary shares held in treasury following these purchas is 917,750. The total number of ordinary shares in issue, net of shares held treasury is 30,192,072.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUMGWUPAGMG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6430J
Surfcontrol PLC
11 March 2005

Letter to Surfcontrol Plc
Dated 9 March 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 -SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 07 March 2005, The Goldman Sachs Group, Inc. ("GS Inc") of 85 Broad Street, New York, NY 1000 USA, was interested, by attribution only, in a total of 1,474,479 shares.

Of these 1,474,479 shares:

- The interest in 1,421,637 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custo These shares are, or will be registered in the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 52,842 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBGDXRXBGGUB

Financial Announcements

RECEIVED
2006 JUN 28 A 10:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Share Buyback

RNS Number:6094J
Surfcontrol PLC
10 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 10th March 2005, it made market purchases for treasury purposes of 30,000 of its 10p ordinary shares, at a price of 650p per share.

The total number of ordinary shares held in treasury following these purchases is 903,000. The total number of ordinary shares in issue, net of shares held in treasury is 30,206,822.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUUWWUPAGQU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5557J
Surfcontrol PLC
09 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 9th March 2005, it made market purchases i treasury purposes of 10,000 of its 10p ordinary shares, at a price of 648p p share.

The total number of ordinary shares held in treasury following these purchas is 873,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,236,822.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUCPWUPAGMB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3752J
Surfcontrol PLC
04 March 2005

SURFCONTROL PLC
Share Buyback

The Company announces that today, 4th March 2005, it made market purchases i treasury purposes of 7,000 of its 10p ordinary shares, at a price of 650p pe share.

The total number of ordinary shares held in treasury following these purchas is 863,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,246,822.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUUUUWUPAGMC

Financial Announcements

REG-Surfcontrol PLC Acquisition

RNS Number:2764J
Surfcontrol PLC
03 March 2005

SurfControl plc Acquires Enterprise Spyware and Extended Threat Technology

Integration Into Company's Enterprise Threat Management Solution to be Available in Q4 FY2005

London, England (March 3, 2005) - SurfControl plc (London:SRF), a world leac Internet Security Company providing enterprise Web and E-mail filtering, toc announced the acquisition of enterprise spyware and extended threat protect: technology from Apreo, a leading innovator of technologies that control file application distribution to secure enterprise networks.

Highlights

- Spyware is infecting millions of computers. The Anti-spyware market is expected to grow to $305 million by 2008 (Source: IDC)
- SurfControl has acquired advanced enterprise technology for spyware anc extended threat protection for $6.8m in cash
- Acquisition complements the existing SurfControl product strategy, providing additional layers of threat defense to enterprises
- Product launch planned for Q4 FY05 (Calendar Q2 2005)

According to industry researcher IDC, spyware is infecting millions of computers: stealing personal information, enabling identity theft, tracking users' online activity, and selling the information back to anyone willing t pay. The need to identify and eradicate these parasitic programs is forecast drive anti-spyware software revenues from $12 million in 2003 to $305 millic 2008. In today's world Spyware is only one of the threats enterprises have t concerned with.

"We believe this acquisition establishes SurfControl as the security vendor choice for enterprises that are assaulted daily by an ever widening variety blended threats targeting their IT infrastructure," said SurfControl CEO, St Purdham. "The SurfControl Product Roadmap continues to focus upon providing sophisticated multi-layered threat protection for our customers. By extendi our already powerful layers of threat defense with the new technologies fror Apreo we will move threat protection for enterprises to another level, prov: a unified platform for protection against a new array of known and emerging threats.

"Spyware and phishing attacks are escalating in sophistication and becoming harmful and fraudulent in nature. These security threats frequently utilize multiple attack vectors -- Web, E-mail and IM/P2P, memory sticks or infectec machines of mobile workers -- to penetrate a network and propagate within ar organization. This innovative and new technology will seamlessly integrate v

SurfControl's existing world class intellectual property. Our globally deplc team of threat detection experts will be further empowered to identify and ε emerging Internet threats before they attack enterprises."

The newly acquired technology will be launched in Q4 (April-June timeframe) the SurfControl Enterprise Threat Shield ("SETS"). SETS enhances SurfContro: Internet threat protection solutions as follows:

* Enterprise class protection from specific threats such as spyware;

* Businesses gain extended control over the broad and ever evolving range oi malicious content and applications - spyware, games, IM/P2P, music, movies, other user defined content threats - through dynamically updated threat databases and granular policy definition. Whether or not disguised, and regardless of their network entry point, SurfControl's acquired technology detects threats, such as spyware, at the exact moment they are introduced tc system, while it is being written to the network;

* The technology delivers enhanced protection by continuously discovering, terminating in real-time, and removing applications before they get onto use machines. By automatically removing existing malicious applications already the network, costly administrator intervention is not required for retrospec network cleanup at desktop level;

* The technology has centralized management and reporting which allows enterprises to manage their usage policy from a single point for rapid deployment and updates. Seamless integration with current business' directoı services, such as Microsoft Active Directory and Novell eDirectory, simplif: product deployment across the enterprise. This ensures maximum control, min: overhead, and no requirement for end-user involvement.

Having reviewed a number of competitive solutions on the market before makiı this acquisition, SurfControl believes that those solutions are either flawe limited in one or more of the following ways:

1. Easily circumvented by the end user;
2. Resource intensive at the desktop;
3. Built and targeted for the consumer desktop. This does not meet the comı operational needs of an enterprise;
4. Not customizable. This limits end user control of policy definition and threat identification;
5. Only provide scanning, detection and removal at the desktop. This does ı meet enterprise threat protection needs for the network as a whole, and
6. Only focused on single threats e.g. spyware.

The addition of this new technology to the existing award winning Web and E- Filtering products will allow SurfControl to provide an enhanced level of tl protection, delivering significant competitive advantage for the enterprise market.

SurfControl's unified threat protection solutions will deliver the most comprehensive protection against known, day-zero, and custom threats, to sec Internet content, enhance employee productivity and IT resource utilization,

achieve regulatory compliance and limit legal liability.

Terms of the Acquisition

The intellectual property relating to the technology was acquired from Aprec Limited. The purchase price is $6,820,000, of which $6,750,000 was paid in c at closing. The balance of $70,000 is subject to an earn-out over 12 months, if earned, will be paid in cash or could be used to acquire 5,636 treasury shares.

The current operating expenses relating to the acquired assets, together wit planned integration and marketing related product launch preparation costs a expected to be in the range of $0.8m to $1.0m in FY 05. It is too early to predict the timing and magnitude of invoicing from SETS, but it is probable little revenue will be generated in Q4. Further information will be providec the time of the Q3 FY 05 results announcement, following early integration a product launch preparation activity.

Intangible assets relating to this acquisition will be capitalized and amort over an estimated useful life of 24 months, consistent with our current accounting policies, commencing in Q3 FY 05. Details of this amortization cl will also be provided at the time of the Q3 FY 05 results announcement.

For further information, please contact:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Archie Berens archie@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

About SurfControl

SurfControl plc, is a world leading Internet Security company that stops thi for companies of all sizes. Our enterprise Web and E-mail filtering solutior handle existing and emerging threats by continuous attention to quality and innovation, helping our customers manage threats such as spyware, phishing, spam, gambling and porn in many forms.

SurfControl is the industry's only complete solution to manage Internet thre with high quality multilayered solutions. SurfControl technology protects a: points of entry, and every way employees use the Internet for business -- Instant Messaging, Web, E-mail and peer-to-peer, whether in the office or remotely. It also works on the most popular platforms they work on - Microsc Exchange and ISA 2004, Juniper, Cisco, Check Point, Blue Coat and many more. The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl

employs approximately 500 people in offices across the United States, Europe
Asia/Pacific. For further information and news on SurfControl, please visit
http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction w the accompanying reconciliation to the nearest UK GAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information

END
ACQBRGDXCSGGGUD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RECEIVED
2006 JUN 28 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:0111J
Surfcontrol PLC
24 February 2005

Letter to SurfControl Plc
Dated 23 February 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on, 21 February 2005, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,075,785 shares.

Of these 1,075,785 shares:

- The interest in 982,787 shares arose from the interest held by Goldman. Sachs & Co. a wholly-owned direct subsidiary of GS Inc, acting as custoc These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

- The interest in 92,998 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBUGDDGGDGGUS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9479I
Surfcontrol PLC
23 February 2005

Letter to SurfControl dated 22 February 2005

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company'

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 18 February 2005, The Goldman Sachs Group. Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 951,541 shares.

Of these 1,253,689 shares:

- The interest in 1,160,691 shares arose from the interest held by Goldma Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian. These shares are, or will be, registered in the name of Gol Sachs Securities (Nominees), Limited;

- The interest in 92,998 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS : These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBSGDDDGDGGUX

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4856I
Surfcontrol PLC
10 February 2005

Letter to: SurfControl PLC

This letter is to inform you that investment funds managed by Porter, Orlin, LLC, currently hold 2,423,188 shares of SurfControl Inc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 7.79% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed l have increased their shareholding by 1% since our last notification on Decer 22, 2004.

Please contact our Chief Financial Officer Bill Verdi (212-484-5008) should have any questions.

From: Geoffrey Hulme
Porter, Orlin LLC

END
HOLBRGDDSGBGGUG

SurfControl plc announces Interim results for FY 05 and second quarter ending December 31, 2004

View Financials

Growth at all levels produces record Q2 results

London, England (February 1, 2005) - SurfControl plc (London:SRF), the world leading Internet Security Company providing enterprise Web and E-mail filtering, today reported financial results for the quarter ending December 31, 2004.

Highlights

- Q2 annual invoicing growth of 10%
- Q2 annual revenue growth of 17%
- 28% annual growth in deferred revenue to $78.9m
- Revenues and pre-exceptional EBITDA earnings in line with expectations at $24.7m and $4.7m
- Successful first quarter launch of RiskFilter appliance
- Own share treasury purchases in Q2 total 295,000 - Ongoing program throughout FY 05 planned
- Positive progress from US restructuring and 33% growth from the Non-Americas regions

Headline Financial Results (US$m)

H1 and Q2 FY2005	6 months to Date 31/12/04 $m	6 months to Date 31/12/03 $m	% Change	3m 31/12/04 $m	3m 31/12/03 $m	% Change
Revenue	47.1	40.8	+15%	24.7	21.2	+17%
Gross margin %	99%	99%		98%	99%	
Pre-exceptional EBITDA	8.1	7.8	+4%	4.7	4.1	+14%
Profit before tax	3.1	7.5	(59%)	2.9	4.1	(29%)
Pro-forma EPS (US cents)	25.1	19.1	+31%	13.9	9.6	+45%
Basic EPS (US cents)	8.6	18.1	(53%)	8.2	9.9	(17%)
S&M spend as % of overall revenue	48%	50%		47%	50%	
Indirect invoicing %	63%	58%		65%	58%	
Non-Americas revenue %	38%	32%		38%	34%	
Invoicing	49.4	46.5	6%	29.4	26.8	10%
Deferred revenue	78.9	61.6	28%			
Cash balance	89.9	80.0	12%			
Pre-exceptional operating cash flow	10.3	14.1	(27%)	4.2	5.6	(25%)

Commenting on the results, Steve Purdham, CEO said, "I am pleased to report good progress throughout SurfControl's business. Top line growth in our Americas operation is complemented by yet another strong performance from our Non-Americas operations. Our market-leading Web and E-mail filtering solutions continue to protect companies of all sizes from existing and emerging threats. Our E-mail appliance, RiskFilter, was launched during the quarter and has made excellent progress with good early sales and adoption from our channel partners. We are also seeing significant interest in our unique mobile web filtering solution. The increasing number of inbound and outbound Internet threats facing enterprises is fueling our growth. Our strategy of delivering multilayered security solutions to meet these threats has been recognized by leading industry analysts.

"Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the

year."

For further information:	
SurfControl UK	**+44 (0) 1260 296 200**
Steve Purdham, CEO	steve.purdham@surfcontrol.com
ICIS Financial PR	**+44 (0) 207 651 8688**
Tom Moriarty, UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl US	**+1 831 440 2621**
Simon Wilson, CFO	simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations	lisa.beatty@surfcontrol.com

Second Quarter 2005 Financial Highlights

Revenues for the quarter increased 17% to $24.7m (Q2 FY 04: $21.2m). License revenue represented 22% of total revenue in the quarter (Q2 FY 04: 25%) reflecting a growing customer base and hence an overall higher proportion of renewal revenues. Revenues for the half year to December 31, 2004 increased 15% to $47.1m compared to $40.8m for the same period last year. Geographic expansion has continued with non-Americas revenues representing 38% of overall revenues in the quarter (Q2 FY 04: 34%). This change in mix has been driven by a very strong non-Americas year-on-year revenue growth rate of 33% and an Americas year-on-year revenue growth rate of 8%.

Pre-exceptional EBITDA for the quarter grew 14% to $4.7m (Q2 FY 04: $4.1m). For the half year to December 31, 2004, pre-exceptional EBITDA grew 4% to $8.1m compared to $7.8m for the same period last year. The improvements in this pro-forma measure of profit reflect continued achievement of cost efficiencies in sales and marketing, which more than offset the investment in product development and corporate infrastructure.

As a direct result of the amortization charge of intangible assets relating to the SecureM acquisition and the one-time accounting exceptional item in Q1 05, profit before tax for the quarter declined to $2.9m (Q2 FY 04: $4.1m), and for the half year to December 31, 2004 declined to $3.1m compared to $7.5m for the same period last year. Neither of these charges had a corresponding charge in the prior year periods.

Net interest income in the quarter was $0.6m (Q2 FY 04: $0.4m). The effective tax rate for Q2 is 15% and is expected to continue at this rate throughout FY 05. Pro-forma basic EPS increased 45% to 13.9 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 increased 31% to 25.1 cents. Basic earnings per share was 8.2 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 was 8.6 cents compared to 18.1 cents for the same period last year. As is the case for profit before tax, the decline in basic earnings per share reflects the amortization charge and one-time accounting exceptional item. Full-time Equivalent (FTE) headcount declined to 497, compared to 510 in the preceding quarter (Q2 FY 04: 441) following the previously announced US restructuring. We anticipate that headcount will return to previous levels as new hires are brought in to meet the focus of growth.

Overall Group invoicing in the quarter was $29.4m representing a 10% annual increase over the same period last

year (Q2 FY 04: 26.8m). The principal Group invoicing statistics for the second quarter are as follows:

- The proportion of invoicing generated by the channel increased to 65% (Q2 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained very strong in the 70% - 80% range
- Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q2 FY 04: 24%)
- The average Corporate invoice value increased to $7,400 in the quarter (Q2 FY 04: $6,800)
- The value of 3-year contracts as a proportion of invoicing increased to 47% in the quarter (Q2 FY 04: 41%)
- In the quarter there were 56 deals over $50,000 (Q2 FY 04: 44)
- New customer sales represented 27% of invoicing, sales into the customer base 21%, renewals 49%, other sales 3% (Q2 04: 38%, 19%, 41%, and 2% respectively)
- New customer additions in the quarter were 1,166 (Q2 FY 04: 1,313)

Deferred revenue increased annually by 28% to $78.9m (Q2 FY 04: $61.6m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $4.2m in the quarter (Q2 FY 04: $5.6m) and for the half year to December 31,2004 was $10.3m compared to $14.1m for the same period last year. Free cash flow was $2.9m in the quarter (Q2 FY 04: $4.9m) and for the half year to December 31,2004 was $8.2m compared to $11.7m for the same period last year. The reduction in second quarter cash flow compared to the prior year reflects the rate of growth in invoicing during Q1 which was historically low.

Group DSO improved to 50 days, and total cash balances grew 12% over the last year to $89.9m (Q2 FY 04: $80.0m) after the cash outflows relating to purchase of own shares to the value of $3.1m in Q2, $4.9m in Q1 and a total of $9.0m since the start of its repurchase program in May 2004. To date, 856,000 own shares have been purchased, representing approximately 2.8% of the Company's current issued share capital. The Company intends to continue to purchase shares during FY 05 within the bounds of free cash flow and the authority given to the Board by the shareholders. For the foreseeable future, the Company intends to retain the purchased shares in Treasury.

Relative to our Group DSO, sales collection periods in China are proving to be longer than expected. As indicated in the previous quarter, we are now recognising revenue arising from sales in China as cash is received. This prudent acknowledgment of the risks associated with extended collection periods has therefore slowed down the rate of revenue recognition from China, and will continue to do so until shorter collection cycles and/or a history of low levels of bad debts have been established.

At the time of the acquisition of the assets of SecureM, the purchase price was estimated at $13.2m which included an earn-out component. The maximum actual purchase price has now been determined to be no more than $12.2m. The earn-out criteria will be established fully by March 31, 2005 and we will report the final actual purchase price at the time of our Q3 results. The modest reduction in purchase price will result in a similarly modest benefit to estimated total cash flow in Q4 05 and a reduction in the remaining amortization charge in Q3 05 through Q1 07.

Corporate Highlights

Increased threats demand higher quality and multilayered Security Solutions and are driving the growth in the market

The Secure Content Market is expected to grow to $7.5bn by 2008 with the Web and E-mail Filtering Segments growing by 23% and 34% CAGR respectively. New threats evolve, for example, spyware is occupying much of the IT world at the moment. We believe that in order to secure against threats such as spyware, phishing,

gambling and porn, the markets will merge and customers will demand the high-quality multilayered solutions offered by SurfControl, as opposed to point or single product offerings. Our product strategy has recently been awarded first prize in a review of the global market by Industry analysts Frost and Sullivan.

During the quarter, we have seen growth in demand for our software products following the Q1 launch of new versions across our complete product set. Of note in the quarter, the SurfControl Web filter was honoured as "Best Web Usage Monitor" category in Redmond Magazine's 2005 Reader Survey beating Websense and WebTrends. In addition, SurfControl E-mail Filter was recognized as a preferred product in the "Best Secure Messaging Tool or Service" category. Our Web and E-mail products are both finalists in the Secure Computing Awards to be announced later this coming quarter.

We are working with Microsoft on a series of global and regional promotions for our web product on Microsoft's ISA 2004 platform.

RiskFilter appliance gaining market traction

As stated in our last results, our focus is on launching new products and platforms for the delivery of layered Internet Security, such as the RiskFilter appliance. This quarter represents the first full quarter in which RiskFilter has been available. The market reaction has been extremely positive from both end customers and the reseller channel. Given the launch date of October 4th, the early sales achieved in the quarter prove that the right product can deliver results with a short sales cycle. Our growing pipeline therefore indicates good sequential growth in following quarters.

Our customers and channel partners tell us they have welcomed the RiskFilter for the following reasons:

- Ease of Deployment - RiskFilter has been proven by resellers, customers and independent analysts to be easy to install and has therefore delivered on its plug and play design promise
- Scalable - RiskFilter has also performed well in high volume conditions, and has proved to be extremely robust
- High Performance and Value - Given RiskFilter's features, Linux security and simplified administration, the market accepts the premium pricing model of RiskFilter in comparison with competitor offerings
- Expanded Range of Models - In addition to the E10 and E20 launched in October, for 500 and 2,000 user environments, the E30 is also now available for 5,000 user environments. In Q3 we intend to launch a small entry level SME version and a high-end Enterprise version providing a single unit capable of handling high volumes of messaging traffic
- Growing Reseller Channel - since the launch of RiskFilter we have increased the global number of authorized resellers for the appliance to 40, and we expect this to double by the end of the fiscal year

RiskFilter also has won its first public award. The China Electronic Development Institute recently named RiskFilter as one of the top ten Hottest Network Products.

High Profile Customers, Larger Deals, and Improved Renewal Rates

During the quarter SurfControl added over 1,100 new customers. Of particular note was the addition of high profile customers in a wide range of territories around the world. We are beginning to see traction in recently entered territories, for example, in the Nordic regions, India and the Far East. The quarter also recorded our highest ever number of $50k+ sales; these 56 sales being further evidence of the robust and scalable nature of our product offerings. Reflecting this international Enterprise presence, new customers included Premier Medical, Oklahoma Department Of Labor, Brinks, Inc., Suzuki, Sri Lanka Telecom, China Southern Airlines Co. Ltd, United Broadcasting Corporation Thailand, Daimler Chrysler, British Olympic Association, British Nuclear Group, NSW Attorney Generals Department, Suncorp Metway, Fiji Government, National Telecommunications Authority of Hungary, CTC TV Moscow and TransCreditbank Moscow. Equally positive, our renewal rates in the quarter

moved to the upper end of our 70-80% operating range, with Enterprise account renewals exceeding 80% for the first time since FY 03.

Mobile threats secured by SurfControl Mobile Filter

Following the launch of our mobile content security solution we have seen high levels of interest in SurfControl Mobile Filter, particularly in competitive situations. We are now seeing early traction with both existing and new customers. SurfControl Mobile Filter extends the industry-leading threat protection and flexible filtering of the SurfControl Web Filter to mobile and remote users. As the use of advanced PDAs increases and mobile working outside the office becomes more widespread, there is an increasing need for a mobile security solution. Customers such as Telewest Broadband, Nordic Lan AB, and Bunzl USA Distribution are already benefiting from the increased threat protection and security of the Mobile Filter.

US sales operation improved performance

In the US we have focused our sales and marketing operation in order to make it more effective and efficient in attacking the significant opportunity in this market. Following the reorganization reported at Q1, a number of positive steps have been taken including some significant key hires such as a new VP of Marketing, several key marketing and sales professionals, and a new PR agency specializing in Internet Security. More aggressive Internet Security Market messaging programs, a re-focused communications plan, and a highly energized team are emerging. The results are beginning to show: the Americas' sales team corrected its negative year-on-year invoicing performance of Q1 to produce a positive year-on-year result, and Americas' revenue grew 8% year on year.

International operations

We continue to experience strong growth in our International operations with invoicing growth of 35% year-on-year for the first half of the year. Of particular note is recent recognition from IDC that SurfControl has in excess of 30% of the Content Security Market in Australia.

We will continue to focus our international investment on the development of our reseller channel as our primary route to market. Demand from the channel is high for security solutions that protect enterprises from the threats of the Internet, as exemplified by a European reseller roadshow we hosted in January in Austria that had in excess of 120 reseller representatives. The event was supported and attended by key Internet Security partners Microsoft, Juniper, GlobalCerts and Fujitsu Siemens.

Increased demand for Web Filtering appliances

As the market develops, customers increasingly want the choice of solution delivery between software, appliances and managed services. To that end, we have been researching the most appropriate way to offer a Web Filtering Appliance. We believe that the market is best served by leveraging our very strong heritage with Web solutions for the Microsoft ISA 2004 platform. We have therefore created an 'Appliance Version' of our Web Filter which will be available on a wide range of third party appliances supporting Microsoft's ISA 2004 platform. This creates a strong 'meet-in-the-channel' opportunity for SurfControl.

Early adopters of the ISA 2004/SurfControl Web Filter for Appliances are RimApp and Celestix, who will preload SurfControl's Web Filter technology on their very powerful range of MS ISA 2004-based appliances. Relationships with other such appliance vendors are being developed.

We believe that our own branded RiskFilter appliance for E-mail, combined with a range of SurfControl-powered Web Filter appliances delivered through our channel and technology partners, will most directly meet customer demand and therefore provide a strong base for future growth.

Outlook

Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the year.

About SurfControl

SurfControl plc, is a world leading Internet Security company that stops threats for companies of all sizes. Our enterprise Web and E-mail filtering solutions handle existing and emerging threats by continuous attention to quality and innovation, helping our customers manage threats such as spyware, phishing, spam, gambling and porn in many forms.

SurfControl is the industry's only complete solution to manage Internet threats with high quality multilayered solutions. SurfControl technology protects all points of entry, and every way employees use the Internet for business -- Instant Messaging, Web, E-mail and peer-to-peer, whether in the office or remotely. It also works on the most popular platforms they work on - Microsoft Exchange and ISA 2004, Juniper, Cisco, CheckPoint, BlueCoat and many more.

The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs approximately 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

About Redmond Magazine

Originally founded in 1995 as Microsoft Certified Professional Magazine, the magazine was relaunched as Redmond magazine in October 2004 to reflect an evolution and increasing level of responsibility among the readership. Redmond provides cutting edge product, business, and how to information to network professionals, IT managers and IT directors focusing on the Microsoft Windows platform.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information/

Independent review report by KPMG Audit Plc to SurfControl Plc

Introduction

We have been engaged by the company to review the financial information set out on pages 9 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
Manchester
31 January 2005

Un-audited Group profit and loss account
for the six months ended 31 December 2004

	Notes	31 December 2004	31 December 2003
		$'000	$'000
Turnover	2	**47,126**	40,818
Cost of sales		**(708)**	(614)
Gross profit		**46,418**	40,204
Selling and distribution costs		**(22,784)**	(20,350)
Research and development		**(5,942)**	(4,391)
General and administrative costs		**(9,548)**	(7,824)
Exceptional item-onerous lease charge	3	**(1,648)**	-
Amortisation of intangible assets and depreciation		**(4,599)**	(849)
Movement in equity based compensation charge		**69**	(320)
Total administrative expenses		**(21,668)**	(13,384)
Operating profit		**1,966**	6,470
Proceeds from disposal of business		**-**	183
Net interest receivable		**1,141**	795
Profit on ordinary activities before taxation		**3,107**	7,448
Tax on profit on ordinary activities	5	**(477)**	(1,868)
Profit on ordinary activities after taxation		**2,630**	5,580
Basic earnings per ordinary share (cents)	4	**8.60**	18.11
Diluted earnings per ordinary share (cents)	4	**8.51**	17.62

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

	Notes	31 December 2004	31 December 2003
Profit on ordinary activities after taxation		**2,630**	5,580
Movement in share option provision		**(69)**	320
Amortisation of intangible assets		**3,476**	-
Exceptional item-onerous lease charge		**1,648**	-
Pro-forma Profit		**7,685**	5,900
Basic pro-forma Profit per ordinary share (cents)	4	**25.12**	19.15

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

	31 December 2004	31 December 2003
Pro-forma Profit	**7,685**	5,900
Tax on profit on ordinary activities	**477**	1,868
Depreciation	**1,123**	849
Net interest receivable	**(1,141)**	(795)
EBITDA	**8,144**	7,822

Un-audited Group profit and loss account
for the three months ended 31 December 2004

SurfControl plc
Results for the FY 05 second quarter ending December 31, 2004

	Notes	31 December 2004	31 December 2003
		$'000	$'000
Turnover	2	**24,664**	21,154
Cost of sales		**(403)**	(320)
Gross profit		**24,261**	20,834
Selling and distribution costs		**(11,512)**	(10,636)
Research and development		**(3,158)**	(2,242)
General and administrative costs		**(4,922)**	(3,993)
Exceptional item-onerous lease charge		**-**	-
Amortisation of intangible assets and depreciation		**(2,328)**	(438)
Movement in equity based compensation charge		**11**	(6)
Total administrative expenses		**(10,397)**	(6,679)
Operating profit		**2,352**	3,519
Proceeds from disposal of business		**-**	117
Net interest receivable		**582**	441
Profit on ordinary activities before taxation		**2,934**	4,077
Tax on profit on ordinary activities		**(451)**	(1,031)
Profit on ordinary activities after taxation		**2,483**	3,046
Basic earnings per ordinary share (cents)		**8.19**	9.86
Diluted earnings per ordinary share (cents)		**8.10**	9.66

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

Profit on ordinary activities after taxation	**2,483**	3,046
Movement in share option provision	**(11)**	6
Amortisation of intangible assets	**1,738**	-
Exceptional item-onerous lease charge	**-**	-
Pro-forma Profit	**4,210**	3,052
Basic pro-forma Profit per ordinary share (cents)	**13.88**	9.64

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

Pro-forma Profit	**4,210**	3,052
Tax on profit on ordinary activities	**451**	1,031
Depreciation	**590**	438
Net interest receivable	**(582)**	(441)
EBITDA	**4,669**	4,080

Un-audited Group statement of total recognised gains and losses
for the six months ended 31 December 2004

SurfControl plc
Results for the FY 05 second quarter ending December 31, 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,630**	5,580
Unrealised exchange difference on translation	**472**	2,507
Total recognised gains relating to the financial period	**3,102**	8,087

Un-audited Group statement of total recognised gains and losses for the three months ended 31 December 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,483**	3,046
Unrealised exchange difference on translation	**614**	2,116
Total recognised gains relating to the financial period	**3,097**	5,162

Un-audited Group balance sheet
at 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Fixed assets			
Intangible assets	6	**9,077**	-
Tangible assets		**4,309**	3,446
		13,386	3,446
Investments		**35**	32
		13,421	3,478
Current assets			
Stocks		**4**	-
Debtors	7	**33,143**	22,971
Cash at bank and in hand	13	**89,874**	80,013
		123,021	102,984
Creditors: amounts falling due within one year	8	**(76,973)**	(55,278)
Net current assets		**46,048**	47,706
Total assets less current liabilities		**59,469**	51,184
Creditors: amount falling due after more than one year	9	**(26,962)**	(20,946)
		32,507	30,238
Capital and reserves			
Equity share capital		**5,030**	4,997
Called up share capital	10	**5,030**	4,997
Share premium account	10	**3,905**	2,560
Capital redemption reserve	10	**882**	882
Profit and loss account	10	**22,690**	21,799
Equity shareholders' funds		**32,507**	30,238

Un-audited Group statement of cash flows
for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Net cash inflow from operating activities before exceptional item	11	**10,297**	14,141
Exceptional cash outflow from operating activities		**(275)**	-
Net cash inflow from operating activities after exceptional item		**10,022**	14,141
Returns on investments and servicing of finance	12	**1,378**	859
Taxation		**(1,656)**	(2,577)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,501)**	(737)
Sale of tangible fixed assets		-	7
Net cash outflow from capital expenditure and financial investment		**(1,501)**	(730)
Purchase of subsidiary undertaking		**(85)**	-
Cash acquired with subsidiary undertaking		-	-
Proceeds from disposal of business		-	183
Net cash inflow from acquisitions and disposals		**(85)**	183
Net cash inflow before management of liquid resources and financing		**8,158**	11,876
Management of liquid resources	13	**(11,938)**	(11,724)
Financing			
Proceeds from share issue		**160**	2,532
Purchase of own shares for treasury		**(8,205)**	-
Repayment of capital element of finance lease and hire purchase contracts	13	**(9)**	(21)
Net cash inflow from financing		**(8,054)**	2,511
(Decrease)/ increase in cash in the period	13	**(11,834)**	2,663

Reconciliation of net cash flow to movement in net funds for the six months ended 31 December 2004		31 December 2004 $'000	31 December 2003 $'000
(Decrease)/ increase in cash in the period		**(11,834)**	2,663
Cash outflow from decrease in debt and lease financing	13	**9**	21
Net transfers to liquid resources	13	**11,938**	11,724
Change in net funds resulting from cash flows	13	**113**	14,408
Difference on translation	13	**2,291**	3,915
Movement in net funds in the period		**2,404**	18,323
Net funds at the beginning of the period	13	**87,436**	61,634
Net funds at the end of the period	13	**89,840**	79,957

Notes to the un-audited financial statements for the six months ended 31 December 2004

1. Basis of preparation

The financial statements have been prepared on the basis of accounting policies set out in the Group's audited financial statements for the year ended 30 June 2004.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the six months ended 31 December 2004 and 31 December 2003 are un-audited.

2. Turnover analysis

Turnover by product group
During the periods under review the Group had several products which constituted a single product group related to Internet content filtering for web, e-mail, instant messaging and peer-to-peer.

Turnover by destination	6 months ended 31 December 2004	6 months ended 31 December 2003
	$'000	$'000
United Kingdom	9,348	7,135
Mainland Europe	4,113	3,239
Americas	29,131	27,665
Rest of the World	4,534	2,779
	47,126	40,818

Turnover by destination	3 months ended 31 December 2004	3 months ended 31 December 2003
	$'000	$'000
United Kingdom	5,015	3,797
Mainland Europe	2,401	1,752
Americas	15,177	14,017
Rest of the World	2,071	1,588
	24,664	21,154

3. Exceptional item-onerous lease charge

	31 December 2004	31 December 2003
	$'000	$'000
Rent on vacant offices	1,648	-

During the half year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to profit and loss account in the period.

4. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**2,630**	5,580
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Dilutive effect of share options	**318,602**	850,974
Diluted weighted average ordinary shares in issue	**30,905,831**	31,669,091
Basic earnings per ordinary share (cents)	**8.60**	18.11
Diluted earnings per ordinary share (cents)	**8.51**	17.62

Basic pro-forma profit per ordinary share is calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Pro-forma profit	**7,685**	5,900
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Basic pro-forma profit per ordinary share (cents)	**25.12**	19.15

Own shares held in treasury by the Company of 856,000 (31 December 2003:nil) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	31 December 2004 $'000	31 December 2003 $'000
US Federal and state tax	**(8)**	(950)
Non US Corporation tax	**(676)**	(1,703)
Adjustments in respect of previous years	**-**	5
Total current tax charge	**(684)**	(2,648)
Deferred tax	**207**	780
Total tax charge	**(477)**	(1,868)

6. Intangible assets

	Intellectual Property $'000	Goodwill $'000	Total $'000
Cost:			
At 1 July 2004	13,194	711	13,905
Additions	(1)	-	(1)
At 31 December 2004	13,193	711	13,904
Amortisation:			
At 1 July 2004	1,283	68	1,351
Provided during the period	3,298	178	3,476
At 30 December 2004	4,581	246	4,827
Net book value at 31 December 2004	**8,612**	**465**	**9,077**
Net book value at 31 December 2003	-	-	-

The intellectual property and goodwill at 31 December 2004 relates to the written down provisional value of Linux based appliance technology and a sales and distribution operation based in China respectively, which were acquired from SecureM, Inc in April 2004. The intangible assets are being amortised to profit and loss account over twenty-four months from April 2004.

7. Debtors

	31 December 2004 $'000	31 December 2003 $'000
Trade debtors	**19,668**	15,138
Other debtors	**194**	41
Taxation recoverable	**2,133**	-
Deferred tax assets	**7,254**	5,067
Prepayments and accrued income	**3,894**	2,725
	33,143	22,971

8. Creditors: amounts falling due within one year

	31 December 2004 $'000	31 December 2003 $'000
Trade creditors	**3,060**	1,904
Corporation tax	**6,174**	4,976
Taxes and social security costs	**2,176**	1,527
Accruals	**9,098**	5,356
Deferred income	**52,322**	41,490
Obligations under finance leases and hire purchase contracts	**20**	25
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	-
	76,973	55,278

9. Creditors: amounts falling due after more than one year

	31 December 2004 $'000	31 December 2003 $'000
Deferred income	**26,580**	20,126
Obligations under finance leases and hire purchase contracts	**14**	31
Equity based compensation	**368**	789
	26,962	20,946

10. Share capital and reserves

	Share capital $'000	Capital redemption reserve	Share premium account $'000	Profit and loss reserve $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	3	-	102	-	105
Retained profit for the period	-	-	-	2,630	2,630
Purchase of own shares for treasury	-	-	-	(7,932)	(7,932)
Un-realised exchange difference on re-translation	-	-	-	472	472
Equity based compensation	-	-	-	28	28
As at 31 December 2004	**5,030**	**882**	**3,905**	**22,690**	**32,507**
As at 31 December 2003	4,997	882	2,560	21,799	30,238

The Company holds 856,000 of its own shares in treasury for the sum of $9,044,000, which were purchased at an average price of £5.77 ($10.57) including costs. During the half year 750,000 shares were purchased at a cost of $7,932,000 and at an average price of £5.75 ($10.58).

A charge of $28,000 in respect to the net of tax cost of long term incentive share rights has been charged to the profit and loss account within the equity based compensation provision, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows

	31 December 2004 $'000	31 December 2003 $'000
Operating profit	**1,966**	6,470
Exceptional item-onerous lease charge	**1,648**	-
Operating profit before exceptional item	**3,614**	6,470
Depreciation	**1,124**	849
Amortisation of intangible assets	**3,476**	-
Profit on sale of tangible fixed assets	**-**	(3)
Decrease in stocks	**65**	-
Decrease in debtors	**625**	2,483
Increase in creditors	**1,393**	4,342
Net cash inflow from operating activities before exceptional item	**10,297**	14,141

12. Returns on investments and servicing of finance

	31 December 2004 $'000	31 December 2003 $'000
Finance lease and hire purchase interest paid	**(2)**	(6)
Bank interest paid	**(1)**	(2)
Other interest paid	**(7)**	(8)
Bank interest received	**1,388**	875
	1,378	859

13. Analysis of net funds

	At 1 July 2004 $'000	**Cash flow $'000**	**Foreign exchange differences $'000**	**At 31 December 2004 $'000**	At 31 December 2003 $'000
Overnight cash balances and cash in hand	50,518	(11,834)	1,167	**39,851**	38,949
Term deposits	36,959	11,938	1,126	**50,023**	41,064
Cash at bank and in hand	87,477	104	2,293	**89,874**	80,013
Finance leases	(41)	9	(2)	**(34)**	(56)
Total	87,436	113	2,291	**89,840**	79,957

SurfControl®

The World's # 1 Web and E-mail Filtering Company

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

Highlights Q2 FY05

- Q2 Invoicing Growth 10%
- Q2 Revenue Growth 17%
- Deferred Revenue Growth 28%
- Revenue and EBITDA in-line
- Excellent Progress with RiskFilter
- Positive Progress in US and 33% Growth from Non-US regions

SurfControl®

The World's #1 Web & E-mail Filtering Company

Simon Wilson

Group CFO

ɔummary P&L Results for Q2 Fʏ 2005
(December 31st, 2004)

SurfContr l®

The World's #1 Web & E-mail Filtering Company

$000	Q2 05	% of Rev	Q2 04	% of Rev	% change
Total revenue	24,664		21,154		17%
Gross profit	24,261	98%	20,834	98%	
Selling & distribution costs	(11,512)	47%	(10,636)	50%	8%
Research & development costs	(3,158)	13%	(2,242)	11%	41%
General & administrative expenses	(4,922)	20%	(3,993)	19%	23%
Amortisation of intangible assets	(1,738)		0		
Depreciation	(590)		(438)		
Movement in share option provision	11		(6)		
Total expenses	(21,909)		(17,315)		
Operating profit	2,352	10%	3,519	17%	
Profit on disposal of business	0		117		
Net interest receivable	582		441		
Profit before taxation	2,934	12%	4,077	19%	
Taxation	(451)		(1,031)		
Profit after tax	2,483	10%	3,046	14%	
Basic earnings per ordinary share (cents)	8.2		9.9		

Highlights

* Revenues up 17% year-on-year
* License revenue is 22% of total revenue (Q2 04: 25%)
* Pre-exceptional EBITDA of $4.7m or 19% of revenue (Q2 04: $4.1m, 19%)
* Pro-forma EPS 13.9 cents (Q2 04: 9.6 cents)
* Estimated effective tax rate of 15%

Revenue Analysis Q2 FY 05

SurfControl®

The World's #1 Web & E-mail Filtering Company


Revenue by Type
22%
78%
License
Subscription


Revenue by Geography
10%
8%
20%
62%
Americas
UK
Mainland Europe
Rest of World


Revenue Visibility
10%
22%
68%
License
Deferred Brought Forward From Q1
Deferred Arising in Q2

Summary Balance Sheet Data as at December 31st, 2004

SurfControl®

The World's #1 Web & E-mail Filtering Company

$000	12/31/2004	12/31/2003
Intangibles	9,077	0
Fixed assets	4,344	3,478
Current assets:-		
Trade debtors	19,668	15,138
Other assets	13,479	7,833
Cash	89,874	80,013
Creditors less than 1 year	(76,973)	(55,278)
Creditors more than 1 year	(26,962)	(20,157)
NET ASSETS	32,507	31,027
Equity & Capital Reserves	9,817	8,439
Profit & Loss	22,690	21,799
SHAREHOLDERS' FUNDS	32,507	30,238

Highlights:

- Pre-exceptional Operating Cash flow $4.2m
- Free Cash flow $2.9m
- Increase in Trade Debtors due to higher invoicing levels
- Increase in Other Assets due to deferred tax assets
- Increase in Creditors due to deferred revenue - see below

	12/31/2004	12/31/2004
Deferred revenue		
within one year	52,332	41,490
more than one year	26,580	20,126
Total deferred revenue	78,912	61,616

Highlights:

- Year-on-year growth in deferred revenue of 28%, sequential 8%
- Long-term portion of deferred revenue increased to 34%

ɔummary P&L Results for 1H Fʏ 2005
(December 31st, 2004)

SurfContr l®

The World's #1 Web & E-mail Filtering Company

$000	1H 05	% of Rev	1H 04	% of Rev	% change
Total revenue	47,126		40,818		15%
Gross profit	46,418	98%	40,204	98%	
Selling & distribution costs	(22,784)	48%	(20,350)	50%	12%
Research & development costs	(5,942)	13%	(4,391)	11%	35%
General & administrative expenses	(9,548)	20%	(7,824)	19%	22%
Exceptional item: onerous lease charge	(1,648)		0		
Amortisation of intangible assets	(3,476)		0		
Depreciation	(1,123)		(849)		
Movement in share option provision	69		(320)		
Total expenses	(44,452)		(33,734)		
Operating profit	1,966	4%	6,470	16%	
Profit on disposal of business	0		183		
Net interest receivable	1,141		795		
Profit before taxation	3,107	7%	7,448	18%	
Taxation	(477)		(1,868)		
Profit after tax	2,630	6%	5,580	14%	
Basic earnings per ordinary share (cents)	8.6		18.1		

Highlights

* Revenues up 15% year-on-year
* Pre-exceptional EBITDA of $8.2m or 17% of revenue (Q1 04: $7.8m, 19%)
* Pro-forma EPS 25.1 cents (1H 04: 19.2 cents)
* Estimated effective tax rate of 15%

SurfControl®

The World's #1 Web & E-mail Filtering Company

International Accounting Standards Update



- *"Ready"* .... for FY 2006



- *"Set"* ....for UK GAAP to IFRS reconciliation

- *"Go!"* .... in Q1 FY 2006



SurfControl®

The World's #1 Web & E-mail Filtering Company

Steve Purdham

CEO

SurfControl®

The World's #1 Web & E-mail Filtering Company

Market Explosion

2003


Messaging
$397M
Web
$338M

2008


Messaging
$1.69B
Web
$0.94B

- Web CAGR 22.6%
- Messaging CAGR 33.6%

Source IDC

SurfControl®

The World's #1 Web & E-mail Filtering Company

Worldwide Web + Messaging Markets


1200
1000
800
600
400
200
0

	North America	Western Europe	APAC	ROW
2003	378	275	136	37
2008	1168	926	423	108

Source IDC

US Progress

- Enhanced Sales Operation
- Increasing Strength in marketing teams
- Further investment in Support operation
- Positive feed back from Channel
- Increased Partner relationships
  Microsoft – Juniper
- Increased Enterprise focus

SurfControl®

The World's #1 Web & E-mail Filtering Company

Spyware


300m
250m
200m
150m
100m
50m
2004
2005
2006
2007
2008

Source: IDC

SurfContr l®

The World's #1 Web & E-mail Filtering Company

Ongoing Investment - Web Filter v5


Internet
Content Risks
Dial-up
Broadband
Wireless
Nomad - Mobile Filtering
SurfControl Web Filter
Enterprise
XXX
TOP SECRET

- Mobile Filtering
- Localised versions
  - Spanish, French & German

- New Connectors - Microsoft ISA 2004, Juniper Cisco CE, BlueCoat

Ongoing Investment - Email Filter v5

- Improved Spam Performance
- Integrated Web Features
- Scalability & Security
- End User Spam Management
- Additional Threat Protection
  -Confidentiality
  -Phishing
  -Spyware


Properties for URL Category List
URL Category List
SurfControl
URL Category List
This object compares URLs in e-mail
categories you select below.
Match Categories
Adult/Sexually Explicit
Criminal Skills
Drugs, Alcohol & Tobacco
Gambling
Hacking/Spyware
Intolerance/Hate
Violence/Tasteless
Weapons
Select all Categories
Reverse logic
OK
Properties for Anti-Spam Agent
Digital Fingerprinting
Heuristics
LexiRules
Neural Networks
SurfControl
Anti-Spam Agent
Digital Fingerprinting compares e-mail messages to known spam in different categories.
Enable Digital Fingerprinting
Categories
Adult
Chain Letters
Computing & Internet
Dating & Personals
Entertainment
Finance & Home Business
Gambling
Games & Interactive
Health & Medicine
Hoax & Rumor
Select All categories
Reverse logic
OK
Cancel
Help

SurfControl®

The World's #1 Web & E-mail Filtering Company

Web Threats - almost 9M sites

URL Threat Database
60% Growth


10,000,000
5,000,000
0
Jan '04
Jan '05

International Sites
60% Growth


40%
30%
20%
10%
0%
Jan '04
Jan '05

- Five additional Threat Categories, including Spyware and Illegal Drugs
- Improved VCA
- Researchers now in 20 countries on 5 continents - RELEVANCE
- Great success with International Partner Participation Initiative

SurfControl®

The World's #1 Web & E-mail Filtering Company

E-mail Threat Detection

SPAM ATTACKS FINGERPRINTED

144% Growth



10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Jan '04
Jan '05

- Huge growth in unique Digital Fingerprints
- Heuristics Technology
- International Anti-Spam initiative

SurfContr l®

The World's #1 Web & E-mail Filtering Company

RiskFilter Email Appliance


RiskFilter
SurfContr l

- Positive Progress
- Launched
  - E10 for up to 500 users
  - E20 for up to 2000 users
  - E30 for up to 5000 users
  -
- Will Launch in Q3
  - Entry level E5 for up to 250 users
  - Enterprise High Performance E40 - unlimited users

Web Appliance

- Decision to Partner rather than Build
- Strategic Alliance with Microsoft ISA 2004 platform.



eg
- Celestix MSA Range 2000/3000/4000
- Integrated SurfControl Web Filter
- Single Solution with Firewall, branch office VPN and caching with MS ISA 2004 plus web monitoring and filtering
- Great network security and productivity with two industry-leading solutions, Microsoft ISA Server and SurfControl Web Filter, on an optimized appliance

FY05 Outlook

- 05 Results in line market expectations
- Continued Investment in Technology
- Continued expansion in chosen Geographical Regions

Appendix: Financial Detail

Q2 Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

SurfControl®

The World's #1 Web & E-mail Filtering Company

	3 month period to 12/31/2004		to 12/31/2003	
	$'000		$'000	
UK GAAP Profit After Tax	2,483		3,046	
UK GAAP Basic EPS (cents)		8.2		9.9
Movement in share option provision	(11)		6	
Amortisation of intangible assets	1,738		0	
Pro Forma Profit After Tax	4,210		3,052	
Pro Forma Basic EPS (cents)		13.9		9.9
Taxation	451		1,031	
Depreciation	590		438	
Interest receivable	(582)		(441)	
Pre-exceptional EBITDA	*4,669*		4,080	

Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

SurfControl®

The World's #1 Web & E-mail Filtering Company

	6 month period to 12/31/2004		to 12/31/2003	
	$'000		$'000	
UK GAAP Profit After Tax	2,630		5,580	
UK GAAP Basic EPS (cents)		8.6		18.1
Movement in share option provision	(69)		320	
Amortisation of intangible assets	3,476		0	
Exceptional item: onerous lease charge	1,648		0	
Pro Forma Profit After Tax	7,685		5,900	
Pro Forma Basic EPS (cents)		25.1		19.1
Taxation	477		1,868	
Depreciation	1,123		849	
Interest receivable	(1,141)		(795)	
Pre-exceptional EBITDA	*8,144*		7,822	

Summary Q2 Cash Flow

SurfControl®

The World's #1 Web & E-mail Filtering Company

3 month period:	to 12/31/2004	to 12/31/2003
	$'000	$'000
Operating Profit	**2,352**	**3,519**
Amortization and depreciation	2,328	438
Working capital movement	(456)	1,647
Pre-exceptional Operating Cash Flow	***4,224***	***5,604***
Exceptional item net cash outflow	*(198)*	0
Operating Cash Flow	***4,026***	***5,604***
Net interest received	*718*	522
Net capital expenditure	(574)	(501)
(Tax paid)/recovered	(1,230)	(687)
Free Cash Flow	***2,940***	***4,938***
Share issues	64	48
Purchase of own shares	(4,147)	0
Net proceeds from disposal of business	0	120
Repayments of loans and leases	(4)	(11)
Foreign exchange difference (unrealised)	2,314	3,436
Total Movement in Cash	***1,167***	***8,531***

Highlights:

- Operating cash flow of $4.0m - less than last year due to lower rate of growth of invoicing
- DSO's in the 50-55 range
- Free cash flow of $2.9m in line with $3.1m of new purchases of Treasury stock in Q2

Summary 1H Cash Flow

SurfControl®

The World's #1 Web & E-mail Filtering Company

6 month period:	to 12/31/2004	to 12/31/2003
	$'000	$'000
Operating Profit	**1,966**	**6,470**
Amortization and depreciation	4,600	849
Accounting exceptional item: onerous lease charge	1,648	0
Working capital movement	2,083	6,822
Pre-exceptional Operating Cash Flow	***10,297***	***14,141***
Exceptional item net cash outflow	*(275)*	0
Operating Cash Flow	***10,022***	***14,141***
Net interest received	*1,378*	859
Net capital expenditure	(1,501)	(730)
(Tax paid)/recovered	(1,656)	(2,577)
Free Cash Flow	***8,243***	***11,693***
Share issues	160	2,532
Purchase of own shares	(8,205)	0
Net proceeds from disposal of business	0	183
Cash paid for acquisitions and related costs	(85)	0
Repayments of loans and leases	(9)	(21)
Foreign exchange difference (unrealised)	2,293	3,919
Total Movement in Cash	***2,397***	***18,306***

Highlights:

- Operating cash flow of $10.0m- less than last year due to lower rate of growth of invoicing
- DSO's in the 50-55 range
- Free cash flow of $5.3m exceeds share repurchases of $4.1m

Financial Announcements

REG-Surfcontrol PLC Interim Results

RNS Number:0298I
Surfcontrol PLC
01 February 2005

SurfControl plc announces Interim results for FY 05 and second quarter enc December 31, 2004

Growth at all levels produces record Q2 results

London, England (February 1, 2005) - SurfControl plc (London:SRF), the worlc leading Internet Security Company providing enterprise Web and E-mail filte1 today reported financial results for the quarter ending December 31, 2004.

Highlights

- Q2 annual invoicing growth of 10%
- Q2 annual revenue growth of 17%
- 28% annual growth in deferred revenue to $78.9m
- Revenues and pre-exceptional EBITDA earnings in line with expectations at $24.7m and $4.7m
- Successful first quarter launch of RiskFilter appliance
- Own share treasury purchases in Q2 total 295,000 - Ongoing program throughout FY 05 planned
- Positive progress from US restructuring and 33% growth from the Non-Americas regions

Headline Financial Results (US$m)

H1 and Q2 FY2005

	6 months to Date 31/02/04 $m	6 months to Date 31/12/03 $m	% change	3m 31/12/04 $m	3m 31/12/03 $m	cł
Revenue	47.1	40.8	+15%	24.7	21.2	
Gross margin %	99%	99%		98%	99%	
Pre-exceptional EBITDA	8.1	7.8	+4%	4.7	4.1	
Profit before tax	3.1	7.5	(59%)	2.9	4.1	
Pro-forma EPS (US cents)	25.1	19.1	+31%	13.9	9.6	
Basic EPS (US cents)	8.6	18.1	(53%)	8.2	9.9	
S&M spend as % of overall revenue	48%	50%		47%	50%	
Indirect invoicing %	63%	58%		65%	58%	
Non-Americas revenue %	38%	32%		38%	34%	

Invoicing	49.4	46.5	6%	29.4	26.8
Deferred revenue	78.9	61.6	28%		
Cash balance	89.9	80.0	12%		
Pre-exceptional operating cash flow	10.3	14.1	(27%)	4.2	5.6

Commenting on the results, Steve Purdham, CEO said, "I am pleased to report progress throughout SurfControl's business. Top line growth in our Americas operation is complemented by yet another strong performance from our Non-Americas operations. Our market-leading Web and E-mail filtering solutic continue to protect companies of all sizes from existing and emerging threat Our E-mail appliance, RiskFilter, was launched during the quarter and has mɛ excellent progress with good early sales and adoption from our channel partı We are also seeing significant interest in our unique mobile web filtering solution. The increasing number of inbound and outbound Internet threats fac enterprises is fueling our growth. Our strategy of delivering multilayered security solutions to meet these threats has been recognized by leading indu analysts.

"Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the year."

For further information:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

Second Quarter 2005 Financial Highlights

Revenues for the quarter increased 17% to $24.7m (Q2 FY 04: $21.2m). Licens revenue represented 22% of total revenue in the quarter (Q2 FY 04: 25%) reflecting a growing customer base and hence an overall higher proportion o renewal revenues. Revenues for the half year to December 31, 2004 increased to $47.1m compared to $40.8m for the same period last year. Geographic expaı has continued with non-Americas revenues representing 38% of overall revenue the quarter (Q2 FY 04: 34%). This change in mix has been driven by a very st non-Americas year-on-year revenue growth rate of 33% and an Americas year-on-year revenue growth rate of 8%.

Pre-exceptional EBITDA for the quarter grew 14% to $4.7m (Q2 FY 04: $4.1m).

the half year to December 31, 2004, pre-exceptional EBITDA grew 4% to $8.1m compared to $7.8m for the same period last year. The improvements in this pro-forma measure of profit reflect continued achievement of cost efficienc: in sales and marketing, which more than offset the investment in product development and corporate infrastructure.

As a direct result of the amortization charge of intangible assets relating the SecureM acquisition and the one-time accounting exceptional item in Q1 (profit before tax for the quarter declined to $2.9m (Q2 FY 04: $4.1m), and i the half year to December 31, 2004 declined to $3.1m compared to $7.5m for t same period last year. Neither of these charges had a corresponding charge : the prior year periods.

Net interest income in the quarter was $0.6m (Q2 FY 04: $0.4m). The effecti\ tax rate for Q2 is 15% and is expected to continue at this rate throughout I 05. Pro-forma basic EPS increased 45% to 13.9 cents in the quarter (Q2 FY 0‹ 9.9 cents) and for the half year to December 31, 2004 increased 31% to 25.1 cents. Basic earnings per share was 8.2 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 was 8.6 cents compared to cents for the same period last year. As is the case for profit before tax, t decline in basic earnings per share reflects the amortization charge and one-time accounting exceptional item. Full-time Equivalent (FTE) headcount declined to 497, compared to 510 in the preceding quarter (Q2 FY 04: 441) following the previously announced US restructuring. We anticipate that headcount will return to previous levels as new hires are brought in to meet focus of growth.

Overall Group invoicing in the quarter was $29.4m representing a 10% annual increase over the same period last year (Q2 FY 04: 26.8m). The principal Grc invoicing statistics for the second quarter are as follows:

- The proportion of invoicing generated by the channel increased to 65% (Q2 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained very strong in the 70% - 80% range
- Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q2 FY 04: 24%)
- The average Corporate invoice value increased to $7,400 in the quarter (Q2 FY 04: $6,800)
- The value of 3-year contracts as a proportion of invoicing increased to 47% in the quarter (Q2 FY 04: 41%)
- In the quarter there were 56 deals over $50,000 (Q2 FY 04: 44)
- New customer sales represented 27% of invoicing, sales into the customer base 21%, renewals 49%, other sales 3% (Q2 04: 38%, 19%, 41%, anc respectively)
- New customer additions in the quarter were 1,166 (Q2 FY 04:1,313)

Deferred revenue increased annually by 28% to $78.9m (Q2 FY 04: $61.6m) add: to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $4.2m in the quarter (Q2 FY 04: $5.‹ and for the half year to December 31,2004 was $10.3m compared to $14.1m for

same period last year. Free cash flow was $2.9m in the quarter (Q2 FY 04: $4 and for the half year to December 31,2004 was $8.2m compared to $11.7m for t same period last year. The reduction in second quarter cash flow compared tc prior year reflects the rate of growth in invoicing during Q1 which was historically low.

Group DSO improved to 50 days, and total cash balances grew 12% over the las year to $89.9m (Q2 FY 04: $80.0m) after the cash outflows relating to purcha of own shares to the value of $3.1m in Q2, $4.9m in Q1 and a total of $9.0m since the start of its repurchase program in May 2004. To date, 856,000 own shares have been purchased, representing approximately 2.8% of the Company's current issued share capital. The Company intends to continue to purchase sh during FY 05 within the bounds of free cash flow and the authority given to Board by the shareholders. For the foreseeable future, the Company intends t retain the purchased shares in Treasury.

Relative to our Group DSO, sales collection periods in China are proving to longer than expected. As indicated in the previous quarter, we are now recognising revenue arising from sales in China as cash is received. This prudent acknowledgment of the risks associated with extended collection per: has therefore slowed down the rate of revenue recognition from China, and w: continue to do so until shorter collection cycles and/or a history of low le of bad debts have been established.

At the time of the acquisition of the assets of SecureM, the purchase price estimated at $13.2m which included an earn-out component. The maximum actua: purchase price has now been determined to be no more than $12.2m. The earn-c criteria will be established fully by March 31, 2005 and we will report the final actual purchase price at the time of our Q3 results. The modest reduct in purchase price will result in a similarly modest benefit to estimated tot cash flow in Q4 05 and a reduction in the remaining amortization charge in (through Q1 07.

Corporate Highlights

Increased threats demand higher quality and multilayered Security Solutions are driving the growth in the market

The Secure Content Market is expected to grow to $7.5bn by 2008 with the Wel E-mail Filtering Segments growing by 23% and 34% CAGR respectively. New thre evolve, for example, spyware is occupying much of the IT world at the moment believe that in order to secure against threats such as spyware, phishing, gambling and porn, the markets will merge and customers will demand the high-quality multilayered solutions offered by SurfControl, as opposed to pc or single product offerings. Our product strategy has recently been awarded first prize in a review of the global market by Industry analysts Frost and Sullivan.

During the quarter, we have seen growth in demand for our software products following the Q1 launch of new versions across our complete product set. Of in the quarter, the SurfControl Web filter was honoured as "Best Web Usage Monitor" category in Redmond Magazine's 2005 Reader Survey beating Websense WebTrends. In addition, SurfControl E-mail Filter was recognized as a prefe1

product in the "Best Secure Messaging Tool or Service" category. Our Web anc E-mail products are both finalists in the Secure Computing Awards to be announced later this coming quarter.

We are working with Microsoft on a series of global and regional promotions our web product on Microsoft's ISA 2004 platform.

RiskFilter appliance gaining market traction

As stated in our last results, our focus is on launching new products and platforms for the delivery of layered Internet Security, such as the RiskFi appliance. This quarter represents the first full quarter in which RiskFilte has been available. The market reaction has been extremely positive from bot end customers and the reseller channel. Given the launch date of October 4tl the early sales achieved in the quarter prove that the right product can de results with a short sales cycle. Our growing pipeline therefore indicates ç sequential growth in following quarters.

Our customers and channel partners tell us they have welcomed the RiskFilte the following reasons:

- -Ease of Deployment - RiskFilter has been proven by resellers, customers and independent analysts to be easy to install and has therefore delive on its plug and play design promise
- -Scalable - RiskFilter has also performed well in high volume conditions, and has proved to be extremely robust
- -High Performance and Value - Given RiskFilter's features, Linux securit and simplified administration, the market accepts the premium pricing mc of RiskFilter in comparison with competitor offerings
- -Expanded Range of Models - In addition to the E10 and E20 launched in October, for 500 and 2,000 user environments, the E30 is also now availa for 5,000 user environments. In Q3 we intend to launch a small entry le SME version and a high-end Enterprise version providing a single unit capable of handling high volumes of messaging traffic
- -Growing Reseller Channel - since the launch of RiskFilter we have increased the global number of authorized resellers for the appliance tc and we expect this to double by the end of the fiscal year

RiskFilter also has won its first public award. The China Electronic Develo Institute recently named RiskFilter as one of the top ten Hottest Network Products.

High Profile Customers, Larger Deals, and Improved Renewal Rates

During the quarter SurfControl added over 1,100 new customers. Of particula note was the addition of high profile customers in a wide range of territor around the world. We are beginning to see traction in recently entered territories, for example, in the Nordic regions, India and the Far East. The quarter also recorded our highest ever number of $50k+ sales; these 56 sales being further evidence of the robust and scalable nature of our product offerings. Reflecting this international Enterprise presence, new customers included Premier Medical, Oklahoma Department Of Labor, Brinks, Inc., Suzuk Sri Lanka Telecom, China Southern Airlines Co. Ltd, United Broadcasting

Corporation Thailand, Daimler Chrysler, British Olympic Association, Britisl
Nuclear Group, NSW Attorney Generals Department, Suncorp Metway, Fiji
Government, National Telecommunications Authority of Hungary, CTC TV Moscow
TransCreditbank Moscow. Equally positive, our renewal rates in the quarter r
to the upper end of our 70-80% operating range, with Enterprise account rene
exceeding 80% for the first time since FY 03.

Mobile threats secured by SurfControl Mobile Filter

Following the launch of our mobile content security solution we have seen h:
levels of interest in SurfControl Mobile Filter, particularly in competitive
situations. We are now seeing early traction with both existing and new
customers. SurfControl Mobile Filter extends the industry-leading threat
protection and flexible filtering of the SurfControl Web Filter to mobile ar
remote users. As the use of advanced PDAs increases and mobile working outs:
the office becomes more widespread, there is an increasing need for a mobile
security solution. Customers such as Telewest Broadband, Nordic Lan AB, and
Bunzl USA Distribution are already benefiting from the increased threat
protection and security of the Mobile Filter.

US sales operation improved performance

In the US we have focused our sales and marketing operation in order to make
more effective and efficient in attacking the significant opportunity in th:
market. Following the reorganization reported at Q1, a number of positive st
have been taken including some significant key hires such as a new VP of
Marketing, several key marketing and sales professionals, and a new PR agenc
specializing in Internet Security. More aggressive Internet Security Market
messaging programs, a re-focused communications plan, and a highly energizec
team are emerging. The results are beginning to show: the Americas' sales te
corrected its negative year-on-year invoicing performance of Q1 to produce a
positive year-on-year result, and Americas' revenue grew 8% year on year.

International operations

We continue to experience strong growth in our International operations witl
invoicing growth of 35% year-on-year for the first half of the year. Of
particular note is recent recognition from IDC that SurfControl has in exces
30% of the Content Security Market in Australia.

We will continue to focus our international investment on the development oi
reseller channel as our primary route to market. Demand from the channel is
for security solutions that protect enterprises from the threats of the
Internet, as exemplified by a European reseller roadshow we hosted in Januai
Austria that had in excess of 120 reseller representatives. The event was
supported and attended by key Internet Security partners Microsoft, Juniper,
GlobalCerts and Fujitsu Siemens.

Increased demand for Web Filtering appliances

As the market develops, customers increasingly want the choice of solution
delivery between software, appliances and managed services. To that end, we
been researching the most appropriate way to offer a Web Filtering Appliance

believe that the market is best served by leveraging our very strong heritag
with Web solutions for the Microsoft ISA 2004 platform. We have therefore
created an 'Appliance Version' of our Web Filter which will be available on
wide range of third party appliances supporting Microsoft's ISA 2004 platfoı
This creates a strong 'meet-in-the-channel' opportunity for SurfControl.

Early adopters of the ISA 2004/SurfControl Web Filter for Appliances are Rir
and Celestix, who will preload SurfControl's Web Filter technology on their
powerful range of MS ISA 2004-based appliances. Relationships with other suc
appliance vendors are being developed.

We believe that our own branded RiskFilter appliance for E-mail, combined wi
range of SurfControl-powered Web Filter appliances delivered through our cha
and technology partners, will most directly meet customer demand and therefc
provide a strong base for future growth.

Outlook

Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the year.

About SurfControl

SurfControl plc, is a world leading Internet Security company that stops thı
for companies of all sizes. Our enterprise Web and E-mail filtering solutioı
handle existing and emerging threats by continuous attention to quality and innovation, helping our customers manage threats such as spyware, phishing, spam, gambling and porn in many forms.

SurfControl is the industry's only complete solution to manage Internet thre
with high quality multilayered solutions. SurfControl technology protects a
points of entry, and every way employees use the Internet for business -- Instant Messaging, Web, E-mail and peer-to-peer, whether in the office or remotely. It also works on the most popular platforms they work on - Microsc
Exchange and ISA 2004, Juniper, Cisco, CheckPoint, BlueCoat and many more. The company's products and technology are used by more than 20,000 customer
worldwide, including many of the world's largest corporations. SurfControl employs approximately 500 people in offices across the United States, Europe
Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

About Redmond Magazine

Originally founded in 1995 as Microsoft Certified Professional Magazine, the
magazine was relaunched as Redmond magazine in October 2004 to reflect an evolution and increasing level of responsibility among the readership. Redmc
provides cutting edge product, business, and how to information to network professionals, IT managers and IT directors focusing on the Microsoft Windov
platform.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction v the accompanying reconciliation to the nearest UK GAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information.

Independent review report by KPMG Audit Plc to SurfControl Plc

Introduction

We have been engaged by the company to review the financial information set on pages 9 to 19 and we have read the other information contained in the int report and considered whether it contains any apparent misstatements or mate inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of ou engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken sc that we might state to the company those matters we are required to state tc in this report and for no other purpose. To the fullest extent permitted by we do not accept or assume responsibility to anyone other than the company 1 our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, : the responsibility of, and has been approved by, the directors. The directoı are responsible for preparing the interim report in accordance with the List Rules which require that the accounting policies and presentation applied tc interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next aı accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1S 4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of makinç enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon,

assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially l in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications tl should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
Manchester
31 January 2005

Un-audited Group profit and loss account
for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	3 Decembe 20($'0(
Turnover	2	47,126	40,8:
Cost of sales		(708)	(6:
Gross profit		46,418	40,2(
Selling and distribution costs		(22,784)	(20,3!
Research and development		(5,942)	(4,3!
General and administrative costs		(9,548)	(7,8:
Exceptional item-onerous lease charge	3	(1,648)	
Amortisation of intangible assets and depreciation		(4,599)	(8‹
Movement in equity based compensation charge		69	(3:
Total administrative expenses		(21,668)	(13,3{
Operating profit		1,966	6,4'
Proceeds from disposal of business		-	1{
Net interest receivable		1,141	7!
Profit on ordinary activities before taxation		3,107	7,4‹
Tax on profit on ordinary activities	5	(477)	(1,8(
Profit on ordinary activities after taxation		2,630	5,5{

		---------	-------
Basic earnings per ordinary share (cents)	4	8.60	18.:
Diluted earnings per ordinary share (cents)	4	8.51	17.(

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

Profit on ordinary activities after taxation		2,630	5,5(
Movement in share option provision		(69)	3:
Amortisation of intangible assets		3,476	
Exceptional item-onerous lease charge		1,648	
		---------	-------
Pro-forma Profit		7,685	5,9(
Basic pro-forma Profit per ordinary share (cents)	4	25.12	19.:

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

Pro-forma Profit	7,685	5,9(
Tax on profit on ordinary activities	477	1,8(
Depreciation	1,123	8‹
Net interest receivable	(1,141)	(7!
	---------	-------
EBITDA	8,144	7,8:

Un-audited Group profit and loss account
for the three months ended 31 December 2004

	Notes	31 December 2004 $'000	Decemb 2($'(
Turnover	2	24,664	21,:
Cost of sales		(403)	(:
		---------	-----
Gross profit		24,261	20,(
Selling and distribution costs		(11,512)	(10,(
		---------	-----
Research and development		(3,158)	(2,:
General and administrative costs		(4,922)	(3,!
Exceptional item-onerous lease charge		-	
Amortisation of intangible assets and depreciation		(2,328)	(‹
Movement in equity based compensation charge		11	
		---------	-----
Total administrative expenses		(10,397)	(6,(
		---------	-----

Operating profit	2,352	3,!
Proceeds from disposal of business	-	:
Net interest receivable	582	‹
Profit on ordinary activities before taxation	2,934	4,(
Tax on profit on ordinary activities	(451)	(1,(
Profit on ordinary activities after taxation	2,483	3,(
Basic earnings per ordinary share (cents)	8.19	9.
Diluted earnings per ordinary share (cents)	8.10	9.

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")

Profit on ordinary activities after taxation	2,483	3,(
Movement in share option provision	(11)	
Amortisation of intangible assets	1,738	
Exceptional item-onerous lease charge	-	
Pro-forma Profit	4,210	3,(
Basic pro-forma Profit per ordinary share (cents)	13.88	9.

Reconciliation of Pro-forma Profit to EBITDA (Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

Pro-forma Profit	4,210	3,(
Tax on profit on ordinary activities	451	1,(
Depreciation	590	‹
Net interest receivable	(582)	(‹
EBITDA	4,669	4,(

Un-audited Group statement of total recognised gains and losses for the six months ended 31 December 2004

	31 December 2004 $'000	31 Decemb 2($'(
Profit on ordinary activities after taxation	2,630	5,!
Unrealised exchange difference on translation	472	2,!

Total recognised gains relating to the financial

period	3,102	8,(

Un-audited Group statement of total recognised gains and losses for the thre months ended 31 December 2004

	31 December 2004 $'000	31 Deceml 2($'(
Profit on ordinary activities after taxation	2,483	3,(
Unrealised exchange difference on translation	614	2,:
Total recognised gains relating to the financial period	3,097	5,:

Un-audited Group balance sheet at 31 December 2004

	Notes	31 December 2004 $'000	31 Deceml 2($'(
Fixed assets			
Intangible assets	6	9,077	
Tangible assets		4,309	3,‹
		13,386	3,‹
Investments		35	
		13,421	3,‹
Current assets			
Stocks		4	
Debtors	7	33,143	22,!
Cash at bank and in hand	13	89,874	80,(
		123,021	102,!
Creditors: amounts falling due within one year	8	(76,973)	(55,:
Net current assets		46,048	47,'
Total assets less current liabilities		59,469	51,:
Creditors: amount falling due after more than one year	9	(26,962)	(20,!

		32,507	30,:
Capital and reserves			
Equity share capital		5,030	4,9
Called up share capital	10	5,030	4,9
Share premium account	10	3,905	2,5
Capital redemption reserve	10	882	8
Profit and loss account	10	22,690	21,7
Equity shareholders' funds		32,507	30,:

Un-audited Group statement of cash flows
for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	Decemb 20 $'(
Net cash inflow from operating activities before exceptional item	11	10,297	14,:
Exceptional cash outflow from operating activities		(275)	
Net cash inflow from operating activities after exceptional item		10,022	14,:
Returns on investments and servicing of finance	12	1,378	8
Taxation		(1,656)	(2,5
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(1,501)	(7
Sale of tangible fixed assets		-	
Net cash outflow from capital expenditure and financial investment		(1,501)	(7
Purchase of subsidiary undertaking		(85)	
Cash acquired with subsidiary undertaking		-	
Proceeds from disposal of business		-	:
Net cash inflow from acquisitions and disposals		(85)	:
Net cash inflow before management of liquid resources and financing		8,158	11,8
Management of liquid resources	13	(11,938)	(11,7
Financing			

Proceeds from share issue		160	2,!
Purchase of own shares for treasury		(8,205)	
Repayment of capital element of finance lease and hire purchase contracts	13	(9)	
Net cash inflow from financing		(8,054)	2,!
(Decrease)/ increase in cash in the period	13	(11,834)	2,(

Reconciliation of net cash flow to movement in net funds for the six months ended 31 December 2004		31 December 2004 $'000	Decemt 2($'(
(Decrease)/ increase in cash in the period		(11,834)	2,(
Cash outflow from decrease in debt and lease financing	13	9	
Net transfers to liquid resources	13	11,938	11,'
Change in net funds resulting from cash flows	13	113	14,‹
Difference on translation	13	2,291	3,!
Movement in net funds in the period		2,404	18,:
Net funds at the beginning of the period	13	87,436	61,(
Net funds at the end of the period	13	89,840	79,!

Notes to the un-audited financial statements
for the six months ended 31 December 2004

1. Basis of preparation

The financial statements have been prepared on the basis of accounting polic set out in the Group's audited financial statements for the year ended 30 Ju 2004.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1! The results for the six months ended 31 December 2004 and 31 December 2003 a un-audited.

2. Turnover analysis

Turnover by product group
During the periods under review the Group had several products which constit a single product group related to Internet content filtering for web, e-mai

instant messaging and peer-to-peer.

Turnover by destination	6 months ended 31 December 2004	6 months enc 31 December 2(
	$'000	$'(
United Kingdom	9,348	7,:
Mainland Europe	4,113	3,:
Americas	29,131	27,(
Rest of the World	4,534	2,:
	47,126	40,(

Turnover by destination	3 months ended 31 December 2004	3 months enc 31 December 2(
	$'000	$'(
United Kingdom	5,015	3,:
Mainland Europe	2,401	1,:
Americas	15,177	14,(
Rest of the World	2,071	1,!
	24,664	21,:

3. Exceptional item-onerous lease charge

	31 December 2004 $'000	31 December 2($'(
Rent on vacant offices	1,648	

During the half year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, Califo: Vacant possession of the premises has been retained until September 2006, o: until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together wit! related costs, was written off to profit and loss account in the period.

4. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 December 2004 $'000	31 Decer : $'
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	2,630	5,

Basic weighted average ordinary shares in issue	30,587,229	30,818,
Dilutive effect of share options	318,602	850,
Diluted weighted average ordinary shares in issue	30,905,831	31,669,
Basic earnings per ordinary share (cents)	8.60	1(
Diluted earnings per ordinary share (cents)	8.51	1:

Basic pro-forma profit per ordinary share is calculated as follows:

	31 December 2004 $'000	31 Decemb 2($'(
Pro-forma profit	7,685	5,(
Basic weighted average ordinary shares in issue	30,587,229	30,818,:
Basic pro-forma profit per ordinary share (cents)	25.12	19.

Own shares held in treasury by the Company of 856,000 (31 December 2003:nil) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	31 December 2004 $'000	31 December : $'
US Federal and state tax	(8)	
Non US Corporation tax	(676)	(1,
Adjustments in respect of previous years	-	
Total current tax charge	(684)	(2,
Deferred tax	207	
Total tax charge	(477)	(1,

6. Intangible assets

	Intellectual Property $'000	Goodwill $'000	Tot $'(
Cost:			
At 1 July 2004	13,194	711	13,(

Additions	(1)	-	
At 31 December 2004	13,193	711	13,(
Amortisation:			
At 1 July 2004	1,283	68	1,:
Provided during the period	3,298	178	3,4
At 30 December 2004	4,581	246	4,8
Net book value at 31 December 2004	8,612	465	9,(
Net book value at 31 December 2003	-	-	

The intellectual property and goodwill at 31 December 2004 relates to the written down provisional value of Linux based appliance technology and a sa: and distribution operation based in China respectively, which were acquired SecureM, Inc in April 2004. The intangible assets are being amortised to prc and loss account over twenty-four months from April 2004.

7. Debtors

	31 December 2004 $'000	31 Decemk 2($'(
Trade debtors	19,668	15,:
Other debtors	194	
Taxation recoverable	2,133	
Deferred tax assets	7,254	5,(
Prepayments and accrued income	3,894	2,'
	33,143	22,(

8. Creditors: amounts falling due within one year

	31 December 2004 $'000	31 Decembe 20($'0(
Trade creditors	3,060	1,9(
Corporation tax	6,174	4,9'
Taxes and social security costs	2,176	1,5:
Accruals	9,098	5,3!
Deferred income	52,322	41,4(
Obligations under finance leases and hire purchase contracts	20	:
Deferred consideration on acquisition of subsidiary undertaking	4,123	
	76,973	55,2'

9. Creditors: amounts falling due after more than one year

31 December 31 Decembe

	2004	20(
	$'000	$'0(
Deferred income	26,580	20,1:
Obligations under finance leases and hire purchase contracts	14	:
Equity based compensation	368	7ξ
	26,962	20,9‹

10. Share capital and reserves

	Share capital	Capital redemption reserve	Share premium account	Profit and loss reserve	'
	$'000		$'000	$'000	'
As at 1 July 2004	5,027	882	3,803	27,492	3'
Exercise of options in the period	3	-	102	-	
Retained profit for the period	-	-	-	2,630	:
Purchase of own shares for treasury	-	-	-	(7,932)	('
Un-realised exchange difference on re-translation	-	-	-	472	
Equity based compensation	-	-	-	28	
As at 31 December 2004	5,030	882	3,905	22,690	3:
As at 31 December 2003	4,997	882	2,560	21,799	3(

The Company holds 856,000 of its own shares in treasury for the sum of $9,044,000, which were purchased at an average price of £5.77 ($10.57) inclı costs. During the half year 750,000 shares were purchased at a cost of $7,932,000 and at an average price of £5.75 ($10.58).

A charge of $28,000 in respect to the net of tax cost of long term incentivı share rights has been charged to the profit and loss account within the equ: based compensation provision, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows

	31 December 2004	31 Deceml 2(
	$'000	$'(
Operating profit	1,966	6,‹
Exceptional item-onerous lease charge	1,648	
Operating profit before exceptional item	3,614	6,‹
Depreciation	1,124	ξ
Amortisation of intangible assets	3,476	

Profit on sale of tangible fixed assets	-	
Decrease in stocks	65	
Decrease in debtors	625	2,(
Increase in creditors	1,393	4,:
Net cash inflow from operating activities before exceptional item	10,297	14,:

12. Returns on investments and servicing of finance

	31 December 2004 $'000	31 Decer 2($'(
Finance lease and hire purchase interest paid	(2)	
Bank interest paid	(1)	
Other interest paid	(7)	
Bank interest received	1,388	(
	1,378	(

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 31 December 2004 $'000	Decer : $'
Overnight cash balances and cash in hand	50,518	(11,834)	1,167	39,851	38,
Term deposits	36,959	11,938	1,126	50,023	41,
Cash at bank and in hand	87,477	104	2,293	89,874	80,
Finance leases	(41)	9	(2)	(34)	
Total	87,436	113	2,291	89,840	79,

This information is provided by RNS
The company news service from the London Stock Exchange

END
IR BBMLTMMTJBTA

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:3450H
Surfcontrol PLC
14 January 2005

SURFCONTROL PLC
Notice of Results

SurfControl plc (London: SRF) the world leader in enterprise web and e-mail filtering, will be announcing its Q2 and Interim results for the period ende December 2004 on Tuesday, 1 February 2005.

An analyst briefing will be held on the day at 9.30am in the offices of UBS, Finsbury Avenue, London. Analysts who wish to attend should contact Caroline Evans-Jones at ICIS on +44 (0)20 7651 8688 to register.

There will be a conference call at 1pm Eastern Standard Time for US analysts Analysts wishing to register for the call should contact Lisa Beatty of SurfControl on +1 831.440.2621, or send an e-mail to: investor-relationsus@surfcontrol.com

An instant replay of the call will be available through to 15 February 2005, dialing +1.877.856.8966 or +1.402.220.1610, passcode: SURF. A copy of the Results presentation also will be available on the "Financial Information" p in the Investor section of SurfControl's Website at: www.SurfControl.com.

About SurfControl

SurfControl plc, the world's number one Web and e-mail filtering company, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filterinç products to address new content risks as they emerge. The company is the lea in the Content Security market, which analysts expect to reach nearly $2 bi by 2007.

SurfControl is the only company in the security market offering a total cont security solution that combines Web, E-mail (including Anti-Spam and Anti-V and Instant Message Filters with the industry's largest, most accurate and relevant content database and adaptive reasoning tools to automate content recognition.

SurfControl's world-class partners include Cisco, Check Point, IBM, Researcl Motion and Nokia. The company has more than 20,000 customers worldwide, including many of the world's largest corporations, and employs more than 45 people in nine separate locations across the United States, Europe and Asia/ Pacific.

For further information and news on SurfControl, please visit

http://www.surfcontrol.com.

END
NORPKNKBEBKDODD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0213H
Surfcontrol PLC
5 January 2005

LETTER TO: SURFCONTROL PLC
DATED: 23 DECEMBER 2004

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 22 December 2004 Barclays PLC, through the le entities listed on below schedule, has a notifiable interest in the capital your Company of 4.66%

Details of this interest, together with a breakdown between registered holde (as required by Section 202(3) of the Act), are enclosed,

The issued capital of 30,256,135 is the latest figure available to us.

LETTER FROM: BARCLAYS PLC

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 22 December 2004 Barclays PLC, through the legal entities listed belov had a notifiable interest in 1,409,946 ORD GBP0.10 representing 4.66% of the issued share capital of 30,256,135 units.

Legal Entity	Holding	Percentage
Gerrard Ltd	5,738	.
Barclays Global Investors Ltd	1,175,921	3.
Barclays Life Assurance Co Ltd	30,088	.
Barclays Capital Securities Ltd	198,199	.
Group Holding	1,409,946	4.

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 22 December 2004 Barclays PLC, through the registered holders listed I had a notifiable interest in 1,409,946 ORD GBP0.10 representing 4.66% of the issued share capital of 30,256,135 units.

Registered Holder	Account Designation	Ho:
BARCLAYS CAPITAL NOMINEES LIMI		198
CHASE NOMINEES LTD	16376	18
CHASE NOMINEES LTD	21359	30
JP MORGAN (BGI CUSTODY)	16331	1:
JP MORGAN (BGI CUSTODY)	16341	1:
JP MORGAN (BGI CUSTODY)	16400	48:
JP MORGAN (BGI CUSTODY)	16480	476
JP MORGAN (BGI CUSTODY)	16482	14:
JP MORGAN (BGI CUSTODY)	18409	1:
R. C Greig Nominees Limited GP1	GP1	:
R C Greig Nominees Limited SA1	SA1	:
	Total	1,40:

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBGGDBGUGGGUU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8218G
Surfcontrol PLC
23 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 23rd December 2004, it made market purchas for treasury purposes of 10,000 of its 10p ordinary shares, at a price of 5: per share.

The total number of ordinary shares held in treasury following these purchas is 856,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,246,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGPAPUPCGQW

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7949G
Surfcontrol PLC
23 December 2004

Letter to SurfControl Plc
Dated: December 22,2004

This letter is to inform you that investment funds managed by Porter, Feller
Inc. currently hold 2,070,000 shares of SurfControl Plc. It is our understar
that this shareholding, on a base of 31,086,737 shares outstanding, equals 6
of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed b
have increased their shareholding by 1% since our last notification on Nover
16, 2004.

From Geoffrey Hulme
Porter, Felleman Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBBDDIUDGGSX

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6420G
Surfcontrol PLC
20 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 20th December 2004, it made market purchas
for treasury purposes of 10,000 of its 10p ordinary shares, at a price of 4
per share.

The total number of ordinary shares held in treasury following these purchas
is 846,000. The total number of ordinary shares in issue, net of shares hel
treasury is 30,256,135.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUGGCPUPCGQU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4271G
Surfcontrol PLC
15 December 2004

Amendment No 19

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which ac as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders ar their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company far various direct and indirect subsidiaries including Fidelity Investment Services Ltd. (FISL) and Fidelity Per Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C, Johnson 3d
82 Devonshire Street
Boston MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limit

4. The notifiable interests include interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to

indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr. Edw C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise c such rights, or under section 203 of the Act respectively.

Schedule A

Security: Surfcontrol Plc Amendment No :

SHARES HELD	MANAGEMENT COMPANY	NC
178,500	FII	BA
1,870,096	FIL	BI
618,301	FISL	JI
6,100	FMTC	BI
10,300	FMTC	ST
17,600	FPM	BA
251,007	FPM	JI
95,090	FPM	NC
13,700	FPM	ST
3,060,684		GI

Current ownership percentage 9.98%

Shares in issue: 30,656,270

Change in holding since last filing: (76,305) ordinary shares

This information is provided by RNS

END

HOLBBBDDLGBGGSU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3517G
Surfcontrol PLC
13 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 13th December 2004, it made market purchas for treasury purposes of 10,000 of its 10p ordinary shares, at a price of 5: per share.

The total number of ordinary shares held in treasury following these purchas is 836,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,266,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGUPPUPCGMW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2454G
Surfcontrol PLC
09 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 9th December 2004, it made market purchase for treasury purposes of 25,000 of its 10p ordinary shares, at a price of 5: per share.

The total number of ordinary shares held in treasury following these purchas is 826,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,276,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUGAAPUPCGQB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2172G
Surfcontrol PLC
9 December 2004

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 2 December 2004 Barclays PLC, through the leg entities listed on below schedule, has a notifiable interest in the capital your Company of 5.40%

Details of this interest, together with a breakdown between registered holde (as required by Section 202(3) of the Act), are enclosed,

The issued capital of 30,351,135 is the latest figure available to us.

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 02 December 2004 Barclays PLC, through the legal entities listed belov had a notifiable interest in 1,637,588 ORD GBP0.10 representing 5.40% of the issued share capital of 30,351,135 units.

Legal Entity		Holding	Percentage
Barclays Capital Securities Ltd		198,199	.
Barclays Life Assurance Co Ltd		30,088	.
Gerrard Ltd		5,738	.
Barclays Global Investors Ltd		1,403,563	4.
	Group Holding	1,637,588	5.

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 02 December 2004 Barclays PLC, through the registered holders listed b had a notifiable interest in 1,637,588 ORD GBP0.10 representing 5.40% of the issued share capital of 30,351,135 units.

Registered Holder	Account Designation	Ho:
BARCLAYS CAPITAL NOMINEES LIMI		19(

CHASE NOMINEES LTD	16376		18
CHASE NOMINEES LTD	21359		12
JP MORGAN (BGI CUSTODY)	16331		12
JP MORGAN (BGI CUSTODY)	16341		17
JP MORGAN (BGI CUSTODY)	16400		739
JP MORGAN (BGI CUSTODY)	16480		468
JP MORGAN (BGI CUSTODY)	16482		152
JP MORGAN (BGI CUSTODY)	18409		11
R. C Greig Nominees Limited GP1	GP1		3
R C Greig Nominees Limited SA1	SA1		2
		Total	1,637

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBDBDDDBGGGSC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1555G
Surfcontrol PLC
8 December 2004

Amendment No 18

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which a(as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders ar their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company far various direct and indirect subsidiarie: including Fidelity Investment Services Ltd. (FISL) and Fidelity Pe Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing o Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C, Johnson 3d
82 Devonshire Street
Boston MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limit

4. The notifiable interests include interest held on behalf of authorized u trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate

notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr. Edv C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise ‹ such rights, or under section 203 of the Act respectively.

Schedule A Security: Surfcontrol Plc Amendment No 18

SHARES HELD	MANAGEMENT COMPANY	N(
178,500	FII	B/
1,870,096	FIL	BI
618,301	FISL	JI
6,100	FMTC	BI
10,300	FMTC	S:
23,700	FPM	B/
293,912	FPM	JI
121,390	FPM	N(
13,700	FPM	S:
3,135,999		G1

Current ownership percentage 10.23%

Shares in issue: 30,656,270

Change in holding since
last filing: (893,775) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBGBDDUSGGGSI

Financial Announcements

REG-Surfcontrol PLC Price Monitoring Extension

RNS Number:1313G
Surfcontrol PLC
07 December 2004

A Price Monitoring Extension has been activated in this security.

END

PMEUBONRSVRURAA

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1009G
Surfcontrol PLC
7 December 2004

Letter to Surfcontrol PLC

Re: Notification concerning interests in shares of
Surfcontrol plc (the "Company")

1. Wellington Management Company, LLF ("Wellington Management") is registere as an investment adviser with die United States Securities and Exchange Commission and acts as discretionary investment manager on behalf of variou separate (the "Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, is mentioned in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not act as a group nor do they act in concert with respect to tl interests in shares. Wellington Management acquired the interests in shares the Accounts in its capacity as discretionary investment manager to, and so for the benefit of, the Accounts, and the interests were acquired solely fo investment purposes. The shares are registered in the name of the Accounts Accounts' custodians or nominees according to their respective holdings.

2. Wellington Management as discretionary investment manager on behalf of t Accounts has purchased, in the aggregate, an interest, within the meaning o Sections 203 and 208 of the Act, in 1,765,683 ordinary shares, or 5.82% of t shares outstanding of the Company. This is an increase of 1.67% since our notification on 1 November 2004. Therefore, Wellington Management hereby gi notice to the Company of such interest in shares, pursuant to the provision Sections 198(1) and 208(4)(B)of the Act.

3. This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 198(1) and 208(4)(B) the Act and arising out of the circumstances referred to in paragraph 2.

From Wellington Management Company,LLP

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBGBDDXXGGGSR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0801G
Surfcontrol PLC
06 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 6th December 2004, it made market purchase for treasury purposes of 25,000 of its 10p ordinary shares, at an average pı of 551.44p per share. The lowest price paid was 540p, the highest price paic 553p.

The total number of ordinary shares held in treasury following these purchas is 801,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,301,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUGWUPUPCGMQ

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0452G
Surfcontrol PLC
6 December 2004

Amendment No. 17

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: SURFCONTROL PLC

2. Notifiable Interest:

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which a as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiarie including Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A fc listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held an behalf of authorized trust schemes in the U.K., notwithstanding the exemption from reportinc pursuant to Section 209 (I)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fide International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disposable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control t exercise of such rights, or under section 203 of the Act respectively,

Schedule A Amendment Nc

Security: Surfcontrol Plc

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
178,500	FII	BANK OF NEW YORK EUROPE LON TOTAL
1,870,096	FIL	BROWN BROS HARRIMAN LTD LUX TOTAL
24,500	FIL	JP MORGAN, BOURNEMOUTH TOTAL
107,500	FIL	JP MORGAN, BOURNEMOUTH TOTAL
486,301	FISL	JP MORGAN, BOURNEMOUTH TOTAL
6,100	FMTC	BROWN BROTHERS HARRIMAN AND CO TO
10,300	FMTC	STATE STREET BANK AND TR CO TOTAL
62,200	FPM	BANK OF NEW YORK BRUSSELS TOTAL
551,787	FPM	JP MORGAN, BOURNEMOUTH TOTAL
305,690	FPM	NORTHERN TRUST LONDON TOTAL
13,700	FPM	STATE STR BK AND TR CO LNDN (S TO
3,616,674		GRAND TOTAL ORDINARY SHARES

Current ownership percentage: 11.80%

Shares in issue: 30,656,270

Change in holdings since last filing: (413,100) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBGBDDGSGGGSL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0278G
Surfcontrol PLC
03 December 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 3rd December 2004, it made market purchase for treasury purposes of 25,000 of its 10p ordinary shares, at an average pi of 547.881p per share. The lowest price paid was 540p, the highest price pa: was 553p.

The total number of ordinary shares held in treasury following these purchas is 776,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,326,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSUUGWUPUPCGMW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:8448F
Surfcontrol PLC
30 November 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 30th November 2004, it made market purchas for treasury purposes of 25,000 of its 10p ordinary shares, at an average pı of 559p per share. The lowest price paid was 550p, the highest price paid wa 565p.

The total number of ordinary shares held in treasury following these purchas is 751,000. The total number of ordinary shares in issue, net of shares helc treasury is 30,351,135.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSWUGBGGUPCGMU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:6158F
Surfcontrol PLC
24 November 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 24th November 2004, it made market purchas
for Treasury purposes of 25,000 of its 10p ordinary shares, at an average pı
of 575p per share.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUGBWGUPCGQC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:2712F
Surfcontrol PLC
16 November 2004

LETTER TO: SURFCONTROL PLC
15 November 2004

This letter is to inform you that investment funds managed by Porter, Feller Inc. currently hold 1,670,000 common shares of SurfControl Inc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 5.40% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed k have increased their shareholding by 1% since our last notification on Nover 12, 2004.

From: Geoffrey Hulme
Porter, Felleman Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGCBDBSSBGGSL

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2008F
Surfcontrol PLC
12 November 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 12th November 2004, it made market purchas for Treasury purposes of 25,000 of its 10p ordinary shares, at an average pı of 570p per share.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUGCCGUPCGQP

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:0972F
Surfcontrol PLC
10 November 2004

10 November 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 10th November 2004, it made market purchas
for Treasury purposes of 15,000 of its 10p ordinary shares, at an average pı
of 560p per share.

This follows the passing of a Special Resolution on 21st October 2004 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUGAAGUPCGQU

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5472E
Surfcontrol PLC
27 October 2004

27 October 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 27th October 2004, it made market purchase for Treasury purposes of 25,000 of its 10p ordinary shares, at an average pı of 569.453p per share.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUGGCUUPCGAM

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:5036E
Surfcontrol PLC
26 October 2004

26 October 2004

SURFCONTROL PLC
Share Buyback

The Company announces that today, 26th October 2004, it made market purchase for Treasury purposes of 75,000 of its 10p ordinary shares, at an average pı of 569.261p per share.

This follows the passing of a Special Resolution on 21st October 2004 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUGCAUUPCGQQ

Financial Announcements

RECEIVED
2006 JUN 28 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Re. Directors' Interests

RNS Number:4804E
Surfcontrol PLC
26 October 2004

SURFCONTROL PLC (the "Company")

Directors' Interest in Shares of the Company

SurfControl Plc announces that following the approval by shareholders of the Company's new Long Term Incentive Plan at the Company's AGM on the 21st Octc 2004, the Company granted the following conditional share awards to the following executive directors on 21st October 2004. The share awards were calculated at a price per share of £5.815 (the closing share prior to the dà of grant):-

Executive Director	Face Value of the Share Award (£)	Number of Shai
Chief Executive Officer Steve Purdham	420,000	72,:
Chief Financial Officer Simon Wilson	300,000	51,!
President UK, EMEA and Rest of World (outside America): Patrick Jolly	252,000	43,:

In accordance with institutional guidelines and as stated in the circular tc shareholders dated 20th September 2004 regarding the Long Term Incentive Plà the awards will be released based upon the Total Shareholder Return of the company against that of a comparator group measured over a three year perioc addition the Remuneration Committee will ensure that there has been an improvement in the underlying financial performance of the Company before ar award is released (as detailed in the circular).

Simon Wilson

Company Secretary
SurfControl Plc
26th October 2004

END
RDSEAFEKASFLFFE

SurfControl plc announces results for the FY 05 first quarter ending September 30, 2004 View Financials

Successful Q1 results coincides with positive launch of RiskFilter E-mail Appliance

London, England (October 26, 2004) - SurfControl plc (London:SRF), the world leader in enterprise Web and E-mail filtering, today reported financial results for the quarter ending September 30, 2004.

Highlights

1. Q1 financial results in line with all areas of management guidance
2. Successful launch of *RiskFilter*, the e-mail appliance, since the end of Q1
3. Major new software releases across all products
4. New Web Mobile Filter exhibiting early market penetration
5. Further global endorsement of Web filter with Juniper ScreenOS 5.1 integration
6. Pro-forma EPS increase of 22%
7. Own share treasury purchases in Q1 total 455,000 – Ongoing program throughout FY 05 planned

Headline Financial Results (US$m)

Q1 FY2005	3m 30/09/04 $m	3m 30/09/03 $m	% change
Revenue	**22.5**	19.7	+14%
Gross margin %	**99%**	99%	
Pre-exceptional EBITDA	**3.5**	3.7	(5%)
Profit before tax	**0.2**	3.4	(94%)
Basic EPS (per share in US cents)	**0.5**	8.3	(94%)
Pro-forma EPS (per share in US cents)	**11.3**	9.3	+22%
S&M spend as % of overall revenue	**50%**	49%	
Indirect invoicing %	**62%**	58%	
Non-Americas revenue %	**38%**	31%	
Invoicing	**20.0**	19.7	+2%
Deferred revenue	**72.5**	54.5	+33%
Cash balance	**88.7**	71.5	+24%
Pre-exceptional operating cash flow	**6.1**	8.5	(28%)

Commenting on the results, Steve Purdham, CEO said, "We are pleased to report that the first quarter of FY 05 has progressed according to expectations from a financial point of view, with significant progress also being made in the delivery of our published Technology roadmap to enable us to capture higher levels of growth in the future. Of particular note is the release of our new E-mail appliance, RiskFilter, together with significantly enhanced new versions of our Web and E-mail filtering software. Our aim is to continue to leverage our global brand, our expertise, and our technology in existing markets and product areas whilst adding, through further investment, new revenue streams for the future with the addition of new products and services. The Company will continue to face various challenges but we are cautiously optimistic that we will have a successful outcome for the full year."

For further information:		
SurfControl UK	**+44 (0) 1260 296 200**	
Steve Purdham	Chief Executive Officer	steve.purdham@surfcontrol.com

ICIS Financial PR	**+44 (0)207 651 8688**	
Tom Moriarty	UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones		carolineejones@icisnet.com
SurfControl US	**+1 831 440 2621**	
Simon Wilson	Chief Financial Officer	simon.wilson@surfcontrol.com
Lisa Beatty	US Investor Relations	lisa.beatty@surfcontrol.com

First Quarter 2005 Financial Highlights

Revenues for the quarter increased 14% to $22.5m (Q1 04: $19.7m). License revenue represented 17% of total revenue in the quarter (Q1 FY 04: 21%). Geographic expansion has continued with non-Americas revenues representing 38% of overall revenues in the quarter (Q1 FY 04: 31%). This change in mix has been driven by a very strong non-Americas year-on-year revenue growth rate of 41% and an Americas year-on-year revenue growth rate of 2%. Segmentally, corporate revenues represented 88% of overall revenues in the quarter (Q1 FY 04: 85%).

Pre-exceptional EBITDA for the quarter was almost unchanged at $3.5m (Q1 04: $3.7m) in line with our stated objective of a short term increase in investments to support the recently launched three year product roadmap. As, previously disclosed, an exceptional item of $1.6m has been incurred relating to the continuing rental and service charge obligations of vacated office space in California. This is a result of the Company moving its principal US operations into a new office to gain operational and financial efficiencies. A reconciliation of this pro-forma measure of profit to the Company's UK GAAP profit after tax is shown on page 7 of this statement.

The acquisition of assets from SecureM in Q4 FY 04 resulted in a first quarter amortization charge of $1.7m (Q1 04: nil) against intangible assets. The remaining intangible asset will be fully amortized over the next seven quarters. An increase in interest income arising from higher cash balances has added to the profit performance of the Group. Net interest income in the quarter was $0.6m (Q1 FY 04: $0.4m). Profit before tax for the quarter declined to $0.2m (Q1 04: $3.4m) as a result of the amortization charge and accounting exceptional item. The effective tax rate for Q1 is 15% and is expected to continue at this rate throughout FY 05.

Basic earnings per share decreased to 0.5 cents in the quarter (Q1 FY 04: 8.3 cents), largely reflecting the amortization charge and accounting exceptional item. Pro-forma basic EPS increased 22% to 11.3 cents in the quarter (Q1 FY 04: 9.3 cents). Full-time Equivalent (FTE) headcount decreased slightly to 510, from 516 in the preceding quarter (Q1 FY04: 439).

Overall Group invoicing in the quarter was $20.0m representing a 2% annual increase over the same period last year (Q1 FY 04: 19.7m). The principal Group invoicing statistics for the first quarter are as follows:

- The proportion of invoicing generated by the channel increased to 62% (Q1 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained strong at above 70%
- Sales of bundled filtering products increased to 23% of total invoicing in the quarter (Q1 FY 04: 19%)
- The average Corporate invoice value increased to $6,200 in the quarter (Q1 FY 04: $5,600)
- The value of 3-year contracts as a proportion of invoicing increased to 35% in the quarter (Q1 FY 04: 24%)
- In the quarter there were 30 deals over $50,000 (Q1 04: 27)
- New customer sales represented 27% of invoicing, sales into the customer base 16%, renewals 52%, and

OEM/home sales 5% (Q1 04: 33%, 18%, 45%, and 4% respectively)
- New customer additions in the quarter were 860 (Q1 04: 1,102)

The prior year comparative statistics for both the percentages for new and base customer sales invoicing, and for the number of new customer additions, have been revised to reflect corrections to classifications of add-on sales made to existing customers. A standalone reporting tool erroneously coded some sales of additional user count licenses to existing customers, as if they were sales to new customers. The historical statistics were corrected as part of the implementation of a third party sales reporting package during Q1. This revision has no impact on the financial position of the Company.

Deferred revenue increased annually by 33% to $72.5m (Q1 FY 04: $54.5m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $6.1m in the first quarter (Q4 03: $8.5m). Free cash flow was $5.3m in the first quarter (Q1 04: $6.8m). The reduction in first quarter cash flow compared to the prior year first quarter reflects a sequential decline in deferred revenue, a slight shift in the linearity of invoicing towards the end of the quarter, and an increase in Days Sales Outstanding (DSO) to the range of 50 – 55 DSO caused by an increasing proportion of sales coming from outside of the Americas and in particular China. Total cash balances have grown 24% over the last year to $88.7m (Q1 04: $71.5m).

During the first quarter, the Company repurchased 455,000 of its own shares. Since announcing its intention to repurchase shares in Q4 of last fiscal year, a total of 561,000 shares have been repurchased at a total cost of $6.0m. At its AGM on October 21 a special resolution was passed to allow the Company to make market purchases of its own shares up to a maximum of 10% of its issued ordinary share capital over the coming year. We believe that at current levels of valuation such purchases represent a good use of cash. We intend to continue to purchase shares during FY 05 within the bounds of our free cash flow and the authority given to the Board by the shareholders. In the foreseeable future, the Company intends to retain the purchased shares in Treasury.

Corporate Highlights

We are pleased to report that we have made solid progress in the first quarter delivering results in line with our stated guidance and which are in line with our normal seasonal first quarter performance. Highlights for the quarter include:

Operational developments

Operational activities during the quarter were dictated by the focus and execution of our three year product roadmap. In recent weeks we have seen the culmination of significant investment in R&D with the launch and introduction of important new products and new versions of our software:

-
- RiskFilter – the E-mail Appliance
- Version 5 Web Filter
- Version 5 E-mail Filter
- Version 2.5 Instant Message Filter
- Mobile Filter Version

This continued investment and execution against our technology roadmap presents a significant future business opportunity as the market continues to expand. We are seeing increased demand for high quality and functionally rich filtering products which can be delivered on multiple platforms and which are able to protect businesses from

both known threats as well as the emergence of new blended threats.

New product releases

Of particular note was the launch, on schedule, of the RiskFilter appliance on October 4th 2004. RiskFilter is an e-mail filtering appliance that combines the easy administration of an appliance with the strength, speed and accuracy of SurfControl's industry-leading content filtering technology. It features 15 layers of security protection and is built on a hardened Linux operating system that reduces component parts and vulnerabilities, and ensures optimal speed and security. The introduction of SurfControl RiskFilter represents a major new addition to the SurfControl product set and has been warmly welcomed within the market.

SurfControl Web Filter 5.0 was launched in September and provides customers with the most comprehensive protection against emerging Internet threats, including spyware, phishing attacks, malicious downloads and inappropriate content in the workplace. Its 45 content categories now includes protection from spyware threats, and encompasses six Protection Groups within a single database. Our proprietary artificial intelligence has also been enhanced extending our Virtual Control Agent (VCA) to manage dynamically the unknown ("day zero") threats. These advances, together with new reporting and a significant range of functionality and performance improvements, give Web Filter 5.0 a significant advantage over existing market technologies.

SurfControl Instant Message Filter 2.5, also launched in the quarter, addresses the increasing threat of Instant Messaging (IM) in the workplace. A survey by the American Management Association found that 31% of respondents use IM in the workplace, and 78% of these users download free IM software from the Internet, unaware of the threats posed by such downloads. The latest version features extended platform support for the major instant messaging protocols, including the newest versions of AOL, ICQ, MSN, Yahoo! and Sametime/AOL (AIM).

Of significant competitive importance was the launch of SurfControl Mobile Filter, comprising unique filtering technology empowering businesses with the ability to protect their employees' Internet access regardless of where they are working or how they connect to the Internet. We believe that this proprietary technology gives SurfControl a strong differentiator from our competitors and is increasingly relevant given the growth in the mobile workforce.

Since the end of the quarter SurfControl has also launched SurfControl E-mail Filter 5.0 which offers unique protection by integrating SurfControl's industry leading URL database, significantly enhancing the threat protection capabilities of our E-mail filter. This means that major threats such as phishing, spyware and productivity threats etc can now be removed at the gateway before they reach a user where the security threats to the business are far higher. Businesses are increasingly adopting this means of protection, a trend initiated by SurfControl's innovation.

Change of director

Our continued execution against our Technology roadmap and our focus on efficiencies across the business are fundamental to us capturing future growth. With that in mind we have made several positive structural changes in the US operations. With immediate effect, Kevin Blakeman will become EVP of Products and Technology with the express focus of delivering our Technology Roadmap. With this focus he will step down from the main board. Mick Adamson, previously EVP Americas Sales, has assumed the role of President, Americas Operations, to drive future growth in this region. Mick has responsibility for sales, marketing and technical support for the Americas. To improve efficiencies in several business areas we have consolidated and centralised some regional units, for example Marketing and Support in the US has now been centralised in our new US HQ in California from our Massachusetts regional office. These changes will result in the short term reduction of headcount as we re-hire.

Leveraging our technology

As well as advances in the provision of software, we have also continued to make progress in further leveraging our filtering technology. In this respect we are particularly pleased to have announced since the quarter end that Juniper Networks, Inc. (Nasdaq: JNPR) has selected SurfControl to provide state-of-the-art Web filtering for Juniper's enhanced security operating system. SurfControl's Content Portal Authority (CPA) will enhance content security in Juniper Networks' ScreenOS version 5.1 through an "on-box" integrated Web filtering technology embedded into the operating system. This is complimented by an "off-box" redirected Web filtering solution for users who want to access the power and granularity of our full Web filter. This is a potentially significant relationship for SurfControl, and an endorsement of our broadening product set. The uniqueness of the CPA is the combination of a managed filtering service with a very small 'client' footprint, enabling it to be installed on a wide range of systems which previously could not benefit from filtering technologies.

SurfControl content filtering has also been incorporated in the service offering of various Internet Service Providers targeting the home and SME markets. Askaris' new web filtering subscription service, Surf and Secure, is specifically targeted at businesses with under 25 Internet users and uses SurfControl's web filtering technology to enable small businesses to effectively manage Internet access. Similarly, SurfControl's Content Portal Authority (CPA) technology has been integrated into Global Technology Associates (GTA) Surf Sentinel 2.0 content filtering product, enabling GTA to launch a new Web filtering subscription service specifically targeted at the SME market.

Leveraging our global network – accessing a global market

Throughout the quarter we have continued to bolster our global infrastructure. In terms of direct SurfControl presence, we have continued to expand our operations in Europe, Australia, and the Far East. The development of operations in China continues and there are clear signs that this region will offer great opportunity in the years to come as well as being the centre for the development of our appliance filtering technology.

In addition, we have increased the level of resources in place to enhance sales through the indirect channel. For example Nocom AB has been appointed as distributor for Sweden, Norway and Finland paving the way for further success in the region. The ongoing improvements to our channel programme is reflected in the increasing proportion of invoicing coming from the channel, which now stands at 62% in the quarter.

The market

The market is continuing to show strong growth. Throughout the quarter new multi-blended threats to Internet users in the workplace have continued to emerge. Not only are these threats increasing in volume but also in the level of sophistication employed. This is leading to an increased demand for SurfControl solutions. A study by the School of Psychology at Queen's University Belfast in Northern Ireland, commissioned by SurfControl, shows that one-third of employees continue to use business e-mail to send sexual content to colleagues and others outside of their company, and one-third also use Internet access at work to download pornography.

The cumulative effect of internal and external threats to an organisation can be extremely damaging to a business. As a result, companies now have to be increasingly vigilant and protective of their networks. It is expected that this will continue for the foreseeable future.

New business

During the quarter, SurfControl added over 860 new customers. New additions included Caradon, Glasgow City Council, The Health & Safety Executive and the Northern Ireland Dept for Finance & Personnel, Daimler Chrysler, AXA, Papua New Guinea Power Limited, 1st Colonial National Bank, CA Dept. of Developmental Services, De Beers Canada Exploration, First State Bank, National Park Service and the United Nations.

Outlook

We are pleased to report that the first quarter of FY 05 has progressed according to expectations from a financial point of view, with significant progress also being made in the delivery of our published Technology roadmap to enable us to capture higher levels of growth in the future. Of particular note is the release of our new E-mail appliance, RiskFilter, together with significantly enhanced new versions of our Web and E-mail filtering software. Our aim is to continue to leverage our global brand, our expertise, and our technology in existing markets and product areas whilst adding, through further investment, new revenue streams for the future with the addition of new products and services. The Company will continue to face various challenges but we are cautiously optimistic that we will have a successful outcome for the full year.

About SurfControl

SurfControl plc, the world leader in enterprise Web and e-mail filtering, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filtering products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet risk. SurfControl technology protects all points of entry, and every way employees use the Internet for business -- Instant Messaging, Web, e-mail and peer-to-peer. It also works on every platform they work on - Blue Coat, Cisco, Check Point, Microsoft Exchange and ISA 2004, and many more.

The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs more than 500 people (verifying this) in offices across the United States, Europe and Asia/Pacific.

For further information and news on SurfControl, please visit
http://www.surfcontrol.com/

SurfControl plc
Results for the FY 05 first quarter ending September 30, 2004

Un-audited Group profit and loss account for the three months ended 30 September 2004

	Notes	30 September 2004	30 September 2003	Year ended 30 June 2004
		$'000	$'000	$'000
Turnover	2	**22,462**	19,664	87,335
Cost of sales		**(305)**	(294)	(1,393)
Gross profit		**22,157**	19,370	85,942
Selling and distribution costs		**(11,272)**	(9,714)	(44,025)
Research and development		**(2,784)**	(2,149)	(9,678)
General and administrative costs		**(4,626)**	(3,831)	(16,813)
Exceptional item-onerous lease charge	3	**(1,648)**	-	-
Amortisation of intangible assets and depreciation		**(2,271)**	(411)	(3,148)
Movement in share option provision	10	**58**	(314)	(49)
Total administrative expenses		**(11,271)**	(6,705)	(29,688)
Operating (loss)/profit		**(386)**	2,951	12,229
Proceeds from disposal of business		**-**	66	311
Net interest receivable		**559**	354	1,859
Profit on ordinary activities before taxation		**173**	3,371	14,399
Tax on profit on ordinary activities	5	**(26)**	(837)	(2,862)
Profit on ordinary activities after taxation		**147**	2,534	11,537
Basic earnings per ordinary share (cents)	4	**0.48**	8.25	37.25
Diluted earnings per ordinary share (cents)	4	**0.47**	7.96	36.00

Reconciliation of Profit on ordinary activities after taxation to Pro-forma profit on ordinary activities after taxation ("Pro-forma Profit")

	Notes	30 September 2004	30 September 2003	Year ended 30 June 2004
Profit on ordinary activities after taxation		**147**	2,534	11,537
Movement in share option provision		**(58)**	314	49
Amortisation of intangible assets		**1,738**	-	1,351
Exceptional item-onerous lease charge		**1,648**	-	-
Pro-forma Profit		**3,475**	2,848	12,937
Basic pro-forma Profit per ordinary share (cents)	4	**11.26**	9.27	41.77

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

Pro-forma Profit	**3,475**	2,848	12,937
Tax on profit on ordinary activities	**26**	837	2,862
Depreciation	**533**	411	1,797
Net interest receivable	**(559)**	(354)	(1,859)
EBITDA	**3,475**	3,742	15,737

SurfControl plc
Un-audited Group statement of total recognised gains and losses for the three months ended 30 September 2004

			Year ended
	30 September 2004	30 September 2003	30 June 2004
	$'000	$'000	$'000
Profit on ordinary activities after taxation	**147**	2,534	11,537
Unrealised exchange difference on translation	**(142)**	391	3,355
Total recognised gains relating to the financial period	**5**	2,925	14,892

SurfControl plc
Un-audited Group balance sheet
at 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	Audited 30 June 2004 $'000
Fixed assets				
Intangible assets	6	**10,824**	-	12,554
Tangible assets		**4,181**	3,404	4,065
		15,005	3,404	16,619
Investments		**32**	30	31
		15,037	3,434	16,650
Current assets				
Stocks		**4**	-	69
Debtors	7	**25,308**	18,112	31,681
Cash at bank and in hand		**88,707**	71,482	87,477
		114,019	89,594	119,227
Creditors: amounts falling due within one year	8	**(71,928)**	(50,029)	(72,226)
Net current assets		**42,091**	39,565	47,001
Total assets less current liabilities		**57,128**	42,999	63,651
Creditors: amount falling due after more than one year	9	**(24,332)**	(17,228)	(26,001)
Provisions for liabilities and charges	10	**(384)**	(743)	(446)
		32,412	25,028	37,204
Capital and reserves				
Equity share capital		**5,029**	4,996	5,027
Called up share capital	11	**5,029**	4,996	5,027
Share premium account	11	**3,863**	2,513	3,803
Capital redemption reserve	11	**882**	882	882
Profit and loss account	11	**22,638**	16,637	27,492
Equity shareholders' funds		**32,412**	25,028	37,204

SurfControl plc
Un-audited Group statement of cash flows
for the three months ended 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	Audited year ended 30 June 2004 $'000
Net cash inflow from operating activities before exceptional item	12	**6,073**	8,537	32,637
Exceptional cash outflow from operating activities		**(77)**	-	-
Net cash inflow from operating activities after exceptional item		**5,996**	8,537	32,637
Returns on investments and servicing of finance	13	**660**	336	1,792
Taxation		**(426)**	(1,892)	(5,536)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(926)**	(236)	(2,267)
Sale of tangible fixed assets		-	7	17
Net cash outflow from capital expenditure and financial investment		**(926)**	(229)	(2,250)
		5,304	**6,745**	**26,626**
Acquisitions and disposals				
Purchase of subsidiary undertaking		**(85)**	-	(8,910)
Cash acquired with subsidiary undertaking		-	-	120
Proceeds from disposal of business		-	66	311
Net cash inflow from acquisitions and disposals		**(85)**	66	(8,479)
Net cash inflow before management of liquid resources and financing		**5,219**	6,818	18,164
Management of liquid resources	14	**(13,111)**	(11,306)	(7,470)
Financing				
Proceeds from share issue		**96**	2,484	3,750
Purchase of own shares for treasury		**(4,058)**	-	(839)
Repayment of capital element of finance lease and hire purchase contracts	14	**(5)**	(10)	(38)
Net cash inflow from financing		**(3,967)**	2,474	2,873
(Decrease)/ increase in cash in the period	14	**(11,859)**	(2,014)	13,567

SurfControl plc

Reconciliation of net cash flow to movement in net funds for the three months ended 30 September 2004

		30 September 2004 $'000	30 September 2003 $'000	Audited year ended 30 June 2004 $'000
(Decrease)/ increase in cash in the period		**(11,859)**	(2,014)	13,567
Cash outflow from decrease in debt and lease financing	14	**5**	10	38
Net transfers to liquid resources	14	**13,111**	11,306	7,470
Change in net funds resulting from cash flows	14	**1,257**	9,302	21,075
Difference on translation	14	**(22)**	483	4,727
Movement in net funds in the period		**1,235**	9,785	25,802
Net funds at the beginning of the period	14	**87,436**	61,634	61,634
Net funds at the end of the period	14	**88,671**	71,419	87,436

SurfControl plc
Notes to the un-audited financial statements
for the three months ended 30 September 2004

1. Basis of preparation

The financial statements have been prepared on the basis of accounting policies set out in the Group's financial statements for the year ended 30 June 2004.
The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the three months ended 30 September 2004 and 30 September 2003 are un-audited. The results for the year ended 30 June 2004 are audited except where otherwise shown.

2. Turnover analysis

Turnover by product group

During the periods under review the Group had several products which constituted a single product group, related to Internet content filtering for web, e-mail, instant messaging and peer-to-peer.

Turnover by destination	3 months ended 30 September 2004	3 months ended 30 September 2003	Year ended 30 June 2004
	$'000	$'000	$'000
United Kingdom	**4,333**	3,338	15,778
Mainland Europe	**1,712**	1,487	7,357
Americas	**13,954**	13,648	57,395
Rest of the World	**2,463**	1,191	6,805
	22,462	19,664	87,335

Turnover by market segment	3 months ended 30 September 2004	3 months ended 30 September 2003	Year ended 30 June 2004 (un-audited)
	$'000	$'000	$'000
Corporate	**19,660**	16,792	75,589
Education	**2,549**	2,681	10,580
Home	**253**	191	1,166
	22,462	19,664	87,335

3 Exceptional item-onerous lease charge	30 September 2004	30 September 2003	30 June 2004
	$'000	$'000	$'000
Rent on vacant offices	**1,648**	-	-

During the quarter SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining un-expired lease is assigned. An amount equivalent to the rent accruing over the remaining term of the lease together with related costs was written off to profit and loss account in the period.

4. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follows:

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**147**	2,534	11,537
Basic weighted average ordinary shares in issue	**30,855,750**	30,715,620	30,974,588
Dilutive effect of share options	**315,422**	1,123,545	1,036,691
Diluted weighted average ordinary shares in issue	**31,171,172**	31,839,165	32,011,279
Basic earnings per ordinary share (cents)	**0.48**	8.25	37.25
Diluted earnings per ordinary share (cents)	**0.47**	7.96	36.04

Basic pro-forma profit per ordinary share is calculated as follows:

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Pro-forma profit	3,475	2,848	12,937
Basic weighted average ordinary shares in issue	**30,855,750**	30,715,620	30,974,588
Basic pro-forma profit per ordinary share (cents)	**11.26**	9.27	41.77

Own shares held by the Company of 561,000 (30 September 2003:nil) (30 June 2004:106,000) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
US Federal and state tax	-	(433)	(669)
Non US Corporation tax	**(43)**	(846)	(4,847)
Adjustments in respect of previous years	-	5	222
Total current tax charge	**(43)**	(1,274)	(5,294)
Deferred tax	**17**	437	2,432
Total tax charge	**(26)**	(837)	(2,862)

6. Intangible assets

	Goodwill $'000	Intellectual Property $'000	Total $'000
Cost:			
At 1 July 2004	711	13,194	13,905
Additions	-	8	8
At 30 September 2004	711	13,202	13,913
Amortisation:			
At 1 July 2004	68	1,283	1,351
Provided during the period	89	1,649	1,738
At 30 September 2004	157	2,932	3,089
Net book value at 30 September 2004	**554**	**10,270**	**10,824**
Net book value at 30 September 2003	-	-	-
Net book value at 30 June 2004	643	11,911	12,554

The intellectual property and goodwill at 30 September 2004 wholly relates to the written down provisional value of Linux based appliance technology, and a sales and distribution operation based in China, which were acquired from SecureM, Inc in April 2004. The intangible assets are being amortised to profit and loss account over twenty-four months from April 2004.

7. Debtors

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Trade debtors	**13,095**	10,541	20,524
Other debtors	**282**	74	27
Taxation recoverable	**1,475**	-	1,475
Deferred tax assets	**6,730**	4,629	6,680
Prepayments and accrued income	**3,726**	2,868	2,975
	25,308	18,112	31,681

8. Creditors: amounts falling due within one year

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Trade creditors	**2,674**	2,461	2,770
Corporation tax	**5,583**	4,117	5,971
Taxes and social security costs	**1,653**	1,329	2,004
Other creditors	-	-	308
Accruals	**9,708**	4,774	7,995
Deferred income	**48,168**	37,319	49,036
Obligations under finance leases and hire purchase contracts	**19**	29	19
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	-	4123
	71,928	50,029	72,226

9. Creditors: amounts falling due after more than one year

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Deferred income	**24,315**	17,194	25,979
Obligations under finance leases and hire purchase contracts	**17**	34	22
	24,332	17,228	26,001

10. Provisions for liabilities and charges

	30 September 2004 $'000
Provision for option charges as at 1 July 2004	**446**
Released in the period	**(58)**
Paid in the period	**(4)**
Exchange difference arising in the period	**-**
Provision for option charges at 30 September 2004	**384**
Provision for option charges at 30 September 2003	743
Provision for option charges at 30 June 2004	446

The tax option charge for UK Employer's National Insurance and non UK Employment tax relates to amounts payable on the potential profit arising from the future exercise of unapproved options granted to directors and employees (for UK personnel on options granted after 6 April 1999). The provision is charged to the profit and loss account on a straight-line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 September 2004 of £5.70 ($10.32).
The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options in issue.

11. Share capital and reserves

	Share capital $'000	Capital redemption reserve	Share premium account $'000	Profit and loss account $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	2	-	60	-	62
Retained profit for the period	-	-	-	147	147
Purchase of own shares for treasury				(4,859)	(4,859)
Un-realised exchange difference on re-translation	-	-	-	(142)	(142)
As at 30 September 2004	**5,029**	**882**	**3,863**	**22,638**	**32,412**
As at 30 September 2003	4,996	882	2,513	16,637	25,028
As at 30 June 2004	5,027	882	3,803	27,492	37,204

During the period the Company purchased 455,000 of its own shares for treasury for $4,859,000 including costs, and at an average price of £5.82 ($10.60).

12. Reconciliation of operating cash flows

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Operating (loss)/profit	**(386)**	2,951	12,229
Exceptional item-onerous lease charge	**1,648**	-	-
Operating profit before exceptional item	**1,262**	2,951	12,229
Depreciation	**533**	411	1,797
Amortisation of intangible assets	**1,738**	-	1,351
(Profit)/loss on sale of tangible fixed assets	**-**	(3)	31
Decrease in stocks	**65**	-	31
Decrease/(increase) in debtors	**6,387**	6,610	(2,973)
(Decrease)/increase in creditors	**(3,850)**	(1,625)	20,302
(Decrease)/increase in provisions for liabilities and charges	**(62)**	193	(131)
Net cash inflow from operating activities before exceptional item	**6,073**	8,537	32,637

13. Returns on investments and servicing of finance

	30 September 2004 $'000	30 September 2003 $'000	30 June 2004 $'000
Finance lease and hire purchase interest paid	**(1)**	(4)	(8)
Bank interest paid	**(1)**	(1)	(3)
Other interest paid	**-**	(7)	(9)
Bank interest received	**662**	348	1,812
	660	336	1,792

14. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 September 2004 $'000	At 30 September 2003 $'000	At 30 June 2004 $'000
Overnight cash balances and cash in hand	50,518	(11,859)	(11)	**38,648**	32,490	50,518
Term deposits	36,959	13,111	(11)	**50,059**	38,992	36,959
Cash at bank and in hand	87,477	1,252	(22)	**88,707**	71,482	87,477
Finance leases	(41)	5	-	**(36)**	(63)	(41)
Total	87,436	1,257	(22)	**88,671**	71,419	87,436

RECEIVED
2006 JUN 28 A 10:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SurfControl®

The World's # 1 Web and E-mail Filtering Company

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

Highlights Q1 FY05

- Q1 in-line with expectations
- Successful RiskFilter Launch
- Significant new Software Product releases
- Partnership with Juniper
- Own Share Purchase of 561,000 shares

Simon Wilson

Group CFO

Summary P&L Results for Q1 FY 2005 (Sept 30, 2004)

SurfControl®

The World's #1 Web & E-mail Filtering Company

$000	Q1 05	% of Rev	Q1 04	% of Rev	% change
Total revenue	22,462		19,664		14%
Gross profit	22,157	99%	19,370	99%	
Selling & distribution costs	(11,272)	50%	(9,714)	49%	16%
Research & development costs	(2,784)	12%	(2,149)	11%	30%
General & administrative expenses	(4,626)	21%	(3,831)	19%	21%
Exceptional item: onerous lease charge	(1,648)		0		
Amortisation of intangible assets	(1,738)		0		
Depreciation	(533)		(411)		
Movement in share option provision	58		(314)		
Total expenses	(22,543)		(16,419)		
Operating profit	(386)	-2%	2,951	15%	
Profit on disposal of business	0		66		
Net interest receivable	559		354		
Profit before taxation	173	1%	3,371	17%	
Taxation	(26)		(837)		
Profit after tax	147	1%	2,534	13%	
Basic earnings per ordinary share (cents)	0.5		8.3		

Highlights

* Revenues up 14% year-on-year
* License revenue is 17% of total revenue (Q1 04: 21%)
* Pre-exceptional EBITDA of $3.5m (Q1 04: $3.7m)
* Pro-forma EPS 11.3 cents (Q1 04: 9.3 cents)
* Estimated effective tax rate of 15%

Revenue Analysis Q1 FY 05

SurfControl®

The World's #1 Web & E-mail Filtering Company



Revenue by Sector
11%
1%
88%
Corporate/OEM
Education
Home



Revenue by Type
17%
83%
License
Subscription



Revenue by Geography
11%
8%
19%
62%
Americas
UK
Mainland Europe
Rest of World



Revenue Visibility
8%
17%
75%
License
Deferred Brought Forward From Q4
Deferred Arising in Q1

Summary Balance Sheet Data as at Sept 30, 2004

SurfControl®

The World's #1 Web & E-mail Filtering Company

$000	9/30/2004	9/30/2003
Intangibles	10,824	0
Fixed assets	4,213	3,434
Current assets:-		
Trade debtors	13,095	10,541
Other assets	12,217	7,571
Cash	88,707	71,482
Creditors less than 1 year	(71,928)	(50,029)
Creditors more than 1 year	(24,332)	(17,228)
Provisions for liabilities and charges	(384)	(743)
NET ASSETS	32,412	25,028
Equity & Capital Reserves	5,029	8,391
Profit & Loss	27,383	16,637
SHAREHOLDERS' FUNDS	32,412	25,028

Highlights:

- Pre exceptional Operating Cash flow $6.1m
- Free Cash flow $5.3m
- Increase in Trade Debtors due to higher invoicing levels
- Increase in Other Assets due to deferred tax assets
- Increase in Creditors due to deferred revenue - see below

	9/30/2004	9/30/2003
Deferred revenue		
within one year	48,168	37,323
more than one year	24,315	17,194
Total deferred revenue	72,483	54,517

Highlights:

- Year on year growth in deferred revenue of 33%
- Long term portion of deferred revenue increased to 34%

Steve Purdham

CEO

Restructure

SurfControl®

The World's #1 Web & E-mail Filtering Company

- Focus & Efficiency (Not Cost Reduction)
  - Centralisation
    - Engineering/Finance – UK HQ
    - US Marketing/Support – US HQ
    - Short Term Reduction in Headcount
- Kevin Blakeman – EVP, Products & Technology
- Mick Adamson – President, US Operations



CA
MA
UK
Netherlands
Germany
France
Austria
Singapore
Australia
New Zealand

RiskFilter

SurfContr l®

The World's #1 Web & E-mail Filtering Company

IT DOESN'T SCAN E-MAILS... IT INTERROGATES THEM.


RiskFilter
SurfContr l

- Installs in minutes
- Automatic updates
- Stops e-mail threats
- Reliable, Scalable and Fast

Significant Software Releases

SurfContr l®

The World's #1 Web & E-mail Filtering Company

- Web Filter Version 5
  - New Security Categories protect from Known threats
  - Enhanced AI provides 'Day Zero' or Unknown threats protection
  - Major new reporting system
  - Microsoft ISA 2004
- Email Filter Version 5
  - New UI and performance Release
  - Enhanced SPAM protection
  - Enhanced Non-SPAM protection
  - Unique Integration to Web Database
- IM Filter Version 2.5
- Mobile Filter

Mobile Filter

SurfControl®

The World's #1 Web & E-mail Filtering Company

Unique Mobile Filter
Protects Mobile and Remote workers

- 3G
- Modem
- Broadband
- Wireless



FY05 Outlook

- Cautiously Optimistic for 05
- Continued Investment in Technology Roadmap
- Continued expansion in chosen Geographical Regions

Appendix: Financial Detail

Q1 Reconciliation of Pro Forma Financial Measures to UK GAAP Profit after Tax

SurfControl®

The World's #1 Web & E-mail Filtering Company

3 month period	to 9/30/2004		to 9/30/2003	
	$'000		$'000	
UK GAAP Profit After Tax	147		2,534	
UK GAAP Basic EPS (cents)		0.5		8.3
Movement in share option provision	(58)		314	
Amortisation of intangible assets	1,738		0	
Exceptional item: onerous lease charge	1,648		0	
Pro Forma Profit After Tax	3,475		2,848	
Pro Forma Basic EPS (cents)		11.3		9.3
Taxation	26		837	
Depreciation	533		411	
Interest receivable	(559)		(354)	
Pre-exceptional EBITDA	*3,475*		3,742	

Summary Q1 Cash Flow

3 month period:	to 9/30/2004	to 9/30/2003
	$'000	$'000
Operating Profit	**(386)**	**2,951**
Amortization and depreciation	2,271	411
Accounting exceptional item: onerous lease charge	1,648	0
Working capital movement	2,540	5,175
Pre-exceptional Operating Cash Flow	***6,073***	***8,537***
Exceptional item net cash outflow	*(77)*	0
Operating Cash Flow	***5,996***	***8,537***
Net interest received	*660*	336
Net capital expenditure	(926)	(229)
(Tax paid)/recovered	(426)	(1,892)
Free Cash Flow	***5,304***	***6,752***
Share issues	96	2,484
Purchase of own shares	(4,058)	0
Net proceeds from disposal of business	0	66
Cash paid for acquisitions and related costs	(85)	0
Repayments of loans and leases	(5)	(10)
Foreign exchange difference (unrealised)	(22)	483
Total Movement in Cash	***1,230***	***9,775***

Highlights:

- Operating cash flow of $6.1m
- Year on year decline driven by, sequential decline in deferred revenue and higher DSO's
- DSO's in the 50 55 range
- Free cash flow of $5.3m exceeds share repurchases of $4.1m

Financial Announcements

REG-Surfcontrol PLC 1st Quarter Results

RNS Number:4618E
Surfcontrol PLC
26 October 2004

SurfControl plc announces results for the FY 05 first quarter ending September 30, 2004
Successful Q1 results coincides with positive launch of RiskFilter E-ma: Appliance

London, England (October 26, 2004) - SurfControl plc (London:SRF), the worl(leader in enterprise Web and E-mail filtering, today reported financial resu for the quarter ending September 30, 2004.

Highlights

- Q1 financial results in line with all areas of management guidance
- Successful launch of RiskFilter, the e-mail appliance, since the end of (
- Major new software releases across all products
- New Web Mobile Filter exhibiting early market penetration
- Further global endorsement of Web filter with Juniper ScreenOS 5.1 integration
- Pro-forma EPS increase of 22%
- Own share treasury purchases in Q1 total 455,000 - Ongoing program throughout FY 05 planned

Headline Financial Results (US$m)

Q1 FY2005	3m 30/09/04 $m	3m 30/09/03 $m	cha
Revenue	22.5	19.7	-
Gross margin %	99%	99%	
Pre-exceptional EBITDA	3.5	3.7	
Profit before tax	0.2	3.4	
Basic EPS (per share in US cents)	0.5	8.3	
Pro-forma EPS (per share in US cents)	11.3	9.3	-
S&M spend as % of overall revenue	50%	49%	
Indirect invoicing %	62%	58%	
Non-Americas revenue %	38%	31%	
Invoicing	20.0	19.7	
Deferred revenue	72.5	54.5	-
Cash balance	88.7	71.5	-
Pre-exceptional operating cash flow	6.1	8.5	

Commenting on the results, Steve Purdham, CEO said, "We are pleased to repoı that the first quarter of FY 05 has progressed according to expectations frc financial point of view, with significant progress also being made in the delivery of our published Technology roadmap to enable us to capture higher levels of growth in the future. Of particular note is the release of our nev E-mail appliance, RiskFilter, together with significantly enhanced new vers: of our Web and E-mail filtering software. Our aim is to continue to leverag global brand, our expertise, and our technology in existing markets and proc areas whilst adding, through further investment, new revenue streams for th future with the addition of new products and services. The Company will cont to face various challenges but we are cautiously optimistic that we will ha successful outcome for the full year."

For Futher Information:

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

First Quarter 2005 Financial Highlights

Revenues for the quarter increased 14% to $22.5m (Q1 04: $19.7m). License revenue represented 17% of total revenue in the quarter (Q1 FY 04: 21%). Geographic expansion has continued with non-Americas revenues representing : of overall revenues in the quarter (Q1 FY 04: 31%). This change in mix has ł driven by a very strong non-Americas year-on-year revenue growth rate of 41 an Americas year-on-year revenue growth rate of 2%. Segmentally, corporate revenues represented 88% of overall revenues in the quarter (Q1 FY 04: 85%).

Pre-exceptional EBITDA for the quarter was almost unchanged at $3.5m (Q1 04 $3.7m) in line with our stated objective of a short term increase in investı to support the recently launched three year product roadmap. As previously disclosed, an exceptional item of $1.6m has been incurred relating to the continuing rental and service charge obligations of vacated office space in California. This is a result of the Company moving its principal US operatic into a new office to gain operational and financial efficiencies. A reconciliation of this pro-forma measure of profit to the Company's UK GAAP profit after tax is shown on page 7 of this statement.

The acquisition of assets from SecureM in Q4 FY 04 resulted in a first quart amortization charge of $1.7m (Q1 04: nil) against intangible assets. The remaining intangible asset will be fully amortized over the next seven quart An increase in interest income arising from higher cash balances has added t

the profit performance of the Group. Net interest income in the quarter was $0.6m (Q1 FY 04: $0.4m). Profit before tax for the quarter declined to $0.2r 04: $3.4m) as a result of the amortization charge and accounting exceptiona: item. The effective tax rate for Q1 is 15% and is expected to continue at tl rate throughout FY 05.

Basic earnings per share decreased to 0.5 cents in the quarter (Q1 FY 04: 8. cents), largely reflecting the amortization charge and accounting exceptiona item. Pro-forma basic EPS increased 22% to 11.3 cents in the quarter (Q1 FY 9.3 cents). Full-time Equivalent (FTE) headcount decreased slightly to 510, 516 in the preceding quarter (Q1 FY04: 439).

Overall Group invoicing in the quarter was $20.0m representing a 2% annual increase over the same period last year (Q1 FY 04: 19.7m). The principal Grc invoicing statistics for the first quarter are as follows:

- The proportion of invoicing generated by the channel increased to 62% (Q1 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained strong at above 70%
- Sales of bundled filtering products increased to 23% of total invoicing in the quarter (Q1 FY 04: 19%)
- The average Corporate invoice value increased to $6,200 in the quarter (Q1 FY 04: $5,600)
- The value of 3-year contracts as a proportion of invoicing increased to 35% in the quarter (Q1 FY 04: 24%)
- In the quarter there were 30 deals over $50,000 (Q1 04: 27)
- New customer sales represented 27% of invoicing, sales into the customer base 16%, renewals 52%, and OEM/home sales 5% (Q1 04: 33%, 18%, and 4% respectively)
- New customer additions in the quarter were 860 (Q1 04: 1,102)

The prior year comparative statistics for both the percentages for new and l customer sales invoicing, and for the number of new customer additions, have been revised to reflect corrections to classifications of add-on sales made existing customers. A standalone reporting tool erroneously coded some sales additional user count licenses to existing customers, as if they were sales new customers. The historical statistics were corrected as part of the implementation of a third party sales reporting package during Q1. This rev: has no impact on the financial position of the Company.

Deferred revenue increased annually by 33% to $72.5m (Q1 FY 04: $54.5m) add: to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $6.1m in the first quarter (Q4 03: $8.5m). Free cash flow was $5.3m in the first quarter (Q1 04: $6.8m). The reduction in first quarter cash flow compared to the prior year first quarte reflects a sequential decline in deferred revenue, a slight shift in the linearity of invoicing towards the end of the quarter, and an increase in Da Sales Outstanding (DSO) to the range of 50 - 55 DSO caused by an increasing proportion of sales coming from outside of the Americas and in particular Cl Total cash balances have grown 24% over the last year to $88.7m (Q1 04: $71.

During the first quarter, the Company repurchased 455,000 of its own shares. Since announcing its intention to repurchase shares in Q4 of last fiscal yea total of 561,000 shares have been repurchased at a total cost of $6.0m. At : AGM on October 21 a special resolution was passed to allow the Company to ma market purchases of its own shares up to a maximum of 10% of its issued ord: share capital over the coming year. We believe that at current levels of valuation such purchases represent a good use of cash. We intend to continue purchase shares during FY 05 within the bounds of our free cash flow and the authority given to the Board by the shareholders. In the foreseeable future, Company intends to retain the purchased shares in Treasury.

Corporate Highlights

We are pleased to report that we have made solid progress in the first quart delivering results in line with our stated guidance and which are in line w: our normal seasonal first quarter performance. Highlights for the quarter include:

Operational developments
Operational activities during the quarter were dictated by the focus and execution of our three year product roadmap. In recent weeks we have seen tl culmination of significant investment in R&D with the launch and introductic important new products and new versions of our software:-

- -RiskFilter - the E-mail Appliance
- -Version 5 Web Filter
- -Version 5 E-mail Filter
- -Version 2.5 Instant Message Filter
- -Mobile Filter Version

This continued investment and execution against our technology roadmap prese a significant future business opportunity as the market continues to expand. are seeing increased demand for high quality and functionally rich filterinc products which can be delivered on multiple platforms and which are able to protect businesses from both known threats as well as the emergence of new blended threats.

New product releases
Of particular note was the launch, on schedule, of the RiskFilter appliance October 4th 2004. RiskFilter is an e-mail filtering appliance that combines easy administration of an appliance with the strength, speed and accuracy o1 SurfControl's industry-leading content filtering technology. It features 15 layers of security protection and is built on a hardened Linux operating sys that reduces component parts and vulnerabilities, and ensures optimal speed security. The introduction of SurfControl RiskFilter represents a major new addition to the SurfControl product set and has been warmly welcomed within market.

SurfControl Web Filter 5.0 was launched in September and provides customers the most comprehensive protection against emerging Internet threats, includ: spyware, phishing attacks, malicious downloads and inappropriate content in workplace. Its 45 content categories now includes protection from spyware

threats, and encompasses six Protection Groups within a single database. Oui proprietary artificial intelligence has also been enhanced extending our Vii Control Agent (VCA) to manage dynamically the unknown ("day zero") threats. These advances, together with new reporting and a significant range of functionality and performance improvements, give Web Filter 5.0 a significai advantage over existing market technologies.

SurfControl Instant Message Filter 2.5, also launched in the quarter, addres the increasing threat of Instant Messaging (IM) in the workplace. A survey l the American Management Association found that 31% of respondents use IM in workplace, and 78% of these users download free IM software from the Interne unaware of the threats posed by such downloads. The latest version features extended platform support for the major instant messaging protocols, includ: the newest versions of AOL, ICQ, MSN, Yahoo! and Sametime/AOL (AIM).

Of significant competitive importance was the launch of SurfControl Mobile Filter, comprising unique filtering technology empowering businesses with tl ability to protect their employees' Internet access regardless of where the) working or how they connect to the Internet. We believe that this proprietai technology gives SurfControl a strong differentiator from our competitors ai increasingly relevant given the growth in the mobile workforce.

Since the end of the quarter SurfControl has also launched SurfControl E-ma: Filter 5.0 which offers unique protection by integrating SurfControl's indus leading URL database, significantly enhancing the threat protection capabil: of our E-mail filter. This means that major threats such as phishing, spywai and productivity threats etc can now be removed at the gateway before they ı a user where the security threats to the business are far higher. Businesses increasingly adopting this means of protection, a trend initiated by SurfControl's innovation.

Change of director

Our continued execution against our Technology roadmap and our focus on efficiencies across the business are fundamental to us capturing future grov With that in mind we have made several positive structural changes in the US operations. With immediate effect, Kevin Blakeman will become EVP of Product and Technology with the express focus of delivering our Technology Roadmap. this focus he will step down from the main board. Mick Adamson, previously I Americas Sales, has assumed the role of President, Americas Operations, to (future growth in this region. Mick has responsibility for sales, marketing a technical support for the Americas. To improve efficiencies in several busii areas we have consolidated and centralised some regional units, for example Marketing and Support in the US has now been centralised in our new US HQ ii California from our Massachusetts regional office. These changes will result the short term reduction of headcount as we re-hire.

Leveraging our technology

As well as advances in the provision of software, we have also continued to progress in further leveraging our filtering technology. In this respect we particularly pleased to have announced since the quarter end that Juniper Networks, Inc. (Nasdaq: JNPR) has selected SurfControl to provide state-of-the-art Web filtering for Juniper's enhanced security operating sys

SurfControl's Content Portal Authority (CPA) will enhance content security : Juniper Networks' ScreenOS version 5.1 through an "on-box" integrated Web filtering technology embedded into the operating system. This is compliment‹ an "off-box" redirected Web filtering solution for users who want to access power and granularity of our full Web filter. This is a potentially signifi‹ relationship for SurfControl, and an endorsement of our broadening product ‹ The uniqueness of the CPA is the combination of a managed filtering service a very small 'client' footprint, enabling it to be installed on a wide range systems which previously could not benefit from filtering technologies.

SurfControl content filtering has also been incorporated in the service off‹ of various Internet Service Providers targeting the home and SME markets. Askaris' new web filtering subscription service, Surf and Secure, is specifically targeted at businesses with under 25 Internet users and uses SurfControl's web filtering technology to enable small businesses to effect: manage Internet access. Similarly, SurfControl's Content Portal Authority ((technology has been integrated into Global Technology Associates (GTA) Surf Sentinel 2.0 content filtering product, enabling GTA to launch a new Web filtering subscription service specifically targeted at the SME market.

Leveraging our global network - accessing a global market

Throughout the quarter we have continued to bolster our global infrastructu In terms of direct SurfControl presence, we have continued to expand our operations in Europe, Australia, and the Far East. The development of operat in China continues and there are clear signs that this region will offer gr‹ opportunity in the years to come as well as being the centre for the develo; of our appliance filtering technology.

In addition, we have increased the level of resources in place to enhance s‹ through the indirect channel. For example Nocom AB has been appointed as distributor for Sweden, Norway and Finland paving the way for further succe‹ the region. The ongoing improvements to our channel programme is reflected : the increasing proportion of invoicing coming from the channel, which now st at 62% in the quarter.

The market

The market is continuing to show strong growth. Throughout the quarter new multi-blended threats to Internet users in the workplace have continued to emerge. Not only are these threats increasing in volume but also in the lev‹ sophistication employed. This is leading to an increased demand for SurfCont solutions. A study by the School of Psychology at Queen's University Belfast Northern Ireland, commissioned by SurfControl, shows that one-third of empl‹ continue to use business e-mail to send sexual content to colleagues and ot} outside of their company, and one-third also use Internet access at work to download pornography.

The cumulative effect of internal and external threats to an organisation c‹ extremely damaging to a business. As a result, companies now have to be increasingly vigilant and protective of their networks. It is expected that will continue for the foreseeable future.

New business

During the quarter, SurfControl added over 860 new customers. New additions

included Caradon, Glasgow City Council, The Health & Safety Executive and tl
Northern Ireland Dept for Finance & Personnel, Daimler Chrysler, AXA, Papua
Guinea Power Limited, 1st Colonial National Bank, CA Dept. of Developmental
Services, De Beers Canada Exploration, First State Bank, National Park Serv:
and the United Nations.

Outlook
We are pleased to report that the first quarter of FY 05 has progressed
according to expectations from a financial point of view, with significant
progress also being made in the delivery of our published Technology roadmaj
enable us to capture higher levels of growth in the future. Of particular nc
is the release of our new E-mail appliance, RiskFilter, together with
significantly enhanced new versions of our Web and E-mail filtering software
Our aim is to continue to leverage our global brand, our expertise, and our
technology in existing markets and product areas whilst adding, through furt
investment, new revenue streams for the future with the addition of new proc
and services. The Company will continue to face various challenges but we ai
cautiously optimistic that we will have a successful outcome for the full ye

About SurfControl
SurfControl plc, the world leader in enterprise Web and e-mail filtering,
delivers on its promise to help companies 'Stop Unwanted Content' in the
workplace by continuous innovation, invention and expansion of its filterinc
products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet r:
SurfControl technology protects all points of entry, and every way employees
the Internet for business -- Instant Messaging, Web, e-mail and peer-to-peei
also works on every platform they work on - Blue Coat, Cisco, Check Point,
Microsoft Exchange and ISA 2004, and many more.
The company's products and technology are used by more than 20,000 customers
worldwide, including many of the world's largest corporations. SurfControl
employs more than 500 people in offices across the United
States, Europe and Asia/Pacific. For further information and news on
SurfControl, please visit http://www.surfcontrol.com/.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts
forward-looking statements. Although the Company believes that its plans,
intentions and expectations reflected in such forward-looking statements are
reasonable, a number of important factors could cause SurfControl's actual
future results to differ materially from those expressed in any such
forward-looking statements. The forward-looking statements herein speak onl}
of today. SurfControl expressly disclaims any obligation or undertaking to
update or revise such information.

Any references to pro-forma financial measures must be read in conjunction \
the accompanying reconciliation to the nearest UK GAAP measure which can be
found on our web site at http://www.surfcontrol.com/company/investors/
financial_information.

£ £ £ £

Un-audited Group profit and loss account
for the three months ended 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	` er 30 : : $'
Turnover	2	22,462	19,664	87,
Cost of sales		(305)	(294)	(1,
Gross profit		22,157	19,370	85,
Selling and distribution costs		(11,272)	(9,714)	(44,
Research and development		(2,784)	(2,149)	(9,
General and administrative costs		(4,626)	(3,831)	(16,
Exceptional item-onerous lease charge	3	(1,648)	-	
Amortisation of intangible assets and depreciation		(2,271)	(411)	(3,
Movement in share option provision	10	58	(314)	
Total administrative expenses		(11,271)	(6,705)	(29,
Operating (loss)/profit		(386)	2,951	12,
Proceeds from disposal of business		-	66	
Net interest receivable		559	354	1,
Profit on ordinary activities before taxation		173	3,371	14,
Tax on profit on ordinary activities	5	(26)	(837)	(2,
Profit on ordinary activities after taxation		147	2,534	11,
Basic earnings per ordinary share (cents)	4	0.48	8.25	3:
Diluted earnings per ordinary share (cents)	4	0.47	7.96	3(

Reconciliation of Profit on ordinary activities after taxation to Pro-forma profit on ordinary activities after taxation ("Pro-forma Profit")

Profit on ordinary activities after taxation	147	2,534	11,
Movement in share option provision	(58)	314	
Amortisation of intangible assets	1,738	-	1,
Exceptional item-onerous lease charge	1,648	-	

Pro-forma Profit		3,475	2,848	12,
Basic pro-forma Profit per ordinary share (cents)	4	11.26	9.27	4:

Reconciliation of Pro-forma Profit to EBITDA
(Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):

Pro-forma Profit	3,475	2,848	12,
Tax on profit on ordinary activities	26	837	2,
Depreciation	533	411	1,
Net interest receivable	(559)	(354)	(1,
EBITDA	3,475	3,742	15,

SurfControl plc
Un-audited Group statement of total recognised gains and losses for the three months ended 30 September 2004

	30 September 2004 $'000	30 September 2003 $'000	€ $
Profit on ordinary activities after taxation	147	2,534	1:
Unrealised exchange difference on translation	(142)	391	:
Total recognised gains relating to the financial period	5	2,925	14

SurfControl plc
Un-audited Group balance sheet
at 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	Audit 30 Ju 2($'(
Fixed assets				
Intangible assets	6	10,824	-	12,5
Tangible assets		4,181	3,404	4,(
		15,005	3,404	16,(
Investments		32	30	
		15,037	3,434	16,(

Current assets				
Stocks		4	-	
Debtors	7	25,308	18,112	31,(
Cash at bank and in hand		88,707	71,482	87,4
		114,019	89,594	119,2
Creditors: amounts falling due within one year	8	(71,928)	(50,029)	(72,2
Net current assets		42,091	39,565	47,(
Total assets less current liabilities		57,128	42,999	63,(
Creditors: amount falling due after more than one year	9	(24,332)	(17,228)	(26,(
Provisions for liabilities and charges	10	(384)	(743)	(4
		32,412	25,028	37,2
Capital and reserves				
Equity share capital		5,029	4,996	5,(
Called up share capital	11	5,029	4,996	5,(
Share premium account	11	3,863	2,513	3,8
Capital redemption reserve	11	882	882	8
Profit and loss account	11	22,638	16,637	27,4
Equity shareholders' funds		32,412	25,028	37,2

SurfControl plc
Un-audited Group statement of cash flows
for the three months ended 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	Au((30 $
Net cash inflow from operating				

activities before exceptional item	12	6,073	8,537	3:
Exceptional cash outflow from operating activities		(77)	-	
Net cash inflow from operating activities after exceptional item		5,996	8,537	3:
Returns on investments and servicing of finance	13	660	336	:
Taxation		(426)	(1,892)	(5
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(926)	(236)	(2
Sale of tangible fixed assets		-	7	
Net cash outflow from capital expenditure and financial investment		(926)	(229)	(2
		5,304	6,745	2(
Acquisitions and disposals				
Purchase of subsidiary undertaking		(85)	-	(8
Cash acquired with subsidiary undertaking		-	-	
Proceeds from disposal of business		-	66	
Net cash inflow from acquisitions and disposals		(85)	66	(8
Net cash inflow before management of liquid resources and financing		5,219	6,818	18
Management of liquid resources	14	(13,111)	(11,306)	(7
Financing				
Proceeds from share issue		96	2,484	3
Purchase of own shares for treasury		(4,058)	-	
Repayment of capital element of finance lease and hire purchase contracts	14	(5)	(10)	
Net cash inflow from financing		(3,967)	2,474	2
(Decrease)/ increase in cash in the period	14	(11,859)	(2,014)	13

SurfControl plc
Reconciliation of net cash flow to

movement in net funds for the three months ended 30 September 2004

	Notes	30 September 2004 $'000	30 September 2003 $'000	Auc € 30 $
(Decrease)/ increase in cash in the period		(11,859)	(2,014)	1:
Cash outflow from decrease in debt and lease financing	14	5	10	
Net transfers to liquid resources	14	13,111	11,306	'
Change in net funds resulting from cash flows	14	1,257	9,302	2:
Difference on translation	14	(22)	483	4
Movement in net funds in the period		1,235	9,785	2!
Net funds at the beginning of the period	14	87,436	61,634	6:
Net funds at the end of the period	14	88,671	71,419	8'

SurfControl plc
Notes to the un-audited financial statements
for the three months ended 30 September 2004

1. Basis of preparation
The financial statements have been prepared on the basis of accounting policies set out in the Group's financial statements for the year ended 30 June 2004. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the three months ended 30 September 200‹ and 30 September 2003 are un-audited. The results for the year ended 30 June 2004 are audited except where otherwise shown.

2. Turnover analysis
Turnover by product group
During the periods under review the Group had several products which constit a single product group, related to Internet content filtering for web, e-ma: instant messaging and peer-to-peer.

Turnover by destination	3 months ended 30 September 2004	3 months ended 30 September 2003	Year € 30 June
	$'000	$'000	$

United Kingdom	4,333	3,338	1[illegible]
Mainland Europe	1,712	1,487	[illegible]
Americas	13,954	13,648	5[illegible]
Rest of the World	2,463	1,191	[illegible]
	-------------	------------	------
	22,462	19,664	8[illegible]
	-------------	------------	------

Turnover by market segment	3 months ended 30 September 2004	3 months ended 30 September 2003	Year e[illegible] 30 June (un-au[illegible]
	$'000	$'000	[illegible]
Corporate	19,660	16,792	7[illegible]
Education	2,549	2,681	1[illegible]
Home	253	191	[illegible]
	-------------	------------	------
	22,462	19,664	8[illegible]
	-------------	------------	------

3. Exceptional item-onerous lease charge

	30 September 2004 $'000	30 September 2003 $'000	30 [illegible]
Rent on vacant offices	1,648	-	

During the quarter SurfControl, Inc, the Company's principal subsidiary, va[illegible] its offices for alternative accommodation in Scott's Valley, California. Va[illegible] possession of the premises has been retained until September 2006, or until time as the remaining un-expired lease is assigned. An amount equivalent to rent accruing over the remaining term of the lease together with related co[illegible] was written off to profit and loss account in the period.

4. Earnings per share
Basic and fully diluted earnings per ordinary share are calculated as follo[illegible]

	30 September 2004 $'000	30 September 2003 $'000	30 [illegible]
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	147	2,534	1[illegible]
	------------	-------------	-----
Basic weighted average ordinary shares in issue	30,855,750	30,715,620	30,97[illegible]
Dilutive effect of share options	315,422	1,123,545	1,03[illegible]
	------------	-------------	-----
Diluted weighted average ordinary shares in issue	31,171,172	31,839,165	32,01[illegible]

Basic earnings per ordinary share (cents)	0.48	8.25	:
Diluted earnings per ordinary share (cents)	0.47	7.96	:

Basic pro-forma profit per ordinary share is calculated as follows:

	30 September 2004 $'000	30 September 2003 $'000	30 ‹
Pro-forma profit	3,475	2,848	1:
Basic weighted average ordinary shares in issue	30,855,750	30,715,620	30,97‹
Basic pro-forma profit per ordinary share (cents)	11.26	9.27	‹

Own shares held by the Company of 561,000 (30 September 2003:nil) (30 June : 106,000) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	30 September 2004 $'000	30 September 2003 $'000	30 ‹
US Federal and state tax	-	(433)	
Non US Corporation tax	(43)	(846)	(‹
Adjustments in respect of previous years	-	5	
Total current tax charge	(43)	(1,274)	(!
Deferred tax	17	437	:
Total tax charge	(26)	(837)	(:

6. Intangible assets

	Goodwill $'000	Intellectual Property $'000	‹
Cost:			
At 1 July 2004	711	13,194	1:
Additions	-	8	
At 30 September 2004	711	13,202	1:

Amortisation:			
At 1 July 2004	68	1,283	:
Provided during the period	89	1,649	:
At 30 September 2004	157	2,932	:
Net book value at 30 September 2004	554	10,270	1(
Net book value at 30 September 2003	-	-	
Net book value at 30 June 2004	643	11,911	1:

The intellectual property and goodwill at 30 September 2004 wholly relates t
the written down provisional value of Linux based appliance technology, and
sales and distribution operation based in China, which were acquired from
SecureM, Inc in April 2004. The intangible assets are being amortised to pr(
and loss account over twenty-four months from April 2004.

7. Debtors

	30 September 2004 $'000	30 September 2003 $'000	30 Ju 2($'(
Trade debtors	13,095	10,541	20,!
Other debtors	282	74	
Taxation recoverable	1,475	-	1,4
Deferred tax assets	6,730	4,629	6,(
Prepayments and accrued income	3,726	2,868	2,!
	25,308	18,112	31,(

8. Creditors: amounts falling due within one year

	30 September 2004 $'000	30 September 2003 $'000	30 Ju 2($'(
Trade creditors	2,674	2,461	2,:
Corporation tax	5,583	4,117	5,!
Taxes and social security costs	1,653	1,329	2,(
Other creditors	-	-	:
Accruals	9,708	4,774	7,!
Deferred income	48,168	37,319	49,(
Obligations under finance leases and hire purchase contracts	19	29	
Deferred consideration on acquisition of subsidiary undertaking	4,123	-	4:
	71,928	50,029	72,:

9. Creditors: amounts falling due after more than one year

	30 September 2004 $'000	30 September 2003 $'000	30 Ju 20 $'(
Deferred income	24,315	17,194	25,(
Obligations under finance leases and hire purchase contracts	17	34	
	24,332	17,228	26,(

10. Provisions for liabilities and charges

	30 Septemb 2($'(
Provision for option charges as at 1 July 2004	4
Released in the period	
Paid in the period	
Exchange difference arising in the period	
Provision for option charges at 30 September 2004	3
Provision for option charges at 30 September 2003	7
Provision for option charges at 30 June 2004	4

The tax option charge for UK Employer's National Insurance and non UK Employ tax relates to amounts payable on the potential profit arising from the futu exercise of unapproved options granted to directors and employees (for UK personnel on options granted after 6 April 1999). The provision is charged t profit and loss account on a straight-line basis over the relevant vesting p of the outstanding options, and is based upon the Company's closing share pr on techMARK as at 30 September 2004 of £5.70 ($10.32).
The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options in issue.

11. Share capital and reserves

	Share capital $'000	Capital redemption reserve	Share premium account $'000	Pro and l acc $'
As at 1 July 2004	5,027	882	3,803	27,
Exercise of options in the period	2	-	60	
Retained profit for the period	-	-	-	:
Purchase of own shares for treasury				(4,8
Un-realised exchange difference on re-translation	-	-	-	(:
As at 30 September 2004	5,029	882	3,863	22,6
As at 30 September 2003	4,996	882	2,513	16,6
As at 30 June 2004	5,027	882	3,803	27,4

During the period the Company purchased 455,000 of its own shares for treasu
for $4,859,000 including costs, and at an average price of £5.82 ($10.60).

12. Reconciliation of operating cash flows

	30 September 2004 $'000	30 September 2003 $'000	30 (2($'(
Operating (loss)/profit	(386)	2,951	12,:
Exceptional item-onerous lease charge	1,648	-	
Operating profit before exceptional item	1,262	2,951	12,:
Depreciation	533	411	1,'
Amortisation of intangible assets	1,738	-	1,:
(Profit)/loss on sale of tangible fixed assets	-	(3)	
Decrease in stocks	65	-	
Decrease/(increase) in debtors	6,387	6,610	(2,!
(Decrease)/increase in creditors	(3,850)	(1,625)	20,:
(Decrease)/increase in provisions for liabilities and charges	(62)	193	(:
Net cash inflow from operating activities before exceptional item	6,073	8,537	32,(

13. Returns on investments and servicing of finance

	30 September 2004 $'000	30 September 2003 $'000	30 Ju : $'
Finance lease and hire purchase interest paid	(1)	(4)	
Bank interest paid	(1)	(1)	
Other interest paid	-	(7)	
Bank interest received	662	348	1,8
	660	336	1,'

14. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 September 2004 $'000	At 30 September 2003 $'000
Overnight cash balances and					

cash in hand	50,518	(11,859)	(11)	38,648	32,490
Term deposits	36,959	13,111	(11)	50,059	38,992
Cash at bank and in hand	87,477	1,252	(22)	88,707	71,482
Finance leases	(41)	5	-	(36)	(63)
Total	87,436	1,257	(22)	88,671	71,419

END
QRFILFIAIRLEFIS

Financial Announcements

REG-Surfcontrol PLC AGM Statement

RNS Number:3622E
Surfcontrol PLC
21 October 2004

SurfControl plc

Result of AGM

London, England (October 21, 2004) - SurfControl plc (London:SRF), the worlc leader in enterprise Web and E-mail filtering, is pleased to announce that ε resolutions proposed at the Annual General Meeting held today in Congleton, Cheshire, were duly passed.

The voting in relation to the resolutions proposed at the AGM was as follows

Resolution	For	Against
Ordinary Business		
1. To adopt the Report and Financial Statements for year ended 30 June 2004.	16,996,915	6,1
2. To approve the Report to Shareholders on Directors' Remuneration and related matters for year ended 30 June 2004.	13,889,043	2,659,ε
3. To re-elect Simon Wilson as a Director.	16,928,245	34,ε
4. To re-elect Patrick Jolly as a Director.	16,968,245	34,ε
5. To re-elect Jane Tozer as a Director.	16,997,589	5,
6. To re-elect Rene Schuster as a Director.	16,993,189	9,ε
7. To re-appoint KPMG Audit Plc as Auditor.	16,766,454	236,(
Special Business		
8. Ordinary resolution to authorise the Directors to allot relevant securities.	16,643,237	359,ε
9. Special resolution to authorise the Directors to allot equity securities for cash without first offering them to existing members.	16,741,969	261,(
10. Special resolution to give the Company authority to make market purchases of its ordinary shares.	16,963,845	39,2
11. Ordinary resolution to approve the SurfControl plc Long Term Incentive Plan	15,964,901	640,5

A copy of the full text of resolutions passed as Special Business has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority document viewing facility situated at following address: The UK Listing Authority, 25 The North Colonade, Canary Wharf, London. E14 5HS.

SurfControl UK +44 (0) 1260 296 200

Steve Purdham, CEO	steve.purdham@surfcontrol.com
ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl US	+1 831 440 2621
Simon Wilson, CFO	simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations	lisa.beatty@surfcontrol.com

END
AGMPUGQWUUPCGMG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0258E
Surfcontrol PLC
13 October 2004

Letter to Surfcontrol Plc
Dated 12 October 2004

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disposable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol€ for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere£

These disclosures are made in the interest of conformity with the Companies The interest detailed herein was acquired solely for investment purposes. F(disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Amendment £16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston. MA 02109

Parent Holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Compa (FMTC), a US state chartered bank which acts as a trustee or investment man of various pension and trust accounts. (See Schedule A for listing of Regist Shareholders and their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, includ Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FI investment managers for various non-US investment companies and institution clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held an behalf of authorized ui trust schemes in the U.K., notwithstanding the exemption from reporting purs to Section 209 (I)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purp of clarity and efficiency. Nothing herein should be taken to indicate that I Corp. and its direct and indirect subsidiaries, Fidelity International Limit and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disposable interests arise under section 208 (4) (b) of the Act, name where a person, not being the registered holder, is entitled to exercise a r conferred by the holding of the shares or to control the exercise of such r: or under section 203 of the Act respectively,

From: Fidelity Investments

Schedule A Amendment i

Security: Surfcontrol Plc

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
89,300	FIL	Bank of New York London Total
76,900	FIL	Brown Brothers Harriman Total
21,800	FIL	Chase Manhattan Bank London Total
667,799	FIL	Chase Nominees Ltd Total
1,776,196	FIL	Deutsche Bank Total
800	FIL	HSBC Client Holdings Nominee (UK) Limited Total
21,800	FIL	J P Morgan Total
187,590	FIL	Northern Trust Total
402,901	FISL	Chase Manhattan Bank London Total
83,500	FISL	Chase Nominees Ltd Total
13,700	FISL	Deutsche Bank AG, London Total
120,000	FISL	JP Morgan Total
6,100	FMTC	Mellon Bank Total
4,400	FMTC	State Street Bank & Trust Total
5,900	FMTC	State Street Nominees Ltd Total

432,988	FPM	Chase Nominees Ltd Total
118,100	FPM	Northern Trust Total
4,029,774		Grand Total Ordinary Shares

Current ownership percentage: 13.15%

Shares in issue: 30,656,270

Change in holdings since last filing: +89,300 ordinary shares

END
HOLBGBDGUSBGGSX

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:9638D
Surfcontrol PLC
12 October 2004

SurfControl plc
Notice of Results

SurfControl plc (London:SRF), the world leader in enterprise Web and E-mail filtering, will be announcing Q1 results for the period ended 30 September 2 on Tuesday 26th October 2004.

The management will be hosting a conference call for UK analysts on the day 08.30am UK time. Please contact Caroline Evans-Jones at ICIS, on +44 (0) 20 8688, or send an email to caroline@icisnet.com to register.

A conference call for US analysts will take place at 5pm UK time/ 12pm EDT. register, please contact Lisa Beatty at SurfControl on +1 831.440.2621, or s an e-mail to investor-relationsus@surfcontrol.com.

About SurfControl

SurfControl plc, the world leader in enterprise Web and e-mail filtering, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filtering products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet r SurfControl technology protects all points of entry, and every way employees the Internet for business -- Instant Messaging, Web, e-mail and peer-to-peer also works on every platform they work on - Blue Coat, Cisco, Check Point, Microsoft Exchange and ISA 2004, and many more.
The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs more than 500 people in offices across the United States, Europe and Asia/Pacific.

For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

END

NORQKDKQFBDDNKD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8715D
Surfcontrol PLC
8 October 2004

Letter to Surfcontrol Plc
Dated 7 October 2004

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disposable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined sol for purposes of clarity and efficiency. It is not intended to indicate that of these entities act as a group or in concert with respect to these intere

These disclosures are made in the interest of conformity with the Companies The interest detailed herein was acquired solely for investment purposes. F disclosure purposes, holdings should be represented as FMR Corp. and its di and indirect subsidiaries, and Fidelity International Limited (FSL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Amendment £15

NOTIFICATIONS UNDER SECTlONS 198 TO 202 - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston. MA 02103

Parent Holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Compa (FMTC), a US state chartered bank which acts as a trustee or investment man of various pension and trust accounts. (See Schedule A for listing of Regis Shareholders and their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, includ Fidelity investment Services Ltd. (RSL) and Fidelity Pension Management (FP investment managers for various non-US investment companies and institution clients. (See Schedule A for listing of Registered Shareholders and their

holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held an behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting purs to Section 209 (I)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purp of clarity and efficiency. Nothing herein should be taken to indicate that I Corp. and its direct and indirect subsidiaries. Fidelity International Limit and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disposable interests arise under section 208 (4) (b) of the Act, name where a person, not being the registered holder, is entitled to exercise a r conferred by the holding of the shares or to control the exercise of such ri or under section 203 of the Act respectively,

Schedule A Amendment £ 15

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
16,800	FIL	BT Globenet Nominees Ltd Total
21,800	FIL	Chase Manhattan Bank London Total
23,213	FIL	Deutsche Bank AG, London Total
1,776,996	FIL	HSBC Client Holdings Nominees (UK) Limited Total
21,900	FIL	JP Morgan Total
76,900	FIL	MSS Nominees Ltd Total
54,090	FIL	Northern Trust Company Total
30,200	FIL	Northern Trust London Total
605,599	FIL	RBS Trust Bank Total
83,500	FISL	Chase Manhattan Bank London Total
536,801	FISL	Clydesdale Bank Total
6,100	FMTC	Mellon Bank Total
4,400	FMTC	State Street Bank & Trust Total
5,900	FMTC	State Street Nominees Ltd Total
118,100	FPM	Bankers Trust Total
558,475	FPM	Chase Nominees Ltd Total
3,940,474		Grand Total Ordinary Shares

Current ownership percentage: 12.85%
Shares in issue: 30,656,270
Change in holdings since last filing: (321,134) ordinary shares

END
HOLGCBDGXSGGGSI

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8640D
Surfcontrol PLC
08 October 2004

SurfControl plc

The Company was informed today that investment funds managed by Porter, Fel
Inc. currently hold 1,005,000 ordinary shares in SurfControl plc representi
3.23% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBIBDGCBGGGSR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6005D
Surfcontrol PLC
1 October 2004

Letter to Surfcontrol
Dated 30 September, 2004

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 29 September 2004 Barclays PLC, through the l entities listed on the schedule below, has a notifiable interest in the capi of your Company of 3.69%

Details of this interest, together with a breakdown between registered holde (as required by Section 202(3) of the Act), are enclosed.

The Issued capital of 30,670,237 is ths latest figure available to us. If th is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Letter from Barclays

LEGAL ENTITY REPORT

SURCONTROL SEDOL: 0290

As at 29 September 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 1,131,961 ORD GBP0.10 representing 3.69% the issued share capital of 30,670,237 units.

Legal Entity	Holding	Percentage H
Barclays Life Assurance Co Ltd	29,379	.0958
Barclays Global Investors Ltd	1,096,844	3.5762
Gerrard Ltd	5,738	.0187
Group Holding	1,131,961	3.6907

REGISTERED HOLDERS REPORT

SURCONTROL SEDOL 02901

As at 29 September 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 1,131,961 ORD GBP0.10 representing 3.69% the issued share capital of 30,670,237 units.

Registered Holder	Account Designation	Holding

CHASE NOMINEES LTD	16376	15,590
JP MORGAN (BGI CUSTODY)	16331	8,773
JP MORGAN (BGI CUSTODY)	16341	20,606
JP MORGAN (BGI CUSTODY)	16400	527,346
JP MORGAN (BGI CUSTODY)	16480	385,499
JP MORGAN (BGI CUSTODY)	16482	156,727
JP MORGAN (BGI CUSTODY)	18409	11,682
R C GREIG NOMINEES LIMITED GP1	GP1	3,705
R C GREIG NOMINEES LIMITED SA1	SA1	2,033
	TOTAL	1,131,961

END

HOLBXBDGGGGGGSB

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:4431D
Surfcontrol PLC
28 September 2004

28 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 28th September 2004, it made market purcha for Treasury purposes of 100,000 of its 10p ordinary shares, at an average p of 575p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
MSCPUUCCBUPCGQR

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:3374D
Surfcontrol PLC
24 September 2004

24 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 24th September 2004, it made market purcha for Treasury purposes of 25,000 of its 10p ordinary shares, at an average pı of 582p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUUUBUPCGMC

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:2888D
Surfcontrol PLC
23 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 23rd September 2004, it made market purcha
for Treasury purposes of 30,000 of its 10p ordinary shares, at an average pı
of 577.0833p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
MSCPUUQABUPCGQW

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1923D
Surfcontrol PLC
22 September 2004

22 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that yesterday, 21st September 2004, it made market purchases for Treasury purposes of 50,000 of its 10p ordinary shares, at an average price of 580p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSPUUQGBUPCGMG

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:1442D
Surfcontrol PLC
21 September 2004

21 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that yesterday, 20th September 2004, it made market purchases for Treasury purposes of 57,500 of its 10p ordinary shares, at an average price of 581.5p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUCPBUPCGMU

Financial Announcements

RECEIVED
2006 JUN 28 A 10: 7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Share Buy-back

RNS Number:1000D
Surfcontrol PLC
17 September 2004

17 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 17th September 2004, it made market purcha for Treasury purposes of 57,500 of its 10p ordinary shares, at an average pı of 587.5p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSEAXNXFEALEFE

Financial Announcements

REG-Surfcontrol PLC OEM Agreement

RNS Number:0416D
Surfcontrol PLC
16 September 2004

SurfControl plc ("SurfControl") announces OEM agreement with StreamShield Networks Limited ("StreamShield"), a subsidiary of Detica Grou

London, England (September 16, 2004) - SurfControl plc (London:SRF), the wo leader in enterprise Web and E-mail filtering, today announced that it has entered into an agreement with StreamShield Networks Limited, a subsidiary c Detica Group plc, whereby SurfControl's proprietary content filtering datab will be utilised by StreamShield's recently launched products and services.

For further information:

SurfControl plc +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

END
AGRGUUWWBUPCGCQ

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RECEIVED
2006 JUN 28 A 10: 8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:0389D
Surfcontrol PLC
16 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that today, 16th September 2004, it made market purcha
for Treasury purposes of 105,000 of its 10p ordinary shares, at an average p
of 585.381p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the
Company's AGM giving the Company authority to make market purchases of its
ordinary shares.

For further information, please contact:

ICIS Tel: +44 207 651 8688
Caroline Evans-Jones

END
POSGUUWWBUPCGWQ

Financial Announcements

REG-Surfcontrol PLC Share Buyback

RNS Number:9681C
Surfcontrol PLC
15 September 2004

15 September 2004

SURFCONTROL PLC

Share Buyback

The Company announces that yesterday, 14th September 2004, it made market purchases for Treasury purposes of 30,000 of its 10p ordinary shares, at an average price of 585p per share.

This follows the passing of a Special Resolution on 30th October 2003 at the Company's AGM giving the Company authority to make market purchases of its ordinary shares.

For further information, please contact:

ICIS
Caroline Evans-Jones

Tel: +44 207 651 8868

END
POSGUURABUPCGMC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8722C
Surfcontrol PLC
13 September 2004

LETTER TO: SURFCONTROL PLC
DATED: 9 SEPTEMBER 2004

Further to our letter of 03 September, 2004, and in accordance with Sections 198-202 of the Companies Act 1985, we write on behalf of Deutsche Bank AG, to inform you that, on the basis that the relevant issued share capital of your company is 31,086,737 ordinary shares, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Surfcontrol plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

LETTER FROM: DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGCGDCUSBGGSX

Financial Announcements

REG-Surfcontrol PLC Director Shareholding

RNS Number:7543C
Surfcontrol PLC
08 September 2004

8th September 2004

SurfControl plc
Directors Shareholding

The Company was informed today that Mr. Simon Wilson, Chief Financial Office the Company, bought 990 Ordinary shares in the Company at a price of 530 per on 7th September 2004. Following the purchase, Mr. Wilson holds 3,320 Ordina shares in the Company, representing 0.0107% of the issued share capital.

The Company was also informed today that Mr. Patrick Jolly, a Director of th Company, bought 3,500 Ordinary shares in the Company at a price of 525 pence 7th September 2004. Following the purchase, Mr. Jolly holds 6,989 Ordinary shares in the Company, representing 0.0225% of the issued share capital.

For further information,

ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSBUGDCBUGGGSI

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6951C
Surfcontrol PLC
7 September 2004

Letter to Surfcontrol PLC

In accordance with Sections 198-202 of the Companies Act 1985, we write on behalf of Deutsche Bank AG, to inform you that, on the basis that the releva issued share capital of your company is 31,086,737 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the share 10.00%. The total interest is in 3,110,534 shares registered in the names ar the amounts as set out in the attached Schedule.

Companies within the Group acting as Fund Managers hold some of the shares c behalf of a number of clients whose portfolios are managed on a discretionar basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

From: DEUTSCHE BANK AG LONDON

SCHEDULE

SURFCONTROL PLC ORDINARY £0.10 SHARES

Held as Principal	No of Shares
Deutsche Bank AG London	335,806
Held in Client Portfolios	
State Street Nominees	2,774,728
TOTAL	3,110,534

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBDGDCCUGGGSR

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 3

RNS Number:6675C
Surfcontrol PLC
Part 3 : For preceding part double-click [nRN1G6675C]

Reconciliation of total current tax charge /(credit)	2004 $'000	2003 $'000	: $'
Profit/ (loss) on ordinary activities before taxation	14,399	8,879	(69,
Tax charge/ (credit) on profit/ loss on ordinary activities implied by the UK standard rate of 30%	4,320	2,664	(20,
Factors affecting the tax charge/credit:			
Expenses not deductible for tax purposes on a permanent basis	(37)	778	6,
Goodwill amortisation charged in the year, and deductible for tax purposes in future years	-	-	13,
Other short term timing differences	(2,332)	3,941	
Adjustment to tax charge/credit in respect of prior years	(222)	136	
Deferral of tax losses arising in the year	3,730	90	
Utilisation of prior year tax losses in the year	(165)	(1,817)	(1,
Total current tax charge/(credit)	5,294	5,792	

	$'
Deferred tax assets at 1 July 2003	4,
Deferred tax asset from above	2,
Exchange differences arising in the year	
Deferred tax assets at 30 June 2004	6,

6. Intangible assets

	Goodwill $'000	Intellectual Property $'000	Tot $'(
Cost:			
At 1 July 2003	-	-	
Arising from acquisitions	711	13,194	13,!
At 30 June 2004	711	13,194	13!

Amortisation:			
At 1 July 2003	-	-	
Provided during the year	(68)	(1,283)	(1,:
At 30 June 2004	(68)	(1,283)	(1,:
Net book value at 30 June 2004	643	11,911	12,!
Net book value at 30 June 2003	-	-	
Net book value at 30 June 2002	1,152	-	1:

Further details of the consideration given for these acquisitions and the provisional fair value of net assets acquired is given below:

Acquisition of appliance technology and Chinese based sales distributor

On 19 April 2004 the Group completed the purchase of Linux based appliance technology from SecureM, Inc, together with operational control of its Chine based sales and distribution operation, Beijing Messagesoft Technology Co.,I ("Messagesoft") a company incorporated in the People's Republic of China.

The aggregate consideration was $13,194,000 comprising purchase consideratio of $12,808,000 and acquisition costs of $386,000.

Included in the purchase price is deferred consideration consisting of a retention provision of $1,000,000 payable in April 2005, and an estimated earn-out of $3,123,000, payable over the period July 2004-January 2005 (see note 8).

	Book value $'000	Fair value adjustments (1) $'000	Provisional fair values $'000
Intellectual property	-	-	13,194
Net liabilities of Messagesoft structured as follows:			
Fixed assets	38	(26)	12
Stock	132	(32)	100
Debtors	64		64
Cash at bank and in hand	120		120
Creditors due within one year	(347)	(660)	(1,007)
Net liabilities of Messagesoft	7	(718)	(711)
Goodwill			711
Total cost was settled by:			
Cash consideration including costs			9,071
Deferred consideration			4,123

13,194

(1) Fair value adjustments relate to depreciation of fixed assets, expensinç of unidentified stock and incorporation of accruals for unrecorded payroll compensation and Chinese taxes.

7. Debtors

	2004	2003	2(
	$'000	$'000	$'(
Trade debtors	20,524	17,647	12,(
Other debtors	27	64	
Taxation recoverable	1,475	-	
Deferred tax assets	6,680	4,184	{
Prepayment and accrued income	2,975	2,243	1,:
	31,681	24,138	14,:

Deferred tax assets are analysed as follows:	2004	2003	2(
	$'000	$'000	$'(
Unutilised trading losses	6,212	3,204	‹
Deferred income	-	555	:
Accelerated capital allowances	318	289	
Short term timing differences	150	136	
	6,680	4,184	{

8. Creditors: amounts falling due within one year:

	2004	2003	2(
	$'000	$'000	$'(
Trade creditors	2,770	1,966	1,'
Corporation tax	5,971	4,709	
Taxes & social security costs	2,004	1,527	1,(
Other creditors	308	-	
Accruals	7,995	6,456	5,!
Deferred income	49,036	37,542	26,{
Obligations under finance leases and hire purchase contracts	19	41	
Deferred consideration on acquisition of subsidiary undertaking	4,123	-	
	72,226	52,241	35,(

9. Creditors: amounts falling due after more than one year:

	2004 $'000	2003 $'000	2($'(
Deferred income:			
Due within one to two years	18,399	10,871	5,[illegible]
Due within two to five years	7,580	5,777	1,[illegible]
Due after five years	-	62	
	25,979	16,710	7,[illegible]
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	19	18	
Due within two to five years	3	14	
	22	32	
	26,001	16,742	7,[illegible]

10. Provisions for liabilities and charges

	2($'(
Provision for option charges as at 1 July 2003	[illegible]
Charged in the year	
Paid in the year	([illegible]
Exchange difference arising in the year	
Provision for option charges at 30 June 2004	[illegible]
Provision for option charges at 30 June 2003	[illegible]
Provision for option charges at 30 June 2002	

The tax option charge for UK Employer's National Insurance and Non UK Employment tax relates to amounts payable on the potential profit arising f[illegible] the future exercise of unapproved options granted to directors and employee[illegible] (for UK personnel on options granted after 6 April 1999).The provision is charged to the profit and loss account on a straight line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 June 2004 of £6.10. The above charge may vary as it is dependent upon prevailing tax law, futur[illegible] share price movements and the number of options in issue.

11. Reserves

	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	T($'

As at 1 July 2003	4,946	882	79	-	13,712	19,
Exercise of options in the period	81	-	3,724	-	-	3,
Retained profit for the period	-	-	-	-	11,537	11,
Purchase of own shares for treasury	-	-	-	-	(1,112)	(1,
Unrealised exchange difference on translation	-	-	-	-	3,355	3,
As at 30 June 2004	5,027	882	3,803	-	27,492	37,
As at 30 June 2003	4,946	882	79	-	13,712	19,
As at 30 June 2002	4,904	882	63,724	130,407	(189,027)	10,

During the year the Company purchased 106,000 of its own shares at a cost of $1,112,000 and at an average price of £5.83 ($10.41).

12. Reconciliation of movement in shareholders' funds

	2004	2003	20
	$'000	$'000	$'0
Profit/(loss) on ordinary activities after taxation	11,537	6,363	(68,4
New share capital subscribed	3,805	1,271	5
Purchase of own shares for treasury	(1,112)	-	
Unrealised exchange difference on translation	3,355	1,095	(1
Net increase/ (decrease) in shareholders' funds	17,585	8,729	(67,9
Opening shareholders' funds	19,619	10,890	78,8
Closing shareholders' funds	37,204	19,619	10,8

13. Reconciliation of operating cash flows

	2004	2003	20
	$'000	$'000	$'0
Operating profit/(loss)	12,229	7,393	(70,2
Depreciation	1,797	1,627	1,4
Amortisation of intangible assets	1,351	1,152	70,3
Loss on sale of tangible fixed assets	31	109	
Decrease in stocks	31	18	
Increase in debtors	(2,973)	(5,430)	(7
Increase in creditors	20,302	18,780	10,9
(Decrease)/increase in provisions for liabilities and charges	(131)	444	
Net cash inflow from operating activities	32,637	24,093	11,6

14. Returns on investments and servicing of finance

	2004 $'000	2003 $'000	2($'(
Finance lease and hire purchase interest paid	(8)	(10)	
Bank interest paid	(3)	(2)	
Other interest paid	(9)	(29)	
Bank interest received	1,812	782	(
Net cash inflow from returns on investment and servicing of finance	1,792	741	(

15. Analysis of net funds

	At 1 July 2003 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 June 2004 $'000	At 30 June 2003 $'000	¿ : $'
Overnight cash balances and cash in hand	34,262	13,567	2,689	50,518	34,262	24,
Term deposits	27,445	7,470	2,044	36,959	27,445	10,
Cash at bank and in hand	61,707	21,037	4,733	87,477	61,707	35,
Finance leases	(73)	38	(6)	(41)	(73)	
Total	61,634	21,075	4,727	87,436	61,634	35,

The financial information set out above does not constitute the company's statutory accounts for the years ended 30 June 2004, 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 and 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivere following the Company's annual general meeting. The auditors have reported (those accounts; their reports were unqualified and did not contain statement under section 237(2) or (3) of the Companies Act 1985.

END
FR UUURWBUPCGMQ

Financial Announcements

REG-Surfcontrol PLC Final Results - Part 1

RNS Number:6675C
Surfcontrol PLC
07 September 2004

SurfControl plc announces results for the fourth quarter and full year enc
June 30, 2004
81% increase in profit after tax delivered from 19% annual revenue growt

London, England (September 7, 2004) - SurfControl plc (London:SRF), the wor: leader in enterprise Web and E-mail filtering, today reported financial resu for the fourth quarter and full year ending June 30, 2004.

Highlights

- Record quarter invoicing: Q4 $34.3m, a year-on-year increase of 14%
- Strong increase in deferred revenues to $75m, a year-on-year increase o:
- Record operating and free cash flow in Q4 of $9.6m and $8.0m
- Annual revenues and EBITDA in line with expectations at $87.3m and $15.:
- Annual profit after tax increased 81% to $11.5m
- FY 04 effective tax rate of 20%, with FY05 expected to fall to 15%
- Integration of SecureM acquisition progressing well - Appliance launch scheduled for October 4th, and China Q4 revenues of $0.5m
- Technology Roadmap on track with a significant series of launches scheduled during 2004/5

Headline Financial Results (US$m)

Revenue	87.3	73.2	19%	24.5	20.4
Gross margin %	98%	99%		98%	99%
EBITDA	15.7	11.0	43%	4.1	3.2
PBT	14.4	8.9	62%	2.6	2.7
Basic EPS (per share in US cents)	37.3	20.9	78%	8.5	6.7
S&M spend as % of overall revenue	50%	54%		51%	55%
Indirect invoicing %	58%	49%		57%	53%
Non-Americas revenue %	34%	28%		37%	30%

Invoicing	106.6	92.1	16%	34.3	30.0
Deferred revenue	75.0	54.3	38%		
Cash balance	87.5	61.7	42%		
Operating cash flow	32.6	24.1	35%	9.6	8.2

Commenting on the results, Steve Purdham, CEO said, "The financial results 1 2004 reflect success at every level for the Group. Sales, profits, and cash all exhibited strong growth. As a direct consequence, the Group's balance sl has benefited from higher cash balances and higher levels of deferred incom turn providing a stronger platform for future investment and growth. Althouc 2004 was challenging the Group laid the foundation for future growth with it Technology Roadmap which will result in the launch of both appliance and mar service versions of our filtering solutions all under the single global brar SurfControl.

With some earlier than expected sales, Q4 finished strongly and ahead of ou expectations with record invoicing of $34.3m. We expect Q1 to follow histor seasonal patterns and therefore to produce invoicing of between $19-22m, wit corresponding revenue of $22-23m. EBITDA, excluding the exceptional costs o US headquarters move, will be in the range $2.75m to $3.75m, reflecting the quarterly profile indicated at the Analyst Day in May.

With focus on the future, and investment in the delivery and execution of o Technology Roadmap, 2004/5 will be an important year in the development of SurfControl. Given our position in the market, revenue visibility, our peop and the introduction of improved and complementary technologies, we believe the outcome for FY04/5 will be in-line with our guidance given in May 2004 ‹ revenue of $97-102m, with EBITDA (excluding exceptional items) of $20-25m."

SurfControl UK +44 (0) 1260 296 200
Steve Purdham, CEO steve.purdham@surfcontrol.com

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty, UK Investor Relations tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl US +1 831 440 2621
Simon Wilson, CFO simon.wilson@surfcontrol.com
Lisa Beatty, US Investor Relations lisa.beatty@surfcontrol.com

Introduction

SurfControl's ability to adapt to change during its early growth has been o the keys to our success. The market for filtering is rapidly evolving and expanding. Our proven ability to adapt to change and our financial strength us in a strong position to take advantage of new market dynamics as we move towards our next level of growth and expansion. With invoicing for the year ending 30 June 2004 reaching over $106.6m, revenue of $87.3m, cash of $87.5r pre-tax profits of $14.4m, over 520 people and 13 offices around the world

together with 'best of breed' products, our 2003/4 year has been another re(year.

Fourth Quarter and Full Year Financial Highlights

Revenues for the quarter increased 20% to $24.5m (Q4 03: $20.4m). Revenues i the year ended June 30, 2004 increased 19% to $87.3m (FY 03: $73.2m). Licens revenue represented 26% of total revenue in the quarter (Q4 FY 03: 27%). Geographic expansion has continued with non-Americas revenues representing : of overall revenues in the quarter (Q4 FY 03: 30%). Segmentally, Corporate revenues represented 87% of overall revenues in the quarter (Q4 FY 03: 85%).

EBITDA for the quarter increased 28% to $4.1m (Q4 03: $3.2m). EBITDA for the year ended June 30, 2004 increased 43% to $15.7m (FY 03: $11.0m).

The acquisition of assets from SecureM in the quarter resulted in a fourth quarter amortization charge of $1.4m (Q4 03: nil) against intangible assets. increase in interest income arising from higher cash balances has added to t profit performance of the Group. Net interest income in the quarter was $0.! (Q4 FY 03: $0.3m). Profit before tax for the quarter declined slightly to $: (Q4 03: $2.7m) as a result of the amortization charge. Profit before tax fo1 year ended June 30, 2004 increased 62% to $14.4m (FY 03: $8.9m). The tax cre of $0.1m in the quarter reflects the necessary adjustment to reduce the effective tax rate for the year as a whole to 20% (FY 03: 25%). The decline the effective tax rate reflects an extension in the period of time before U! profits will become taxable. The effective tax rate for FY 05 is also expect to decline to approximately 15% for the same reason.

More to follow, for following part double-click [nRN1G6675C]

Financial Announcements

RECEIVED
2006 JUN 28 A 10: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Surfcontrol PLC Final Results - Part 2

RNS Number:6675C
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSG6675C]

Basic earnings per share increased 27% to 8.5 cents in the quarter (Q4 FY 03: 6.7 cents). Basic earnings per share increased 78% to 37.3 cents for the yea ended June 30, 2004 (FY 03: 20.9 cents). Full-time Equivalent (FTE) headcour increased to 516, from 448 in the preceding quarter (Q4 FY03: 435), primari: a result of adding 58 new FTE in China.

Overall Group invoicing in the quarter was $34.3m representing a 14% annual increase over the same period last year (Q4 FY 03: 30.0m). Invoicing for the year ended June 30, 2004 increased 16% to $106.6m (FY 03: $92.1m). The princ Group invoicing statistics for the fourth quarter are as follows:

- The value of 3-year contracts as a proportion of invoicing was st at 48% in the quarter (Q4 FY 03: 48%).
- Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q4 FY 03: 17%).
- The average Corporate invoice value increased to $6,900 in the quarter (Q4 FY 03: $6,600)
- The average Education invoice value increased to $5,900 in the quarter (Q4 FY 03: $5,000).
- New business sales represented 50% of invoicing, renewals 48%, ar OEM/home sales 2% (Q4 03: 53%, 41%, and 6% respectively).
- New customer additions in the quarter were 1,860 (Q4 03: 1,757).
- The proportion of invoicing generated by the channel increased tc (Q4 FY 03: 53%).
- Customer renewal rates across all the areas of the business have improved and remain above 70%.
- In the quarter there were 45 deals over $50,000 (Q4 03: 53).

Deferred revenue increased annually by 38% to $75.0m (Q4 FY 03: $54.3m) add: to the Company's forward revenue visibility. Of the total deferred revenue balance, 65% is due to be recognized as revenue within the next 12 months. : increases our forward revenue visibility relative to our FY 05 revenue guida to approximately 50%.

Operating cash flow remained strong, increasing 17% to a record $9.6m in the fourth quarter (Q4 03: $8.2m). Operating cash flow for the year ended June : 2004 increased 35% to $32.6m (FY 03: $24.1m). Free cash flow increased 6% tc record $8.0m in the fourth quarter (Q4 03: $7.6m) and for the year ended Jur 30, 2004 increased 20% to $26.6m (FY 03: $22.2m).

The record low level of Days Sales Outstanding (DSO) set in the preceding quarters has continued, and remains below our target range of 45-50 in the

fourth quarter. Total cash balances grew 42% to $87.5m (Q4 03: $61.7m).

Following the end of the closed period, SurfControl will be resuming and extending the purchase of its own shares. We believe that at current levels valuation such purchases represent an excellent use of cash. We intend to dc within the bounds of our strong free cash flow and subject to the authority given to the Board by Shareholders.

Corporate highlights

In the last 12 months SurfControl has defined the direction, objectives and technology that we will develop to address the changing dynamics of our marl The investment in development during 2003/4 has been the greatest in the company's history and much of this work culminated in the announcement in Ma our future Technology Roadmap.

Our future direction will continue with an aggressive focus on our core stre - Rich Content Filtering. Rich Content Filtering goes beyond indiscriminate blanket filtering technologies such as Anti Spam and Anti Porn to provide granular and specific control as required. This focus recognizes the dynamic our market are changing at an accelerated pace, and while this change increa the amount and nature of the challenges in the market it also presents a significantly larger opportunity for SurfControl.

The following sections highlight an overview of the market, the technology a activities to be expected in the coming year which will provide a significar platform for ongoing growth and scalability.

The Market - an expanding opportunity

The use of e-mail and the web at work has been the most important business development in recent times. It has brought with it fundamental risks and challenges to the business community such as legal liability, risks to productivity, network capacity pressures, and increased security threats. Th market has demanded a method of controlling these risks and SurfControl has focused on providing software solutions on multiple platforms to satisfy tha demand, giving our customers the power to choose the type of content they receive and the type of content they send. SurfControl's customers are enab] to 'stop unwanted content'.

The market for controlling such risks and for providing anti-virus solutions now referred to as the Secure Content Market. In 2003, the Secure Content Ma generated combined sales of $3.2 billion. This is predicted to rise to $7.2 billion (IDC) in 2008 growing at a Compound Annual Growth Rate (CAGR) of 17% The Secure Content Market contains three major segments: Web filtering, messaging security, and anti-virus.

As the Secure Content Market continues to expand it is also evolving in mult ways. In order to maximize the opportunity that this creates, SurfControl ne to consider these evolutionary developments and use its industry leading position and financial strength to exploit them. The two principal areas of

evolutionary development are those of technology delivery and geography.

The Technology - broadening the delivery of content filtering

At a technology level our focus to date has been on high quality software as medium for delivery of our solutions. As the market continues to evolve, so the ways in which filtering is delivered. In recent times we have seen an emerging market trend towards two additional delivery methods. Firstly, thro hardware solutions with the installation of a task specific filtering applia and secondly through a managed service solution, with content filtering bein provided as a service by a third party.

This is particularly the case with regard to the control of e-mail. Today, software remains the most favored e-mail filtering tool accounting for 44% c the market. However the appliance approach now represents 28% as does the managed service solution. The additional market opportunity for the Secure Content Appliance is expected to exhibit 70% CAGR between now and 2007 and v be worth $1.6bn.

As highlighted in May, given our heritage we strongly believe that we can leverage our core focus on Rich Content Filtering, and extend our offerings appliance based solutions and managed services to provide customers with the choice to manage content using one or a combination of other methods.

Our continued investment in R&D will result in the most significant delivery platforms of SurfControl products being:-

-Software Platforms
-Appliance Platforms
-Managed Services

We believe that execution of our product roadmap will provide the high quali scalable products required to meet the evolution of the Secure Content Marke and allow SurfControl the product strength to realize on-going growth and pı potential from the expanding market.

2004/5 will be a pivotal year of change as we introduce the new platforms tc market, our channels and our customers. Investment will be necessary to achi this, providing a significant platform for future growth, profitability and value.

Our Technology Roadmap is much more than just a vision. Building upon the investment executed in 2003/4 we already have a significant timetable of prc delivery scheduled for 2004/5.

The short-term timetable is:-

- SurfControl Web Filter Version 5 - September 2004
- SurfControl Instant Message Filter 2.5 - September 2004
- SurfControl Mobile Filter (Nomad) - September 2004
- Appliance Launch - US and Europe October 4th 2004
- SurfControl Email Filter Version 5 - October 2004
- SurfControl Email Filter Version 5 for Exchange - Q2 2004

Software

For many organizations software remains the solution of choice, and our soft is consistently viewed by the market as being the best of breed in its class During the year we announced several upgrades and enhancements to our softwa solutions, and added functionality and performance. These included upgrades our Web Filtering software for Microsoft Windows, Proxy server and ISA serve Check Point Firewall 1, and Nokia IPSO offerings as well as new versions of Email Filter.

The delivery in the last quarter of our last financial year of our Web Filte functionality for Cisco CE and BlueCoat Platforms gives the potential to be involved in bids previously not open to us. Pipelines for these bids are normally long and penetration into the market will take time. Early indicati and relationships are positive but we believe that it will be Q3/Q4 of this before any metrics can be gained from working with these technologies.

Development FY04 has been continuous and Q1 and Q2 of 2004/5 will see the culmination of much of this work with significant new versions of all SurfControl's Software product set.

Looking at each:-

SurfControl Web Filter Version 5
In addition to generic performance and scalability improvements, this significant new version delivers some major functionality and features. Our content database which now exceeds 7.3m entries and has been extended to 45 categories and organized into six new Protection Groups. The new Protection Groups are focused on the 'whole threat picture' faced by corporations today All Protection Groups are available as part of our standard annual subscript and include:-

1. -Legal Liability
2. -Confidential/Privacy
3. -Viruses/Blended Threats
4. -Asset Protection
5. -Malicious/Spyware
6. -Productivity

Our Content database quality, accuracy and freshness is the strength in our on-going renewals and business, and is backed by additional developments in Neural Network Technology and the VCA, which increases the overall protectic for existing and new customers with higher accuracy and performance.

Version 5 of our web filter also extends centralised mechanisms, providing s capabilities as a Single Management Console to handle multiple systems from single location and a new advanced reporting system with 'Report Central' as well as delegated responsibilities support. We believe that these developmer will be particularly attractive to larger or more widely distributed account

Version 5 will also support as standard the new and powerful Microsoft ISA 2
Server. SurfControl's web filter was the product demonstrated by Microsoft a
their recent world-wide launch of their new ISA server.

SurfControl Mobile Filter (Nomad)
This extension to the SurfControl Web Filter delivers the same protection to
mobile or remote users and goes far beyond existing Web Filtering products.

The unique functionality provides a single Policy for office bound and mobil
user delivering:-

-Any Connection Protection (filtering of mobile users independent of connection method: hotspot, broadband, dial-up)
-Filtering As Flexible As Mobility (Global and granular rules support to meet diverse requirements of managing mobile users, Logging option when server unavailable, automatic filtering granularity levels)
-Integrated Mobile User Management (Mobile users are managed and reported on in the same SWF applications used to manage internal users)

SurfControl Instant Message Filter 2.5
The new Instant Message Filter will further extend the protection for emergi
threat protection with extended protocol support for Bittorrent, WinMX as we
as Web Based IM from AOL Yahoo and MSN. This is enhanced with extended repo
including Username report.

SurfControl Email Filter Version 5
SurfControl Email Filter Version 5 take another leap forward in software bas
email content protection by integrating Email and Web protection for the fi
time, as well as enhancing and extending AntiSpam and Content Analysis
technologies. Version 5 of our email Filter will also have enhanced language
capacity recognising the growing importance of global coverage.

Appliance - The RISKFILTER

The integration of our appliance-based technology has gone extremely well.
SurfControl's Email appliance will be marketed under the name of RISKFILTER.
investing in our core filtering expertise together with the specific acquire
appliance technology we will achieve our target of general release and
availability in the US on October 4th 2004. Due to the successful integratic
the appliance technology and our China based engineering team we are also ak
to accelerate our plans for the launch of RISKFILTER in the UK and Europe tc
coincide with the US launch.

Early indications of the RISKFILTER performance and functionality are such t
we believe that it will be a significant player in the War on Spam and emerc
Content Threats. Some early evaluations and sales of the existing Chinese
variant has shown it to be carrier class with the adoption of the system by
several Telcos including Shanghai Telecom, Shanghai Mobile, Shanxi Mobile, I
Mobile and Shanghai Online. This is important validation of the scalability
requirements of larger enterprises.

The pricing model for the appliance will follow closely to our software mode
consisting of a one-off purchased component (Hardware and Software Licence)

an annual subscription component providing the basis for significant annuit) revenue streams over time.

This is a major new advance in the development of SurfControl. We anticipate building on this development and combining our web filtering into new generations of SurfControl appliances,

Managed Services

To date much of our focus has been in expanding our software offerings and building, integrating and preparing for the RiskFilter Appliance. However, managed services for filtering is an important foundation stone for our lonç term potential in the filtering market, and with that in mind our current roadmap plans for an offering in this arena in the first half of calendar 2(

Geography - Global Penetration

Historically the USA has been the single dominant market for content filter: The importance of the rest of the world is starting to emerge with the marke opportunity being as much as 57% outside the US by 2008. We believe that in order to access the larger market opportunity and to provide a balanced risl future growth it is important to invest in infrastructure and expansion.

Significant progress has already been made in establishing SurfControl in a number of regions. Growth in revenue outside the US was 44% in FY04 comparec with the previous year. Some regions are becoming very strong, for instance SurfControl has more than 30% share of the Filtering market in Australia. Tc build on this success we will continue to invest in a number of regions, in particular mainland Europe and China.

China

We have expanded into China as a direct result of the acquisition of our appliance technology from SecureM. Early indications and sales successes are good. $0.5m of revenue in Q4 was a positive contribution to the conclusion c our year and gives us confidence for the future in both China and RISKFILTEI However it is still very early days and the market is complex and culturall) challenging but the general economic expansion and investment within China suggests that this could be a significant market for SurfControl. We also believe that our infrastructure in China will enable us to further penetrate other markets in Asia where the delivery of solutions by an appliance is preferred.

September will see the move to a new SurfControl sales and development faci: in Beijing which will be used as a significant catalyst for growth.

US

During September, the Company will relocate its US headquarters within Scott Valley, CA in order to accommodate current and expected growth and establisl own independent building facility to improve workflows. The Company expects make an operating Exceptional accounting charge in its Q1 FY 05 accounts of approximately $1.6m relating to the continuing rental obligations of a port: of the current office. The net change in cash flows resulting from the

relocation will be positive immediately, and will increase over the period ‹
the lease because of an initial rent-free period and lower rental. The resu:
savings will generate an accounting payback period relative to the Exceptioı
charge of less than three years. A sub-lessor is being sought for the remaiı
lease, and any future rental income will be accounted for as an Exceptional
credit. As of today, there is no firm prospect for a sub-lessor.

Outlook

With some earlier than expected sales, Q4 finished strongly and ahead of ouı
expectations with record invoicing of $34.3m. We expect Q1 to follow histor:
seasonal patterns and therefore to produce invoicing of between $19-22m, wit
corresponding revenue of $22-23m. EBITDA, excluding the exceptional costs oi
US headquarters move, will be in the range $2.75m to $3.75m, reflecting the
quarterly profile indicated at the Analyst Day in May.

With focus on the future, and investment in the delivery and execution of oı
Technology Roadmap, 2004/5 will be an important year in the development of
SurfControl. Given our position in the market, revenue visibility, our peop:
and the introduction of improved and complementary technologies, we believe
the outcome for FY04/5 will be in-line with our guidance given in May 2004 ‹
revenue of $97-102m, with EBITDA (excluding exceptional items) of $20-25m.

About SurfControl

SurfControl plc, the world leader in enterprise Web and e-mail filtering, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filterinç products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet r:
SurfControl technology protects all points of entry, and every way employees
the Internet for business -- Instant Messaging, Web, e-mail and peer-to-peeı
also works on every platform they work on - Blue Coat, Cisco, Check Point,
Microsoft Exchange and ISA 2004, and many more.
The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs more than 500 people in offices across the United States, Europe anc Asia/Pacific.

For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

SurfControl plc
Un-audited Group profit and loss account
for the quarters ended 30 June 2004

	30 June 2004 $'000	31 March 2004 $'000	31 December 2003 $'000	30 September 2003 $'000	Fu ye 30 Ju 2($'(

Turnover	24,490	22,027	21,154	19,664	87,3
Cost of sales	(461)	(318)	(320)	(294)	(1,3
Gross profit	24,029	21,709	20,834	19,370	85,9
Selling and distribution costs	(12,377)	(11,298)	(10,636)	(9,714)	(44,0
Research and development	(2,788)	(2,499)	(2,242)	(2,149)	(9,6
General and administrative costs	(4,804)	(4,185)	(3,993)	(3,831)	(16,8
Amortisation of intangible assets and depreciation	(1,827)	(472)	(438)	(411)	(3,1
Movement in share option provision	(162)	433	(6)	(314)	
Total administrative expenses	(9,581)	(6,723)	(6,679)	(6,705)	(29,6
Operating profit	2,071	3,688	3,519	2,951	12,2
Proceeds from disposal of business	(2)	130	117	66	3
Net interest receivable	498	566	441	354	1,8
Profit on ordinary activities before taxation	2,567	4,384	4,077	3,371	14,3
Tax on profit on ordinary activities	114	(1,108)	(1,031)	(837)	(2,8
Profit on ordinary activities after taxation	2,681	3,276	3,046	2,534	11,5

Basic earnings per ordinary share (cents)	8.5	10.6	9.9	8.3	3[illegible]
Reconciliation of Profit on ordinary activities after taxation to Pro-forma Profit after taxation:					
Profit on ordinary activities after taxation	2,681	3,276	3,046	2,534	11,[illegible]
Movement in share option provision	162	(433)	6	314	
Amortisation of intangible assets	1,351	-	-	-	1,[illegible]
Pro-forma Profit on ordinary activities after taxation	4,194	2,843	3,052	2,848	12,[illegible]
Reconciliation of Pro-forma Profit after taxation to EBITDA (Earnings before net interest, taxation, depreciation, amortisation of goodwill, share option provision and after proceeds from disposal of business):					
Pro-forma Profit on ordinary activities after taxation	4,194	2,843	3,052	2,848	12,[illegible]
Tax on Profit on ordinary activities	(114)	1,108	1,031	837	2,[illegible]
Depreciation	476	472	438	411	1,[illegible]
Net interest receivable	(498)	(566)	(441)	(354)	(1,[illegible]
EBITDA	4,058	3,857	4,080	3,742	15,[illegible]

Group profit and loss account
for the years ended 30 June

	2004	2003	[illegible]

	Notes	$'000	$'000	$'
Turnover				
Continuing operations	2	86,859	73,232	54,
Acquisitions	2	476	-	
	1	87,335	73,232	54,
Cost of sales		(1,393)	(723)	
Gross profit		85,942	72,509	53,
Selling and distribution costs	2	(44,025)	(39,740)	(32,
Research and development	2	(9,678)	(7,530)	(6,
General and administrative costs	2	(16,813)	(14,580)	(12,
Amortisation of intangible assets and depreciation	2	(3,148)	(2,779)	(71,
Movement in share option provision	2,10	(49)	(487)	
Total administrative expenses		(29,688)	(25,376)	(90,
Operating profit/(loss)				
Continuing operations	2	13,648	7,393	(70,
Acquisitions	2	(1,419)	-	
		12,229	7,393	(70,
Proceeds from disposal of business		311	381	
Profit/(loss) on ordinary activities before interest and taxation	1	12,540	7,774	(70,
Net interest receivable and similar items	4	1,859	1,105	
Profit/(loss) on ordinary activities before taxation		14,399	8,879	(69,
Tax on profit/ loss on ordinary activities	5	(2,862)	(2,516)	
Profit/(loss) on ordinary activities after taxation and retained profit/(loss) for the period	11,12	11,537	6,363	(68,
Basic earnings/(loss) per ordinary share (cents)	3	37.3	20.9	(2:
Diluted earnings/(loss) per share (cents)	3	36.0	20.8	(2:

There is no material difference between the reported results and the results calculated on an historical cost basis. All results are from continuing activities except for proceeds from disposal of business.

Group statement of total recognised gains and losses
for the years ended 30 June

	2004	2003	:

	Notes	$'000	$'000	$'
Profit/(loss) for the year		11,537	6,363	(68,
Unrealised exchange difference on translation	11,12	3,355	1,095	
Total recognised gains and losses relating to the financial year		14,892	7,458	(68,

Group balance sheet
as at 30 June 2004

	Notes	2004 $'000	2003 $'000	20 $'
Fixed assets				
Intangible assets	6	12,554	-	1,
Tangible assets		4,065	3,268	2,
		16,619	3,268	4,
Investments		31	29	
		16,650	3,297	4,
Current assets				
Stocks		69	-	
Debtors	7	31,681	24,138	14,
Cash at bank and in hand	15	87,477	61,707	35,
		119,227	85,845	49,
Creditors: amounts falling due within one year	8	(72,226)	(52,241)	(35,
Net current assets		47,001	33,604	13,
Total assets less current liabilities		63,651	36,901	18,0
Creditors: amount falling due after more than one year	9	(26,001)	(16,742)	(7,1
Provisions for liabilities and charges	10	(446)	(540)	(
		37,204	19,619	10,8
Capital and reserves				
Called up share capital	11	5,027	4,946	4,9
Share premium account	11	3,803	79	63,7
Merger reserve	11	-	-	130,4
Capital redemption reserve	11	882	882	8
Profit and loss account	11	27,492	13,712	(189,0
Shareholders' funds		37,204	19,619	10,8

	Notes			
Shareholders' funds comprise:				
Equity shareholders' funds	12	37,204	19,619	10,8

Group statement of cash flows
for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2 $'
Net cash inflow/(outflow) from operating activities	13	32,637	24,093	11,
Returns on investments and servicing of finance	14	1,792	741	
Taxation		(5,536)	(1,048)	
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(2,267)	(1,633)	(1,
Purchase of investments		-	(19)	
Sale of tangible fixed assets		17	28	
Net cash outflow from capital expenditure and financial investment		(2,250)	(1,624)	(1,
Acquisitions and disposals				
Purchase of subsidiary undertaking		(8,910)	-	
Cash acquired with subsidiary undertaking		120	-	
Proceeds from disposal of business		311	381	
Net cash inflow from acquisitions and disposals		(8,479)	381	
Net cash inflow before management of liquid resources and financing		18,164	22,543	11,
Management of liquid resources	15	(7,470)	(15,620)	4,
Financing				
Proceeds from share issue		3,750	1,271	
Purchase of own shares for treasury		(839)	-	
Issue costs		-	-	
Repayment of amounts borrowed		-	-	
Net repayment of capital element of finance	15	(38)	(45)	
Net cash inflow from financing		2,873	1,226	

Increase in cash in the period	15	13,567	8,149	16,

Reconciliation of net cash flow to movement
in net funds
for the years ended 30 June

	Notes	2004 $'000	2003 $'000	: $'
Increase in cash in the period		13,567	8,149	16,
Cash outflow from decrease in debt and lease financing	15	38	45	
Net transfers from liquid resources	15	7,470	15,620	(4,
Change in net funds resulting from cash flows	15	21,075	23,814	12,
New finance leases	15	-	-	
Difference on translation	15	4,727	2,477	
Movement in net funds in the period		25,802	26,291	12,
Net funds at 1 July 2003 /1 July 2002 / 1July 2001	15	61,634	35,343	22,
Net funds at 30 June 2004 /30 June 2003/30 June 2002	15	87,436	61,634	35,

Notes to the financial statements
for the years ended 30 June

1.Segmental analysis
Analysis by geographical area
A geographical analysis of the Group's turnover, profit/ (loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	2004 $'000	2003 $'000	2($'(
United Kingdom	15,778	11,792	7,{
Mainland Europe	7,357	4,493	3,:
North America	57,395	52,381	40,(
Rest of the world	6,805	4,566	2,:
	87,335	73,232	54,:

Turnover by origin	2004	2003	2(
	$'000	$'000	$'(
United Kingdom	19,108	14,572	9,(
Mainland Europe	5,553	3,384	2,:
North America	57,216	52,553	40,(
Rest of the world	5,458	2,723	1,:
	87,335	73,232	54,:

Profit /(loss) before interest and tax	2004	2003	2(
	$'000	$'000	$'(
United Kingdom	5,679	6,111	(11,(
Mainland Europe	(87)	28	(2,(
North America	9,332	51	(55,:
Rest of the world	(2,384)	1,584	
	12,540	7,774	(70,(

Net assets/(liabilities)	2004	2003	2(
	$'000	$'000	$'(
United Kingdom	(27,485)	(10,396)	(3,(
Mainland Europe	(4,508)	(2,517)	(1,(
North America	(14,767)	(27,304)	(18,(
Rest of the world	(3,472)	(1,798)	((
	(50,232)	(42,015)	(24,(
Head office and central administration	87,436	61,634	35,:
	37,204	19,619	10,(

Profit/(loss) before interest and tax and Net assets/(liabilities) incorpora the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $87,477,000 and finance lease obligations of $41,000 at 30 June 2004. (2003:Cash balances:$61,707,000, Finance lease obligations:$73,000) (2002:Cash balances:$35,454,000,Finance lease obligations:$111,000).

Analysis by product group

During the current and preceding financial years the Group had one product (and one class of business, development and sale of software.

2. Analysis of operations

	Continuing operations	Acquisitions	Tot
	$'000	$'000	$'(
	2004	2004	2(

Turnover	86,859	476	87,:
Cost of sales	(1,280)	(113)	(1,:
Gross profit	85,579	363	85,:
Selling and distribution costs	(43,812)	(213)	(44,(
Research and development	(9,622)	(56)	(9,(
General and administrative costs	(16,660)	(153)	(16,[illegible]
Amortisation of intangible assets	-	(1,351)	(1,:
Depreciation	(1,788)	(9)	(1,[illegible]
Movement in share option provision	(49)	-	
Operating profit	13,648	(1,419)	12,:

3. Earnings/(Loss) per share
Basic and diluted earnings/ (loss) per ordinary share are calculated as follows:

	2004 $'000	2003 $'000	2($'(
Profit/(loss) on ordinary activities after taxation (for basic and diluted earnings per share)	11,537	6,363	(68,[illegible]
Basic weighted average ordinary shares in issue	30,974,588	30,426,265	30,275,[illegible]
Dilutive effect of share options	1,036,691	192,885	
Diluted weighted average ordinary	32,011,279	30,619,150	30,275,[illegible]
shares in issue			
Basic earnings/(loss) per ordinary share (cents)	37.25	20.91	(225.
Diluted earnings/(loss) per ordinary share (cents)	36.04	20.78	(225.

Share options in issue and outstanding at 30 June 2002 had no dilutive effe(the Group made a loss on ordinary activities after taxation during that financial year. Own shares held by the Company of 106,000 (2003: nil) (2002: nil) have been treated as cancelled for the purpose of the earnings per sha[illegible] calculation.

4. Net interest receivable and similar items	2004 $'000	2003 $'000	2($'(
Bank and bank loan interest payable	(3)	(2)	
Finance lease and hire purchase interest payable	(8)	(10)	

Other interest payable	(9)	(40)	
	(20)	(52)	
Bank interest receivable	1,879	1,157	6
Net interest receivable	1,859	1,105	6

5. Taxation on ordinary activities	2004	2003	2(
	$'000	$'000	$'(
US Federal and state tax	(669)	(1,927)	2
Non US Corporation tax	(4,847)	(3,729)	
Adjustments in respect of previous years	222	(136)	
Total current tax (charge)/credit	(5,294)	(5,792)	2
Deferred tax	2,432	3,276	7
Total tax (charge)/credit	(2,862)	(2,516)	9

Deferred tax assets have been recognised in respect of tax losses that are r likely than not to be utilised in the near future and other timing differenc existing at the financial year end.

The total current tax charge in the year is greater than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differenc are explained below:

More to follow, for following part double-click [nRN2G6675C]

Financial Results: 4th quarter & year end 2004

SurfControl plc announces results for the fourth quarter and full year ending June 30, 2004

View Financials

81% increase in profit after tax delivered from 19% annual revenue growth

London, England (September 7, 2004) - SurfControl plc (London:SRF), the world leader in enterprise Web and E-mail filtering, today reported financial results for the fourth quarter and full year ending June 30, 2004.

Highlights

- Record quarter invoicing: Q4 $34.3m, a year-on-year increase of 14%
- Strong increase in deferred revenues to $75m, a year-on-year increase of 38%
- Record operating and free cash flow in Q4 of $9.6m and $8.0m
- Annual revenues and EBITDA in line with expectations at $87.3m and $15.7m
- Annual profit after tax increased 81% to $11.5m
- FY 04 effective tax rate of 20%, with FY05 expected to fall to 15%
- Integration of SecureM acquisition progressing well - Appliance launch scheduled for October 4th, and China Q4 revenues of $0.5m
- Technology Roadmap on track with a significant series of launches scheduled during 2004/5

Headline Financial Results (US$m)

12m and Q4 FY2004	Year 30/06/04 $m	Year 30/06/03 $m	% change	Q4 FY2004 $m	Q4 FY2003 $m	% change
Revenue	**87.3**	73.2	19%	**24.5**	20.4	20%
Gross margin %	**98%**	99%		**98%**	99%	
EBITDA	**15.7**	11.0	43%	**4.1**	3.2	28%
PBT	**14.4**	8.9	62%	**2.6**	2.7	(4%)
Basic EPS (per share in US cents)	**37.3**	20.9	78%	**8.5**	6.7	27%
S&M spend as % of overall revenue	**50%**	54%		**51%**	55%	
Indirect invoicing %	**58%**	49%		**57%**	53%	
Non-Americas revenue %	**34%**	28%		**37%**	30%	
Invoicing	**106.6**	92.1	16%	**34.3**	30.0	14%
Deferred revenue	**75.0**	54.3	38%			
Cash balance	**87.5**	61.7	42%			
Operating cash flow	**32.6**	24.1	35%	**9.6**	8.2	17%

Commenting on the results, Steve Purdham, CEO said, "The financial results for 2004 reflect success at every level for the Group. Sales, profits, and cash flow all exhibited strong growth. As a direct consequence, the Group's balance sheet has benefited from higher cash balances and higher levels of deferred income, in turn providing a stronger platform for future investment and growth. Although 2004 was challenging the Group laid the foundation for future growth with its Technology Roadmap which will result in the launch of both appliance and managed service versions of our filtering solutions all under the single global brand of SurfControl.

With some earlier than expected sales, Q4 finished strongly and ahead of our expectations with record invoicing of $34.3m. We expect Q1 to follow historical seasonal patterns and therefore to produce invoicing of between $19-22m, with corresponding revenue of $22-23m. EBITDA, excluding the exceptional costs of the US headquarters move, will be in the range $2.75m to $3.75m, reflecting the quarterly profile indicated at the Analyst Day in May.

With focus on the future, and investment in the delivery and execution of our Technology Roadmap, 2004/5 will be an important year in the development of SurfControl. Given our position in the market, revenue visibility, our people and the introduction of improved and complementary technologies, we believe that the outcome for FY04/5 will be in-line with our guidance given in May 2004 of revenue of $97-102m, with EBITDA (excluding exceptional items) of $20-25m."

For further information:

SurfControl UK		**+44 (0) 1260 296 200**
Steve Purdham	Chief Executive Officer	steve.purdham@surfcontrol.com
ICIS Financial PR		**+44 (0)207 628 1114**
Tom Moriarty	UK Investor Relations	tom@icisnet.com
Caroline Evans-Jones		caroline@icisnet.com
SurfControl US		**+1 831 440 2621**
Simon Wilson	Chief Financial Officer	simon.wilson@surfcontrol.com
Lisa Beatty	US Investor Relations	lisa.beatty@surfcontrol.com

Introduction

SurfControl's ability to adapt to change during its early growth has been one of the keys to our success. The market for filtering is rapidly evolving and expanding. Our proven ability to adapt to change and our financial strength puts us in a strong position to take advantage of new market dynamics as we move towards our next level of growth and expansion. With invoicing for the year ending 30 June 2004 reaching over $106.6m, revenue of $87.3m, cash of $87.5m, pre-tax profits of $14.4m, over 520 people and 13 offices around the world together with 'best of breed' products, our 2003/4 year has been another record year.

Fourth Quarter and Full Year Financial Highlights

Revenues for the quarter increased 20% to $24.5m (Q4 03: $20.4m). Revenues for the year ended June 30, 2004 increased 19% to $87.3m (FY 03: $73.2m). License revenue represented 26% of total revenue in the quarter (Q4 FY 03: 27%). Geographic expansion has continued with non-Americas revenues representing 37% of overall revenues in the quarter (Q4 FY 03: 30%). Segmentally, Corporate revenues represented 87% of overall revenues in the quarter (Q4 FY 03: 85%).

EBITDA for the quarter increased 28% to $4.1m (Q4 03: $3.2m). EBITDA for the year ended June 30, 2004 increased 43% to $15.7m (FY 03: $11.0m).

The acquisition of assets from SecureM in the quarter resulted in a fourth quarter amortization charge of $1.4m (Q4 03: nil) against intangible assets. An increase in interest income arising from higher cash balances has added to the profit performance of the Group. Net interest income in the quarter was $0.5m (Q4 FY 03: $0.3m). Profit before tax for the quarter declined slightly to $2.6m (Q4 03: $2.7m) as a result of the amortization charge. Profit before tax for the year ended June 30, 2004 increased 62% to $14.4m (FY 03: $8.9m). The tax credit of $0.1m in the quarter reflects the necessary adjustment to reduce the effective tax rate for the year as a whole to 20% (FY 03: 25%). The decline in the effective tax rate reflects an extension in the period of time before US

profits will become taxable. The effective tax rate for FY 05 is also expected to decline to approximately 15% for the same reason.

Basic earnings per share increased 27% to 8.5 cents in the quarter (Q4 FY 03: 6.7 cents). Basic earnings per share increased 78% to 37.3 cents for the year ended June 30, 2004 (FY 03: 20.9 cents). Full-time Equivalent (FTE) headcount increased to 516, from 448 in the preceding quarter (Q4 FY03: 435), primarily as a result of adding 58 new FTE in China.

Overall Group invoicing in the quarter was $34.3m representing a 14% annual increase over the same period last year (Q4 FY 03: 30.0m). Invoicing for the year ended June 30, 2004 increased 16% to $106.6m (FY 03: $92.1m). The principal Group invoicing statistics for the fourth quarter are as follows:

- The value of 3-year contracts as a proportion of invoicing was steady at 48% in the quarter (Q4 FY 03: 48%).
- Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q4 FY 03: 17%).
- The average Corporate invoice value increased to $6,900 in the quarter (Q4 FY 03: $6,600)
- The average Education invoice value increased to $5,900 in the quarter (Q4 FY 03: $5,000).
- New business sales represented 50% of invoicing, renewals 48%, and OEM/home sales 2% (Q4 03: 53%, 41%, and 6% respectively).
- New customer additions in the quarter were 1,860 (Q4 03: 1,757).
- The proportion of invoicing generated by the channel increased to 57% (Q4 FY 03: 53%).
- Customer renewal rates across all the areas of the business have improved and remain above 70%.
- In the quarter there were 45 deals over $50,000 (Q4 03: 53).

Deferred revenue increased annually by 38% to $75.0m (Q4 FY 03: $54.3m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 65% is due to be recognized as revenue within the next 12 months. This increases our forward revenue visibility relative to our FY 05 revenue guidance to approximately 50%.

Operating cash flow remained strong, increasing 17% to a record $9.6m in the fourth quarter (Q4 03: $8.2m). Operating cash flow for the year ended June 30, 2004 increased 35% to $32.6m (FY 03: $24.1m). Free cash flow increased 6% to a record $8.0m in the fourth quarter (Q4 03: $7.6m) and for the year ended June 30, 2004 increased 20% to $26.6m (FY 03: $22.2m).

The record low level of Days Sales Outstanding (DSO) set in the preceding quarters has continued, and remains below our target range of 45-50 in the fourth quarter. Total cash balances grew 42% to $87.5m (Q4 03: $61.7m).

Following the end of the closed period, SurfControl will be resuming and extending the purchase of its own shares. We believe that at current levels of valuation such purchases represent an excellent use of cash. We intend to do so within the bounds of our strong free cash flow and subject to the authority given to the Board by Shareholders.

Corporate highlights

In the last 12 months SurfControl has defined the direction, objectives and technology that we will develop to address the changing dynamics of our market. The investment in development during 2003/4 has been the greatest in the company's history and much of this work culminated in the announcement in May of our future Technology Roadmap.

Our future direction will continue with an aggressive focus on our core strength - Rich Content Filtering. Rich Content Filtering goes beyond indiscriminate and blanket filtering technologies such as Anti Spam and Anti Porn to provide granular and specific control as required. This focus recognizes the dynamics of our market are

changing at an accelerated pace, and while this change increases the amount and nature of the challenges in the market it also presents a significantly larger opportunity for SurfControl.

The following sections highlight an overview of the market, the technology and activities to be expected in the coming year which will provide a significant platform for ongoing growth and scalability.

The Market - an expanding opportunity

The use of e-mail and the web at work has been the most important business development in recent times. It has brought with it fundamental risks and challenges to the business community such as legal liability, risks to productivity, network capacity pressures, and increased security threats. The market has demanded a method of controlling these risks and SurfControl has focused on providing software solutions on multiple platforms to satisfy that demand, giving our customers the power to choose the type of content they receive and the type of content they send. SurfControl's customers are enabled to 'stop unwanted content'.

The market for controlling such risks and for providing anti-virus solutions is now referred to as the Secure Content Market. In 2003, the Secure Content Market generated combined sales of $3.2 billion. This is predicted to rise to $7.2 billion (IDC) in 2008 growing at a Compound Annual Growth Rate (CAGR) of 17%. The Secure Content Market contains three major segments: Web filtering, messaging security, and anti-virus.

As the Secure Content Market continues to expand it is also evolving in multiple ways. In order to maximize the opportunity that this creates, SurfControl needs to consider these evolutionary developments and use its industry leading position and financial strength to exploit them. The two principal areas of evolutionary development are those of technology delivery and geography.

The Technology - broadening the delivery of content filtering

At a technology level our focus to date has been on high quality software as the medium for delivery of our solutions. As the market continues to evolve, so are the ways in which filtering is delivered. In recent times we have seen an emerging market trend towards two additional delivery methods. Firstly, through hardware solutions with the installation of a task specific filtering appliances and secondly through a managed service solution, with content filtering being provided as a service by a third party.

This is particularly the case with regard to the control of e-mail. Today, software remains the most favored e-mail filtering tool accounting for 44% of the market. However the appliance approach now represents 28% as does the managed service solution. The additional market opportunity for the Secure Content Appliance is expected to exhibit 70% CAGR between now and 2007 and will be worth $1.6bn.

As highlighted in May, given our heritage we strongly believe that we can leverage our core focus on Rich Content Filtering, and extend our offerings into appliance based solutions and managed services to provide customers with the choice to manage content using one or a combination of other methods.

Our continued investment in R&D will result in the most significant delivery platforms of SurfControl products being:-

- Software Platforms
- Appliance Platforms
- Managed Services

We believe that execution of our product roadmap will provide the high quality scalable products required to meet the evolution of the Secure Content Market and allow SurfControl the product strength to realize on-going growth and profit potential from the expanding market.

2004/5 will be a pivotal year of change as we introduce the new platforms to the market, our channels and our customers. Investment will be necessary to achieve this, providing a significant platform for future growth, profitability and value.

Our Technology Roadmap is much more than just a vision. Building upon the investment executed in 2003/4 we already have a significant timetable of product delivery scheduled for 2004/5.

The short-term timetable is:-

- SurfControl Web Filter Version 5 - September 2004
- SurfControl Instant Message Filter 2.5 - September 2004
- SurfControl Mobile Filter (Nomad) - September 2004
- Appliance Launch - US and Europe October 4th 2004
- SurfControl E-mail Filter Version 5 - October 2004
- SurfControl E-mail Filter Version 5 for Exchange - Q2 2004

Software

For many organizations software remains the solution of choice, and our software is consistently viewed by the market as being the best of breed in its class. During the year we announced several upgrades and enhancements to our software solutions, and added functionality and performance. These included upgrades to our Web Filtering software for Microsoft Windows, Proxy server and ISA server, Check Point Firewall 1, and Nokia IPSO offerings as well as new versions of our Email Filter.

The delivery in the last quarter of our last financial year of our Web Filtering functionality for Cisco CE and BlueCoat Platforms gives the potential to be involved in bids previously not open to us. Pipelines for these bids are normally long and penetration into the market will take time. Early indications and relationships are positive but we believe that it will be Q3/Q4 of this year before any metrics can be gained from working with these technologies.

Development FY04 has been continuous and Q1 and Q2 of 2004/5 will see the culmination of much of this work with significant new versions of all SurfControl's Software product set.

Looking at each:-

SurfControl Web Filter Version 5
In addition to generic performance and scalability improvements, this significant new version delivers some major functionality and features. Our content database which now exceeds 7.3m entries and has been extended to 45 categories and organized into six new Protection Groups. The new Protection Groups are focused on the 'whole threat picture' faced by corporations today. All Protection Groups are available as part of our standard annual subscription and include:-

1. Legal Liability
2. Confidential/Privacy
3. Viruses/Blended Threats
4. Asset Protection
5. Malicious/Spyware
6. Productivity

Our Content database quality, accuracy and freshness is the strength in our on-going renewals and business, and is backed by additional developments in our Neural Network Technology and the VCA, which increases the overall protection for existing and new customers with higher accuracy and performance.

Version 5 of our web filter also extends centralised mechanisms, providing such capabilities as a Single Management Console to handle multiple systems from a single location and a new advanced reporting system with 'Report Central' as well as delegated responsibilities support. We believe that these developments will be particularly attractive to larger or more widely distributed accounts.

Version 5 will also support as standard the new and powerful Microsoft ISA 2004 Server. SurfControl's web filter was the product demonstrated by Microsoft at their recent world-wide launch of their new ISA server.

SurfControl Mobile Filter (Nomad)
This extension to the SurfControl Web Filter delivers the same protection to all mobile or remote users and goes far beyond existing Web Filtering products.

The unique functionality provides a single Policy for office bound and mobile user delivering:-

- Any Connection Protection (filtering of mobile users independent of connection method: hotspot, broadband, dial-up)
- Filtering As Flexible As Mobility (Global and granular rules support to meet diverse requirements of managing mobile users, Logging option when server unavailable, automatic filtering granularity levels)
- Integrated Mobile User Management (Mobile users are managed and reported on in the same SWF applications used to manage internal users)

SurfControl Instant Message Filter 2.5
The new Instant Message Filter will further extend the protection for emerging threat protection with extended protocol support for Bittorrent, WinMX as well as Web Based IM from AOL Yahoo and MSN. This is enhanced with extended reporting including Username report.

SurfControl E-mail Filter Version 5
SurfControl E-mail Filter Version 5 take another leap forward in software based email content protection by integrating Email and Web protection for the first time, as well as enhancing and extending AntiSpam and Content Analysis technologies. Version 5 of our email Filter will also have enhanced language capacity recognising the growing importance of global coverage.

Appliance - The RISKFILTER

The integration of our appliance-based technology has gone extremely well. SurfControl's Email appliance will be marketed under the name of RISKFILTER. By investing in our core filtering expertise together with the specific acquired appliance technology we will achieve our target of general release and availability in the US on October 4th 2004. Due to the successful integration of the appliance technology and our China based engineering team we are also able to accelerate our plans for the launch of RISKFILTER in the UK and Europe to coincide with the US launch.

Early indications of the RISKFILTER performance and functionality are such that we believe that it will be a significant player in the War on Spam and emerging Content Threats. Some early evaluations and sales of the existing Chinese variant has shown it to be carrier class with the adoption of the system by several Telcos including Shanghai Telecom, Shanghai Mobile, Shanxi Mobile, Hebei Mobile and Shanghai Online. This is important validation of the scalability requirements of larger enterprises.

The pricing model for the appliance will follow closely to our software model, consisting of a one-off purchased component (Hardware and Software Licence) and an annual subscription component providing the basis for significant annuity revenue streams over time.

This is a major new advance in the development of SurfControl. We anticipate building on this development and

combining our web filtering into new generations of SurfControl appliances.

Managed Services

To date much of our focus has been in expanding our software offerings and building, integrating and preparing for the RiskFilter Appliance. However, managed services for filtering is an important foundation stone for our long term potential in the filtering market, and with that in mind our current roadmap plans for an offering in this arena in the first half of calendar 2005.

Geography - Global Penetration

Historically the USA has been the single dominant market for content filtering. The importance of the rest of the world is starting to emerge with the market opportunity being as much as 57% outside the US by 2008. We believe that in order to access the larger market opportunity and to provide a balanced risk for future growth it is important to invest in infrastructure and expansion.

Significant progress has already been made in establishing SurfControl in a number of regions. Growth in revenue outside the US was 44% in FY04 compared with the previous year. Some regions are becoming very strong, for instance SurfControl has more than 30% share of the Filtering market in Australia. To build on this success we will continue to invest in a number of regions, in particular mainland Europe and China.

China
We have expanded into China as a direct result of the acquisition of our appliance technology from SecureM. Early indications and sales successes are good. $0.5m of revenue in Q4 was a positive contribution to the conclusion of our year and gives us confidence for the future in both China and RISKFILTER. However it is still very early days and the market is complex and culturally challenging but the general economic expansion and investment within China suggests that this could be a significant market for SurfControl. We also believe that our infrastructure in China will enable us to further penetrate other markets in Asia where the delivery of solutions by an appliance is preferred.

September will see the move to a new SurfControl sales and development facility in Beijing which will be used as a significant catalyst for growth.

US
During September, the Company will relocate its US headquarters within Scotts Valley, CA in order to accommodate current and expected growth and establish its own independent building facility to improve workflows. The Company expects to make an operating Exceptional accounting charge in its Q1 FY 05 accounts of approximately $1.6m relating to the continuing rental obligations of a portion of the current office. The net change in cash flows resulting from the relocation will be positive immediately, and will increase over the period of the lease because of an initial rent-free period and lower rental. The resultant savings will generate an accounting payback period relative to the Exceptional charge of less than three years. A sub-lessor is being sought for the remaining lease, and any future rental income will be accounted for as an Exceptional credit. As of today, there is no firm prospect for a sub-lessor.

Outlook

With some earlier than expected sales, Q4 finished strongly and ahead of our expectations with record invoicing of $34.3m. We expect Q1 to follow historical seasonal patterns and therefore to produce invoicing of between $19-22m, with corresponding revenue of $22-23m. EBITDA, excluding the exceptional costs of the US headquarters move, will be in the range $2.75m to $3.75m, reflecting the quarterly profile indicated at the Analyst Day in May.

With focus on the future, and investment in the delivery and execution of our Technology Roadmap, 2004/5 will be an important year in the development of SurfControl. Given our position in the market, revenue visibility, our people and the introduction of improved and complementary technologies, we believe that the outcome for FY04/5 will be in-line with our guidance given in May 2004 of revenue of $97-102m, with EBITDA (excluding exceptional items) of $20-25m.

About SurfControl

SurfControl plc, the world leader in enterprise Web and e-mail filtering, delivers on its promise to help companies 'Stop Unwanted Content' in the workplace by continuous innovation, invention and expansion of its filtering products to address new content risks as they emerge.

SurfControl is the industry's only complete solution to managing Internet risk. SurfControl technology protects all points of entry, and every way employees use the Internet for business -- Instant Messaging, Web, e-mail and peer-to-peer. It also works on every platform they work on - Blue Coat, Cisco, Check Point, Microsoft Exchange and ISA 2004, and many more.

The company's products and technology are used by more than 20,000 customers worldwide, including many of the world's largest corporations. SurfControl employs more than 500 people in offices across the United States, Europe and Asia/Pacific.

For further information and news on SurfControl, please visit http://www.surfcontrol.com/.

** Caution concerning forward-looking statements: Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.*

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure which can be found on our web site at http://www.surfcontrol.com/company/investors/financial_information/

SurfControl plc
Results for the fourth quarter and full year ending June 30, 2004

SurfControl plc
Un-audited Group profit and loss account for the quarters ended 30 June 2004

	30 June 2004	31 March 2004	31 December 2003	30 September 2003	Full year 30 June 2004
	$'000	$'000	$'000	$'000	$'000
Turnover	24,490	22,027	21,154	19,664	87,335
Cost of sales	(461)	(318)	(320)	(294)	(1,393)
Gross profit	24,029	21,709	20,834	19,370	85,942
Selling and distribution costs	(12,377)	(11,298)	(10,636)	(9,714)	(44,025)
Research and development	(2,788)	(2,499)	(2,242)	(2,149)	(9,678)
General and administrative costs	(4,804)	(4,185)	(3,993)	(3,831)	(16,813)
Amortisation of intangible assets and depreciation	(1,827)	(472)	(438)	(411)	(3,148)
Movement in share option provision	(162)	433	(6)	(314)	(49)
Total administrative expenses	(9,581)	(6,723)	(6,679)	(6,705)	(29,688)
Operating profit	2,071	3,688	3,519	2,951	12,229
Proceeds from disposal of business	(2)	130	117	66	311
Net interest receivable	498	566	441	354	1,859
Profit on ordinary activities before taxation	2,567	4,384	4,077	3,371	14,399
Tax on profit on ordinary activities	114	(1,108)	(1,031)	(837)	(2,862)
Profit on ordinary activities after taxation	2,681	3,276	3,046	2,534	11,537
Basic earnings per ordinary share (cents)	8.5	10.6	9.9	8.3	37.3
Reconciliation of Profit on ordinary activities after taxation to Pro-forma Profit after taxation:					
Profit on ordinary activities after taxation	2,681	3,276	3,046	2,534	11,537
Movement in share option provision	162	(433)	6	314	49
Amortisation of intangible assets	1,351	-	-	-	1,351
Pro-forma Profit on ordinary activities after taxation	4,194	2,843	3,052	2,848	12,937
Reconciliation of Pro-forma Profit after taxation to EBITDA (Earnings before net interest, taxation, depreciation, amortisation of goodwill, share option provision and after proceeds from disposal of business):					
Pro-forma Profit on ordinary activities after taxation	4,194	2,843	3,052	2,848	12,937
Tax on Profit on ordinary activities	(114)	1,108	1,031	837	2,862
Depreciation	476	472	438	411	1,797
Net interest receivable	(498)	(566)	(441)	(354)	(1,859)
EBITDA	4,058	3,857	4,080	3,742	15,737

SurfControl plc
Results for the fourth quarter and full year ending June 30, 2004

Group profit and loss account
for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Turnover				
Continuing operations	2	**86,859**	73,232	54,167
Acquisitions	2	**476**	-	-
	1	**87,335**	73,232	54,167
Cost of sales		**(1,393)**	(723)	(643)
Gross profit		**85,942**	72,509	53,524
Selling and distribution costs	2	**(44,025)**	(39,740)	(32,854)
Research and development	2	**(9,678)**	(7,530)	(6,358)
General and administrative costs	2	**(16,813)**	(14,580)	(12,872)
Amortisation of intangible assets and depreciation	2	**(3,148)**	(2,779)	(71,709)
Movement in share option provision	2,10	**(49)**	(487)	(20)
Total administrative expenses		**(29,688)**	(25,376)	(90,959)
Operating profit/(loss)				
Continuing operations	2	**13,648**	7,393	(70,289)
Acquisitions	2	**(1,419)**	-	-
		12,229	7,393	(70,289)
Proceeds from disposal of business		**311**	381	253
Profit/(loss) on ordinary activities before interest and taxation	1	**12,540**	7,774	(70,036)
Net interest receivable and similar items	4	**1,859**	1,105	651
Profit/(loss) on ordinary activities before taxation		**14,399**	8,879	(69,385)
Tax on profit/ loss on ordinary activities	5	**(2,862)**	(2,516)	980
Profit/(loss) on ordinary activities after taxation and retained profit/(loss) for the period	11,12	**11,537**	6,363	(68,405)
Basic earnings/(loss) per ordinary share (cents)	3	**37.3**	20.9	(225.9)
Diluted earnings/(loss) per share (cents)	3	**36.0**	20.8	(225.9)

There is no material difference between the reported results and the results calculated on an historical cost basis. All results are from continuing activities except for proceeds from disposal of business.

Group statement of total recognised gains and losses

for the years ended 30 June

	Notes	**2004**	2003	2002
		$'000	$'000	$'000
Profit/(loss) for the year		**11,537**	6,363	(68,405)
Unrealised exchange difference on translation	11,12	**3,355**	1,095	(105)
Total recognised gains and losses relating to the financial year		**14,892**	7,458	(68,510)

Group balance sheet
as at 30 June 2004

	Notes	**2004 $'000**	2003 $'000	2002 $'000
Fixed assets				
Intangible assets	6	**12,554**	-	1,152
Tangible assets		**4,065**	3,268	2,950
		16,619	3,268	4,102
Investments		**31**	29	7
		16,650	3,297	4,109
Current assets				
Stocks		**69**	-	18
Debtors	7	**31,681**	24,138	14,149
Cash at bank and in hand	15	**87,477**	61,707	35,454
		119,227	85,845	49,621
Creditors: amounts falling due within one year	8	**(72,226)**	(52,241)	(35,642)
Net current assets		**47,001**	33,604	13,979
Total assets less current liabilities		**63,651**	36,901	18,088
Creditors: amount falling due after more than one year	9	**(26,001)**	(16,742)	(7,126)
Provisions for liabilities and charges	10	**(446)**	(540)	(72)
		37,204	19,619	10,890
Capital and reserves				
Called up share capital	11	**5,027**	4,946	4,904
Share premium account	11	**3,803**	79	63,724
Merger reserve	11	**-**	-	130,407
Capital redemption reserve	11	**882**	882	882
Profit and loss account	11	**27,492**	13,712	(189,027)
Shareholders' funds		**37,204**	19,619	10,890
Shareholders' funds comprise:				
Equity shareholders' funds	12	**37,204**	19,619	10,890

SurfControl plc
Results for the fourth quarter and full year ending June 30, 2004

Group statement of cash flows
for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Net cash inflow/(outflow) from operating activities	13	**32,637**	24,093	11,686
Returns on investments and servicing of finance	14	**1,792**	741	630
Taxation		**(5,536)**	(1,048)	150
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,267)**	(1,633)	(1,061)
Purchase of investments		**-**	(19)	(4)
Sale of tangible fixed assets		**17**	28	64
Net cash outflow from capital expenditure and financial investment		**(2,250)**	(1,624)	(1,001)
Acquisitions and disposals				
Purchase of subsidiary undertaking		**(8,910)**	-	-
Cash acquired with subsidiary undertaking		**120**	-	-
Proceeds from disposal of business		**311**	381	253
Net cash inflow from acquisitions and disposals		**(8,479)**	381	253
Net cash inflow before management of liquid resources and financing		**18,164**	22,543	11,718
Management of liquid resources	15	**(7,470)**	(15,620)	4,075
Financing				
Proceeds from share issue		**3,750**	1,271	523
Purchase of own shares for treasury		**(839)**	-	-
Issue costs		**-**	-	50
Repayment of amounts borrowed		**-**	-	(32)
Net repayment of capital element of finance	15	**(38)**	(45)	(160)
Net cash inflow from financing		**2,873**	1,226	381
Increase in cash in the period	15	**13,567**	8,149	16,174

Reconciliation of net cash flow to movement in net funds
for the years ended 30 June

	Notes	**2004**	2003	2002
		$'000	$'000	$'000
Increase in cash in the period		**13,567**	8,149	16,174
Cash outflow from decrease in debt and lease financing	15	**38**	45	192
Net transfers from liquid resources	15	**7,470**	15,620	(4,075)
Change in net funds resulting from cash flows	15	**21,075**	23,814	12,291
New finance leases	15	**-**	-	(64)
Difference on translation	15	**4,727**	2,477	591
Movement in net funds in the period		**25,802**	26,291	12,818
Net funds at 1 July 2003 /1 July 2002 / 1July 2001	15	**61,634**	35,343	22,525
Net funds at 30 June 2004 /30 June 2003/30 June 2002	15	**87,436**	61,634	35,343

Notes to the financial statements
for the years ended 30 June

1.Segmental analysis
Analysis by geographical area
A geographical analysis of the Group's turnover, profit/ (loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	**2004**	2003	2002
	$'000	$'000	$'000
United Kingdom	**15,778**	11,792	7,865
Mainland Europe	**7,357**	4,493	3,282
North America	**57,395**	52,381	40,696
Rest of the world	**6,805**	4,566	2,324
	87,335	73,232	54,167

Turnover by origin	**2004**	2003	2002
	$'000	$'000	$'000
United Kingdom	**19,108**	14,572	9,635
Mainland Europe	**5,553**	3,384	2,352
North America	**57,216**	52,553	40,856
Rest of the world	**5,458**	2,723	1,324
	87,335	73,232	54,167

Profit /(loss) before interest and tax	**2004**	2003	2002
	$'000	$'000	$'000
United Kingdom	**5,679**	6,111	(11,981)
Mainland Europe	**(87)**	28	(2,955)
North America	**9,332**	51	(55,155)
Rest of the world	**(2,384)**	1,584	55
	12,540	7,774	(70,036)

Net assets/(liabilities)	**2004**	2003	2002
	$'000	$'000	$'000
United Kingdom	**(27,485)**	(10,396)	(3,418)
Mainland Europe	**(4,508)**	(2,517)	(1,869)
North America	**(14,767)**	(27,304)	(18,609)
Rest of the world	**(3,472)**	(1,798)	(557)
	(50,232)	(42,015)	(24,453)
Head office and central administration	**87,436**	61,634	35,343
	37,204	19,619	10,890

Profit/(loss) before interest and tax and Net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $87,477,000 and finance lease obligations of $41,000 at 30 June 2004.
(2003:Cash balances:$61,707,000, Finance lease obligations:$73,000)
(2002:Cash balances:$35,454,000,Finance lease obligations:$111,000).

SurfControl plc
Results for the fourth quarter and full year ending June 30, 2004

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, development and sale of software.

2. Analysis of operations

	Continuing operations $'000 2004	Acquisitions $'000 2004	Total $'000 2004
Turnover	**86,859**	**476**	**87,335**
Cost of sales	(1,280)	(113)	(1,393)
Gross profit	**85,579**	**363**	**85,942**
Selling and distribution costs	(43,812)	(213)	(44,025)
Research and development	(9,622)	(56)	(9,678)
General and administrative costs	(16,660)	(153)	(16,813)
Amortisation of intangible assets	-	(1,351)	(1,351)
Depreciation	(1,788)	(9)	(1,797)
Movement in share option provision	(49)	-	(49)
Operating profit	**13,648**	**(1,419)**	**12,229**

3. Earnings/(Loss) per share
Basic and diluted earnings/ (loss) per ordinary share are calculated as follows:

	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation (for basic and diluted earnings per share)	**11,537**	6,363	(68,405)
Basic weighted average ordinary shares in issue	**30,974,588**	30,426,265	30,275,479
Dilutive effect of share options	**1,036,691**	192,885	-
Diluted weighted average ordinary shares in issue	**32,011,279**	30,619,150	30,275,479
Basic earnings/(loss) per ordinary share (cents)	**37.25**	20.91	(225.90)
Diluted earnings/(loss) per ordinary share (cents)	**36.04**	20.78	(225.90)

Share options in issue and outstanding at 30 June 2002 had no dilutive effect as the Group made a loss on ordinary activities after taxation during that financial year. Own shares held by the Company of 106,000 (2003: nil) (2002: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

4. Net interest receivable and similar items	**2004**	2003	2002
	$'000	$'000	$'000
Bank and bank loan interest payable	**(3)**	(2)	(4)
Finance lease and hire purchase interest payable	**(8)**	(10)	(18)
Other interest payable	**(9)**	(40)	(14)
	(20)	(52)	(36)
Bank interest receivable	**1,879**	1,157	687
Net interest receivable	**1,859**	1,105	651

5. Taxation on ordinary activities	**2004**	2003	2002
	$'000	$'000	$'000
US Federal and state tax	**(669)**	(1,927)	239
Non US Corporation tax	**(4,847)**	(3,729)	(24)
Adjustments in respect of previous years	**222**	(136)	-
Total current tax (charge)/credit	**(5,294)**	(5,792)	215
Deferred tax	**2,432**	3,276	765
Total tax (charge)/credit	**(2,862)**	(2,516)	980

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the near future and other timing differences existing at the financial year end.

The total current tax charge in the year is greater than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

Reconciliation of total current tax charge /(credit)	**2004** **$'000**	2003 $'000	2002 $'000
Profit/ (loss) on ordinary activities before taxation	**14,399**	8,879	(69,385)
Tax charge/ (credit) on profit/ loss on ordinary activities implied by the UK standard rate of 30%	**4,320**	2,664	(20,816)
Factors affecting the tax charge/credit:			
Expenses not deductible for tax purposes on a permanent basis	**(37)**	778	6,732
Goodwill amortisation charged in the year, and deductible for tax purposes in future years	**-**	-	13,163
Other short term timing differences	**(2,332)**	3,941	742
Adjustment to tax charge/credit in respect of prior years	**(222)**	136	239
Deferral of tax losses arising in the year	**3,730**	90	932
Utilisation of prior year tax losses in the year	**(165)**	(1,817)	(1,207)
Total current tax charge/(credit)	**5,294**	5,792	(215)

	$'000
Deferred tax assets at 1 July 2003	4,184
Deferred tax asset from above	2,432
Exchange differences arising in the year	64
Deferred tax assets at 30 June 2004	**6,680**

6. Intangible assets

	Goodwill $'000	Intellectual Property $'000	Total $'000
Cost:			
At 1 July 2003	-	-	-
Arising from acquisitions	711	13,194	13,905
At 30 June 2004	711	13,194	13905
Amortisation:			
At 1 July 2003	-	-	-
Provided during the year	(68)	(1,283)	(1,351)
At 30 June 2004	(68)	(1,283)	(1,351)
Net book value at 30 June 2004	**643**	**11,911**	**12,554**
Net book value at 30 June 2003	-	-	-
Net book value at 30 June 2002	1,152	-	1152

Further details of the consideration given for these acquisitions and the provisional fair value of net assets acquired is given below:

Acquisition of appliance technology and Chinese based sales distributor

On 19 April 2004 the Group completed the purchase of Linux based appliance technology from SecureM, Inc, together with operational control of its Chinese based sales and distribution operation, Beijing Messagesoft Technology Co.,Ltd., ("Messagesoft") a company incorporated in the People's Republic of China. The aggregate consideration was $13,194,000 comprising purchase consideration of $12,808,000 and acquisition costs of $386,000.

Included in the purchase price is deferred consideration consisting of a retention provision of $1,000,000 payable in April 2005, and an estimated earn-out of $3,123,000, payable over the period July 2004-January 2005 (see note 8).

	Book value $'000	Fair value adjustments(1) $'000	Provisional fair values $'000
Intellectual property	-	-	13,194
Net liabilities of Messagesoft structured as follows:			
Fixed assets	38	(26)	12
Stock	132	(32)	100
Debtors	64		64
Cash at bank and in hand	120		120
Creditors due within one year	(347)	(660)	(1,007)
Net liabilities of Messagesoft	7	(718)	(711)
Goodwill			711
Total cost was settled by:			
Cash consideration including costs			9,071
Deferred consideration			4,123
			13,194

(1) Fair value adjustments relate to depreciation of fixed assets, expensing of unidentified stock and incorporation of accruals for unrecorded payroll compensation and Chinese taxes.

7. Debtors

	2004	2003	2002
	$'000	$'000	$'000
Trade debtors	**20,524**	17,647	12,077
Other debtors	**27**	64	49
Taxation recoverable	**1,475**	-	-
Deferred tax assets	**6,680**	4,184	812
Prepayment and accrued income	**2,975**	2,243	1,211
	31,681	24,138	14,149

Deferred tax assets are analysed as follows:	2004	2003	2002
	$'000	$'000	$'000
Unutilised trading losses	**6,212**	3,204	429
Deferred income	**-**	555	272
Accelerated capital allowances	**318**	289	92
Short term timing differences	**150**	136	19
	6,680	4,184	812

Creditors: amounts falling due within one year:

	2004	2003	2002
	$'000	$'000	$'000
Trade creditors	**2,770**	1,966	1,775
Corporation tax	**5,971**	4,709	11
Taxes & social security costs	**2,004**	1,527	1,000
Other creditors	**308**	-	-
Accruals	**7,995**	6,456	5,967
Deferred income	**49,036**	37,542	26,848
Obligations under finance leases and hire purchase contracts	**19**	41	41
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	-	-
	72,226	52,241	35,642

9. Creditors: amounts falling due after more than one year:

	2004	2003	2002
	$'000	$'000	$'000
Deferred income:			
Due within one to two years	**18,399**	10,871	5,734
Due within two to five years	**7,580**	5,777	1,322
Due after five years	**-**	62	-
	25,979	16,710	7,056
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**19**	18	70
Due within two to five years	**3**	14	-
	22	32	70
	26,001	16,742	7,126

10. Provisions for liabilities and charges

	2004
	$'000
Provision for option charges as at 1 July 2003	540
Charged in the year	49
Paid in the year	(179)
Exchange difference arising in the year	36
Provision for option charges at 30 June 2004	**446**
Provision for option charges at 30 June 2003	540
Provision for option charges at 30 June 2002	72

The tax option charge for UK Employer's National Insurance and Non UK Employment tax relates to amounts payable on the potential profit arising from the future exercise of unapproved options granted to directors and employees (for UK personnel on options granted after 6 April 1999).
The provision is charged to the profit and loss account on a straight line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 June 2004 of £6.10.
The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options in issue.

Reserves

	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2003	4,946	882	79	-	13,712	19,619
Exercise of options in the period	81	-	3,724	-	-	3,805
Retained profit for the period	-	-	-	-	11,537	11,537
Purchase of own shares for treasury	-	-	-	-	(1,112)	(1,112)
Unrealised exchange difference on translation	-	-	-	-	3,355	3,355
As at 30 June 2004	**5,027**	**882**	**3,803**	**-**	**27,492**	**37,204**
As at 30 June 2003	4,946	882	79	-	13,712	19,619
As at 30 June 2002	4,904	882	63,724	130,407	(189,027)	10,890

During the year the Company purchased 106,000 of its own shares at a cost of $1,112,000 and at an average price of £5.83 ($10.41).

12. Reconciliation of movement in shareholders' funds

	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation	**11,537**	6,363	(68,405)
New share capital subscribed	**3,805**	1,271	536
Purchase of own shares for treasury	**(1,112)**	-	-
Unrealised exchange difference on translation	**3,355**	1,095	(105)
Net increase/ (decrease) in shareholders' funds	**17,585**	8,729	(67,974)
Opening shareholders' funds	**19,619**	10,890	78,864
Closing shareholders' funds	**37,204**	19,619	10,890

3. Reconciliation of operating cash flows

	2004	2003	2002
	$'000	$'000	$'000
Operating profit/(loss)	**12,229**	7,393	(70,289)
Depreciation	**1,797**	1,627	1,409
Amortisation of intangible assets	**1,351**	1,152	70,300
Loss on sale of tangible fixed assets	**31**	109	28
Decrease in stocks	**31**	18	84
Increase in debtors	**(2,973)**	(5,430)	(763)
Increase in creditors	**20,302**	18,780	10,932
(Decrease)/increase in provisions for liabilities and charges	**(131)**	444	(15)
Net cash inflow from operating activities	**32,637**	24,093	11,686

14. Returns on investments and servicing of finance

	2004	2003	2002
	$'000	$'000	$'000
Finance lease and hire purchase interest paid	**(8)**	(10)	(17)
Bank interest paid	**(3)**	(2)	(4)
Other interest paid	**(9)**	(29)	(6)
Bank interest received	**1,812**	782	657
Net cash inflow from returns on investment and servicing of finance	**1,792**	741	630

5. Analysis of net funds

	At 1 July 2003	**Cash flow**	**Foreign exchange differences**	**At 30 June 2004**	At 30 June 2003	At 30 June 2002
	$'000	**$'000**	**$'000**	**$'000**	$'000	$'000
Overnight cash balances and cash in hand	34,262	13,567	2,689	**50,518**	34,262	24,608
Term deposits	27,445	7,470	2,044	**36,959**	27,445	10,846
Cash at bank and in hand	61,707	21,037	4,733	**87,477**	61,707	35,454
Finance leases	(73)	38	(6)	**(41)**	(73)	(111)
Total	61,634	21,075	4,727	**87,436**	61,634	35,343

The financial information set out above does not constitute the company's statutory accounts for the years ended 30 June 2004, 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 and 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

SurfControl®

The World's # 1 Web and E-mail Filtering Company

Disclaimer

The information contained in this presentation or elsewhere on the SurfControl website is provided for informational purposes only. Investment in a company's shares is a high-risk investment and shares may be difficult to buy and sell. Past performance cannot be relied upon as a guide to future share price performance and share prices can go down as well as up. The information contained herein does not constitute a recommendation to buy or sell shares and you are recommended to seek professional advice before doing so. The decision to trade in financial securities is your responsibility and SurfControl is unable to provide you with investment advice.

Any statements contained in this presentation that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

Any references to pro-forma financial measures must be read in conjunction with the accompanying reconciliation to the nearest UK GAAP measure provided either in this presentation, or on the Surfcontrol web site.

Any references to audited figures must be read in conjunction with our published audited annual financial statements, which are available for download from the SurfControl web site.

http://www.surfcontrol.com/company/investors/financial_information/

Highlights FY04

- Annual revenues and EBITDA in line with expectations
  $87.3m Revenue and $15.7m EBITDA
- Cash $87.5m
- Annual EPS increased 78% to 37.3 cents
- Record quarter invoicing: Q4 $34.3m
- Deferred revenues to $75m
- FY04 effective tax rate to 20%
- FY 05 effective tax rate expected to fall to 15%
- Integration of SecureM acquisition progressing well
  - Appliance launch scheduled for October 4th
  - China Q4 revenues of $0.5m
- Technology roadmap launched

Simon Wilson

Group CFO

Summary P&L Results for Q4 FY 2004
(June 30, 2004)

SurfControl®

The World's #1 Web & E-mail Filtering Company

$000	Q4 04	% of Rev	Q4 03	% of Rev	% change
Total revenue	24,490		20,358		20%
Gross profit	24,029	98%	20,135	99%	
Selling & distribution costs	(12,377)	51%	(11,175)	55%	11%
Research & development costs	(2,788)	11%	(1,931)	9%	44%
General & administrative expenses	(4,804)	20%	(3,940)	19%	22%
Amortisation of intangible assets	(1,351)		0		
Depreciation	(476)		(427)		
Movement in share option provision	(162)		(342)		
Total expenses	(21,958)		(17,815)		
Operating profit	2,071	8%	2,320	11%	
Profit on disposal of business	(2)		87		
Net interest receivable	498		327		
Profit before taxation	2,567	10%	2,734	13%	
Taxation	114		(689)		
Profit after tax	2,681	11%	2,045	10%	
Earnings per ordinary share (cents)	8.5		6.70		

Highlights

* Revenues up 20% year-on-year
* License revenue is 26% of total revenue (Q4 03: 27%)
* EBITDA of $4.1m - up 28% compared to the prior year's Q4
* Q4 tax credit reflects adjustment necessary to record an effective tax rate of 20% for FY 04

Revenue Analysis Q4 FY 04

SurfControl®

The World's #1 Web & E-mail Filtering Company

Revenue by Sector


12%
1%
87%
Corporate/OEM
Education
Home

Revenue by Type


23%
26%
51%
License
Content Subscriptions
Maintenance Subscriptions

Revenue by Geography


10%
9%
18%
63%
Americas
UK
Mainland Europe
Rest of World

Revenue Visibility


10%
26%
64%
License
Deferred Brought Forward From Q3
Deferred Arising in Q4

Summary Balance Sheet Data as at June 30, 2004

SurfControl®

The World's #1 Web & E-mail Filtering Company

$000	6/30/2004	6/30/2003
Intangibles	12,554	0
Fixed assets	4,096	3,297
Current assets:-		
Trade debtors	20,524	17,647
Other assets	11,226	6,491
Cash	87,477	61,707
Creditors less than 1 year	(72,226)	(52,241)
Creditors more than 1 year	(26,001)	(16,742)
Provisions for liabilities and charges	(446)	(540)
NET ASSETS	37,204	19,619
Equity & Capital Reserves	9,712	5,907
Profit & Loss	27,492	13,712
SHAREHOLDERS' FUNDS	37,204	19,619

Highlights:

- Record ops cash flow of $9.6m in Q4 and $32.6m in FY 04
- DSO's again below target range of 45 - 50 days in Q4
- Increase in Trade Debtors due to higher invoicing levels
- Increase in Other Assets due to deferred tax assets
- Increase in Creditors due to deferred revenue - see below

	6/30/2004	6/30/2003
Deferred revenue		
within one year	49,036	37,542
more than one year	25,979	16,710
Total deferred revenue	75,015	54,252

Highlights:

- Year-on-year growth in deferred revenue of 38%
- Long-term portion of deferred revenue increased to 35%

ꜰull Year Summary P&L Results for FY 2004 (12 months to June 30, 2004)

SurfContr l®

The World's #1 Web & E-mail Filtering Company

$000	12m 04	% of Rev	12m 03	% of Rev	% change
Total revenue	87,335		73,232		19%
Gross profit	85,942	98%	72,509	99%	
Selling & distribution costs	(44,025)	50%	(39,740)	54%	11%
Research & development costs	(9,678)	11%	(7,530)	10%	29%
General & administrative expenses	(16,813)	19%	(14,580)	20%	15%
Amortisation of intangible assets	(1,351)		(1,152)		
Depreciation	(1,797)		(1,627)		
Movement in share option provision	(49)		(487)		
Total expenses	(73,713)		(65,116)		
Operating profit	12,229	14%	7,393	10%	
Profit on disposal of business	311		381		
Net interest receivable	1,859		1,105		
Profit before taxation	14,399	16%	8,879	12%	
Taxation	(2,862)		(2,516)		
Profit after tax	11,537	13%	6,363	9%	
Earnings per ordinary share (cents)	37.3		20.90		

Highlights

* Cumulative year-on-year revenue growth of 19%
* Continued progress on cost leverage - total overheads down 4 points as a percentage of revenue
* EBITDA up 43% to $15.7m
* Effective rate of tax at 20% and Profit after Tax increased by 81%
* Rapidly growing EPS

FY05 Outlook

- FY 05 guidance re-confirmed
- Q1 invoicing $19-22m, revenue $22-23m, and EBITDA $2.75 - 3.75m
- Q1 Exceptional item of $1.6m - U.S. office move
- Disclosures
  - market sectors and revenue streams, and operating statistics
- Share repurchases

SurfControl®

The World's #1 Web & E-mail Filtering Company

Steve Purdham

CEO

ntegrated Technology Roadmap

SurfContr l®

The World's #1 Web & E-mail Filtering Company


SERVICE
INTERNET
APPLIANCE
SOFTWARE
GLOBAL THREATS - Inbound
PERIMETER THREATS - Inbound/Outbound
DEPARTMENTAL CONTROL Inbound/Outbound

Software Releases:

SurfControl®

The World's #1 Web & E-mail Filtering Company



- Web V5 (Swift) — Sep 2004
- Email V5 (Mercury) — Oct 2004



- Mobile Filtering (Nomad) — Sep 2004
- IM Filter 2.5 — Sep 2004



- Connectors — Ongoing

Web Filter Database – 'Whole Threat Focus'


Content + + +

- Largest and most relevant filtering database! Our latest stats are:
- >7.3 Million sites (and growing)
- 1.3 Billion pages covered
- 45 Categories (5 new)
- >130 Subcategories
- 70 Languages
- represents >200 Countries
- 35,000 (and growing) new sites per week added to the database

- 2004 -2.6m newly categorised sites, 1m culled
  31% International

'Whole Threat Focus' - Protection Groups (PG Groups)


Content + + +

1. Legal Liability
2. Confidential/Privacy
3. Viruses/Blended Threats
4. Asset Protection
5. Malicious/Spyware
6. Productivity

<u>All you need - One Annual Price - One Database</u>

Appliance Solution

SurfControl®

The World's #1 Web & E-mail Filtering Company


SurfControl
RiskFilter

- Pricing Model
  - Three Variants E10, E20, E30
  - Purchase price for Appliance inc First Year Subscription
  - Annual Subscription
- Pre-Launch 20th September
- GA US, UK and Europe 4th October for E10, E20

SurfControl®

The World's #1 Web & E-mail Filtering Company

Managed Services


1
2
3
4

Summary

- FY 05 guidance re-confirmed
- Deliver against Technology Roadmap
  - Extend Software
  - Deliver Appliance
  - Launch Managed Service
- Geographical investment

Appendix: Financial Detail

Q4 Reconciliation of Pro Forma Financial Measures to UK GAAP PAT

SurfControl®

The World's #1 Web & E-mail Filtering Company

3 month period	to 6/30/2004		to 6/30/2003	
	$'000		$'000	
UK GAAP Profit After Tax	2,681		2,045	
UK GAAP Basic EPS (cents)		8.5		6.7
Movement in share option provision	162		342	
Amortisation of intangible assets	1,351		0	
Pro Forma Profit After Tax	4,194		2,387	
Pro Forma Basic EPS (cents)		13.5		7.8
Taxation	(114)		689	
Depreciation	476		427	
Interest receivable	(498)		(327)	
EBITDA	*4,058*		*3,176*	

Fuıı Year FY 04 Reconciliation of Pro Forma Financial Measures to UK GAAP PAT

SurfContr l®

The World's #1 Web & E-mail Filtering Company

12 month period	to 6/30/2004		to 6/30/2003	
	$'000		$'000	
UK GAAP Profit After Tax	11,537		6,363	
UK GAAP Basic EPS (cents)		37.3		20.9
Movement in share option provision	49		487	
Amortisation of intangible assets	1,351		1,152	
Pro Forma Profit After Tax	12,937		8,002	
Pro Forma Basic EPS (cents)		41.8		26.3
Taxation	2,862		2,516	
Depreciation	1,797		1,627	
Interest receivable	(1,859)		(1,105)	
EBITDA	*15,737*		*11,040*	

Summary Q4 Cash Flow

SurfContr l®

The World's #1 Web & E-mail Filtering Company

3 month period	to 6/33/2004	to 6/30/2003
	$'000	$'000
Operating Profit	2,071	2,320
Amortization and depreciation	1,827	427
Working capital movement	5,656	5,408
Operating Cash Flow	*9,554*	*8,155*
Net interest received	387	188
Tax paid	(1,231)	(143)
Net capital expenditure	(725)	(651)
Share issues	601	772
Purchase of own shares	(839)	0
Net proceeds from disposal of business	(2)	87
Cash paid for acquisitions and related costs	(8,910)	0
Cash acquired from acquisitions	120	0
Repayments of loans and leases	(5)	(9)
Foreign exchange difference (unrealised)	(486)	2,001
Total Movement in Cash	(1,536)	10,400

Highlights:

- Record operating cash flow of $9.6m
- DSO's continue below target range of 45-50
- Cash flow from operations exceeds cash paid for acquisitions
- Purchase of own shares initiated in Q4

Note: "Free Cash Flow" is $8m in Q4 04

Summary Fully Year FY 04 Cash Flow

SurfControl®

The World's #1 Web & E-mail Filtering Company

12 month period	to 6/30/2004	to 6/30/2003
	$'000	$'000
Operating Profit	12,229	7,393
Amortization and depreciation	3,148	2,779
Working capital movement	17,260	13,921
Operating Cash Flow	*32,637*	*24,093*
Net interest received	1,792	741
Tax paid	(5,536)	(1,048)
Net capital expenditure	(2,250)	(1,624)
Share issues	3,750	1,270
Purchase of own shares	(839)	0
Net proceeds from disposal of business	311	381
Cash paid for acquisitions and related costs	(8,910)	0
Cash acquired from acquisitions	120	0
Repayments of loans and leases	(38)	(45)
Foreign exchange difference (unrealised)	4,733	2,484
Total Movement in Cash	25,770	26,252

Highlights:

- Record operating cash flow of $32.6m
- Significant improvement over prior year
- DSO's continue below target range of 45-50

Note: Cumulative "Free Cash Flow" is $26.6m to Q3 04

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:1977C
Surfcontrol PLC
23 August 2004

23 August 2004

SURFCONTROL PLC
Notice of Results

SurfControl plc (London: SRF) the world's leading web and e-mail filtering company, will be announcing its Q4 and Full Year results for the year ended June 2004 on Tuesday, 7 September 2004.

An analyst briefing will be held on the day at 9.30am in London. Analysts wh wish to attend should contact Caroline Evans-Jones at ICIS on +44 (0) 20 76: 1114.

There will be a conference call at 2pm Eastern Standard Time for US analysts Analysts wishing to register for the call should contact Lisa Beatty of SurfControl on +1 831.440.2621.

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORQKKKKOBKDQFB

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1450C
Surfcontrol PLC
19 August 2004

Fax to: Surfcontrol
Dated: 18 August 2004

Amendment £ 14

NOTIFICATIONS UNDER SECTIONS 198 T0 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Surfcontrol Plc

2. Notable Interest: Ordinary Shares

   FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which a as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders a their holdings).

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiarie including Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A fo listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

   Mr Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include Interest held on behalf of authorized ur trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate

notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelit International Limited and its direct and indirect subsidiaries or Mr. Edv C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a : basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, nar where a person, not being the registered holder, is entitled to exercise right conferred by the holding of the shares or to control the exercise ‹ such rights, or under section 203 of the Act respectively.

By Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: Surfcontrol Plc Amendment

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
15,480	FIL	Bank of New York London
95,100	FIL	BT Globenet Nominees Ltc
21,800	FIL	Chase Manhattan Bank Loı
12,935	FIL	Deutsche Bank AG, Londoı
1,776,996	FIL	HSBC Client Holdings Noı
21,800	FIL	JP Morgan Total
76,900	FIL	MSS Nominees Ltd Total
43,990	FIL	Northern Trust Company '
38,400	FIL	Northern Trust London Tc
62,200	FIL	RBS Trust Bank Total
119,888	FISL	Chase Manhattan Bank Loı
606,401	FISL	Clydesdale Bank (Head Oi
14,400	FMRCO	HSBC Total
177,031	FMRCO	Mellon Bank, Total
6,100	FMTC	Mellon Bank Total
4,400	FMTC	State Street Bank & Trus
5,900	FMTC	State Street Nominees Lt
605,599	FPM	Bankers Trust Total
556,288	FPM	Chase Nominees Ltd Tota:
4,261,606		Grand Total Ordinary Shа

Current ownership percentage: 13.90%

Shares in issue: 30,656,270

Change in holdings since last filing: (336,832) ordinary shares

From: Fidelity Investments

END
HOLBUGDISDBGGSC

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0667C
Surfcontrol PLC
17 August 2004

Letter to SurfControl
Dated 17 August 2004

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company'

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (the "Act").

It has come to our attention that as at close of business on 13 August 2004, Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 951,541 shares.

Of these 951,541 shares:

- The interest in 949,833 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian. These shares are, or will be, registered in the name of Gol Sachs Securities (Nominees), Limited;

- The interest in 1,708 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS These shares are, or will be, registered at CREST in account CREPTEMP.

Letter from The Goldman Sachs Group, Inc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBLGDIRDBGGSR

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9258B
Surfcontrol PLC
12 August 2004

LETTER TO SURFCONTROL PLC
Dated 10 August 2004

Further to our letter of 30 July 2004, and in accordance with Sections 198-2 of the Companies Act 1985, we write on behalf of Deutsche Bank AG, to inform you that, on the basis that the relevant issued share capital of your compan 31,086,737 ordinary shares, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Surfcontrol plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

FROM: DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBRGDICGBGGSD

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6785B
Surfcontrol PLC
5 August 2004

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SURFCONTROL PLC (THE "COMPANY")

This notification related to issued common stock of the Company ("shares") a
is given in fulfilment of the obligations imposed by sections 198 to 203 of
Companies Act 1985.

We hereby notify you that at close of business on 03 August 2004, The Goldma
Sachs Group Inc no longer had a disclosable interest in shares.

The Goldman Sachs Group, Inc,

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBSGDIXXGGGSU

Financial Announcements

RECEIVED
2006 JUN 28 A 10:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6163B
Surfcontrol PLC
4 August 2004

Letter to Surfcontrol PLC

UK COMPANIES ACT 1985: SECTION 198-203 - Surfcontrol PLC (the "Company")

This notification relates to issued common stock of the Company ("shares") a is given in fulfilment of the obligations imposed by sections 198 to 203 of Companies Act 1985 (The "Act").

It has come to our attention that as at close of business on 30 July 2004, T Goldman Sachs Group. Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, was interested, by attribution only, in a total of 922,437 shares.

Of these 922,437 shares:

* The interest in 907,133 shares arose from the interest held by Goldman Sa & Co., a direct subsidiary of GS Inc, acting as custodian. These shares a or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 15,304 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc. These shares or will be, registered at CREST in account CREPTEMP.

From Goldman Sachs Group Inc

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBDGDIDXGGGSS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4970B
Surfcontrol PLC
2 August 2004

Letter to Surfcontrol plc
Letter dated 30 July 2004

In accordance with Sections 198-202 of the Companies Act 1985, we write on behalf of Deutsche Bank AG, to inform you that, on the basis that the releva issued share capital of your company is 31,086,737 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the share of 10.03%. The total interest is in 3,119,183 shares registered in the name and in the amounts as set out in the Schedule below.

Companies within the Group acting as Fund Managers hold some of the shares c behalf of a number of clients whose portfolios are managed on a discretionai basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

SCHEDULE

SURFCONTROL PLC
ORDINARY £0.10 SHARES

Held as Principal	No of Shares
Deutsche Bank AG London	352,379
Held in Client Portfolios	
State Street Nominees	2,766,804
TOTAL	3,119,183

30 July, 2004

Letter from Deutsche Bank AG London

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLBBGDIDBGGGSD

Financial Announcements

RECEIVED
2006 JUN 28 A 10:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4922B
Surfcontrol PLC
2 August 2004

Letter to: Surfcontrol
Dated: July 30, 2004

Please accept this letter as an amendment to our original ownership disclosı regarding Surfcontrol plc. On July 28, 2004, funds managed by Mr. Charles P. Coleman, bought a total of 50,000 shares which resulted in an 1% ownership increase from our 5/24/04 ownership notification letter.

Current Ownership Disclosure :

Fund	Total £ of Shares Held
Tiger Technology, LP	1,863,685
Tiger Technology, LTD	424,831
Tiger Technology II, LP	43,723
Total	2,332,239

If you have any questions or comments, do not hesitate to call Lorraine Altā at (212) 984-2423.

On behalf of Tiger Technology Management LLC
Steven C. Olson
Authorized Agent

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGCGDILUGGGSD

SurfControl®

Principal Offices

SurfControl plc (United Kingdom)
Riverside, Mountbatten Way,
Congleton, Cheshire CW12 1DY
United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl Inc. (United States)
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl Pty Ltd (Australia)
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing SurfControl Network Security Co., Ltd., (China)
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

WWW.SURFCONTROL.COM

SurfControl®

SurfControl plc
Interim report 2006

■ 360º PROTECTION

The world leading provider of Internet content protection

"We have made significant progress in the second quarter on many fronts: We enhanced the health of the business and have started to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry. Six months ago I stated that the restructuring was not about 'cutting our way to growth'; rather, it was about the rebalancing of resources to be more focused and productive. To that end we plan to make further investment in infrastructure and people in the second half of the fiscal year."

Patricia Sueltz, CEO

Operational highlights

> Operational and structural restructuring completed on schedule
> Q2 billings growth of 3% to $30.3m (Q2 FY05: $29.4m)
> Key senior management appointments in OEM, Channel, and EMEA sales
> Enterprise Threat Shield awarded Software Security Product of the Year by CRN
> Q2 pro-forma operating profit of $4.1m (Q2 FY05: $4.7m)
> Free cash flow exceeds expectations at $10.3m for 1H (1H FY05: $8.2m)

Headline financial results (US$m)

Q2 and 1H FY2006	3m 31/12/05 $m	3m 31/12/04 $m	%	6m 31/12/05 $m	6m 31/12/04 $m	%
Revenue	**25.1**	24.7	2%	**49.2**	47.1	4%
Gross margin %	**97%**	98%		**97%**	98%	
Restructuring and onerous lease costs	**3.5**	–		**6.9**	1.7	
(Loss)/profit before tax	**(0.4)**	2.8		**(0.6)**	3.1	
Pro-forma operating profit	**4.1**	4.7		**7.5**	8.1	
Basic EPS (US cents)	**(1.0)**	7.9		**(1.6)**	8.7	
Indirect billings %	**68%**	65%		**68%**	63%	
Non-Americas revenue %	**39%**	38%		**39%**	38%	
Billings	**30.3**	29.4	3%	**49.9**	49.4	1%
Deferred revenue	**83.8**	78.9	6%			
Cash and liquid investments	**81.5**	89.9				
Cash generated from operations	**1.7**	4.0		**7.7**	10.1	
Cash generated from operations pre-restructuring and onerous leases	**3.8**	4.2		**10.8**	10.3	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this interim report are provided in the financial information following this interim report, as well as on SurfControl's website at www.surfcontrol.com/investors/financial_information.

Second quarter financial highlights

The results for the quarter fully reflect the costs of restructuring, announced on 6 September 2005, and completed on 31 December 2005. These costs amounted to $3.5m in the quarter and $6.9m overall in the six months to 31 December 2005. The restructuring charge relates to employee severance, onerous leases, and terminated third party vendor service contracts. The costs were approximately $2m higher than the previous guidance due to newly appointed senior management identifying more actions to restructure the business than were originally identified, particularly in the area of redundancies. The Company chose not to delay taking these additional actions.

Billings in the quarter grew 3% to $30.3m (Q2 FY05: $29.4m) and 1% to $49.9m for the six months to 31 December 2005 (1H FY05: $49.4m). The Americas grew billings 4% in the quarter (Q2 FY05: −1%) and 3% overall in the six months to 31 December 2005 (1H FY05: −9%). 919 new customers were won in the quarter (Q2 05: 1,166) and renewal rates remained in the target range of 70-80%. The value of three year contracts as a proportion of total billings was 44% (Q2 FY05: 47%). Deferred revenue increased 6% to $83.8m (Q2 05: $78.9m) of which 68% will be recognised in the next 12 months.

Revenue for the quarter increased by 2% to $25.1m (Q2 FY05: $24.7m). License revenue was 15% of total revenue in the quarter (Q2 FY05: 22%). The 2% growth rate and the lower proportion of license revenue compared to last year reflects the first quarter of the full impact of the recent move to a greater emphasis on subscription pricing. It also reflects an increase in sales of product suites or bundles, as well as sales into the customer base, both of which produce less immediately recognised license revenue and more subscription revenue which is deferred over the life of the customer contract. Americas' revenue for the quarter was 61% of the total (Q2 FY05: 62%).

Pro-forma operating profit for the quarter was $4.1m (Q2 FY05: $4.7m). Restructuring costs together with, among other things, share based payment costs, amortisation of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. After charging these costs, the loss before tax for the quarter was $0.4m (Q2 FY05: profit of $2.8m) and a loss of $0.6m for the six months to 31 December 2005 (1H FY 05: profit of $3.1m). The estimated effective tax rate for FY06 is 25%, and basic earnings per share for the quarter was a loss of 1.0 cents (Q2 FY05: profit of 7.9 cents) and a loss of 1.6 cents for the six months to 31 December 2005 (1H FY05: profit of 8.7 cents).

Pre-restructuring operating cash flow was ahead of management expectations at $3.8m (Q2 FY05: $4.2m). This performance was driven by strong pro-forma profit, improved linearity of billings and improved days sales outstanding, which ended the quarter at 44 days. Cash generated from operations under IFRS was also strong in the quarter at $1.7m (Q2 FY05: $4.0m) and $7.7m for the six months to 31 December 2005 (1H FY05: $10.1m). Free cash flow in the quarter was $2.7m (Q2 FY05: $2.9m) and $10.3m for the six months to 31 December 2005 (1H FY05: $8.2m). Cash and liquid investments ended the quarter at $81.5m. The slight reduction from Q1 of $2.9m reflects the $4.7m cost of shares purchased by the Company in the quarter and $2.1m of cash outflows relating to restructuring costs.

Second quarter financial highlights

At the Company AGM on 20 October 2005 SurfControl renewed its shareholder authority to make open market purchases of up to 10% of its issued share capital in the period to its 2006 AGM. Following the end of the close period, SurfControl will resume the purchase of its own shares.

FY 06 is the first financial year that the Company has issued IFRS financial information. An audited IFRS Transition Report giving a reconciliation of prior year comparatives from UK GAAP to IFRS for FY 2004 and FY 2005, together with an unaudited reconciliation of the four financial quarters of FY 2005, was published in October and is available on the Company website.

Corporate highlights

Restructuring
The Company completed on schedule a comprehensive restructuring programme over the last six months. During this period SurfControl reduced several layers of management, re-assessed its employee and management skills-base, and reviewed its infrastructure requirements. The results are that the Company has four fewer sales offices, 108 employees and managers have left, and 86 seasoned and talented individuals have been recruited from the technology industry. All key operating functions are now globally run. FTE headcount at the end of the quarter was 511 compared to 533 six months ago and 508 at the end of the first quarter. During the second half of the year the Company plans to add people and infrastructure necessary to support planned growth as well as to complete the replacement of capacity removed during the restructuring.

Sales and Marketing
During the quarter the Company continued to develop and strengthen the sales and marketing function worldwide. Of the 86 new employees hired in the last six months, the majority were in sales. In addition, we have redesigned our sales compensation plan to drive productivity and to reward success at both the team and individual level. Personal quotas have been increased to match the industry standard associated with high performing companies in this sector, with greater emphasis on, and recognition of, over-performance. A similar approach has been adopted with key channel partners making it more attractive to sell higher volumes. Channel billings increased to 68% in the quarter (Q2 FY05: 65%).

By increasing the emphasis on face time with customers and partners, and adjusting the sales approach on the basis of the feedback, the Company is targeting significant continuous improvement in the sales process and marketing support.

The new pricing model has been in effect for its first full quarter and continues to be well received by the channel and customers alike. This is starting to become evident in the Company's billings key performance indicators ("KPIs"). For example, it is reflected in the sequential quarterly increases in both the average invoice value to $7,700 (Q1 FY06: $6,000) and bundled sales as a proportion of total billings to 25% (Q1 FY06: 20%). At the same time, the new pricing has also been a factor in the record number of large deals over $50,000 which was 77 in the quarter (Q1 FY06: 32).

Put simply, SurfControl products are now easier for customers to buy, and easier for sales teams and channel partners to sell. These factors are some of the reasons why SurfControl has delivered increased sales, particularly in the Americas, during a period of dramatic change. Americas' billings have increased sequentially from −11% in Q4 FY05 to +1% in Q1 FY06 to +4% in the second quarter.

Recruitment
The recruitment of highly talented individuals is essential to the achievement of the Company's growth plans. SurfControl has attracted successful individuals who bring experience from some of the world's leading technology companies including Symantec, Microsoft, McAfee, Sophos, IBM, SalesForce.com and Adobe. The influence of these new employees is already being felt within the organisation.

Corporate highlights

Awards
SurfControl's technological leadership has been recognised by a multitude of independent awards for its Enterprise Threat Protection products including SC Magazine's Best Buy award for the Web Filter when their reviewer Christopher Moody concluded that "for comprehensive web filtering, there aren't any better products." In December, SurfControl's recently launched Enterprise Threat Shield was named Test Center Product of the Year Winner in the Software Security category by CMP Media's CRN. Most recently, SurfControl's E-mail Filter was named a "Recommended Product" by SC Magazine, and SurfControl Web Filter has been named a finalist in the SC Magazine 2006 Awards to be announced in February 2006.

The market
During 2005 the Secure Content Market experienced continued momentum as threats to corporate security became more commonplace. Spyware, for example, became a significant problem during 2005 and according to IDC, more than three-quarters of all corporate machines are infected with various forms of spyware. Spam continues to be a significant hindrance to productivity and a source of malicious attacks on corporate networks. IDC believes the number of spam messages sent daily will almost double over the next few years, increasing from 23 billion in 2004 to 42 billion in 2008. This trend is driving demand for a solution that protects all organisations from the myriad of blended threats embedded in Internet content.

SurfControl's leadership in the provision of Enterprise Threat Protection ensures that it is well positioned to benefit from the forecast growth in this area. According to IDC the worldwide market for Secure Content Management is expected to grow at a CAGR of 18.7% between 2004 and 2009.

New customers
During the quarter, the Company won 919 new customers (Q2 FY05: 1,166). New customer sales represented 24% of billings, sales into the customer base 23%, renewals 51% and other sales 2% (Q2 FY05: 27%, 21%, 49% and 3% respectively).

New customers won around the world in the quarter included Ernst and Young, Reuters of America, Inc., Hanson Building Materials America, Hewlett Packard, City Colleges of Chicago, Museum of Modern Art, Juventus Football Club, Ducatti Motorcycles, Caterpillar, Healthcare Management Systems, Banque de France, MTV India, The Ministry of Health in Malaysia, Thompson Finance India, the National Library of New Zealand, the National Library of Australia, and Schenck Australia Pty Ltd.

Outlook
The Company has made significant progress in the second quarter on many fronts, enhancing the health of the business and starting to become a more effective market-oriented organisation. While the key performance indicators are broadly encouraging, 3% billings growth is still well below the growth rates of the industry.

Following completion of the restructuring and achievement of 1% billings growth in the six months to 31 December 2005, and given the planned further investment in infrastructure and people in the second half of the year, management considers that the previous guidance range given for billings, revenue and pro-forma operating profit remains appropriate.

Independent review report by KPMG Audit Plc to SurfControl plc

Introduction
We have been engaged by the Company to review the financial information set out on pages 7 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs as adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs as adopted for use in the European Union.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.

KPMG Audit Plc
Chartered Accountants
St James' Square,
Manchester M2 6DS

30 January 2006

Consolidated income statement

for the six months ended 31 December 2005

	Notes	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Revenue	2	**49,223**	47,126	97,838
Cost of sales		**(1,251)**	(708)	(1,746)
Gross profit		**47,972**	46,418	96,092
Selling and distribution excluding restructuring		**(24,093)**	(23,422)	(48,797)
Restructuring	3	**(2,286)**	–	–
Total selling and distribution		**(26,379)**	(23,422)	(48,797)
Research and development excluding restructuring		**(8,816)**	(9,531)	(21,025)
Restructuring	3	**(1,366)**	–	–
Total research and development		**(10,182)**	(9,531)	(21,025)
General and administrative excluding onerous leases and restructuring		**(10,321)**	(9,896)	(19,741)
Onerous leases	3	**(1,374)**	(1,648)	(1,648)
Restructuring	3	**(1,825)**	–	–
Total general and administrative		**(13,520)**	(11,544)	(21,389)
Other operating (expenses)/income		**(113)**	71	(447)
Operating (loss)/profit		**(2,222)**	1,992	4,434
Financing income		**1,619**	1,151	2,510
Financing expense		**(10)**	(10)	(29)
(Loss)/profit before tax		**(613)**	3,133	6,915
Income tax credit/(expense)	4	**153**	(482)	(1,169)
(Loss)/profit for the period attributable to equity holders of the parent company		**(460)**	2,651	5,746
Basic (loss)/earnings per ordinary share (cents)	5	**(1.6)**	8.7	19.0
Diluted (loss)/earnings per ordinary share (cents)	5	**(1.6)**	8.6	18.6

Consolidated income statement

for the three months ended 31 December 2005

	Notes	**Three months ended 31 December 2005 $'000**	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Revenue	2	**25,100**	24,664	97,838
Cost of sales		**(736)**	(403)	(1,746)
Gross profit		**24,364**	24,261	96,092
Selling and distribution excluding restructuring		**(12,603)**	(11,925)	(48,797)
Restructuring	3	**(1,371)**	–	–
Total selling and distribution		**(13,974)**	(11,925)	(48,797)
Research and development excluding restructuring		**(4,435)**	(4,992)	(21,025)
Restructuring	3	**(637)**	–	–
Total research and development		**(5,072)**	(4,992)	(21,025)
General and administrative excluding onerous leases and restructuring		**(4,959)**	(5,158)	(19,741)
Onerous leases	3	**(682)**	–	(1,648)
Restructuring	3	**(830)**	–	–
Total general and administrative		**(6,471)**	(5,158)	(21,389)
Other operating income/(expenses)		**9**	77	(447)
Operating (loss)/profit		**(1,144)**	2,263	4,434
Financing income		**770**	590	2,510
Financing expense		**(2)**	(8)	(29)
(Loss)/profit before tax		**(376)**	2,845	6,915
Income tax credit/(expense)	4	**94**	(445)	(1,169)
(Loss)/profit for the period attributable to equity holders of the parent company		**(282)**	2,400	5,746
Basic (loss)/earnings per ordinary share (cents)	5	**(1.0)**	7.9	19.0
Diluted (loss)/earnings per ordinary share (cents)	5	**(1.0)**	7.8	18.6

Group statement of recognised income and expense

for the six months ended 31 December 2005

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit for the period	**(460)**	2,651	5,746
Foreign exchange translation differences	**281**	472	(118)
Total recognised income and expense for the period attributable to equity holders of the parent company	**(179)**	3,123	5,628

Group statement of recognised income and expense

for the three months ended 31 December 2005

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit for the period	**(282)**	2,400	5,746
Foreign exchange translation differences	**261**	614	(118)
Total recognised income and expense for the period attributable to equity holders of the parent company	**(21)**	3,014	5,628

Consolidated balance sheet
as at 31 December 2005

	Notes	**31 December 2005 $'000**	31 December 2004 $'000	30 June 2005 $'000
Assets				
Plant and equipment		**3,164**	4,309	3,863
Intangible assets	6	**8,875**	9,643	10,050
Liquid investments		**4,322**	11,301	6,124
Deferred tax assets		**4,614**	7,254	4,528
Total non-current assets		**20,975**	32,507	24,565
Current tax receivable		**924**	2,133	2,223
Trade and other receivables	7	**21,753**	23,760	25,819
Cash and cash equivalents		**77,221**	78,608	82,951
Total current assets		**99,898**	104,501	110,993
Total assets		**120,873**	137,008	135,558
Equity				
Issued share capital	8	**5,041**	5,030	5,032
Share premium	8	**4,290**	3,905	3,987
Other reserves	8	**4,400**	4,709	4,119
Retained earnings	8	**2,684**	19,332	19,356
Total equity attributable to equity holders of the parent company		**16,415**	32,976	32,494
Liabilities				
Interest-bearing borrowings		**–**	14	3
Deferred tax liabilities		**73**	97	85
Provisions		**293**	368	161
Total non-current liabilities		**366**	479	249
Interest-bearing borrowings		**12**	20	19
Deferred revenue	9	**83,752**	78,902	84,872
Deferred consideration on acquisition of business undertakings		**364**	4,123	659
Trade and other payables	10	**16,054**	14,334	13,273
Current tax payable		**3,910**	6,174	3,992
Total current liabilities		**104,092**	103,553	102,815
Total liabilities		**104,458**	104,032	103,064
Total equity and liabilities		**120,873**	137,008	135,558

Consolidated cash flow statement

for the six months ended 31 December 2005

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(460)**	2,651	5,746
Adjustments for:			
Depreciation	**1,057**	1,123	2,308
Amortisation of intangible assets	**1,175**	3,330	7,405
Impairment	**–**	–	544
Loss on sale of plant and equipment	**87**	–	23
Financing income	**(1,619)**	(1,151)	(2,510)
Financing expense	**10**	10	29
Share based charges	**459**	197	719
Income tax (credit)/expense	**(153)**	482	1,169
Operating cash flow before changes in working capital and provisions	**556**	6,642	15,433
Decrease in working capital	**7,036**	3,530	8,025
Increase/(decrease) in provisions	**143**	(101)	(289)
Cash generated from operations	**7,735**	10,071	23,169
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Net cash inflow from operating activities	**9,040**	8,415	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Acquisition of business undertakings	**(295)**	(85)	(8,725)
Disposal of liquid investments	**1,591**	744	5,231
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Development expenditure	**–**	(49)	(49)
Net cash inflow/(outflow) from investing activities	**2,601**	487	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**312**	160	245
Purchase of own shares	**(16,671)**	(8,205)	(11,798)
Payment of finance lease liabilities	**(9)**	(9)	(19)
Net cash outflow from financing activities	**(16,368)**	(8,054)	(11,572)
Net (decrease)/increase in cash and cash equivalents	**(4,727)**	848	6,808
Cash and cash equivalents at beginning of the period	**82,951**	76,088	76,088
Effect of exchange rate fluctuations on cash held	**(1,003)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Consolidated cash flow statement

for the three months ended 31 December 2005

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Cash flows from operating activities			
(Loss)/profit for the period	**(282)**	2,400	5,746
Adjustments for:			
Depreciation	**521**	590	2,308
Amortisation of intangible assets	**588**	1,669	7,405
Impairment	**–**	–	544
Loss on sale of plant and equipment	**87**	–	23
Financing income	**(770)**	(590)	(2,510)
Financing expense	**2**	8	29
Share based charges	**414**	186	719
Income tax (credit)/expense	**(94)**	445	1,169
Operating cash flow before changes in working capital and provisions	**466**	4,708	15,433
Decrease/(increase) in working capital	**1,121**	(643)	8,025
Increase/(decrease) in provisions	**151**	(39)	(289)
Cash generated from operations	**1,738**	4,026	23,169
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Net cash inflow from operating activities	**2,240**	2,796	21,490
Cash flows from investing activities			
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Acquisition of business undertakings	**(295)**	0	(8,725)
Disposal of liquid investments	**(17)**	644	5,231
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Development expenditure	**–**	–	(49)
Net cash inflow/(outflow) from investing activities	**164**	787	(3,110)
Cash flows from financing activities			
Proceeds from the issue of share capital	**288**	64	245
Purchase of own shares	**(4,732)**	(4,147)	(11,798)
Payment of finance lease liabilities	**(4)**	(4)	(19)
Net cash outflow from financing activities	**(4,448)**	(4,087)	(11,572)
Net (decrease)/increase in cash and cash equivalents	**(2,044)**	(504)	6,808
Cash and cash equivalents at beginning of the period	**79,952**	77,440	76,088
Effect of exchange rate fluctuations on cash held	**(687)**	1,672	55
Cash and cash equivalents at end of the period	**77,221**	78,608	82,951

Notes to the financial information

for the six months ended 31 December 2005

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of SurfControl Plc, for the year ended 30 June 2006, be prepared in accordance with International Financial Reporting Standards adopted for use in the EU ("IFRS").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 30 June 2006 or are expected to be endorsed and effective (or available for early adoption) at 30 June 2006, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and unadopted IFRS, the directors have made assumptions about the accounting policies expected to be applied when the first annual IFRS financial statements are prepared for the year ended 30 June 2006.

The adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for year ending 30 June 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that period will be finally determined when the annual financial statements are prepared for the year ending 30 June 2006.

The preparation of this financial information resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in this financial information. A detailed review of the changes to the accounting policies and reconciliations of the financial statements from UK GAAP to IFRS at key dates have been published in the Company's transition report, and is available at www.surfcontrol.com.

The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the year ended 30 June 2005 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors, and delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 31 December 2005 and 31 December 2004 is unaudited.

The financial information for the year ended 30 June 2005 has been extracted from a restatement of the financial information taken from the Company's statutory accounts for that financial year and the auditors have issued a special purpose audit report on that financial information.

Notes to the financial information

for the six months ended 31 December 2005

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products.

Revenue by customer location for the six months ended 31 December 2005	**Six months ended 31 December 2005 $'000**	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**9,102**	9,348	19,305
Mainland Europe	**4,439**	4,113	8,920
Americas	**29,995**	29,131	59,845
Rest of the World	**5,687**	4,534	9,768
	49,223	47,126	97,838

Revenue by customer location for the three months ended 31 December 2005	**Three months ended 31 December 2005 $'000**	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
United Kingdom	**4,532**	5,015	19,305
Mainland Europe	**2,325**	2,401	8,920
Americas	**15,298**	15,177	59,845
Rest of the World	**2,945**	2,071	9,768
	25,100	24,664	97,838

Notes to the financial information

for the six months ended 31 December 2005

3. Restructuring and onerous lease charges

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Rent on vacant offices	**1,374**	1,648	1,648
Restructuring	**5,477**	–	–
	6,851	1,648	1,648

During the half year period the Group completed a restructuring programme involving the closure of certain sales offices, changes in management structure, and reorganisation of departmental functions. Vacant possession of relevant office leases has been retained until such time as they time expire or are assigned. Amounts equivalent to the rent, arising from the unexpired portion of these leases have been charged to the income statement in the period. Other restructuring charges relate to employee severance, recruitment of personnel, and terminated third party vendor service contracts.

4. Income tax expense

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
US Federal and state tax	**(67)**	(8)	(509)
Non US Corporation tax	**63**	(676)	1,047
Adjustments in respect of previous years	**–**	–	432
Total current tax expense	**(4)**	(684)	970
Deferred tax:			
Tax loss recognition/(de-recognition)	**50**	207	(3,076)
Origination and reversal of temporary differences	**107**	(5)	937
Income tax credit/(expense)	**153**	(482)	(1,169)

Notes to the financial information
for the six months ended 31 December 2005

5. Loss/earnings per share
Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	**(460)**	2,651	5,746
Basic weighted average ordinary shares in issue	**28,822,094**	30,587,229	30,326,066
Dilutive effect of share options	**513,139**	318,602	448,147
Diluted weighted average ordinary shares in issue	**29,335,233**	30,905,831	30,774,213
Basic (loss)/earnings per ordinary share (cents)	**(1.6)**	8.7	19.0
Diluted (loss)/earnings per ordinary share (cents)	**(1.6)**	8.6	18.6

Own shares held by the Company, or by the Group employee benefit trust of 3,183,383 (31 December 2004: 856,000) (30 June 2005: 1,195,500) are treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Acquired intellectual property $'000	Internal development costs $'000	Total $'000
Cost:				
At 1 July 2005	–	18,386	391	18,777
Additions	–	–	–	–
At 31 December 2005	**–**	**18,386**	**391**	**18,777**
Amortisation:				
At 1 July 2005	–	8,618	109	8,727
Provided during the period	–	1,135	40	1,175
At 31 December 2005	**–**	**9,753**	**149**	**9,902**
Net book value at 31 December 2005	**–**	**8,633**	**242**	**8,875**
Net book value at 31 December 2004	711	8,612	320	9,643
Net book value at 30 June 2005	–	9,768	282	10,050

Notes to the financial information

for the six months ended 31 December 2005

6. Intangible assets continued

The acquired intellectual property at 31 December 2005 relates to the written down value of Linux based appliance technology acquired from SecureM, Inc in April 2004, and the written down value of Spyware technology acquired from Apreo Limited in February 2005.

Acquired intellectual property and internal development costs currently have an estimated useful economic life of five years. At 1 July 2005, management re-assessed the useful economic life of acquired intellectual property, which resulted in a change from the previous estimate of two years.

7. Trade and other receivables

	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Current:			
Trade receivables	**18,449**	19,668	22,299
Other receivables and prepayments	**3,304**	4,092	3,520
	21,753	23,760	25,819

8. Reconciliation of movement in capital and reserves

	Issued share capital $'000	Share premium account $'000	Capital redemption reserve $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2005	5,032	3,987	882	3,237	19,356	32,494
Total recognised income and expense	–	–	–	281	(460)	(179)
Purchase of own shares	–	–	–	–	(16,671)	(16,671)
Share options exercised by employees	9	303	–	–	–	312
Equity settled transactions	–	–	–	–	459	459
As at 31 December 2005	**5,041**	**4,290**	**882**	**3,518**	**2,684**	**16,415**
As at 31 December 2004	5,030	3,905	882	3,827	19,332	32,976
As at 30 June 2005	5,032	3,987	882	3,237	19,356	32,494

At 31 December 2005 the Company held 2,750,586 shares in treasury (31 December 2004: 856,000 shares) (30 June 2005: 1,195,500 shares). During the six month period the Company purchased 1,555,086 shares for treasury at an average price of $8.29 and at a total cost of $12,893,000. Transaction costs associated with these purchases was $96,000.

Notes to the financial information

for the six months ended 31 December 2005

8. Reconciliation of movement in capital and reserves continued

The Group's employee benefit trust ("EBT"), SurfControl plc General Employee Benefit Trust, also acquired 432,797 shares in the same period (31 December 2004: nil) (30 June 2005: nil) at an average price of $8.67 and at a total cost of $3,778,000. Transaction costs associated with these purchases was $27,000. The shares held by the EBT are listed on a recognised stock exchange, and their market value 31 December 2005 was $3,897,000 (31 December 2004: $nil) (30 June 2005: $nil). The nominal value held was $74,000 (31 December 2004: $nil) (30 June 2005: $nil). The EBT is a discretionary trust for the benefit of employees, and the shares held are used to satisfy certain Group liabilities in respect to share based emoluments that have been provided to them.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	**31 December 2005 $'000**	31 December 2004 $'000	30 June 2005 $'000
Current:			
In less than one year	**57,192**	52,322	57,040
In more than one year	**26,560**	26,580	27,832
	83,752	78,902	84,872

10. Trade and other payables

	31 December 2005 $'000	31 December 2004 $'000	30 June 2005 $'000
Current:			
Trade payables	**1,498**	3,060	2,284
Sales taxes and social security costs	**2,066**	2,176	2,268
Non trade payables and accrued expenses	**12,490**	9,098	8,721
	16,054	14,334	13,273

Supplementary financial information

Reconciliation of operating profits to pro-forma operating profit (unaudited)
for the six months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	**7,495**	8,144	16,726

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs;
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges.

Pro-forma profit operating for the six month period ended 31 December 2005 is calculated as follows:

Six months ended 31 December 2005	Operating costs per income statement $'000	(1) Share based payments and related employment taxes $'000	(2) Amortisation and impairment of intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	(4) Depreciation of plant and equipment $'000	(5) Onerous leases and other restructuring charges $'000	**Pro-forma operating profit $'000**
Selling and distribution	(26,379)	57	–	–	582	2,286	**(23,454)**
Research and development	(10,182)	88	1,135	40	318	1,366	**(7,235)**
General and administrative	(13,520)	489	–	–	157	3,199	**(9,675)**
Other operating expenses	(113)	–	–	–	–	–	**(113)**
Total operating costs	(50,194)	634	1,135	40	1,057	6,851	**(40,477)**
Gross profit							**47,972**
Pro-forma operating profit							**7,495**
Pro-forma operating profit for the six months ended 31 December 2004*							**8,144**
Pro-forma operating profit for the year ended 30 June 2005 (unaudited)*							**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary financial information

Supplementary cash flow information (unaudited)
Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the six month period ended 31 December 2005 is as follows:

	Six months ended 31 December 2005 $'000	Six months ended 31 December 2004 $'000	Year ended 30 June 2005 Unaudited $'000
IFRS – cash generated from operations	**7,735**	10,071	23,169
Onerous lease charges and restructuring	**3,079**	275	673
Operating cash (restated)	**10,814**	10,346	23,842
Onerous lease charges and restructuring	**(3,079)**	(275)	(673)
Bank and other interest received	**1,725**	1,388	2,654
Bank and other interest paid	**(10)**	(10)	(27)
Income taxes received/(paid)	**1,305**	(1,656)	(1,679)
Acquisition of plant and equipment	**(410)**	(1,501)	(2,194)
Development expenditure	–	(49)	(49)
Free cash	**10,345**	8,243	21,874

Supplementary financial information

Reconciliation of operating profits to pro-forma operating profit (unaudited)
for the three months ended 31 December 2005

Pro-forma operating profit for the period is as follows:

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 $'000
Pro-forma operating profit	4,081	4,669	16,726

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs;
(4) Depreciation of plant and equipment;
(5) Onerous leases and other restructuring charges.

Pro-forma profit operating for the three month period ended 31 December 2005 is calculated as follows:

Three months ended 31 December 2005	Operating costs per income statement $'000	(1) Share based payments and related employment taxed $'000	(2) Amortisation and impairment of intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	(4) Depreciation of plant and equipment $'000	(5) Onerous leases and other restructuring charges $'000	**Pro-forma operating profit $'000**
Selling and distribution	(13,974)	156	–	–	286	1,371	**(12,161)**
Research and development	(5,072)	111	568	20	157	637	**(3,579)**
General and administrative	(6,471)	329	–	–	78	1,512	**(4,552)**
Other operating income	9	–	–	–	–	–	**9**
Total operating costs	(25,508)	596	568	20	521	3,520	**(20,283)**
Gross profit							**24,364**
Pro-forma operating profit							**4,081**
Pro-forma operating profit for the three months ended 31 December 2004*						–	**4,669**
Pro-forma operating profit for the year ended 30 June 2005 (unaudited)*							**16,726**

*A full reconciliation of operating profit to pro-forma operating profit is given in appendix 10 to the IFRS transition statement, available in the investors section at www.surfcontrol.com.

Supplementary financial information

Supplementary cash flow information (unaudited)
Group operating cash flow before cash flows associated with onerous leases and restructuring charges, and Group free cash for the three month period ended 31 December 2005 is as follows:

	Three months ended 31 December 2005 $'000	Three months ended 31 December 2004 $'000	Year ended 30 June 2005 Unaudited $'000
IFRS – cash generated from operations	**1,738**	4,026	23,169
Onerous lease charges and restructuring	**2,098**	198	673
Operating cash (restated)	**3,836**	4,224	23,842
Onerous lease charges and restructuring	**(2,098)**	(198)	(673)
Bank and other interest received	**727**	726	2,654
Bank and other interest paid	**(1)**	(8)	(27)
Income taxes received/(paid)	**502**	(1,230)	(1,679)
Acquisition of plant and equipment	**(250)**	(575)	(2,194)
Development expenditure	**–**	–	(49)
Free cash	**2,716**	2,939	21,874

Contact details

ICIS Financial PR +44 (0) 207 651 8688
Tom Moriarty tom@icisnet.com
Caroline Evans-Jones caroline@icisnet.com

SurfControl +1 831 440 2722
Pat Sueltz, CEO pat.sueltz@surfcontrol.com
Simon Wilson, CFO simon.wilson@surfcontrol.com

Notes

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

The world leading Internet Security Company providing enterprise Web and E-mail filtering

SurfControl®

Interim Report 2005

> vision
> leadership
> innovation
> evolution

The world leading Internet Security Company providing enterprise Web and E-mail filtering

"I am pleased to report good progress throughout SurfControl's business. Top line growth in our Americas operation is complemented by yet another strong performance from our Non-Americas operations. Our market-leading Web and E-mail filtering solutions continue to protect companies of all sizes from existing and emerging threats. Our E-mail appliance, RiskFilter, was launched during the quarter and has made excellent progress with good early sales and adoption from our channel partners. We are also seeing significant interest in our unique mobile web filtering solution. The increasing number of inbound and outbound Internet threats facing enterprises is fueling our growth. Our strategy of delivering multilayered security solutions to meet these threats has been recognized by leading industry analysts.

Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102m, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0m pre-exceptional EBITDA for the year."

Steve Purdham, CEO

Highlights

> Q2 annual invoicing growth of 10%
> Q2 annual revenue growth of 17%
> 28% annual growth in deferred revenue to $78.9m
> Revenues and pre-exceptional EBITDA earnings in line with expectations at $24.7m and $4.7m
> Successful first quarter launch of RiskFilter appliance
> Own share treasury purchases in Q2 total 295,000 – Ongoing program throughout FY 05 planned
> Positive progress from US restructuring and 33% growth from the Non-Americas regions

Headline financial results (US$m)

H1 and Q2 FY2005	**6 months to date 31/12/04 US $m**	6 months to date 31/12/03 US $m	% change	**3m 31/12/04 US $m**	3m 31/12/03 US $m	% change
Revenue	**47.1**	40.8	+15%	**24.7**	21.2	+17%
Gross margin %	**99%**	99%		**98%**	99%	
Pre-exceptional EBITDA	**8.1**	7.8	+4%	**4.7**	4.1	+14%
Profit before tax	**3.1**	7.5	(59%)	**2.9**	4.1	(29%)
Pro-forma EPS (US cents)	**25.1**	19.1	+31%	**13.9**	9.6	+45%
Basic EPS (US cents)	**8.6**	18.1	(53%)	**8.2**	9.9	(17%)
S&M spend as % of overall revenue	**48%**	50%		**47%**	50%	
Indirect invoicing %	**63%**	58%		**65%**	58%	
Non-Americas revenue %	**38%**	32%		**38%**	34%	
Invoicing	**49.4**	46.5	6%	**29.4**	26.8	10%
Deferred revenue	**78.9**	61.6	28%			
Cash balance	**89.9**	80.0	12%			
Pre-exceptional operating cash flow	**10.3**	14.1	(27%)	**4.2**	5.6	(25%)

Second quarter 2005 financial highlights

Revenues for the quarter increased 17% to $24.7m (Q2 FY 04: $21.2m). License revenue represented 22% of total revenue in the quarter (Q2 FY 04: 25%) reflecting a growing customer base and hence an overall higher proportion of renewal revenues. Revenues for the half year to December 31, 2004 increased 15% to $47.1m compared to $40.8m for the same period last year. Geographic expansion has continued with non-Americas revenues representing 38% of overall revenues in the quarter (Q2 FY 04: 34%). This change in mix has been driven by a very strong non-Americas year-on-year revenue growth rate of 33% and an Americas year-on-year revenue growth rate of 8%.

Pre-exceptional EBITDA for the quarter grew 14% to $4.7m (Q2 FY 04: $4.1m). For the half year to December 31, 2004, pre-exceptional EBITDA grew 4% to $8.1m compared to $7.8m for the same period last year. The improvements in this pro-forma measure of profit reflect continued achievement of cost efficiencies in sales and marketing, which more than offset the investment in product development and corporate infrastructure.

As a direct result of the amortization charge of intangible assets relating to the SecureM acquisition and the one-time accounting exceptional item in Q1 05, profit before tax for the quarter declined to $2.9m (Q2 FY 04: $4.1m), and for the half year to December 31, 2004 declined to $3.1m compared to $7.5m for the same period last year. Neither of these charges had a corresponding charge in the prior year periods.

Net interest income in the quarter was $0.6m (Q2 FY 04: $0.4m). The effective tax rate for Q2 was 15% and is expected to continue at this rate throughout FY 05.

Pro-forma basic EPS increased 45% to 13.9 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 increased 31% to 25.1 cents. Basic earnings per share was 8.2 cents in the quarter (Q2 FY 04: 9.9 cents) and for the half year to December 31, 2004 was 8.6 cents compared to 18.1 cents for the same period last year. As is the case for profit before tax, the decline in basic earnings per share reflects the amortization charge and one-time accounting exceptional item.

Full-time Equivalent (FTE) headcount declined to 497, compared to 510 in the preceding quarter (Q2 FY 04: 441) following the previously announced US restructuring. We anticipate that headcount will return to previous levels as new hires are brought in to meet the focus of growth.

Overall Group invoicing in the quarter was $29.4m representing a 10% annual increase over the same period last year (Q2 FY 04: 26.8m). The principal Group invoicing statistics for the second quarter are as follows:

- The proportion of invoicing generated by the channel increased to 65% (Q2 FY 04: 58%)
- Customer renewal rates across all the areas of the business remained very strong in the 70% – 80% range

• Sales of bundled filtering products increased to 26% of total invoicing in the quarter (Q2 FY 04: 24%)
• The average Corporate invoice value increased to $7,400 in the quarter (Q2 FY 04: $6,800)
• The value of 3-year contracts as a proportion of invoicing increased to 47% in the quarter (Q2 FY 04: 41%)
• In the quarter there were 56 deals over $50,000 (Q2 FY 04: 44)
• New customer sales represented 27% of invoicing, sales into the customer base 21%, renewals 49%, other sales 3% (Q2 04: 38%, 19%, 41%, and 2% respectively)
• New customer additions in the quarter were 1,166 (Q2 FY 04: 1,313)

Deferred revenue increased annually by 28% to $78.9m (Q2 FY 04: $61.6m) adding to the Company's forward revenue visibility. Of the total deferred revenue balance, 66% is due to be recognized as revenue within the next 12 months.

Pre-exceptional operating cash flow was $4.2m in the quarter (Q2 FY 04: $5.6m) and for the half year to December 31,2004 was $10.3m compared to $14.1m for the same period last year. Free cash flow was $2.9m in the quarter (Q2 FY 04: $4.9m) and for the half year to December 31,2004 was $8.2m compared to $11.7m for the same period last year. The reduction in second quarter cash flow compared to the prior year reflects the rate of growth in invoicing during Q1 which was historically low.

Group DSO improved to 50 days, and total cash balances grew 12% over the last year to $89.9m (Q2 FY 04: $80.0m) after the cash outflows relating to purchase of own shares to the value of $3.1m in Q2, $4.9m in Q1 and a total of $9.0m since the start of its repurchase program in May 2004. To date, 856,000 own shares have been purchased, representing approximately 2.8% of the Company's current issued share capital. The Company intends to continue to purchase shares during FY 05 within the bounds of free cash flow and the authority given to the Board by the shareholders. For the foreseeable future, the Company intends to retain the purchased shares in Treasury.

Relative to our Group DSO, sales collection periods in China are proving to be longer than expected. As indicated in the previous quarter, we are now recognising revenue arising from sales in China as cash is received. This prudent acknowledgment of the risks associated with extended collection periods has therefore slowed down the rate of revenue recognition from China, and will continue to do so until shorter collection cycles and/or a history of low levels of bad debts have been established.

At the time of the acquisition of the assets of SecureM, the purchase price was estimated at $13.2m which included an earn-out component. The maximum actual purchase price has now been determined to be no more than $12.2m. The earn-out criteria will be established fully by March 31, 2005 and we will report the final actual purchase price at the time of our Q3 results. The modest reduction in purchase price will result in a similarly modest benefit to estimated total cash flow in Q4 05 and a reduction in the remaining amortization charge in Q3 05 through Q4 06.

Corporate highlights

Increased threats demand higher quality and multilayered Security Solutions and are driving the growth in the market
The Secure Content Market is expected to grow to $7.5bn by 2008 with the Web and E-mail Filtering Segments growing by 23% and 34% CAGR respectively. New threats evolve, for example, spyware is occupying much of the IT world at the moment. We believe that in order to secure against threats such as spyware, phishing, gambling and porn, the markets will merge and customers will demand the high-quality multilayered solutions offered by SurfControl, as opposed to point or single product offerings. Our product strategy has recently been awarded first prize in a review of the global market by Industry analysts Frost and Sullivan.

During the quarter, we have seen growth in demand for our software products following the Q1 launch of new versions across our complete product set. Of note in the quarter, the SurfControl Web filter was honoured as "Best Web Usage Monitor" category in Redmond Magazine's 2005 Reader Survey beating Websense and WebTrends. In addition, SurfControl E-mail Filter was recognized as a preferred product in the "Best Secure Messaging Tool or Service" category. Our Web and E-mail products are both finalists in the Secure Computing Awards to be announced later this coming quarter.

We are working with Microsoft on a series of global and regional promotions for our web product on Microsoft's ISA 2004 platform.

RiskFilter appliance gaining market traction
As stated in our last results, our focus is on launching new products and platforms for the delivery of layered Internet Security, such as the RiskFilter appliance. This quarter represents the first full quarter in which RiskFilter has been available. The market reaction has been extremely positive from both end customers and the reseller channel. Given the launch date of October 4th, the early sales achieved in the quarter prove that the right product can deliver results with a short sales cycle. Our growing pipeline therefore indicates good sequential growth in following quarters.

Our customers and channel partners tell us they have welcomed the RiskFilter for the following reasons:

- Ease of Deployment – RiskFilter has been proven by resellers, customers and independent analysts to be easy to install and has therefore delivered on its plug and play design promise
- Scalable – RiskFilter has also performed well in high volume conditions, and has proved to be extremely robust
- High Performance and Value – Given RiskFilter's features, Linux security and simplified administration, the market accepts the premium pricing model of RiskFilter in comparison with competitor offerings

- Expanded Range of Models – In addition to the E10 and E20 launched in October, for 500 and 2,000 user environments, the E30 is also now available for 5,000 user environments. In Q3 we intend to launch a small entry level SME version and a high-end Enterprise version providing a single unit capable of handling high volumes of messaging traffic
- Growing Reseller Channel – since the launch of RiskFilter we have increased the global number of authorized resellers for the appliance to 40, and we expect this to double by the end of the fiscal year

RiskFilter also has won its first public award. The China Electronic Development Institute recently named RiskFilter as one of the top ten Hottest Network Products.

High profile customers, larger deals, and improved renewal rates
During the quarter SurfControl added over 1,100 new customers. Of particular note was the addition of high profile customers in a wide range of territories around the world. We are beginning to see traction in recently entered territories, for example, in the Nordic regions, India and the Far East. The quarter also recorded our highest ever number of $50k+ sales; these 56 sales being further evidence of the robust and scalable nature of our product offerings. Reflecting this international Enterprise presence, new customers included Premier Medical, Oklahoma Department Of Labor, Brinks, Inc., Suzuki, Sri Lanka Telecom, China Southern Airlines Co. Ltd, United Broadcasting Corporation Thailand, Daimler Chrysler, British Olympic Association, British Nuclear Group, NSW Attorney Generals Department, Suncorp Metway, Fiji Government, National Telecommunications Authority of Hungary, CTC TV Moscow and TransCreditbank Moscow. Equally positive, our renewal rates in the quarter moved to the upper end of our 70-80% operating range, with Enterprise account renewals exceeding 80% for the first time since FY 03.

Mobile threats secured by SurfControl Mobile Filter
Following the launch of our mobile content security solution we have seen high levels of interest in SurfControl Mobile Filter, particularly in competitive situations. We are now seeing early traction with both existing and new customers. SurfControl Mobile Filter extends the industry-leading threat protection and flexible filtering of the SurfControl Web Filter to mobile and remote users. As the use of advanced PDAs increases and mobile working outside the office becomes more widespread, there is an increasing need for a mobile security solution. Customers such as Telewest Broadband, Nordic Lan AB, and Bunzl USA Distribution are already benefiting from the increased threat protection and security of the Mobile Filter.

US sales operation improved performance
In the US we have focused our sales and marketing operation in order to make it more effective and efficient in attacking the significant opportunity in this market. Following the reorganization reported at Q1, a number of positive steps have been taken including some significant key hires

Corporate highlights continued

such as a new VP of Marketing, several key marketing and sales professionals, and a new PR agency specializing in Internet Security. More aggressive Internet Security Market messaging programs, a re-focused communications plan, and a highly energized team are emerging. The results are beginning to show: the Americas' sales team corrected its negative year-on-year invoicing performance of Q1 to produce a positive year-on-year result, and Americas' revenue grew 8% year on year.

International operations

We continue to experience strong growth in our International operations with invoicing growth of 35% year-on-year for the first half of the year. Of particular note is recent recognition from IDC that SurfControl has in excess of 30% of the Content Security Market in Australia.

We will continue to focus our international investment on the development of our reseller channel as our primary route to market. Demand from the channel is high for security solutions that protect enterprises from the threats of the Internet, as exemplified by a European reseller roadshow we hosted in January in Austria that had in excess of 120 reseller representatives. The event was supported and attended by key Internet Security partners Microsoft, Juniper, GlobalCerts and Fujitsu Siemens.

Increased demand for Web Filtering appliances

As the market develops, customers increasingly want the choice of solution delivery between software, appliances and managed services. To that end, we have been researching the most appropriate way to offer a Web Filtering Appliance. We believe that the market is best served by leveraging our very strong heritage with Web solutions for the Microsoft ISA 2004 platform. We have therefore created an 'Appliance Version' of our Web Filter which will be available on a wide range of third party appliances supporting Microsoft's ISA 2004 platform. This creates a strong 'meet-in-the-channel' opportunity for SurfControl.

Early adopters of the ISA 2004/SurfControl Web Filter for Appliances are RimApp and Celestix, who will preload SurfControl's Web Filter technology on their very powerful range of MS ISA 2004-based appliances. Relationships with other such appliance vendors are being developed.

We believe that our own branded RiskFilter appliance for E-mail, combined with a range of SurfControl-powered Web Filter appliances delivered through our channel and technology partners, will most directly meet customer demand and therefore provide a strong base for future growth.

Outlook

Growth is our priority and we will continue to invest to achieve it. We continue to anticipate revenues in the range of $97 to $102 million, and as a result of our investment plans we currently expect profitability to be consistent with the current range of market expectations of $17.7 to $22.0 million pre-exceptional EBITDA for the year.

Independent review report by KPMG Audit Plc to SurfControl Plc

for the six months ended 31 December 2004

Introduction

We have been engaged by the company to review the financial information set out on pages 8 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2004.

KPMG Audit Plc
Chartered Accountants
Manchester

31 January 2005

Un-audited Group profit and loss account

for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Turnover	2	**47,126**	40,818
Cost of sales		**(708)**	(614)
Gross profit		**46,418**	40,204
Selling and distribution costs		**(22,784)**	(20,350)
Research and development		**(5,942)**	(4,391)
General and administrative costs		**(9,548)**	(7,824)
Exceptional item-onerous lease charge	3	**(1,648)**	–
Amortisation of intangible assets and depreciation		**(4,599)**	(849)
Movement in equity based compensation charge		**69**	(320)
Total administrative expenses		**(21,668)**	(13,384)
Operating profit		**1,966**	6,470
Proceeds from disposal of business		**–**	183
Net interest receivable		**1,141**	795
Profit on ordinary activities before taxation		**3,107**	7,448
Tax on profit on ordinary activities	5	**(477)**	(1,868)
Profit on ordinary activities after taxation		**2,630**	5,580
Basic earnings per ordinary share (cents)	4	**8.60**	18.11
Diluted earnings per ordinary share (cents)	4	**8.51**	17.62

Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")			
Profit on ordinary activities after taxation		**2,630**	5,580
Movement in share option provision		**(69)**	320
Amortisation of intangible assets		**3,476**	–
Exceptional item-onerous lease charge		**1,648**	–
Pro-forma Profit		**7,685**	5,900
Basic pro-forma Profit per ordinary share (cents)	4	**25.12**	19.15

Reconciliation of Pro-forma Profit to EBITDA (Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):		
Pro-forma Profit	**7,685**	5,900
Tax on profit on ordinary activities	**477**	1,868
Depreciation	**1,123**	849
Net interest receivable	**(1,141)**	(795)
EBITDA	**8,144**	7,822

Un-audited Group profit and loss account

for the three months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Turnover	2	**24,664**	21,154
Cost of sales		**(403)**	(320)
Gross profit		**24,261**	20,834
Selling and distribution costs		**(11,512)**	(10,636)
Research and development		**(3,158)**	(2,242)
General and administrative costs		**(4,922)**	(3,993)
Exceptional item-onerous lease charge		**–**	–
Amortisation of intangible assets and depreciation		**(2,328)**	(438)
Movement in equity based compensation charge		**11**	(6)
Total administrative expenses		**(10,397)**	(6,679)
Operating profit		**2,352**	3,519
Proceeds from disposal of business		**–**	117
Net interest receivable		**582**	441
Profit on ordinary activities before taxation		**2,934**	4,077
Tax on profit on ordinary activities		**(451)**	(1,031)
Profit on ordinary activities after taxation		**2,483**	3,046
Basic earnings per ordinary share (cents)		**8.19**	9.86
Diluted earnings per ordinary share (cents)		**8.10**	9.66
Reconciliation of profit on ordinary activities after taxation to Pro-forma Profit on ordinary activities after taxation ("Pro-Forma Profit")			
Profit on ordinary activities after taxation		**2,483**	3,046
Movement in share option provision		**(11)**	6
Amortisation of intangible assets		**1,738**	–
Exceptional item-onerous lease charge		**–**	–
Pro-forma Profit		**4,210**	3,052
Basic pro-forma Profit per ordinary share (cents)		**13.88**	9.64
Reconciliation of Pro-forma Profit to EBITDA (Earnings before exceptional item, net interest, taxation, depreciation, amortisation of intangible assets, share option provision and after proceeds from disposal of business):			
Pro-forma Profit		**4,210**	3,052
Tax on profit on ordinary activities		**451**	1,031
Depreciation		**590**	438
Net interest receivable		**(582)**	(441)
EBITDA		**4,669**	4,080

Un-audited Group statement of total recognised gains and losses

for the six months ended 31 December 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,630**	5,580
Unrealised exchange difference on translation	**472**	2,507
Total recognised gains relating to the financial period	**3,102**	8,087

Un-audited Group statement of total recognised gains and losses

for the three months ended 31 December 2004

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation	**2,483**	3,046
Unrealised exchange difference on translation	**614**	2,116
Total recognised gains relating to the financial period	**3,097**	5,162

Un-audited Group balance sheet

at 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Fixed assets			
Intangible assets	6	**9,077**	–
Tangible assets		**4,309**	3,446
		13,386	3,446
Investments		**35**	32
		13,421	3,478
Current assets			
Stocks		**4**	–
Debtors	7	**33,143**	22,971
Cash at bank and in hand	13	**89,874**	80,013
		123,021	102,984
Creditors: amounts falling due within one year	8	**(76,973)**	(55,278)
Net current assets		**46,048**	47,706
Total assets less current liabilities		**59,469**	51,184
Creditors: amount falling due after more than one year	9	**(26,962)**	(20,946)
Net assets		**32,507**	30,238
Capital and reserves			
Equity share capital		**5,030**	4,997
Called up share capital	10	**5,030**	4,997
Share premium account	10	**3,905**	2,560
Capital redemption reserve	10	**882**	882
Profit and loss account	10	**22,690**	21,799
Equity shareholders' funds		**32,507**	30,238

Un-audited Group statement of cash flows

for the six months ended 31 December 2004

	Notes	31 December 2004 $'000	31 December 2003 $'000
Net cash inflow from operating activities before exceptional item	11	**10,297**	14,141
Exceptional cash outflow from operating activities		**(275)**	–
Net cash inflow from operating activities after exceptional item		**10,022**	14,141
Returns on investments and servicing of finance	12	**1,378**	859
Taxation		**(1,656)**	(2,577)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(1,501)**	(737)
Sale of tangible fixed assets		**–**	7
Net cash outflow from capital expenditure and financial investment		**(1,501)**	(730)
Acquisitions and disposals			
Purchase of subsidiary undertaking		**(85)**	–
Proceeds from disposal of business		**–**	183
Net cash inflow from acquisitions and disposals		**(85)**	183
Net cash inflow before management of liquid resources and financing		**8,158**	11,876
Management of liquid resources	13	**(11,938)**	(11,724)
Financing			
Proceeds from share issue		**160**	2,532
Purchase of own shares for treasury		**(8,205)**	–
Repayment of capital element of finance lease and hire purchase contracts	13	**(9)**	(21)
Net cash inflow from financing		**(8,054)**	2,511
(Decrease)/ increase in cash in the period	13	**(11,834)**	2,663

Reconciliation of net cash flow to movement in net funds

for the six months ended 31 December 2004

		31 December 2004 $'000	31 December 2003 $'000
(Decrease)/ increase in cash in the period		**(11,834)**	2,663
Cash outflow from decrease in debt and lease financing	13	**9**	21
Net transfers to liquid resources	13	**11,938**	11,724
Change in net funds resulting from cash flows	13	**113**	14,408
Difference on translation	13	**2,291**	3,915
Movement in net funds in the period		**2,404**	18,323
Net funds at the beginning of the period	13	**87,436**	61,634
Net funds at the end of the period	13	**89,840**	79,957

Notes to the un-audited financial statements

for the six months ended 31 December 2004

1. Basis of preparation

The financial statements have been prepared on the basis of accounting policies set out in the Group's audited financial statements for the year ended 30 June 2004.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The results for the six months ended 31 December 2004 and 31 December 2003 are un-audited.

2. Turnover analysis

Turnover by product group

During the periods under review the Group had several products which constituted a single product group related to Internet content filtering for web, e-mail, instant messaging and peer-to-peer.

Turnover by destination	6 months ended 31 December 2004 $'000	6 months ended 31 December 2003 $'000
United Kingdom	**9,348**	7,135
Mainland Europe	**4,113**	3,239
Americas	**29,131**	27,665
Rest of the World	**4,534**	2,779
	47,126	40,818

Turnover by destination	3 months ended 31 December 2004 $'000	3 months ended 31 December 2003 $'000
United Kingdom	**5,015**	3,797
Mainland Europe	**2,401**	1,752
Americas	**15,177**	14,017
Rest of the World	**2,071**	1,588
	24,664	21,154

3. Exceptional item-onerous lease charge

	31 December 2004 $'000	31 December 2003 $'000
Rent on vacant offices	**1,648**	–

During the half year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to profit and loss account in the period.

4. Earnings per share

Basic and fully diluted earnings per ordinary share are calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**2,630**	5,580
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Dilutive effect of share options	**318,602**	850,974
Diluted weighted average ordinary shares in issue	**30,905,831**	31,669,091
Basic earnings per ordinary share (cents)	**8.60**	18.11
Diluted earnings per ordinary share (cents)	**8.51**	17.62

Basic pro-forma profit per ordinary share is calculated as follows:

	31 December 2004 $'000	31 December 2003 $'000
Pro-forma profit	**7,685**	5,900
Basic weighted average ordinary shares in issue	**30,587,229**	30,818,117
Basic pro-forma profit per ordinary share (cents)	**25.12**	19.15

Own shares held in treasury by the Company of 856,000 (31 December 2003:nil) have been treated as cancelled for the purpose of the earnings per share calculation.

5. Taxation on ordinary activities

	31 December 2004 $'000	31 December 2003 $'000
US Federal and state tax	**(8)**	(950)
Non US Corporation tax	**(676)**	(1,703)
Adjustments in respect of previous years	**–**	5
Total current tax charge	**(684)**	(2,648)
Deferred tax	**207**	780
Total tax charge	**(477)**	(1,868)

6. Intangible assets

	Intellectual Property $'000	Goodwill $'000	Total $'000
Cost:			
At 1 July 2004	13,194	711	13,905
Additions	(1)	–	(1)
At 31 December 2004	13,193	711	13,904
Amortisation:			
At 1 July 2004	1,283	68	1,351
Provided during the period	3,298	178	3,476
At 30 December 2004	4,581	246	4,827
Net book value at 31 December 2004	**8,612**	**465**	**9,077**
Net book value at 31 December 2003	–	–	–

The intellectual property and goodwill at 31 December 2004 relates to the written down provisional value of Linux based appliance technology and a sales and distribution operation based in China respectively, which were acquired from SecureM, Inc in April 2004. The intangible assets are being amortised to profit and loss account over twenty-four months from April 2004.

7. Debtors

	31 December 2004 $'000	31 December 2003 $'000
Trade debtors	**19,668**	15,138
Other debtors	**194**	41
Taxation recoverable	**2,133**	–
Deferred tax assets	**7,254**	5,067
Prepayments and accrued income	**3,894**	2,725
	33,143	22,971

8. Creditors: amounts falling due within one year

	31 December 2004 $'000	31 December 2003 $'000
Trade creditors	**3,060**	1,904
Corporation tax	**6,174**	4,976
Taxes and social security costs	**2,176**	1,527
Accruals	**9,098**	5,356
Deferred income	**52,322**	41,490
Obligations under finance leases and hire purchase contracts	**20**	25
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–
	76,973	55,278

9. Creditors: amounts falling due after more than one year

	31 December 2004 $'000	31 December 2003 $'000
Deferred income	**26,580**	20,126
Obligations under finance leases and hire purchase contracts	**14**	31
Equity based compensation	**368**	789
	26,962	20,946

10. Share capital and reserves

	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Profit and loss reserve $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	3	–	102	–	105
Retained profit for the period	–	–	–	2,630	2,630
Purchase of own shares for treasury	–	–	–	(7,932)	(7,932)
Un-realised exchange difference on re-translation	–	–	–	472	472
Equity based compensation	–	–	–	28	28
As at 31 December 2004	**5,030**	**882**	**3,905**	**22,690**	**32,507**
As at 31 December 2003	4,997	882	2,560	21,799	30,238

The Company holds 856,000 of its own shares in treasury for the sum of $9,044,000, which were purchased at an average price of £5.77 ($10.57) including costs. During the half year 750,000 shares were purchased at a cost of $7,932,000 and at an average price of £5.75 ($10.58).

A charge of $28,000 in respect to the net of tax cost of long term incentive share rights has been charged to the profit and loss account within the equity based compensation provision, and has been credited through profit and loss reserve.

11. Reconciliation of operating cash flows

	31 December 2004 $'000	31 December 2003 $'000
Operating profit	**1,966**	6,470
Exceptional item-onerous lease charge	**1,648**	–
Operating profit before exceptional item	**3,614**	6,470
Depreciation	**1,124**	849
Amortisation of intangible assets	**3,476**	–
Profit on sale of tangible fixed assets	**–**	(3)
Decrease in stocks	**65**	–
Decrease in debtors	**625**	2,483
Increase in creditors	**1,393**	4,342
Net cash inflow from operating activities before exceptional item	**10,297**	14,141

12. Returns on investments and servicing of finance

	31 December 2004 $'000	31 December 2003 $'000
Finance lease and hire purchase interest paid	**(2)**	(6)
Bank interest paid	**(1)**	(2)
Other interest paid	**(7)**	(8)
Bank interest received	**1,388**	875
Net cash inflow from returns on investments and servicing of finance	**1,378**	859

13. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 31 December 2004 $'000	At 31 December 2003 $'000
Overnight cash balances and cash in hand	50,518	(11,834)	1,167	**39,851**	38,949
Term deposits	36,959	11,938	1,126	**50,023**	41,064
Cash at bank and in hand	87,477	104	2,293	**89,874**	80,013
Finance leases	(41)	9	(2)	**(34)**	(56)
Total	87,436	113	2,291	**89,840**	79,957

For further information:

SurfControl UK
Steve Purdham, CEO
+44 (0) 1260 296 200
steve.purdham@surfcontrol.com

SurfControl US
Simon Wilson, CFO
Lisa Beatty, US Investor Relations
+1 831 440 2621
simon.wilson@surfcontrol.com
lisa.beatty@surfcontrol.com

ICIS Financial PR
Caroline Evans-Jones
Tom Moriarty, UK Investor Relations
+44 (0) 207 651 8688
carolineejones@icisnet.com
tom.moriarty@icisnet.com

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

Principal Offices
SurfControl Inc.
United States – Massachusetts
1900 West Park Drive, Suite 180,
Westborough, MA 01581 USA
Tel: +1 (508) 621 3900
Fax: +1 (508) 621 3921
E-mail: sales.us@surfcontrol.com

United States – California
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl plc
United Kingdom – Congleton
Riverside, Mountbatten Way,
Congleton, Cheshire CW12 1DY
United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl plc – Singapore
Level 58 Republic Plaza,
9 Raffles Place, Singapore 048619
Tel: +65 6823 1312
Fax: +65 6823 1481
E-mail: support.sg@surfcontrol.com

SurfControl plc – France
Le Challenge 92,
124 bd François Arago
Nanterre, France

SurfControl GmbH
Austria
Dorotheergasse 7,
A-1010 Vienna, Austria
Tel: +43 1 513 44 15
Fax: +43 1 513 44 02
E-mail: sales.at@surfcontrol.com

SurfControl GmbH
Germany
Rüsterstraße 13,
D-60325 Frankfurt am Main,
Germany
Tel: +49 69 70 79 86 0
Fax: +49 69 70 79 86 20
E-mail: sales.de@surfcontrol.com

SurfControl BV
Netherlands
Schouwburgplein 30-34,
3012 CL Rotterdam,
The Netherlands
Tel: +31 (0) 10 402 0000
Fax: +31 (0) 10 402 0099
E-mail: sales.nl@surfcontrol.com

SurfControl Pty Ltd
Australia
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing Messagesoft
Technology Co., Ltd.,
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

SurfControl®

www.surfcontrol.com

The World's #1 Web and E-mail Filtering Company

SurfControl®

Annual report + accounts 2004



Contents

Highlights

- Pre-tax profit increased by **62%** to **$14.4m** (2003: $8.9m)
- Group turnover increased by **19%** to **$87.3m** (2003: $73.2m)
- Group invoicing increased by **16%** to **$106.6m** (2003: $92.1m)
- Cash balances as at 30 June 2004 increased to **$87.5m** (2003: $61.7m)
- Gross profit margin of **98%**
- Increased contribution of indirect channel sales from 49% to 58% for the year

Turnover $m



42.2
54.2
73.2
87.3
01
02
03
04
(Year)

$87.3m

Turnover up **19%** from **$73.2m** in 2003

$87.5m

Cash balance **$61.7m** in 2003

Principal Office
SurfControl Inc
United States – Massachusetts
1900 West Park Drive, Suite 180,
Westborough, MA 01581 USA
Tel: +1 (508) 621 3900
Fax: +1 (508) 621 3921
E-mail: sales.us@surfcontrol.com

United States – California
5550 Scotts Valley Drive,
Scotts Valley CA, 95066 USA
Tel: +1 (831) 431 1400
Fax: +1 (831) 431 1800
E-mail: info@surfcontrol.com

SurfControl plc
United Kingdom – Congleton
Riverside, Mountbatten Way, Congleton,
Cheshire CW12 1DY United Kingdom
Tel: +44 (0)1260 296 200
Fax: +44 (0)1260 296 201
E-mail: surfinfo@surfcontrol.com

SurfControl plc – Singapore
Level 58 Republic Plaza,
9 Raffles Place, Singapore 048619
Tel: +65 6823 1312
Fax: +65 6823 1481
E-mail: support.sg@surfcontrol.com

SurfControl plc – France
Le Challenge 92, 124 bd François Arago
Nanterre, France

SurfControl GmbH
Austria
Dorotheergasse 7, A-1010 Vienna, Austria
Tel: +43 1 513 44 15
Fax: +43 1 513 44 02
E-mail: sales.at@surfcontrol.com

SurfControl GmbH
Germany
Rüsterstraße 13,
D-60325 Frankfurt am Main, Germany
Tel: +49 69 70 79 86 0
Fax: +49 69 70 79 86 20
E-mail: sales.de@surfcontrol.com

SurfControl BV
Netherlands
Schouwburgplein 30-34, 3012 CL Rotterdam,
The Netherlands
Tel: +31 (0) 10 402 0000
Fax: +31 (0) 10 402 0099
E-mail: sales.nl@surfcontrol.com

SurfControl Pty Ltd
Australia
Level 1, 19 Havilah Street, Chatswood,
NSW 2067 Australia
Tel: +61 (0)2 9414 0000
Fax: +61 (0)2 9414 0099
E-mail: sales.au@surfcontrol.com

Beijing Messagesoft Technology Co., Ltd.
Office Tower C2, 3rd Floor,
Oriental Place, Beijing, 100 738, China
Tel: +86 10 8518 8860
Fax: +86 10 8518 0067
E-mail: info@messagesoft.net

SurfControl®

www.surfcontrol.com

Designed and produced by Emperor Design Consultants Ltd
Telephone 020 7729 9090 www.emperor.uk.com

Today we can fairly claim to be a world class software company



Greg Lock, Chairman

In this, my first report to shareholders as the Chairman of SurfControl, it gives me pleasure to report on a year of strong results and continued growth.

FACT: 30-40% OF INTERNET USE IN THE WORKPLACE IS NOT RELATED TO BUSINESS
(SOURCE: IDC, AUGUST 2004)

Invoicing for the year reached $106.6m, turnover grew 19% to $87.3m, this resulted in pre-tax profit of $14.4m and at the year end a cash balance of $87.5m. The last five years have seen a tremendous level of commitment and drive from all our employees led in an exemplary fashion by the executive management. At the end of this fiscal year the Group had 522 employees, and I take this opportunity to thank every one of them for all that they have achieved for SurfControl. During my first year as your Chairman I have had the chance to meet our teams in the UK, USA, Europe and in Australia, and I have found them facing the future with confidence and determination. Our results also reflect the strong and loyal support of our business partners, and I thank them for it. Most of all I thank our customers for choosing our web, e-mail and instant messaging products and services.

The vision set out by Rob Barrow and Steve Purdham some six years ago has borne great fruit and today we can fairly claim to be a world class software company. The Group's success has been built upon the enthusiasm and dedication shown by all the people at SurfControl. It is their skill and expertise which has allowed us to compete on the world stage.

Any more than a few moments spent on self congratulation would be foolish, the world is not static – and in a growing market such as ours the competition only ever gets stronger. During this past year we have put in place a future strategy based on our core capabilities and upon a thorough analysis of our chosen markets and our competition. We have created a platform for future growth. You will see details of our future roadmap in Steve's Chief Executive Strategic Review but already we have made significant moves in technology, geography and markets with the acquisition of a Linux-based filtering appliance and the establishment of a sales and distribution operation in the People's Republic of China.

Your Board has changed in composition to reflect our size and ambition. Rob Barrow decided a year ago that the time was right for him to step down as Chairman. We thank and applaud Rob for his tremendous contribution to our company over many years. Two new Non-Executive Directors have joined us: Jane Tozer and Rene Schuster, strengthening our corporate governance expertise and adding further breadth to our international software and services industry knowledge. We are now a significant company and your Board has also spent considerable time and effort on ensuring we have appropriate governance procedures in place. Throughout this report you will see examples of where we added new and enhanced information about the Group's corporate governance position and the requirements of the Revised Combined Code.

I thank you, our shareholders, for your confidence in our future and I hope you find this report informative and encouraging. I look forward to the opportunity of personally meeting with you, our shareholders, in the coming year.

Greg Lock
Chairman of the Board
6 September 2004

> vision
> leadership
> innovation
> evolution

Building on our success.



Steve Purdham, Chief Executive

In 1998, when we launched our first web filtering software we recognised that the market was due to change from 'protecting children from Pornography' into 'Protecting businesses from Unwanted Content' that would affect Productivity, Resources, Legal Liability and Security. This 'change' in mindset from Porn Blockers to Rich Content Web Filters was the driving force in our adoption by corporations across the globe.

This, together with the desire to produce the best technology available on the market at that time, gave us the ability to capture mindshare and market share, to become leaders in our field and create a growing, cash generative, profitable business

Stop Unwanted Content


INTERNET
CONTENT
RISKS
PRODUCTIVITY
NETWORK RESOURCES
LEGAL LIABILITY
SECURITY

By 2000, the adoption of the Internet as the main business communication tool highlighted that the need to 'Stop Unwanted Content' was about to go beyond the boundaries of Web Filtering. This gained further momentum as the issues of content became universal across Internet delivery mechanisms such as E-mail and then Instant messaging. Furthermore, the content challenges subtly widened to include pornography, sport, entertainment, gambling and eventually the scourge of SPAM. This led to the evolution and strengthening of our software family to include the SurfControl e-mail filter in 2001 followed closely by our Instant Message Filter.

E-mail Boxes
(Business)


648m
699m
754m
806m
04
05
06
07
20 Billion E-mails (non-spam) 2007

(Source: IDC AntiSpam Survey 2004)

But it wasn't just technology that was driving change; increased use of the Internet beyond the US was also a key point of flux, and accordingly we expanded our reach into other geographical regions giving us the global presence that we have today.

Since conception we have experienced a full range of emotions: excitement, frustration, fear, and pride as we have achieved all the objectives that we set ourselves. At the beginning many long term goals were 'set in stone' to drive our vision and actions. The most important ones were building a business which had sustainable growth, was both profitable and cash generative, and in particular generated $100m of annual sales.

With our increasing geographical reach and continued technological advancement to further increase revenues, cash generation and profits, it is with great pride that we can announce that we have achieved all of our original goals, mostly ahead of the original plan produced back in 1997/8.

With invoicing for the year ending 30 June 2004 reaching over $106m, turnover of $87.3m, cash of $87.5m and pre-tax profits of $14.4m, over 520 people and 13 offices around the world together with 'best of breed' products, our 2003/4 year has been another record year.



> vision
> leadership
> innovation
> evolution

Winning tomorrow and beyond is the focus.

Maintaining Momentum
1998-2007 & beyond


$87.3m
Revenues
$14.4m
Net Profit before taxation
98
99
00
01
02
03
04
05
06
07





So after taking a few moments to reflect and enjoy SurfControl's significant achievements we must now focus all our attention on the future.

We have succeeded. We aim to continue: winning tomorrow and beyond is the focus.

In the last 12 months SurfControl has looked further into the future and defined the direction, objectives and technology that we need to evolve. This work culminated in the announcement in May 2004 of our Technology Roadmap.

Our future continues with an aggressive focus on our core strength of Content Filtering. However the dynamics of our market are changing at an accelerated pace, presenting both a significantly bigger opportunity and increased challenges.

Our Roadmap has three key components – technology, geography and market.

To fully appreciate our direction we need to examine the dynamics of change in our market.

Integrated Technology Roadmap


Service
Global Threats
INTERNET
Appliance
Perimeter Threats
Software
Departmental Control

At SurfControl we are developing technologies that will enable us to offer a completely integrated content filtering solution.



Charles Darwin stated that *"It's not the strongest of the species that survives, nor the most intelligent. It is the one that is the most adaptable to CHANGE."*, and SurfControl's ability to adapt to change during its early growth is one of the keys to its success. This ability to adapt to change is also one of the key strengths as we move towards our next exciting level of growth and expansion.

we project. we deliver.

> vision
> **leadership**
> innovation
> evolution

The Market Dynamics – a great opportunity.

In 1996, when the decision was taken to target this market, it hardly existed – but we knew then it would be big. Eight years on, the true implications of internet access in the work place are only just being realised.

The use of e-mail and the web at work has been the most important business development in recent times. It has brought with it fundamental risks and challenges to the business community such as legal liability, risks to productivity, network capacity pressures, and increased security threats. There was an opportunity, the market demanded a solution and we provided it. We provided software that gave our customers the power to choose the type of content they received and the type of content they sent. We provided it on a multitude of platforms to fit within differing technological environments. We enabled companies to stop unwanted content.

This market, which also includes anti-virus solutions, has become known as the Secure Content Market. In 2003, it generated combined sales of $3.2 billion. In 2008, it is predicted to generate $7.2 billion (IDC) growing at a Compound Annual Growth Rate (CAGR) of 17%. The Secure Content Market contains three major segments: web filtering, message security and anti-virus.

Secure Content Market
2003-2008


3.2
3.9
4.7
5.4
6.3
7.2
($Bn)
03
04
05
06
07
08
(Year)

The Secure Content Market is set to show consistent growth for years to come (Source: IDC, 2004)

It has driven our success to date and the opportunity is continuing to expand. However, within this expansion in opportunity and market size the challenges and competition are also expanding. In particular they are evolving in terms of technology delivery and geography.

At a technology level our focus to date has been on high quality software delivery, but as the market has evolved so have the ways in which filtering is delivered. Filtering software is run on a company's server within the corporate network. However, in recent times we have seen an emerging market trend towards putting in place two other filtering solutions, firstly, a hardware solution with the installation of a task specific filtering appliance, and secondly a managed service solution, with content filtering being provided as a service by a third party.

Lyndon B Johnson stated *'Tomorrow is ours to win or lose.'* **We succeeded by never resting on our laurels. We have succeeded by doing things better tomorrow that we did well today. We have succeeded by both driving and reacting to a dynamic and evolving market. We have succeeded because every step we have taken has put us in a position to take the next steps.**




Connect

The following factors have encouraged the growth of demand for the security appliance:

- › **Reduced complexity.** The all-in-one approach simplifies product selection, product integration and ongoing support.
- › **An alternative to software installation with incremental servers.** Customers or, more often, value-added resellers (VARs), value-added dealers (VADs), or managed service providers (MSPs) can easily install and maintain the products. Increasingly, this process is handled remotely.
- › **Install and forget.** The appliances are generally "plug and play," with very little installation required.
- › **Synergy with high-end software solutions.** Appliances are used in remote sites at which an enterprise does not have security professionals on the ground. A plug-and-play appliance can be installed and then managed remotely. This management is synergistic with large, centralized, software-based firewalls and content security solutions.
- › **Less end user interaction.** The black box approach limits the "damage" users can do. This reduces support calls and improves security.
- › **Troubleshooting ease.** When a box fails, it is easier to swap it out than to troubleshoot. The process gets the node back online more quickly, and it can be done by a non-technical person. This feature is especially important for remote offices without dedicated technical staff on site.

This is particularly the case with regard to the control of e-mail. Today, software remains the most favoured e-mail filtering tool accounting for 44% of the market. However the appliance approach now represents 28% as does the managed service solution.

Delivery Segmentation


28%
28%
44%
Software
Appliance
Service
Ferris AntiSpam Report 2004

Today, content filtering is based on three delivery mechanisms (Source: Ferris 2004)

The market opportunity for the Secure Content Appliance is expected to exhibit 70% CAGR between now and 2007 and will be worth $1.6bn.

SCM Appliance Market

(Prime function is content filtering)


$109m
$205m
$390m
$630m
$1bn
$1.6bn
02
03
04
05
06
07
(Year)
CAGR 70%

Of the three content filtering delivery mechanisms, the appliance market is set to grow at the fastest rate (Source: IDC, 2003)

Beyond Appliances there is also the emerging opportunity from Managed Services which is set to show significant growth in the future.

we listen. we respond.

Technology – our three year roadmap to success.



Going forward we are going to build upon our software heritage and our core focus of Rich Content Filtering and extend our offerings into Appliances and Managed Services to provide customers with the ability to manage content using one or a combination of methods that best suit their needs.

Technology Roadmap


S/W
Web
E-mail
Functionality
Enterprise
Scalability
Performance
Compliance
Confidentiality
Others...
APPLIANCE
E-mail App
Web App
INTEGRATED APPLIANCE
Anti-Virus
SERVICE
Base Service
Extended Service
AV
AS
PORN
CPA
INTEGRATED

Software

Currently we provide web and e-mail software and we will continue to offer this solution to new customers and our global customer base alike. During the year, we announced several upgrades and enhancements to our software solution, and added functionality and performance. These included the launch of SurfControl Web filter for Cisco CE and Blue Coat platforms and upgrades to our Web Filtering software for Microsoft Windows, Proxy server and ISA server, Check Point Firewall 1, Linux and Nokia IPSO offerings. For many organisations, software remains the solution of choice and our software is consistently viewed by the market as being the best of breed in its class.

Appliance

This year will mark the launch of the SurfControl filtering appliance and is the result of a year of planning and assessment of the market. SurfControl examined several ways in which to address the market and concluded that the acquisition of an existing appliance vendor would be the best way forward. Accordingly, on 19 April 2004, we announced the acquisition of the principle assets of SecureM, a provider of e-mail appliance technology. By combining our core filtering expertise with SecureM's specific Linux based appliance technology we will launch an e-mail filtering appliance in the second half of calendar year 2004 that is superior to existing competitive offerings.

This is a major new advance in the development of SurfControl. But of course, this is just the beginning and as part of our technology roadmap we will build our web filtering into new generations of SurfControl fully integrated appliances, offering both web and e-mail filtering.

Managed Services

In conjunction with the development of our appliance offering, we are designing a managed service offering enabling the remote filtering of e-mail and web content. This is a natural step for SurfControl. In fact, we have already built up a working knowledge of this area with the provision of our Content Portal Authority solution for OEMs. This technology enables ISPs to provide a centrally managed content filtering service based on our own core technology. The managed services approach completely removes the delivery of content filtering from within the corporate network and is becoming increasingly popular. By providing a managed service, we will provide customers with a third option for content filtering.



Integrated Offering

Having developed the various delivery mechanisms for enabling organisations to filter content, we will be positioned to offer a complete integrated offering. No matter which mechanism our customer wishes to employ we will provide them with the solution based on our trusted core filtering technology.

"SurfControl has always focused on providing its customers with the "total filtering solution." As we embark on our next stage of development, we will provide the market with the ultimate choice – multiple delivery on multiple platforms according to the customer's needs."

we understand. we go beyond.

> vision
> leadership
> innovation
> evolution

Geography – beyond the USA.

Historically, the USA has been the single dominant market for Filtering, however the importance of the rest of the world is starting to emerge with the market opportunity being as much as 57% outside the US by 2008.



This means that, in order to access the larger market opportunity and to provide a balanced risk for future growth, it is important to invest in global infrastructure and expansion. With that in mind we will be increasingly investing in further geographical regions, and in particular mainland Europe and China.

The world is changing, our market is changing and we are changing to meet the challenge and the opportunity.

Our current success, together with the investment in technological and geographical expansion, will continue to drive our long-term growth and profitability.

Steve Purdham
Chief Executive
6 September 2004


522 People, 13 Offices, Worldwide


SCM Software Market
$72 billion (2008)
USA 43%
Europe 36%
Asia 17%
Rest of World 4%
(Source: IDC, 2003)
Global Content Security
Market Forecast 2003-2007
$728m
$1.08bn
$1.30bn
$1.61bn
$1.97bn
03 04 05 06 07
Global Content Security Market:
2003-2007 = 31.4% CAGR
(Source: IDC, 2003)
we perform. we are the difference.

SurfControl at a Glance The Market Facts & Figures

FACT: THE AMOUNT OF SPAM MESSAGES BEING SENT ON AN AVERAGE DAY WORLDWIDE WILL REACH 17BN IN 2004
(SOURCE: IDC AUGUST 2004)



FACT: SPAM REPRESENTS 60-80% OF TODAYS EMAIL
(SOURCE: GARTNER, 2004)

"Some form of IM is now used in 85 percent of enterprises, according to SurfControl's research, yet the IT staff are only managing the IM systems being used about ten percent of the time."

Delivery

Delivery Segmentation


28%
28%
Software
Appliance
Service
Ferris AntiSpam Report 2004

(Source: Ferris 2004)

SCM Appliance Market
(Prime function is content filtering)


$109m
$205m
$390m
$630m
$1bn
$1.6bn
02
03
04
05
06
07
(Year)
CAGR 70%

(Source: IDC, 2003)

Global Content Security Market Forecast 2003-2007


$728m
$1.08bn
$1.30bn
$1.61bn
$1.97bn
03
04
05
06
07
Global Content Security Market: 2003-2007 = 31.4% CAGR

(Source: IDC, 2003)

Market

Secure Content Market
2003-2008


($Bn)
3.2
3.9
4.7
5.4
6.3
7.2
03
04
05
06
07
08
(Year)

(Source: IDC, 2004)

The Market Explosion
Worldwide - 2007


Web & E-mail $1.9 Billion
AV $4.4 Billion
AntiVirus 15% CAGR
Web Filtering 27% CAGR
E-mail Filtering 36% CAGR

(Source: IDC, 2003)

E-mail Boxes
(Business)


648m
699m
754m
806m
04
05
06
07
20 Billion E-mails (non-spam) 2007

(Source: IDC AntiSpam Survey 2004)

FACT: 30-40% OF INTERNET USE IN THE WORKPLACE IS NOT RELATED TO BUSINESS
(SOURCE: IDC, AUGUST 2004)



FACT: 39% OF WORKERS HAVE RECEIVED CONFIDENTIAL INFORMATION VIA E-MAIL THAT WAS NOT INTENDED FOR THEM
(SOURCE: SURFCONTROL, SEPTEMBER 2004)

Technology

Integrated Technology Roadmap


Service
Global Threats
INTERNET
Appliance
Perimeter Threats
Software
Departmental Control

Technology Roadmap
The Next 3 Years

- Enhance Core Competency of Filtering
- Enhance Software Functionality
- Appliance Delivery
- Managed Service

Geography

522 People, 13 Offices, Worldwide



Beijing	Scotts Valley
Chertsey	Shanghai
Congleton	Singapore
Frankfurt	Sydney
Milan	Vienna
Paris	Westborough
Rotterdam	

Finance Director's review



The financial results for 2004 reflect success at every level for the Group.

General
The financial results for 2004 reflect success at every level for the Group. Sales, profits, and cash flow all exhibited strong growth. As a direct consequence, the Group's balance sheet has benefited from higher cash balances and higher levels of deferred income, in turn providing a stronger platform for future investment and growth.

The Group has strengthened its position in the Enterprise market, and continued to achieve high rates of growth in its business outside of the Americas – both key success factors in securing future increases in market share in the Secure Content Market. 87% of the Group's business in 2004 was generated from Corporate customers and 35% from customers outside of the Americas.

This growth has allowed the Group to make investments for the future. In 2004 the Group laid the foundation for the launch of both appliance and managed service versions of our filtering solutions all under the single global brand of SurfControl. At the same time, the Group has established offices in The People's Republic of China and in Paris, expanding its presence in the non-Americas regions to better serve the high market growth rates in demand for Secure Content solutions.

In 2004 the Group laid the foundation for the launch of both appliance and managed service versions of our filtering solutions all under the single global brand of SurfControl.

Acquisitions
In April 2004, the Group acquired Linux-based e-mail filtering appliance technology from SecureM, together with their China-based sales and marketing operations. The key terms and the accounting for the acquisition are set out in note 9 on pages 54 and 55. The operational results relating to the acquired assets were consolidated from the effective date of the acquisition but were not significant to the turnover, costs, or net assets of the Group. Intangible assets arising on consolidation will be amortized over a 24 month period, starting in the fourth quarter of the year under review. The purchase consideration was cash, and the impact on the Group's liquidity position is set the Group cash flow statement on page 44.

Exchange rate fluctuations
The reporting currency of the Group is the US dollar, reflecting the principal trading currency of the Group. In addition, Sterling, the Euro, and the Australian dollar are also trading currencies for the majority of the trading areas outside of the Americas. It is the Group's policy to conduct and settle the majority of trading transactions in the relevant currency of the geographic region, and therefore the Group's profit and loss account is not exposed to significant realised exchange gains of losses arising from day to day transactions. The Group is however exposed to exchange differences arising from the translation of the underlying regional financial statements to the Group's reporting currency of the US dollar. The Group's sales and operations over the last three years have expanded significantly in non-US denominated currency regions, and at the same time the US dollar has experienced an increased level of volatility against other major trading currencies. The combination of these two factors has increased the Group's exposure to such translation differences. The recent weakness in the US dollar, through translation differences, has had a number of impacts on our financial statements in 2004. In the profit and loss statement, both the Group's non-US dollar denominated revenues and costs have increased, resulting in an immaterial net effect on reported profitability. In the balance sheet, all non-US dollar denominated asset and liability balances have increased. The principal accounts affected in 2004 were the Group's cash holdings and deferred income.





FACT 39% OF WORKERS HAVE RECEIVED CONFIDENTIAL INFORMATION VIA E-MAIL THAT WAS NOT INTENDED FOR THEM
(SOURCE: SURFCONTROL, SEPTEMBER 2004)

Turnover

Group turnover increased by 19% to $87.34m (2003: $73.23m) (2002: $54.17m). All turnover in the financial year was organic other than a minor contribution in the fourth quarter of the fiscal year from the China operations acquired from SecureM. Details of trading from the acquisition are provided in Note 3 on page 50. All Group turnover arose from sales of the Group's Internet filtering product set: being Web filtering, e-mail filtering, and instant messaging filtering. The rate of growth in Group turnover in 2004 was less than in previous years primarily because of the slower new business growth rates in the Americas, and challenging market conditions in the US Education market. Growth rates across all areas of our business outside the Americas have been very strong in 2004.

Invoicing, and to a lesser degree turnover, continued to exhibit patterns of seasonality within the year, with Q2 and Q4 typically producing stronger sequential rates of growth than Q1 and Q3. The Corporate market is the key target market of the Group and its turnover grew by 23% to $75.59 (2003: $61.66m) (2002: $44.18m). This market includes the licensing of technology via software developer kits ("SDKs") to Original Equipment Manufacturers ("OEMs"). OEM turnover was $4.04m (2003: $4.01m) (2002: $3.19m). OEM turnover growth has slowed in 2004 as the Group has moved from an annual fee in advance to a royalty arrangement.

The Education market exhibits its own seasonality due to the timing of the school year. Compared to the prior year, Education market turnover fell slightly to $10.58m (2003: $10.83m) (2002: $9.06m) due to the difficult budgetary environment experienced by the majority of US state schools over the last two years.

Home turnover comprises sales of the CyberPatrol Web filter product into the home market. Compared to the prior year, Home market turnover has increased 57%, to $1.17m (2003: $0.74m) (2002: $0.93m) reversing the prior year decline of 20%.

The chart below shows the Group's turnover profile by customer segment for the last three years.

Group turnover profile %


100
80
60
40
20
0
02
03
04
Home
Education
Corporate

The chart below shows the percentage of turnover by destination for the Americas and Non-Americas geographic areas for the last three years. The Americas remains the Group's principal market and generated $57.40m or 66% of the overall Group turnover of $87.34m. However, the market outside of the Americas exhibited a higher annual growth rate of 44%, compared to 10% for the Americas. This reflects both our investment in sales and marketing in the various regions around the world, as well as the emerging and rapid rate of adoption by corporations of content filtering in these regions.

Regional split – Americas & outside Americas %


100
80
60
40
20
0
02
03
04
Outside Americas
Americas

Invoicing and deferred income

The Group invoiced $106.63m in the year, a 16% increase on invoicing of $92.10m for the financial year 2003 (2002: $65.19m).


FACT: THE AMOUNT OF SPAM MESSAGES BEING SENT ON AN AVERAGE DAY WORLDWIDE WILL REACH 17BN IN 2004
(SOURCE: IDC, AUGUST 2004)



A proportion of the Group's invoicing is not immediately recognised as turnover, and is instead deferred over the period of the contract to which it relates. Such deferred income typically relates to content list subscriptions and maintenance contracts. Full details of the Group's accounting policies, including those relating to turnover and deferred income, are given in Note 1 to the financial statements. As at 30 June 2004, deferred income increased by 38% to $75.02m (2003: $54.25m) (2002: $33.9m). Of the carrying balance $49.04m, or 65%, (2003: $37.54, or 69%) (2002: $26.85m, or 79%) is due to be released to turnover over the year to 30 June 2005.

The volume and proportion of the Group's business generated via its indirect channel partners continued to increase in the year. The Company views this progress as a key success factor in achieving scaleable and profitable growth. The chart below shows the Group's invoicing profile by channel segment for each of the financial years under review.

Indirect channel & Direct channel split %


100
80
60
40
20
0
02
03
04
Direct sales
Channel Partner sales

Selling and distribution costs

The Group's main area of expenditure is that of selling and distribution. Costs in this section of the business amounted to $44.03m (2003: $39.74m) (2002: $32.85m). As a percentage of turnover, these costs declined to 50.4% (2003: 54.3%) (2002: 60.7%). The relative cost decline is a result of improving economies of scale, as well as effective management of expenditure. Examples of the economies of scale include utilisation of common global marketing messages for all of the Group's products, the use of existing sales skills and sales channels to sell incremental products, and increasing market recognition of the SurfControl brand. It is management's intention to continue to seek economies of scale combined with effective management of expenditure in the selling and distribution cost category. The main areas of increased spend compared to prior years have been sales commissions (reflecting the 16% increase in invoicing), marketing communication activities, and salary and benefit related costs associated with an expanded workforce. Headcount has increased by 19% to 309 at 30 June 2004 (2003: 259) (2002: 231).

Research and development

Research and development expenditure was $9.68m (2003: $7.53m) (2002: $6.36m). As a percentage of turnover these costs increased to 11.1% (2003: 10.3%) (2002: 11.7%). While cost efficiencies continue to be achieved through location of staff in lower-cost employment areas within the Group, and outsourcing of certain non-core activities, R&D investment has been increased and targeted at key growth areas such as appliances, Linux, and next generation products. Headcount increased by 20% to 136 employees at 30 June 2004 (2003:113) (2002:101). The associated increases in salary and benefit costs is the principal area of increased spend compared to prior years.

Other administrative expenditure and amortisation of intangible assets

Other administrative expenses were $16.81m (2003: $14.58m) (2002: $12.87m). As a percentage of turnover these costs declined to 19.3% (2003: 19.9%) (2002: 23.8%). The Group continues to concentrate on effective cost management and the attainment of economies of scale from this function, in order to offset the necessary increases in infrastructure to support a global organisation with a growing portfolio of products. Headcount increased 8% to 77 (2003: 71) (2002: 73). The main areas of increased spend compared to prior years have been outside services including IT services, legal, tax and other professional advice, together with office related costs, and increased salary and benefits associated with the increased headcount.

The acquisition of the e-mail filtering appliance technology from SecureM together with their Chinese based subsidiary in April 2004 gave rise to an amortization charge of $1.35m in the fourth quarter of the year. The unamortized balance of these intangible assets as at June 30, 2004 was $12.55m. The historical acquisitions completed prior to 2004 gave rise to a goodwill amortisation charge in 2003 of $1.15m (2002: $70.3m). All such goodwill has now been fully amortised.





Share option tax provision
The share option tax provision relates to the potential employer tax liability that may crystallise on the exercise of all outstanding options held by Directors and employees at 30 June 2004, based on the then closing middle market share price of £6.10 (2003: £6.375) (2002: £3.975). The balance sheet provision of $0.45m (2003: $0.54m) (2002: $0.07m) declined slightly over the year, in line with the slight reduction in the Company's share price.

Proceeds from disposal of business
The Group sold its MultiView business unit in February 2001 and has received deferred payment of sale proceeds on a retrospective quarterly basis since that date. Net proceeds recognised in the profit and loss account were $0.31m in 2004 (2003: $0.38m) (2002: $0.25m). In line with the terms of the transaction, no further sale proceeds will be received after the 2003/4 financial year.

Profit before taxation
The achievement of a profit before taxation for the first time in 2003 was an important milestone for the Group. In 2004 this position was consolidated, and pre-tax profit increased by 62% to $14.40m (2003: $8.88m) (2002: loss of $69.39m).

Taxation
A net tax charge of $2.86m was recorded for the year (2002: $2.52m) (2002: credit of $0.98m), and represents an effective rate of 20% of pre-tax profits. Note 8 to the financial statements on page 53 gives details of matters affecting the current tax charge, and how it reconciles to the charge predicted by applying the UK standard corporation tax rate to the Group profit on ordinary activities before taxation.

A deferred tax asset of $6.68m (2003: $4.18m) (2002: $0.81m) has been recognised in the Group balance sheet. The increase in the value of the deferred tax asset in 2004 primarily reflects the extent of US tax losses which are expected to be utilised in the next 18 months.

In accordance with the tax authority requirements around the world and OECD guidelines, the Group implements arm's-length transfer pricing methodologies to reflect the domicile of its intellectual property and the various functions performed within the Group. The Group expects to pay corporation tax in the UK and Australia, and certain US state taxes, in 2005.

The move to becoming self-financing during 2002 has been strongly maintained with net cash inflow from operating activities at $32.64m

Liquidity, capital resources and treasury management
The Group has been cash positive at the operational level throughout the year under review. This has been achieved by a combination of rises in invoicing and pre-tax profitability, combined with steady working capital management. The move to becoming self-financing during 2002 has been strongly maintained with net cash inflow from operating activities at $32.64m (2003: $24.09m) (2002: $11.69m). Net cash inflow from returns on investments and servicing of finance was $1.79m (2003: $0.74m) (2002: $0.63m). The net inflow from returns on investments in all years came primarily from bank interest amounting to $1.81m (2003: $0.78m) (2002: $0.66m). The Group funded the purchase of all tangible fixed assets in the year from its own cash resources, and as in previous years has minimal finance lease commitments. The scale of cash outflow from capital expenditure is increasing in line with the size of the Group and was $2.27m (2003: $1.63m) (2002: $1.06m).

Net cash inflow from financing was $2.87m (2003: $1.23m) (2002: $0.38m) principally in relation to $3.75m of proceeds from exercise of share options (2003: $1.27m) (2002: $0.52m). This was partially offset by a cash outlay of $0.84m (2003 and 2002: $nil) for the purchase of own shares. Further such cash outlays of $0.27m occurred after the year end in July 2004, due to settlement timing differences on share purchases in June 2004.

At 30 June 2004 the Group had total cash holdings of $87.48m (2003: $61.71m) (2002: $35.45m) earning a current weighted average rate of return on closing cash of 2.25% p.a (2003: 2.35%) (2002: 2.71%). Net interest receivable and similar items, primarily bank interest, was $1.86m (2003: $1.11m) (2002: $0.65m). The increase in net interest receivable directly reflects the Group's growing cash balances driven by strong operational cash flow.





FACT: SPAM REPRESENTS 60-80% OF TODAYS EMAIL
(SOURCE: GARTNER, 2004)

The Group will continue to apply its cash resource to fund its working capital requirement, capital expenditure, tax obligations, corporate investment acquisition opportunities, and purchases of own shares.

Employee share option schemes
Full details of the Group's employee share option schemes can be found on pages 61 to 63. The potential employer tax liability that may crystallise on the future exercise of options is estimated and charged to the profit and loss account over the vesting period of the option grant.

The potential dilution of equity from granted options varies to the extent that they are "in-the-money" or "underwater". As at June 30 2004, there were 1,090,815 options with an exercise price below £6.10, which was the closing middle market price on that day. These options represented 3.5% of the issued share capital as at June 30, 2004. In addition there are a further 2,390,679 outstanding options with a grant price above £6.10 which will further dilute equity if the share price rises.

In addition to share options, employees participated in a variety of incentive compensation schemes in the year, the total value of which is disclosed in note 5 on page 51.

Transition to International Accounting Standards
The Group is preparing to fully adopt International Accounting Standards ("IAS") which have an effective date for accounting periods beginning on or after January 1, 2005. The first annual IAS financial statements for the Group will be prepared for the year ending June 30, 2006, with comparatives for fiscal years 2004 and 2005 thereby maintaining the Group's current voluntary practice of providing a three year financial profile. Quarterly comparative re-stated financial statements will also be prepared for fiscal year 2005 to maintain our current quarterly reporting profile for investors and analysts. The Board considers that it is on schedule to adopt IAS in the prescribed time.

The Board considers that it is on schedule to adopt IAS in the prescribed time.

Having reviewed all relevant accounting standards, the potential areas of impact arising from IAS on the Group's financial statements will be accounting for Share-Based Compensation (IFRS 2), Business combinations and Goodwill (IFRS 3) and Intangible Assets (IAS 38). IFRS 2 applies to share-based payments including options granted on or after 7th November 2002 which have not fully vested on January 1, 2005. Since November 2002 the Group has issued 726,000 options, and therefore the majority of total options which have been granted by the Company pre-date 7th November 2002 and will not contribute to the charge to the profit and loss account. The resultant charge to the Group profit and loss account for the fair value of options when IAS is adopted is not expected to be significant.

IFRS 3 applies to all combinations arising on or after March 2004 and therefore the Group's recent acquisition of assets from SecureM will fall under the new standard. The restatement of the accounting for this acquisition is not expected to be significant when IAS is adopted.

The third area of potential impact is accounting for research and development expenditure under IAS 38. Like the majority of software companies in the UK and US, the Group currently expenses all such costs as they are incurred as the Board believes that it would not be a prudent accounting policy to capitalise such costs, given the short life and volatile market conditions surrounding software products. Under IAS, the Group may be required to capitalise a portion of its current development expenditure.

The presentation, terminology, and the nature and extent of disclosure of the Group's financial statements will also change under IAS.

This assessment is based upon the Group's current range of trading activities and current publications from the International Accounting Standards Board, and therefore the actual impact of IAS on the Group's results may differ from that outlined above. In anticipation of the adoption of IAS in 2006, the Group will include estimates of the financial impact in its 2005 Annual Report.



Summary
The financial results for 2004 reflect success at every level for the Group. Solid turnover growth of 19%, leveraged cost efficiencies resulting in 65% growth in operating profit, and a 81% increase in net profit after taxation (79% increase in basic earnings per share). Operating cash flow grew 36% and represented 2.7 times operating profit. The Group balance sheet gained further strength with no debt, over $87m of cash, and over $75m of deferred income giving the Group high levels of turnover visibility into 2005 and beyond. This was a record year by many measures, but the Group must always look beyond – to new opportunity, to challenge, and to change.

Cleary 2005 will be filled with new opportunity, challenge, and change

The Group's three year product roadmap published in May 2004 and presents further opportunities in the areas of appliance and managed service-based deliveries of our content filtering solutions. This will also present new financial and working capital challenges for the Group, for example in managing hardware related logistics with third party vendors and providing 'software as a service'. As the global market for content filtering continues to grow and evolve, so will our customer base grow in different regions around the world. As we enter fiscal 2005, the Group is also making final preparation for the change from UK GAAP to International Accounting Standards for financial year 2006 and comparative periods. Clearly 2005 will be filled with new opportunity, challenge, and change.

Simon Wilson
Chief Financial Officer
6 September, 2004

Board of Directors










1 2 3
4 5 6
7 8

1. Greg Lock
Non-Executive Chairman
Greg Lock was appointed to Non-Executive Chairman on 9 September 2003 after serving on the Board as Non-Executive Director since 17 October 2000. Until April 2000, Greg lived and worked in the United States, France, Germany and the United Kingdom as IBM's Global General Manager, Industrial Sector. In this position, he had worldwide responsibility for IBM's business with companies in the Automotive, Aerospace, Electronics, Chemical, Petroleum and other Manufacturing Industries representing approximately 15% of the company's revenues. He served as a member of the IBM Worldwide Management Council and as a Governor of the IBM Academy of Technology. In addition to SurfControl, Greg serves as Director of Target Computer Group Ltd, Chairman of Nexagent Ltd and Director of Liberata Ltd. He holds an MA in Natural Sciences from Churchill College Cambridge and is a Fellow of the Royal Society of Arts, Manufacturers and Commerce.

2. Stephen Purdham
Chief Executive Officer
Steve Purdham co-founded the vision, architecture and development of SurfControl in 1996. It was this vision and opportunity that enabled the Company to enter the public arena in 1998 and experience rapid growth.

His early experience was as a technical strategist for a major European computer OEM, with specific focus on the financial sector. During the early 80's, he was intimately involved with the emergence of the Open Systems market.

Since mid 90's he has strategically worked with major worldwide software organizations to understand, analyse and define the exploding Internet marketplace. He has been a frequent conference speaker on the subject of the Internet and has contributed to several books and papers on the subject.

As President and then CEO of SurfControl he has been specifically responsible for building the operation, driving the planning, development, marketing and execution of the significant growth of the business from its first appearance on the LSE AIM market, then EASDAQ to its current TechMARK status.

SurfControl has rapidly grown to a leading global operation with over 520 people in fifteen separate locations across the United States, Europe and Asia/Pacific. The company delivers on its promise to help 'Stop Unwanted Content' in the enterprise and has established itself as the world's number one Web and e-mail filtering company in the Content Security Market.

3. Simon Wilson
Chief Financial Officer
Simon Wilson joined SurfControl in 2000 and was appointed as Chief Financial Officer in September 2001. He has served on the Board of SurfControl since July 2001.

Simon joined SurfControl from KPMG's US Corporate Finance Practice, where he specialised in advising software and IT services companies on all aspects of domestic and cross-border acquisitions, sales, divestitures and financings. From 1989 to 1994, Simon held a variety of Finance Director roles at subsidiaries of Misys plc after having spent five years with Ernst & Young.

Simon is a member of the Institute of Chartered Accountants in England & Wales, a member of the Chartered Institute of Marketing, and holds a Bcomm (Honours) from Birmingham University, England.

4. Patrick Jolly
President, Europe, Middle East, Asia and worldwide operations outside America
Patrick Jolly was appointed to the Board in July 2001. Patrick is responsible for overall operations in UK, EMEA and rest of the world outside America, and is also responsible for Corporate Finance and UK legal matters including the structuring and implementation of transactions.

Prior to joining SurfControl, he was a partner specialising in Corporate Finance in Hammond Suddards Edge, a leading UK-based law firm, where he had a particular focus on advising technology companies in relation to fundraisings, and mergers and acquisitions.

5. George Hayter
Senior Non-Executive Director
George Hayter was previously Managing Director of the Trading Markets Division of the London Stock Exchange where he was earlier responsible for the information and trading systems including implementation of TOPIC, SEAQ and SEAQ International. Since 1990 he has acted as an independent consultant to a number of overseas stock exchanges and other UK and overseas organizations.

George was Non-Executive Deputy Chairman of Unipalm Group plc from 1993 until its acquisition by UUNET Technologies Inc in 1995. George is currently a Non-Executive Chairman of E*Trade Group Inc (a NASDAQ quoted Internet stockbroker) and of several other private and public companies.

Having been Non-Executive Chairman, George stood down from this position due to other commitments to take a senior Non-Executive Director position on the Board in June 2000.

6. Kevin Blakeman
President, the Americas
Kevin Blakeman was appointed to the Board in July 2001. Kevin is responsible for overall US operations. Kevin joined the Company in 1993 as a Product Manager in the UK office. He moved to the US in 1995, taking on the role of Marketing Director. In August 1998, he was named VP of Strategic Partners for the SurfControl division, where he was responsible for working with key partners such as Microsoft, IBM, HP, and Tivoli. He was named President of SurfControl USA in August 2000.

7. Rene Schuster
Non-Executive Director
Rene Schuster was appointed to the Board as Non-Executive Director in November 2003. Rene is currently Global Marketing Director for the Vodafone Group.

Previously Rene was Senior Vice President of Hewlett-Packard Company and provided services for IT technologies, including mission-critical infrastructure, application services, and extended enterprise services.

Formerly, Rene joined Compaq in July 2000 as the Chief Executive of Compaq UK and Ireland (the second-largest Compaq subsidiary after North America) and Vice President of Compaq Computer Corporation. Rene joined Compaq from KPMG Management Consulting, where he served as Senior Partner/Chief Operating Officer in the Europe, Middle East and Africa region.

8. Jane Tozer
Non-Executive Director
Jane Tozer was appointed to the Board as Non-Executive Director in November 2003. Jane's current appointments include Directorships of Retail Decisions plc; 3i European Technology Trust plc; and JP Morgan Fleming Income & Growth Unit Trust plc. Jane has a number of other appointments including a Non-Executive position at The Pensions Service, and she is a founder on the Information and TMT Non Executive's Association (ITNEA).

Jane began her career at IBM, spending 13 years there before moving to FI Group (now Xansa plc) as Business Development Manager. She then moved to Softwright Ltd., where she held the position of Chief Executive until 1997 – taking the company from start-up through to a successful trade sale to a NASDAQ quoted company.

Advisers

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Depository for ADS
Bankers Trust Company
4 Albany Street
New York
New York 10006
United States

Registered Office
Riverside
Mountbatten Way
Congleton
Cheshire CW12 1DY

Bankers
Royal Bank of Scotland plc
2 St Philip's Place
Birmingham B3 2RB

Solicitors
Hammonds Solicitors
Trinity Court
16 John Dalton Street
Manchester M60 8HS

Brokers
UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Directors' report

The Directors present their Annual Report for the year ended 30 June 2004.

Principal activities and offices

The Group's principal activity is the development and sale of Internet Web and E-mail Filtering solutions. The Group's products enable customers to manage unwanted Internet content that enters and leaves the business so as to significantly reduce the risks to productivity, network resources, legal liability and security. During the financial year the Group had two product brands, "SurfControl" and "Cyber Patrol". "SurfControl" is the Group's brand for server based web, e-mail, instant messaging and bundled filtering products and is sold into the corporate and education sectors. "Cyber Patrol" is designed for client-based products sold into the home market. Software development kits are also incorporated into product offerings provided by original equipment manufacturer ("OEM") partners.

In the fourth quarter of the year the Group acquired Linux based e-mail filter appliance technology from SecureM, Inc, together with its Chinese based distributor at an estimated cost of $13,194,000 in cash (including earn-out based consideration of $3,123,000 at 30 June 2004). This acquisition will strengthen the Group's filtering product portfolio and global distribution network. The Group has also announced its intention to offer filtering as a managed service in the future.

The Group's products are currently sold in four different ways:

(1) By direct sales after a potential customer downloads a trial copy from the Company's web site (www.surfcontrol.com);
(2) Indirectly through a reseller or partner who may incorporate the products into a broader secure content management solution;
(3) Indirectly through strategic alliances and OEM partners; and
(4) Direct e-commerce sales, without interaction of sales personnel.

Financial results and review of developments

The results for the year are set out in the attached audited financial statements on pages 41to 67. The Directors do not recommend the payment of a dividend and the retained profit for the year of $11.54m is transferred to reserves.

A full review of the operations of the Group during the year, together with an indication of current and future developments can be found in the Chairman's and Chief Executive's Statements on pages1 to10 and the Finance Director's Review on pages14 to19.

Share purchases

During the final quarter of the financial year the Company acquired a total of 106,000 of its own 10p ordinary shares for treasury at an aggregate cost of $1,112,000. The purchases were completed at an average price of £5.83 ($10.41) per share and represented 0.34% of issued share capital at 30 June 2004. At this date the Company has remaining authorisation up to the conclusion of the forthcoming Annual General Meeting to purchase 2,984,000 ordinary shares. The shares were repurchased as the Board believes that it is a good use of shareholder funds given the share price and the Group's future market opportunities.

Research and Development

The Group's activities in research and development are discussed in the Chairman and Chief Executive's Review on pages1 to10. A charge of $9.68m has been recorded in the Group profit and loss account during the period for research and development.

Directors' report

Board structure
The Directors who have held office during the year and their positions on the Board are as follows:

Greg Lock(2)(3)	(age 56) Group Chairman and Chairman of the Nominations Committee.
George Hayter(1)(2)(3)	(age 65) Non-Executive Director and Senior Non-Executive Director
Rene Schuster(1)(2)(3)	(age 42) Non-Executive Director and Chairman of the Remuneration Committee (appointed 1 November 2003)
Jane E Tozer MBE(1)(2)(3)	(age 56) Non-Executive Director and Chairman of the Audit Committee (appointed 1 November 2003)
Simon Acland	(age 46) Non-Executive Director (resigned 1 November 2003)
Rob Barrow	(age 54) Non-Executive Director (resigned 1 November 2003)
Steve Purdham	(age 47) Group Chief Executive.
Simon Wilson	(age 42) Group Chief Financial Officer and Company Secretary
Patrick Jolly	(age 38) President EMEA (Europe Middle East Asia) and World Wide Operations outside of America
Kevin Blakeman	(age 49) President Americas Operations.

(1) Member of the Remuneration Committee.
(2) Member of the Audit Committee.
(3) Member of the Nominations Committee

The Directors retiring by rotation are Simon Wilson and Patrick Jolly who, being eligible, offer themselves for re-election. In addition Jane Tozer and Rene Schuster who were appointed in the year offer themselves for re-election at the forthcoming Annual General Meeting.

A brief description of the recent business experience of Directors serving during the period is given on page 20.

Directors' interests
Details of Directors' interests in the ordinary share capital of the Company and details of their option holdings is given in the Remuneration Committee report on page 33 to 39.

None of the Directors had a material financial interest in any contract of significance, other than a service contract, with the Company or any of its direct and indirect subsidiaries at any time during the financial year.

Substantial shareholders
As at 6 September 2004 the Company had been notified under sections 198-202 Companies Act 1985 that the following shareholders had notifiable interests in the current issued ordinary share capital of the Company.

Shareholder	Ordinary shares held on date of notification	% of total ordinary shares
Fidelity International Limited (including interests of Fidelity Management Research Corporation)	4,261,608	13.71
Deutsche Bank AG	3,110,534	10.01
Tiger Technology Performance, LLC	2,021,108	6.50
Herald Investment Trust plc	1,094,200	3.52
Wellington Management Company, LLP	1,034,522	3.33
Legal and General Investment Management Limited	957,526	3.08
Goldman Sachs Group, Inc	951,541	3.06

(1) Based on 31,086,737 ordinary shares in issue at 6 September 2004.

Directors' report

Employment policy and involvement

The Group believes in developing and maintaining a diverse, multi-talented and highly motivated workforce. The Group is therefore committed to providing equal employment opportunities by establishing discrimination-free recruitment and employment practices, and maintaining an environment that is free from any form of discrimination. The Group companies give full consideration to all employment applications from disabled persons. Disabled employees, and employees who may become disabled during the course of their employment with the Company or Group, are eligible to participate in all appropriate training and career development generally available to staff.

The Directors acknowledge their responsibilities to consult staff and communicate relevant information to them. All employees have access to the internal corporate web site. The Company also uses other methods of communication such as staff meetings, web casts, video conferencing, instant messaging, and e-mail, such that the views of employees can be taken into account in making decisions which are likely to affect their interests.

Creditor payment policy

It is Group policy to pay suppliers in accordance with agreed terms and conditions of purchase, provided that the supplier complies with all relevant terms and conditions. The policy developed is specific to the Group's businesses and, consequently, adoption of an external code of payment to suppliers is considered unnecessary. The average time taken to pay purchase invoices by the Group is 28 days (Company: 35 days).

Political and charitable contributions

The Group made no political contributions during the year. Donations to UK charities amounted to $97,879 (2003: $172,249) (2002: $10,239). In addition to these charitable donations, the Group donated $10,173 to charities outside of the UK (2003:$4,147) (2002:$127,800).

Corporate responsibility

The Group conducts its business having regard to its various stakeholders and the wider community. The Directors are committed to a management culture that promotes the health, safety, and general welfare of employees. As mentioned above full and timely communication is maintained with employees. The Group aims to foster fair and transparent relations with all its customers, whilst maintaining a clear commercial basis to its business transactions. The Group ensures payment is made promptly to suppliers, irrespective of their size, unless there are sound business reasons to withhold payment. Group companies support their communities with involvement in local initiatives, and through charitable contributions. The Board recognises its responsibility to consider social and environmental issues as these arise and to ensure compliance with relevant local statutory regulations. The Board believes it has adequate information systems in place to assess any environmental and social concerns that may arise from time to time. These matters will, where relevant, form part of the Group's risk management strategy although as a software developer the Group has no manufacturing facilities that pose environmental issues. Waste products are recycled in all offices and management aim to ensure responsible use of energy as far as it is economic and practical to so.

The Group's website includes a section dedicated to corporate, ethical, employment and environmental issues. (www.surfcontrol.com/company/csr)

Going Concern

The Directors have reviewed budgets and have a reasonable expectation that the Group has adequate resources to continue as an operational business for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Auditors

An ordinary resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be submitted to the forthcoming Annual General Meeting.

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

> Select suitable accounting policies and then apply them consistently;
> Make judgements and estimates that are reasonable and prudent;
> State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
> Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Directors' report

Annual General Meeting
At the Annual General Meeting of the Company, in addition to the ordinary business of the Meeting, resolutions will be proposed to renew for a further year the authority to allot un-issued shares in the Company, to allot shares for cash free from the pre-emption rights set out in the Companies Act 1985, to give the Company authority to make market purchases of it shares, and to put into place a long-term incentive programme for Executive Directors.

Resolution 8 will renew the Directors' authority to allot un-issued shares in the Company in accordance with section 80 of the Companies Act 1985. The resolution authorises the Directors to allot shares up to an aggregate nominal amount of £1,657,959 (being one-third of the issued ordinary share capital of the Company at the date of this notice plus the maximum current options). The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). The Directors have no immediate intention to exercise this authority other than in connection with the group's employee share schemes.

Under Section 89 of the Companies Act 1985, equity securities in the Company may not be allotted for cash (otherwise than in respect of an employee share scheme) without first being offered pro rata to existing shareholders, unless the prior approval of the shareholders is given in a general meeting. The Directors consider that it is in the best interests of the Company to renew the relevant authority given at the annual general meeting in 2003. Accordingly, a Special Resolution to this effect is proposed as Resolution 9 in the notice of the Annual General Meeting. The proposed authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier) and permits the Directors during this period to issue up to an aggregate nominal amount of £155,434 (representing 5% of the issued share capital at 30th June 2004) without first offering them to existing shareholders.

Under the terms of the Companies Act 1985 and its Articles of Association, the Company has power to purchase its own shares provided that this power has first been sanctioned by shareholders. Resolution 10 authorises the Company to make purchases of up to 3,108,674 shares (representing 10% of the issued ordinary share capital of the Company as at the date of this notice) at a minimum price of 10p and a maximum price (exclusive of expenses) of not more than 5 per cent above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the 5 business days prior to the purchase. The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). As at September 2004 (being the last practicable date prior to publication of this Report) 3,481,494 options to subscribe for ordinary shares in the Company, pursuant to the SurfControl Executive Share Option Schemes were outstanding. If exercised as at the date of this document, those options would represent 10.07% of the total issued share capital of the Company inclusive of shares issued under option. If the full authority to buy back shares being sought is used, the same options would represent 11.07% of the total issued share capital of the Company inclusive of shares issued under option. The fact that the Directors are seeking this authority should not be taken as an indication that the Company will purchase its own shares at any particular price or indeed at all and the Directors would only consider making purchases if they believed that such purchases would be in the best interests of shareholders generally, having regard to the effect on earnings per share.

Full details of the resolution in respect to a proposed long-term incentive programme for Executive Directors will be given in the notice of Annual General Meeting

By order of the Board

Company Secretary
6 September 2004

Corporate governance report

Introduction

The Board supports the principles of the June 1998 Combined Code on Corporate Governance ("the Combined Code") and has broadly complied with it throughout the year.

Reports by Sir Derek Higgs and Sir Robert Smith have prompted recent changes to the Combined Code. The Revised Code applies to reporting periods commencing on or after 1 November 2003 and therefore the Company has no obligation to report on "the Revised Code" this year. However, the Board takes the matter of corporate governance very seriously, and so this report also sets out the Group's compliance in relation to the Revised Code, and our plans to develop our corporate governance practices and procedures in the future. As a result, new or expanded areas addressed in this year's report include Board performance evaluation, details of the operation of Board committees, Non-Executive Directors' Board attendance records, whistle-blowing procedures, and shareholder communications.

Details of non compliance with the Combined Code and the Revised Code are given on page 32.

1. The Board of Directors

The Group is controlled by a Board of Directors that currently comprise four Executive and four Non-Executive Directors. The Non-Executive Directors are George Hayter, Greg Lock, Rene Schuster, and Jane Tozer.

The Board has adopted a Schedule of Matters reserved for its approval. The Board's responsibilities extend to setting overall business and market strategy for the Group as a whole. This involves approving significant strategic decisions such as acquisitions, product and market diversification, and capital structure. It also involves approving annual operating budgets and monitoring performance against budget, establishing a risk framework and setting tolerances for a risk profile, and monitoring executive and management performance. All operational decisions within this business and market framework are delegated to executive management.

George Hayter, Greg Lock and Rene Schuster are shareholders in the Company. All the Non-Executive Directors are considered by the Board to be independent of the Company and Group, as defined in section A3.1 of the Combined Code, as each Non-Executive Director possesses considerable outside expertise, and is able to exercise detached judgement in dealing with matters before the Board. The senior independent Non-Executive Director is George Hayter, who was appointed to the Board on 15 June 1998. Although the senior Non-Executive Director holds stock options in the Company which were granted in 2001, subject to performance criteria, the Board does not consider that this affects his ability to exercise independent judgement.

Board meetings were held on eight separate occasions during the year. In advance of each meeting, the Board is furnished with timely information to enable it to discharge its duties, including inter-alia reports covering local operating performance and activities, a Group operational summary, management accounts with budget variance analysis, most recent forecasts, and status reports on taxation, working capital management, human resources, information systems, internal control reviews and changes, treasury and strategic matters. The Non-Executive Directors also meet from time to time, outside of Board and committee meetings, without the presence of Executive Directors.

Directors have access to the advice of the Company Secretary at all times, and may seek independent professional and legal advice. Although there is no formal training programme, training is provided to Directors on induction and from time to time on request.

All Board Directors are subject to re-election in accordance with the Company's Articles of Association, which require up to one third of Directors to be eligible for re-election in each calendar year. A Director is also subject to re-election at the Annual General Meeting following their initial appointment to the Board.

Professional commitments of the Chairman of the Board

The Chairman of the Board is Greg Lock, who is also chairman of Nexagent Limited and held Directorships in Target Group Limited and Liberata Limited throughout the year.

The biographies of all of the Board's Directors, and their continuing outside Directorships if any, are set out on page 20 of this annual report.

Corporate governance report

Board Committees

There are three Committees of the Board, which are:

(a) Remuneration Committee

The Remuneration Committee consists of three Non-Executive Directors: Rene Schuster (Chairman), George Hayter, and Jane Tozer. Simon Adand was Chairman of the Committee prior to Rene Schuster's appointment on 1 November 2003. In accordance with the recommendations of the Higgs Report, Greg Lock resigned from his position on the Committee on 29 January 2004. Other Board Directors and senior Human Resource managers are from time to time invited to attend Remuneration Committee meetings at the request of the Chairman. The Committee's responsibilities are to set the remuneration for the Executive Directors, and to set the remuneration policy for the Group so as to enable the recruitment and retention of high calibre executives and senior management. The Board's Remuneration Report on pages 33 to 39 provides further details of the Committee's responsibilities and work. The Committee meets no less than twice each year, and it has met five times in the year under review. The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/cg.

(b) Audit Committee

The Audit Committee consists of four Non-Executive Directors: Jane Tozer (Chairman), George Hayter, Greg Lock, and Rene Schuster. In the Board's opinion, Jane Tozer has relevant up to date financial experience and is suitably qualified to chair this committee. Greg Lock acted as Chairman prior to Jane Tozer's appointment on 1 November 2003. Other Board Directors and senior accounting managers are from time to time invited to attend Audit Committee meetings at the request of the Chairman.

The Committee is responsible for monitoring all accounting, reporting, control and financial aspects of the executive management's activities, and for ensuring that an appropriate risk management framework is in place for the Group. It is also responsible for ensuring that the financial performance of the Company and Group is properly reported with regard to compliance with UK Company law, accounting standards and best practice requirements of the Combined Code.

The Committee meets no less than four times a year, and meets with the external auditors each quarter to review their reports in relation to the Group's accounts and internal controls. The Committee also reviews significant areas of business and financial risk, and assumptions or judgements made by management in assessing these risks. In addition the Committee and/or the Chairman meet periodically with the external auditors without the presence of the Finance Director or other Executive Directors. In the year under review, the Committee met four times.

The Board reviews the need for an internal audit function annually. At present an internal audit function is not considered necessary for a number of reasons: the small size of the Group, the relative simplicity of the nature and type of transactions entered into by the Group, significant executive involvement in the Group's day to day business, the ongoing improvement of internal controls and the operation of key financial controls via peer review. As the Group increases in size, global reach, and complexity of business mix, the possible need for an internal audit function will continue to be reviewed at least annually.

The Company has not historically adopted a formal 'whistle-blowing' procedure, although it has always encouraged open communication between staff, HR, senior management and Executive Directors. The Audit Committee is working to include the formality of written guidelines and to encourage any employee or Executive Director to communicate matters of concern directly to the Non-Executive Directors if they wish. The written guidelines will upon completion be published on the Company's website. These reporting procedures will be reviewed annually to measure their effectiveness and details will be disclosed in the 2005 Annual Report.

The Committee is responsible for making recommendations to the Board on the appointment, reappointment and removal of the external auditors. The Committee keeps under review the cost effectiveness, independence and objectivity of the external auditors, as well as maintaining a policy on the use of external auditors for non-audit services. The policy's objective is to avoid potential conflicts of interest or circumstances where the external auditor's judgement or independence may be compromised, and only to retain the external auditors where their knowledge and expertise provides service over and above other professional service providers of similar standing. In the year under review, the majority of non-audit services provided by the external auditors related to tax compliance and planning. Details of the non-audit services, together with their cost, are set out in Note 6 on page 52.

The full text of the Committee's terms of reference, and its policy on the use of external auditors for non-audit services, may be found on the Company's website at www.surfcontrol.com/company/cg.

(c) Nominations Committee

The Nominations Committee consists of four Non-Executive Directors: Greg Lock (Chairman), George Hayter, Rene Schuster, and Jane Tozer. The Committee's responsibilities are to identify, evaluate and select candidates for Board positions, and to review annually the composition and size of the Board. It makes recommendations on appointments and changes to the composition to the Board.

Corporate governance report

During the year under review the Committee (at the time consisting of Greg Lock (Chairman), George Hayter, Simon Acland and Rob Barrow), recommended two Non-Executive appointments to the Board: the Chairman of the Audit Committee and the Chairman of the Remuneration Committee. These recommendations were accepted. In making these appointments the Board considered, but did not utilise, the services of an external search firm. Instead, a list of twenty qualified candidates was drawn up from a variety of sources. Ten of these were interviewed and considered for the positions. The prime qualities sought for the Chairman of the Audit Committee were recent and relevant financial experience, and a passionate commitment to the principles of strong corporate governance. For the Chairman of the Remuneration Committee, the qualities were high levels of knowledge, experience and understanding of a global software and services business at a senior level.

The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/cg.

The attendance record at Board and committee meetings for Non-Executive Directors was as follows:

Board Director	Board		Audit		Remuneration		Nominations	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Greg Lock[1]	8	7	4	4	1	1	1	1
George Hayter	8	6	4	3	5	4	1	1
Rene Schuster[2]	6	5	2	2	4	4	n/a	n/a
Jane Tozer[2]	6	6	2	2	4	4	n/a	n/a
Simon Acland[3]	2	2	2	2	1	1	1	1
Rob Barrow[3]	2	1	2	1	1	1	1	1

[1] Greg Lock resigned from the Remuneration Committee 29, January 2004.
[2] Rene Schuster and Jane Tozer were appointed to the Board 1, November 2003
[3] Simon Acland and Rob Barrow resigned from the Board 1, November, 2003

Reasons for non-attendance were telephone system failure at a remote location, illness, and unavoidable travel delays.

The attendance record at Board meetings for the Executive Directors was 100% for each individual.

Annual performance evaluations

Previously the Board has not conducted formal annual performance evaluations of the Board as a whole, the individual Non-Executive Directors, the Chairman, or the Board Committees. Such evaluation to date has been informal and ad hoc. In response to the recommendations of the Revised Combined Code, the Board conducted an evaluation of its effectiveness in a separate meeting with all members present. Attendance at Board and Committee meetings was reviewed and each Board member provided his or her assessment of the Board's collective performance. The review considered committee terms of reference and the timeliness and efficacy of each committee's performance and output. Input was obtained from the auditors on the performance of the audit committee.

Whilst the assessment results were very encouraging there were nevertheless clear areas for improvement, and an agenda for implementation has been put in place. The Group is committed to continuous improvement in its business operations, and this same ethos applies to the Board.

Separately the Senior Independent Director conducted an assessment of the performance of the Chairman with input from each member of the Board. The Chairman was absent from the discussions. This assessment was shared with the Chairman and suggestions made for improvement were accepted by him.

The processes and improvement agenda described above will form an integral part of the Board's work and the formal assessment of performance will be conducted annually

For the year under review, as in prior years, the Executive Directors' performance is appraised by the Chairman (who also obtains feedback from the Non-Executive Directors) in conjunction with the Chief Executive. This follows the Chief Executive's own evaluation of their performance and contribution to the Company. The Chairman also evaluates the performance against objectives of the Chief Executive having obtained input from the Non Executive Directors. The Remuneration Committee considers these evaluations in their decisions on bonus awards for the year, and in the setting of future compensation for the Executive Directors.

Corporate governance report

2. Shareholder Relations
The Group keeps in contact with investors through a regular communication programme involving a variety of analyst and institutional meetings, recorded telephone conference calls, and technology bank conference presentations. On a pre-set schedule, the Group publishes un-audited results each quarter via Reuters News Service. The Group's annual and interim reports are circulated to shareholders, all known interested parties, and through the Financial Times/Daily Telegraph subscription service. The pre-set publication schedule, together with downloadable copies of all financial results, is also published on the Group's web site. The Group also publishes on the Company's web site downloadable copies of all presentations made to investors or analysts. These activities are an integral part of the Company's policy of maintaining a high level of transparency with investors and complying with its obligations as a fully listed company. The Company also hosts an annual Analyst Day where non-financial aspects of the Group's operations and products are discussed. The CEO and Finance Director are the primary points of contact for shareholder relations. The Chairman of the Board is available on an ongoing basis to meet with major shareholders, and promptly responds to any ad hoc requests for meetings. In addition, the Chairman extends an offer to meet with all of the Company's top 10 major shareholders each year, together with the CEO.

3. Internal control
The Directors acknowledge their responsibility for the Group's system of internal control. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed, and by their nature can provide only reasonable and not absolute assurance against material misstatement of financial information or safeguarding of assets.

Guidance for Directors, "Internal Control: Guidance for Directors on the Combined Code" was published in September 1999. The Group considers that it complied with this guidance for the year ending 30 June 2004, and through to the date of the approval of the financial statements.

A review of the business risks faced by the Group and the effectiveness of existing internal controls takes place at least annually. Discussed below are the four major business risks currently faced by the Group, together with the systems and initiatives in place to address these risks.

(a) Quality assured product development
Bringing products to market that meet and anticipate customer demand is critical in the software industry, as life cycles are short and competition is fierce. If not successful, new business growth will slow and customer retention will suffer.

To address the risks associated with product development, the Group operates a formal product development life cycle process, and the functions of Product Management and Engineering are separately managed and staffed. This ensures that product development is 'market-led' rather than 'engineering-pushed'. Close relationships are maintained with our resellers, the major security platform and Secure Content Management vendors, and of course our customers, in order to ensure timely market feedback within the overall development process. Quality Assurance (QA) extends beyond assuring feature-rich products and upgrades, to ease of installation, inter-operability with all the popular operating and network environments, and scalability. For example, the Group recently announced key inter-operability relationships for its Web filtering solution with Cisco and BlueCoat – two leading vendors of Content Caching Engines. To complement the formal QA process, the QA and Technical Support teams have a formalised escalation process that explicitly evaluates the potential risk to the wider customer base represented by each reported problem or bug. A global QA database tracks and evaluates problems captured by the Support teams, and weekly 'bug' meetings are held to ensure that problem resolution is timely. The Group's global resources support efficient QA and product development by having highly skilled teams in cost-effective regions of the world, such as China, Australia, and the UK.

To complement in-house development, and to reduce time to market, the Group outsources certain non-core projects. The Group also evaluates partnering, investment, and acquisition opportunities as a means to cost-effectively reduce time to market. For example, in the year under review the Group outsourced a number of product translation projects, and acquired the intellectual property of an e-mail filtering appliance.

(b) Acquisitions and new business areas
Historically and in the year under review the Company has acquired businesses and technology to accelerate time to market in executing its strategic plans with respect to technology, markets, and geographic reach. Acquisitions present a high risk/high reward profile to any company, and this is particularly true in the field of software and technology, due to the highly competitive nature of the market and rapidly changing market conditions. Risks arise in three broad categories: Candidate selection, valuation, and integration. The Group seeks to manage these risks in relation to the potential rewards of accelerated time to market for high quality and competitive product offerings, and the acquisition of teams and channels to deliver such products. If the rewards outweigh the costs and managed risks, a positive return to investors can be achieved. If the costs and risks outweigh the rewards, the Group's financial position could be harmed. The Group seeks to manage these risks by using multi-disciplinary teams to evaluate a wide range of acquisition candidates before completing any acquisition. Disciplines within the teams include product management, engineering, finance, and legal. Each team is led by two Executive Directors, being the Finance Director and the President of the region in which the candidate is located. Outside advisors are used where appropriate to assist in due diligence. The CEO has oversight of the due diligence, and the Board reviews due diligence

Corporate governance report

findings, approving valuation and the actual decision to acquire a company or technology. Integration risk is managed by involving Company management from HR, IS, and other support functions in the latter stages of due diligence to develop a detailed integration plan. Integration commences immediately upon completion of an acquisition and involves the same multi-disciplinary team that conducted the due diligence, in conjunction with the acquired entity's management.

In May 2004, the Company announced a three year product and technology roadmap, which included delivering its filtering solutions via appliance and managed service platforms, in addition to the current server software basis of delivery. The acquisition of Linux based e-mail filtering appliance technology in April 2004 has accelerated the Group's ability to execute against this product roadmap. Appliances and managed services represent new business areas of opportunity for the Group, in which the Group has little prior experience, and therefore present new areas of risk. The Group will seek to manage these new risks by outsourcing non-core activities, such as manufacturing, logistics, and hosting. Additional skills will be hired into the Group as appropriate.

In April 2004 as a result of the acquisition of the principal assets of SecureM, Inc., the Group acquired sales offices in China; for the first time directly penetrating this large and culturally different marketplace. New markets afford new opportunities for the Group. Lack of experience in new markets and cultures also present new areas of risk. The Group will seek to manage these new risks by retaining and hiring locally experienced employees and managers, utilising external expert advice with regard to local trading and regulatory conditions, and applying additional internal control procedures. Examples of internal controls include more senior levels of expenditure authorization, increased oversight by Group management, and more frequent and detailed financial controls relative to the size of the local operation.

(c) Intellectual property

The Group's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Group's products, services and brand. Effective intellectual property protection may not be available in every country in which the Group's products and services are distributed. Unauthorized use of the Group's intellectual property, or third party intellectual property claims, with or without merit, could be expensive to litigate or settle and could divert management resources and attention. The Group relies on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions to protect the Group's proprietary technology and intellectual property. The Group also controls access to proprietary technology, and enters into confidentiality and invention assignment agreements with the Group's employees and consultants, as well as other third parties.

(d) Internal communication and management information systems

The Group operates out of thirteen offices in eight countries, and has grown both organically and by acquisition. Rapid growth on a global basis presents risks associated with communication, while the use of various local information systems (which are often legacy applications from past acquisitions) may have a detrimental impact on the production of accurate, timely and relevant management information.

To address the risks associated with communication and management information flows, the Information Systems (IS) team operates as a global function to create and implement common systems that produce consistent data in standard reporting formats. IS has a formal Management Information Systems (MIS) development plan covering a rolling two year period. In addition, challenges associated with communication across the organisation are met through use of tools such as video, telephone, instant messaging and email. Management and executive meetings are also frequently held, examples of which are given in the Non-Financial Reporting paragraph below.

In addition to the four major business risks discussed above, there are a number of monitoring, reporting, and control risks which are common to many companies, irrespective of market sector, size, or rate of growth. The principal current control procedures operated by the Group to address such risks include:

i) Control environment

The Group's control environment is the responsibility of the Board, however senior management work hard to improve the level of risk awareness throughout the Group. Operational managers are delegated with the implementation and day to day monitoring of internal controls. Operational matters are communicated to the Board through operating unit or global function reports at each Board meeting, held eight times per year. The effectiveness of financial internal controls is reported to the Board by the Chief Financial Officer at each Board meeting. The Board also receives a quarterly review from the external auditors, in addition to the year end review, covering the scope of controls that they have sought to rely on in order to form an opinion on the financial statements.

ii) Risk assessment

As noted above the Board has established a formal procedure to monitor the risk environment and reviews how controls are developed and adapted to minimise the Group's exposure.

Corporate governance report

iii) Financial reporting
A comprehensive budget is produced once a year and is reviewed and approved by the Board. Rolling quarterly operating forecasts are completed monthly, and are reported to the Board monthly. Budgets are devolved to local and regional operational management who are responsible for managing their operating units within budgetary constraints. Individual department managers are aware of and accountable for their authorisation limits with regard to expenditure and staff recruitment.

The monthly results of the operating units are reported monthly to the Board and compared to the current budget. In addition, key performance indicators ("KPIs") relevant to the Group are monitored more frequently; on a daily and weekly basis by senior management, for example invoicing levels and sales mix, cash flows, and leads generated by marketing. Any trend in the KPIs away from budget is brought to the attention of the Board.

iv) Non-financial reporting
Management in sales, marketing, product management, engineering, technical support, human resources and legal meet at least monthly as teams to monitor and assess progress against current operating plans, as well as opportunities to improve inter-operation. These meetings occur separately in each major office within the Group.

Senior management meets monthly via telephone or video link to review and discuss short term tactical and operational matters. These meetings are global in nature and bring all disciplines together at each meeting. Issues that affect multiple departments, and communication are explicitly targeted as important agenda items.

The Executive Directors meet twice monthly to discuss operational and strategic matters. Once per quarter these meetings cover strategic matters with a time-frame extending beyond the current operating plans and budgets.

v) Treasury policy
The Board has a formal policy governing its treasury function, which is reviewed annually by the Board. The policy's objective is to produce a competitive yield on Group funds without exposing the Group to a significant level of risk, such that sufficient cash is preserved for working capital and investment needs. The following risks are explicitly addressed: liquidity, counterparty, product, interest, and exchange.

4. Provisions of the Code

Throughout the financial year ended 30 June 2004, and through to the date of approval of the financial statements, the Board consider that the Group has complied with Section 1 of the 1998 Combined Code except to the extent described below:

Non-Executive Directors' Service Contracts and Share Options
In accordance with the terms of their original appointments, Non-Executives currently serve under service contracts without a specified fixed term, but with notice periods of three months.

The Company has in the past granted options over ordinary shares to the senior Non-Executive Director. These grants occurred several years ago when the Company was a much smaller business than it is today, reflecting the very significant growth in the business over a short period of time. The senior Non-Executive Director is considered by the Board to be independent.

In addition, throughout the financial year ended 30 June 2004, and through to the date of approval of the financial statements, the Board considered that the Group has complied with Section1 of the Revised Combined Code except to the extent described below:

(a) Audit and Remuneration Committee Membership
The Audit and Remuneration Committees did not wholly comprise independent Non-Executive Directors throughout the financial year as required by provisions B.2.1 and C.3.1 of the Revised Combined Code. Following Greg Lock's appointment as Group Chairman he resigned from his position on the Remuneration Committee in Janurary 2004. Greg Lock remains a member of the Audit Committee because the Board believe him to be independent and highly value his input to the Committee's work.

(b) Board Performance Evaluations
The Company recently adopted a formal process for evaluating the performance of the Board as a whole, its committees, the individual Non-Executive Directors, and the Chairman as required by provision A.6 of the Revised Combined Code. As such this process has not been in place for the whole of the year under review.

(c) "Whistle-blowing" Procedures
The Company's current informal and unwritten procedures for reporting matters of employee concern have always encouraged open communications with all levels of staff including Executive Directors, but have not historically included encouraging employees or Executive Directors to communicate matters of concern to the Non-Executive Directors. These reporting procedures will be formalised and amended to encourage communication with any and all Board members, from the second quarter of fiscal year 2005.

Directors' remuneration report

Introduction
The purpose of this report is to inform shareholders of the Group's policy on Directors' remuneration as recommended by the Remuneration Committee and adopted by the full Board. The report details how the Board has complied with the Directors' Remuneration Report Regulations 2002 from the Department of Trade and Industry, and section B of the Combined Code.

Members of the Remuneration Committee and advisers
The Committee comprised of the following Non-Executive Directors during the year:
Rene Schuster (Chairman appointed 1 November 2003)
George Hayter
Jane Tozer
Simon Adand (Chairman resigned 1 November 2003)
Greg Lock (resigned 29 January 2004)

Simon Adand resigned from both the Committee and the Board. Greg Lock resigned from the Committee to comply with the revisions to the Combined Code, which state that the Chairman of the Board should not sit on the Remuneration Committee.

The Committee has received market data on competitive levels of compensation in the UK and US from New Bridge Street Consultants and Radford US during the year. The consulting firms provide information to the Human Resources department from time to time but are not retained to provide any specific consulting services for the Committee or the Group generally.

During the year the Committee has also consulted Steve Purdham and Greg Lock about its proposals relating to the remuneration of other Executive Directors. The Committee also consults with other senior members of staff on an occasional basis.

Terms of reference
The Committee works within detailed terms of reference, which are set by the Board. Copies of the Committee's terms of reference are available from the Group's web site, www.surfcontrol.com/company/cg and are summarised below:

> The scale and structure of all aspects of remuneration for the Executive Directors and the Non-Executive Chairman;
> The Group's overall policy on executive and senior management remuneration;
> The level and performance basis for share option or other share-based awards to Executive Directors, senior management and staff; and
> The maintenance of service agreements with the Chairman and Executive Directors.

The fees for Non-Executive Directors are a matter reserved for a Committee of the Board which does not include any Non-Executive Directors.

Remuneration policy
The Committee believes remuneration levels should be competitive, and based on individual contribution. The aim of its policy is to provide incentive structures which support the achievement of the Group's growth and financial performance goals. The current policy is to determine executive and senior management remuneration by reference to comparisons in the global software technology sector, whilst having regard to the relative performance and growth prospects for the Group, and the current and expected future performance of the individuals concerned. The Committee, when setting remuneration for the executives and senior management also takes into account practice applicable to other employees within the Group.

The Committee is of the view that a significant proportion of executive remuneration should be linked to corporate performance so that the interests of the executives are aligned as far as possible with those of shareholders. Performance related payments for the Executive Directors for the financial year ended June 2004 consisted of a combination of cash bonuses and share options.

There were no significant changes in the structure of executive cash-based remuneration since the end of the financial year, although the Committee is currently in the process of reviewing long-term incentive arrangements for the Executive Directors. There were no LTIP's in operation during the year under review. It is intended that neither Executive nor Non-Executive Directors will receive share options for the foreseeable future, but that Executive Directors will participate in a new long-term incentive scheme paying due regard to corporate governance best practice. Details of the proposed scheme will be presented to shareholders for approval as part of the notice of the 2004 Annual General Meeting. Other than the introduction of the new LTIP, the current intention of the Committee is to continue the same remuneration policy during the next and subsequent financial years.

Directors' remuneration report

Basic salary and benefits in kind
Basic salaries are subject to annual review and are fully pensionable. Salaries are designed to be competitive in order to recruit and retain excellent people.

Benefits in kind include a Company car (or allowance where appropriate) for UK based Directors, and access to Group employee medical schemes and life assurance cover for all Directors. These benefits are not pensionable.

Annual and monthly cash bonus scheme
Annual bonus arrangements are intended to provide incentives to the Executive Directors to achieve the Group's pre-determined operational objectives for the year under review. Executive bonuses are based on a mix of financial objectives relating to regional or Group revenue and Group EBITDA with minimum and threshold achievement levels. 75% of such bonus is payable if the Group attained 95% or more of the target EBITDA.

Cash bonus payments represented 48% of executive basic pay in the current year (2003: 53%) (2002: 40%). 70% of Executive Directors' cash bonus is uncapped. Bonuses are not pensionable.

Share options
The Remuneration Committee regards share options as an important component of total remuneration but intends to make only limited allocation of options in the future, for the benefit of senior management rather than Executive Directors as detailed above. The grant of options to senior management are subject to operational and individual targets, and are set in consultation with the CEO and the Executive team.

Up to now Executive Directors' entitlement to options under the Group scheme have been subject to the achievement of the following performance conditions:

For financial years 1999-2003 options were granted to executives based on a mix of Group revenue and EBITDA targets for the relevant year of account. Outstanding options arising from this period have been fully tested as to performance criteria and are eligible to vest in accordance with the terms of the original grant, or have otherwise lapsed.

For financial year 2004, 280,000 options were granted to the Executive Directors on 3 July 2003 at a price of £6.475, which was the closing middle market price on that day. Steve Purdham received 100,000 options and the other Executive Directors received 60,000 options each. The options were subject to the following performance and vesting conditions:

> 80% of options vest on 2 July 2004, subject to achievement of Group target EBITDA for the year ended 30 June 2004, with 75% of such options vesting if the Group attained 95% or more of target EBITDA;
> 10% of options vest on 2 July 2005, provided that the Company's total shareholder return (TSR) exceeds the median achieved by techMARK listed companies over the period July 2003-July 2005;
> 10% of options vest on 2 July 2005, provided that the Company's TSR is in the upper quartile achieved by techMARK listed companies over the period July 2003-July 2005.

Additionally, in the event that the Group EBITDA for the year ended 30 June 2004 performance condition is not achieved, or only partially achieved, the unvested options become eligible to vest on 2 July 2005 on the same TSR basis described in the paragraphs above. Fifty percent of the unvested options would then vest on the achievement of the median TSR and fifty percent on achieving a TSR in the upper quartile, but thereafter no further retesting of performance is permitted and the options lapse.

None of the above performance conditions have been varied during the financial year. Group EBITDA is assessed by reference to the published audited annual accounts of the Company. Following a review of the Group's full year 2004 management accounts, the Committee concluded that the Group EBITDA targets had not been achieved in all respects, and that accordingly all the relevant options would be re-tested under the above TSR criteria in July 2005.

Throughout the year under review the Committee has adopted the principle that the greater the potential award of options to participants, the more stretching shall be the relevant performance target. The Committee has not formally valued share options that it has approved.

There is no limit set on the number of options held by any individual participants in the Company's share option schemes, including Directors, as the allocation of options is wholly at the discretion of the Committee. The Group's current share option scheme is operated without significant external management cost.

Directors' remuneration report

Service Contracts

The Company has service agreements with its Directors. It is the Remuneration Committee's policy that such agreements should contain notice periods of not more than 12 months, and that provision for compensation for loss of office is limited in scope to the termination provisions as set in each Executive Director's contract. Details of agreements in place for the current Directors is as follows:

Director	Date of contract	Term	Notice period	Provision for compensation
Greg Lock	17 October 2000	Equivalent to the minimum notice period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance.
Steve Purdham	1 March 1998	Equivalent to the minimum notice period.	Not less than 12 months by either party.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee tax and national insurance.
Simon Wilson	7 February 2000	Equivalent to the minimum notice period.	12 months by the Company or 3 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee social security taxes.
Patrick Jolly	28 August 2000	Equivalent to the notice period given by the relevant party.	Not less than 12 months by the Company or 6 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee tax and national insurance.
Kevin Blakeman	17 November 2000 (as varied 13 December 2001)	Equivalent to the minimum notice period.	12 months by the Company or not less than 3 months by the Director.	12 months' basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and he cash tequivalent value of all benefits in kind or allowances. Compensation payments shall be made after deduction of relevant employee social security taxes.

Directors' remuneration report

Director	Date of contract	Term	Notice period	Provision for compensation
George Hayter	15 June 1998	Equivalent to the minimum period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant notice tax and national insurance.
Jane Tozer	1 November 2003	Equivalent to the minimum notice period with an initial term of three years.	Not less than 3 months by either party.	Fees for 3 months and all non-reimbursed expenses
Rene Schuster	1 November 2003	Equivalent to the minimum notice period with an initial term of three years.	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance.

Details of the service agreements in respect to the other Directors who have served during the year are as follows:

Rob Barrow	1 March 1998 (as varied on 11 June 2001)	Equivalent to the minimum notice period	Not less than 3 months by either party.	3 months' salary and all non-reimbursed expenses after deduction of relevant tax and national insurance
(1) Quester Services Limited* (2) Simon Acland	15 June 1998	Equivalent to the minimum notice period	Not less than 3 months by either party.	Fees for 3 months and all non-reimbursed expenses.

*Quester Services Limited employed Simon Acland as a director.

Each agreement also contains post termination restrictive covenants, which place limitations on solicitation of customers or employees, and acting in competition with the business of the Group.

Performance graph
The graph below sets out the cumulative TSR of the Company and those companies comprising the FTSE techMARK All Share Index for the period of 5 years from July 1999 to June 2004. In the opinion of the Directors this is the principal index used by the investment community as a benchmark for performance comparison with the Company


2,500
2,000
1,500
1,000
500
0
Percentage (%)
1999
2000
2001
2002
2003
2004
Year
SurfControl
FTSE techMARK All Share

Earnings from other Directorships held
Steve Purdham earned and retained fees of $3,479 from his Non-Executive position on the Board of the Manchester Technology Fund Limited. Patrick Jolly earned and retained fees of $52,185 from his Non-Executive position on the Board of Findel plc.

Directors' remuneration report

Audited Information

Share options

The following table shows the movement in interests in share option held by Directors during the year under review.

	Exercise price	Exercise period	1 July 2003	Granted in the year*	Lapsed in the year*	Exercised in the year*	30 June 2004
Steve Purdham	331p	15/7/00–15/7/09	150,000	–	–	–	150,000
	434p	30/11/00–29/11/09	150,000	–	–	–	150,000
	849p	14/6/01–13/6/10	160,000	–	–	–	160,000
	365p	30/6/02– 29/6/11	150,000	–	–	–	150,000
	421p	3/7/03–2/7/12	160,000	–	–	–	160,000
	647.50p	2/7/05–1/7/13	–	100,000	–	–	100,000
Steve Purdham – non beneficial	321p	5/10/00–4/10/09	3,000	–	–	–	3,000
	849p	14/6/01–13/6/10	3,200	–	–	–	3,200
Simon Wilson	849p	21/2/01–20/2/10	180,000	–	–	–	180,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	50,000	–	–	–	50,000
	647.50p	2/7/05–1/7/13	–	60,000	–	–	60,000
Patrick Jolly	849p	10/9/01–9/9/10	260,000	–	–	–	260,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	40,000	–	–	–	40,000
	647.50p	2/7/05–1/7/13	–	60,000	–	–	60,000
Kevin Blakeman	321p	5/10/00–4/10/09	6,000	–	–	–	6,000
	849p	9/2/01–8/2/10	8,000	–	–	–	8,000
	849p	14/6/01–13/6/10	12,000	–	–	–	12,000
	738p	29/11/01–28/11/10	85,000	–	–	–	85,000
	365p	30/6/02–29/6/11	37,500	–	–	(25,000)	12,500
	421p	3/7/03–2/7/12	40,000	–	–	–	40,000
	647.5p	2/7/05–1/7/13	–	60,000	–	–	60,000
George Hayter	186p	11/9/99–7/10/08	5,200	–	–	(5,200)	–
	849p	9/2/01–8/2/10	800	–	–	–	800
Rob Barrow	434p	30/11/00–29/11/09	150,000	–	–	(150,000)	–
	849p	14/6/01–13/6/10	80,000	–	(80,000)	–	–

Patrick Jolly and George Hayter exercised 25,000 and 5,200 options on 9 September 2003 at a market price of £8.75. They made gains of £125,700 and £35,828 respectively. Simon Wilson and Kevin Blakeman exercised 25,000 options each on the same date at a market price of £8.40, and made gains of £118,750 each. Following his retirement as a Director, Rob Barrow was eligible, under the terms of his severance agreement, to exercise outstanding options by 30 June 2004. He exercised 75,000 options with a grant price of £4.34 on 9 March 2004 at a market price of £5.75, and made a gain of £105,750. A further 75,000 options with a grant price of £4.34 were exercised on 28 April 2004 at a market price of £6.16, giving a gain of £136,500. Rob Barrow's remaining options lapsed on 30 June 2004, following his retirement from the Board.

The market price of the Company's shares at the end of the financial year was £6.10 and ranged between £5.10 and £10.675 during the year.

Directors' remuneration report

Details of Directors' emoluments

	Salary/fees 2004 $'000	Bonus 2004 $'000	Benefits in kind 2004 $'000	Total 2004 $'000	Total 2003 $'000	Total 2002 $'000
Steve Purdham*	**339**	**165**	**23**	**527**	454	365
Simon Wilson	**285**	**145**	**14**	**444**	469	336
Patrick Jolly	**348**	**128**	**43**	**519**	459	352
Kevin Blakeman	**223**	**136**	**9**	**368**	373	370
Greg Lock	**89**	**–**	**–**	**89**	40	36
George Hayter	**49**	**–**	**–**	**49**	40	36
Jane Tozer (appointed 1 November 2003)	**35**	**–**	**–**	**35**	–	–
Rene Schuster (appointed 1 November 2003)	**35**	**–**	**–**	**35**	–	–
Rob Barrow (resigned 1 November 2003)	**47**	**–**	**–**	**47**	158	144
Simon Acland (resigned 1 November 2003)	**14**	**–**	**–**	**14**	40	36
Shelagh Rogan (resigned 11 September 2001)	**–**	**–**	**–**	**–**	–	342
	1,464	**574**	**89**	**2,127**	2,033	2,017

* Highest paid Director

Included in benefits for Steve Purdham is $21,000 for a car expense allowance (2003:$19,000) (2002:$3,000). No other Director received an expense allowance in the year.

The amounts shown in the above table of Directors' emoluments for Simon Acland represent payments to Quester Services Limited who employed him as a Director. The Company pays the current Non-Executive Directors a fixed basic fee of £25,000 ($43,000) per annum. Rene Schuster and Jane Tozer also receive an additional £5,000 ($9,000) per annum for their services as Chairmen of the Remuneration and Audit Committees. George Hayter also receives an additional £5,000 ($9,000) per annum for his position as senior independent Non-Executive Director. Non-Executive fees are reviewed annually by the Chairman and Executive Board and are set at levels which are considered appropriate to attract and maintain individuals with requisite experience.

Retirement benefits

The Group operates defined contribution schemes for its Executive Directors, consistent with its policy for its employees. The Parent company contributes 5% of basic salary into the Company's UK based pension scheme and such further amounts as may be agreed by the Committee into an executive money purchase pension scheme for Steve Purdham. SurfControl Inc. provides 401k employer contributions for US based executives at the lower of 3% of annual salary or 50% of the personal contributions paid by the executive.

Directors' remuneration report

These schemes are administered independently of the Company. Details of contributions made by the Group on behalf of Directors are given below:

	2004 $'000	2003 $'000	2002 $'000
Steve Purdham	**63**	54	47
Simon Wilson	**4**	6	7
Patrick Jolly	**17**	16	16
Kevin Blakeman	**7**	7	5
Greg Lock	**–**	–	–
George Hayter	**–**	–	–
Jane Tozer	**–**	–	–
Rene Schuster	**–**	–	–
Rob Barrow	**–**	–	–
Simon Acland	**–**	–	–
Shelagh Rogan	**–**	–	34
	91	83	109

Interest in shares
The Directors who held office at the end of the financial year, and their immediate families, had the following interests in the shares of the Company:

	Ordinary 10p shares 30 June 2004	Ordinary 10p shares 30 June 2003
Steve Purdham	**95,000**	120,000
Simon Wilson – beneficial	**1,330**	430
Simon Wilson – non beneficial	**1,000**	–
Patrick Jolly	**3,489**	–
Kevin Blakeman	**8,500**	8,500
Greg Lock	**17,500**	19,500
George Hayter	**9,450**	9,450
Jane Tozer	**–**	–
Rene Schuster	**10,000**	–

There were no changes in Directors' interests between 30 June 2004 and the date of this report.

By order of the board



Rene Schuster
Chairman of the Remuneration Committee
6 September 2004

Independent auditors' report to the members of SurfControl plc

We have audited the financial statements on pages 41 to 67. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and the Directors' remuneration report. As described on page 25, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate governance report and the un-audited part of the Directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:

> the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2004 and of the profit of the Group for the year then ended; and
> the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Manchester, England
6 September 2004

Group profit & loss account

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Turnover				
Continuing operations	3	**86,859**	73,232	54,167
Acquisitions	3	**476**	–	–
	2	**87,335**	73,232	54,167
Cost of sales		**(1,393)**	(723)	(643)
Gross profit		**85,942**	72,509	53,524
Selling and distribution costs	3	**(44,025)**	(39,740)	(32,854)
Research and development	3	**(9,678)**	(7,530)	(6,358)
General and administrative costs	3	**(16,813)**	(14,580)	(12,872)
Amortisation of intangible assets and depreciation	3,6	**(3,148)**	(2,779)	(71,709)
Movement in share option provision	3,16	**(49)**	(487)	(20)
Total administrative expenses		**(29,688)**	(25,376)	(90,959)
Operating profit/(loss)				
Continuing operations	3	**13,648**	7,393	(70,289)
Acquisitions	3	**(1,419)**	–	–
	6	**12,229**	7,393	(70,289)
Proceeds from disposal of business		**311**	381	253
Profit/(loss) on ordinary activities before interest and taxation	2	**12,540**	7,774	(70,036)
Net interest receivable and similar items	7	**1,859**	1,105	651
Profit/(loss) on ordinary activities before taxation		**14,399**	8,879	(69,385)
Tax on profit/loss on ordinary activities	8	**(2,862)**	(2,516)	980
Profit/(loss) on ordinary activities after taxation and retained profit/(loss) for the period	18,19	**11,537**	6,363	(68,405)
Basic earnings/(loss) per ordinary share (cents)	4	**37.3**	20.9	(225.9)
Diluted earnings/(loss) per share (cents)	4	**36.0**	20.8	(225.9)

There is no material difference between the reported results and the results calculated on an historical cost basis.

All results are from continuing activities except for proceeds from disposal of business.

An unaudited reconciliation between the Group profit on ordinary activities after taxation and EBITDA is shown on page 68.

Group statement of total recognised gains & losses

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) for the year		**11,537**	6,363	(68,405)
Unrealised exchange difference on translation	18,19	**3,355**	1,095	(105)
Total recognised gains and losses relating to the financial year		**14,892**	7,458	(68,510)

The notes on pages 46 to 67 form part of these financial statements.

Group balance sheet

as at 30 June 2004

	Notes	2004 $'000	2003 $'000	2002 $'000
Fixed assets				
Intangible assets	9	**12,554**	–	1,152
Tangible assets	10	**4,065**	3,268	2,950
		16,619	3,268	4,102
Investments	11	**31**	29	7
		16,650	3,297	4,109
Current assets				
Stocks	12	**69**	–	18
Debtors	13	**31,681**	24,138	14,149
Cash at bank and in hand	24,26	**87,477**	61,707	35,454
		119,227	85,845	49,621
Creditors: amounts falling due within one year	14	**(72,226)**	(52,241)	(35,642)
Net current assets		**47,001**	33,604	13,979
Total assets less current liabilities		**63,651**	36,901	18,088
Creditors: amount falling due after more than one year	15	**(26,001)**	(16,742)	(7,126)
Provisions for liabilities and charges	16	**(446)**	(540)	(72)
		37,204	19,619	10,890
Capital and reserves				
Called up share capital	17,18	**5,027**	4,946	4,904
Share premium account	18	**3,803**	79	63,724
Merger reserve	18	**–**	–	130,407
Capital redemption reserve	18	**882**	882	882
Profit and loss account	18	**27,492**	13,712	(189,027)
Shareholders' funds		**37,204**	19,619	10,890
Shareholders' funds comprise:				
Equity shareholders' funds	19	**37,204**	19,619	10,890

Approved by the Board of Directors on 6 September 2004 and signed on its behalf by;

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 46 to 67 form part of these financial statements.

Company balance sheet

as at 30 June 2004

	Notes	2004 $'000	2003 $'000	2002 $'000
Fixed assets				
Intangible assets	9	**11,911**	–	–
Tangible assets	10	**1,426**	1,308	1,395
		13,337	1,308	1,395
Investments	11	**199,754**	187,208	186,459
		213,091	188,516	187,854
Current assets				
Stocks	12	**-**	–	18
Debtors	13	**15,993**	5,714	3,700
Cash at bank and in hand		**55,630**	36,503	13,664
		71,623	42,217	17,382
Creditors: amounts falling due within one year	14	**(38,462)**	(14,222)	(7,799)
Net current assets		**33,161**	27,995	9,583
Total assets less current liabilities		**246,252**	216,511	197,437
Creditors: amount falling due after more than one year	15	**(12,577)**	(3,880)	(1,922)
Provisions for liabilities and charges	16	**(446)**	(540)	(72)
		233,229	212,091	195,443
Capital and reserves				
Called up share capital	17,18	**5,027**	4,946	4,904
Share premium account	18	**3,803**	79	63,724
Merger reserve	18	**130,407**	130,407	130,407
Capital redemption reserve	18	**882**	882	882
Profit and loss account	18	**93,110**	75,777	(4,474)
Shareholders' funds		**233,229**	212,091	195,443
Shareholders' funds comprise:				
Equity shareholders' funds	19	**233,229**	212,091	195,443

Approved by the Board of Directors on 6 September 2004 and signed on its behalf by;

Steve Purdham, Director **Simon Wilson, Director**

The notes on pages 46 to 67 form part of these financial statements.

Group statement of cash flow

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Net cash inflow from operating activities	22	**32,637**	24,093	11,686
Returns on investments and servicing of finance	23	**1,792**	741	630
Taxation		**(5,536)**	(1,048)	150
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,267)**	(1,633)	(1,061)
Purchase of investments		**–**	(19)	(4)
Sale of tangible fixed assets		**17**	28	64
Net cash outflow from capital expenditure and financial investment		**(2,250)**	(1,624)	(1,001)
Acquisitions and disposals				
Purchase of subsidiary undertaking		**(8,910)**	–	–
Cash acquired with subsidiary undertaking		**120**	–	–
Proceeds from disposal of business		**311**	381	253
Net cash inflow from acquisitions and disposals		**(8,479)**	381	253
Net cash inflow before management of liquid resources and financing		**18,164**	22,543	11,718
Management of liquid resources	24	**(7,470)**	(15,620)	4,075
Financing				
Proceeds from share issue		**3,750**	1,271	523
Purchase of own shares for treasury		**(839)**	–	–
Issue costs		**–**	–	50
Repayment of amounts borrowed		**–**	–	(32)
Net repayment of capital element of finance	24	**(38)**	(45)	(160)
Net cash inflow from financing		**2,873**	1,226	381
Increase in cash in the period	24	**13,567**	8,149	16,174

The notes on pages 46 to 67 form part of these financial statements.

Reconciliation of net cash flow to movement in net funds

for the years ended 30 June

	Notes	2004 $'000	2003 $'000	2002 $'000
Increase in cash in the period		**13,567**	8,149	16,174
Cash outflow from decrease in debt and lease financing	24	**38**	45	192
Net transfers from liquid resources	24	**7,470**	15,620	(4,075)
Change in net funds resulting from cash flows	24	**21,075**	23,814	12,291
New finance leases	24	**–**	–	(64)
Difference on translation	24	**4,727**	2,477	591
Movement in net funds in the period		**25,802**	26,291	12,818
Net funds at 1 July 2003/1 July 2002/1 July 2001	24	**61,634**	35,343	22,525
Net funds at 30 June 2004/30 June 2003/30 June 2002	24	**87,436**	61,634	35,343

The notes on pages 46 to 67 form part of these financial statements.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items considered material in relation to the Group's financial statements.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards. The functional currency of the Group is US dollars as the majority of the Group's business is conducted in the United States and accordingly amounts in the financial statements are denominated in that currency.

Basis of Consolidation

The Group financial statements consolidate the financial statements of SurfControl plc and its subsidiary undertakings made up to 30 June 2004. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the consolidated profit and loss account from the date of acquisition.

Under section 230 (4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

Turnover and deferred income

Turnover represents the value of goods and services (net of VAT and other regional sales tax) delivered in the normal course of business. Turnover from perpetual software and appliance license sales is recognised once the license is delivered, all significant obligations in relation to the sale have been fulfilled, and where the sales price is fixed and determinable. Sales made via channel partners are neither invoiced, nor recognised as turnover, until the product or service is delivered to the end customer. Turnover from the following items are recognised over the relevant period of the contract on a straight-line basis: software/appliance support and maintenance, content list subscriptions, Cyber Patrol home product subscriptions, and OEM contract licenses. Turnover from services is recognised upon completion. Where the proportion of the total sale price attributable to different elements of the sale is not specifically identified, an estimate is made based upon the published list prices for each of the individual elements.

Deferred income represents the value of goods and services (net of VAT and other regional sales tax) that has been invoiced but not considered delivered or completed, plus the unrecognised portion of turnover from software/appliance support and maintenance, content list subscriptions, Cyber Patrol home product subscriptions, and OEM contract licenses. Deferred income is carried forward within creditors, and released to turnover in the profit and loss account in future periods.

Research and development

All research and development expenditure is written off as incurred.

Technical support

All pre-and post sales support expenditure is written off as incurred.

Deferred taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Group operates a number of defined contribution pension schemes, the assets of which are held separately from those of the Group in independently administered funds. Contributions are charged to the profit and loss account as incurred.

Share options

The tax charge arising on the future potential exercise of Inland Revenue unapproved options is charged to the profit and loss account over the period from the date of grant to the date options unconditionally vest with the employee. The charge is based upon the difference between the option exercise price and the closing market price at the balance sheet date.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies cont.

Intangible assets and goodwill

Intangible assets include the fair value of acquired intellectual property and goodwill. Acquired goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Acquired intellectual property is also capitalised, where in the opinion of the Directors it satisfies the recognition criteria given in FRS 10, Goodwill and Intangible Assets. Acquired intellectual property and positive goodwill is amortised to nil by equal annual instalments over its estimated useful economic life. For acquisitions to date, the estimated useful economic life of these assets has been two years.

On the subsequent disposal or termination of the business, the profit and loss on disposal or termination is calculated after charging the un-amortised amount of any related goodwill.

Tangible fixed assets and depreciation

Tangible fixed assets fixed are recorded at cost as and when they are delivered and available for use. The carrying value of such assets is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Included within tangible fixed assets are the project costs associated with the construction of various software and hardware systems for use within the Group's internal systems. Cost includes basic salary, related employer tax costs, and travel expenses for computer engineers, for the duration of the development stage of the application. Also included in the asset cost are any related external consultancy or engineering fees. All costs relating to initial planning or aborted projects are written off to profit and loss account as incurred.

Assets in the course of construction are not depreciated until they are completed, at which time the final asset cost is transferred to Computer equipment and software or Fixtures and fittings.

Depreciation is provided at rates calculated to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Computer equipment and software	– over 3 years
Motor vehicles	– over 4 years
Fixtures and fittings	– over 5 years

Investments

Fixed asset investments, which principally relate to the Company's investment in subsidiary undertakings, are stated at cost less any provisions for impairment in value.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost is determined on a "first in, first out" basis. Net realisable value is determined on the basis of expected selling price less any further anticipated costs that may be incurred prior to completion or disposal.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand, deposits repayable on demand and investments in instant access money market managed funds. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of one year or less and certificates of deposit.

Leasing and hire purchase commitments

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The corresponding liability for the capital element is recorded as borrowings, and the interest element of the rental obligations is charged to the profit and loss account over the period of the lease on a straight-line basis. Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Notes to the financial statements

for the years ended 30 June

1. Accounting policies cont.

Foreign currencies

Monetary assets and liabilities of each entity denominated in currencies other than the functional currency of the Group are translated at the rates of exchange ruling at the balance sheet date. Transactions in such currencies are recorded at the average rate ruling during the period of the transaction. Exchange differences arising from the translation of the opening net assets of entities which principally operate in currencies other than US dollars to the exchange rate ruling at the balance sheet date, and the difference between the profit and loss accounts of such entities translated at an average rate and at the closing rate, are recorded as movements on reserves. All other differences are taken to the profit and loss account.

Relevant rates of exchange were:

Balance sheet rate of exchange (US Dollar to local currency)	2004	2003	2002
UK Sterling	**1.81**	1.65	1.53
Euro	**1.22**	1.15	0.99
Australian Dollar	**0.70**	0.67	0.56
Chinese Yuan	**0.12**	n/a	n/a

Profit and loss account average rate of exchange (US Dollar to local currency)	2004	2003	2002
UK Sterling	**1.74**	1.58	1.44
Euro	**1.19**	1.05	0.90
Australian Dollar	**0.71**	0.59	0.53
Chinese Yuan	**0.12**	n/a	n/a

2. Segmental analysis

Analysis by geographical area

A geographical analysis of the Group's turnover, profit/(loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	2004 $'000	2003 $'000	2002 $'000
United Kingdom	**15,778**	11,792	7,865
Mainland Europe	**7,357**	4,493	3,282
North America	**57,395**	52,381	40,696
Rest of the world	**6,805**	4,566	2,324
	87,335	73,232	54,167

Turnover by origin	2004 $'000	2003 $'000	2002 $'000
United Kingdom	**19,108**	14,572	9,635
Mainland Europe	**5,553**	3,384	2,352
North America	**57,216**	52,553	40,856
Rest of the world	**5,458**	2,723	1,324
	87,335	73,232	54,167

Notes to the financial statements

for the years ended 30 June

2. Segmental analysis cont.

Profit /(loss) before interest and tax	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**5,679**	6,111	(11,981)
Mainland Europe	**(87)**	28	(2,955)
North America	**9,332**	51	(55,155)
Rest of the world	**(2,384)**	1,584	55
	12,540	7,774	(70,036)

Net assets / (liabilities)	**2004 $'000**	2003 $'000	2002 $'000
United Kingdom	**(27,485)**	(10,396)	(3,418)
Mainland Europe	**(4,508)**	(2,517)	(1,869)
North America	**(14,767)**	(27,304)	(18,609)
Rest of the world	**(3,472)**	(1,798)	(557)
	(50,232)	(42,015)	(24,453)
Head office and central administration	**87,436**	61,634	35,343
	37,204	19,619	10,890

Profit/(loss) before interest and tax and net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $87,477,000 and finance lease obligations of $41,000 at 30 June 2004. (2003: Cash balances: $61,707,000, Finance lease obligations: $73,000) (2002: Cash balances: $35,454,000,Finance lease obligations: $111,000).

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, development and sale of software.

Notes to the financial statements

for the years ended 30 June

3. Analysis of operations

	Continuing operations $'000 2004	Acquisitions $'000 2004	Total $'000 2004
Turnover	**86,859**	**476**	**87,335**
Cost of sales	(1,280)	(113)	(1,393)
Gross profit	**85,579**	**363**	**85,942**
Selling and distribution costs	(43,812)	(213)	(44,025)
Research and development	(9,622)	(56)	(9,678)
General and administrative costs	(16,660)	(153)	(16,813)
Amortisation of intangible assets	–	(1,351)	(1,351)
Depreciation	(1,788)	(9)	(1,797)
Movement in share option provision	(49)	–	(49)
Operating profit	**13,648**	**(1,419)**	**12,229**

4. Earnings/(Loss) per share

Basic and diluted earnings/(loss) per ordinary share are calculated as follows:

	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation (for basic and diluted earnings per share)	**11,537**	6,363	(68,405)
Basic weighted average ordinary shares in issue	**30,974,588**	30,426,265	30,275,479
Dilutive effect of share options	**1,036,691**	192,885	–
Diluted weighted average ordinary shares in issue	**32,011,279**	30,619,150	30,275,479
Basic earnings/(loss) per ordinary share (cents)	**37.25**	20.91	(225.90)
Diluted earnings/(loss) per ordinary share (cents)	**36.04**	20.78	(225.90)

Share options in issue and outstanding at 30 June 2002 had no dilutive effect as the Group made a loss on ordinary activities after taxation during that financial year.

Own shares held by the Company of 106,000 (2003: nil) (2002: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

Notes to the financial statements

for the years ended 30 June

5. Staff costs

	2004 $'000	2003 $'000	2002 $'000
Wages and salaries	**35,077**	31,287	24,439
Social security costs	**3,221**	2,964	2,162
Other pension costs (note 21)	**1,013**	845	567
	39,311	35,096	27,168

Staff costs include Directors' remuneration which is analysed further in the Directors' Remuneration report on pages 33 to 39.

Included in Wages and salaries was $977,000 (2003: $1,320,000) (2001: $1,020,000) arising from performance related bonuses earned during the year. These bonuses (which exclude Directors' bonuses and commission paid to sales staff) relate to the achievement of predetermined individual, regional, or global corporate targets.

The average monthly number of employees during the year was:

	2004	2003	2002
Selling and distribution	**270**	245	227
Research and development	**119**	108	97
Administration	**75**	75	69
	464	428	393

Notes to the financial statements

for the years ended 30 June

6. Operating profit/(loss)

	2004 $'000	2003 $'000	2002 $'000
Operating profit/(loss) is arrived at after charging:			
Depreciation:			
Owned assets	**1,754**	1,580	1,324
Assets held under finance leases and hire purchase contracts	**43**	47	85
Loss on disposal of fixed assets	**31**	109	28
Amortisation of intangible assets	**1,351**	1,152	70,300
Auditors' remuneration	**296**	284	147
Other fees payable to the auditors and their associates:			
Further assurance services	**77**	67	83
Tax advisory services	**547**	419	297
Other non-audit services	**2**	9	27
Operating lease rentals:			
Equipment and vehicles	**115**	105	152
Land and buildings	**2,703**	2,572	2,323

Other fees payable to the auditors and their associates in the year include tax advisory fees which primarily relate to tax compliance, co-ordination and planning. Further assurance services in the year mainly relate to fees for review of the Group's un-audited interim and quarterly financial statements, together with advice in respect of the transition to International Accounting Standards. In addition, amounts paid to the auditors in connection with acquisition due diligence that have been capitalised were $124,000 (2003: $nil) (2002: $nil).

Auditors' remuneration for audit services includes $100,000 (2003: $93,000) (2002: $70,000) in respect of the parent company.

7. Net interest receivable and similar items

	2004 $'000	2003 $'000	2002 $'000
Bank and bank loan interest payable	**(3)**	(2)	(4)
Finance lease and hire purchase interest payable	**(8)**	(10)	(18)
Other interest payable	**(9)**	(40)	(14)
	(20)	(52)	(36)
Bank interest receivable	**1,879**	1,157	687
Net interest receivable	**1,859**	1,105	651

Notes to the financial statements

for the years ended 30 June

8. Taxation on ordinary activities

	2004 $'000	2003 $'000	2002 $'000
US Federal and state tax	**(669)**	(1,927)	239
Non US Corporation tax	**(4,847)**	(3,729)	(24)
Adjustments in respect of previous years	**222**	(136)	–
Total current tax (charge)/credit	**(5,294)**	(5,792)	215
Deferred tax	**2,432**	3,276	765
Total tax (charge)/credit	**(2,862)**	(2,516)	980

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the near future and other timing differences existing at the financial year end.

The total current tax charge in the year is greater than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

Reconciliation of total current tax charge /(credit)	2004 $'000	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities before taxation	**14,399**	8,879	(69,385)
Tax charge/(credit) on profit/loss on ordinary activities implied by the UK standard rate of 30%	**4,320**	2,664	(20,816)
Factors affecting the tax charge/credit:			
Expenses not deductible for tax purposes on a permanent basis	**(37)**	778	6,732
Goodwill amortisation charged in the year, and deductible for tax purposes in future years	**–**	–	13,163
Other short term timing differences	**(2,332)**	3,941	742
Adjustment to tax charge/credit in respect of prior years	**(222)**	136	239
Deferral of tax losses arising in the year	**3,730**	90	932
Utilisation of prior year tax losses in the year	**(165)**	(1,817)	(1,207)
Total current tax charge/(credit)	**5,294**	5,792	(215)

A reconciliation to the deferred tax assets balance carried in the Group balance sheet and shown in note 13, is given below:

	$'000
Deferred tax assets at 1 July 2003	4,184
Deferred tax asset from above	2,432
Exchange differences arising in the year	64
Deferred tax assets at 30 June 2004	**6,680**

Notes to the financial statements

for the years ended 30 June

9. Intangible assets

Group	Goodwill $'000	Intellectual Property $'000	Total $'000
Cost:			
At 1 July 2003	–	–	–
Arising from acquisitions	711	13,194	13,905
At 30 June 2004	711	13,194	13905
Amortisation:			
At 1 July 2003	–	–	–
Provided during the year	(68)	(1,283)	(1,351)
At 30 June 2004	(68)	(1,283)	(1,351)
Net book value at 30 June 2004	**643**	**11,911**	**12,554**
Net book value at 30 June 2003	–	–	–
Net book value at 30 June 2002	1,152	–	1152

Further details of the consideration given for these acquisitions and the provisional fair value of net assets acquired is given below.

In the Company the acquisition has been dealt with as follows:

Company	Intellectual Property $'000
Cost:	
At 1 July 2003	–
Arising from acquisitions	13,194
At 30 June 2004	13,194
Amortisation:	
At 1 July 2003	–
Provided during the year	(1,283)
At 30 June 2004	(1,283)
Net book value at 30 June 2004	**11,911**
Net book value at 30 June 2003	–
Net book value at 30 June 2002	–

Acquisition of appliance technology and Chinese based sales distributor

On 19 April 2004 the Group completed the purchase of Linux based appliance technology from SecureM, Inc, together with operational control of its China based sales and distribution operation, Beijing Messagesoft Technology Co., Ltd., ("Messagesoft") a company incorporated in the People's Republic of China.

The aggregate consideration was $13,194,000 comprising purchase consideration of $12,808,000 and acquisition costs of $386,000.

Included in the purchase price is deferred consideration consisting of a retention provision of $1,000,000 payable in April 2005, and an estimated earnout of $3,123,000, payable over the period July 2004-January 2005 (see note 14).

Notes to the financial statements

for the years ended 30 June

9. Intangible assets cont.

An analysis of the book and provisional fair value of assets and liabilities acquired is given below:

	Book value $'000	Fair value adjustments[1] $'000	Provisional fair values $'000
Intellectual property	–	–	13,194
Net liabilities of Messagesoft structured as follows:			
Fixed assets	38	(26)	12
Stock	132	(32)	100
Debtors	64	–	64
Cash at bank and in hand	120	–	120
Creditors due within one year	(347)	(660)	(1,007)
Net liabilities of Messagesoft	7	(718)	(711)
Goodwill			711
Total cost was settled by:			
Cash consideration including costs			9,071
Deferred consideration			4,123
			13,194

[1] Fair value adjustments relate to depreciation of fixed assets, expensing of unidentified stock and incorporation of accruals for unrecorded payroll compensation and Chinese taxes.

Messagesoft recorded a loss on ordinary activities after taxation, under its accounting policies, of $28,000 for the period 1 January 2004 to the date of acquisition and a loss on ordinary activities after taxation of $20,000 in its preceding financial year ended 31 December 2003.

Notes to the financial statements

for the years ended 30 June

10. Tangible fixed assets

Group	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2003	4,592	333	1,947	87	6,959
Exchange adjustment	218	4	126	9	357
Additions	1,533	758	190	–	2,481
Acquisition of subsidiary undertaking	12	–	–	–	12
Disposals	(137)	–	(74)	–	(211)
Reclassification	100	(586)	486	–	–
At 30 June 2004	**6,318**	**509**	**2,675**	**96**	**9,598**
Depreciation:					
At 1 July 2003	2,688	–	951	52	3,691
Exchange adjustment	127	–	69	12	208
Provided during the year	1,297	–	479	21	1,797
Disposals	(105)	–	(58)	–	(163)
At 30 June 2004	**4,007**	**–**	**1,441**	**85**	**5,533**
Net book value at 30 June 2004	**2,311**	**509**	**1,234**	**11**	**4,065**
Net book value at 30 June 2003	1,904	333	996	35	3,268
Net book value at 30 June 2002	1,892	–	997	61	2,950

Company	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2003	1,616	–	1,122	87	2,825
Exchange adjustment	183	4	109	9	305
Additions	703	84	31	–	818
Disposals	(102)	–	(74)	–	(176)
At 30 June 2004	**2,400**	**88**	**1,188**	**96**	**3,772**
Depreciation:					
At 1 July 2003	872	–	587	58	1,517
Exchange adjustment	105	–	66	6	177
Provided during the year	542	–	242	21	805
Disposals	(95)	–	(58)	–	(153)
At 30 June 2004	**1424**	**–**	**837**	**85**	**2,346**
Net book value at 30 June 2004	**976**	**88**	**351**	**11**	**1,426**
Net book value at 30 June 2003	744	–	535	29	1,308
Net book value at 30 June 2002	725	–	615	55	1,395

Notes to the financial statements

for the years ended 30 June

10. Tangible fixed assets cont.

Assets held under hire purchase agreements included within tangible assets were as follows:

Group	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2004	**21**	**48**
Net book value at 30 June 2003	32	64
Net book value at 30 June 2002	56	78

Depreciation charged on fixed assets held under finance lease arrangements was: motor vehicles $21,000 (2003: $27,000) (2002: $69,000) and on fixtures and fittings $22,000 (2003: $20,000) (2002: $16,000).

Company	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2004	**11**	**48**
Net book value at 30 June 2003	32	64
Net book value at 30 June 2002	56	78

Depreciation charged on fixed assets held under finance leases was as for Group.

11. Investments

Group	**2004 $'000**	2003 $'000	2002 $'000
Fixed asset investments:			
At 1 July 2003/1 July 2002/1 July 2001	**29**	7	3
Additions	**–**	22	4
Exchange adjustment	**2**	–	–
Fixed asset investments at 30 June 2004/30 June 2003/30 June 2002	**31**	29	7

Fixed asset investments, which are stated at cost, wholly relate to bond holdings required by Austrian law to cover severance obligations towards employees based in that country, payable in the event of a compulsory winding up of SurfControl GmbH.

Company	**2004 $'000**	2003 $'000	2002 $'000
Investments in subsidiary undertakings:			
At 1 July 2003/1 July 2002/1 July 2001	**59,045**	55,032	55,016
Transfers	**–**	4,013	–
Share subscriptions	**–**	–	16
At 30 June 2004/30 June 2003/30 June 2002	**59,045**	59,045	55,032
Amounts owed by subsidiary undertakings:			
At 1 July 2003/1 July 2002/1 July 2001	**128,163**	131,427	112,176
Transfers	**(3,291)**	(4,013)	–
Net additions	**15,837**	749	19,251
At 30 June 2004/30 June 2003/30 June 2002	**140,709**	128,163	131,427
Total unquoted investments	**199,754**	187,208	186,459

Amounts owed by subsidiary undertakings are included within investments where the the subsidiary and the Company have agreed that the debt will not be settled in the foreseeable future.

Principal trading subsidary undertakings, included in the Group accounts at 30 June 2004, are as shown below. All of these subsidiary undertakings with the exception of Beijing Messagesoft Technology Co., Ltd., ("Messagesoft") are directly and wholly owned.

Notes to the financial statements

for the years ended 30 June

11. Investments cont.

The Company, under the terms of its sale and purchase agreement with SecureM, Inc. has control over the operational and financial policies of Messagesoft, and accordingly Messagesoft has been accounted for as a subsidiary of the Group. All companies, including Messagesoft are engaged in the internet filtering and secure content management market. A full list of companies will be included in the Company's next annual return.

Subsidiary name	Country of incorporation
SurfControl Inc	United States
SurfControl GmbH[1]	Austria
SurfControl BV	Holland
SurfControl Pty Limited	Australia
Beijing Messagesoft Technology Co., Ltd.,	People's Republic of China

[1] The results of SurfControl GmbH, a company incorporated in Austria, include those of its wholly owned subsidiary SurfControl GmbH, a company incorporated in Germany, engaged in the business of internet filtering and secure management software.

12. Stocks

Group	2004 $'000	2003 $'000	2002 $'000
Goods for resale	**69**	–	18

Company	2004 $'000	2003 $'000	2002 $'000
Goods for resale	**–**	–	18

13. Debtors

Group	2004 $'000	2003 $'000	2002 $'000
Trade debtors	**20,524**	17,647	12,077
Other debtors	**27**	64	49
Taxation recoverable	**1,475**	–	–
Deferred tax assets	**6,680**	4,184	812
Prepayment and accrued income	**2,975**	2,243	1,211
	31,681	24,138	14,149

Deferred tax assets are analysed as follows:

	2004 $'000	2003 $'000	2002 $'000
Unutilised trading losses	**6,212**	3,204	429
Deferred income	**–**	555	272
Accelerated capital allowances	**318**	289	92
Short term timing differences	**150**	136	19
	6,680	4,184	812

Notes to the financial statements

for the years ended 30 June

13. Debtors cont.

Company	2004 $'000	2003 $'000	2002 $'000
Trade debtors	**4,652**	4,201	2,698
Other debtors	**6**	14	8
Deferred tax assets	**395**	425	540
Prepayment and accrued income	**1,356**	1,074	454
Amounts owed to subsidiary undertakings	**9,584**	–	–
	15,993	5,714	3,700

Deferred tax assets are analysed as follows:

	2004 $'000	2003 $'000	2002 $'000
Unutilised trading losses	**–**	–	429
Accelerated capital allowances	**318**	289	92
Short term timing differences	**77**	136	19
	395	425	540

There were no debtors due after more than one year in all periods at Group or in the Company.

14. Creditors: amounts falling due within one year:

Group	2004 $'000	2003 $'000	2002 $'000
Trade creditors	**2,770**	1,966	1,775
Corporation tax	**5,971**	4,709	11
Taxes & social security costs	**2,004**	1,527	1,000
Other creditors	**308**	–	–
Accruals	**7,995**	6,456	5,967
Deferred income	**49,036**	37,542	26,848
Obligations under finance leases and hire purchase contracts	**19**	41	41
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–	–
	72,226	52,241	35,642

Company	2004 $'000	2003 $'000	2002 $'000
Trade creditors	**1,532**	776	1,160
Corporation tax	**4,147**	1,989	–
Taxes & social security costs	**1,172**	1,069	681
Accruals	**2,301**	1,739	1,285
Amounts owed to subsidiary undertakings	**14,490**	1,162	–
Deferred income	**10,678**	7,446	4,632
Obligations under finance leases and hire purchase contracts	**19**	41	41
Deferred consideration on acquisition of subsidiary undertaking	**4,123**	–	–
	38,462	14,222	7,799

Notes to the financial statements

for the years ended 30 June 2004, 30 June 2003 and 30 June 2002

15. Creditors: amounts falling due after more than one year:

Group	2004 $'000	2003 $'000	2002 $'000
Deferred income:			
Due within one to two years	**18,399**	10,871	5,734
Due within two to five years	**7,580**	5,777	1,322
Due after five years	**–**	62	–
	25,979	16,710	7,056
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**19**	18	70
Due within two to five years	**3**	14	–
	22	32	70
	26,001	16,742	7,126

Company	2004 $'000	2003 $'000	2002 $'000
Deferred income:			
Due within one to two years	**4,573**	2,425	1,348
Due within two to five years	**2,157**	1,361	504
Due after five years	**–**	62	–
	6,730	3,848	1,852
Amounts owed to subsidiary undertakings:			
Due within one to two years	**4,660**	–	–
Due within two to five years	**1,165**	–	–
	5,825	–	–
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**19**	18	70
Due within two to five years	**3**	14	–
	22	32	70
	12,577	3,880	1,922

The weighted average interest rate and period to maturity on finance lease obligations was 21% and 26 months respectively. There was no material difference between the book and fair values attributable to finance leases shown in this note.

16. Provisions for liabilities and charges

Group and Company	2004 $'000
Provision for option charges as at 1 July 2003	540
Charged in the year	49
Paid in the year	(179)
Exchange difference arising in the year	36
Provision for option charges at 30 June 2004	**446**
Provision for option charges at 30 June 2003	540
Provision for option charges at 30 June 2002	72

The tax option charge for UK Employer's National Insurance and Non UK Employment tax relates to amounts payable on the potential profit arising from the future exercise of unapproved options granted to Directors and employees (for UK personnel on options granted after 6 April 1999). The provision is charged to the profit and loss account on a straight line basis over the relevant vesting period of the outstanding options, and is based upon the Company's closing share price on techMARK as at 30 June 2004 of £6.10.

The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options in issue.

Notes to the financial statements

for the years ended 30 June

17. Share Capital

Group and Company	Number	2004 $'000	2003 $'000	2002 $'000
Authorised				
Equity ordinary shares of £0.10 each	54,000,000	**9,793**	8,806	7,749
Non-equity deferred Shares of £0.50 each	1,001,991	**–**	–	882
Total authorised share capital		**9,793**	8,806	8,631
Issued and fully paid				
Equity ordinary shares of £0.10 each	31,086,737	**5,027**	4,946	4,904
	(2003: 30,605,856			
	2002: 30,343,825)			
Total called up share capital		**5,027**	4,946	4,904

The authorised share capital is denominated in UK£ and consists of 54,000,000 10p ordinary shares with a nominal value of £5,400,000. Fluctuations in US$ value arise on exchange translation.

The issued ordinary share capital of the Company in UK £ at 30 June 2004 was £3,109,000. The Company's share capital has been translated into US dollars on a cumulative basis, at exchange rates prevailing as and when capital flows occurred. Movements in issued share capital over the period wholly arose from the exercise of Company share options.

The Ordinary Shares of 10p each carry one vote and have no fixed rights to dividends. They are entitled to participate equally in the assets of the Company on a winding up.

Share Options

As at 30 June 2004, the following options to subscribe were outstanding in respect of Ordinary Shares of 10p each.

No. of Shares	Exercise Price	Exercise Period
1,020	29.4p	15 June 1998 to 29 January 2005
5,000	242p	1 June 2002 to 31 May 2009
200,000	331p	15 July 2000 to 15 July 2009
58,500	321p	5 October 2000 to 4 October 2009
209,900	434p	30 November 2000 to 29 November 2009
174,400	849p	9 February 2001 to 8 February 2010
2,000	1238p	9 February 2001 to 8 February 2010
189,600	849p	21 February 2001 to 20 February 2010
96,400	849p	15 March 2001 to 14 March 2010
45,600	849p	22 March 2001 to 21 March 2010
1,000	1712p	22 March 2001 to 21 March 2010
6,400	849p	13 April 2001 to 12 April 2010
1,600	849p	17 April 2001 to 16 April 2010
2,400	849p	15 May 2001 to 14 May 2010

Notes to the financial statements

for the years ended 30 June

17. Share Capital cont.

Share Options cont.

No of Shares	Exercise Price	Exercise Period
3,200	849p	30 May 2001 to 29 May 2010
463,600	849p	14 June 2001 to 13 June 2010
8,000	1425p	14 June 2001 to 13 June 2010
9,600	849p	29 June 2001 to 28 June 2010
67,830	849p	18 July 2001 to 17 July 2010
923	2025p	18 July 2001 to 17 July 2010
11,816	849p	30 July 2001 to 29 July 2010
64,456	849p	6 August 2001 to 5 August 2010
18,279	849p	30 August 2001 to 29 August 2010
18,155	849p	28 September 2001 to 27 September 2010
14,481	849p	30 October 2001 to 29 October 2010
260,000	849p	10 September 2001 to 9 September 2010
109,386	738p	29 November 2001 to 28 November 2010
15,077	875p	3 December 2001 to 2 December 2010
3,876	849p	30 December 2001 to 29 December 2010
22,607	849p	30 January 2002 to 29 January 2011
2,307	1243p	30 January 2002 to 29 January 2011
2,584	849p	27 February 2002 to 26 February 2011
8,075	998p	27 February 2002 to 26 February 2011
5,950	448p	29 March 2002 to 28 March 2011
33,769	660p	29 April 2002 to 28 April 2011
4,052	545p	30 May 2002 to 29 May 2011
4,026	365p	29 June 2002 to 28 June 2011
187,500	365p	30 June 2002 to 29 June 2011
3,750	394p	15 July 2002 to 14 July 2011
2,500	392p	19 August 2002 to 18 August 2011
5,625	268p	23 September 2002 to 22 September 2011
2,250	313p	27 September 2002 to 26 September 2011
5,000	384p	28 October 2002 to 27 October 2011
4,333	493p	1 January 2003 to 31 December 2012
98,667	403p	30 June 2003 to 29 June 2012
290,000	421p	3 July 2003 to 2 July 2012
10,000	543p	5 July 2003 to 4 July 2012
184,000	647.5p	2 July 2004 to 1 July 2013
30,000	762.5p	29 October 2004 to 28 October 2013
10,000	552.5p	5 April 2005 to 4 April 2014
5,000	576p	9 June 2005 to 8 June 2014
217,000	620p	28 June 2005 to 27 June 2014
280,000	647.5p	2 July 2005 to 1 July 2013
3,481,494		

The average share price (based on the Company's share price as shown in the Official List of the London Stock Exchange) during the year was £7.05 and at 30 June 2003 was £6.10 (30 June 2003: £6.375) (30 June 2002: £3.975).

Employee share option schemes
The Group operated two share option schemes for the benefit of Group employees and Directors during the year.

On 2 April 1992 the "JSB Computer Systems Executive Share Option Scheme" was adopted by the Board of Directors. The scheme has not been approved by the Inland Revenue. No options were granted during the financial year and there is no intention to grant further options under this scheme.

Notes to the financial statements

for the years ended 30 June

17. Share Capital cont.

On 11 September 1998 the Board adopted the "JSB Software Technologies 1998 Executive Share Option Scheme" ("the 1998 scheme"). The scheme is approved by the Inland Revenue although a schedule is incorporated into the rules allowing the grant of unapproved options. The scheme is administered by the Remuneration Committee. Options may be granted at any time the committee considers appropriate, subject to compliance with the Model Code on Directors' dealings. Options may be granted subject to such performance targets as the committee in its discretion may decide and with approval of the Inland Revenue where appropriate.

On 14 July 2000 in an Extraordinary General Meeting of the Company shareholders approved minor amendments to the 1998 scheme including revision to the maximum limit on the number of shares for which options may be granted from 15% to 20% of the issued ordinary share capital.

On 31 October 2002 in Annual General Meeting, shareholders approved the adoption of a second schedule to the Scheme to facilitate the granting of options from November 1 2002 to Californian residents staff in a manner consistent with Section 25102(o) of the Californian Corporations Code.

18. Reserves

Group	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2003	4,946	882	79	–	13,712	19,619
Exercise of options in the period	81	–	3,724	–	–	3,805
Retained profit for the period	–	–	–	–	11,537	11,537
Purchase of own shares for treasury	–	–	–	–	(1,112)	(1,112)
Unrealised exchange difference on translation	–	–	–	–	3,355	3,355
As at 30 June 2004	**5,027**	**882**	**3,803**	**–**	**27,492**	**37,204**
As at 30 June 2003	4,946	882	79	–	13,712	19,619
As at 30 June 2002	4,904	882	63,724	130,407	(189,027)	10,890

During the year the Company purchased 106,000 of its own shares at a cost of $1,112,000 and at an average price of £5.83 ($10.41).

Company	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2003	4,946	882	79	130,407	75,777	212,091
Exercise of options in the period	81	–	3,724	–	–	3,805
Retained profit for the period	–	–	–	–	2,190	2,190
Purchase of own shares for treasury	–	–	–	–	(1,112)	(1,112)
Unrealised exchange difference on translation	–	–	–	–	16,255	16,255
As at 30 June 2004	**5,027**	**882**	**3,803**	**130,407**	**93,110**	**233,229**
As at 30 June 2003	4,946	882	79	130,407	75,777	212,091
As at 30 June 2002	4,904	882	63,724	130,407	(4,474)	195,443

The purchase of own shares was as for Group.

SurfControl plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. A profit of $2,190,000 relating to the Company is dealt with in the consolidated financial statements of SurfControl plc (2003: profit $4,349,000) (2002: profit $1,731,000). The aggregate nominal value of ordinary shares allotted in the year was $81,000 (2003:$42,000) (2002:$19,000).

Notes to the financial statements

for the years ended 30 June

19. Reconciliations of movement in shareholders' funds

Group	**2004 $'000**	2003 $'000	2002 $'000
Profit/(loss) on ordinary activities after taxation	**11,537**	6,363	(68,405)
New share capital subscribed	**3,805**	1,271	536
Purchase of own shares for treasury	**(1,112)**	–	–
Unrealised exchange difference on translation	**3,355**	1,095	(105)
Net increase/ (decrease) in shareholders' funds	**17,585**	8,729	(67,974)
Opening shareholders' funds	**19,619**	10,890	78,864
Closing shareholders' funds	**37,204**	19,619	10,890

Company	**2004 $'000**	2003 $'000	2002 $'000
Profit on ordinary activities after taxation	**2,190**	4,349	1,731
New share capital subscribed	**3,805**	1,271	536
Purchase of own shares for treasury	**(1,112)**	–	–
Unrealised exchange difference on translation	**16,255**	11,028	9,922
Net increase in shareholders' funds	**21,138**	16,648	12,189
Opening shareholders' funds	**212,091**	195,443	183,254
Closing shareholders' funds	**233,229**	212,091	195,443

20. Other financial commitments

(a) Lease commitments

The Group's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Group	**Leasehold property 2004 $'000**	**Other 2004 $'000**	Leasehold property 2003 $'000	Other 2003 $'000	Leasehold property 2002 $'000	Other 2002 $'000
In respect of leases expiring:						
Within one year	**361**	**26**	101	38	6	107
In one to two years	**188**	**–**	625	41	183	51
In two to five years	**1,274**	**39**	1,281	38	1,859	7
In more than five years	**462**	**–**	406	–	429	–
	2,285	**65**	2,413	117	2,477	165

The Company's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Company	**Leasehold property 2004 $'000**	**Other 2004 $'000**	Leasehold property 2003 $'000	Other 2003 $'000	Leasehold property 2002 $'000	Other 2002 $'000
In respect of leases expiring:						
Within one year	**21**	**–**	34	–	–	4
In one to two years	**53**	**–**	–	–	–	–
In two to five years	**–**	**22**	–	28	–	20
In more than five years	**462**	**–**	406	–	429	–
	536	**22**	440	28	429	24

Notes to the financial statements

for the years ended 30 June

20. Other financial commitments cont.

(b) Capital commitments

The Group and Company had the following capital commitments authorised by Directors but not provided for in the accounts:

Group	2004 $'000	2003 $'000	2002 $'000
Contracted for	**66**	275	–
Authorised but not contracted for	**–**	54	–

Company	2004 $'000	2003 $'000	2002 $'000
Contracted for	**3**	–	–
Authorised but not contracted for	**–**	54	–

21. Pension Costs

The Group operates defined contribution schemes. The assets of the schemes are held separately from those in the Group in independently administered funds. The pension charge included in staff costs in note 5, represents contributions payable by the Group to the funds and amounted to $1,013,000 (2003: $845,000) (2002: $567,000).

The amount of pension cost accrued by the Group was $23,000 (2003: $11,000) (2002: $122,000).

22. Reconciliation of operating cash flows

	2004 $'000	2003 $'000	2002 $'000
Operating profit/(loss)	**12,229**	7,393	(70,289)
Depreciation	**1,797**	1,627	1,409
Amortisation of intangible assets	**1,351**	1,152	70,300
Loss on sale of tangible fixed assets	**31**	109	28
Decrease in stocks	**31**	18	84
Increase in debtors	**(2,973)**	(5,430)	(763)
Increase in creditors	**20,302**	18,780	10,932
(Decrease)/increase in provisions for liabilities and charges	**(131)**	444	(15)
Net cash inflow from operating activities	**32,637**	24,093	11,686

23. Returns on investments and servicing of finance

	2004 $'000	2003 $'000	2002 $'000
Finance lease and hire purchase interest paid	**(8)**	(10)	(17)
Bank interest paid	**(3)**	(2)	(4)
Other interest paid	**(9)**	(29)	(6)
Bank interest received	**1,812**	782	657
Net cash inflow from returns on investment and servicing of finance	**1,792**	741	630

Notes to the financial statements

for the years ended 30 June

24. Analysis of net funds

	At 1 July 2003 $'000	Cash flow $'000	Foreign exchange differences $'000	**At 30 June 2004 $'000**	At 30 June 2003 $'000	At 30 June 2002 $'000
Overnight cash balances and cash in hand	34,262	13,567	2,689	**50,518**	34,262	24,608
Term deposits	27,445	7,470	2,044	**36,959**	27,445	10,846
Cash at bank and in hand	61,707	21,037	4,733	**87,477**	61,707	35,454
Finance leases	(73)	38	(6)	**(41)**	(73)	(111)
Total	61,634	21,075	4,727	**87,436**	61,634	35,343

The principal financial risks faced by the Group are counterparty, exchange rate, interest rate and liquidity risks. Counterparty risk is managed by placing cash deposits with banks principally in the UK and US, which have satisfactory credit ratings. To balance interest rate and liquidity risk the Group places its cash balances in excess of immediate requirements on deposit with the intention of maximising income whilst ensuring funds are available to meet the Group's expenditure requirements. Exchange rate risk is managed by minimising balances in currencies other than those of local operations. The Group's policy is not to enter into forward exchange contracts

Cash and other liquid resources consist of cash held in current/deposit accounts, money market funds, certificates of deposit, and money market term deposits. Liquid resources at 30 June 2004 had a weighted average period to maturity of 12 weeks and earned interest at a weighted average rate of 2.25% per annum.

There was no significant differences between book value and fair value (determined by discounting future cash flows at current interest rates) for these funds. No details regarding financial exposure of the short term debtors and creditors have been included. The Group does not engage in any hedging in respect of interest rate risks.

There are no material committed undrawn facilities at year end.

25. Analysis of net cash inflow in respect of acquisitions

A summary of the net cash outflow in respect of Beijing Messagesoft Technology Co., Ltd., is given below:

	2004 $'000
Cash outflow from operating activities	**(146)**
Contribution to operating activities by Parent	**500**
Capital expenditure and financial investment	**(128)**
Increase in cash in the period	**226**

26. Financial instruments

As permitted by FRS 13 "Derivatives and other financial instruments: Disclosures", short term debtors and creditors have been excluded from the following analyses.

The interest rate risk profile of financial assets and liabilities were as follows:

Group 2004	**Non interest bearing $'000**	**Floating rate $'000**	**Fixed rate $'000**	**2004 Total $'000**
Financial assets:				
Currency				
US dollar	**951**	**23,541**	**20,755**	**45,247**
UK sterling	**1,502**	**4,401**	**32,414**	**38,317**
Euro	**827**	**1,826**	**304**	**2,957**
Australian dollar	**–**	**139**	**471**	**610**
Chinese Yuan	**346**	**–**	**–**	**346**
	3,626	**29,907**	**53,944**	**87,477**

Notes to the financial statements

for the years ended 30 June

26. Financial instruments cont.

Group 2003	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2003 Total $'000
Financial assets:				
Currency				
US dollar	864	24,772	–	25,636
UK sterling	64	8,071	27,043	35,178
Euro	109	225	–	334
Australian dollar	–	154	403	557
Singapore dollar	–	2	–	2
	1,037	33,224	27,446	61,707

Group 2002	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2002 Total $'000
Financial assets:				
Currency				
US dollar	(46)	22,381	4,987	27,322
UK sterling	214	948	5,859	7,021
Euro	294	525	–	819
Australian dollar	–	93	199	292
	462	23,947	11,045	35,454

There were no financial liabilities except for finance lease and hire purchase obligations as at 30 June 2004. (2003: $nil) (2002: $nil). Floating and fixed rate financial assets comprise cash at bank and in hand and bear interest at prevailing market rates.

The UK operations held cash balances of $16,300,000 (2003: $1,199,000) (2002: $13,664,000). Denominated in US dollars. Other than this and long term intercompany loans, the operations within the Group had no significant monetary assets or liabilities denominated in currencies other than their own.

There are no material unrecognised gains or losses at the beginning or end of the year as the Group did not trade in financial instruments.

27. Related party transactions

Transactions within companies within the Group are not disclosed as all such transactions are eliminated on consolidation. Payments were also made to Quester Services Limited for the services of Simon Acland as a Non-Executive Director for the period to October 2003, which are referred to in the Directors' Remuneration Report on page 38. There were no other related party transactions for the financial periods under review.

Un-audited Group profit & loss accounts

for the quarters ended 30 June 2004

	30 June 2004 $'000	31 March 2004 $'000	30 December 2003 $'000	30 September 2003 $'000	Full year 30 June 2004 $'000
Turnover	**24,490**	22,027	21,154	19,664	**87,335**
Cost of sales	**(461)**	(318)	(320)	(294)	**(1,393)**
Gross profit	**24,029**	21,709	20,834	19,370	**85,942**
Selling and distribution costs	**(12,377)**	(11,298)	(10,636)	(9,714)	**(44,025)**
Research and development	**(2,788)**	(2,499)	(2,242)	(2,149)	**(9,678)**
General and administrative costs	**(4,804)**	(4,185)	(3,993)	(3,831)	**(16,813)**
Amortisation of intangible assets and depreciation	**(1,827)**	(472)	(438)	(411)	**(3,148)**
Movement in share option provision	**(162)**	433	(6)	(314)	**(49)**
Total administrative expenses	**(9,581)**	(6,723)	(6,679)	(6,705)	**(29,688)**
Operating profit	**2,071**	3,688	3,519	2,951	**12,229**
Proceeds from disposal of business	**(2)**	130	117	66	**311**
Net interest receivable	**498**	566	441	354	**1,859**
Profit on ordinary activities before taxation	**2,567**	4,384	4,077	3,371	**14,399**
Tax on profit on ordinary activities	**114**	(1,108)	(1,031)	(837)	**(2,862)**
Profit on ordinary activities after taxation	**2,681**	3,276	3,046	2,534	**11,537**
Basic earnings per ordinary share (cents)	**8.5**	10.6	9.9	8.3	**37.3**
Reconciliation of Profit on ordinary activities after taxation to Pro-forma Profit after taxation:					
Profit on ordinary activities after taxation	**2,681**	3,276	3,046	2,534	**11,537**
Movement in share option provision	**162**	(433)	6	314	**49**
Amortisation of intangible assets	**1,351**	–	–	–	**1,351**
Pro-forma Profit on ordinary activities after taxation	**4,194**	2,843	3,052	2,848	**12,937**
Reconciliation of Pro-forma Profit after taxation to EBITDA (Earnings before net interest, taxation,depreciation, amortisation of goodwill, share option provision and after proceeds from disposal of business):					
Pro-forma profit on ordinary activities after taxation	**4,194**	2,843	3,052	2,848	**12,937**
Tax on profit on ordinary activities	**(114)**	1,108	1,031	837	**2,862**
Depreciation	**476**	472	438	411	**1,797**
Net interest receivable	**(498)**	(566)	(441)	(354)	**(1,859)**
EBITDA	**4,058**	3,857	4,080	3,742	**15,737**